As filed with the Securities and Exchange Commission on August 11, 2005

Registration No. 333-[            ]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

UNITEDHEALTH GROUP INCORPORATED

(Exact Name of Registrant as specified in Its charter)

Minnesota	6324	41-1321939
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

UNITEDHEALTH GROUP CENTER

9900 BREN ROAD EAST

MINNETONKA, MINNESOTA 55343

(952) 936-1300

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

David J. Lubben, Esq.

General Counsel

UnitedHealth Group Incorporated

UnitedHealth Group Center

9900 Bren Road East

Minnetonka, Minnesota 55343

(952) 936-1300

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Thomas A. Roberts, Esq. Raymond O. Gietz, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153-0119 (212) 310-8000	Jonathan B. Abram, Esq. Dorsey & Whitney LLP 50 South Sixth Street Suite 1500 Minneapolis, Minnesota 55402 (612) 340-2600	Paul T. Schnell, Esq. Neil P. Stronski, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036-6522 (212) 735-3000

Approximate Date of Commencement of the Proposed Sale to the Public: At the effective time of the merger of PacifiCare with and into a direct wholly-owned subsidiary of the Registrant, which shall occur as soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all conditions to closing of such merger.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, par value $0.01 per share	117,100,000	N/A	$5,527,230,666	$650,555

(1)	Based upon the maximum number of shares of the Registrant’s common stock expected to be issued in connection with the merger described herein to holders of shares of common stock of PacifiCare Health Systems, Inc. at the effective time of the merger.
(2)	Estimated solely for purposes of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended (the “Securities Act”). This fee has been computed pursuant to Rules 457(f) and (c) and is based on (i) $74.85, the average of the high and low sales prices per share of common stock, par value $0.01 per share of PacifiCare Health Systems, Inc. common stock on the New York Stock Exchange on August 9, 2005, (ii) 103,603,199 shares, the maximum number of shares of PacifiCare Health Systems, Inc. common stock to be acquired by the Registrant pursuant to the merger (assuming exercise of all outstanding stock options, distribution of all restricted and deferred stock units and conversion of all outstanding convertible securities) and (iii) a cash payment of $2,227,468,779 by the Registrant to shareholders of PacifiCare Health Systems, Inc.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

PRELIMINARY COPY,

SUBJECT TO COMPLETION

Dear Stockholders:

You are cordially invited to attend a special meeting of stockholders of PacifiCare Health Systems, Inc., which will be held on                     , 2005 beginning at              local time at                     . At the special meeting, PacifiCare’s stockholders will be asked to adopt the merger agreement that PacifiCare has entered into with UnitedHealth Group Incorporated and Point Acquisition LLC, a wholly owned subsidiary of UnitedHealth Group, pursuant to which the business of PacifiCare will be continued as a wholly owned subsidiary of UnitedHealth Group.

If it is completed, the proposed merger will create opportunities for broader customer access to a stronger and more diverse network of doctors and other care providers, enhanced and expanded affordable health care services that address the needs of older Americans, including those under new Medicare programs, the application of more consumer-oriented offerings and service capabilities, and quality enhancements and efficiency gains for hospitals, physicians and other health professionals. Following the merger, PacifiCare stockholders are expected to own in the aggregate approximately 8% of UnitedHealth Group’s outstanding common stock. By becoming part of a much larger health and well-being company, PacifiCare would be in a better position to take advantage of growth opportunities, meet competitive pressures, serve customers more efficiently and develop, introduce and administer new products to respond to the need for affordable healthcare.

If the proposed merger is completed, each share of PacifiCare common stock will be exchanged for 1.1 shares of UnitedHealth Group common stock and $21.50 in cash, collectively the merger consideration. UnitedHealth Group common stock is listed on the New York Stock Exchange, Inc. under the symbol “UNH” and PacifiCare common stock is listed on the New York Stock Exchange under the symbol “PHS”. The closing price of UnitedHealth Group common stock on the New York Stock Exchange was $             per share on                     , 2005 and the closing price of PacifiCare common stock on the New York Stock Exchange was $             per share on                     , 2005. The value of the merger consideration to be received by PacifiCare stockholders will fluctuate with changes in the price of UnitedHealth Group’s common stock—if the price of UnitedHealth Group’s common stock increases, the value of the merger consideration increases; if the price of UnitedHealth Group’s common stock decreases, the value of the merger consideration decreases. There can be no assurance as to the market price of UnitedHealth Group common stock at any time prior to the completion of the merger or at any time thereafter. Stockholders are urged to check the current trading price for UnitedHealth Group common stock and for PacifiCare common stock.

Our board of directors has reviewed and considered the terms of the merger and the merger agreement and has unanimously determined that the proposed merger is advisable, fair to and in the best interests of, PacifiCare and its stockholders and unanimously recommends that you vote “FOR” the adoption of the merger agreement, which is described in detail in the accompanying proxy statement/prospectus.

YOUR VOTE IS VERY IMPORTANT. PacifiCare cannot complete the proposed merger unless the merger agreement is adopted by the affirmative vote of holders of a majority of the shares of PacifiCare common stock outstanding on the close of business on                     , 2005. The obligations of PacifiCare and UnitedHealth Group to complete the merger are also subject to the satisfaction or waiver of several other conditions to the merger, including receiving approval from regulatory agencies. Whether or not you plan to attend the special meeting, please complete, sign, date and promptly return the accompanying proxy in the enclosed postage paid envelope. You may also vote your shares by telephone, using a toll-free number, or by accessing the Internet. Your proxy card contains instructions for using these convenient services. Returning the proxy does not deprive you of your right to attend our special meeting. If you decide to attend our special meeting and wish to change your proxy vote, you may do so by voting in person at the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote in person at the special meeting, you must obtain from the record holder a proxy issued in your name.

Only stockholders who hold shares of PacifiCare common stock at the close of business on                     , 2005 will be entitled to vote at the special meeting. If the merger agreement is adopted by the PacifiCare stockholders, the parties intend to close the merger as soon as possible after the special meeting and after all of the conditions to closing the merger are satisfied or waived, if permissible under applicable law and stock exchange rules.

The proxy statement/prospectus explains the merger in greater detail and provides you with detailed information concerning UnitedHealth Group, PacifiCare and the special meeting. Please give all of the information contained in the proxy statement/prospectus your careful attention. In particular, you should carefully consider the discussion of the risk factors relating to the proposed merger in the section entitled “ Risk Factors” beginning on page 32 of this proxy statement/prospectus.

TO ADOPT THE MERGER AGREEMENT, YOU MUST VOTE “FOR” THE PROPOSAL BY FOLLOWING THE INSTRUCTIONS STATED ON THE ENCLOSED PROXY CARD. IF YOU DO NOT VOTE AT ALL, YOU WILL, IN EFFECT, HAVE VOTED AGAINST THE PROPOSAL.

If the proposed merger is completed, you will be sent written instructions for exchanging your certificates of PacifiCare common stock for the merger consideration. Please do not send in your certificates until you have received these instructions.

On behalf of the PacifiCare board of directors, I thank you for your support and urge you to VOTE FOR ADOPTION of the merger agreement.

Sincerely,

Howard G. Phanstiel

Chairman of the Board

Neither the Securities and Exchange Commission nor any state securities commission nor any state regulatory authority has approved or disapproved of the shares of UnitedHealth Group common stock to be issued in the merger, or determined if the proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this proxy statement/prospectus is                     , 2005.

This proxy statement/prospectus and the form of proxy are first being mailed to the stockholders of PacifiCare on or about                     , 2005.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON                     , 2005

To Stockholders:

NOTICE IS HEREBY GIVEN, that we will hold a special meeting of stockholders of PacifiCare Health Systems, Inc., a Delaware corporation, at             , local time, on                     , 2005 at                      for the following purposes:

1.	To consider and vote on a proposal to adopt the Agreement and Plan of Merger by and among UnitedHealth Group Incorporated, Point Acquisition LLC, and PacifiCare, dated as of July 6, 2005, pursuant to which PacifiCare will merge with and into Point Acquisition LLC, and PacifiCare will become a wholly owned subsidiary of UnitedHealth Group, such transaction being referred to as the merger. Each outstanding share of PacifiCare common stock will be converted into the right to receive 1.1 shares of UnitedHealth Group common stock and $21.50 in cash.

2.	To consider and vote on a proposal to authorize the proxyholders to vote to adjourn or postpone the special meeting, in their sole discretion, for the purpose of soliciting additional votes for the adoption of the merger agreement.

3.	To transact such other business as may properly come before the special meeting.

We describe the merger and the merger agreement more fully in the proxy statement/prospectus attached to and forming part of this notice. You are encouraged to read the entire document carefully. As of the date of this notice, PacifiCare’s board of directors knows of no other business to be conducted at the special meeting.

The board of directors of PacifiCare unanimously recommends that PacifiCare stockholders vote “FOR” approval and adoption of the merger agreement.

Only stockholders of record of PacifiCare common stock at the close of business on                     , 2005, the record date for the special meeting, are entitled to notice of, and will be entitled to vote at, the special meeting or any adjournment or postponement thereof. Adoption of the merger agreement will require the affirmative vote of PacifiCare stockholders representing a majority of the outstanding shares of PacifiCare common stock entitled to vote at the special meeting. Authorizing the proxyholders to vote to adjourn or postpone the special meeting for the purpose of soliciting additional votes for the adoption of the merger agreement will require the affirmative vote of PacifiCare stockholders representing a majority of the shares of PacifiCare common stock present and entitled to vote at the special meeting.

PacifiCare stockholders have the right to dissent from the merger and obtain payment in cash of the fair value of their shares of common stock under applicable provisions of Delaware law. In order to perfect dissenters’ rights, stockholders must give written demand for appraisal of their shares before the taking of the vote on the merger at the special meeting and must not vote in favor of the merger. A copy of the applicable Delaware statutory provision is included as Annex D to the attached proxy statement/prospectus and a summary of this provision can be found in the section entitled “Appraisal Rights for PacifiCare Stockholders” beginning on page 96 of the attached proxy statement/prospectus.

Your vote is important. To ensure that your shares are represented at the special meeting, you are urged to complete, date and sign the enclosed proxy and mail it promptly in the postage-paid envelope provided, whether or not you plan to attend the special meeting in person. Completing a proxy now will not prevent you from being able to vote at the special meeting by attending in person and casting a vote. You may also vote your shares by telephone, using a toll-free number, or the Internet. Your proxy card contains instructions for using these convenient services. If you do not return or submit the proxy or vote in person at the special meeting, the effect will be the same as a vote against the merger agreement proposal.

You may revoke your proxy in the manner described in the accompanying proxy statement/prospectus at any time before it has been voted at the special meeting. If you attend the special meeting you may vote in person even if you returned a proxy. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote in person at the special meeting, you must obtain from the record holder a proxy issued in your name.

Please do not send your stock certificates at this time. If the merger is completed, you will be sent instructions regarding the surrender of your stock certificates.

By Order of the Board of Directors

Joseph S. Konowiecki

Secretary

Cypress, California

                    , 2005

PRELIMINARY COPY,

SUBJECT TO COMPLETION

PROXY STATEMENT OF PACIFICARE HEALTH SYSTEMS, INC.

PROSPECTUS OF UNITEDHEALTH GROUP INCORPORATED

This proxy statement/prospectus is being furnished to stockholders of PacifiCare Health Systems, Inc., a Delaware corporation, referred to as PacifiCare, in connection with the solicitation of proxies by the board of directors of PacifiCare for use at the special meeting of stockholders of PacifiCare to be held on                      at             , local time, at                     . At the special meeting, holders of PacifiCare common stock, $0.01 par value, are being asked to consider and vote upon a proposal to adopt the Agreement and Plan of Merger, referred to as the merger agreement, dated as of July 6, 2005, by and among PacifiCare, UnitedHealth Group Incorporated, a Minnesota corporation, and Point Acquisition LLC, a limited liability company organized under the laws of the State of Delaware and a wholly owned subsidiary of UnitedHealth Group. The merger agreement provides for, among other things, the merger of PacifiCare with and into Point Acquisition, which is referred to as the merger. A copy of the merger agreement is attached hereto as Annex A and made part of this proxy statement/prospectus. At the special meeting, PacifiCare stockholders also are being asked to consider and vote upon a proposal to authorize the proxyholders to vote to adjourn or postpone the special meeting, in their sole discretion, for the purpose of soliciting additional votes for the adoption of the merger agreement.

At the effective time of the merger, PacifiCare will merge with and into Point Acquisition. Each outstanding share of PacifiCare common stock will be converted into the right to receive 1.1 shares of UnitedHealth Group common stock and $21.50 in cash. Approximately 105.6 million shares of UnitedHealth Group common stock are expected to be issued in connection with the merger (assuming no exercise of outstanding PacifiCare stock options). For additional information regarding the terms of the merger, see the merger agreement attached as Annex A to this proxy statement/prospectus and the section entitled “The Merger” beginning on page 45 of this proxy statement/prospectus. Completion of the merger is conditioned upon, among other things, adoption of the merger agreement by PacifiCare’s stockholders and receipt of all required regulatory approvals.

UnitedHealth Group common stock is listed on the New York Stock Exchange, Inc. under the symbol “UNH”, and PacifiCare common stock is listed on the New York Stock Exchange under the symbol “PHS”. The closing price of UnitedHealth Group common stock on the New York Stock Exchange was $             per share on                     , 2005 and the closing price of PacifiCare common stock on the New York Stock Exchange was $             per share on                     , 2005. There can be no assurance as to the market price of UnitedHealth Group common stock at any time prior to the effective time of the merger or at any time thereafter. Stockholders are urged to check the current trading price for UnitedHealth Group common stock and for PacifiCare common stock.

PACIFICARE STOCKHOLDERS ARE STRONGLY URGED TO READ AND CONSIDER CAREFULLY THIS PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY, PARTICULARLY THE MATTERS REFERRED TO IN THE SECTION ENTITLED “ RISK FACTORS” BEGINNING ON PAGE 32 OF THIS PROXY STATEMENT/PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares of UnitedHealth Group common stock to be issued in the merger, or determined if the proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this proxy statement/prospectus is                     , 2005.

This proxy statement/prospectus and the form of proxy are first being mailed to the stockholders of PacifiCare on or about                     , 2005.

IMPORTANT

This document constitutes a proxy statement of PacifiCare to PacifiCare stockholders and a prospectus of UnitedHealth Group for the shares of UnitedHealth Group common stock that UnitedHealth Group will issue to PacifiCare stockholders in the merger. UnitedHealth Group has filed a registration statement on Form S-4 to register the shares of UnitedHealth Group’s common stock to be issued to PacifiCare stockholders in the merger. This proxy statement/prospectus is part of the registration statement, but does not contain all of the information set forth in the registration statement, certain portions of which have been omitted as permitted by the rules and regulations of the Securities and Exchange Commission. Such additional information may be obtained, without charge, from the SEC’s principal office in Washington, D.C. or from the website maintained by the SEC at http://www.sec.gov. In accordance with the rules of the SEC this proxy statement/prospectus incorporates important business and financial information about UnitedHealth Group, PacifiCare and their affiliates that is contained in documents filed with the SEC and which are attached to this proxy statement/prospectus as Annexes E through Y. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 141 of this proxy statement/prospectus.

We are not incorporating the contents of the websites of the SEC or any other person into this document. We are only providing the information about how you can obtain certain documents that are incorporated by reference into this proxy statement/ prospectus at such websites for your convenience.

i

ii

ANNEXES

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER

The following are some questions that you, as a stockholder of PacifiCare, may have regarding the merger and the other matters being considered at the special meeting and brief answers to those questions. We urge you to read carefully the remainder of this proxy statement/prospectus, including the documents attached to this proxy statement/prospectus, because the information in this section does not provide all the information that might be important to you with respect to the merger and the other matters being considered at the special meeting. Additional important information is also contained in the annexes and the documents that are incorporated by reference in this proxy statement/prospectus.

Q:	Why am I receiving this proxy statement/prospectus

A:	PacifiCare and UnitedHealth Group have agreed to the acquisition of PacifiCare by UnitedHealth Group under the terms of a merger agreement that is described in this proxy statement/prospectus. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A. In order to complete the merger, PacifiCare stockholders must approve and adopt the merger agreement and the transactions contemplated thereby. This proxy statement/prospectus contains important information about the merger, the merger agreement and the special meeting, which you should read carefully. The enclosed voting materials allow you to vote your shares without attending the special meeting. Your vote is very important. We encourage you to vote as soon as possible.

Q:	What will be the impact of the merger?

A:	If the merger is completed, PacifiCare will become part of UnitedHealth Group. By becoming part of a much larger health and well-being company, PacifiCare’s ability to market its services, expand its business and serve its members is expected to be greatly enhanced. We believe the merger will create the following benefits:

•	broader customer access to a stronger and more diverse network of doctors and other care providers;

•	enhanced and expanded affordable healthcare services that address the needs of older Americans, including those under new Medicare programs, and provide seniors with consistent quality of care and service across the country;

•	the application of more consumer-oriented offerings and service capabilities that align with the rapidly developing confluence of health and financial services;

•	quality enhancements and efficiency gains for hospitals, physicians and other health professionals.

Q:	Why are UnitedHealth Group and PacifiCare proposing the merger?

A:	To review the reasons for the merger, see the sections entitled “The Merger—UnitedHealth Group’s Reasons for the Merger” and “The Merger—PacifiCare’s Reasons for the Merger” beginning on pages 52 and 54 respectively of this proxy statement/prospectus.

Q:	What will happen in the merger?

A:	In the merger, PacifiCare will merge with and into Point Acquisition, which is a wholly owned subsidiary of UnitedHealth Group, with Point Acquisition continuing after the merger as the surviving entity and a wholly owned subsidiary of UnitedHealth Group.

Q:	As a PacifiCare stockholder, what will I receive in the merger?

A:

If the merger is completed, for each share of PacifiCare common stock you own, you will receive 1.1 shares of UnitedHealth Group common stock and $21.50 in cash, referred to, collectively, as the merger consideration.

UnitedHealth Group will not issue fractional shares of common stock. Instead, in lieu of any fractional share that you would otherwise receive, you will receive cash based on the closing market price of UnitedHealth Group common stock as of the effective date of the merger or, if such date is not a trading day, the last trading day prior to the effective date of the merger. As of July 5, 2005, the trading day immediately preceding the public announcement date of the proposed transaction, the implied value of the merger consideration was $80.05 per share of PacifiCare common stock. Immediately following the merger, PacifiCare stockholders are expected to own in the aggregate approximately 8% of the outstanding shares of UnitedHealth Group common stock.

Q:	What are the principal risks relating to the merger?

A:	The anticipated benefits of combining UnitedHealth Group and PacifiCare may not be realized. UnitedHealth Group may have difficulty integrating PacifiCare and may incur substantial costs in connection with the integration. UnitedHealth Group and PacifiCare must obtain several governmental consents to complete the merger, which, if delayed, not granted or granted with conditions or restrictions, may jeopardize or postpone the merger, result in additional expense or reduce the anticipated benefits of the transaction. The merger may result in the loss of customers or providers. If all of the conditions to the merger are not met, the merger may not occur and UnitedHealth Group and PacifiCare may lose some or all of the intended benefits of the merger. These and other risks are explained in the section entitled “Risk Factors—Risks Associated with the Merger” beginning on page 32 of this proxy statement/prospectus.

Q:	Can the value of the transaction change between now and the time the merger is completed?

A:	Yes. The value of the portion of the merger consideration comprised of UnitedHealth Group common stock can change. The 1.1 exchange ratio is a fixed exchange ratio, meaning that you will receive 1.1 shares of UnitedHealth Group common stock for each share of PacifiCare common stock you own plus $21.50 in cash regardless of the trading price of UnitedHealth Group common stock on the effective date of the merger. The market value of the UnitedHealth Group common stock you will receive in the merger will increase or decrease as the trading price of UnitedHealth Group’s common stock increases or decreases and, therefore, may be different at the time the merger is completed than it was at the time the merger agreement was signed and at the time of the special meeting. There can be no assurance as to the market price of UnitedHealth Group common stock at any time prior to the completion of the merger or at any time thereafter. You are urged to obtain current trading prices for UnitedHealth Group common stock and PacifiCare common stock.

Q:	As a holder of options to purchase PacifiCare common stock, PacifiCare restricted stock units or PacifiCare deferred stock units, what will I receive in the merger?

A:

Each currently outstanding option to purchase PacifiCare common stock (whether or not then vested) which remains outstanding immediately prior to consummation of the merger will become fully vested upon consummation of the merger, will be assumed by UnitedHealth Group, subject generally to the same terms and conditions as previously applicable thereto, and will be converted automatically into options to purchase shares of UnitedHealth Group common stock pursuant to a formula more fully described in the merger agreement. All currently outstanding shares of PacifiCare common stock issued under PacifiCare compensation plans that are subject to forfeiture risk will fully vest as of the consummation of the merger and be converted into the right to receive the merger consideration. Currently outstanding restricted stock units and deferred stock units will become fully vested as of the completion of the merger and will become immediately distributable in the form of the merger consideration. For further information concerning the treatment of stock options and other equity-based awards in the merger, please see the section entitled “The Merger—Interests of Certain Persons in the Merger—Equity-Based Awards” beginning on page 83 of this proxy statement/ prospectus.

Q:	When and where will the special meeting take place?

A:	The special meeting is scheduled to take place at , local time, on , at .

Q:	Who is entitled to vote at the special meeting?

A:	Holders of record of PacifiCare common stock as of the close of business on , 2005, referred to as the record date, are entitled to vote at the special meeting. Each stockholder has one vote for each share of PacifiCare common stock that the stockholder owns on the record date.

Q:	What vote is required to adopt the merger agreement?

A:	The affirmative vote of a majority of the shares of PacifiCare common stock outstanding as of the record date is the only vote required to adopt the merger agreement.

Q:	How does the PacifiCare board of directors recommend that PacifiCare stockholders vote?

A:	PacifiCare’s board of directors unanimously recommends that PacifiCare stockholders vote “FOR” the adoption of the merger agreement.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this proxy statement/prospectus, please mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares may be represented at the special meeting. You may also vote your shares by telephone, using a toll-free number, or by accessing the Internet. Votes by telephone or the Internet must be received by , local time, on , 2005. Your proxy card contains instructions for using these convenient services. You may also attend the special meeting and vote in person. If your shares are held in “street name” by your broker or bank, your broker or bank will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker or bank regarding how to instruct your broker or bank to vote your shares.

Q:	What if I do not vote, do not fully complete my proxy card or fail to instruct my broker?

A:	It is very important for you to vote. If you do not submit a proxy or instruct your broker how to vote your shares if your shares are held in street name, and you do not vote by telephone, the Internet or in person at the special meeting, the effect will be the same as if you voted “AGAINST” the adoption of the merger agreement. If you submit a signed proxy without specifying the manner in which you would like your shares to be voted, your shares will be voted “FOR” the adoption of the merger agreement. However, if your shares are held in “street name” and you do not instruct your broker how to vote your shares, your broker will not vote your shares, such failure to vote being referred to as a broker non-vote, which will have the same effect as voting “AGAINST” the adoption of the merger agreement. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares in order to ensure that your shares will be voted at the special meeting.

Q:	Can I change my vote after I have delivered my proxy?

A:

Yes. You may change your vote at any time before the vote takes place at the special meeting. To change your vote, you may (i) submit a new proxy card bearing a later date by mail or submit a new proxy by telephone or the Internet, or (ii) send a signed written notice bearing a date later than the date of the proxy to the Secretary of PacifiCare stating that you would like to revoke your proxy. You may also change your vote by attending the special meeting and voting in person, although your attendance alone will not revoke your proxy. However, if you elect to vote in person at the special meeting and your shares are held by a broker, bank or other nominee, you must bring to the meeting a legal proxy from the broker, bank or other nominee authorizing you to vote the shares.

Q:	Will a proxy solicitor be used?

A:	Yes. PacifiCare has engaged Georgeson Shareholder to assist in the solicitation of proxies for the special meeting and PacifiCare estimates that it will pay them a fee of approximately $20,000 and will reimburse them for reasonable out of pocket expenses incurred in connection with such solicitation.

Q:	Do I need to attend the special meeting in person?

A:	No. It is not necessary for you to attend the special meeting to vote your shares if PacifiCare has previously received your proxy, although you are welcome to attend.

Q:	Should I send in my stock certificates now?

A:	No. After the merger is completed, Wells Fargo, N.A., acting as our exchange agent, will send you instructions (including a letter of transmittal) explaining how to exchange your shares of PacifiCare common stock for the appropriate number of shares of UnitedHealth Group common stock and cash. Please do not send in your stock certificates with your proxy.

Q:	When do you expect to complete the merger?

A:	We are working to complete the merger as promptly as practicable after the special meeting and the receipt of required regulatory approvals or consents. However, because the merger is subject to closing conditions and the approval of a number of regulatory agencies, including the Department of Justice, referred to as the DOJ, and several state departments of insurance and/or health, we cannot predict the exact timing. For further information regarding regulatory approvals necessary for completion of the merger, please see the section entitled “The Merger—Regulatory Matters” beginning on page 90 of this proxy statement/prospectus.

Q:	What are the material U.S. federal income tax consequences of the merger to me?

A:	The completion of the merger is conditioned on the receipt by PacifiCare and UnitedHealth Group of tax opinions from their respective counsel dated as of the date of the merger to the effect that the merger will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning in Section 368(a) of the Internal Revenue Code of 1986, as amended, referred to as the Code. PacifiCare’s and UnitedHealth Group’s conditions relating to these tax opinions are not waivable following the adoption of the merger agreement by PacifiCare stockholders without reapproval by PacifiCare stockholders (with appropriate disclosure), and neither PacifiCare nor UnitedHealth Group intends to waive this condition. Assuming the merger so qualifies as a “reorganization,” which PacifiCare and UnitedHealth Group anticipate, a PacifiCare stockholder generally will, for U.S. federal income tax purposes, recognize gain, but not loss, equal to the lesser of (1) the excess, if any, of the fair market value of the UnitedHealth Group common stock and the amount of cash received by you over your adjusted tax basis in your PacifiCare common stock exchanged in the merger or (2) the amount of cash received by you in the merger. This treatment may not apply to all PacifiCare stockholders. For further information concerning U.S. federal income tax consequences of the merger, please see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 91 of this proxy statement/prospectus.

Tax matters are very complicated and the consequences of the merger to any particular PacifiCare stockholder will depend on that stockholder’s particular facts and circumstances. You are urged to consult your own tax advisor to determine your own tax consequences from the merger.

Q:	Will I have appraisal rights as a result of the merger?

A:	Yes. In order to exercise your appraisal rights, you must follow the requirements of Delaware law. A copy of the applicable Delaware statutory provision is included as Annex D to this proxy statement/prospectus and a summary of this provision can be found in the section entitled “Appraisal Rights for PacifiCare Stockholders” beginning on page 96 of this proxy statement/prospectus.

Q:	How will PacifiCare stockholders receive the merger consideration?

A:	Following the merger, you will receive a letter of transmittal and instructions on how to obtain the merger consideration in exchange for your PacifiCare common stock. You must return the completed letter of transmittal and your PacifiCare stock certificates as described in the instructions, and you will receive the merger consideration as soon as practicable after Wells Fargo, the exchange agent, receives your completed letter of transmittal and PacifiCare stock certificates. If you hold shares through a brokerage account, your broker will handle the surrender of stock certificates to Wells Fargo.

Q:	Who can I call with questions?

A:	If you have any questions about the merger, how to submit your proxy or other matters discussed in this proxy statement/prospectus or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact Georgeson Shareholder at 866-344-4276.

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights information from this proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire document for a more complete understanding of the merger agreement and the transactions contemplated thereby, including the merger. In particular, you should read the documents attached to this proxy statement/prospectus, including the merger agreement and the fairness opinions which are attached as Annexes A, B and C, and made part of this proxy statement/prospectus. In addition, we have attached to this proxy statement/prospectus as Annexes E through Y important business, financial and other information about PacifiCare and UnitedHealth Group, which information is made part of this proxy statement/prospectus. This summary and the balance of this proxy statement/prospectus contain forward-looking statements about events that are not certain to occur as described, or at all, and you should not place undue reliance on those statements. Please carefully read the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 40 of this proxy statement/prospectus.

The Companies

PacifiCare Health Systems, Inc.

5995 Plaza Drive

Cypress, CA 90630-5028

Telephone: (714) 952-1121

PacifiCare offers managed care and other health insurance products to employer groups, individuals and Medicare beneficiaries throughout most of the United States and Guam. PacifiCare’s commercial and senior plans are designed to deliver quality health care and customer service to members cost-effectively. These products include health insurance, health benefits administration and indemnity products such as Medicare supplement products offered through health maintenance organizations, or HMOs, and Preferred Provider Organizations, or PPOs. PacifiCare also offers a variety of specialty managed care products and services that employees can purchase as a supplement to PacifiCare’s basic commercial and senior medical plans or as stand-alone products. These products include pharmacy benefit management, or PBM, services, behavioral health services, group life and health insurance and dental and vision benefit plans. As of June 30, 2005, PacifiCare had approximately 3.4 million HMO and other commercial and senior product members and approximately 11.3 million members in its PBM, dental and vision and behavioral plans, including both members covered by PacifiCare’s commercial or senior HMOs, and members who are unaffiliated with PacifiCare’s HMOs. PacifiCare’s PBM membership includes members who either have a prescription drug benefit or are entitled to purchase their prescriptions utilizing PacifiCare’s retail network contracts or mail service.

For further information concerning PacifiCare, please refer to PacifiCare’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, attached as Annex E and its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31 and June 30, 2005, attached as Annexes F and G, to this proxy statement/prospectus and made part of this proxy statement/prospectus.

UnitedHealth Group Incorporated

UnitedHealth Group Center

9900 Bren Road East

Minnetonka, Minnesota 55343

(952) 936-1300

UnitedHealth Group is a diversified health and well-being company, serving more than 55 million Americans. UnitedHealth Group is focused on improving the health care system and how it works for multiple, distinct constituencies. UnitedHealth Group provides individuals with access to quality, cost-effective health care services and resources through more than 460,000 physicians and other care providers, and 4,200 hospitals across the United States. UnitedHealth Group manages approximately $60 billion in aggregate annual health care spending on behalf of more than 250,000 employer-customers and the consumers it serves. UnitedHealth Group’s primary focus is on improving health care systems by simplifying the administrative components of health care delivery, promoting evidence-based medicine as the standard for care, and providing relevant, actionable data that physicians, health care providers, consumers, employers and other participants in health care can use to make better, more informed decisions. UnitedHealth Group has developed its business around the principles of physician-centered health care that is supported by data-driven care facilitation and management resources. This approach works to ensure access through all clinical situations, improve outcomes and enhance affordability.

UnitedHealth Group’s revenues are derived from premium revenues on risk-based products, fees from management, administrative, technology, and consulting services, sales of a wide variety of products and services related to the broad health and well-being industry and investment and other income. UnitedHealth Group conducts its business primarily through operating divisions in the following business segments:

•	Uniprise;

•	Health Care Services, which includes our UnitedHealthcare, Ovations and AmeriChoice businesses;

•	Specialized Care Services; and

•	Ingenix.

Uniprise delivers health care and well-being services nationwide to large national employers, individual consumers and other health care organizations through three related business units: Uniprise Strategic Solutions, which is referred to as USS, Definity Health and Exante Financial Services. Each business unit works with other UnitedHealth Group businesses to deliver a complementary and integrated array of services. USS delivers strategic health and well-being solutions to large national employers. Definity Health provides consumer-driven health plans and services to employers and their employees. Exante delivers health care focused financial services for consumers, employers and providers. Most Uniprise products and services are delivered through its licensed affiliates. Uniprise provides administrative and customer care services for certain other businesses of UnitedHealth Group. Uniprise also offers transactional processing services to various intermediaries and health care entities.

UnitedHealth Group’s Health Care Services segment consists of the UnitedHealthcare, Ovations and AmeriChoice businesses. UnitedHealthcare offers a comprehensive array of consumer-oriented health benefit plans and services for local, small and mid-sized employers and individuals nationwide. Ovations provides health and well-being services for individuals age 50 and older, addressing their unique needs for preventative and acute health care services, as well as for services dealing with chronic disease and other specialized issues for older individuals. Ovation’s wide array of offerings and products includes Medicare Supplement and Medicare Advantage coverage and prescription discount cards, as well as disease management and chronic care capabilities. AmeriChoice provides network-based health and well-being services to state Medicaid, Children’s Health Insurance Program, and other government-sponsored health care programs and the beneficiaries of those programs.

The Specialized Care Services companies, which are referred to as SCS companies, offer a comprehensive platform of specialty health and wellness and ancillary benefits, services and resources to specific customer markets nationwide. These products and services include employee benefit offerings, provider networks and related resources focusing on behavioral health and substance abuse, dental, vision, disease management, complex and chronic illness and care facilitation. The SCS companies also offer solutions in the areas of complementary and alternative care, employee assistance, short-term disability, life insurance, work life balance and health-related information. These services are designed to simplify the consumer health care experience and facilitate efficient health care delivery.

Ingenix offers database and data management services, software products, publications, consulting services, outsourced services and pharmaceutical services on a nationwide and international basis. Ingenix is engaged in the simplification of health care administration by providing products and services that help customers correctly and efficiently document, code and bill for reimbursement for the delivery of care services. Ingenix is a leader in clinical research, health education services, publications, and pharmacoeconomics, outcomes, safety and epidemiology research through its i3 Research and i3 Magnifi businesses.

For further information concerning UnitedHealth Group, please see the section entitled “Certain Information Concerning UnitedHealth Group” beginning on page 113 of this proxy statement/prospectus and refer to UnitedHealth Group’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, attached hereto as Annex S, and its Quarterly Reports on Form 10-Q for the quarterly period ended March 31 and June 30, 2005, attached hereto as Annexes T and U, each of which is attached to this proxy statement/prospectus and made part of this proxy statement/prospectus.

Point Acquisition LLC

UnitedHealth Group Center

9900 Bren Road East

Minnetonka, Minnesota 55343

(952) 936-1300

Point Acquisition is a limited liability company organized under the laws of the State of Delaware and a wholly owned subsidiary of UnitedHealth Group formed by UnitedHealth Group on June 30, 2005 for the sole purpose of effecting the merger. This is the only business of Point Acquisition.

Reasons for the Merger (see page 52)

The proposed merger will create opportunities for broader customer access to a stronger and more diverse network of doctors and other care providers; enhanced and expanded affordable health care services that address the needs of older Americans including those under new Medicare programs, and provide seniors consistent quality of care and service across the country; the application of more consumer-orientated offerings and service capabilities that align with the rapidly developing confluence of health and financial services; and quality enhancements and efficiency gains for hospitals, physicians and other health professionals. To review the reasons for the merger in greater detail, see the sections entitled “The Merger—UnitedHealth Group’s Reasons for the Merger” and “The Merger—PacifiCare’s Reasons for the Merger” beginning on pages 52 and 54 respectively in this proxy statement/prospectus.

Structure of the Transaction (see page 99)

PacifiCare will merge with and into Point Acquisition under the terms of the merger agreement that are described in this proxy statement/prospectus. Pursuant to the merger agreement, Point Acquisition will be the surviving entity and will continue as a wholly owned subsidiary of UnitedHealth Group, and will succeed to and assume all the rights and obligations of PacifiCare. Holders of PacifiCare common stock (other than holders perfecting appraisal rights, see the section entitled “Appraisal Rights for PacifiCare Stockholders” beginning on page 98 of this proxy statement/prospectus, and treasury shares) will receive 1.1 shares of UnitedHealth Group common stock and $21.50 in cash for each share of PacifiCare common stock they own. Stockholders will receive cash for any fractional shares that they would otherwise receive in the merger.

Each currently outstanding option to purchase PacifiCare common stock (whether or not then vested) which remains outstanding immediately prior to consummation of the merger will become fully vested upon consummation of the merger, will be assumed by UnitedHealth Group, on generally the same terms and conditions as the original PacifiCare option, and each option will be converted into a similar award for shares of

UnitedHealth Group common stock as described below. The number of UnitedHealth Group stock options to be received in respect of PacifiCare stock options will be determined by multiplying the number of PacifiCare stock options outstanding immediately prior to the merger by the option exchange ratio and the per share exercise price of such options will be determined by dividing the per share exercise price applicable to the PacifiCare stock option immediately prior to the merger by the option exchange ratio. The option exchange ratio is equal to the exchange ratio of the UnitedHealth Group common stock issued as part of the merger consideration plus the fraction obtained by dividing the cash portion of the merger consideration by the per share closing trading price of UnitedHealth Group common stock on the trading day immediately preceding the closing date of the merger. All currently outstanding shares of PacifiCare common stock issued under PacifiCare compensation plans that are subject to forfeiture risk will fully vest as of the consummation of the merger and be converted into the right to receive the merger consideration. In addition, currently outstanding restricted stock units and deferred stock units will become fully vested as of the completion of the merger and will become immediately distributable in the form of the merger consideration. See the section entitled “The Merger—Interests of Certain Persons in the Merger—Equity-Based Awards” beginning on page 86 of this proxy statement/prospectus.

The Merger Agreement grants UnitedHealth Group the right to request that the merger be effected by converting Point Acquisition into a Delaware corporation and merging it with and into PacifiCare. However, this right can only be exercised if such alternate structure still allows for the delivery of legal opinions to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the alternate structure will not (i) result in any change in the merger consideration, (ii) be materially adverse to the interests of UnitedHealth Group, PacifiCare, Point Acquisition or the respective stockholders of UnitedHealth Group or PacifiCare or (iii) unreasonably impede or delay completion of the merger.

The merger agreement is attached to this proxy statement/prospectus as Annex A. Stockholders of PacifiCare are encouraged to carefully read the merger agreement in its entirety as it is the legal document that governs the merger.

The Special Meeting of PacifiCare Stockholders (see page 42)

The special meeting will be held on                     , 2005, at             , local time, at                                 .

The purpose of the special meeting is to (1) consider and vote upon a proposal to adopt the merger agreement, (2) consider and vote upon a proposal to authorize the proxyholders to vote to adjourn or postpone the special meeting, in their sole discretion, for the purpose of soliciting additional votes for the adoption of the merger agreement and (3) transact such other business as may properly come before the special meeting or any postponements or adjournments of the special meeting. Adoption of the merger agreement will also constitute approval of the merger and the other transactions contemplated by the merger agreement.

PacifiCare’s board of directors has fixed the close of business on                     , 2005 as the record date for determination of PacifiCare stockholders entitled to notice of and to vote at the special meeting. As of the close of business on                     , 2005, there were              shares of PacifiCare common stock outstanding, which were held of record by approximately              stockholders. A majority of these shares, present in person or represented by proxy, will constitute a quorum for the transaction of business. If a quorum is not present, it is expected that the special meeting will be adjourned or postponed to solicit additional proxies. Each PacifiCare stockholder is entitled to one vote for each share of PacifiCare common stock held as of the record date.

Adoption of the merger agreement by PacifiCare’s stockholders is required by Delaware law. Such adoption requires the affirmative vote of the holders of a majority of the shares of PacifiCare common stock outstanding on the record date and entitled to vote at the special meeting. Authorizing the proxyholders to vote to adjourn or postpone the special meeting for the purpose of soliciting additional votes for the adoption of the merger agreement will require the affirmative vote of PacifiCare stockholders representing a majority of the shares of

PacifiCare common stock present and entitled to vote at the special meeting. As of the record date, PacifiCare’s directors, executive officers and their affiliates held approximately 5% of the shares entitled to vote at the special meeting.

UnitedHealth Group Shareholder Approval

UnitedHealth Group shareholders are not required to approve the issuance of the shares of UnitedHealth Group common stock as part of the merger consideration.

Recommendation of PacifiCare’s Board of Directors (see page 58)

After careful consideration, PacifiCare’s board of directors has unanimously approved and adopted the merger agreement and determined that the merger is advisable, fair to and in the best interests of, PacifiCare and its stockholders and unanimously recommends that PacifiCare stockholders vote “FOR” adoption of the merger agreement.

Fairness Opinions of MTS Health Partners, L.P. and Morgan Stanley & Co. Incorporated (see page 58)

In connection with the merger, each of MTS Health Partners, L.P. and Morgan Stanley & Co. Incorporated, delivered a written opinion to PacifiCare’s board of directors to the effect that, as of July 6, 2005, and based upon and subject to the respective factors, assumptions and limitations set forth in each opinion, the merger consideration to be received by the holders of the outstanding shares of PacifiCare common stock pursuant to the merger agreement was fair from a financial point of view to those holders.

The full text of the written opinions of each of MTS and Morgan Stanley each dated July 6, 2005, which each set forth the respective assumptions made, procedures followed, matters considered, and limitations on the review undertaken in connection with each opinion, are attached as Annexes B and C, respectively. We encourage you to read each of these opinions carefully in their entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the reviews undertaken. Each of MTS and Morgan Stanley provided its opinion for the information and assistance of PacifiCare’s board of directors in connection with its consideration of the merger. Each of MTS’ and Morgan Stanley’s opinion is directed to the PacifiCare board of directors and does not constitute a recommendation as to how any holder of PacifiCare common stock should vote with respect to the merger. PacifiCare’s stockholders are urged to read each of the opinions in its entirety.

Interests of Certain Persons in the Merger (see page 83)

When considering the recommendation of its board of directors with respect to the merger agreement, PacifiCare stockholders should be aware that PacifiCare’s directors and executive officers, as individuals, have interests in the merger that are in addition to, or different from, the interests of PacifiCare stockholders generally. Messrs. Phanstiel, Bowlus, Scott and Konowiecki and Ms. Kosecoff and certain other executive officers have entered into employment agreements with UnitedHealth Group that become effective upon completion of the merger and which will become void if the merger is not completed. These agreements provide for an initial term of one or two years and generally provide that each executive officer will receive a signing bonus in the form of restricted stock or cash. The employment agreements also provide for an initial grant of UnitedHealth Group restricted stock upon completion of the merger. In addition, the completion of the merger will generally result in the accelerated vesting of stock options that have been granted under PacifiCare’s equity compensation plans to employees, executive officers and directors. Restricted stock, restricted stock units and deferred stock units held by PacifiCare’s executive officers and directors under PacifiCare’s compensation plans generally will also vest and become distributable as a result of the merger, in the form of merger consideration.

UnitedHealth Group has agreed in the merger agreement to continue the PacifiCare supplemental executive retirement plan for at least one year following the effective date of the merger, and to provide continued compensation and benefits following the completion of the merger that are no less favorable than those provided pursuant to PacifiCare’s plans and policies prior to the merger or those provided by UnitedHealth Group to its similarly situated employees in the discretion of UnitedHealth Group. UnitedHealth Group also agreed in the merger agreement to indemnify, exculpate and provide liability insurance to PacifiCare’s officers, directors and certain employees.

The PacifiCare board of directors was aware of these arrangements and considered them in its decision to approve and adopt the merger agreement.

Risk Factors (see page 32)

In evaluating the merger and the merger agreement and before deciding how to vote your shares of PacifiCare common stock at the special meeting, you should read this proxy statement/prospectus carefully and especially consider certain factors, risks and uncertainties discussed in the section entitled “Risk Factors” beginning on page 32 of this proxy statement/prospectus.

Conditions to the Merger (see page 109)

Each party’s obligation to complete the merger are subject to the prior satisfaction or waiver of each of the conditions specified in the merger agreement, including the following conditions that must be satisfied or waived, to the extent permitted by law or stock exchange rule, before the completion of the merger:

•	the merger agreement and the merger must be adopted by the holders of a majority of the outstanding shares of PacifiCare common stock as of the record date;

•	the shares of UnitedHealth Group common stock issuable to PacifiCare stockholders must be approved for listing, subject to official notice of issuance, on the New York Stock Exchange;

•	the waiting period (and any extension thereof) applicable to the merger pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, referred to as the HSR Act, or any other applicable competition, merger, antitrust or similar law must have expired or been terminated or any clearance or approval required under such laws has been granted;

•	there must be no temporary restraining order, preliminary or permanent injunction or other order or decree issued by any court of competent jurisdiction or other statute, law, rule, legal restraint or prohibition in effect preventing the completion of the merger;

•	the registration statement, of which this proxy statement/prospectus is a part, must be effective under the Securities Act of 1933, as amended, and must not be the subject of any stop order or proceedings seeking a stop order;

•	specified regulatory consents and approvals must have been obtained and be in full force and effect;

•	the representations and warranties of the other party set forth in the merger agreement must be true and correct (without giving effect to materiality qualifiers) as of the date of the merger agreement and as of the date the merger is to be completed (except to the extent that such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except where such failure to be true and correct individually or in the aggregate would not reasonably be expected to have a material adverse effect on the representing party, except the representations and warranties relating to PacifiCare’s capital stock (subject to de minimis exceptions) and absence of certain changes or events with respect to UnitedHealth Group or PacifiCare, as the case may be, which must be true in all respects;

•	the other party to the merger agreement must have performed in all material respects all of its obligations under the merger agreement; and

•	each party must have received an opinion of its counsel to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

The obligations of UnitedHealth Group and Point Acquisition to complete the merger are further subject to the satisfaction or waiver, to the extent permitted by law or stock exchange rule, of each of the following conditions specified in the merger agreement:

•	there shall not be pending any suit, action or proceeding by any federal or state governmental entity (1) challenging the acquisition or seeking to place limitations on the acquisition and ownership of shares of PacifiCare by UnitedHealth Group or Point Acquisition or to restrain or prohibit the completion of the merger, which suit, action or proceeding UnitedHealth Group determines, in its reasonable discretion, has a reasonable possibility of being decided in favor of such governmental entity or could reasonably be expected to result in material damages or material harm to PacifiCare or UnitedHealth Group, (2) seeking to (i) prohibit or limit the ownership or operation of PacifiCare by UnitedHealth Group or Point Acquisition, (ii) compel the disposal of any business or assets as result of the merger, or (iii) impose any obligations on the operation of the businesses of UnitedHealth Group, PacifiCare or Point Acquisition, or (3) seeking to obtain damages, payments or legally binding assurances, which suit, action or proceeding in the case of (2) or (3) would reasonably be likely to have, individually or in the aggregate, a Negative Regulatory Action as defined in the section entitled “The Merger Agreement—Reasonable Best Efforts” beginning on page 107 of this proxy statement/prospectus;

•	there must be no legal restraint in effect which would reasonably be expected to result in any of the effects set forth in (1) through (3) of the preceding bullet point; and

•	specified regulatory consents and approvals must have been obtained and be in full force and effect without conditions, restrictions, limitations, qualifications or requirements which would be reasonably likely to constitute individually or in the aggregate a Negative Regulatory Action as defined in the section entitled “The Merger Agreement—Reasonable Best Efforts” beginning on page 107 of this proxy statement/prospectus.

Under applicable law and stock exchange rules, the parties are able to waive closing conditions with respect to pending litigation, representations and warranties, and the performance of agreements and covenants. However, the merger agreement provides that neither party can waive the condition regarding the receipt of the opinion of its tax counsel following the adoption of the merger agreement by PacifiCare stockholders unless further stockholder approval is obtained with appropriate disclosure.

Neither UnitedHealth Group nor PacifiCare can assure you that all of the conditions to the merger will be either satisfied or waived or that the merger will occur.

Termination of the Merger Agreement (see page 110)

Even if the PacifiCare stockholders approve the merger agreement, the merger agreement may be terminated by mutual consent, or by either UnitedHealth Group or PacifiCare, at any time before the completion of the merger under specified circumstances, including:

•	if the merger is not completed, through no fault of the terminating party, by (i) May 5, 2006 or (ii) August 7, 2006, in the event that either party elects on or prior to May 5, 2006, to extend the termination date and on May 5, 2006, all conditions other than those relating to the absence of governmental litigation and governmental consents are satisfied or are capable of being satisfied;

•	if any legal restraint having the effect of permanently restraining, enjoining or otherwise prohibiting the merger, shall be in effect and shall have become final and nonappealable;

•	if the PacifiCare stockholders do not adopt the merger agreement at the special meeting; or

•	if the other party has breached any of its representations and warranties or failed to perform any of its covenants and the breach or failure to perform would give rise to the failure of specified closing conditions relating to the accuracy of such party’s representations or compliance by such party with its covenants and such failure or breach is not cured or curable within 30 days following receipt of written notice of such breach or failure.

In addition, the merger agreement may be terminated by UnitedHealth Group within 45 days of the date on which the PacifiCare board of directors:

•	withdraws (or modifies in a manner adverse to UnitedHealth Group) its recommendation of the merger or the merger agreement, or approves or recommends a takeover proposal (as defined in the section entitled “The Merger Agreement—No Solicitation of Transactions” starting on page 106 of this proxy statement/prospectus) or

•	fails to publicly confirm its recommendation of the merger agreement and the merger within ten business days (or three business days if such request is initially received within ten business days of the special meeting) after a written request by UnitedHealth Group that it do so.

Payment of Termination Fee (see page 111)

PacifiCare has agreed to pay UnitedHealth Group a termination fee of $243.6 million if the merger agreement is terminated under specified circumstances.

No Solicitation of Transactions Involving PacifiCare (see page 106)

The merger agreement contains restrictions on the ability of PacifiCare to solicit or engage in discussions or negotiations with a third party with respect to a proposal to acquire a significant interest of PacifiCare equity or assets. Notwithstanding these restrictions, the merger agreement provides that, under specified circumstances, if PacifiCare receives an unsolicited proposal from a third party to acquire a significant interest in PacifiCare that the PacifiCare board of directors determines in good faith is or is reasonably likely to be a proposal that is superior to the merger, PacifiCare may furnish nonpublic information to that third party and engage in negotiations regarding a takeover proposal with that third party.

Material U.S. Federal Income Tax Consequences of the Merger (see page 91)

The completion of the merger is conditioned on the receipt by PacifiCare and UnitedHealth Group of tax opinions from their respective counsel dated as of the date of the merger to the effect that the merger will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. PacifiCare’s and UnitedHealth Group’s conditions relating to these tax opinions are not waivable following the adoption of the merger agreement by PacifiCare stockholders without reapproval by PacifiCare stockholders (with appropriate disclosure), and neither PacifiCare nor UnitedHealth Group intends to waive this condition. Assuming the merger so qualifies as a “reorganization,” which PacifiCare and UnitedHealth Group anticipate, a PacifiCare stockholder generally will, for U.S. federal income tax purposes, recognize gain, but not loss, equal to the lesser of (1) the excess, if any, of the fair market value of the UnitedHealth Group common stock and the amount of cash received by the stockholder over that stockholder’s adjusted tax basis in the PacifiCare common stock exchanged in the merger or (2) the amount of cash received by the stockholder in the merger. This treatment may not apply to all stockholders. For further information concerning U.S. federal income tax consequences of the merger, please see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 91 of this proxy statement/prospectus.

Tax matters are very complicated and the consequences of the merger to any particular PacifiCare stockholder will depend on that stockholder’s particular facts and circumstances. PacifiCare stockholders are urged to consult their own tax advisors to determine their own tax consequences from the merger.

Regulatory Matters (see page 90)

The merger is subject to U.S. antitrust laws. Under the HSR Act, each of UnitedHealth Group and PacifiCare will file the required Hart-Scott Rodino notification and report forms with the Antitrust Division of the DOJ, and the U.S. Federal Trade Commission, referred to as the FTC. The applicable waiting period will begin on the date of filing by both parties and will expire 30 days thereafter (or on the next regular business day if the 30th day falls on a Saturday, Sunday or legal public holiday), unless the waiting period is earlier terminated or extended by a request for additional information. In addition, certain state attorneys general may review the proposed transaction to determine if there are potential antitrust issues arising therefrom. In that connection, the Office of the Attorney General of the State of Texas has issued a Civil Investigative Demand, referred to as a CID, to UnitedHealth Group and PacifiCare as part of its review of the merger. The DOJ or the FTC, as well as a State Attorney General or private person, may challenge the merger at any time before or after its completion.

In addition, California’s Department of Managed Health Care and the Departments of Insurance of the States of Arizona, California, Colorado, Indiana, Nevada, Oklahoma, Oregon, Texas, Washington and Wisconsin, collectively the Principal States, must approve UnitedHealth Group’s acquisition of control of PacifiCare and certain PacifiCare subsidiaries. UnitedHealth Group, or the applicable PacifiCare subsidiary, as the case may be, has filed applications for acquisition of control as required by law, in the Principal States. For more information about regulatory approvals that UnitedHealth Group and PacifiCare must obtain in order to complete the merger, see the section entitled “The Merger—Regulatory Matters” beginning on page 90 of this proxy statement/prospectus.

While UnitedHealth Group and PacifiCare expect to obtain all required regulatory approvals, we cannot assure you that these regulatory approvals will be obtained or that the granting of these regulatory approvals will not involve the imposition of conditions on the completion of the merger. Such conditions or changes could result in the conditions to the merger not being satisfied.

Agreement to Obtain Clearance from Regulatory Authorities (see page 107)

UnitedHealth Group and PacifiCare have agreed to use their reasonable best efforts to take all actions necessary, proper or advisable to complete the merger as expeditiously as practicable, including, among other things, obtaining all necessary consents and approvals and avoiding impediments under any laws that may be asserted by any governmental authority. However, UnitedHealth Group is not obligated to take any action if it would result in, or would be reasonably likely to result in, a Negative Regulatory Action as defined and discussed in the section entitled, “The Merger Agreement—Reasonable Best Efforts,” beginning on page 107 of this proxy statement/prospectus.

Restrictions on the Ability to Sell UnitedHealth Group Common Stock (see page 94)

All shares of UnitedHealth Group common stock you receive in connection with the merger will be freely transferable unless you are considered an “affiliate” of either PacifiCare or UnitedHealth Group for the purposes of the Securities Act at the time the merger agreement is submitted to PacifiCare stockholders for adoption, in which case you will be permitted to sell the shares of UnitedHealth Group common stock you receive in the merger only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act. This proxy statement/prospectus does not register the resale of stock held by affiliates.

Dissenters’ or Appraisal Rights (see page 96)

Under Delaware law, you are entitled to appraisal rights in connection with the merger.

You will have the right under Delaware law to have the fair value of your shares of PacifiCare common stock determined by the Delaware Chancery Court. This value could be more than, less than or the same as the merger consideration for the PacifiCare common stock. This right to appraisal is subject to a number of restrictions and technical requirements. Generally, in order to exercise your appraisal rights you must:

•	send a written demand to PacifiCare for appraisal in compliance with Delaware law before the vote on the merger;

•	not vote in favor of the merger; and

•	continuously hold your PacifiCare common stock, from the date you make the demand for appraisal through the closing of the merger.

Merely voting against the merger will not protect your rights to an appraisal, which requires all the steps provided under Delaware law. Requirements under Delaware law for exercising appraisal rights are described in further detail in the section entitled “Appraisal Rights for PacifiCare Stockholders” beginning on page 96 of this proxy statement/prospectus. The relevant section of Delaware law regarding appraisal rights is reproduced and attached as Annex D to this proxy statement/prospectus. We encourage you to read these provisions carefully and in their entirety.

IF YOU VOTE FOR THE MERGER, YOU WILL WAIVE YOUR RIGHTS TO SEEK APPRAISAL OF YOUR SHARES OF PACIFICARE COMMON STOCK UNDER DELAWARE LAW.

Surrender of Stock Certificates (see page 100)

Following the effective time of the merger, UnitedHealth Group will cause a letter of transmittal to be mailed to all holders of PacifiCare common stock containing instructions for surrendering their certificates. Certificates should not be surrendered until the letter of transmittal is received, fully completed and returned as instructed in the letter of transmittal.

Certain Effects of the Merger (see page 126)

Upon completion of the merger, PacifiCare stockholders will become shareholders of UnitedHealth Group. The internal affairs of UnitedHealth Group are governed by the Minnesota Business Corporation Act and UnitedHealth Group’s articles of incorporation and bylaws. The internal affairs of PacifiCare are governed by the Delaware General Corporation Law and PacifiCare’s certificate of incorporation and bylaws. Due to differences between the governing documents and governing state laws of UnitedHealth Group and PacifiCare, the merger will result in PacifiCare stockholders having different rights once they become UnitedHealth Group shareholders, which rights are summarized in the section entitled “Comparison of Rights of Shareholders of UnitedHealth Group and Stockholders of PacifiCare” beginning on page 126 of this proxy statement/prospectus.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

OF UNITEDHEALTH GROUP INCORPORATED

The following table summarizes selected historical consolidated financial data of UnitedHealth Group which should be read in conjunction with the consolidated financial statements of UnitedHealth Group, and the notes thereto, included as part of UnitedHealth Group’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 in Annex S and made part of this proxy statement/prospectus. The financial data for the five years ended December 31, 2004 has been derived from the audited consolidated financial statements of UnitedHealth Group. The financial data as of and for the six months ended June 30, 2005 and 2004 has been derived from the unaudited condensed consolidated financial statements of UnitedHealth Group included as part of UnitedHealth Group’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005 in Annex U and made a part of this proxy statement/prospectus. In the opinion of UnitedHealth Group’s management, all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the financial data for the six months ended June 30, 2005 and 2004 have been reflected therein. Operating results for the six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the full year. A two-for-one split of UnitedHealth Group’s common stock was effective as of May 27, 2005. All per share calculations reflect the two-for-one common stock split.

	For the Six Months Ended June 30, (unaudited)		For the Year Ended December 31,
(In millions, except per share data)	2005	2004(1)	2004(1)	2003	2002	2001	2000
Consolidated Operating Results:
Revenues	$21,998	$16,848	$37,218	$28,823	$25,020	$23,454	$21,122

Earnings From Operations	$2,566	$1,821	$4,101	$2,935	$2,186	$1,566	$1,200
Net Earnings	$1,588	$1,150	$2,587	$1,825	$1,352	$913	$736
Return on Shareholders’ Equity (annualized)	30.0%	35.4%	31.4%	39.0%	33.0%	24.5%	19.8%

Basic Net Earnings Per Common Share	$1.25	$0.95	$2.07	$1.55	$1.12	$0.73	$0.57
Diluted Net Earnings Per Common Share	$1.19	$0.91	$1.97	$1.48	$1.06	$0.70	$0.55

Consolidated Financial Condition: (As of period end):
Cash and Investments	$12,773	$10,193	$12,253	$9,477	$6,329	$5,698	$5,053
Total Assets	$28,521	$20,883	$27,879	$17,634	$14,164	$12,486	$11,053
Debt	$4,250	$2,400	$4,023	$1,979	$1,761	$1,584	$1,209
Shareholders’ Equity	$10,529	$7,118	$10,717	$5,128	$4,428	$3,891	$3,688
Debt-to-Total-Capital Ratio	28.8%	25.2%	27.3%	27.8%	28.5%	28.9%	24.7%

Other Data:
Consolidated Cash Flows From (Used For):
Operating Activities	$2,497	$1,927	$4,135	$3,003	$2,423	$1,844	$1,521
Investing Activities	$(808)	$(449)	$(1,644)	$(745)	$(1,391)	$(1,138)	$(968)
Financing Activities	$(1,638)	$(640)	$(762)	$(1,126)	$(1,442)	$(585)	$(739)

Common Stock Dividends Per Share (annualized)	$0.015	$0.015	$0.015	$0.008	$0.008	$0.008	$0.004

(1)	UnitedHealth Group acquired Oxford Health Plans, Inc. in July 2004 and Mid Atlantic Medical Services, Inc., referred to as MAMSI, in February 2004. The results of operations and financial condition of Oxford and MAMSI have been included in UnitedHealth Group’s consolidated financial statements since the respective acquisition dates.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF PACIFICARE

The following table summarizes selected historical consolidated financial data of PacifiCare which should be read in conjunction with the consolidated financial statements of PacifiCare, and the notes thereto, included as part of PacifiCare’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 in Annex E and made part of this proxy statement/prospectus. The financial data for the five years ended December 31, 2004 has been derived from the audited consolidated financial statements of PacifiCare. The financial data as of and for the six months ended June 30, 2005 and 2004 has been derived from the unaudited condensed consolidated financial statements of PacifiCare included as part of PacifiCare’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005 in Annex G and made a part of this proxy statement/prospectus. In the opinion of PacifiCare’s management, all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the financial data for the six months ended June 30, 2005 and 2004 have been reflected therein. Operating results for the six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the full year. On January 20, 2004, PacifiCare effected a two-for-one stock split in the form of a stock dividend of one share of common stock for every share of common stock outstanding to stockholders of record as of the close of business on January 7, 2004. All per share calculations reflect the two-for-one common stock split.

	For the Six Months Ended June 30, (unaudited)		For the Year Ended December 31,
	2005(1)(2)	2004	2004(1)	2003	2002(3)(4)	2001(5)(7)	2000(6)(7)
(In millions, except per share data)
Consolidated Operating Results:
Revenues	$7,017	$6,012	$12,277	$11,009	$11,157	$11,844	$11,576

Earnings From Operations	$326	$256	$542	$490	$297	$127	$367
Net Earnings	$178	$143	$303	$243	$(758)	$19	$161
Return on Shareholders’ Equity (annualized)	15.5%	14.7%	15.0%	15.8%	(53.8%)	0.9%	8.1%

Basic Net Earnings Per Common Share	$2.07	$1.69	$3.60	$3.26	$(10.75)	$0.28	$2.29
Diluted Net Earnings Per Common Share	$1.85	$1.51	$3.20	$2.89	$(10.75)	$0.27	$2.29

Consolidated Financial Condition: (As of period end):
Cash and Investments	$2,926	$2,456	$2,901	$2,725	$2,333	$2,152	$2,210
Total Assets	$5,428	$4,371	$5,227	$4,619	$4,251	$5,096	$5,323
Debt	$1,062	$615	$1,089	$620	$839	$794	$837
Shareholders’ Equity	$2,406	$2,001	$2,188	$1,852	$1,328	$2,034	$2,004
Debt-to-Total-Capital Ratio	30.6%	23.5%	33.2%	25.1%	38.7%	28.1%	29.5%

Other Data:
Consolidated Cash Flows From (Used For):
Operating Activities	$142	$(193)	$28	$414	$242	$39	$631
Investing Activities	$(274)	$(111)	$(810)	$(202)	$(278)	$(261)	$72
Financing Activities	$(22)	$(14)	$408	$34	$10	$(52)	$(301)

Common Stock Dividends Per Share (annualized)	—	—	—	—	—	—	—

(1)	The year ended December 31, 2004 and the six months ended June 30, 2005 results of operations reflect the results of American Medical Security Group since the acquisition date of December 13, 2004.
(2)	The 2005 results of operations reflect the results of Pacific Life Insurance Company since the acquisition date of April 27, 2005.

(3)	The 2002 results include impairment, disposition, restructuring, Office of Personnel Management, or OPM, and other net pretax charges totaling $3.8 million ($2.4 million or $0.03 diluted loss per share, net of tax).
(4)	The 2002 results include a cumulative effect of a change in accounting principle in connection with the goodwill impairment charge recognized upon the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, totaling $929 million ($897 million or $12.73 diluted loss per share, net of tax).
(5)	The 2001 results include impairment, disposition, restructuring, OPM and other net pretax charges totaling $61 million ($39 million or $0.56 diluted loss per share, net of tax).
(6)	The 2000 results include impairment, disposition, restructuring, OPM and other net pretax charges totaling $9 million ($5 million or $0.07 diluted loss per share, net of tax).
(7)	In 2001 and 2000, the effective income tax rate included the effect of nondeductible pretax charges, primarily goodwill amortization.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On July 6, 2005, UnitedHealth Group and PacifiCare entered into the merger agreement, pursuant to which PacifiCare will be merged with and into a subsidiary of UnitedHealth Group, with the subsidiary being the surviving entity. Under the terms of the agreement, holders of PacifiCare common stock will receive 1.1 shares of UnitedHealth Group common stock and $21.50 in cash for each share of PacifiCare common stock they own. Total estimated merger consideration for the transaction of approximately $8.2 billion, to be issued upon closing, is comprised of approximately 105.6 million shares of UnitedHealth Group common stock, valued at approximately $5.6 billion based upon the average of the closing prices of UnitedHealth Group common stock for two trading days before, the day of, and two trading days following the acquisition announcement of July 6, 2005, approximately $2.1 billion in cash, and UnitedHealth Group vested common stock options with an estimated fair value of approximately $450 million to be issued in exchange for PacifiCare’s outstanding vested common stock options.

On July 29, 2004, UnitedHealth Group acquired Oxford. Under the terms of the merger agreement, Oxford shareholders received 1.2714 shares of UnitedHealth Group common stock and $16.17 in cash for each share of Oxford common stock they owned. Total consideration issued was approximately $5.0 billion, comprised of approximately 104.4 million shares of UnitedHealth Group common stock, valued at approximately $3.4 billion based upon the average of the closing prices of UnitedHealth Group common stock for two trading days before, the day of, and two trading days following the acquisition announcement date of April 26, 2004, approximately $1.3 billion in cash, and UnitedHealth Group vested common stock options with an estimated fair value of $240 million issued in exchange for Oxford’s outstanding vested common stock options. The results of operations and financial condition of Oxford have been included in the UnitedHealth Group historical financial statements since the July 29, 2004 acquisition date.

On February 10, 2004, UnitedHealth Group acquired MAMSI. Under the terms of the merger agreement, MAMSI stockholders received 1.64 shares of UnitedHealth Group common stock and $18 in cash for each share of MAMSI common stock they owned. Total consideration issued was approximately $2.7 billion, comprised of approximately 72.8 million shares of UnitedHealth Group common stock, valued at approximately $1.9 billion based upon the average of the closing prices of UnitedHealth Group common stock for two trading days before, the day of, and two trading days following the acquisition announcement date of October 27, 2003, and approximately $800 million in cash. The results of operations and financial condition of MAMSI have been included in the UnitedHealth Group historical financial statements since the February 10, 2004 acquisition date.

The unaudited pro forma condensed combined financial information gives effect to the acquisitions of PacifiCare, Oxford and MAMSI by UnitedHealth Group as if the acquisitions had occurred on January 1, 2004 for purposes of the pro forma condensed combined statements of operations. The unaudited pro forma condensed combined financial information gives effect to the acquisition of PacifiCare by UnitedHealth Group as if the acquisition had occurred on June 30, 2005 for purposes of the pro forma condensed combined balance sheet as of June 30, 2005.

Under the purchase method of accounting, the total estimated purchase price is allocated to the net tangible and intangible assets of an acquired entity based on their estimated fair values as of the completion of the transaction. A final determination of these fair values will include management’s consideration of a valuation prepared by an independent valuation specialist. This valuation will be based on the actual net tangible and intangible assets of the acquired entity that exist as of the closing date of the transaction.

Because this unaudited pro forma condensed combined financial information has been prepared based on preliminary estimates of fair values, the actual amounts recorded as of the completion of the transaction may differ materially from the information presented in this unaudited pro forma condensed combined financial information. In addition to the independent valuation, the impact of any integration activities, the timing of completion of the transaction and other changes in PacifiCare’s net tangible and intangible assets that occur prior to completion of the transaction could cause material differences from the information presented below. Potential synergies which may result from the integration of physician, hospital and other health care provider networks and operating and administrative activities have been excluded from the pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information should be read in conjunction with the historical consolidated financial statements and accompanying notes of UnitedHealth Group and PacifiCare, included in Annexes E, F, G, S, T and U and made part of this proxy statement/prospectus, and the summary historical consolidated financial data included elsewhere in this proxy statement/prospectus. All share and per share amounts have been restated to reflect the UnitedHealth Group two-for-one common stock split that was effective on May 27, 2005. The unaudited pro forma condensed combined financial information is not intended to represent or be indicative of the consolidated results of operations or financial condition of UnitedHealth Group that would have been reported had the transactions been completed as of the dates presented, and should not be taken as representative of the future consolidated results of operations or financial condition of UnitedHealth Group.

Pro Forma Condensed Combined Statement of Operations

Six Months Ended June 30, 2005

(Unaudited)

(In millions, except per share amounts)

	Historical
	(b)(c) UnitedHealth Group	(bb) PacifiCare	(y) Reclassification Adjustments		Pro Forma Adjustments		Pro Forma Combined
Revenues
Premiums	$19,933	$6,688	$—		$—		$26,621
Services	1,822	267	—		—		2,089
Investment and Other Income	243	62	—		—		305

Total Revenues	21,998	7,017	—		—		29,015

Medical and Operating Costs
Medical Costs	15,963	5,766	(139	)(aa)	—		21,590
Operating Costs	3,252	884	139	(aa)	(5	)(q)	4,270
Depreciation and Amortization	217	41	—		40	(d)	287
					(11	)(e)

Total Medical and Operating Costs	19,432	6,691	—		24		26,147

Earnings From Operations	2,566	326	—		(24)		2,868
Interest Expense	(104)	(36)	—		36	(k)	(171)
					(67	)(j)

Earnings Before Income Taxes	2,462	290	—		(55)		2,697
Provision for Income Taxes	(874)	(112)	—		19	(r)	(967)

Net Earnings	$1,588	$178	$—		$(36)		$1,730

Basic Net Earnings Per Common Share	$1.25						$1.26

Diluted Net Earnings Per Common Share	$1.19						$1.20

Basic Weighted-Average Number of Common Shares Outstanding	1,268.0				105.6	(s)	1,373.6

Diluted Weighted-Average Number of Common Shares Outstanding	1,331.0				105.6	(s)	1,441.7

					5.1	(t)

Pro Forma Condensed Combined Statement of Operations

Year Ended December 31, 2004

(Unaudited)

(In millions, except per share amounts)

	Historical
	(b)(c) UnitedHealth Group	(c) MAMSI January 1 to February 10, 2004	(b) Oxford January 1 to July 29, 2004	(a) PacifiCare January 1 to December 31, 2004	(y) Reclassification Adjustments		Pro Forma Adjustments		Pro Forma Combined
Revenues
Premiums	$33,495	$303	$3,208	$11,761	$(19)		$—		$48,748
Services	3,335	8	7	427	2		—		3,779
Investment and Other Income	388	2	50	89	—		(5	)(n)	524

Total Revenues	37,218	313	3,265	12,277	(17)		(5)		53,051

Medical and Operating Costs
Medical Costs	27,000	235	2,591	10,174	(236	)(aa)	—		39,764
Operating Costs	5,743	36	322	1,491	219	(aa)	(25	)(q)	7,786
Depreciation and Amortization	374	1	17	70	—		80	(d)	548
							(20	)(e)
							24	(f)
							2	(g)

Total Medical and Operating Costs	33,117	272	2,930	11,735	(17)		61		48,098

Earnings From Operations	4,101	41	335	542	—		(66)		4,953
Interest Expense	(128)	—	(10)	(48)	—		48	(k)	(282)
							(120	)(j)
							(31	)(m)
							10	(n)
							(3	)(o)

Earnings Before Income Taxes	3,973	41	325	494	—		(162)		4,671
Provision for Income Taxes	(1,386)	(14)	(125)	(191)	—		57	(r)	(1,659)

Net Earnings	$2,587	$27	$200	$303	$—		$(105)		$3,012

Basic Net Earnings Per Common Share	$2.07								$2.11

Diluted Net Earnings Per Common Share	$1.97								$2.02

Basic Weighted-Average Number of Common Shares Outstanding	1,252.0						105.6	(s)	1,425.4

							59.8	(u)

							8.0	(v)

Diluted Weighted-Average Number of Common Shares Outstanding	1,311.0						105.6	(s)	1,489.5

							5.1	(t)

							59.8	(u)

							8.0	(v)

Pro Forma Condensed Combined Balance Sheet

As of June 30, 2005

(Unaudited)

(In millions)

	Historical
	(b)(c) UnitedHealth Group	(z) PacifiCare	Pro Forma Adjustments		Pro Forma Combined
Assets
Current Assets
Cash and Cash Equivalents	$4,042	$670	$—		$4,712
Short-Term Investments	301	418	—		719
Accounts Receivable, net	914	406	—		1,320
Assets Under Management	1,839	—	—		1,839
Deferred Income Taxes and Other	964	223	—		1,187

Total Current Assets	8,060	1,717	—		9,777

Long-Term Investments	8,430	1,838	—		10,268
Property, Equipment, Capitalized Software and Other Assets, net	1,290	308	—		1,598
Goodwill	9,669	1,333	(1,333	)(x)	16,073
			6,404	(a)
Intangible Assets, net	1,072	232	(232	)(x)	2,272
			1,200	(a)(d)

Total Assets	$28,521	$5,428	$6,039		$39,988

Liabilities and Shareholders’ Equity
Current Liabilities
Medical Costs Payable	$5,909	$1,251	$—		$7,160
Accounts Payable and Accrued Liabilities	2,496	447	30	(w)	2,973
Other Policy Liabilities	1,862	—	—		1,862
Short-Term Debt and Current Maturities of Long-Term Debt	400	35	(35	)(k)	400
Unearned Premiums	895	92	—		987

Total Current Liabilities	11,562	1,825	(5)		13,382

Long-Term Debt, less current maturities	3,850	892	(892	)(k)	6,840
			2,990	(a)(i)
Convertible Subordinated Debentures	—	135	(135	)(a)(l)	—
Future Policy Benefits for Life and Annuity Contracts	1,719	—	—		1,719
Deferred Income Taxes and Other Liabilities	861	170	420	(a)(h)	1,451

Shareholders’ Equity
Common Stock	13	1	(1	)(x)	13
Additional Paid-In Capital	1,340	1,650	(1,650	)(x)	7,407
			6,067	(a)(p)
Unearned Compensation	—	(58)	58	(x)	—
Retained Earnings	9,053	816	(816	)(x)	9,053
Accumulated Other Comprehensive Income: Net Unrealized Gains on Investments, net of tax effects	123	(3)	3	(x)	123

Total Shareholders’ Equity	10,529	2,406	3,661		16,596

Total Liabilities and Shareholders’ Equity	$28,521	$5,428	$6,039		$39,988

Notes to Unaudited Pro Forma Condensed Combined Financial Information

(a)	The PacifiCare acquisition was announced on July 6, 2005. The unaudited pro forma financial information gives effect to the expected issuance of UnitedHealth Group common stock and cash based upon the exchange ratio of 1.1 shares of UnitedHealth Group common stock and $21.50 of cash for each outstanding share of PacifiCare common stock. The average market price per share of UnitedHealth Group common stock of $53.22 used in determining the fair value of the stock consideration is based upon the average of the closing prices for a range of trading days (July 1, 2005 through July 8, 2005) around the announcement date (July 6, 2005) of the transaction. This results in an estimated purchase price of $8,160 million ($5,617 million in stock, $2,063 million in cash, $450 million for the estimated fair value of UnitedHealth Group vested stock options issued in exchange for outstanding vested PacifiCare stock options and $30 million of estimated transaction costs) as follows (in millions, except per share amounts):

Stock Consideration
UnitedHealth Group average market price per share	$53.22
Exchange ratio	1.1

Equivalent per share consideration	$58.54
Outstanding shares of PacifiCare—June 30, 2005 (see note l)	95.96

Fair value of UnitedHealth Group shares to be issued		$5,617

Converted Stock Options
Estimated UnitedHealth Group vested stock options to be issued	11.5
Estimated fair value per stock option to be issued	$39.10

Estimated fair value of stock options to be issued		450

Total estimated fair value of equity instruments to be issued		6,067

Cash Consideration
Per share cash consideration	$21.50
Outstanding shares of PacifiCare—June 30, 2005 (see note l)	95.96

Cash to be paid		2,063

Estimated transaction costs		30

Estimated purchase price		$8,160

The estimated PacifiCare purchase price of $8,160 million has been preliminarily allocated to acquired tangible assets and liabilities based upon their estimated fair values as of June 30, 2005. The estimated excess purchase price has been preliminarily allocated as detailed below (in millions):

Estimated purchase price	$8,160
Net tangible assets—PacifiCare June 30, 2005 balance sheet	(841)
Conversion of subordinated debentures to PacifiCare common stock (see note l)	(135)

Total estimated excess purchase price	7,184
Estimated finite-lived intangibles	(1,200)
Deferred tax liability for finite-lived intangibles	420

Estimated goodwill	$6,404

(b)

The Oxford acquisition closed on July 29, 2004. The pro forma condensed combined balance sheet as of June 30, 2005 includes the effects of the Oxford acquisition in the UnitedHealth Group historical information. The pro forma condensed combined statement of operations for the six months ended June 30,

2005 includes Oxford’s results of operations in the UnitedHealth Group historical information. The pro forma condensed combined statement of operations for the year ended December 31, 2004 includes Oxford’s results of operations from July 29, 2004 to December 31, 2004 in the UnitedHealth Group historical information This acquisition resulted in the issuance of UnitedHealth Group common stock and cash based upon the exchange ratio of 1.2714 shares of UnitedHealth Group common stock and $16.17 of cash for each outstanding share of Oxford common stock. The average market price per share of UnitedHealth Group common stock of $32.39 was based upon the average of the closing prices for a range of trading days (April 22, 2004 through April 28, 2004) around the announcement date (April 26, 2004) of the transaction. This resulted in a purchase price of $4,975 million ($3,357 million in stock, $1,318 million in cash, $285 million for the estimated fair value of UnitedHealth Group vested stock options issued in exchange for outstanding vested Oxford stock options and $15 million of transaction costs) as follows (in millions, except per share amounts):

Stock Consideration
UnitedHealth Group average market price per share	$32.39
Exchange ratio	1.2714

Equivalent per share consideration	$41.18
Outstanding shares of Oxford	81.52

Fair value of UnitedHealth Group shares issued		$3,357

Converted Stock Options
UnitedHealth Group vested stock options issued	16.28
Fair value per stock option issued	$17.50

Fair value of stock options issued		285

Fair value of equity instruments issued		3,642

Cash Consideration
Per share cash consideration	$16.17
Outstanding shares of Oxford	81.52

Cash paid		1,318
Transaction costs		15

Purchase price		$4,975

The Oxford purchase price of $4,975 million was allocated to acquired tangible assets and liabilities based upon their estimated fair values as of the acquisition date. The excess purchase price was allocated as detailed below (in millions):

Purchase price	$4,975
Net tangible assets at acquisition date	(826)

Total excess purchase price	4,149
Finite-lived intangibles	(600)
Deferred tax liability for finite-lived intangibles	225

Goodwill	$3,774

(c)	The MAMSI acquisition closed on February 10, 2004. The pro forma condensed combined balance sheet as of June 30, 2005 includes the effects of the MAMSI acquisition in the UnitedHealth Group historical information. The pro forma condensed combined statement of operations for the six months ended June 30, 2005 includes MAMSI’s results of operations in the UnitedHealth Group historical information. The pro forma condensed combined statement of operations for the year ended December 31, 2004 includes MAMSI’s results of operations from February 11, 2004 to December 31, 2004 in the UnitedHealth Group historical information. This acquisition resulted in the issuance of UnitedHealth Group common stock and cash based upon the exchange ratio of 1.64 shares of UnitedHealth Group common stock and $18 of cash for each outstanding share of MAMSI common stock. The average market price per share of UnitedHealth Group common stock of $26.53 was based upon the average of the closing prices for a range of trading days (October 23, 2003 through October 29, 2003) around the announcement date (October 27, 2003) of the transaction. This resulted in a purchase price of $2,745 million ($1,932 million in stock, $800 million in cash and $13 million of transaction costs) as follows (in millions, except per share amounts):

Stock Consideration
UnitedHealth Group average market price per share	$26.53
Exchange ratio	1.64

Equivalent per share consideration	$43.50
Outstanding shares of MAMSI	44.41

Fair value of UnitedHealth Group shares issued		$1,932

Cash Consideration
Per share cash consideration	$18.00
Outstanding shares of MAMSI	44.41

Cash paid		800
Transaction costs		13

Purchase price		$2,745

The MAMSI purchase price of $2,745 million was allocated to acquired tangible assets and liabilities based upon their estimated fair values as of the acquisition date. The excess purchase price was allocated as detailed below (in millions):

Purchase price	$2,745
Net tangible assets at acquisition date	(598)

Total excess purchase price	2,147
Finite-lived intangibles	(280)
Deferred tax liability for finite-lived intangibles	100

Goodwill	$1,967

(d)	Finite-lived intangible assets relating to the PacifiCare acquisition have been estimated at approximately $1,200 million and consist mainly of membership lists, provider networks and trademarks. The estimated weighted average useful life is approximately 15 years and the estimated annual amortization expense is approximately $80 million.

(e)	Represents the elimination of intangible asset amortization recorded in PacifiCare’s historical financial statements.

(f)	Finite-lived intangible assets relating to the Oxford acquisition were recorded at $600 million, consisting mainly of membership lists, provider networks and trademarks. The weighted average useful life is 16 years and the annual amortization expense is approximately $42 million.

(g)	Finite-lived intangible assets relating to the MAMSI acquisition were recorded at $280 million and consist mainly of membership lists, provider networks and trademarks. The weighted average useful life is 17 years and the estimated annual amortization expense is approximately $20 million.

(h)	Represents the deferred tax liability established for the book and tax basis difference of finite-lived intangible assets, which are amortizable for book purposes but not for tax.

(i)	Represents the borrowing of the cash to be paid as consideration in the PacifiCare transaction as detailed in note (a) of $2,063 million plus the borrowing for the PacifiCare debt retirement of $927 million, for total borrowing of $2,990 million.

(j)	Represents the estimated interest expense associated with borrowing the $2,990 million cash to be paid as consideration and debt retirement in the PacifiCare transaction. The interest rate is based on the issuance of five- to ten-year fixed-rate debt and UnitedHealth Group’s estimated borrowing rate of approximately 4.0% and 4.5% for such debt for the year ended December 31, 2004 and the six months ended June 30, 2005, respectively. The impact on interest expense of a 1/8% change in interest rates would be approximately $4 million annually.

(k)	Represents the expected retirement of the PacifiCare debt of $927 million at closing and the corresponding estimated reduction in interest expense.

(l)	Holders of PacifiCare’s Convertible Subordinated Debentures may realize a substantial embedded gain through conversion of such notes prior to the merger, and accordingly, the pro forma financial information assumes that all holders of Convertible Subordinated Debentures will voluntarily convert such notes into shares of PacifiCare common stock in accordance with their terms prior to the merger and that such shares of PacifiCare common stock will be exchanged for the Merger Consideration.

(m)	Represents the estimated interest expense associated with borrowing the $1,318 million cash paid as consideration in the Oxford transaction. The interest rate is based on the issuance of five- to ten-year fixed-rate debt and the borrowing rate of approximately 4.0% for such debt. For the December 31, 2004 pro forma condensed combined statement of operations, the estimated interest expense is for the period January 1, 2004 to July 29, 2004 since interest expense for the remaining period during the quarter is reflected in the UnitedHealth Group historical information.

(n)	Represents the payoff of the Oxford debt of $397 million at closing and the corresponding estimated reduction in interest expense and interest income. The effective interest rate used for the investment interest income was 2.0% based upon estimated interest rates on the short term investment portfolio.

(o)	Represents the interest expense associated with borrowing the $800 million cash paid as consideration in the MAMSI transaction. The interest expense is based on the issuance of $500 million of five- to ten-year floating-rate debt and $300 million of commercial paper at a weighted average interest rate of approximately 3.0%. For the December 31, 2004 pro forma condensed combined statement of operations, the estimated interest expense is for the period January 1, 2004 to February 10, 2004 since interest expense for the remaining period during the quarter is reflected in the UnitedHealth Group historical information.

(p)	Represents the issuance of UnitedHealth Group stock and stock options as consideration issued in the PacifiCare transaction as detailed in note (a).

(q)	Represents stock option expense recognized in PacifiCare’s historical statements of operations. PacifiCare voluntarily adopted FAS No. 123, which requires stock options to be expensed based upon their fair value, effective January 1, 2003. UnitedHealth Group has elected not to expense stock options until FAS No. 123(R) is required to be adopted on January 1, 2006. This adjustment eliminates PacifiCare’s FAS No. 123 stock option expense from all historical results for comparability purposes.

(r)	Represents the pro forma tax effect of the MAMSI, Oxford and PacifiCare pro forma adjustments based upon the statutory federal income tax rate of 35%.

(s)	Represents the increase in weighted average shares outstanding from the PacifiCare acquisition based on the assumed issuance of 105.6 million shares of UnitedHealth Group common stock at the beginning of the period presented. The share issuance is calculated based upon the 95.96 million outstanding shares of PacifiCare stock multiplied by the 1.1 exchange ratio as detailed in note (a).

(t)	Represents the estimated common stock equivalents related to the issuance of 11.5 million vested options to purchase shares of UnitedHealth Group common stock in exchange for the outstanding options to purchase shares of PacifiCare common stock at June 30, 2005 as detailed in note (a). This was calculated using the “Treasury Stock” method under FAS No. 128 and using a $15 average exercise price and a $53.22 average common stock fair value.

(u)	Represents the increase in weighted average shares outstanding from the Oxford acquisition based on the issuance of 104.4 million shares of UnitedHealth Group common stock at the beginning of the period presented, partially offset by 44.6 million in weighted average shares outstanding that had been included in the UnitedHealth Group December 31, 2004 historical information which represents the pro rata impact during the period post-acquisition.

(v)	Represents the increase in weighted average shares outstanding from the MAMSI acquisition based on the issuance of 72.8 million shares of UnitedHealth Group common stock at the beginning of the period presented, partially offset by 64.8 million in weighted average shares outstanding that had been included in the UnitedHealth Group December 31, 2004 historical information which represents the pro rata impact during the period post-acquisition.

(w)	Represents an accrual of $30 million for estimated transaction costs as a result of the PacifiCare acquisition.

(x)	Represents the elimination of PacifiCare’s equity, goodwill and intangible asset account balances.

(y)	Reflects the reclassification of certain historical amounts of the acquired companies to conform to financial reporting being used prospectively by the combined company. While we have conducted preliminary reviews of accounting and financial reporting policy differences relating to PacifiCare, this review is ongoing and will continue throughout the merger process. As such, additional reclassifications or pro forma adjustments may be identified.

(z)	For comparison purposes, investments available for sale at fair value have been reclassified between short and long term investments based upon remaining maturities.

(aa)	For comparison purposes, PacifiCare’s external pharmacy benefit management expenses have been reclassified to operating costs from medical costs.

(bb)	PacifiCare’s historical results for the six months ended June 30, 2005 include Medicare Part D readiness expenses of approximately $12 million and transaction expenses associated with the UnitedHealth Group merger of approximately $4 million.

UNAUDITED COMPARATIVE PER SHARE DATA

In the following table, UnitedHealth Group and PacifiCare provide you with historical and unaudited pro forma combined per share data, after giving effect to the merger and the issuance of 1.1 shares of UnitedHealth Group common stock and the payment of $21.50 in cash in exchange for each share of PacifiCare common stock. This data should be read along with the selected consolidated historical financial data and the historical financial statements of UnitedHealth Group and PacifiCare and the notes thereto that are included in Annexes S and E attached hereto and made part hereof. The pro forma information is presented for illustrative purposes only. You should not rely on the pro forma financial information as an indication of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during the periods presented. The PacifiCare equivalent pro forma combined per share data is calculated by multiplying the pro forma combined UnitedHealth Group common stock per share amounts by the exchange ratio of 1.1.

	As of or For the Year Ended December 31, 2004	As of or For the Six Months Ended June 30, 2005
UnitedHealth Group Historical Per Share of Common Stock:
Basic Net Earnings Per Share of Common Stock	$2.07	$1.25
Diluted Net Earnings Per Share of Common Stock	$1.97	$1.19
Book Value Per Share of Common Stock	$8.33	$8.39
Cash Dividends Per Share of Common Stock	$0.015	$0.015
PacifiCare Historical Per Share of Common Stock:
Basic Net Earnings Per Share of Common Stock	$3.60	$2.07
Diluted Net Earnings Per Share of Common Stock	$3.20	$1.85
Book Value Per Share of Common Stock	$25.43	$27.46
Cash Dividends Per Share of Common Stock	n/a	n/a
Pro Forma Combined Per Share of UnitedHealth Group Common Stock:
Basic Net Earnings Per Share of Common Stock	$2.11	$1.26
Diluted Net Earnings Per Share of Common Stock	$2.02	$1.20
Book Value Per Share of Common Stock	n/a	$12.20
Cash Dividends Per Share of Common Stock	n/a	$0.015
Pro Forma Combined Per Share of PacifiCare Equivalent Common Stock:
Basic Net Earnings Per Share of Common Stock	$2.32	$1.39
Diluted Net Earnings Per Share of Common Stock	$2.22	$1.32
Book Value Per Share of Common Stock	n/a	$13.42
Cash Dividends Per Share of Common Stock	n/a	n/a

MARKET PRICE AND DIVIDEND INFORMATION

Recent Closing Prices

The table below presents the closing price per share of UnitedHealth Group common stock on the New York Stock Exchange, and the closing price per share of PacifiCare common stock on the New York Stock Exchange, on July 5, 2005, the last full trading day immediately preceding the public announcement date of the merger, and on                     , 2005, the most recent practicable date prior to the mailing of this proxy statement/prospectus, as well as the “equivalent stock price plus cash” of shares of PacifiCare common stock on such dates. The “equivalent stock price plus cash” of shares of PacifiCare common stock was calculated by multiplying the closing sales price per share for UnitedHealth Group’s common stock on the New York Stock Exchange on July 5, 2005 and                     , 2005, in each case, by the exchange ratio of 1.1 shares of UnitedHealth Group common stock for each share of PacifiCare common stock and adding to such amount the cash consideration of $21.50 to be paid with respect to each share of PacifiCare common stock. The equivalent stock price on July 5, 2005 plus cash reflects an implied premium of $7.37 per share or 10.1% over the closing price per share of PacifiCare common stock on July 5, 2005. Keep in mind that the value of the merger consideration to be received by PacifiCare stockholders will fluctuate with changes in the price of UnitedHealth Group common stock—when the price of UnitedHealth Group’s common stock increases, the value of the merger consideration increases; when the price of UnitedHealth Group’s common stock decreases, the value of the merger consideration will decrease. There can be no assurances as to the market price of UnitedHealth Group common stock at any time prior to the merger or any time thereafter. Stockholders should obtain current trading prices for shares of UnitedHealth Group common stock and PacifiCare common stock prior to making any decision with respect to the merger.

	UnitedHealth Group Common Stock (price per share)		PacifiCare Common Stock (price per share)		PacifiCare Equivalent Stock Price Plus Cash (price per share)
July 5, 2005		$53.23		$72.68		$80.05
, 2005	$		$		$

Historical Market Price Data

PacifiCare’s common stock is quoted on the New York Stock Exchange under the symbol “PHS”. UnitedHealth Group’s common stock is quoted on the New York Stock Exchange under the symbol “UNH”.

The following table sets forth the high and low sales prices per share of UnitedHealth Group and PacifiCare common stock as adjusted for all applicable stock splits, as reported on the New York Stock Exchange for the periods indicated:

	UnitedHealth Group Common Stock		PacifiCare Common Stock
	High	Low	High	Low
2002
Quarter ended March 31, 2002	$19.20	$16.96	$11.67	$7.30
Quarter ended June 30, 2002	$24.47	$18.78	$16.31	$8.48
Quarter ended September 30, 2002	$24.08	$20.37	$13.86	$9.85
Quarter ended December 31, 2002	$25.25	$18.76	$16.83	$10.65

2003
Quarter ended March 31, 2003	$23.17	$19.60	$14.87	$10.47
Quarter ended June 30, 2003	$26.34	$22.05	$25.99	$11.38
Quarter ended September 30, 2003	$28.13	$23.63	$29.63	$23.35
Quarter ended December 31, 2003	$29.34	$23.79	$34.20	$24.17

2004
Quarter ended March 31, 2004	$32.25	$27.73	$39.96	$28.64
Quarter ended June 30, 2004	$34.25	$29.31	$42.72	$33.71
Quarter ended September 30, 2004	$37.38	$29.67	$38.70	$29.35
Quarter ended December 31, 2004	$44.38	$32.31	$57.53	$32.50

2005
Quarter ended March 31, 2005	$48.33	$42.63	$65.60	$53.44
Quarter ended June 30, 2005	$53.64	$44.30	$72.40	$52.27
Quarter ended September 30, 2005 (through August 10, 2005)	$54.50	$47.75	$83.45	$70.71

PacifiCare stockholders are encouraged to obtain current trading prices for UnitedHealth Group and PacifiCare common stock and to review carefully the other information contained in this joint proxy statement/ prospectus or incorporated by reference into this joint proxy statement/ prospectus in considering whether to approve the respective proposals before them. See the section entitled “Where You Can Find More Information” on page 141 of this proxy statement/prospectus.

Dividend Information

PacifiCare has never paid cash dividends on its common stock. The board of directors of PacifiCare declared a 2-for-1 split of its common stock on December 19, 2003, which was effective on January 20, 2004.

All share and per share amounts have been restated to reflect the stock split.

UnitedHealth Group paid a cash dividend of $0.015 per share (split-adjusted) on April 18, 2005. The board of directors of UnitedHealth Group declared a 2-for-1 split of its common stock on May 3, 2005, which was effective on May 27, 2005.

All share and per share amounts have been restated to reflect the stock split.

Number of Stockholders

As of                     , 2005, there were approximately              stockholders of record of PacifiCare common stock, as shown on the records of PacifiCare’s transfer agent for such shares. As of                     , 2005, there were approximately              shareholders of record of UnitedHealth Group, as shown on the records of UnitedHealth Group’s transfer agent for such shares.

Shares Held by Certain Stockholders

Adoption of the merger agreement by PacifiCare’s stockholders requires the affirmative vote of the holders of a majority of the shares of PacifiCare common stock outstanding and entitled to vote at the special meeting. As of                     , 2005, approximately 5% of the outstanding shares of PacifiCare common stock were held by directors and executive officers of PacifiCare and their affiliates. Neither UnitedHealth Group nor any of its directors or executive officers owns any shares of PacifiCare stock.

RISK FACTORS

Before you vote for adoption of the merger agreement, you should carefully consider the risks described below in addition to the other information contained in this proxy statement/prospectus, including the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 40 of this proxy statement/prospectus. By voting in favor of the merger, you will be choosing to invest in UnitedHealth Group common stock. The risks and uncertainties described below are not the only ones facing UnitedHealth Group. If any of the following risks actually occur, UnitedHealth Group’s business, financial condition or results of operations could be materially adversely affected, the value of UnitedHealth Group’s common stock could decline and you may lose all or part of your investment.

Risks Associated with the Merger

UnitedHealth Group and PacifiCare must obtain several governmental consents to complete the merger, which, if delayed, not granted or granted with conditions may jeopardize or postpone the merger, result in additional expense or reduce the anticipated benefits of the transaction.

UnitedHealth Group and PacifiCare must obtain specified approvals and consents in a timely manner from federal and state agencies prior to the completion of the merger. UnitedHealth Group, or the applicable subsidiary of PacifiCare, as the case may be, has filed acquisition of control and other transaction-related filings for approval with the Insurance Departments of the Principal States, as well as filings with California’s Department of Managed Health Care. If such approvals are not obtained, neither UnitedHealth Group nor PacifiCare will be obligated to complete the merger. If the parties do not receive these approvals on terms that satisfy the merger agreement, then UnitedHealth Group will not be obligated to complete the merger. The governmental agencies from which the parties seek approvals have broad discretion in administering relevant laws and regulations. As a condition to approval of the merger, agencies may impose conditions, restrictions, qualifications, requirements or limitations that could negatively affect the way the combined company conducts business or impair the benefits UnitedHealth Group anticipates the merger will create. UnitedHealth Group is not obligated to complete the merger if a governmental agency or agencies impose a condition, restriction, qualification, requirement or limitation when it grants the specified approvals and consents which (if implemented) would constitute, or would be reasonably likely to constitute, individually or in the aggregate, a Negative Regulatory Action, as such term is defined in the section entitled “The Merger Agreement—Reasonable Best Efforts” beginning on page 107 of this proxy statement/prospectus. Any such conditions, restrictions, qualifications, requirements or limitations imposed by one or more agencies could adversely affect UnitedHealth Group’s ability to integrate the business of PacifiCare or reduce the anticipated benefits of the merger. The merger also is subject to the requirements of the HSR Act, which prevents certain acquisitions from being completed until required information and materials are furnished to the Antitrust Division of the DOJ and the FTC and certain waiting periods are terminated or expire.

The anticipated benefits of acquiring PacifiCare may not be realized.

UnitedHealth Group and PacifiCare entered into the merger agreement with the expectation that the merger will result in various benefits including, among others, benefits relating to a stronger and more diverse network of doctors and other health care providers, expanded and enhanced affordable health care services that address the needs of older Americans, enhanced revenues, a strengthened market position for UnitedHealth Group across the United States, cross selling opportunities, technology, cost savings and operating efficiencies. Achieving the anticipated benefits of the merger is subject to a number of uncertainties, including whether UnitedHealth Group integrates PacifiCare in an efficient and effective manner, and general competitive factors in the marketplace. Failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy and could materially impact UnitedHealth Group’s business, financial condition and operating results.

UnitedHealth Group may have difficulty integrating PacifiCare and may incur substantial costs in connection with the integration.

Integrating PacifiCare’s operations into UnitedHealth Group operating platform will be a complex, time-consuming and expensive process. Before the merger, UnitedHealth Group and PacifiCare operated independently, each with its own business, products, customers, employees, culture and systems. UnitedHealth Group may experience material unanticipated difficulties or expenses in connection with the integration of PacifiCare, especially given the relatively large size of PacifiCare’s operations. The time and expense associated with converting the businesses of the combined company to a common platform and negotiating amended or new contracts with physicians, other health care professionals and facilities, as well as other service providers may exceed management’s expectations and limit or delay the intended benefits of the transaction. Similarly, the process of combining sales and marketing and network management forces, consolidating administrative functions, and coordinating product and service offerings can take longer, cost more, and provide fewer benefits than initially projected. To the extent any of these events occurs, the benefits of the transaction may be reduced, at least for a period of time.

UnitedHealth Group may face substantial difficulties, costs and delays in integrating PacifiCare. These factors may include:

•	retaining and integrating management and other key employees of the combined company;

•	costs and delays in implementing common systems and procedures;

•	perceived adverse changes in product offerings available to customers or customer service standards, whether or not these changes do, in fact, occur;

•	potential charges to earnings resulting from the application of purchase accounting to the transaction;

•	difficulty comparing financial reports due to differing management systems;

•	diversion of management resources from the business of the combined company;

•	retention of PacifiCare’s provider networks;

•	difficulty in retaining existing customers of each company; and

•	reduction or loss of customer sales due to the potential for market confusion, hesitation and delay.

After the merger, UnitedHealth Group may seek to combine certain operations and functions using common information and communication systems, operating procedures, financial controls and human resource practices, including training, professional development and benefit programs. UnitedHealth Group may be unsuccessful in implementing the integration of these systems and processes. Any one or all of these factors may cause increased operating costs, worse than anticipated financial performance or the loss of customers and employees. Many of these factors are also outside the control of either company.

No material commercial third party consents or approvals are required in connection with the proposed transaction.

The value of the shares of UnitedHealth Group common stock that PacifiCare stockholders receive in the merger will vary as a result of the fixed exchange ratio and possible fluctuations in the price of UnitedHealth Group’s common stock.

At the effective time of the merger, each outstanding share of PacifiCare common stock will be converted into the right to receive 1.1 shares of UnitedHealth Group common stock and $21.50 in cash. The ratio at which the shares will be converted is fixed and any changes in the price of UnitedHealth Group common stock will affect the value of the consideration that PacifiCare stockholders receive in the merger such that if the price of UnitedHealth Group common stock declines prior to completion of the merger, the value of the merger consideration to be received by PacifiCare stockholders will decrease. Stock price variations could be the result of changes in the business, operations or prospects of UnitedHealth Group, PacifiCare or the combined company, market assessments of the likelihood that the merger will be completed within the anticipated time or at all, general market and economic conditions and other factors which are beyond the control of UnitedHealth Group or PacifiCare. Recent market prices of UnitedHealth Group common stock and PacifiCare common stock are set forth in the section entitled “Market Price and Dividend Information.” on page 30 of this proxy statement/prospectus.

We encourage PacifiCare stockholders to obtain current trading prices for UnitedHealth Group common stock and PacifiCare common stock. The price of UnitedHealth Group common stock and PacifiCare common stock at the effective time of the merger may vary from their prices on the date of this proxy statement/prospectus and at the time of the special meeting. The historical prices of UnitedHealth Group’s common stock and PacifiCare’s common stock included in this proxy statement/prospectus are not indicative of their prices on the date the merger is effective. The future market prices of UnitedHealth Group common stock and PacifiCare common stock cannot be guaranteed or predicted.

The merger may result in a loss of customers and providers.

Some customers may seek alternative sources of product and/or service after the announcement of the merger due to, among other reasons, a desire not to do business with the combined company or perceived concerns that the combined company may not continue to support and develop certain product lines. The combined company could experience some customer attrition by reason of announcement of the merger or after the merger. Difficulties in combining operations could also result in the loss of providers and potential disputes or litigation with customers, providers or others. Any steps by management to counter such potential increased customer or providers attrition may not be effective. Failure by management to control attrition could result in worse than anticipated financial performance.

If the conditions to the merger are not met, the merger may not occur.

Specified conditions set forth in the merger agreement must be satisfied or waived to complete the merger. For a more complete discussion of the conditions to the merger, please see the section entitled “The Merger Agreement—Conditions to the Merger” beginning on page 109 of this proxy statement/prospectus. If the conditions are not satisfied or waived, to the extent permitted by law or stock exchange rule, the merger will not occur or will be delayed, and each of UnitedHealth Group and PacifiCare may lose some or all of the intended benefits of the merger. The following conditions, in addition to other customary closing conditions, must be satisfied or waived, if permissible, before UnitedHealth Group and PacifiCare are obligated to complete the merger:

•	the merger agreement must be adopted by the holders of a majority of the outstanding shares of PacifiCare common stock as of the record date;

•	the waiting period (and any extension thereof) applicable to the merger pursuant to the HSR Act, or any other applicable competition, merger, antitrust or similar law must have expired or been terminated;

•	specified governmental consents and approvals must have been obtained and be in full force and effect; and

•	there must be no temporary restraining order, preliminary or permanent injunction or other order or decree issued by any court of competent jurisdiction or other statute, law, rule, legal restraint or prohibition in effect preventing the completion of the merger.

In addition, the obligations of UnitedHealth Group and Point Acquisition to complete the merger are subject to the satisfaction or waiver to the extent permitted by law or stock exchange rule, of each of the following conditions specified in the merger agreement:

•

there shall not be pending any suit, action or proceeding by any federal or state governmental entity (1) challenging the acquisition or seeking to place limitations on the acquisition and ownership of shares of PacifiCare by UnitedHealth Group or Point Acquisition or to restrain or prohibit the completion of the merger which suit, action or proceeding UnitedHealth Group determines has a reasonable possibility of being decided in favor of such governmental entity or could reasonably be expected to result in material damages or material harm to PacifiCare or UnitedHealth Group, (2) seeking to (i) prohibit or limit the ownership or operation of PacifiCare by UnitedHealth Group or Point Acquisition, (ii) compel the disposal of any business or assets as result of the merger, or (iii) impose any obligations on the operation of the businesses of UnitedHealth Group, PacifiCare or Point Acquisition, or (3) seeking to obtain damages, payments or legally binding assurances, which suit, action or proceeding in the case of (2) or (3) would reasonably be likely to have, individually or in the aggregate, a Negative Regulatory Action as defined in the section entitled “The Merger Agreement—Reasonable Best Efforts” beginning on page 107 of this proxy statement/prospectus;

•	there must be no legal restraint in effect which would reasonably be expected to result in any of the effects set forth in (1) through (3) of the preceding bullet point; and

•	specified regulatory consents and approvals must have been obtained and be in full force and effect without conditions, restrictions, limitations, qualifications or requirements which would be reasonably likely to constitute individually or in the aggregate a Negative Regulatory Action as defined in the section entitled “The Merger Agreement—Reasonable Best Efforts” beginning on page 107 of this proxy statement/prospectus.

UnitedHealth Group and PacifiCare may waive one or more of the conditions to the merger without resoliciting stockholder approval for the merger.

Except as provided in the last sentence of this paragraph, each of the conditions to UnitedHealth Group’s and PacifiCare’s obligations to complete the merger may be waived, in whole or in part, to the extent permitted by applicable law, by agreement of UnitedHealth Group and PacifiCare if the condition is a condition to both UnitedHealth Group’s and PacifiCare’s obligation to complete the merger, or by the party for which such condition is a condition of its obligation to complete the merger. The boards of directors of UnitedHealth Group and PacifiCare will evaluate the materiality of any such waiver to determine whether amendment of this proxy statement/prospectus and resolicitation of proxies is necessary. However, UnitedHealth Group and PacifiCare generally do not expect any such waiver to be significant enough to require resolicitation of stockholders. In the event that any such waiver is not determined to be significant enough to require resolicitation of stockholders, the companies will have the discretion to complete the merger without seeking further stockholder approval. UnitedHealth Group and PacifiCare have agreed, however, that neither party shall waive the condition regarding the receipt of the opinion of its tax counsel following the adoption of the merger agreement by PacifiCare stockholders unless further stockholder approval is obtained with appropriate disclosure.

Some directors and executive officers of PacifiCare have interests that differ from those of PacifiCare stockholders in recommending that PacifiCare stockholders vote in favor of adoption of the merger agreement.

PacifiCare’s directors and executive officers have interests in the merger as individuals in addition to, and that may be different from, the interests of PacifiCare stockholders generally. Twenty-one members of PacifiCare’s senior management, including, Messrs. Phanstiel, Bowlus, Scott and Konowiecki and Ms. Kosecoff have entered into employment agreements with UnitedHealth Group that become effective upon completion of the merger and which will become void if the merger is not completed. These agreements provide for initial terms of one or two years and generally provide that each executive officer will receive a signing bonus in the form of restricted stock or cash. The employment agreements also provide for an initial grant of UnitedHealth Group restricted stock upon completion of the merger. In addition, the completion of the merger will generally result in the accelerated vesting of stock options that have been granted under PacifiCare’s equity compensation plans to employees, executive officers and directors. Restricted stock, restricted stock units and deferred stock units held by PacifiCare’s executive officers and directors under PacifiCare’s compensation plans generally will also vest and become distributable as a result of the merger, in the form of merger consideration. UnitedHealth Group has agreed in the merger agreement to continue the PacifiCare supplemental executive retirement plan for at least one year following the effective date of the merger, and to provide continued compensation and benefits following the completion of the merger that are no less favorable than those provided pursuant to PacifiCare’s plans and policies prior to the merger or those provided by UnitedHealth Group to its similarly situated employees in the discretion of UnitedHealth Group. UnitedHealth Group also agreed in the merger agreement to indemnify, exculpate and provide liability insurance to PacifiCare’s officers, directors and certain employees. The PacifiCare board of directors was aware of these arrangements and considered them in its decision to approve and adopt the merger agreement.

Such interests may influence directors in making their recommendation that you vote in favor of the merger agreement and officers in supporting the merger. For more information about these interests, please see the section entitled “Interests of Certain Persons in the Merger” beginning on page 83 of this proxy statement/prospectus.

Risks Related to UnitedHealth Group’s Business

UnitedHealth Group must effectively manage its health care costs.

Under UnitedHealth Group’s risk-based product arrangements, it assumes the risk of both medical and administrative costs for its customers in return for monthly premiums. Premium revenues from risk-based products (excluding AARP) have typically comprised approximately 75% to 80% of UnitedHealth Group’s total consolidated revenues. UnitedHealth Group generally uses approximately 80% to 85% of its premium revenues to pay the costs of health care services delivered to these customers. The profitability of UnitedHealth Group’s risk-based products depends in large part on its ability to accurately predict, price for, and effectively manage health care costs. Total health care costs are affected by the number of individual services rendered and the cost of each service. UnitedHealth Group’s premium revenue is typically fixed in price for a 12-month period and is generally priced one to four months before contract commencement. Services are delivered and related costs are incurred when the contract commences. Although UnitedHealth Group bases the premiums it charges on its estimate of future health care costs over the fixed premium period, inflation, regulations and other factors may cause actual costs to exceed what was estimated and reflected in premiums. These factors may include increased use of services, increased cost of individual services, catastrophes, epidemics, the introduction of new or costly treatments and technology, new mandated benefits or other regulatory changes, insured population characteristics and seasonal changes in the level of health care use. As a measure of the impact of medical cost on UnitedHealth Group’s financial results, relatively small differences between predicted and actual medical costs as a percentage of premium revenues can result in significant changes in its financial results. For example, if medical costs increased by 1 percent without a proportional change in related revenues for UnitedHealth Group’s commercial insured products, its annual net earnings for 2004 would have been reduced by approximately $105 million. In addition, the financial results UnitedHealth Group reports for any particular period include estimates of costs that have been incurred for which it has not received the underlying claims or for which it has received the claims but not yet processed them. If these estimates prove too high or too low, the effect of the change in estimate will be included in future results. That change can be either positive or negative to UnitedHealth Group’s results.

UnitedHealth Group faces competition in many of its markets and customers have flexibility in moving between competitors.

UnitedHealth Group’s businesses compete throughout the United States and face competition in all of the geographic markets in which they operate. For UnitedHealth Group’s Uniprise and Health Care Services segments, competitors include Aetna Inc., Cigna Corporation, Coventry Health Care, Inc., Humana Inc., WellChoice, Inc., and WellPoint, Inc., numerous for-profit and not-for-profit organizations operating under licenses from the Blue Cross Blue Shield Association and other enterprises concentrated in more limited geographic areas. UnitedHealth Group’s Specialized Care Services and Ingenix segments also compete with a number of businesses. The addition of new competitors can occur relatively easily, and customers enjoy significant flexibility in moving between competitors. In particular markets, competitors may have capabilities that give them a competitive advantage. Greater market share, established reputation, superior supplier arrangements, existing business relationships, and other factors all can provide a competitive advantage to UnitedHealth Group’s businesses or to their competitors. In addition, significant merger and acquisition activity has occurred in the industries in which it operates, both as to its competitors and suppliers in these industries. Consolidation may make it more difficult for UnitedHealth Group to retain or increase customers, to improve the terms on which it does business with its suppliers, or to maintain or advance profitability.

UnitedHealth Group’s relationship with AARP is important.

Under UnitedHealth Group’s 10-year contract with AARP, which commenced in 1998, it provides Medicare supplement and hospital indemnity health insurance and other products to AARP members. As of June 30, 2005, its portion of AARP’s insurance program represented approximately $4.7 billion in annual net premium revenue from approximately 3.8 million AARP members. The AARP contract may be terminated early by it or AARP under certain circumstances, including a material breach by either party, insolvency of either party, a material adverse change in the financial condition of either party, and by mutual agreement. The success of UnitedHealth Group’s

AARP arrangement depends, in part, on its ability to service AARP and its members, develop additional products and services, price the products and services competitively, and respond effectively to federal and state regulatory changes.

The favorable and unfavorable effects of changes in Medicare are uncertain.

The Medicare changes being implemented as a result of the Medicare Modernization Act of 2003 are complex and wide-ranging. There are numerous changes that will influence UnitedHealth Group’s business. It has invested considerable resources analyzing how to best address uncertainties and risks associated with the changes that may arise. In January 2005, the Centers for Medicare and Medicaid Services, which is referred to as CMS, released detailed regulations on major aspects of the legislation, however, some important requirements related to the implementation of the new product offerings, including the Part D prescription drug benefit and the regional Medicare Advantage Preferred Provider Organizations, have not yet been released by the federal government, thus creating challenges for planning and implementation. UnitedHealth Group believes the increased funding provided in the legislation will increase the number of competitors in the seniors health services segment.

UnitedHealth Group’s business is subject to routine government scrutiny, and UnitedHealth Group must respond quickly and appropriately to frequent changes in government regulations.

UnitedHealth Group’s business is regulated at the federal, state, local and international levels. The laws and rules governing its business and interpretations of those laws and rules are subject to frequent change. Broad latitude is given to the agencies administering those regulations. Existing or future laws and rules could force UnitedHealth Group to change how it does business, restrict revenue and enrollment growth, increase its health care and administrative costs and capital requirements, and increase its liability in federal and state courts for coverage determinations, contract interpretation and other actions. UnitedHealth Group must obtain and maintain regulatory approvals to market many of its products, to increase prices for certain regulated products and to consummate its acquisitions and dispositions. Delays in obtaining or its failure to obtain or maintain these approvals could reduce its revenue or increase UnitedHealth Group’s costs.

UnitedHealth Group participates in federal, state and local government health care coverage programs. These programs generally are subject to frequent change, including changes that may reduce the number of persons enrolled or eligible, reduce the amount of reimbursement or payment levels, or increase its administrative or health care costs under such programs. Such changes have adversely affected its financial results and willingness to participate in such programs in the past, and may do so in the future.

State legislatures and Congress continue to focus on health care issues. Legislative and regulatory proposals at state and federal levels may affect certain aspects of UnitedHealth Group’s business, including contracting with physicians, hospitals and other health care professionals; physician reimbursement methods and payment rates; coverage determinations; claim payments and processing; drug utilization and patient safety efforts; use and maintenance of individually identifiable health information; medical malpractice litigation; and government-sponsored programs. UnitedHealth Group cannot predict if any of these initiatives will ultimately become binding law or regulation, or, if enacted, what their terms will be, but their enactment could increase its costs, expose it to expanded liability, require it to revise the ways in which it conducts business or put it at risk for loss of business.

UnitedHealth Group typically has and is currently involved in various governmental investigations, audits and reviews. These include routine, regular and special investigations, audits and reviews by CMS, state insurance and health and welfare departments and state attorneys general, the Office of the Inspector General, the Office of Personnel Management, the Office of Civil Rights, the DOJ and U.S. attorneys. Such government actions can result in assessment of damages, civil or criminal fines or penalties, or other sanctions, including restrictions or changes in the way it conducts business, loss of licensure or exclusion from participation in government programs. In addition, public perception or publicity surrounding routine governmental investigations may adversely affect its stock price, damage its reputation in various markets or make it more difficult for UnitedHealth Group to sell products and services.

Relationships with physicians, hospitals and other health care providers are important to UnitedHealth Group’s business.

UnitedHealth Group contracts with physicians, hospitals, pharmaceutical benefit service providers, pharmaceutical manufacturers, and other health care providers for competitive prices. UnitedHealth Group’s results of operations and prospects are substantially dependent on its continued ability to maintain these competitive prices. A number of organizations are advocating for legislation that would exempt certain of these physicians and health care professionals from federal and state antitrust laws. In any particular market, these physicians and health care professionals could refuse to contract, demand higher payments, or take other actions that could result in higher health care costs, less desirable products for customers or difficulty meeting regulatory or accreditation requirements. In some markets, certain health care providers, particularly hospitals, physician/hospital organizations or multi-specialty physician groups, may have significant market positions or near monopolies that could result in diminished bargaining power on UnitedHealth Group’s part.

The nature of UnitedHealth Group’s business exposes it to litigation risks.

Periodically, UnitedHealth Group becomes a party to the types of legal actions that can affect any business, such as employment and employment discrimination-related suits, employee benefit claims, breach of contract actions, tort claims, shareholder suits, and intellectual property-related litigation. In addition, because of the nature of UnitedHealth Group’s business, it is routinely made party to a variety of legal actions related to the design, management and offerings of its services. These matters include, among others, claims related to health care benefits coverage, medical malpractice actions, contract disputes and claims related to disclosure of certain business practices. In 1999, a number of class action lawsuits were filed against it and virtually all major entities in the health benefits business. The suits are purported class actions on behalf of physicians for alleged breaches of federal statutes, including the Employee Retirement Income Security Act of 1974 and the Racketeer Influenced Corrupt Organization Act. In March 2000, the American Medical Association filed a lawsuit against it in connection with the calculation of reasonable and customary reimbursement rates for non-network providers. Although the expenses which UnitedHealth Group has incurred to date in defending the 1999 class action lawsuits and the American Medical Association lawsuit have not been material to its business, it will continue to incur expenses in the defense of these lawsuits and other matters, even if they are without merit.

UnitedHealth Group is largely self-insured with regard to litigation risks, however, it maintains excess liability insurance with outside insurance carriers to minimize risks associated with catastrophic claims. Although UnitedHealth Group believes that it is adequately insured for claims in excess of its self-insurance, certain types of damages, such as punitive damages, are not covered by insurance. UnitedHealth Group records liabilities for its estimates of the probable costs resulting from self-insured matters. Although UnitedHealth Group believes the liabilities established for these risks are adequate, it is possible that the level of actual losses may exceed the liabilities recorded.

UnitedHealth Group’s businesses depend on effective information systems and the integrity of the data in UnitedHealth Group’s information systems.

UnitedHealth Group’s ability to adequately price its products and services, provide effective and efficient service to its customers, and to accurately report its financial results depends on the integrity of the data in its information systems. As a result of its acquisition activities, it has acquired additional systems. UnitedHealth Group has been taking steps to reduce the number of systems it operates and have upgraded and expanded its information systems capabilities. If the information it relies upon to run its businesses was found to be inaccurate or unreliable or if it fails to maintain effectively its information systems and data integrity, it could lose existing customers, have difficulty attracting new customers, have problems in determining medical cost estimates and establishing appropriate pricing, have customer and physician and other health care provider disputes, have regulatory problems, have increases in operating expenses or suffer other adverse consequences.

UnitedHealth Group has intangible assets, whose values may become impaired.

Due largely to UnitedHealth Group’s recent acquisitions, goodwill and other intangible assets represent a substantial portion of its assets. Goodwill and other intangible assets were approximately $10.7 billion as of June 30, 2005, representing approximately 38% of its total assets. If UnitedHealth Group makes additional acquisitions, such as its pending acquisitions of PacifiCare and Neighborhood Health Partnership, it is likely that UnitedHealth Group will record additional intangible assets on its books. UnitedHealth Group periodically evaluates its goodwill and other intangible assets to determine whether all or a portion of their carrying values may no longer be recoverable, in which case a charge to earnings may be necessary. Any future evaluations requiring an asset impairment of its goodwill and other intangible assets could materially affect its results of operations and shareholders’ equity in the period in which the impairment occurs. A material decrease in shareholders’ equity could, in turn, negatively impact its debt ratings or potentially impact its compliance with existing debt covenants.

UnitedHealth Group must comply with emerging restrictions on patient privacy and information security, including taking steps to ensure compliance by its business associates who obtain access to sensitive patient information when providing services to it.

The use of individually identifiable data by UnitedHealth Group’s businesses is regulated at the international, federal and state levels. These laws and rules are changed frequently by legislation or administrative interpretation. Various state laws address the use and disclosure of individually identifiable health data. Most are derived from the privacy and security provisions in the federal Gramm-Leach-Bliley Act and the Health Insurance Portability and Accountability Act of 1996, which is referred to as HIPAA. HIPAA also imposes guidelines on its business associates (as this term is defined in the HIPAA regulations). Even though UnitedHealth Group provides for appropriate protections through its contracts with its business associates, it still has limited control over their actions and practices. Compliance with these proposals, requirements, and new regulations may result in cost increases due to necessary systems changes, the development of new administrative processes, and the effects of potential noncompliance by its business associates. They also may impose further restrictions on its use of patient identifiable data that is housed in one or more of its administrative databases.

UnitedHealth Group’s knowledge and information-related businesses depend on its ability to maintain proprietary rights to its databases and related products.

UnitedHealth Group relies on its agreements with customers, confidentiality agreements with employees, and its trade secrets, copyrights and patents to protect its proprietary rights. These legal protections and precautions may not prevent misappropriation of its proprietary information. In addition, substantial litigation regarding intellectual property rights exists in the software industry, and UnitedHealth Group expects software products to be increasingly subject to third-party infringement claims as the number of products and competitors in this industry segment grows. Such litigation and misappropriation of UnitedHealth Group’s proprietary information could hinder its ability to market and sell products and services.

The effects of the war on terror and future terrorist attacks could impact the health care industry.

The terrorist attacks launched on September 11, 2001, the war on terrorism, the threat of future acts of terrorism and the related concerns of customers and providers have negatively affected, and may continue to negatively affect, the U.S. economy in general and its industry specifically. Depending on the government’s actions and the responsiveness of public health agencies and insurance companies, future acts of terrorism and bio-terrorism could lead to, among other things, increased use of health care services including, without limitation, hospital and physician services; loss of membership in health benefit programs it administers as a result of lay-offs or other reductions of employment; adverse effects upon the financial condition or business of employers who sponsor health care coverage for their employees; disruption of its information and payment systems; increased health care costs due to restrictions on its ability to carve out certain categories of risk, such as acts of terrorism; and disruption of the financial and insurance markets in general.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus, including the annexes and exhibits hereto, and the other documents incorporated by reference in this proxy statement/prospectus contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this proxy statement/prospectus referring to UnitedHealth Group or PacifiCare, including the Annexes attached to this proxy statement/prospectus and made part of this proxy statement/prospectus, and may include statements regarding the period following completion of the merger. These statements are intended to take advantage of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements are based on current expectations or projections about operations, industry, financial condition and liquidity. Words such as “may,” “could,” “will,” “should,” “plan,” “predict,” “potential,” “anticipate,” “continue,” “estimate,” “expect,” “project,” “intend,” “believe” and variations thereof or words and terms of similar substance used in connection with any discussion of future operating or financial performance, the merger or our businesses, identify forward- looking statements. You should note that the discussion of UnitedHealth Group’s and PacifiCare’s reasons for the merger and the description of PacifiCare’s financial advisors’ opinions, as well as other portions of this proxy statement/prospectus, contain many forward-looking statements that describe beliefs, assumptions and estimates as of the indicated dates and those forward-looking expectations may have changed as of the date of this proxy statement/prospectus. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. By their nature, forward-looking statements are not guarantees of future performance or results and are subject to risks, uncertainties and assumptions that are difficult to predict or quantify. Therefore, actual results could differ materially and adversely from these forward-looking statements.

Health benefits companies operate in a highly competitive, constantly changing environment that is significantly influenced by aggressive marketing and pricing practices of competitors, regulatory oversight and organizations that have resulted from business combinations. In addition to the risk factors identified elsewhere in this proxy statement/prospectus, the following is a summary of factors, the results of which, either individually or in combination, if markedly different from UnitedHealth Group’s and PacifiCare’s planning assumptions, could cause UnitedHealth Group’s and PacifiCare’s results to differ materially from those expressed in any forward-looking statements contained in this proxy statement/prospectus, including the Annexes attached to this proxy statement/prospectus and made part of this proxy statement/prospectus:

•	trends in health care costs and utilization rates

•	ability to secure sufficient premium rate increases;

•	competitor pricing below market trends of increasing costs;

•	increased government regulation of health benefits and managed care or other changes in the regulatory environment;

•	significant acquisitions or divestitures by major competitors;

•	introduction and utilization of new prescription drugs and technology;

•	a downgrade in our financial strength ratings;

•	changes in the securities markets;

•	litigation targeted at health benefits companies;

•	ability to contract with providers consistent with past practice;

•	general economic downturns or changes in political or competitive forces;

•	the level of realization, if any, of expected cost savings and other synergies from the merger;

•	difficulties related to the integration of the business of UnitedHealth Group and PacifiCare may be greater than expected;

•	revenues following the merger may be lower than expected;

•	the general risks that occur in our day-to-day businesses including those discussed in our respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and exhibits and amendments to those reports; and

•	the risk that our analyses of these risks could be incorrect and that the strategy developed to address them could be unsuccessful.

The above list is not intended to be exhaustive and there may be other factors that would preclude us from realizing the predictions made in the forward-looking statements. Because such forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those contemplated, projected, expressed or implied by such forward-looking statements. PacifiCare stockholders are cautioned not to place undue reliance on such statements, which speak only as of the date of this proxy statement/prospectus or the date of PacifiCare’s financial advisors’ respective opinions or in the case of documents incorporated by reference, as of the date of those documents.

All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to UnitedHealth Group or PacifiCare or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, neither UnitedHealth Group nor PacifiCare undertakes any obligation to release publicly any revisions or updates to such forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

THE SPECIAL MEETING OF PACIFICARE STOCKHOLDERS

This proxy statement/prospectus is furnished in connection with the solicitation of proxies from the holders of PacifiCare common stock by the PacifiCare board of directors for use at the special meeting of PacifiCare stockholders. The purpose of the special meeting is for you to consider and vote upon a proposal to adopt the merger agreement. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A and made part of this proxy statement/prospectus.

This proxy statement/prospectus is first being furnished to PacifiCare stockholders on or about                     , 2005.

Date, Time and Place of the Special Meeting

The special meeting will be held on                     , 2005 at                      local time at                     .

Matters to be Considered at the Special Meeting

At the special meeting, stockholders of PacifiCare will be asked to (1) consider and vote upon a proposal to adopt the merger agreement, (2) consider and vote on a proposal to authorize the proxyholders to vote to adjourn or postpone the special meeting, in their sole discretion, for the purpose of soliciting additional votes for the adoption of the merger agreement and (3) transact such other business as may properly come before the special meeting or any postponements or adjournments of the special meeting. Adoption of the merger agreement will also constitute approval of the merger and the other transactions contemplated by the merger agreement.

Board Recommendation

The PacifiCare board of directors has unanimously approved and adopted the merger agreement and unanimously recommends that PacifiCare stockholders vote “FOR” the adoption of the merger agreement and authorization of the proxyholders to vote to adjourn or postpone the special meeting for the purpose of soliciting additional votes for the adoption of the merger agreement. See the section entitled “The Merger—PacifiCare’s Reasons for the Merger” beginning on page 54 of this proxy statement/prospectus.

Record Date and Shares Entitled to Vote

PacifiCare’s board of directors has fixed the close of business on                     , 2005 as the record date for determination of PacifiCare stockholders entitled to notice of and to vote at the special meeting. As of the close of business on                     , 2005, there were              shares of PacifiCare common stock outstanding and entitled to vote, held of record by approximately              stockholders. A majority of these shares, present in person or represented by proxy, will constitute a quorum for the transaction of business. If a quorum is not present, it is expected that the special meeting will be adjourned or postponed to solicit additional proxies. Each PacifiCare stockholder is entitled to one vote for each share of PacifiCare common stock held as of the record date.

Vote Required

Adoption of the merger agreement by PacifiCare’s stockholders is required by Delaware law. Such adoption requires the affirmative vote of the holders of a majority of the shares of PacifiCare common stock outstanding on the record date and entitled to vote at the special meeting. Authorizing the proxyholders to vote to adjourn or postpone the special meeting for the purpose of soliciting additional votes for the adoption of the merger agreement will require the affirmative vote of PacifiCare stockholders representing a majority of the shares of PacifiCare common stock present and entitled to vote at the special meeting. The directors and executive officers of PacifiCare beneficially owned approximately 5% of the outstanding shares of PacifiCare common stock as of June 30, 2005, including options exercisable within 60 days, as of the record date. As of the record date and the date of this proxy statement/prospectus, neither UnitedHealth Group nor any of its directors or officers owned any shares of PacifiCare common stock.

Voting of Proxies

If you vote your shares of PacifiCare common stock by (1) signing and returning the enclosed proxy in the enclosed prepaid and addressed envelope, (2) telephone or (3) accessing the Internet, your shares, unless your proxy is revoked, will be voted at the special meeting as you indicate on your proxy. If no instructions are indicated on your signed proxy card, your shares will be voted “FOR” adoption of the merger agreement and authorization of the proxyholders to vote for the adjournment or postponement of the special meeting for the purpose of soliciting additional votes.

You are urged to mark the box on the proxy card, following the instructions included on your proxy card, to indicate how to vote your shares. To vote by telephone or the Internet, please follow the instructions included on your proxy card. If you vote by telephone or the Internet, you do not need to complete and mail your proxy card. Votes by telephone or the Internet must be received by 11:59 p.m., local time, on             ,                     , 2005. Voting by telephone or the Internet will not affect your right to vote in person should you decide to attend the special meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct such institution on how to vote your shares. Your broker or bank will vote your shares only if you provide instructions on how to vote by following the information provided to you by your broker or bank. If you do not instruct your broker, bank or other nominee, they will not be able to vote your shares.

Other Business

PacifiCare’s board of directors does not presently intend to bring any other business before the special meeting and, so far as is presently known to PacifiCare’s board of directors, no other matters are to be brought before the special meeting. As to any business that may properly come before the special meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect of such business in accordance with the judgment of the persons voting such proxies.

Revocation of Proxies

You may revoke your proxy at any time prior to its use by delivering to the Secretary of PacifiCare, at PacifiCare’s offices at 5995 Plaza Drive, Cypress, CA 90630-5028, a signed notice of revocation bearing a date later than the date of the proxy stating that the proxy is revoked, by granting a duly executed new, signed proxy bearing a later date or by submitting a new proxy by telephone or the Internet, or if you are a holder of record by attending the special meeting and voting in person. Although, attendance at the special meeting does not in itself constitute the revocation of a proxy. If you hold your shares in “street name,” you must get a proxy from your broker, bank or other custodian to vote your shares in person at the special meeting.

Quorum; Broker Abstentions and Broker Non-Votes

The required quorum for the transaction of business at the special meeting is a majority of the shares of PacifiCare common stock issued and outstanding on the record date. Abstentions and broker non-votes each will be included in determining the number of shares present and voting at the meeting for the purpose of determining the presence of a quorum. Because adoption of the merger agreement requires the affirmative vote of a majority of the outstanding shares of PacifiCare common stock entitled to vote, abstentions and broker non-votes will have the same effect as votes against adoption of the merger agreement. Abstentions and broker non-votes also will have the same effect as votes against the authorization of the proxyholders to vote to adjourn or postpone the special meeting for the purpose of soliciting additional votes. In addition, the failure of a PacifiCare stockholder to return a proxy will have the effect of a vote against the adoption of the merger agreement.

The actions proposed in this proxy statement/prospectus are not matters that can be voted on by brokers holding shares for beneficial owners without the owners’ specific instructions. If you do not instruct your broker, bank or other nominee, they will not be able to vote your shares, such failure to vote is a broker non-vote. Accordingly, if a broker or bank holds your shares you are urged to instruct your broker or bank on how to vote your shares.

Expenses of Solicitation

UnitedHealth Group and PacifiCare will share equally the costs of preparing and distributing this proxy statement/prospectus for the special meeting. In addition to solicitation by mail, directors, officers and regular employees of PacifiCare or its subsidiaries may solicit proxies from stockholders by telephone, telegram, e-mail, personal interview or other means. UnitedHealth Group and PacifiCare currently expect not to incur any costs beyond those customarily expended for a solicitation of proxies in connection with a merger agreement. Directors, officers and employees of UnitedHealth Group and PacifiCare will not receive additional compensation for their solicitation activities, but may be reimbursed for reasonable out of pocket expenses incurred by them in connection with the solicitation. Brokers, dealers, commercial banks, trust companies, fiduciaries, custodians and other nominees have been requested to forward proxy solicitation materials to their customers and such nominees will be reimbursed for their reasonable out of pocket expenses. PacifiCare has engaged Georgeson Shareholder to assist in the solicitation of proxies for the special meeting and PacifiCare estimates it will pay such firm a fee of approximately $20,000, and will reimburse Georgeson Shareholder for reasonable out of pocket expenses incurred in connection with such solicitation.

Householding

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this proxy statement/prospectus may have been sent to multiple stockholders in your household. PacifiCare will promptly deliver a separate copy of this proxy statement/prospectus, including the attached Annexes to you if you write to PacifiCare Health Systems, Inc., 5995 Plaza Drive, Cypress, CA 90630, Attention: Investor Relations or call Investor Relations at 714-952-1121. If you wish to receive separate copies of an annual report or proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact PacifiCare, as applicable, at the above address and phone number.

Assistance

If you need assistance in completing your proxy card or have questions regarding the special meeting, please contact PacifiCare Investor Relations at 714-952-1121 or write to PacifiCare Health Systems, Inc., 5995 Plaza Drive, Cypress, CA 90630, Attention: Investor Relations, or contact Georgeson Shareholder toll-free at 866-344-4276 or write to Georgeson Shareholder, 17 State Street, 10th Floor, New York, NY 10004-1501.

The matters to be considered at the special meeting are of great importance to the stockholders of PacifiCare. Accordingly, you are urged to read and carefully consider the information presented in this proxy statement/prospectus, and to complete, date, sign and promptly return the enclosed proxy in the enclosed postage-paid envelope or submit your proxy by telephone or the Internet.

Stockholders should not send any stock certificates at this time. A transmittal form with instructions for the surrender of stock certificates for PacifiCare common stock will be mailed to you as soon as practicable after completion of the merger.

THE MERGER

This section of the proxy statement/prospectus describes material aspects of the merger. While UnitedHealth Group and PacifiCare believe that the description covers the material terms of the merger and the related transactions, this summary may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus, the attached annexes, and the other documents to which this proxy statement/prospectus refers, for a more complete understanding of the merger.

General Description of the Merger

At the effective time of the merger, PacifiCare will merge with and into Point Acquisition. Upon completion of the merger, the separate corporate existence of PacifiCare will cease and Point Acquisition will continue as the surviving entity with the name PacifiCare Health Systems.

As a result of the merger, each share of PacifiCare common stock outstanding at the effective time of the merger will be converted automatically into the right to receive 1.1 shares of UnitedHealth Group common stock, sometimes referred to as the “exchange ratio”, plus $21.50 in cash, without interest. PacifiCare stockholders will receive cash instead of fractional shares of UnitedHealth Group common stock that would have otherwise been issued as a result of the merger. If the number of shares of either UnitedHealth Group common stock or PacifiCare common stock changes before the merger is completed because of stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, then an appropriate and proportionate adjustment will be made to the stock and cash to be received by PacifiCare stockholders in the merger.

Based on the number of shares of PacifiCare common stock and UnitedHealth Group common stock outstanding or issuable upon exercise of outstanding stock options and other equity-based awards, whether or not vested with respect to PacifiCare common stock, as of the record date, and the exchange ratio, approximately 105.6 million shares of UnitedHealth Group common stock will be issued pursuant to the merger agreement (assuming no exercise of outstanding stock options), representing approximately 8% of the UnitedHealth Group common stock outstanding immediately after the merger. The total cash estimated to be payable to PacifiCare’s stockholders in exchange for their common stock pursuant to the merger agreement is approximately $2.1 billion, (assuming no exercise of outstanding stock options) determined without regard to any dissenting shares and any fractional shares.

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. See the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 91 of this proxy statement/prospectus for a discussion of material U.S. federal income tax consequences of the merger.

Background of the Merger

UnitedHealth Group continually evaluates strategic opportunities and business scenarios as a part of its ongoing evaluation of the market and opportunities to strengthen its business. In connection with this ongoing evaluation, management of UnitedHealth Group regularly evaluates other companies across its business units and regularly updates its board of directors on potential acquisitions. As a result of this ongoing evaluation, UnitedHealth Group has been generally familiar with the profile and activities of PacifiCare over the past several years.

For a number of years, PacifiCare’s board of directors and senior management have periodically reviewed changes and developments in the health insurance industry and PacifiCare’s strategic position. In the course of this review, PacifiCare’s Board and management explored various potential strategic alternatives to improve PacifiCare’s strategic position and increase stockholder value.

In the fall of 2004, PacifiCare began discussions with another company in the health insurance industry, referred to as the Target Company, regarding exploring a possible strategic business combination transaction in which PacifiCare would acquire the Target Company. Such discussions, which involved PacifiCare’s management as well as its financial advisors, MTS Health Partners, L.P., referred to as MTS, and Morgan Stanley & Co. Incorporated, referred to as Morgan Stanley, continued until their termination in April 2005. During such period, PacifiCare and the Target Company executed a confidentiality agreement, conducted legal, financial and operational due diligence review on each other and sought to negotiate possible terms of a transaction. Also during this period, the PacifiCare board of directors was updated regularly on the status of, and developments in, such discussions and met several times to review the possible transaction, including the possible terms and status of negotiations with the Target Company.

In early December 2004, Mr. Stephen J. Hemsley, President and Chief Operating Officer of UnitedHealth Group, contacted Mr. Howard G. Phanstiel, Chairman and Chief Executive Officer of PacifiCare, to discuss in general terms their respective businesses, including prospects for the industry. Throughout December 2004, Mr. Hemsley and Dr. William W. McGuire, Chairman and Chief Executive Officer of UnitedHealth Group, had conversations and a meeting with Mr. Phanstiel relating to prospects for the industry, as well as exploring possible business relationships between the two companies, including UnitedHealth Group’s interest in discussing a possible business combination.

In late December 2004, Mr. Phanstiel then contacted a representative of MTS to discuss the matters raised in Mr. Phanstiel’s conversation with Dr. McGuire and Mr. Hemsley. Also, during such time, representatives of MTS and Goldman, Sachs & Co., UnitedHealth Group’s financial advisor, also had several telephone conversations in which they explored possible business relationships between UnitedHealth Group and PacifiCare, with a focus on a possible strategic business combination. In these conversations between the companies and between their advisors, Mr. Phanstiel and MTS emphasized that in the event the companies pursued a possible strategic business combination, important issues to PacifiCare would be, among others, the value to be received by PacifiCare stockholders, the timing of a possible transaction and the certainty that a transaction, if agreed to, would be completed.

Between December 2004 and the spring of 2005, the PacifiCare board of directors was updated, met and reviewed with PacifiCare’s management and advisors the possibility of a transaction with the Target Company or UnitedHealth Group, including the strategic rationale for, and potential terms of, such transactions, as well as other potential strategic alternatives, including continuing as an independent company.

In the latter part of January 2005, Mr. Hemsley and several other officers of UnitedHealth Group, met with Mr. Phanstiel, Gregory Scott, Executive Vice President and Chief Financial Officer, and Bradford A. Bowlus, Executive Vice President and President, Health Plans Division, of PacifiCare. At this meeting, both parties provided an overview of their respective operations. In late January 2005, Mr. Hemsley informed Mr. Phanstiel that of the various possible business relationships that had been discussed, UnitedHealth Group was mainly interested in exploring a strategic business combination. Mr. Hemsley and Mr. Phanstiel also discussed potential terms and structure of a strategic business combination, including potential pricing parameters.

At regularly scheduled board meetings in February and May of 2005 management of UnitedHealth Group provided its board of directors with a general update of corporate development activities, including an update on the status of discussions with PacifiCare.

At its February 7th and February 17th meetings, the PacifiCare board of directors was presented with information regarding UnitedHealth Group and the preliminary discussion regarding a possible business combination, including potential pricing parameters. Although PacifiCare’s board of directors expressed an interest in exploring a possible business combination with UnitedHealth Group, it was not prepared at that time to proceed with finalizing a possible transaction based on the preliminary terms indicated by UnitedHealth Group up to that date.

Discussions between Mr. Phanstiel and Mr. Hemsley, and between Goldman Sachs and MTS, regarding a possible strategic business combination, continued throughout February and March 2005.

In early March 2005, Mr. Hemsley met with Mr. Phanstiel to discuss the potential transaction. At such meeting, Mr. Phanstiel discussed with Mr. Hemsley, among other things, that although PacifiCare’s board of directors was interested in exploring a possible transaction, it was not prepared at that time to proceed with a transaction on the terms discussed to date. Mr. Phanstiel also discussed with Mr. Hemsley the importance to the PacifCare board of directors that UnitedHealth Group be prepared to conduct any exploration of a possible transaction in an expeditious manner and only be conducted if a resulting transaction that might be entered into have a high degree of certainty that it would close.

In mid-March 2005, UnitedHealth Group provided a preliminary indication of interest to PacifiCare, pursuant to which the consideration to be received by PacifiCare stockholders would consist of a combination of shares of UnitedHealth Group’s common stock and cash in which the consideration to be received by PacifiCare stockholders per share would consist of a combination of 1.12 shares of UnitedHealth Group common stock and $21.62 cash, having an aggregate value at such time equal to $72.06. In late March 2005, Mr. Phanstiel and Mr. Hemsley had a conversation in which, at the direction of the PacifiCare board of directors, Mr. Phanstiel informed Mr. Hemsley that PacifiCare was not at that time in a position to further explore a business combination with UnitedHealth Group on the terms discussed and that PacifiCare was in the process of exploring another possible strategic alternative. Mr. Hemsley indicated that in such event UnitedHealth Group would be unwilling to proceed with further discussions. Mr. Phanstiel subsequently informed the PacifiCare board of directors that UnitedHealth Group and PacifiCare had discontinued discussions concerning a strategic business combination.

On April 11, 2005, PacifiCare and the Target Company terminated their discussions regarding exploring a business combination transaction after being unable to reach agreement on the terms of such a transaction. At a meeting held that day, PacifiCare’s board of directors discussed the possibility of renewing discussions with UnitedHealth Group concerning a strategic business combination transaction.

In early May 2005, Mr. Hemsley and Mr. Phanstiel resumed discussions concerning exploring a strategic business combination between PacifiCare and UnitedHealth Group. In early to mid-May 2005, Mr. Hemsley and Mr. Phanstiel had several conversations in which they explored the possible terms of a strategic business combination transaction between UnitedHealth Group and PacifiCare and UnitedHealth Group expressed a preliminary view that the consideration to be received by PacifiCare stockholders per share would consist of a combination of 1.06 shares of UnitedHealth Group common stock and $22.00 in cash, having an aggregate value at such time equal to $73.33 per share. During such time, representatives of MTS and Goldman Sachs also held telephone calls during which they discussed possible terms of a strategic business combination including general economic parameters.

In mid-May 2005, Mr. Phanstiel was contacted on an unsolicited basis by a senior officer of another public company in the health insurance industry, referred to as the Interested Party, who expressed an interest in meeting at some point over the summer to discuss exploring possible ways for the companies to work together, including, among others, a possible strategic business combination transaction in which the Interested Party would be the controlling party. Mr. Phanstiel informed the officer of the Interested Party that if the Interested Party was interested in exploring a possible strategic business combination transaction then the Interested Party would need to do so more quickly. Several telephone conversations followed between May 16 and May 19, 2005 (prior to the PacifiCare board of directors’ meeting held on May 19) in which Mr. Phanstiel and MTS, on behalf of PacifiCare, and several senior officers of the Interested Party discussed on a preliminary basis the possibility of exploring a strategic business combination and certain possible terms of such transaction (as described below). Such discussions never progressed beyond a preliminary exploratory phase.

Between May 16th and May 18th senior management of UnitedHealth Group and PacifiCare, and Goldman Sachs and MTS, had several conversations to negotiate and discuss the terms of a possible transaction. On May 18, 2005, Mr. Hemsley indicated to Mr. Phanstiel that UnitedHealth Group would be interested in exploring a business combination transaction with PacifiCare in which the consideration to PacifiCare stockholders would consist of a combination of 1.08 shares of UnitedHealth Group’s common stock and $21.50 in cash for each share of PacifiCare common stock, having an aggregate value at such time equal to $73.23, subject, among other things, to satisfactory completion of a due diligence review, retention of PacifiCare management and negotiation of transaction documents.

At a regularly scheduled PacifiCare board of directors meeting on May 19, 2005, the PacifiCare board of directors reviewed the renewed discussions with UnitedHealth Group and the inquiry from the Interested Party, as well as the process for exploring the possibility of a strategic business combination transaction with UnitedHealth Group or the Interested Party. At such meeting, PacifiCare management made a presentation regarding potential strategic alternatives available to PacifiCare, which presentation included discussions of PacifiCare’s strategic position, business strategy and objectives, an analysis of other companies in the health insurance industry and a discussion of certain of the opportunities and issues facing PacifiCare and the health insurance industry. In addition, the PacifiCare board of directors reviewed materials prepared by MTS analyzing a possible business combination of PacifiCare with UnitedHealth Group as well as with the Interested Party. The PacifiCare board of directors then discussed with PacifiCare’s senior management, representatives of MTS and PacifiCare’s legal counsel, Skadden, Arps, Slate, Meagher & Flom LLP, potential strategic alternatives available to PacifiCare, including the benefits, opportunities, risks and uncertainties associated with PacifiCare remaining an independent company, as well as the merits of a possible business combination transaction. The PacifiCare board of directors after careful consideration at the meeting, and as reviewed by the board again at both its June 1st and July 5th meetings, determined that a transaction with UnitedHealth Group would be preferable to one with the Interested Party for a number of reasons, including, among others: the benefits to PacifiCare stockholders of owning stock of UnitedHealth Group after a transaction; concerns about a possible negative market reaction to the announcement of a transaction with the Interested Party which would reduce the value to PacifiCare stockholders of a transaction with the Interested Party (by reducing the value of the mix of Interested Party stock and cash merger consideration included as part of the Interested Party’s preliminary indication of interest below the range of $73.00 to $76.00 per PacifiCare share based on the value of the Interested Party’s shares at the time it provided its indication of interest); a combination of PacifiCare and UnitedHealth had a stronger strategic rationale; negotiations with UnitedHealth Group were more advanced; there was greater certainty of consummating a transaction with UnitedHealth Group; and the concern that UnitedHealth Group would terminate discussions if PacifiCare sought to pursue negotiations with both parties.

Following the May 19th PacifiCare board of directors meeting, Mr. Phanstiel advised a senior officer of the Interested Party that at that time the terms set forth in its preliminary indication of interest would not be attractive enough to lead to further discussions. A representative of MTS also spoke with the Interested Party to seek to elicit more specific, firm information regarding its preliminary indication of interest, including whether the Interested Party was prepared to improve the terms of its indication of interest. However, the Interested Party declined to provide any further information.

In late May 2005, Mr. Phanstiel and Joseph S. Konowiecki, Executive Vice President and General Counsel of PacifiCare, met with Dr. McGuire, Mr. Hemsley and David J. Lubben, Secretary and General Counsel of UnitedHealth Group. The next day, the same individuals, together with a representative of MTS, also met and discussed various issues regarding a possible business combination. These issues included the proposed due diligence process to be followed, the timing of a possible transaction, regulatory matters, UnitedHealth Group’s interest in retaining PacifiCare’s management after completion of a possible transaction and the steps that the parties would make in order to close the transaction. Following this discussion, UnitedHealth Group and PacifiCare executed a mutual confidentiality agreement.

At the end of May 2005, UnitedHealth Group began a financial, operational and legal due diligence review of PacifiCare. This due diligence review continued throughout June and early July until the execution of definitive documentation on July 6, 2005. In addition, PacifiCare’s senior management, legal counsel and financial advisors conducted financial, operational and legal due diligence on UnitedHealth Group. This due diligence on UnitedHealth Group continued until the execution of definitive documentation on July 6, 2005. At the end of May 2005, UnitedHealth Group’s legal counsel, Weil Gotshal & Manges LLP, distributed an initial draft merger agreement to PacifiCare and Skadden Arps.

In late May and in June 2005, UnitedHealth Group had further discussions with PacifiCare regarding UnitedHealth Group’s interest in retaining PacifiCare’s management as part of a transaction. UnitedHealth Group required, as a condition to entering into the merger agreement, that a nucleus of key PacifiCare officers enter into employment agreements and separate non-compete agreements with UnitedHealth Group.

At a special PacifiCare board of directors meeting on June 1, 2005, the PacifiCare board of directors reviewed the status of discussions with UnitedHealth Group and with the Interested Party as well as the process for exploring the possibility of a business combination transaction with UnitedHealth Group and the Interested Party. At such meeting, the PacifiCare board of directors received a detailed presentation from MTS regarding a possible transaction with UnitedHealth Group or the Interested Party, and various analyses relating thereto. The PacifiCare board of directors further reviewed the potential rationale, opportunities, benefits, prospects, risks and disadvantages associated with each of the potential transactions, including, among other things, what value would potentially be achieved for PacifiCare’s stockholders in a transaction with either UnitedHealth Group or the Interested Party, as compared to remaining independent, and the benefits and disadvantages of holding shares of the Interested Party relative to shares of UnitedHealth Group. After extensive discussion, the PacifiCare board of directors determined that, without making any determination at such time to pursue a possible transaction or as to what terms thereof might be acceptable, PacifiCare’s management should continue its discussions with UnitedHealth Group and that it should not pursue discussions with the Interested Party at that time.

Until the execution of definitive documentation on July 6, 2005, UnitedHealth Group and PacifiCare and their respective legal advisors had extensive negotiations in meetings and conversations regarding the terms of the draft merger agreement including, among others, obtaining required regulatory approvals, closing conditions, responses to a third party making an unsolicited competing business combination proposal, and termination fees if the merger agreement was terminated.

On June 8, 2005, the PacifiCare board of directors met and received updates from the senior management of PacifiCare, MTS and Skadden Arps concerning the possible business combination transaction, the status of negotiations and certain aspects of the transaction. In addition, PacifiCare management provided an update to the PacifiCare board of directors on the ongoing due diligence process. Representatives of Skadden Arps also reviewed fiduciary and other legal considerations relating to the PacifiCare board of directors’ consideration of the possible business combination transaction.

As part of the discussions regarding a possible business combination transaction, UnitedHealth Group discussed with PacifiCare UnitedHealth Group’s desire to assure uninterrupted access for certain of UnitedHealth Group’s customers to certain third party healthcare provider networks after the announcement of a business combination transaction. As a result, it was essential to UnitedHealth Group’s willingness to proceed with a transaction, that it enter into a health services agreement pursuant to which PacifiCare, on behalf of itself and its affiliates, would be prepared under certain circumstances to make certain of its networks of healthcare providers available to such customers of UnitedHealth Group. On June 9, 2005, UnitedHealth Group distributed an initial draft health services agreement to PacifiCare. The parties agreed that UnitedHealth Group would also make available to PacifiCare certain of UnitedHealth Group’s networks of healthcare providers in certain other states. Until the execution of the definitive documentation on July 6, 2005, UnitedHealth Group and PacifiCare and their respective legal advisors negotiated the terms of the draft health services agreements. The negotiations between UnitedHealth Group and PacifiCare on the health services agreements focused on, among other things, the economic terms, the term of such agreements and circumstances under which such agreements terminated. (see the section entitled “Health Services Agreements” on page 82 of this proxy statement/prospectus)

On June 15, 2005, the PacifiCare board of directors met and received updates from senior management of PacifiCare and representatives of MTS and Skadden Arps concerning the possible transaction, the status of negotiations and certain aspects of the transaction, including the ongoing due diligence process. On June 26, 2005, PacifiCare retained Morgan Stanley in connection with a possible business combination transaction with UnitedHealth Group to provide a second fairness opinion in the event the PacifiCare board of directors decided to consider approval of a transaction with UnitedHealth Group.

In mid and late June 2005, senior management of UnitedHealth Group provided updates to its board of directors regarding the background of the proposed transaction with PacifiCare, the strategic reasons for the proposed transaction, the status of UnitedHealth Group’s due diligence review of PacifiCare, UnitedHealth Group’s assessment of the senior management team at PacifiCare and the status of key documents being prepared in connection with the possible transaction.

On June 30, 2005, the PacifiCare board of directors held a special meeting to evaluate the possible business combination with UnitedHealth Group. Prior to the meeting, the PacifiCare board of directors was provided with materials, including a current draft of the merger agreement, materials relating to employee benefits matters and presentations from Skadden Arps. At the meeting, Mr. Phanstiel updated the PacifiCare board of directors on the status of discussions with UnitedHealth Group. In addition, (i) representatives of Skadden Arps presented a detailed review of the terms of the draft merger agreement and identified the remaining open issues, (ii) PacifiCare management presented an overview of the terms of the health services agreements and identified the remaining open issues and (iii) MTS and Morgan Stanley reviewed the financial aspects of the proposed combination as well as the processes and methodologies that would be used by each of them in rendering a fairness opinion. At such meeting, the PacifiCare board of directors also reviewed, among other things, (i) with representatives from Skadden Arps, the Board’s legal duties and responsibilities and other considerations regarding the proposed business combination transaction, the draft merger agreement, the health services agreements and employee matters and (ii) with PacifiCare’s senior management, MTS, Morgan Stanley and Skadden Arps, potential strategic alternatives available to PacifiCare, including the benefits, opportunities, risks and uncertainties associated with PacifiCare remaining an independent company, as well as the merits of a possible business combination transaction with UnitedHealth Group. After discussion, the PacifiCare board of directors authorized PacifiCare’s management to continue negotiations with UnitedHealth Group to seek to resolve the remaining outstanding issues in the draft merger agreement and other proposed definitive documentation.

On July 5, 2005, at a special meeting of UnitedHealth Group’s board of directors, senior management reviewed the proposed terms of the transaction and updated the board on the remaining issues. Goldman Sachs, J.P. Morgan and CitiGroup Global Markets, UnitedHealth Group’s financial advisors, consulted with the board with respect to financial aspects of the merger. At the conclusion of the meeting, the UnitedHealth Group directors unanimously approved the merger agreement and the transactions contemplated by the merger agreement, including the merger, based on the financial parameters presented to UnitedHealth Group’s board.

On July 5, 2005, the PacifiCare board of directors held a special meeting. Prior to this meeting, the PacifiCare board of directors was provided with materials, including a current draft of the merger agreement, materials with respect to employee benefits matters (including, among other things, draft form employment agreements), which had previously been reviewed and considered by the Compensation Committee of PacifiCare’s board of directors at several of its meetings in consultation with an independent compensation consultant and presentations by PacifiCare’s management, MTS, Morgan Stanley and Skadden Arps. At the meeting, the PacifiCare board of directors received an update from PacifiCare’s senior management and financial and legal advisors as to developments since the PacifiCare board of directors meeting on June 30th. Following the update, among other things: (i) representatives of Skadden Arps reviewed with the PacifiCare board of directors the status of negotiations with UnitedHealth Group, the changes that had been made to the draft merger agreement since June 30th and the remaining open issues in the draft merger agreement, (ii) representatives of Skadden Arps made a presentation regarding fiduciary and other legal considerations that the PacifiCare directors should consider in their deliberations regarding the proposed business combination transaction, the draft merger agreement, and the health services agreements, (iii) representatives of Skadden Arps and an independent compensation consultant reviewed employment agreements and employee benefits matters relating to the proposed business combination transaction, (iv) PacifiCare’s management made a presentation regarding the due diligence review that had been undertaken by PacifiCare of UnitedHealth Group, (v) PacifiCare’s management made a presentation regarding the health services agreements, (vi) PacifiCare’s management reviewed the strategic rationale for, and the potential benefits and risks of, the proposed business combination transaction and other potential strategic alternatives, (vii) representatives of each of MTS and Morgan Stanley made presentations concerning the financial aspects of the potential strategic business combination of PacifiCare and UnitedHealth Group, including their respective preliminary views concerning the fairness from a financial point of view of the merger consideration to be received by PacifiCare stockholders, and (viii) PacifiCare’s management and representatives of Skadden Arps made a presentation regarding regulatory approval matters relating to the possible business combination transaction. At the meeting, each of MTS and Morgan Stanley expressed its view that, subject to a review of the final negotiated terms of the merger agreement and based on and subject to the assumptions and limitations in its written opinion, it believed that it should be able to deliver at such time as the PacifiCare board of directors considered approving the transaction an opinion that, as of the date of such opinion, the merger consideration to be received by PacifiCare stockholders pursuant to the merger agreement would be fair from a financial point of view to PacifiCare stockholders. Following the presentations, a thorough discussion took place among the PacifiCare directors concerning the possible business combination transaction, including a discussion of the potential strategic benefits of the business combination, the risks associated with the transaction, the financial aspects of the transaction, and other potential strategic alternatives available to PacifiCare, including the benefits, opportunities, risks and uncertainties associated with PacifiCare remaining an independent company. At the conclusion of the meeting, the PacifiCare board of directors authorized management to continue negotiations with UnitedHealth Group to seek to resolve the remaining outstanding issues.

On July 5 and July 6, 2005, UnitedHealth Group and certain officers of PacifiCare agreed on the terms of employment agreements that officers of PacifiCare would be entering into with UnitedHealth Group at the time of signing the merger agreement, to be effective upon completion of the merger.

On the morning of July 6, 2005, several national news organizations began reporting rumors of a possible transaction between UnitedHealth Group and PacifiCare. Because of such reports trading in shares of both UnitedHealth Group and PacifiCare was halted. Also on the morning of July 6, 2005, Mr. Phanstiel contacted Mr. Hemsley to propose final changes to the terms of the transaction, including that the merger consideration be increased. Negotiations ensued as a result of which UnitedHealth Group agreed to increase the stock portion of the merger consideration to 1.1 shares of UnitedHealth Group’s common stock per share of PacifiCare common stock, for an aggregate merger consideration of 1.1 shares of UnitedHealth Group common stock per share of PacifiCare common stock and $21.50 in cash.

Thereafter, Dr. McGuire, Mr. Hemsley or Mr. Lubben spoke individually with each member of UnitedHealth Group’s board of directors to confirm for each board member that the final financial terms of the transaction had been established within the parameters authorized by the board. During these conversations, the directors confirmed their approval of the transaction.

Later in the morning on July 6, 2005, the PacifiCare board of directors met telephonically and reviewed the proposed terms of the transaction. PacifiCare’s management and outside financial and legal advisors reviewed the increase in the proposed merger consideration and discussed the resolution of the remaining issues in the draft merger agreement and other proposed definitive documentation. Each of MTS and Morgan Stanley confirmed its financial analysis regarding the proposed business combination transaction, and rendered to the PacifiCare board of directors its oral opinion, subsequently confirmed by delivery of a written opinion dated July 6, 2005, to the effect that, as of the date of the opinion and based on and subject to the various assumptions and limitations described in the opinion, the merger consideration to be received by PacifiCare stockholders pursuant to the merger agreement was fair from a financial point of view to such holders. Such opinions are attached hereto as Annexes B and C (see the section entitled “Opinion of PacifiCare’s Financial Advisors” on page 58 of this proxy statement/prospectus). After deliberation, the PacifiCare board of directors unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable, fair to and in the best interests of PacifiCare and its stockholders. The PacifiCare board of directors then unanimously approved the merger agreement and resolved to recommend to PacifiCare stockholders approval and adoption of the merger agreement.

Following the PacifiCare board of directors meeting, PacifiCare, Point Acquisition LLC and UnitedHealth Group executed the merger agreement and subsidiaries of PacifiCare and UnitedHealth Group which were parties to the health services agreements executed such health services agreements. Additionally, UnitedHealth Group entered into employment agreements and separate non-compete agreements with twenty-one officers of PacifiCare, to be effective upon completion of the merger. Thereafter, PacifiCare and UnitedHealth Group each issued a press release announcing the transaction.

UnitedHealth Group’s Reasons for the Merger

In approving, adopting and authorizing the merger and the merger agreement, the UnitedHealth Group board of directors considered a number of factors, including, among others, the facts discussed in the following paragraphs. Although the foregoing discussion sets forth the material factors considered by the UnitedHealth Group board in reaching its recommendation, it may not include all of the factors considered by the UnitedHealth Group board. In light of the number and wide variety of factors considered in connection with its evaluation of the merger, the UnitedHealth Group board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The board viewed its position and recommendations as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of UnitedHealth Group’s reasons for the merger and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 40 of this proxy statement/prospectus.

In reaching its decision, the board consulted with UnitedHealth Group’s management with respect to strategic and operational matters and with UnitedHealth Group’s legal counsel with respect to the merger agreement and the transactions contemplated thereby. The board also consulted with Goldman Sachs, J.P. Morgan and CitiGroup. UnitedHealth Group’s financial advisors, with respect to the financial aspects of the merger.

The decision of the UnitedHealth Group Board to enter into the merger agreement was the result of careful consideration by the UnitedHealth Group Board of numerous factors, including the following positive factors that it believes will contribute to the success of the combined enterprise:

•	broader customer access to a stronger and more diverse network of doctors and other care providers;

•	enhanced and expanded affordable health care services that address the needs of older Americans, including those under new Medicare programs, by combining UnitedHealth Group’s extensive Medicare services with PacifiCare’s Medicare HMO products and the nationally prominent Secure Horizons brand to provide consistent quality of care and service across the country;

•	the potential for the merger to leverage UnitedHealth Group’s expertise and investment in technology to improve the delivery of health care services to the people currently served by PacifiCare;

•	the application of more consumer-oriented offerings and service capabilities that align with the rapidly developing confluence of health and financial services;

•	quality enhancements and efficiency gains for hospitals, physicians and other health professionals;

•	the strength of PacifiCare’s care provider network in the Western United States particularly California, which complements UnitedHealth Group’s position in the Eastern and Central United States and provides an opportunity to offer a significantly expanded and integrated nationwide health care network;

•	PacifiCare’s strong specialty businesses, including a growing behavioral health business that fits well with United Behavioral Health, and high quality dental and vision businesses;

•	the strength of PacifiCare’s growing pharmacy benefits management business;

•	the merger provides cross-selling opportunities for specialty products and services from UnitedHealth Group such as consumer health information, specialty networks, and ancillary care to existing PacifiCare customers;

•	PacifiCare’s financial strength and strong cash flow from operations;

•	the experience and strength of PacifiCare’s management team;

•	UnitedHealth Group’s commitment to transactions that provide long-term value for shareholders and markets that do not rely on synergies to produce a viable and well-capitalized company;

•	the merger consideration to be paid in the merger is consistent with recent comparable transactions in the health benefits industry, including UnitedHealth Group’s recent acquisitions of Oxford and MAMSI; and

•	the intended treatment of the merger for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code with the results described in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 91 of this proxy statement/prospectus;

The UnitedHealth Group board also considered the structure of the transaction and the terms of the merger agreement and related documents, including:

•	the consideration to be paid to PacifiCare’s stockholders;

•	the representations and warranties of PacifiCare;

•	the covenants of UnitedHealth Group and PacifiCare;

•	the conditions required to be satisfied or waived, if permissible, prior to completion of the merger;

•	the rights of UnitedHealth Group or PacifiCare to terminate the merger agreement in certain circumstances; and

•	the terms relating to third party offers, including the (1) limitations on the ability of PacifiCare to solicit offers for competing business combination proposals, (2) requirement that PacifiCare’s stockholders vote on the adoption of the merger agreement even if the PacifiCare board of directors changes or withdraws its recommendation of the merger and (3) ability to receive a termination fee if the merger agreement is terminated under certain circumstances.

The UnitedHealth Group board also identified and considered a number of uncertainties and risks. Those negative factors included:

•	the risk that the potential benefits of the merger might not be realized;

•	the risk that the merger may not be completed;

•	the challenges, costs, resource constraints and risks of integrating the businesses of UnitedHealth Group and PacifiCare and the potential management, customer, supplier, provider, partner and employee disruption that may be associated with the merger;

•	the conditions to the merger agreement requiring receipt of certain regulatory consents and approvals; and

•	various other applicable risks associated with the combined company and the merger, including those described under the section entitled “Risk Factors” beginning on page 32 of this proxy statement/prospectus.

The board weighed the benefits, advantages and opportunities against the negative factors described above, including challenges inherent in the combination of two businesses of the size of UnitedHealth Group and PacifiCare and the possible resulting diversion of management attention for an extended period of time. The board realized that there can be no assurance about future results, including results expected or considered in the factors listed above. However, the board concluded that the potential benefits significantly outweighed the potential risks of consummating the merger.

After taking into account these and other factors, the board unanimously determined that the merger agreement and the transactions contemplated thereby were fair to, and in the bests interests of, UnitedHealth Group and its shareholders, and approved, adopted and authorized the merger agreement and the transactions contemplated thereby, including the merger.

PacifiCare’s Reasons for the Merger

The PacifiCare board of directors has unanimously approved the merger agreement and determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger are advisable, fair to and in the best interests of PacifiCare and its stockholders. The decision of the PacifiCare board of directors to enter into the merger agreement was the result of careful consideration by the PacifiCare board of directors of numerous factors, including the following positive factors:

•	the value of the merger consideration, which, based on the closing price per UnitedHealth Group common share on July 5, 2005 (the last full trading day before announcement of the proposed merger) implied a value of $80.05 per share of PacifiCare common stock, representing a premium of approximately 10.1% over the closing price per share of PacifiCare common stock on July 5, 2005, the last full trading day immediately preceding the announcement of the transaction, and a premium of approximately 30.2% over the closing price per share of PacifiCare common stock on May 20, 2005 the date which was 30 trading days prior to July 5, 2005;

•	the financial presentations of PacifiCare’s financial advisors, MTS and Morgan Stanley, including their opinions as to the fairness, from a financial point of view, of the merger consideration to be paid to PacifiCare stockholders pursuant to the merger agreement, as more fully described in the section entitled “The Merger—Opinions of PacifiCare’s Financial Advisors” beginning on page 58 of this proxy statement/prospectus;

•	because a substantial portion of the merger consideration is UnitedHealth Group stock and the exchange ratio is fixed, PacifiCare stockholders will benefit from any increase in the trading price of UnitedHealth Group common shares between the announcement of the merger and the closing of the merger;

•	because a portion of the merger consideration is cash, the certainty of the value of the cash component of the merger consideration;

•

the PacifiCare board of directors’ analysis and understanding of PacifiCare’s “stand-alone” strategic alternative in the context of the increasingly competitive health insurance industry, and the PacifiCare board of directors’ analysis of the business, operations, financial performance, earnings and prospects of

PacifiCare on a stand-alone basis, and the PacifiCare board of directors’ belief, based on its analysis and understanding, that the combined company, would be better able to succeed in light of the risks and potential rewards associated with PacifiCare continuing to operate on a stand-alone basis and other alternatives reasonably available to PacifiCare, including growth through the acquisition of or merger with other companies or assets;

•	the fact that PacifiCare had reviewed potential strategic alternatives and, in connection therewith, it and its representatives had held preliminary discussions with several other parties regarding their potential interest in a strategic transaction with PacifiCare (see the section entitled “The Merger—Background of the Merger” beginning on page 45 of this proxy statement/prospectus). In light of these discussions, the PacifiCare board of directors did not believe that it was likely that another party would make or accept an offer to engage in a transaction with PacifiCare that would be more favorable to PacifiCare and its stockholders than the merger;

•	given the current environment in the health insurance industry, the advantages that the PacifiCare board of directors considered that large companies with national reach have, including the PacifiCare board of director’s belief that access to UnitedHealth Group’s size and scope would place PacifiCare in a better position to take advantage of growth opportunities; meet competitive pressures; serve customers more efficiently; and develop, introduce and administer new products to respond to the need for affordable healthcare;

•	broader customer access to a stronger and more diverse network of doctors and other care providers which would provide enhanced opportunities for growth for the combined company;

•	the potential for the merger to leverage UnitedHealth Group’s expertise and investment in technology to improve the delivery of health care services to the people currently served by PacifiCare;

•	UnitedHealth Group’s behavioral health business that fits well with PacifiCare’s strong specialty business, including its growing behavioral health business;

•	the opportunity for PacifiCare stockholders to participate, as UnitedHealth Group shareholders, in a significantly larger, financially stable and more diversified company that is one of the leading providers of products and services in the health care industry;

•	the merger will provide PacifiCare with access to significantly greater financial and operational resources than PacifiCare would have on a stand-alone basis and the financial strength of UnitedHealth Group and its subsidiaries should permit PacifiCare’s businesses to obtain better economies of scale relative to PacifiCare on a stand-alone basis, thereby enabling PacifiCare to fund its business development efforts at a lower cost;

•	the post-merger combined businesses of UnitedHealth Group and PacifiCare would provide greater opportunity for the development, growth and enhancement of PacifiCare’s membership and revenue by utilizing UnitedHealth Group’s size and scope, and leveraging UnitedHealth Group’s national care provider network, wide range of ancillary products and services, as well as UnitedHealth Group’s operational capabilities;

•	the PacifiCare board of directors’ understanding of the information concerning PacifiCare’s and UnitedHealth Group’s respective businesses, financial performance, and condition, operations, management, competitive positions, prospects and stock performance, including the report of PacifiCare’s management on the results of PacifiCare’s due diligence review of UnitedHealth Group and its assets, liabilities, earnings, financial condition, business and prospects, which confirmed the otherwise publicly available information regarding UnitedHealth Group, confirmed the positive view of UnitedHealth Group’s business, supported the PacifiCare board of directors’ determination that the combined company would have a strong foundation for growth and improved performance;

•	the proven capability of each of UnitedHealth Group’s and PacifiCare’s management team to deliver stockholder value, integrate businesses and successfully execute strategies, including UnitedHealth Group’s successful track record with respect to previous acquisitions and integrations;

•	the ability to complete the merger within a reasonable period of time, including the likelihood of receiving necessary regulatory approvals in light of the efforts PacifiCare and UnitedHealth Group agreed to use in order to complete the transaction;

•	the merger agreement provisions permitting PacifiCare to provide confidential due diligence information to, and engage in discussions with, a third party that makes an unsolicited bona fide written proposal to engage in a business combination transaction, provided that the PacifiCare board of directors determines in good faith, after receiving the advice of a financial advisor of nationally recognized reputation and its outside legal counsel, that there is a reasonable probability that failure to take such action would result in the PacifiCare board of directors breaching its fiduciary duties under applicable law and determines in good faith, after receiving the advice of a financial advisor of nationally recognized reputation and its outside legal counsel, that the proposal would reasonably be expected to result in a transaction that, if consummated, would be more favorable to PacifiCare stockholders than the merger (see the section entitled “The Merger Agreement—No Solicitation of Transactions” beginning on page 106 of this proxy statement/prospectus);

•	the merger agreement provisions permitting the PacifiCare board of directors to, under certain circumstances, withdraw, modify or change its recommendation with respect to the merger if the PacifiCare board of directors determines in good faith, after receiving the advice of a financial advisor of nationally recognized reputation and its outside legal counsel, that there is a reasonable probability that the failure to take such action would result in the PacifiCare board of directors breaching its fiduciary duties under applicable law (see the section entitled “The Merger Agreement—No Solicitation of Transactions” beginning on page 106 of this proxy statement/prospectus); and

•	the structure of the transaction and the terms of the merger agreement, including the fact that the merger is intended to qualify as a “reorganization” within the meaning of the Code and is, therefore, not expected to be taxable to PacifiCare stockholders, other than with respect to the cash portion of the merger consideration, cash received in lieu of fractional UnitedHealth Group common shares, and cash received by dissenting PacifiCare stockholders, if any.

The PacifiCare board of directors also identified and considered the following potentially negative factors in its deliberations:

•	because a substantial portion of the merger consideration is UnitedHealth Group stock and the exchange ratio is fixed, PacifiCare stockholders will be adversely affected by any decrease in the sale price of UnitedHealth Group common shares between the announcement of the transaction and the completion of the merger, which would not have been the case had the consideration been based solely on a fixed value (that is, a fixed dollar amount of value per share in all cases); and PacifiCare is not permitted to terminate the merger agreement solely because of changes in the market price of UnitedHealth Group common shares;

•	the possible disruption to PacifiCare’s business that may result from the announcement of the transaction;

•	the difficulty inherent in integrating diverse businesses and the risk that the cost savings, synergies and other benefits expected to be obtained in the transaction might not be fully realized;

•	the terms of the merger agreement regarding the restrictions on the operation of PacifiCare’s business during the period between the signing of the merger agreement and the completion of the merger;

•	the $243.6 million termination fee to be paid to UnitedHealth Group if the merger agreement is terminated under circumstances specified in the merger agreement, which is approximately 3% of the net equity value of the merger based on the closing price per share of UnitedHealth Group’s common stock on July 5, the last full trading day immediately preceding the announcement of the transaction, may discourage other parties that may otherwise have an interest in a business combination with, or an acquisition of, PacifiCare (see the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 110 of this proxy statement/prospectus);

•	the terms of the merger agreement placing limitations on the ability of PacifiCare to solicit alternative business combination transactions and to provide confidential due diligence information to, or engage in discussions with, a third party interested in pursuing an alternative business combination transaction (see the section entitled “The Merger Agreement—No Solicitation of Transactions” beginning on page 106 of this proxy statement/prospectus);

•	the fact that if a third party makes a more favorable competing offer for PacifiCare, PacifiCare will not be able to terminate the merger agreement prior to the time at which the PacifiCare stockholders vote on the merger agreement (see the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 110 of this proxy statement/prospectus);

•	the amount of time it could take to complete the merger, including the fact that completion of the transaction depends on factors outside of PacifiCare’s control;

•	the risk that, notwithstanding the likelihood of the merger being completed, the merger might not be completed and the effect of the resulting public announcement of termination of the merger agreement on:

•	the market price of PacifiCare common stock,

•	PacifiCare’s operating results, particularly in light of the costs incurred in connection with the transaction, and

•	PacifiCare’s ability to attract and retain customers and personnel;

•	the possibility of significant costs and delays resulting from seeking regulatory approvals necessary for completion of the proposed merger and the possibility of nonconsummation of the proposed merger if these approvals are not obtained;

•	the fact that gains arising from the cash portion of the merger consideration would be taxable to PacifiCare stockholders for United States federal income tax purposes; and

•	the risks described in the section entitled “Risk Factors” beginning on page 32 of this proxy statement/prospectus.

The PacifiCare board of directors also considered the interests that certain executive officers and directors of PacifiCare may have with respect to the merger in addition to their interests as stockholders of PacifiCare generally (see the section entitled “—Interests of Certain Persons in the Merger” beginning on page 83 of this proxy statement/prospectus), which the PacifiCare board of directors considered as being neutral in its evaluation of the proposed transaction.

Although the foregoing discussion sets forth the material factors considered by the PacifiCare board of directors in reaching the PacifiCare board of directors’ recommendation, it may not include all of the factors considered by the PacifiCare board of directors, and each director may have considered different factors or given different weights to different factors. In view of the variety of factors and the amount of information considered, the PacifiCare board of directors did not find it practicable to, and did not, make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its recommendation. The PacifiCare board of directors realized that there can be no assurance about future results, including results expected or considered in the factors above. However, the PacifiCare board of directors concluded that the potential positive factors described above significantly outweighed the neutral and negative factors described above. The recommendation was made after consideration of all of the factors as a whole. This explanation of PacifiCare’s reasons for the merger and the other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 40 of this proxy statement/prospectus.

THE PACIFICARE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE MERGER, ARE ADVISABLE,

FAIR TO AND IN THE BEST INTERESTS OF PACIFICARE AND ITS STOCKHOLDERS. ACCORDINGLY, THE PACIFICARE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE PACIFICARE STOCKHOLDERS VOTE “FOR” APPROVAL OF THE MERGER AGREEMENT.

In considering the recommendation of the PacifiCare board of directors with respect to the merger agreement, you should be aware that certain of PacifiCare’s directors and officers have arrangements that cause them to have interests in the transaction that are different from, or are in addition to, the interests of PacifiCare stockholders generally. See the section entitled “The Merger—Interests of Certain Persons in the Merger” beginning on page 83 of this proxy statement/prospectus.

PacifiCare Board of Directors Recommendation

At a special meeting held on July 6, 2005, the PacifiCare board of directors determined that the merger and the merger agreement are advisable, fair to and in the best interests of PacifiCare and its stockholders. Accordingly, the PacifiCare board of directors unanimously approved and adopted the merger agreement and unanimously recommends that PacifiCare stockholders vote “FOR” the adoption of the merger agreement.

Opinion of PacifiCare’s Financial Advisors

Opinion of MTS Health Partners, L.P.

MTS delivered an oral opinion to PacifiCare’s board of directors on July 6, 2005, subsequently confirmed in writing, to the effect that, as of July 6, 2005, and based upon and subject to the factors and assumptions set forth in the opinion, the merger consideration to be received by the holders of the outstanding shares of PacifiCare common stock pursuant to the merger was fair from a financial point of view to those holders.

The full text of the written opinion of MTS, dated July 6, 2005, which sets forth the assumptions made, procedures followed, matters considered, and limitations on the review undertaken in connection with the opinion, is attached as Annex B to this proxy statement/prospectus. The summary of MTS’ fairness opinion set forth in this document is qualified in its entirety by reference to the full text of the opinion. Stockholders should read this opinion carefully and in its entirety. MTS provided its opinion for the information and assistance of PacifiCare’s board of directors in connection with its consideration of the merger. MTS’ opinion is not a recommendation as to how any holder of PacifiCare common stock should vote with respect to the merger. PacifiCare’s stockholders are encouraged to read the opinion in its entirety.

In connection with rendering the opinion described above and performing its related financial analyses, MTS reviewed:

•	a draft copy of the merger agreement dated July 6, 2005 and certain documents related thereto;

•	annual reports to stockholders and Annual Reports on Form 10-K of each of PacifiCare and UnitedHealth Group for the five years ended December 31, 2004;

•	Quarterly Reports on Form 10-Q of each of PacifiCare and UnitedHealth Group for the quarters ended March 31, 2004, June 30, 2004, September 30, 2004, and March 31, 2005;

•	Current Reports on Form 8-K of each of PacifiCare and UnitedHealth Group for the period from January 1, 2004 through July 5, 2005;

•	certain financial projections concerning PacifiCare for the year ending December 31, 2005 prepared by PacifiCare’s management;

•	certain public research reports concerning PacifiCare prepared by certain research analysts (including the financial projections contained therein) for the years ending December 31, 2005 and 2006;

•	certain financial projections concerning UnitedHealth Group prepared by UnitedHealth Group’s management;

•	certain public research reports concerning UnitedHealth Group prepared by certain research analysts (including financial projections contained therein) for the years ending December 31, 2005 and 2006;

•	a range of revenue enhancements and cost savings estimated to be realized from the merger prepared by PacifiCare’s management, referred to as the Estimated Synergies;

•	the historical reported prices and trading multiples of shares of PacifiCare common stock and UnitedHealth Group common stock;

•	publicly available financial data, stock market performance data and trading multiples of certain companies the securities of which are publicly traded, as MTS deemed appropriate;

•	the financial terms, to the extent publicly available, of certain recent business combinations that MTS considered to be comparable to the merger; and

•	the pro forma consolidated financial results, financial condition and capitalization of the combined company after giving effect to the merger.

In addition, MTS held discussions with members of the management of each of PacifiCare and UnitedHealth Group regarding the businesses, operations, financial condition and prospects of their respective companies. MTS also discussed the public research reports (including financial projections) concerning PacifiCare referred to above with the management of PacifiCare and the public research reports (including financial projections) concerning UnitedHealth Group referred to above with the management of UnitedHealth Group. MTS also performed such other financial studies, analyses and investigations as it deemed appropriate.

In arriving at the opinion set forth above, MTS assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for purposes of its opinion. MTS did not conduct any independent verification of the financial projections of PacifiCare, UnitedHealth Group or the combined company or the Estimated Synergies. With respect to the financial projections prepared by the management of PacifiCare, MTS assumed, without independent verification, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of PacifiCare. For purposes of its analysis of PacifiCare and after discussions with PacifiCare’s management, with the consent of the PacifiCare board of directors, MTS also used and relied on publicly available projections of certain equity research analysts who report on PacifiCare. MTS assumed, without independent verification and with the consent of the PacifiCare board of directors and based upon discussions with PacifiCare’s management, that such projections represented reasonable estimates and judgments as to the future financial performance of PacifiCare. With respect to the financial projections prepared by the management of UnitedHealth Group, MTS assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of UnitedHealth Group. For purposes of MTS’ analysis of UnitedHealth Group and after discussions with UnitedHealth Group’s management, with the consent of the PacifiCare board of directors, MTS also used and relied on publicly available projections of certain equity research analysts who report on UnitedHealth Group. MTS also assumed, without independent verification and with the consent of the PacifiCare board of directors and based upon discussions with UnitedHealth Group’s management, that such projections represented reasonable estimates and judgments as to the future financial performance of UnitedHealth Group. In addition, MTS also assumed, with PacifiCare’s consent, without independent verification, that the Estimated Synergies represent reasonable estimates and judgments of the management of PacifiCare.

MTS is not an actuarial firm and its services did not include any actuarial determinations or evaluations by it or an attempt to evaluate actuarial assumptions. In that respect, MTS made no analysis of, and has expressed no opinion as to, the adequacy of the reserves of PacifiCare or UnitedHealth Group and relied upon information supplied to it by PacifiCare and UnitedHealth Group as to such adequacy. MTS also assumed that all conditions precedent to the consummation of the merger set forth in the merger agreement will be satisfied in accordance with such agreement without material modification, waiver or delay, and that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any material adverse effect, in any way meaningful to MTS’ analysis, on PacifiCare or UnitedHealth Group or the expected benefits of the merger. In addition, MTS has not made any independent evaluations or appraisals of the assets or liabilities (including any contingent derivatives, off-balance-sheet assets or liabilities, or otherwise) of PacifiCare or UnitedHealth Group or any of their respective subsidiaries, and MTS was not furnished with any such evaluations or appraisals.

MTS’ opinion was based on economic, market, financial and other conditions as they existed as of the date of the opinion, and on the information made available to MTS, as of the date of the opinion. Although subsequent developments may affect the conclusion reached in the opinion, MTS has no obligation to update, revise or reaffirm the opinion. MTS’ opinion did not address the underlying business decision of PacifiCare to proceed with the merger, the relative merits of the merger compared to other alternatives available to PacifiCare, or whether such alternatives existed. MTS’ opinion did not constitute a recommendation to the PacifiCare board of directors as to how such board should vote with respect to the merger or the merger agreement. In addition, MTS did not express any opinion as to the prices or ranges of prices at which shares of PacifiCare or UnitedHealth Group common stock would trade at any time following the announcement or consummation of the merger.

The following summarizes the material financial analyses presented by MTS to PacifiCare’s board of directors on July 5, 2005, which was followed by a PacifiCare board of directors meeting on July 6, 2005 during which MTS rendered its opinion orally. At the time of MTS’ July 5, 2005 presentation, the proposed merger consideration per share of PacifiCare common stock consisted of 1.08 shares of UnitedHealth Group common stock and $21.50 in cash. Accordingly, MTS’ financial analyses were based on an exchange ratio of 1.08 shares of UnitedHealth Group common stock per share of PacifiCare common stock for the stock portion of the merger consideration. On July 6, 2005, prior to the PacifiCare board of directors meeting, UnitedHealth Group agreed to increase the equity portion of the merger consideration per share of PacifiCare common stock from 1.08 to 1.1 shares of UnitedHealth Group common stock. The conclusions reached by MTS as a result of its financial analyses based on the 1.08 exchange ratio also support the conclusions stated in its opinion regarding the increased exchange ratio of 1.1 shares of UnitedHealth Group common stock.

Following the July 6, 2005 meeting of the PacifiCare board of directors, MTS delivered its written opinion, as of such date, based upon and subject to the factors and assumptions set forth in the opinion, including the composition and amount of such merger consideration, as so revised.

The following summary does not purport to be a complete description of the financial analyses performed by MTS. The order of analyses described does not represent the relative importance or weight given to those analyses by MTS. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of MTS’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before July 1, 2005 (the last full trading day prior to the July 5, 2005 meeting of the PacifiCare board of directors), and is not necessarily indicative of current market conditions.

Historical Stock Price Performance Review

PacifiCare

MTS noted that, on July 1, 2005, the closing price per share of PacifiCare common stock was $72.52. MTS also reviewed the average of the closing prices per share of PacifiCare common stock, as well as the low and high closing price per share of PacifiCare common stock, over the 30 trading-day, three-month, six-month and one-year periods ending on July 1, 2005. MTS noted an implied merger consideration for a share of PacifiCare common stock of $78.53 as of July 1, 2005 (calculated as the sum of $21.50 in cash plus 1.08 times the number of shares of UnitedHealth Group common stock having a value of $52.81 based on the closing price of a share of UnitedHealth Group common stock on July 1, 2005). The results of this review are noted in the table below.

Specified Period	Highest Closing Price Over Specified Period	Average of Closing Prices Over Specified Period	Lowest Closing Price Over Specified Period
30 Trading Days	$72.52	$66.73	$61.50
Three Months	72.52	62.22	53.49
Six Months	72.52	61.59	53.49
One Year	72.52	50.31	29.70

UnitedHealth Group

MTS noted that, on July 1, 2005, the closing price per share of UnitedHealth Group common stock was $52.81. MTS also reviewed the average of the closing prices per share of UnitedHealth Group common stock, as well as the low and high closing price per share of UnitedHealth Group common stock, over the 30 trading-day, three-month, six-month and one-year periods ending on July 1, 2005. The results of this review are noted in the table below.

Specified Period	Highest Closing Price Over Specified Period	Average of Closing Prices Over Specified Period	Lowest Closing Price Over Specified Period
30 Trading Days	$53.14	$50.81	$48.25
Three Months	53.14	47.19	45.08
Six Months	53.14	47.09	42.87
One Year	53.14	41.59	30.04

Relative Performance

MTS calculated the percentage increase in the closing price per share of common stock of each of PacifiCare and UnitedHealth Group over the 30 trading day, one-year and three-year periods ended July 1, 2005. MTS compared these percentage increases to the percentage increases in the Standard & Poor’s Managed Care Index and the Standard & Poor’s 500 Index over the corresponding periods. The results of this comparison are noted in the table below.

Specified Period	Increase in Price of Common Stock of PacifiCare Over Specified Period	Increase in Price of Common Stock of UnitedHealth Group Over Specified Period	Increase in Standard & Poor’s 500 Index Over Specified Period	Increase in Standard & Poor’s Managed Care Index Over Specified Period
30 Trading Days	17.9%	9.5%	0.1%	9.6%
One Year	91.3%	70.9%	5.8%	65.9%
Three Years	461.1%	128.7%	23.3%	102.8%

Historical Exchange Ratio Analysis

MTS calculated average implied exchange ratios derived from the closing prices of PacifiCare common stock as compared to the closing prices of UnitedHealth Group common stock over the 10 trading-day, one-month, three-month, six-month and one-year periods ended July 1, 2005. The results of these ratio calculations are reflected in the following table.

Specified Period	Average Implied Exchange Ratio Over Specified Period
10 trading-day average for period ended July 1, 2005	1.350x
One month average for period ended July 1, 2005	1.321x
Three month average for period ended July 1, 2005	1.265x
Six month average for period ended July 1, 2005	1.309x
One year average for period ended July 1, 2005	1.192x

MTS noted that the highest and lowest one-day implied exchange ratios during the one-year period ended July 1, 2005 were 1.479x and 0.947x, respectively, and that the one-day implied exchange ratio for July 1, 2005 was 1.373x.

MTS calculated an implied merger exchange ratio of 1.487x based on (i) the $52.81 per share closing price for UnitedHealth Group common stock as of July 1, 2005 and (ii) an implied merger consideration price of $78.53 per share of PacifiCare common stock as of July 1, 2005.

Historical Premium Analysis

MTS calculated the premiums of the $78.53 implied merger consideration to the closing price per share of PacifiCare common stock on July 1, 2005, the last trading day immediately prior to the beginning of each of the 10- and 30-trading-day periods ended July 1, 2005, and the highest and lowest intra-day prices per share of PacifiCare common stock during the 52-week period ended July 1, 2005. The results of these premium calculations are reflected in the following table.

Specified Period	Premium Based on Price on Specified Period
July 1, 2005	8.3%
10 Trading Days	16.0%
30 Trading Days	27.7%
52-Week High	8.2%
52-Week Low	167.6%

MTS also compared the implied merger exchange ratio of 1.487x to the average implied exchange ratios shown above reflecting the closing prices of PacifiCare common stock as compared to the closing prices of UnitedHealth Group common stock over the 10 trading-day, one-month, three-month, six-month and one-year periods ended July 1, 2005.

Specified Period	Premium Based on Average Closing Prices Over Specified Period
10 trading-day average for period ended July 1, 2005	10.2%
One month average for period ended July 1, 2005	12.6%
Three month average for period ended July 1, 2005	17.6%
Six month average for period ended July 1, 2005	13.6%
One year average for period ended July 1, 2005	24.8%

In particular, MTS noted that the implied merger exchange ratio of 1.487x represented premiums of 0.6% and 57.1%, respectively, to the highest and lowest one-day implied exchange ratios during the 52-week period ended July 1, 2005.

Earnings Estimates

PacifiCare

MTS received and reviewed financial projections concerning PacifiCare for the year ending December 31, 2005 that were prepared by PacifiCare’s management. These projections included estimated earnings of $3.81 per share of PacifiCare common stock for such period. MTS did not receive any projections prepared by PacifiCare regarding its financial performance for the year ending December 31, 2006 or any period thereafter.

MTS reviewed the individual estimates of independent research analysts of the financial performance of PacifiCare for the years ending December 31, 2005 and 2006, and the consensus of such estimates, in each case as published by the Institutional Brokers Estimate System, referred to as IBES, as of July 1, 2005. MTS noted that such consensus estimates included estimated earnings of $3.79 and $4.55 per share of PacifiCare common stock for the years ending December 31, 2005 and 2006, respectively. Certain of the earnings estimates used by IBES did not (i) take into account PacifiCare’s participation in Medicare’s Part D prescription drug benefit program, referred to as the Part D program, and/or (ii) exclude start-up development costs of PacifiCare during the years ending December 31, 2005 and 2006 with respect to PacifiCare’s participation in the Part D program. MTS calculated the averages of those earnings estimates used by IBES that (i) took into account PacifiCare’s participation in the Part D program and (ii) excluded start-up development costs of PacifiCare during the years ending December 31, 2005 and 2006 with respect to such participation. The averages of such IBES earnings estimates were $3.81 and $4.78 per share of PacifiCare common stock for the years ending December 31, 2005 and 2006, respectively.

For purposes of MTS’ analyses, two estimates of the earnings per share of PacifiCare common stock for each of the years ending December 31, 2006 through 2010 were calculated based on discussions with PacifiCare’s management, taking into account pessimistic and optimistic scenarios based on the possible effect on PacifiCare’s financial performance during such periods of PacifiCare’s participation in the Part D program. These scenarios, referred to as the pessimistic Part D scenario and the optimistic Part D scenario, respectively, are based on differing assumptions on the part of the PacifiCare management as to future growth in PacifiCare’s membership, increases in its medical costs, premium increases to be charged to PacifiCare members and increases in PacifiCare’s administrative expenses. The pessimistic Part D scenario and the optimistic Part D scenario (including the financial projections reflected therein) were approved by the PacifiCare management for the purpose of inclusion in the calculation of the earnings estimates referred to in this paragraph for use in MTS’ analyses. For the year ending December 31, 2005, the earnings per share estimate for PacifiCare based on both the pessimistic Part D scenario and the optimistic Part D scenario was $3.81. For the years ending December 31, 2006 through 2010, the pessimistic Part D scenario reflects a more negative outlook as a result of the above variables. In particular, for the year ending December 31, 2006, the earnings per share estimates for PacifiCare based on the pessimistic Part D scenario and the optimistic Part D scenario were $4.58 and $4.80, respectively.

UnitedHealth Group

MTS reviewed the individual estimates of independent research analysts of the future financial performance of UnitedHealth Group for the years ending December 31, 2005 and 2006, and the consensus of such estimates, in each case as published by IBES as of July 1, 2005. MTS noted that such consensus estimates included estimated earnings of $2.45 and $2.84 per share of UnitedHealth Group common stock for the years ending December 31, 2005 and 2006, respectively. MTS noted that the estimates for the year ended December 31, 2005 provided by the management of UnitedHealth Group (which estimates had previously been made public as guidance in UnitedHealth Group’s earnings releases) to MTS were consistent with the consensus estimates, published by IBES for the year ended December 31, 2005, as of July 1, 2005.

Common Stock Comparison of Regional Health Insurers

MTS compared selected publicly available financial information, multiples and other data for PacifiCare and the following selected regional health insurance companies:

•	Coventry Health Care, Inc.

•	HealthNet, Inc.

•	Humana, Inc.

•	Sierra Health Services, Inc.

•	WellChoice, Inc.

MTS calculated and compared the following multiples for each of the selected companies and PacifiCare:

•	the enterprise value of each of the companies as a multiple of such company’s earnings before interest, taxes, depreciation and amortization, based on the latest publicly available information, for the last four quarters of each of the companies ended March 31, 2005, referred to as the LTM period;[1] and

•	the closing price per share of common stock of each of the companies, as of July 1, 2005, as a multiple of the consensus of the IBES earnings estimates as of July 1, 2005 for such company for each of the years ending December 31, 2005 and 2006;

For purposes of this analysis, the enterprise value of each of the companies was calculated by multiplying the closing price per share of common stock of such company as of July 1, 2005 by the number of such company’s fully diluted outstanding shares and adding to that result such company’s debt, preferred stock and minority interests, in each case as disclosed in such company’s most recent SEC filings.

The results of MTS’ calculations and comparisons are summarized in the table below.

Selected Regional Health Insurers (Including PacifiCare)
	High	Mean	Harmonic Mean	Median	Low	PacifiCare
Enterprise Value as a Multiple of EBITDA for LTM Period	13.7x	12.1x	11.9x	12.2x	9.7x	11.6x
Price Per Share as a Multiple of Estimated Earnings Per Share for the Year Ending December 31, 2005	20.9x	18.5x	18.2x	18.9x	15.5x	19.1x
Price Per Share as a Multiple of Estimated Earnings Per Share for the Year Ending December 31, 2006	18.5x	16.1x	15.8x	15.9x	13.6x	15.9x

MTS calculated an implied price range of $59 to $80 per share of PacifiCare common stock, using (i) the range of forward price/earnings multiples of 15.5x to 20.9x set forth in the above table with respect to the year ending December 31, 2005 and (ii) PacifiCare’s 2005 earnings per share estimate of $3.81. MTS noted that the per share implied merger consideration for PacifiCare was $78.53 as of July 1, 2005.

[1]	In the case of Coventry, EBITDA for the LTM period was adjusted on a pro forma basis to reflect acquisitions by Coventry during such period. In the case of PacifiCare, EBITDA was adjusted to include $43.1 million of EBITDA attributable to American Medical Security Group, Inc. during its last three quarters for the fiscal year ended December 31, 2004.

MTS calculated an implied price range of $62 to $85 per share of PacifiCare common stock, using (i) the range of forward price/earnings multiples of 13.6x to 18.5x set forth in the above table with respect to the year ending December 31, 2006 and (ii) PacifiCare’s 2006 earnings per share estimate of $4.58 per share based on the pessimistic Part D scenario. MTS noted that the per share implied merger consideration for PacifiCare was $78.53 as of July 1, 2005.

MTS calculated an implied price range of $65 to $89 per share of PacifiCare common stock, using (i) the range of forward price/earnings multiples of 13.6x to 18.5x set forth in the above table with respect to the year ending December 31, 2006 and (ii) PacifiCare’s 2006 earnings per share estimate of $4.80 per share based on the optimistic Part D scenario. MTS noted that the per share implied merger consideration for PacifiCare was $78.53 as of July 1, 2005.

No company utilized in this comparison is identical to PacifiCare. In evaluating the selected companies, MTS made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of PacifiCare and UnitedHealth Group, such as the impact of competition on their respective businesses and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of such companies or the industry or in the financial markets in general.

Selected Historical Transactions Analysis

MTS reviewed publicly available information for the following merger or acquisition transactions (Target /Acquiror—Announcement Date):

•	Oxford Health Plans Inc./UnitedHealth Group Incorporated—April 26, 2004

•	WellPoint Health Networks Inc./Anthem, Inc.—October 27, 2003

•	Mid Atlantic Medical Services, Inc./UnitedHealth Group Incorporated—October 27, 2003

•	Cobalt Corporation/WellPoint Health Networks Inc.—June 3, 2003

•	Trigon Healthcare, Inc./Anthem, Inc.—April 29, 2002

•	RightCHOICE Managed Care, Inc./WellPoint Health Networks Inc.—October 18, 2001

•	Cerulean Companies, Inc./WellPoint Health Networks Inc.—November 30, 2000

MTS calculated and compared the following multiples, premiums and other information with respect to the merger to similar information for each of the selected transactions:

•	the aggregate value of each transaction as a multiple of the target’s revenue and EBITDA, based on the latest publicly available information, for the four quarterly periods prior to the announcement (or, in the case of the merger, the twelve-month period ended March 31, 2005), referred to as the Target LTM period;[2]

•	the purchase price per target share payable, in the case of each transaction, as a multiple of the IBES median earnings per share estimate for the target for the calendar year following the announcement (or, if the announcement occurred before July 1, the calendar year in which the announcement occurred), and, in the case of the merger, as a multiple of the IBES median earnings per share estimate for PacifiCare for the year ending December 31, 2005, in each case referred to as the forward P/E ratio;

•	the aggregate value of each transaction divided by the number of medical members based on the latest information publicly available for each target prior to the announcement, and, in the case of the merger, prior to July 1, 2005; and

[2]	In the case of the acquisition of Mid Atlantic Medical Services by UnitedHealth Group, the multiples, premiums and other information referred to above were calculated based on a Target LTM period consisting of the twelve-month period ended September 30, 2003.

•	the premium over the target’s share price one day and 30 trading days prior, in the case of each transaction, to the announcement of the transaction reflected by the announced per share transaction price and, in the case of the merger, to the implied merger consideration for PacifiCare of $78.53.

For purposes of this analysis, the aggregate value of the target in each transaction was calculated by multiplying the announced per share transaction price by the number of the target’s fully diluted outstanding shares as disclosed in the target’s most recent SEC filings prior to the announcement of such transaction and adding to that result the target’s debt, preferred stock and minority interests, as disclosed in the target’s most recent SEC filings prior to the announcement of such transaction. The enterprise value of PacifiCare was calculated by multiplying (i) $78.53 (being the implied merger consideration as of July 1, 2005), by (ii) the number of PacifiCare’s fully diluted outstanding shares (including its 3% convertible subordinated debentures on an as-converted basis) as provided to MTS by PacifiCare as of June 29, 2005 and adding to that result PacifiCare’s debt, as disclosed in PacifiCare’s most recent SEC filings as of March 31, 2005.

The results of MTS’ calculations and comparisons are summarized in the table below.

	High	Mean	Harmonic Mean	Median	Low	Proposed Merger
Transaction aggregate value as a multiple of the Target LTM Period
• Revenue	1.39x	0.94x	0.78x	0.97x	0.36x	0.67x
• EBITDA	15.9x	11.6x	11.2x	11.7x	8.4x	12.7x

Forward P/E Ratio	21.2x	17.1x	16.6x	17.1x	13.1x	20.6x

Transaction aggregate value per medical member	$3,493	$1,711	N/A	$1,372	$481	$2,750

Premium over market price prior to announcement (or, in the case of the merger, July 1, 2005)
• One Day	46.3%	22.8%	N/A	18.2%	14.2%	8.3%
• 30 Trading Days	54.5%	34.1%	N/A	32.5%	18.6%	27.7%

No company or transaction utilized in this selected transactions analyses is identical to PacifiCare, UnitedHealth Group or the merger and, accordingly, these analyses involve complex considerations and judgments concerning differences in financial and operating characteristics of PacifiCare, UnitedHealth Group and the other companies that were considered as well as other factors that would affect the acquisition values in the selected transactions, including the size and demographic and economic characteristics of the markets of each company and the competitive environment in which it operates. In evaluating the selected transactions, MTS made judgments and assumptions with regard to industry performance, business, economic, market and financial conditions and other matters, many of which are beyond the control of PacifiCare and UnitedHealth Group, such as the impact of competition on their respective businesses or the industries in which they are principally engaged, the growth of these industries and the absence of any material adverse change in their financial condition or prospects or the industries in which they are principally engaged or in the financial markets in general, which could affect their respective public trading values and the aggregate value of the transactions to which they are being compared. MTS also noted that the merger and acquisition transaction environment varies over time because of macroeconomic factors such as interest rate and equity market fluctuations and microeconomic factors such as industry results and growth expectations.

Discounted Cash Flow Analysis

MTS performed discounted cash flow analyses to determine ranges of implied present values per share of PacifiCare common stock as of June 30, 2005, under both the pessimistic Part D scenario and the optimistic Part

D scenario, for the period from June 30, 2005 through December 31, 2010. Using discount rates ranging from 8.0% to 10.5%, reflecting estimates of PacifiCare’s weighted average cost of capital, MTS derived a range of implied enterprise values for PacifiCare by discounting to present value (a) the expected unlevered free cash flow of PacifiCare over the period from June 30, 2005 through December 31, 2010 and (b) the implied terminal values for PacifiCare as of December 31, 2010 calculated by applying terminal perpetual growth rates ranging from 2.50% to 3.50% to PacifiCare’s projected unlevered free cash flow for the year ending December 31, 2010. To calculate ranges of implied present values per share of PacifiCare common stock, MTS then subtracted from the range of implied enterprise values for PacifiCare the amount of PacifiCare’s debt as disclosed in PacifiCare’s most recent SEC filings prior to June 30, 2005 and divided the result by the number of PacifiCare’s fully diluted shares outstanding as provided to it by PacifiCare’s management as of June 29, 2005.

Based on the foregoing calculations, MTS derived a range of implied present values of $54.30 to $100.07 per share of PacifiCare common stock based on the pessimistic Part D scenario and a range of implied present values of $56.81 to $104.47 per share of PacifiCare common stock based on the optimistic Part D scenario. MTS noted that the per share implied merger consideration for PacifiCare was $78.53 as of July 1, 2005.

Analysis of Illustrative Present Values of a Share of Common Stock of PacifiCare Based on Hypothetical Future Stock Prices

MTS calculated an illustrative range of implied present values as of June 30, 2005 for a share of PacifiCare common stock based on hypothetical future prices for a share of PacifiCare common stock using the PacifiCare earnings per share estimates for the year ending December 31, 2007, under both the pessimistic Part D scenario and the optimistic Part D scenario.

For purposes of this analysis, MTS first calculated the $72.52 closing price of a share of PacifiCare common stock as of July 1, 2005 as a multiple of the $4.55 estimated earnings per share of PacifiCare common stock for the year ending December 31, 2006 based on the consensus IBES earnings estimates. This multiple of 15.9x is referred to as the PacifiCare baseline forward multiple. MTS then adjusted the PacifiCare baseline forward multiple by 10% downward and by 10% upward, resulting in adjusted multiples of 14.3x and 17.5x, respectively. MTS then calculated a range of hypothetical prices, as of June 30, 2006, for a share of PacifiCare common stock using the PacifiCare baseline forward multiple, such adjusted multiples and an earnings per share estimate for the PacifiCare common stock for the year ending December 31, 2007 based on PacifiCare earnings per share estimates under the pessimistic and optimistic Part D scenarios. MTS next applied a series of discount rates, ranging from 9.5% to 12.5% to reflect estimates of PacifiCare’s equity cost of capital, to such range of hypothetical share prices to calculate an illustrative range of implied present values, as of June 30, 2005, for a share of PacifiCare common stock. The results of these calculations are summarized in the table below.

Illustrative Range of Present Values per share of PacifiCare Common Stock
Pessimistic Part D Scenario	$65.56-$82.32
Optimistic Part D Scenario	$67.87-$85.22

MTS noted that the per share implied merger consideration for PacifiCare was $78.53 as of July 1, 2005.

Relative Contribution Analysis

MTS’ analyses included the calculation of the relative potential contributions of PacifiCare and UnitedHealth Group to revenue and EBITDA of the combined company for the LTM ended March 31, 2005 and for the year ending December 31, 2005. The results of these calculations are summarized in the table below.

	Relative Contributions of PacifiCare and UnitedHealth Group to the Combined Company
	Revenue		EBITDA
Period	PacifiCare	UnitedHealth Group	PacifiCare	UnitedHealth Group
LTM Ended March 31, 2005	23.4%	76.6%	12.2%	87.8%
Year Ending December 31, 2005	24.9%	75.1%	12.0%	88.0%

MTS noted that, by comparison, the implied enterprise value of PacifiCare, based on the merger consideration as of July 1, 2005, would be approximately 10.3% of the implied enterprise value of the combined company as a result of the merger, pro forma for the issuance of the merger consideration to PacifiCare using UnitedHealth Group’s closing price per share as of July 1, 2005.

In addition, MTS calculated the relative contributions of each of PacifiCare and UnitedHealth Group to the projected net income of the combined company for the year ending December 31, 2006. These calculations were based on the IBES median earnings per share estimate for UnitedHealth Group for such period published by IBES as of July 1, 2005 and on the PacifiCare earnings per share estimates, under both the pessimistic Part D scenario and the optimistic Part D scenario, for the year ending December 31, 2006. The results of these calculations are summarized in the table below.

	Relative Contributions of PacifiCare and UnitedHealth Group to the Combined Company Estimated Net Income
Period	PacifiCare	UnitedHealth Group
Year Ending December 31, 2006 (Optimistic Part D Scenario)	10.8%	89.2%

Year Ending December 31, 2006 (Pessimistic Part D Scenario)	10.4%	89.6%

MTS noted that, by comparison, the aggregate merger consideration to be paid to PacifiCare stockholders (including $21.50 in cash per share) as of July 1, 2005 would be approximately 9.8% of the sum of such aggregate merger consideration paid to PacifiCare stockholders, plus the aggregate equity value of UnitedHealth Group as of July 1, 2005.

Pro Forma Combined Company Analysis—Earnings Per Share Accretion

MTS calculated the implied range of accretion with respect to the estimated earnings per share of the combined company for the year ending December 31, 2006, based on (i) the PacifiCare earnings per share estimates, under both the pessimistic Part D scenario and the optimistic Part D scenario, for the year ending December 31, 2006 and the IBES EPS estimates for UnitedHealth Group for such period and (ii) Estimated Synergies ranging from $0 to $160 million. MTS then calculated such accretion as increases in the estimated earnings per share of the combined company on both a dollar and percentage basis relative to IBES EPS estimates, as of July 1, 2005, for UnitedHealth Group for such period. The results of such calculations are set forth in the following table.

	Accretion to Estimated Earnings Per Share of Combined Company For the Year Ending December 31, 2006 As a Result of Estimated Synergies
	Estimated Range of Potential Synergies
($ in millions)	$0.0	$40.0	$80.0	$120.0	$160.0
Pessimistic Part D Scenario	$0.04 1.3%	$0.06 2.0%	$0.07 2.6%	$0.09 3.3%	$0.11 3.9%
Optimistic Part D Scenario	$0.05 1.9%	$0.07 2.6%	$0.09 3.2%	$0.11 3.8%	$0.13 4.5%

Pro Forma Combined Company Analysis—Analysis of Illustrative Present Values of The Merger Consideration Based on Hypothetical Future Stock Prices

MTS calculated an illustrative range of implied present values as of June 30, 2005 for a share of common stock of the combined company and the implied value of the merger consideration based on such values. These present values were based on a range of hypothetical future prices for a share of common stock of the combined company using two different estimates of the earnings per share of the combined company for the year ending December 31, 2007 derived from the PacifiCare earnings per share estimates under both the pessimistic Part D scenario and the optimistic Part D scenario, for the year ending December 31, 2007, and estimated earnings per share for UnitedHealth Group for such year.

For purposes of this analysis, MTS first calculated that the $52.81 closing price of a share of UnitedHealth Group common stock as of July 1, 2005 was an 18.6x multiple of the $2.84 estimated earnings per share of UnitedHealth Group common stock for the year ending December 31, 2006. This 18.6x multiple is referred to as the UnitedHealth Group baseline forward multiple. MTS then adjusted such UnitedHealth Group baseline forward multiple by 10% downward and by 10% upward, resulting in adjusted multiples of 16.7x and 20.5x, respectively. MTS next calculated a range of hypothetical prices, as of June 30, 2006, for a share of common stock of the combined company using the UnitedHealth Group baseline forward multiple, such adjusted multiples and an earnings per share estimate for the common stock of the combined company for the year ending December 31, 2007 (including the effect of PacifiCare earnings per share estimates under the pessimistic and optimistic Part D scenarios). MTS next applied a series of discount rates, ranging from 6.5% to 9.5% and reflecting estimates of UnitedHealth Group’s equity cost of capital, to such range of hypothetical share prices to calculate an illustrative range of implied present values, as of June 30, 2005, for a share of common stock of the combined company. The results of these calculations are summarized in the table below.

Illustrative Range of Present Values per share of Common Stock of the Combined Company
Pessimistic Part D Scenario	$51.90-$65.23
Optimistic Part D Scenario	$52.10-$65.47

MTS then calculated an illustrative range of implied present values as of June 30, 2005 for the merger consideration. For purposes of this analysis, using the assumed Estimated Synergies of $0, $80 million and $160 million to the combined company, MTS recalculated the ranges of implied present values, as of June 30, 2005, for a share of common stock of the combined company presented in the table above. MTS multiplied each such adjusted implied present value per share by 1.08 (reflecting the number of shares of UnitedHealth common stock issuable as part of the merger consideration for each share of PacifiCare common stock) and added $21.50 (reflecting the cash portion of the merger consideration) to the resulting amount. The results of these calculations are summarized in the table below.

Illustrative Range of Present Values of Merger Consideration per share of PacifiCare Common Stock
	Pessimistic Part D Scenario	Optimistic Part D Scenario
No Estimated Synergies	$77.56-$91.94	$77.77-$92.21
$80 million of Estimated Synergies	$78.32-$92.90	$78.53-$93.16
$160 million of Estimated Synergies	$79.08-$93.85	$79.29-$94.12

MTS also calculated the premiums reflected by the foregoing ranges of present values of the merger consideration per share of PacifiCare common stock, as compared to $72.52, the closing price per share of PacifiCare common stock as of July 1, 2005. The results of these premium calculations are reflected in the following table.

	Premium Based on Closing Price per share of PacifiCare Common Stock on July 1, 2005
	Lowest Possible Present Value of Merger Consideration per share of PacifiCare Common Stock Assuming Pessimistic Part D Scenario	Highest Possible Present Value of Merger Consideration per share of PacifiCare Common Stock Assuming Optimistic Part D Scenario
No Synergies Estimated	6.9%	27.1%
$80 million of Estimated Synergies	8.0%	28.5%
$160 million of Estimated Synergies	9.0%	29.8%

In addition, MTS calculated the premiums reflected by the foregoing ranges of present values of the merger consideration per share of PacifiCare common stock, as compared to the closing price per share of PacifiCare common stock on May 20, 2005 (30 trading days prior to July 1, 2005), or $61.50. The results of these premium calculations are reflected in the following table.

	Premium Based on Closing Price per share of PacifiCare Common Stock on May 20, 2005 (30 trading days prior to July 1, 2005)
	Lowest Possible Present Value of Merger Consideration per share of PacifiCare Common Stock Assuming Pessimistic Part D Scenario	Highest Possible Present Value of Merger Consideration per share of PacifiCare Common Stock Assuming Optimistic Part D Scenario
No Synergies Estimated	26.1%	49.9%
$80 million of Estimated Synergies	27.3%	51.5%
$160 million of Estimated Synergies	28.6%	53.0%

Miscellaneous

MTS performed a variety of financial and comparable analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not susceptible to partial analysis or summary description. In arriving at its opinion, MTS considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered. Furthermore, MTS believes that the summary provided and the analyses described above must be considered as a whole and that selecting any portion of the analyses, without considering all of them, would create an incomplete view of the process underlying MTS’ analysis and opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of MTS with respect to the actual value of PacifiCare or UnitedHealth Group or their respective common stock.

In performing its analyses, MTS made numerous assumptions with respect to the industry performance, general business, regulatory and economic conditions and other matters, all of which are beyond MTS’ control and many of which are beyond the control of PacifiCare or UnitedHealth Group. Any estimates used by MTS in its analysis are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. The analyses performed were prepared solely as part of the analyses of MTS of the fairness of the merger consideration to be received by holders of shares of PacifiCare common stock pursuant to the merger agreement from a financial point of view, and were prepared in connection with the delivery by MTS of its oral opinion on July 6, 2005 to the PacifiCare board of directors, subsequently confirmed in writing as of the same date.

The opinion of MTS was one of the many factors taken into consideration by the PacifiCare board of directors in making its determination to approve the proposed transaction. Consequently, the analyses as described above should not be viewed as determinative of the opinion of PacifiCare’s board of directors with respect to the merger consideration or of whether PacifiCare’s board of directors would have been willing to agree to a different merger consideration.

The merger consideration was determined through arm’s-length negotiations between PacifiCare and UnitedHealth Group and was approved by PacifiCare’s board of directors. The foregoing summary describes the material analyses performed by MTS but does not purport to be a complete description of the analyses performed by MTS.

MTS and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to healthcare businesses and their capitalization in connection with mergers and acquisitions, competitive biddings, private placements and other transactions as well as for corporate and other purposes. MTS acted as financial advisor to PacifiCare in connection with, and participated in certain of the negotiations leading to, the merger agreement. In addition, MTS has provided investment banking services to PacifiCare from time to time, including having acted as financial advisor to PacifiCare in its acquisitions of American Medical Security Group, Inc. and the group health insurance business of Pacific Life Insurance Company. MTS may also provide investment banking services to PacifiCare and UnitedHealth Group in the future. In connection with the above-described investment banking services, MTS has received, and may receive, compensation.

PacifiCare selected MTS because MTS is recognized in the healthcare industry as an investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a supplemental letter agreement, dated as of May 19, 2005, as amended, to the engagement letter dated September 1, 2003, between PacifiCare and MTS (pursuant to which MTS was engaged by PacifiCare to assist PacifiCare in its evaluation and implementation of its strategic, operational and financial plan), PacifiCare engaged MTS to act as its financial advisor in connection with a potential business combination transaction that results in a change of control of PacifiCare. As compensation for MTS’ financial advisory services in connection with the merger, PacifiCare also agreed, pursuant to such supplemental letter agreement to pay MTS, upon the completion of the merger, a fee equal to $29,861,337. PacifiCare has also agreed to reimburse MTS for its reasonable out-of-pocket expenses, including attorney’s fees and disbursements, and to indemnify MTS against various liabilities, including various liabilities under the federal securities laws.

Opinion of Morgan Stanley & Co. Incorporated

PacifiCare retained Morgan Stanley to provide a financial opinion letter in connection with the merger. The PacifiCare board of directors selected Morgan Stanley to provide a financial opinion letter based on Morgan Stanley’s qualifications, expertise, reputation and its knowledge of the business and affairs of PacifiCare. At the meeting of the PacifiCare board of directors on July 6, 2005, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that, as of such date and based upon and subject to the considerations set forth in its opinion, the consideration to be received by the holders of shares of PacifiCare common stock pursuant to the merger agreement was fair from a financial point of view to such holders.

The full text of Morgan Stanley’s opinion, dated July 6, 2005, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken in rendering its opinion is attached as Annex C to this proxy statement/prospectus. The summary of Morgan Stanley’s fairness opinion set forth in this document is qualified in its entirety by reference to the full text of the opinion. Stockholders should read this opinion carefully and in its entirety. Morgan Stanley’s opinion is directed to the PacifiCare board of directors, addresses only the fairness from a financial point of view of the consideration to be received by holders of shares of PacifiCare common stock pursuant to the merger agreement, and does not address any other aspect of the merger. Morgan Stanley’s opinion does not constitute a recommendation to any stockholders of PacifiCare as to how such stockholders should vote with respect to the proposed transaction and should not be relied upon by any stockholder as such.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of PacifiCare and UnitedHealth Group, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning PacifiCare prepared by the management of PacifiCare;

•	reviewed certain financial projections concerning PacifiCare for 2005 prepared by the management of PacifiCare and certain public research reports concerning PacifiCare prepared by certain equity research analysts and discussed with senior executives of PacifiCare such research reports (including the financial projections contained therein);

•	discussed the past and current operations and financial condition and the prospects of PacifiCare with senior executives of PacifiCare;

•	reviewed certain internal financial statements and other financial and operating data concerning UnitedHealth Group prepared by the management of UnitedHealth Group;

•	reviewed certain financial projections concerning UnitedHealth Group for 2005 prepared by the management of UnitedHealth Group and reviewed certain public research reports concerning UnitedHealth Group prepared by certain equity research analysts (including the financial projections contained therein);

•	discussed the past and current operations and financial condition and the prospects of UnitedHealth Group with senior executives of UnitedHealth Group;

•	reviewed the reported prices and trading activity for PacifiCare common stock and UnitedHealth Group common stock;

•	compared the financial performance of PacifiCare and UnitedHealth Group and the prices and trading activity of PacifiCare common stock and UnitedHealth Group common stock with that of certain other comparable publicly-traded companies and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	discussed with the management of PacifiCare information regarding certain strategic, financial and operational benefits anticipated to result from the merger;

•	reviewed the pro forma impact of the merger on UnitedHealth Group’s earnings per share and capital structure;

•	reviewed a draft of the merger agreement dated July 6, 2005, and certain related documents; and

•	considered such other factors and performed such other analyses as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by it for the purposes of its opinion. With respect to the financial projections prepared by the management of PacifiCare, Morgan Stanley assumed without independent verification that they were reasonably prepared on bases reflecting the best then currently available estimates and judgments of the future financial performance of PacifiCare. For purposes of Morgan Stanley’s analysis of PacifiCare and after discussions with PacifiCare’s management, Morgan Stanley also used and relied upon publicly available estimates of certain equity research analysts who report on PacifiCare. Morgan Stanley assumed, with PacifiCare’s consent and based upon discussions with PacifiCare’s management, that such projections represent reasonable estimates and judgments as to the future financial performance of PacifiCare. With respect to the financial projections prepared by the management of UnitedHealth Group, Morgan Stanley assumed without independent verification that they were reasonably prepared on bases reflecting the best then currently available estimates and judgments of the future financial performance of UnitedHealth Group. For purposes of its analysis of UnitedHealth Group, Morgan Stanley also used and relied upon publicly available projections of certain equity research analysts who report on UnitedHealth Group. Morgan Stanley assumed, with PacifiCare’s consent, that such projections represent reasonable estimates and judgments as to the future financial performance of UnitedHealth Group. Morgan Stanley also assumed, with PacifiCare’s consent, without independent verification, that the information regarding certain strategic, financial and operational benefits anticipated to result from the merger represent reasonable estimates and judgments of the management of PacifiCare.

Morgan Stanley assumed that the merger would be consummated in accordance with the terms set forth in the merger agreement without material modification, waiver, or delay, including, among other things, that the merger will be treated as a tax-free reorganization pursuant to the Code. In addition, Morgan Stanley assumed that in connection with receipt of all necessary regulatory and other approvals for the merger, no restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived from the merger. Morgan Stanley is not a legal, regulatory or tax advisor and relied upon, without independent verification, the assessment of PacifiCare and its advisors with respect to such issues. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of PacifiCare or UnitedHealth Group, nor was it furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, July 6, 2005.

In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of PacifiCare or any of its assets. Morgan Stanley was retained to provide only a financial opinion letter in connection with the merger. As a result, Morgan Stanley was not involved in structuring, planning or negotiating the merger. Morgan Stanley’s opinion did not address the underlying business decision by PacifiCare to enter into the merger agreement or the relative merits of the merger compared to other alternatives available to PacifiCare, or whether such alternatives exist.

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion. Some of these summaries include information in tabular format. In order to understand fully the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Morgan Stanley’s financial analyses were based on an exchange ratio of 1.08 shares of UnitedHealth Group common stock per share of PacifiCare common stock for the stock portion of the merger consideration. The exchange ratio was increased to 1.1 shares of UnitedHealth Group common stock on July 6, 2005. The conclusions reached by Morgan Stanley as a result of its financial analyses based on the 1.08 exchange ratio also support the conclusions stated in its opinion regarding the increased exchange ratio of 1.1 shares of UnitedHealth Group common stock.

Historical Share Price Analysis. Morgan Stanley reviewed the price performance of the common stock of each of PacifiCare and UnitedHealth Group from July 1, 2004 through July 1, 2005. Morgan Stanley compared an implied merger consideration for a share of PacifiCare common stock of $78.53 as of July 1, 2005 (calculated as the sum of $21.50 in cash plus 1.08 of shares of UnitedHealth Group common stock having a value of $57.03 based on the closing price of a share of UnitedHealth Group common stock on July 1, 2005, relative to the PacifiCare common stock price over the period referenced above. The tables below present: (i) the absolute share price of PacifiCare common stock over the period referenced above and (ii) the absolute share price of UnitedHealth Group common stock over the period referenced above.

Metric	PacifiCare Common Stock Price
52-Week High	$73
52-Week Low	$29
6-Month High	$73
6-Month Low	$53
60-Day High	$73
60-Day Low	$54
High since May 16, 2005	$73
Low since May 16, 2005	$61
20-Day High	$73
20-Day Low	$63

Metric	UnitedHealth Group Common Stock Price
52-Week High	$53
52-Week Low	$30
6-Month High	$53
6-Month Low	$43
60-Day High	$53
60-Day Low	$48
30-Day High	$53
30-Day Low	$51

The following table lists the implied percentage premium of the implied merger consideration for a share of PacifiCare common stock of $78.53 as of July 1, 2005 as compared to PacifiCare’s closing common stock prices over various periods.

Implied Merger Consideration	Per Share Merger Consideration Premium as Compared to PacifiCare’s Common Stock Price
	1 Day	30 Days	May 16	6 Mos. Avg	Last Twelve Months High	Last Twelve Months Low
$78.53	8.3%	21.4%	27.8%	27.5%	8.3%	167.6%

In addition, Morgan Stanley compared the trading performance of each of PacifiCare and UnitedHealth Group to the performance of other comparable publicly traded corporations and the S&P 500 Index. The table below presents the relative price change from October 25, 2000 through July 1, 2005 for each of PacifiCare, UnitedHealth Group, the S&P 500 Index and a Managed Care Index (the Managed Care Index includes the following companies: WellPoint Health Networks, Inc., Aetna, Inc., Cigna Corp., Humana Inc., Coventry Health Care, Inc., Health Net, Inc., Sierra Health Services, Inc. and WellChoice, Inc.).

Company/Market Index	Relative Price Change Between October 25, 2000 and July 1, 2005
PacifiCare	1,290%
UnitedHealth Group	304%
Managed Care Index	161%
S&P 500 Index	(12)%

Historical Exchange Ratio Analysis. Morgan Stanley analyzed the historical trading price of UnitedHealth Group relative to PacifiCare common stock based on closing prices between October 25, 2000 and July 1, 2005 and calculated the historical exchange ratios during this period implied by dividing the daily closing prices per share of PacifiCare common stock by those of UnitedHealth Group common stock and the average of those historical trading ratios for 30 day, 60 day, 90 day, 180 day, 1-year, 3-year and 5-year periods ended on July 1, 2005. Morgan Stanley also calculated the exchange ratios implied by dividing the closing price per share of PacifiCare common stock by that of UnitedHealth Group common stock on July 1, 2005 and May 16, 2005, and by dividing $78.53 (the value of the merger consideration for a share of PacifiCare common stock as of July 1, 2005, calculated as the sum of $21.50 in cash plus 1.08 shares of UnitedHealth Group common stock having a value of $57.03 based on the closing price of a share of UnitedHealth Group common stock on July 1, 2005) by the closing price per share of UnitedHealth Group common stock on July 1, 2005. Morgan Stanley then calculated the exchange ratio premia of the transaction exchange ratio over each of the historical exchange ratios listed above. This analysis implied the following exchange ratios and exchange ratio premia:

	Historical Exchange Ratio	Exchange Ratio Premia
At $78.53	1.487x
As of July 1, 2005	1.373x	8.3%
As of May 16, 2005	1.308x	13.7%
30 day average	1.321x	12.6%
60 day average	1.302x	14.2%
90 day average	1.265x	17.6%
180 day average	1.308x	13.7%
1 year average	1.210x	22.9%
3 year average	0.980x	51.7%
5 year average	0.843x	76.4%

Comparable Company Analysis. Morgan Stanley reviewed and analyzed certain public market trading multiples for public companies similar to PacifiCare and UnitedHealth Group from a size and business mix perspective. The multiples analyzed for these comparable companies included, among others, the per share price divided by 2005 and 2006 estimated earnings per share, and the per share price divided by 2006 estimated earnings per share divided by the long term earnings per share growth rate. Morgan Stanley also analyzed multiples based on aggregate market value (which for purposes of the analysis was defined as public equity market value plus total book value of debt, total book value of preferred stock and minority interest less cash and other short term investments) divided by 2005 estimated earnings before interest, taxes, depreciation and amortization (commonly referred to as EBITDA) and aggregate market value divided by 2006 estimated EBITDA. The earnings per share estimates, long term earnings per share growth rates and EBITDA estimates were based on I/B/E/S consensus estimates (I/B/E/S refers to the database provided by I/B/E/S International Inc. of equity research analysts’ estimates of future earnings of publicly traded companies). Morgan Stanley calculated these financial multiples and ratios based on publicly available financial data as of July 1, 2005. For purposes of this analysis, Morgan Stanley identified the following nine publicly traded corporations:

Multi-Market	Regional
• UnitedHealth Group	• Coventry Health Care, Inc.
• WellPoint Health Networks, Inc.	• Humana Inc.
• Aetna, Inc.	• WellChoice, Inc.
• CIGNA Corp.	• Health Net, Inc.
• Sierra Health Care Services, Inc.

A summary of the reference range of market trading multiples is set forth below:

Multi Market Metric	Reference Range
Price/ 2005 Earnings	15.2x-21.6x
Price / Next Twelve Month (“NTM”) Earnings	16.0x-20.7x
Price/ 2006 Earnings	14.2x-18.6x
Aggregate Value over 2005 EBITDA	9.8x-13.6x
Aggregate Value over 2006 EBITDA	8.8x-12.2x
Price/ 2006 Earnings/ Long Term Earnings Growth Rate	1.0x-1.4x

Regional Metric	Reference Range
Price/ 2005 Earnings	15.5x-20.9x
Price / Next Twelve Month (“NTM”) Earnings	15.0x-20.4x
Price/ 2006 Earnings	13.6x-18.5x
Aggregate Value over 2005 EBITDA	9.3x-13.6x
Aggregate Value over 2006 EBITDA	8.3x-11.8x
Price/ 2006 Earnings/ Long Term Earnings Growth Rate	0.9x-1.3x

Morgan Stanley calculated an implied valuation range for PacifiCare by applying multiple ranges to the applicable PacifiCare operating statistics based on information provided by management and other publicly available data. Based upon and subject to the foregoing, Morgan Stanley calculated implied valuation ranges for PacifiCare common stock of $61 to $72 per share based on I/B/E/S 2005 consensus earnings estimates, and $64 to $73 per share based on I/B/E/S 2006 consensus earnings estimates. Morgan Stanley noted that the per share implied merger consideration for PacifiCare common stock was $78.53 as of July 1, 2005.

Morgan Stanley calculated an implied valuation range for UnitedHealth Group by applying multiple ranges to the applicable UnitedHealth Group operating statistics based upon publicly available data. Based upon and subject to the foregoing, Morgan Stanley calculated implied valuation ranges for UnitedHealth Group common stock of $49 to $59 per share based on I/B/E/S 2005 consensus earnings estimates and $45 to $57 per share based on I/B/E/S 2006 consensus earnings estimates. Morgan Stanley noted that the price per share of UnitedHealth Group common stock was $52.81 as of July 1, 2005.

Although the foregoing companies were compared to PacifiCare and UnitedHealth Group for purposes of this analysis, Morgan Stanley noted that no company utilized in this analysis is identical to PacifiCare and UnitedHealth Group because of differences between the business mix, regulatory environment, operations and other characteristics of PacifiCare and UnitedHealth Group and the comparable companies. In evaluating the comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of PacifiCare and UnitedHealth Group, such as the impact of competition on the business of PacifiCare and UnitedHealth Group and on the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of PacifiCare and UnitedHealth Group or the industry or in the markets generally. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.

Discounted Analyst Price Targets. Morgan Stanley reviewed published estimates for PacifiCare by Wall Street equity research analysts from April 28, 2005 to June 22, 2005. Morgan Stanley discounted the Wall Street analyst price targets to June 29, 2005 at PacifiCare’s estimated cost of equity capital of approximately 7.8%, which yielded an implied valuation range of PacifiCare common stock of $59 to $83. Morgan Stanley noted that the per share implied merger consideration for PacifiCare common stock was $78.53 as of July 1, 2005.

Morgan Stanley also reviewed published estimates for UnitedHealth Group by Wall Street equity research analysts from April 15, 2005 to June 22, 2005. Morgan Stanley discounted the Wall Street analyst price targets to

June 29, 2005 at UnitedHealth Group’s estimated cost of equity capital of approximately 6.5%, which yielded an implied valuation range of UnitedHealth Group’s common stock of $44 to $61. Morgan Stanley noted that the price per share of UnitedHealth Group common stock was $52.81 as of July 1, 2005.

Precedent Transactions Analysis. Morgan Stanley reviewed and analyzed selected precedent healthcare transactions involving other companies acquired since March 1, 2001. The following table sets forth the acquisition transactions that were reviewed in connection with this analysis:

•	Oxford Health/UnitedHealth Group

•	MAMSI/UnitedHealth Group

•	WellPoint/Anthem

•	Cobalt/WellPoint

•	Trigon/Anthem

•	RightCHOICE/WellPoint

•	BCBS of Georgia/WellPoint

Morgan Stanley derived from these selected transactions a reference range of premiums paid relative to the trading share prices at two different periods of time preceding the announcement of a transaction. The premium paid relative to the share price 30 days prior to deal announcement ranged from 18.7% to 54.5%, with an average of 34.1%. The premium paid relative to the share price one day prior to deal announcement ranged from 14.2% to 46.3%, with an average of 22.8%. Based on the size and specifics of the merger, Morgan Stanley then derived from these selected transactions a reference range of premiums paid of 20% to 35% for share prices 30 days prior to transaction announcement and 15% to 25% for share prices one day prior to transaction announcement, and applying these ranges of premiums to the closing share prices for PacifiCare common stock on June 2, 2005 and May 16, 2005, Morgan Stanley calculated implied valuation ranges for PacifiCare common stock of $78 to $87 and $71 to $77, respectively. Morgan Stanley noted that the per share implied merger consideration for PacifiCare common stock was $78.53 as of July 1, 2005.

Morgan Stanley also derived from these selected transactions a reference range of premiums paid using an implied all stock exchange ratio premiums to the 30-day and 60-day average exchange ratios. The implied all stock exchange ratio premium to the 30-day average exchange ratio ranged from 14.4% to 41.3%, with an average of 21.5%. The implied all stock exchange ratio premium to the 60-day average exchange ratio ranged from 13.5% to 41.4%, with an average of 21.9%. Based on the size and specifics of the merger, Morgan Stanley then derived from these selected transactions a reference range of 15% to 22% for the 30 day average implied all stock exchange ratio premium and 15% to 21% for the 60 day average implied all stock exchange ratio premium. Applying these ranges of implied all stock exchange ratio premiums to the 30-day average and 60-day average exchange ratios of PacifiCare common stock to UnitedHealth Group’s common stock, Morgan Stanley calculated implied valuation ranges for PacifiCare common stock of $80 to $85 and $79 to $83, respectively. Morgan Stanley noted that the per share implied merger consideration for PacifiCare common stock was $78.53 as of July 1, 2005.

Finally, Morgan Stanley derived from the selected transactions a reference range of multiples derived by dividing the target’s equity value based on the transaction value by each of the actual net income for the most recently reported twelve month period (“LTM”) and the projected net income for the next twelve months (“NTM”) based on I/B/E/S estimates. The LTM multiples ranged from 13.3x to 34.8x, with an average of 19.1x, and the NTM multiples ranged from 13.1x to 20.6x, with an average of 16.9x. Based on the size and specifics of the merger, Morgan Stanley then derived from these selected transactions a reference range of LTM multiples of 15.0x to 18.0x and a reference range of NTM multiples of 13.0x to 16.5x. Applying these ranges of multiples to the corresponding LTM and NTM net income for PacifiCare, Morgan Stanley calculated implied valuation ranges for PacifiCare common stock of $51 to $62 and $51 to $65, respectively. Morgan Stanley noted that the per share implied merger consideration for PacifiCare common stock was $78.53 as of July 1, 2005.

Morgan Stanley noted that the merger and acquisition transaction environment varies over time because of macroeconomic factors such as interest rate and equity market fluctuations and microeconomic factors such as industry results and growth expectations. Morgan Stanley noted that no company or transaction reviewed was identical to the proposed transactions and that, accordingly, these analyses involve complex considerations and judgments concerning differences in financial and operating characteristics of PacifiCare and UnitedHealth Group and other factors that would affect the acquisition values in the comparable transactions, including the size and demographic and economic characteristics of the markets of each company and the competitive environment in which it operates. Mathematical analysis (such as determining the average or median) are not themselves meaningful methods of using comparable transaction data.

PacifiCare Discounted Cash Flow Analysis. Morgan Stanley performed a 5-year discounted cash flow analysis for PacifiCare, calculated as of July 1, 2005, of the estimated unlevered after-tax free cash flows for fiscal years 2005 through 2010, based on Wall Street research estimates reviewed with PacifiCare management. Morgan Stanley estimated a range of terminal values calculated as of December 31, 2010, based on a range of 2011 P/E multiples of 12.0x–16.0x. Morgan Stanley discounted the unlevered free cash flow streams and the estimated terminal value to a present value at a range of discount rates from 7.0% to 8.0% based upon the weighted average cost of capital of PacifiCare and other comparable companies. Based on Wall Street research estimates, the discounted cash flow analysis of PacifiCare yielded an implied valuation range of PacifiCare common stock of $60 to $81 per share based on estimates assuming no contribution from the Medicare Part D business and $60 to $85 based on estimates assuming some contribution from the Medicare Part D business. Morgan Stanley noted that the per share implied merger consideration for PacifiCare common stock was $78.53 as of July 1, 2005.

Discounted Equity Value Analysis. Morgan Stanley performed an analysis of the implied present value per share of PacifiCare common stock on a stand-alone basis based on PacifiCare’s projected future equity value using the fiscal year 2007 estimates provided by I/B/E/S. To calculate the discounted equity value, Morgan Stanley multiplied the applicable PacifiCare earnings estimate by the next calendar year multiple range of 10.0x to 17.0x, based on the reference range derived from the comparable company analysis, and discounted the implied nominal equity values of PacifiCare to a present value at an illustrative discount rate of 7.8%, which reflected the PacifiCare average cost of equity capital. Based on the aforementioned projections and assumptions, Morgan Stanley derived an implied valuation range for PacifiCare common stock of $62 to $85, using Wall Street equity research estimates. Morgan Stanley noted that the per share implied merger consideration for PacifiCare common stock was $78.53 per share as of July 1, 2005.

Morgan Stanley performed an analysis of the implied present value per share of UnitedHealth Group common stock on a stand-alone basis based on UnitedHealth Group’s projected future equity value using the fiscal year 2007 estimates provided by I/B/E/S. To calculate the discounted equity value, Morgan Stanley multiplied the applicable UnitedHealth Group earnings estimate by the next calendar year multiple range of 17.0x to 21.0x, based on the reference range derived from the comparable company analysis, and discounted the implied nominal equity values of UnitedHealth Group to a present value at an illustrative discount rate of 6.5%, which reflected the UnitedHealth Group average cost of equity capital. Based on the aforementioned projections and assumptions, Morgan Stanley derived an implied valuation range for UnitedHealth Group common stock of $50 to $62, using Wall Street equity research estimates.

Morgan Stanley performed a variety of financial and comparable analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not susceptible to partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered. Furthermore, Morgan Stanley believes that the summary provided and the analyses described above must be considered as a whole and that selecting any portion of the analyses, without considering all of them, would create an incomplete view of the process underlying Morgan Stanley’s analysis and opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Morgan Stanley with respect to the actual value of PacifiCare or UnitedHealth Group or their respective common stock.

In performing its analyses, Morgan Stanley made numerous assumptions with respect to the industry performance, general business, regulatory and economic conditions and other matters, many of which are beyond the control of Morgan Stanley, PacifiCare or UnitedHealth Group. Any estimates contained in the analysis of Morgan Stanley are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. The analyses performed were prepared solely as part of the analyses of Morgan Stanley of the fairness of the merger consideration to be received by holders of shares of PacifiCare common stock pursuant to the merger agreement from a financial point of view, and were prepared in connection with the delivery by Morgan Stanley of its oral opinion on July 6, 2005 to the PacifiCare board of directors, subsequently confirmed in writing as of the same date.

The merger consideration was determined through arm’s-length negotiations between PacifiCare and UnitedHealth Group and was approved by PacifiCare’s board of directors. Morgan Stanley did not provide any advice to PacifiCare during these negotiations, nor did Morgan Stanley recommend any specific merger consideration to PacifiCare or that any specific merger consideration constituted the only appropriate merger consideration for the merger.

The opinion of Morgan Stanley was one of the many factors taken into consideration by the PacifiCare board of directors in making its determination to approve the proposed transaction. Consequently, the analyses as described above should not be viewed as determinative of the opinion of PacifiCare’s board of directors with respect to the merger consideration or of whether PacifiCare’s board of directors would have been willing to agree to a different merger consideration. The foregoing summary describes the material analyses performed by Morgan Stanley but does not purport to be a complete description of the analyses performed by Morgan Stanley.

Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking business, is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the ordinary course of its business, Morgan Stanley and its affiliates may from time to time trade in the securities or the indebtedness of PacifiCare, UnitedHealth Group and their affiliates for its own account, the accounts of investment funds and other clients under the management of Morgan Stanley and for the accounts of its customers and accordingly, may at any time hold a long or short position in such securities or indebtedness for any such account. In the past, Morgan Stanley and its affiliates have provided financial advisory and financing services for PacifiCare and UnitedHealth Group and have received fees for the rendering of these services. In particular, Morgan Stanley acted as co-lead agent in the PacifiCare’s current senior credit facility, was a bookrunner on UnitedHealth Group’s offering of $500,000,000 aggregate principal amount of 4.875% notes due March 15, 2015, was an underwriter on UnitedHealth Group’s offerings of $250,000,000 aggregate principal amount of 3.8% fixed-rate notes due February 2009, $250,000,000 aggregate principal amount of 4.8% fixed-rate notes due February 2014, $550,000,000 aggregate principal amount of 3.4% fixed-rate notes due August 2007, $450,000,000 aggregate principal amount of 4.1% fixed-rate notes due August 2009 and $500,000,000 aggregate principal amount of 5.0% fixed-rate notes due August 2014, and is a lender under UnitedHealth Group’s current five-year revolving credit facility.

PacifiCare has agreed to pay Morgan Stanley a customary fee for an engagement limited to delivery of a financial opinion upon delivery of its financial opinion letter. PacifiCare has also agreed to reimburse Morgan Stanley for certain fees and expenses incurred in performing its services. In addition, PacifiCare has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement and any related transactions.

Certain Financial Projections

In connection with UnitedHealth Group’s due diligence review of PacifiCare’s operations, PacifiCare provided UnitedHealth Group with a copy of PacifiCare’s internal forecast package, dated as of May 11, 2005, referred to as the forecast. The forecast estimated, as of May 11, 2005, certain summary financial information for PacifiCare for the year ending December 31, 2005. The forecast was based on PacifiCare’s plan for financial performance in 2005 as revised in consideration of actual results of operation for the first quarter of 2005. The forecast summarized below did not take into account PacifiCare’s anticipated Part D stand-alone administration expenses and capital expenditures. The forecast is summarized in the following table.

PacifiCare Health Systems, Inc.

2005 Forecast

(May 11, 2005)

Selected Financial and Operating Forecasts[1]	Year Ended December 31, 2005
(Dollars in millions, except per share data)
Revenue	$14,437.3
Net Income[2]	$379.4
Earnings per share	$3.89
EBITDA[3]	$782.3
Free Cash Flow[4]	$334.7
Margins
Commercial	18.9%
Senior	12.0%
Speciality and Other	40.0%
MLR
Private Commercial	80.9%
Private Senior	73.0%
Government Senior	87.9%
Combined MLR	84.1%
SG&A as a % of Revenue	13.2%
Capital Expenditures	$134.2
Depreciation and Amortization	$89.5
Effective tax rate	38.80%
Average Outstanding Shares	98,200

(1)	PacifiCare utilizes certain non-GAAP measures to evaluate its performance and considers these measures important indicators of its success. These measures should not be considered an alternative to measurements required by accounting principles generally accepted in the United States. In addition, PacifiCare’s non-GAAP measures may not be comparable to similar measures reported by other companies.

(2)	Forecasts of net income and earnings per share do not include estimates by PacifiCare for expenses, including readiness and capital expenses, to be incurred in preparations by it to become a national prescription drug plan administrator for the new Medicare Part D benefit. These expenses as incurred are expected to reduce net income and earnings per share from the amounts set forth in the forecast.

(3)	EBITDA is computed as net income excluding income taxes, interest expense, depreciation and amortization. PacifiCare believes that providing EBITDA is useful to investors as these are additional metrics used by PacifiCare management to measure PacifiCare’s profitability.

(4)

PacifiCare believes that reporting free cash flow assists investors in understanding its ability to generate sufficient positive cash flows to fund its ongoing cash operating requirements including capital and debt service obligations. Free cash flow should not be considered in isolation or as a substitute for cash flow from operations prepared in accordance with GAAP. Free cash flow is computed as net income plus depreciation and amortization, less capital expenditures.

The forecasts were prepared by the management of PacifiCare in the normal course of business and not in connection with the transactions. However, in connection with the discussions concerning the proposed merger and UnitedHealth’s due diligence review, PacifiCare furnished to UnitedHealth Group certain financial forecasts prepared by PacifiCare’s management. The forecasts were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections, prospective financial information and forecasts. None of UnitedHealth Group, PacifiCare or any of their respective representatives made or is making any representations regarding the forecasts. The forecasts reflect numerous assumptions made by the management of PacifiCare, with respect to industry conditions, membership enrollment, trends in healthcare costs, the effects of changes in Medicare, general business, economic, market and financial conditions and other matters and do not take into account any changes to the operations of PacifiCare which may result from the merger. These assumptions are subject to risks and uncertainties which are difficult to predict and of which many are beyond the control of PacifiCare and UnitedHealth Group. Accordingly, actual results could be materially higher or lower than those provided in the forecasts and PacifiCare cannot assure you that the forecasts will be realized. The inclusion of the forecasts in this proxy statement/prospectus should not be regarded as an indication that PacifiCare or its affiliates or representatives considered or consider the forecasts to be a reliable prediction of future events, and you are cautioned not to place undue reliance on these forecasts to predict the future results of PacifiCare, or a combined UnitedHealth Group and PacifiCare, due to the limitations discussed above. None of PacifiCare or its affiliates or representatives intends to update or otherwise revise the forecasts to reflect circumstances existing after the date of the forecasts or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the forecasts are shown to be in error. PacifiCare has, in the past, prepared and publicly announced financial forecasts regarding its anticipated operating results and has done so since the forecast package, dated May 11, 2005, was provided to UnitedHealth Group. The forecasts summarized above and any other forecasts publicly announced by PacifiCare regarding its anticipated operating results are forward looking statements that are subject to a number of risks, uncertainties and assumptions and should be read with caution. Please see the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 40 of this proxy statement/prospectus for important cautionary language regarding the reliance on projections and forecasts and estimates, and for factors which may cause actual results to differ from such estimates.

Completion and Effectiveness of the Merger

The merger will be completed when all of the conditions to completion of the merger are satisfied or waived, if permissible, including adoption of the merger agreement by the stockholders of PacifiCare. The merger will become effective upon the filing of a certificate of merger with the State of Delaware.

UnitedHealth Group and PacifiCare are working to complete the merger as quickly as possible, and we hope to do so as promptly as practicable after the special meeting and the receipt of the required regulatory approvals and consents. However, because the merger is subject to closing conditions and the approval of certain antitrust and regulatory agencies such as the Department of Justice, Antitrust Division, the Department of Health and the Departments of Insurance in the Principal States, UnitedHealth Group and PacifiCare cannot give any assurance that all the conditions to the merger will be either satisfied or waived or that the merger will occur and cannot predict the exact timing of the completion of the merger.

As promptly as practicable after the merger is completed, Wells Fargo, the exchange agent for the merger, will mail to you instructions (including a letter of transmittal) for surrendering your PacifiCare stock certificates in exchange for UnitedHealth Group common stock and cash. When you deliver your PacifiCare stock certificates to the exchange agent along with a properly executed letter of transmittal and any other required documents, your PacifiCare stock certificates will be cancelled and you will receive a certificate representing that number of whole shares of UnitedHealth Group stock that you are entitled to receive pursuant to the merger agreement and a check for the cash that you are entitled to receive pursuant to the merger agreement.

You should not submit your stock certificates for exchange until you have completed and mailed the letter of transmittal as directed by the instructions referred to above.

You will be entitled to receive dividends or other distributions on UnitedHealth Group common stock with a record date after the merger is completed, but only after you have surrendered your PacifiCare stock certificates. If there is any dividend or other distribution on UnitedHealth Group common stock with a record date after completion of the merger, you will receive the dividend or distribution promptly after the later of the date that your UnitedHealth Group shares are issued to you or the date the dividend or other distribution is paid to all UnitedHealth Group shareholders.

UnitedHealth Group will issue a UnitedHealth Group stock certificate or check in a name other than the name in which a surrendered PacifiCare stock certificate is registered only if you present the exchange agent with all documents required to show and effect the unrecorded transfer of ownership and show that you paid any applicable stock transfer taxes.

Operations Following the Merger

Following completion of the merger, the business of PacifiCare will be continued as a wholly owned subsidiary of UnitedHealth Group. The stockholders of PacifiCare will become shareholders of UnitedHealth Group and their rights as shareholders will be governed by the UnitedHealth Group second restated articles of incorporation, the UnitedHealth Group second amended and restated bylaws and the laws of the State of Minnesota. See the section entitled “Comparison of Rights of Shareholders of UnitedHealth Group and Stockholders of PacifiCare” beginning on page 126 of this proxy statement/prospectus for a discussion of some of the differences in the rights of shareholders of UnitedHealth Group and the stockholders of PacifiCare.

Health Services Agreements

In support of their plan to provide a nationwide access to healthcare providers and to promote positive customer service, United HealthCare Insurance Company, referred to as United Insurance, a wholly owned subsidiary of UnitedHealth Group, and PacifiCare Health Plans Administrators, Inc., referred to as PacifiCare Administrators, a wholly owned subsidiary of PacifiCare, have entered into two separate health services agreements on customary terms, which are referred to as the health services agreements. Under the health services agreements, (i) PacifiCare Administrators has agreed, under certain circumstances, to provide certain United Insurance customers with access to certain services from certain of PacifiCare Administrators’ networks of contracted health care professionals and entities and (ii) United Insurance has agreed to provide certain PacifiCare Administrator customers with access to certain of United Insurance’s networks of contracted health care professionals and entities.

The health services agreements grant reciprocal access to certain of each party’s provider networks on customary terms for network management, processing and payment of claims, network fees, patient privacy and other matters related to regulatory compliance. Each of the agreements has a four year team which term automatically renews for successive two year periods unless the agreements are earlier terminated. The agreements may not be terminated prior to the end of the initial four year term except in specified circumstances. In the event of a “Change in Control” of PacifiCare, as defined in the agreements, either party may provide at least 45 days notice to the other party of its election to terminate the health services agreements. Such termination becomes effective upon a “Change in Control”, unless such notice is provided by United Insurance after the merger agreement has been terminated and a takeover proposal for PacifiCare has been announced, in which case such termination becomes effective on the later of (a) the occurrence of the “Change in Control” or (b) 180 days after the date of a notice from PacifiCare Administrators to United Insurance notifying United Insurance of the public disclosure of the receipt by PacifiCare of, or PacifiCare entering into, a takeover proposal that would have been within the definition of takeover proposal had the merger agreement remained in effect. In the event of termination following a “Change of Control”, United Insurance may elect to extend the Health Services Agreements for either a six-month period or two successive six-month periods upon notice and payment of an additional fee for one six-month period or two fees for two successive six-month periods.

Certain Contracts between UnitedHealth Group and PacifiCare

In the ordinary course of business, PacifiCare has purchased services from two of UnitedHealth Group’s businesses. PacifiCare has obtained specialized transplant management solutions from United Resource Networks, a part of UnitedHealth Group’s Specialized Care Services. In addition, PacifiCare has purchased database and data management services and consulting services from Ingenix. UnitedHealth Group and PacifiCare believe these services were provided on an arms-length basis and on customary terms available to any third party.

Interests of Certain Persons in the Merger

PacifiCare’s directors and executive officers have interests in the merger as individuals in addition to, and that may be different from, their interests as stockholders. The PacifiCare board of directors was aware of these interests of PacifiCare’s directors and executive officers and considered them in its decision to approve and adopt the merger agreement.

Employment Agreements between PacifiCare Executive Officers and UnitedHealth Group

Twenty-one of PacifiCare’s executive officers and senior managers, including each of Messrs. Phanstiel, Bowlus, Scott and Konowiecki and Ms. Kosecoff (together, the “named executive officers”) have executed employment agreements with UnitedHealth Group that will take effect upon the completion of the merger and which will become void if the merger is not completed. Upon completion of the merger and the effectiveness of the new employment agreements, all prior employment agreements between PacifiCare and these executives will terminate and the executives will no longer be entitled to any payments or benefits under those agreements.

New Employment Agreements—Generally The employment agreements with Messrs. Phanstiel, Bowlus and Scott are for a term of two years and either party may terminate the agreement upon 30 days notice to the other at any time following the first year of the term. The employment agreements with Mr. Konowiecki and Ms. Kosecoff are for a term of one year. Under the employment agreements, Mr. Phanstiel will serve as chief executive officer and president of PacifiCare and as executive vice president of UnitedHealth Group; Mr. Bowlus will serve as chief executive officer and president of PacifiCare’s Health Plan Division; Mr. Scott will serve as executive vice president, enterprise services and chief financial officer of PacifiCare; Mr. Konowiecki will serve as executive vice president, corporate affairs and general counsel of PacifiCare; and Ms. Kosecoff will serve as chief executive officer of the combined company’s Medicare Part D division and PacifiCare’s PBM division.

The employment agreements provided to three other executive officers of PacifiCare provide for an initial term of 12 or 24 months and will be automatically extended for successive terms of one year unless either party gives the other a non-renewal notice.

Each of the executive officers will receive the same annual base salary he or she received from PacifiCare prior to the merger (including the value of his or her car allowance) under the new employment agreements. The base salaries for the named executive officers would be as follows: Mr. Phanstiel—$997,000; Mr. Bowlus—$677,000; Mr. Scott—$607,000; Mr. Konowiecki—$587,000; and Ms. Kosecoff—$507,000. However, the base salary amounts will be increased, if the effective date of the agreement occurs after January 1, 2006, to reflect normal annual salary adjustments made by PacifiCare as of January 1, 2006. In addition, the employment agreements provide for target annual bonuses equal to the same percentage of base salary as is currently in effect for the executive officers. With respect to the named executive officers, these percentages are as follows: Mr. Phanstiel, 125%; Mr. Bowlus, 85%; and Messrs. Scott and Konowiecki and Ms. Kosecoff, 75%.

As described below, the employment agreements with executive officers also provide for initial grants of restricted stock and a signing bonus on the effective date of the merger. These employment agreements, other than those entered into with the named executive officers, provide for severance pay under certain circumstances described in more detail below. Further, if any of the executive officers is subject to the excise tax imposed under Section 4999 of the Code and such excise tax is incurred in connection with the merger, the executive will receive an additional payment in the amount necessary to place the executive in the same after-tax position as if the excise tax did not apply.

Twenty-one of PacifiCare’s executive officers and senior managers, including each of the named executive officers, have executed a non-competition agreement (the “Non-Competition Agreement”) which provides that for a period of time following the merger—48 months in the case of Messrs. Phanstiel, Bowlus, and Scott and two additional executive officers, 36 months for one additional executive officer and 24 months in the case of Mr. Konowiecki and Ms. Kosecoff—each executive officer will be subject to a restrictive covenant that generally prohibits him or her from engaging in, or rendering services to, any business that offers managed care and other health insurance products offered by PacifiCare or its subsidiaries prior to the merger.

Signing Bonus Each employment agreement with UnitedHealth Group provides for a signing bonus denominated in either cash or restricted shares of UnitedHealth Group common stock, to be payable or awarded (as the case may be) on the agreement’s effective date. Messrs. Phanstiel and Konowiecki and Ms. Kosecoff and three other executive officers are entitled to receive a grant of a number of shares of restricted stock determined by multiplying the amount of the executive’s signing bonus as listed below by 121% and dividing the result by the closing price of UnitedHealth Group common stock on the agreement’s effective date: Mr. Phanstiel, $8,454,195, Mr. Konowiecki, $3,593,523, Ms. Kosecoff, $3,071,475, and the three other executive officers in the aggregate, $7,218,520. The restrictions on shares of restricted stock issued to Messrs. Phanstiel and Konowiecki and Ms. Kosecoff, as well as to the other three executive officers, will lapse 50% on each of the first and second anniversaries of the agreement’s effective date, as long as the executive is in compliance with the terms of the Non-Competition Agreement. Any portion of such shares with respect to which the restrictions had not lapsed as of the date of a breach by the executive of his or her Non-Competition Agreement will be forfeited. Messrs. Bowlus and Scott will be entitled to a cash signing bonus of $4,133,503 and $3,728,481, respectively, on the agreement’s effective date.

Initial Grant of Restricted Stock Each employment agreement with UnitedHealth Group provides for an initial grant of restricted shares of UnitedHealth Group common stock. The initial grant of restricted stock to be awarded to each of the named executive officers is as follows: Mr. Phanstiel—150,000 shares; Mr. Bowlus—70,000 shares; Mr. Scott—70,000 shares; Mr. Konowiecki—30,000 shares and Ms. Kosecoff—50,000 shares. With respect to Messrs. Phanstiel, Bowlus, Scott, Konowiecki and Ms. Kosecoff and one additional executive officer, the shares subject to the initial grant of restricted stock will vest and all restrictions will lapse 25% (50% in the case of Mr. Konowiecki and Ms. Kosecoff) on each successive anniversary of the grant date so long as the executive officer continues to comply with the Non-Competition Agreement. In the event that the executive officer’s employment is terminated (i) by the Company for Cause (as defined in the employment agreement) or (ii) by executive officer without a Change in Employment (as defined in the employment agreement) prior to the first anniversary of the effective date of the merger, the portion of the initial grant of restricted stock with respect to which the restrictions had not lapsed as of the date of termination shall be forfeited.

The employment agreements with the three executive officers who are not named executive officers provide for initial grants of, in the aggregate, 125,000 shares of restricted stock. In the case of one of these executive officers, the shares will vest as described in the preceding paragraph (25% on each successive anniversary of the grant date so long as the executive officer continues to comply with the Non-Competition Agreement). In the case of the other two executive officers, the shares subject to the initial grant of restricted stock shall vest, and the restrictions shall lapse, 25% per year commencing on the first anniversary of the grant date if the executive officer remains continuously employed by the Company (or is receiving severance under UnitedHealth Group’s severance pay plan or his or her employment agreement) until the respective vesting dates. In the event that the executive officer’s employment is terminated for any reason other than death, disability or retirement, the portion of the initial grant of restricted stock with respect to which the restrictions had not lapsed as of the date of termination (or, under circumstances in which the executive is entitled to severance, as of the date that severance pay ends) shall be forfeited.

Termination of Employment

In General. Upon a termination of employment for any reason under the new employment agreements, each executive officer will be entitled to receive compensation related to services performed prior to termination and any additional amounts required to be paid by applicable law.

Named Executive Officers. Upon a termination of employment for any reason, the named executive officers are entitled to receive a one-time cash payment in an amount equal to the full premium for employee-only health, dental and group term life benefit coverages for a 36-month period following termination of employment. If the named executive officer does not qualify for benefits under UnitedHealth Group’s post-retirement medical program at the time of termination of employment, following the executive’s exhaustion of COBRA continuation coverage, UnitedHealth Group will provide to the executive (at the executive’s cost) benefits which are substantially equivalent to the benefits provided under the post-retirement medical program. Mr. Phanstiel’s employment agreement also provides that following a termination of employment he is entitled to office space and administrative support services for a period of 36 months following the date of termination. No other severance is provided in the new employment agreements executed by the named executive officers.

Severance for Executive Officers (Other than the Named Executive Officers). Upon a qualifying termination of employment under the new employment agreements, each of the three executive officers who are not named executive officers will be entitled to severance pay. A qualifying termination will occur if the executive’s employment is terminated (1) by mutual agreement of the parties, (2) without Cause by UnitedHealth Group, (3) because of the death of the executive, (4) upon delivery from UnitedHealth Group of a notice of non-renewal, (5) by the executive due to a Change in Employment during the initial term of his or her employment agreement or, in the case of two executive officers, by the executive for any reason within 60 days of the expiration of the initial term of the employment agreement. Severance benefits will commence on the date of termination and generally continue for two years. The severance benefit is contingent upon execution of a release and is payable in bi-weekly installments equal to  1/26 of the sum of the executive officer’s annualized base salary plus his or her average incentive compensation paid over the prior two years (excluding special, long-term, or one-time bonus or incentive compensation payments). Upon any termination of employment entitling these executive officers to severance benefits, these executives are also entitled to receive a one-time cash payment in an amount equal to the portion of the premiums UnitedHealth Group subsidizes for employee-only health, dental and group term life benefit coverages; and outplacement and job search services at the employer’s expense for a period not to exceed the severance period. If the executive officer does not qualify for benefits under UnitedHealth Group’s post-retirement medical program at the time of termination of employment, following the executive’s exhaustion of COBRA continuation coverage, UnitedHealth Group will provide to the executive (at the executive’s cost) benefits which are substantially equivalent to the benefits provided under the post-retirement medical program.

Supplemental Executive Retirement Plan. PacifiCare maintains a nonqualified, supplemental executive retirement plan (the “SERP”) under which certain executive officers, including each of the named executive officers, are eligible to participate. Participants who retire at or after age 62 receive an annual benefit equal to 4% of their highest consecutive three year average annual base salary and bonus (“Covered Compensation”) per year of service with a maximum annual benefit of 50% of Covered Compensation. Participants with five years of covered employment may retire at or after age 55. A discounted benefit equal to 3% per year is applied for retirement before age 62. Each of the named executive officers other than Ms. Kosecoff is scheduled to vest in his accrued SERP benefit as of January 1, 2007; Ms. Kosecoff is scheduled to vest in her accrued SERP benefit as of July 22, 2007. The new employment agreements provide that if the executive officer is a participant in the SERP and if the executive’s employment terminates for any reason (or if the SERP is terminated by UnitedHealth Group) during the two-year period following the merger, then the executive officer will be entitled to receive the change in control benefit under the SERP which is the immediate commencement of the executive’s accrued benefit with no reduction for early commencement. SERP benefits may also be paid in a lump sum actuarial equivalent of the lifetime annual benefit.

PacifiCare Employment Agreements

Two of PacifiCare’s executive officers have not entered into new employment agreements, but are parties to employment agreements with PacifiCare which will continue after the merger. Under the terms of the PacifiCare employment agreements, if the executive officer is terminated without Cause or terminates his or her employment for “good cause” (as defined in the employment agreement) within twenty-four months of a change in control, he or she will be eligible for severance benefits. Consummation of the merger constitutes a change in control for purposes of these employment agreements. One such executive officer would be entitled to a lump sum payment equal to three times the executive’s base salary in effect at date of termination and three times the average incentive payment for the last two years. The lump sum would also include the prorated portion of the executive’s annual bonus for the year of termination and an amount equal to 36 months benefits coverage, including automobile allowance. In addition, the executive would be eligible for outplacement services for 36 months. The other executive officer would be entitled to a lump sum payment equal to two times the executive’s base salary in effect at date of termination and two times the average incentive payment for the last two years. The lump sum would also include the prorated portion of the executive’s annual bonus for the year of termination and an amount equal to 24 months benefits coverage, including automobile allowance. In addition, the executive would be eligible for outplacement services for 24 months. The PacifiCare employment agreement also provides that the executive may terminate his or her employment for any reason after twelve months following the change in control and be eligible to receive one-half of the benefits described above. One of these executive officers is a participant in the SERP, described above, so that if this executive’s employment terminates for any reason (or the SERP is terminated) within 24 months of the change in control, the executive would be entitled to receive the change in control benefit under the SERP which is the immediate commencement of the executive’s accrued benefit under such plan with no reduction for early commencement. Further, if either of these executives is subject to the excise tax imposed under Section 4999 of the Code and such excise tax is incurred in connection with this merger, he or she will receive an additional payment in the amount necessary to place the executive in the same after-tax position as if the excise tax did not apply.

Equity-Based Awards

Stock Options In connection with the merger, except as noted below, UnitedHealth Group will assume each option to purchase PacifiCare common stock that remains outstanding immediately prior to the consummation of the merger, subject generally to the same terms and conditions as previously applicable thereto, and each PacifiCare stock option assumed by UnitedHealth Group will be converted automatically into an option to purchase shares of UnitedHealth Group common stock, except that (1) each such substitute stock option will be exercisable for, and represent the right to acquire, that whole number of shares of UnitedHealth Group common stock (rounded to the nearest whole share) equal to the number of shares of PacifiCare common stock subject to such PacifiCare stock option multiplied by the option exchange ratio and (2) the option price per share of UnitedHealth Group common stock under each substitute stock option will be an amount equal to the option price per share of PacifiCare common stock subject to the option in effect immediately prior to completion of the merger divided by the option exchange ratio. For this purpose, the option exchange ratio is equal to 1.1 plus the fraction obtained by dividing $21.50 by the per share closing price of UnitedHealth Group common stock on the trading day immediately prior to the effective date of the merger. See the section entitled “The Merger

Agreement—Structure of the Merger and Conversion of PacifiCare Common Stock and Equity-Based Awards” beginning on page 99 of this proxy statement/prospectus. Based on the number of PacifiCare stock options outstanding as of June 30, 2005, the following number of PacifiCare options held by PacifiCare’s named executive officers, all other executive officers as a group and all non-employee directors as a group will be so converted at the effective time of the merger: Mr. Phanstiel, 2,460,000; Mr. Bowlus, 996,750; Mr. Scott, 480,000; Mr. Konowiecki, 995,000; Ms. Kosecoff, 245,000; all other executive officers as a group (5 persons), 466,342; and all non-employee directors as a group (9 persons), 623,056.

Under PacifiCare’s equity compensation plans, except as noted below, all outstanding stock options, including those held by directors and executive officers of PacifiCare, will vest and become fully exercisable at the effective time of the merger. Based on options outstanding as of June 30, 2005, the number of unvested options to acquire shares of PacifiCare common stock held by the named executive officers, all other executive officers as a group and all non-employee directors as a group, that will become fully vested and exercisable at the effective time of the merger, and the weighted average exercise price of such options, is as follows: Mr. Phanstiel, 772,500 options with a weighted average exercise price of $27.70; Mr. Bowlus, 280,000 options with a weighted average exercise price of $24.60; Mr. Scott, 240,000 options with a weighted average exercise price of $25.45; Mr. Konowiecki, 285,000 options with a weighted average exercise price of $19.11; Ms. Kosecoff, 212,500 options with a weighted average exercise price of $24.45; all other executive officers as a group (5 persons), 355,050 options with a weighted average exercise price of $29.94; and all non-employee directors as a group (9 persons), 60,000 options with a weighted average exercise price of $50.41. If the merger were to be completed after February 1, 2006, a portion of these options will become vested under their existing terms, so that the number of unvested options becoming fully vested at the completion of the merger would be as follows: Mr. Phanstiel, 397,500 options with a weighted average exercise price of $40.09; Mr. Bowlus, 128,750 options with a weighted average exercise price of $37.37; Mr. Scott, 112,500 options with a weighted average exercise price of $39.09; Mr. Konowiecki 90,000 options with a weighted average exercise price of $36.97; Ms. Kosecoff, 130,000 options with a weighted average exercise price of $30.19; all other executive officers as a group (5 persons), 248,650 options with a weighted average exercise price of $35.07; and all non-employee directors as a group (9 persons), 0 options.

In the event that the merger is consummated after January 1, 2006, any stock option grants made by PacifiCare after January 1, 2006 will be treated differently in connection with the merger, as follows:

Grants to Executive Officers who Execute New Employment Agreements. Only a portion of any stock options granted after January 1, 2006 by PacifiCare to its executive officers and other senior managers who have executed new employment agreements in connection with the merger may vest and become exercisable at the effective time of the merger. The portion (if any) that will become vested will equal the number of shares subject to the grant multiplied by a fraction, the numerator of which is the number of full calendar quarters elapsed between January 1, 2006 and the effective time of the merger, and the denominator of which is 16. Any such options that become vested pursuant to the foregoing provision will be converted into options to purchase UnitedHealth Group common stock in accordance with the conversion provisions described above, and any such options that are not vested as of the effective time of the merger will be cancelled without consideration.

Grants to Executive Officers who do not Execute New Employment Agreements. Stock options granted by PacifiCare after January 1, 2006 to executive officers and other senior managers who have existing employment agreements with PacifiCare and who do not execute new employment agreements in connection with the merger will not be subject to accelerated vesting as of the effective time of the merger, but will be converted into options to purchase UnitedHealth Group common stock in accordance with the conversion provisions described above. If the employment of any such individual is terminated either (1) by UnitedHealth Group or its affiliates without cause or (2) by the individual for good cause (as defined in the individual’s existing employment agreement) within one year following the effective time of the merger, a portion of the grant will become vested equal to the number of shares subject to the grant multiplied by a fraction, the numerator of which is the number of full calendar quarters elapsed between January 1, 2006 and the date of termination, and the denominator of which is 16.

Grants to Other Employees. Stock options granted after January 1, 2006 to employees of PacifiCare other than the individuals described above will not be subject to accelerated vesting as of the effective time of the merger, but will be converted into options to purchase UnitedHealth Group common stock in accordance with the conversion provisions described above.

Restricted Stock and Stock Units. Except as noted below, all outstanding restricted shares of PacifiCare common stock under PacifiCare’s equity plans, including restricted shares held by directors and executive officers of PacifiCare, will vest and become nonforfeitable as of the effective time of the merger and will be converted into the right to receive the per share merger consideration at the effective time of the merger (see the section entitled “The Merger Agreement—Structure of the Merger and Conversion of PacifiCare Common Stock and Equity-Based Awards” beginning on page 99 of this proxy statement/prospectus). Based on the shares of restricted stock outstanding as of June 30, 2005, the number of restricted shares of PacifiCare common stock held by PacifiCare’s named executive officers, all other executive officers as a group and all non-employee directors as a group that will become fully vested and nonforfeitable as a result of the merger is as follows: Mr. Phanstiel, 0; Mr. Bowlus, 0; Mr. Scott, 0; Mr. Konowiecki, 0; Ms. Kosecoff, 0; all other executive officers as a group (5 persons), 10,000; and all non-employee directors as a group (9 persons), 0.

In addition, all stock units, including restricted stock units credited to the accounts of participants under PacifiCare’s deferred compensation plans, whether or not vested, will be converted into the right to receive the per share merger consideration at the effective time of the merger (see the section entitled “The Merger Agreement—Structure of the Merger and Conversion of PacifiCare Common Stock and Equity-Based Awards” beginning on page 99 of this proxy statement/prospectus). The total number of vested stock units credited to the account of PacifiCare’s named executive officers, all other executive officers as a group and all non-employee directors as a group as of June 30, 2005 is as follows: Mr. Phanstiel, 362,130; Mr. Bowlus, 29,166; Mr. Scott, 64,509; Mr. Konowiecki, 39,385; Ms. Kosecoff, 28,795; all other executive officers as a group (5 persons), 116,972; and all non-employee directors as a group (9 persons), 35,996. The number of stock units that will become fully vested as of the effective time of the merger is as follows: Mr. Phanstiel, 234,321; Mr. Bowlus, 69,168; Mr. Scott, 63,847; Mr. Konowiecki, 59,776; Ms. Kosecoff, 42,703; all other executive officers as a group (5 persons), 147,976; and all non-employee directors as a group (9 persons), 0.

In the event that the merger is consummated after January 1, 2006, any awards of restricted stock made by PacifiCare after January 1, 2006 will be treated differently in connection with the merger, as follows:

Awards to Executives and Senior Managers with Existing Employment Agreements. Only a portion of any restricted shares granted after January 1, 2006 by PacifiCare to its executive officers and other senior managers who have existing employment agreements with PacifiCare may vest at the effective time of the merger. The portion (if any) that will become vested will equal the number of restricted shares subject to the grant multiplied by a fraction, the numerator of which is the number of full calendar quarters elapsed between January 1, 2006 and the effective time of the merger, and the denominator of which is 16. Any portion of the grant with respect to which the restrictions have lapsed as of the effective time of the merger will be converted into the right to receive the per share merger consideration, as described above, and any portion of the grant that has not become vested as of the effective time of the merger will be cancelled without consideration.

Awards to Other Employees. Any restricted shares granted after January 1, 2006 by PacifiCare to its employees, other than the executive officers and other senior managers described above, will not be subject to accelerated vesting at the effective time of the merger, and, at the effective time of the merger, any restricted shares with respect to which the restrictions have not lapsed will be cancelled without consideration.

Bonuses for the Year in Which the Merger is Completed

The merger agreement provides that participants in PacifiCare’s incentive bonus plans, including PacifiCare’s executive officers, will receive a pro rata bonus for the year in which the merger becomes effective, based on the participants’ target bonus for such year. For example, if the merger becomes effective in 2005, the named executive officers’ pro rata bonuses would be calculated by applying the pro rata portion (based on the number of days in the year worked prior to consummation of the merger) to the product of the named executive officer’s base salary and the following target bonus percentages: Mr. Phanstiel, 125%; Mr. Bowlus, 85%; Mr. Scott, 75%; Mr. Konowiecki, 75%; and Ms. Kosecoff, 75%. The 2005 target bonus percentages that apply with respect to PacifiCare’s other executive officers are 75% (with respect to 4 other executive officers) and 50% (with respect to one other executive officer).

Continuation of Certain Benefits

Pursuant to the merger agreement, UnitedHealth Group has agreed that it will, or will cause the surviving company in the merger to, continue the PacifiCare SERP in effect for at least one year following the effective time of the merger, and to provide employees of PacifiCare and its subsidiaries, including the executive officers, with compensation and employee benefits that are no less favorable than those provided pursuant to PacifiCare’s plans and policies prior to the effective time or those provided by UnitedHealth Group to similarly situated employees in the discretion of UnitedHealth Group. See also, the section entitled “The Merger Agreement—Employee Matters” beginning on page 108 of this proxy statement/prospectus.

Indemnification and Insurance

The merger agreement provides that without further action upon effectiveness of the merger, the surviving company in the merger will assume and maintain all rights to indemnification and exculpation provided to current or former directors, officers and employees of PacifiCare in the PacifiCare certificate of incorporation, bylaws, existing indemnification agreements or provided under applicable law, and that such rights will continue in full force and effect following completion of the merger. In addition, UnitedHealth Group has agreed to indemnify and hold harmless, and provide advancement of expenses to directors, officers and employees of PacifiCare to the same extent such persons were indemnified by, or had the right to advancement of expenses from, PacifiCare on the date of the merger agreement by PacifiCare pursuant to PacifiCare’s certificate of incorporation, existing indemnification agreements or as provided under applicable law.

The merger agreement provides that, for six years after completion of the merger, UnitedHealth Group will maintain PacifiCare’s policies of directors’ and officers’ liability insurance or substitute comparable policies, except that UnitedHealth Group will not be obligated to pay aggregate premiums in excess of 300% of the amount paid by PacifiCare in its last full fiscal year.

PacifiCare Common Stock Ownership

The following table provides information about each stockholder known to PacifiCare to own beneficially more than 5% of the outstanding shares of PacifiCare common stock (based solely on information provided in Schedule 13Gs filed by each such entity in February 2005 with the SEC). All applicable share and per share amounts reflect the two-for-one stock split in the form of a dividend that was effective January 20, 2004.

Name and Address of Beneficial Owner	Common Stock	Percent of Class(1)
FMR Corp.(2) 82 Devonshire Street Boston, Massachusetts 02109	12,551,597	14.3%

(1)	Percent of class calculation is based on approximately 87,628,000 shares of PacifiCare common stock outstanding as of June 30, 2005.

(2)	This information is furnished in reliance on the Schedule 13-G/A filed by FMR Corp. with the SEC on February 14, 2005.

The following table shows how much PacifiCare common stock, including restricted stock, is owned by directors, named executive officers, and directors and executive officers as a group, as of June 30, 2005. All applicable share and per share amounts reflect the two-for-one stock split in the form of a dividend that was effective January 20, 2004.

Name	Number of Shares Owned(1)	Rights to Acquire(2)	Percent(3)
Howard G. Phanstiel	69,766	1,687,500	2.0%
Aida Alvarez	—	27,000	*
Bradley C. Call	2,000	87,000	*
Terry O. Hartshorn	107,464	87,000	*
Dominic Ng	2,000	57,000	*
Warren E. Pinckert II	7,264	31,000	*
David A. Reed	2,000	48,000	*
Charles R. Rinehart	2,000	67,000	*
Linda Rosenstock	—	18,500	*
Lloyd E. Ross	9,200	140,556	*
Bradford A. Bowlus	17,901	716,750	*
Joseph S. Konowiecki	78,192	710,000	*
Jacqueline B. Kosecoff	19,315	82,500	*
Gregory W. Scott	71,078	240,000	*
All Executive Officers and Directors as a Group (19 persons)(4)	432,224	4,111,098	5.0%

*	Less than 1%.

(1)	Includes shares for which the named person has sole voting or investment power or has shared voting or investment power with his or her spouse, including the following: shares held in an account under the PacifiCare Savings and Profit-Sharing Plan (which shares may fluctuate due to administrative fees), and restricted shares.

(2)	Includes shares that can be acquired through the exercise of outstanding vested options and options that vest within 60 days of June 30, 2005. Also includes stock units that are subject to distribution within 60 days of June 30, 2005 (but does not include other stock units).

(3)	The percentage of beneficial ownership is based on approximately 87,628,000 shares of common stock outstanding as of June 30, 2005, and includes with respect to each security holder both the number of shares owned and the number of shares that can be acquired through stock option exercises or stock unit distributions within 60 days of June 30, 2005.

(4)	In addition to the officers and directors named in this table, five other executive officers are members of the group.

Regulatory Matters

The merger is subject to the requirements of the HSR Act, which requires that acquisitions meeting certain thresholds must be notified and required information and materials furnished to the Antitrust Division of the DOJ and the FTC and certain waiting periods must be terminated or expire, before the merger can be completed. The applicable waiting period will begin on the date of filing by both UnitedHealth Group and PacifiCare and will expire 30 days thereafter (or on the next regular business day if the 30th day falls on a Saturday, Sunday or legal public holiday), unless the waiting period is earlier terminated or extended by a request for additional information.

At any time before or after completion of the merger, the Antitrust Division of the DOJ or the FTC may, however, challenge the merger on antitrust grounds. Private parties could take action under the antitrust laws, including seeking an injunction prohibiting or delaying the merger, divestiture or damages under certain circumstances. Additionally, at any time before or after the completion of the merger, notwithstanding expiration or termination of the applicable HSR waiting period, any state could take action under the antitrust laws as it deems necessary or desirable in the public interest. There can be no assurance that a challenge to the merger will not be made or that, if a challenge is made, PacifiCare and UnitedHealth Group will prevail.

Pursuant to the Principal States’ insurance laws and in some instances their health laws, in order to complete the merger, each of the Commissioners or Superintendents of Insurance in the Principal States and California’s Department of Managed Care must approve UnitedHealth Group’s acquisition of control of PacifiCare’s insurance companies and health maintenance organizations. To obtain these approvals, UnitedHealth Group has filed acquisition of control or similar applications, as required by the insurance and health laws and regulations of each state. There can be no assurance that any of these local authorities will grant the necessary approvals or consents in order for the merger to be completed.

Additionally, UnitedHealth Group is not obligated to complete the merger if a governmental agency or agencies imposes a condition, restriction, qualification, requirement or limitation when it grants the necessary approvals and consents which (if implemented) would constitute, or would be reasonably likely to constitute, individually or in the aggregate, a Negative Regulatory Action, as such term is defined in the section entitled “The Merger Agreement—Reasonable Best Efforts” beginning on page 107 of this proxy statement/prospectus. If the merger is completed despite the imposition of any such conditions, restrictions, qualifications, requirements or limitations in such conditions, restrictions, qualifications, requirements or limitations could adversely affect UnitedHealth Group’s ability to integrate the business of PacifiCare or reduce the anticipated benefits of the merger. There is currently no way to predict how long it will take to obtain all of the required regulatory approvals and there may be a substantial period of time between the approval by PacifiCare stockholders and the completion of the merger.

Material U.S. Federal Income Tax Consequences of the Merger

The following is a discussion of material U.S. federal income tax consequences of the merger generally applicable to holders of PacifiCare common stock that, in the merger, exchange their PacifiCare common stock for UnitedHealth Group common stock and cash. The following discussion is based on and subject to the Code, the regulations promulgated under the Code, and existing administrative rulings and court decisions, all as in effect on the date of this proxy statement/prospectus and all of which are subject to change, possibly with retroactive effect.

This discussion addresses only those PacifiCare stockholders that hold their shares of PacifiCare common stock as a capital asset. In addition, this discussion does not address all the U.S. federal income tax consequences that may be relevant to PacifiCare stockholders in light of their particular circumstances or the U.S. federal income tax consequences to PacifiCare stockholders that are subject to special rules, such as, without limitation:

•	partnerships, subchapter S corporations or other pass-through entities;

•	foreign persons, foreign entity or U.S. expatriates;

•	mutual funds, banks, thrifts or other financial institutions;

•	tax-exempt organizations or pension funds;

•	insurance companies;

•	dealers or traders in securities;

•	PacifiCare stockholders who received their shares of PacifiCare common stock through a benefit plan or a tax-qualified retirement plan or through the exercise of employee stock options or similar derivative securities or otherwise as compensation;

•	PacifiCare stockholders who may be subject to the alternative minimum tax provisions of the Code;

•	PacifiCare stockholders whose functional currency is not the U.S. dollar;

•	PacifiCare stockholders who exercises dissenters’ rights; and

•	PacifiCare stockholders who hold PacifiCare common stock as part of a hedge, appreciated financial position, straddle, synthetic security, conversion transaction or other integrated investment.

Furthermore, this discussion does not address any tax consequences arising under the laws of any state, locality or foreign jurisdiction. This discussion does not purport to be a comprehensive analysis or description of all potential U.S. federal income tax consequences of the merger.

PacifiCare stockholders should consult their own tax advisors as to the specific tax consequences to them of the merger in light of their particular circumstances, including the applicability and effect of U.S. federal, state, local, foreign and other tax laws.

Exchange of PacifiCare Common Stock for UnitedHealth Group Common Stock and Cash

PacifiCare and UnitedHealth Group each anticipate that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to the completion of the merger that PacifiCare receive a written opinion from Skadden, Arps, Slate, Meagher & Flom LLP and UnitedHealth Group receive a written opinion from Weil, Gotshal & Manges LLP, in each case dated as of the effective date of the merger, both to the effect that the merger will qualify as such a reorganization. PacifiCare’s and UnitedHealth Group’s conditions relating to these tax opinions are not waivable following the adoption of the merger agreement by PacifiCare stockholders without reapproval by PacifiCare stockholders (with appropriate disclosure), and neither PacifiCare nor UnitedHealth Group intends to waive these conditions. The opinions will rely on certain assumptions, including assumptions regarding the absence of changes in existing facts and law and the completion of the merger in the manner contemplated by the merger agreement, and representations and covenants made by PacifiCare, UnitedHealth Group and Point Acquisition, including those contained in representation letters of officers of PacifiCare, UnitedHealth Group and Point Acquisition. If any of those representations, covenants or assumptions is inaccurate, the opinions cannot be relied upon, and the U.S. federal income tax consequences of the merger could differ from those discussed here. In addition, these opinions are not binding on the United States Internal Revenue Service, referred to as the IRS, or any court, and neither PacifiCare nor UnitedHealth Group intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the merger. Consequently, there can be no certainty that the IRS will not challenge the conclusions reflected in the opinions or that a court would not sustain such a challenge.

Assuming that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, the material U.S. federal income tax consequences to a PacifiCare stockholder of the exchange of PacifiCare common stock for UnitedHealth Group common stock and cash pursuant to the merger will be as follows:

•	a PacifiCare stockholder will realize gain equal to the excess, if any, of the fair market value of the UnitedHealth Group common stock (including, for this purpose, any fractional share of UnitedHealth Group common stock for which cash is received) and the amount of cash received over that stockholder’s adjusted tax basis in the PacifiCare common stock exchanged by the stockholder in the merger, but will recognize any such gain only to the extent of cash received in the merger (excluding cash received in lieu of fractional shares, which will be taxed as described below). For this purpose, a PacifiCare stockholder must calculate gain or loss separately for each identifiable block of PacifiCare common stock exchanged by the stockholder in the merger, and the PacifiCare stockholder may not offset a loss realized on one block of its PacifiCare common stock against a gain recognized on another block of its PacifiCare common stock;

•	a PacifiCare stockholder will not be permitted to recognize any loss realized in the merger (except possibly in connection with cash received instead of a fractional share, as discussed below);

•	the gain recognized by a PacifiCare stockholder in the merger generally will constitute capital gain, unless, as discussed below, the stockholder’s receipt of cash has the effect of a distribution of a dividend for U.S. federal income tax purposes, in which case the stockholder’s gain will be treated as ordinary dividend income to the extent of the stockholder’s ratable share of accumulated earnings and profits as calculated for U.S. federal income tax purposes;

•	any capital gain recognized by a PacifiCare stockholder generally will constitute long-term capital gain if the stockholder’s holding period for the PacifiCare common stock exchanged in the merger is more than one year as of the date of the merger, and otherwise will constitute short-term capital gain;

•	the aggregate tax basis of the shares of UnitedHealth Group common stock received by a PacifiCare stockholder (including, for this purpose, any fractional share of UnitedHealth Group common stock for which cash is received) in exchange for PacifiCare common stock in the merger will be the same as the aggregate tax basis of the stockholder’s PacifiCare common stock exchanged therefor, decreased by the amount of cash received by the stockholder in the merger (excluding any cash received in lieu of a fractional share) and increased by the amount of gain recognized by the stockholder in the merger (including any portion of the gain that is treated as a dividend and excluding any gain recognized as a result of cash received in lieu of a fractional share); and

•	the holding period of the shares of UnitedHealth Group common stock received by a PacifiCare stockholder in the merger will include the holding period of the stockholder’s PacifiCare common stock exchanged in the merger.

Potential Treatment of Cash as a Dividend

In general, the determination of whether gain recognized by a PacifiCare stockholder will be treated as capital gain or a dividend distribution will depend upon whether, and to what extent, the merger reduces the PacifiCare stockholder’s deemed percentage stock ownership interest in UnitedHealth Group. For purposes of this determination, a PacifiCare stockholder will be treated as if the stockholder first exchanged all of its PacifiCare common stock solely for UnitedHealth Group common stock (instead of the combination of UnitedHealth Group common stock and cash actually received) and then UnitedHealth Group immediately redeemed a portion of that UnitedHealth Group common stock in exchange for the cash the stockholder received in the merger. The gain recognized in the exchange followed by the deemed redemption will be treated as capital gain if, with respect to the PacifiCare stockholder, the deemed redemption is “substantially disproportionate” or “not essentially equivalent to a dividend.”

In general, the deemed redemption will be “substantially disproportionate” with respect to a PacifiCare stockholder if the percentage described in (2) below is less than 80% of the percentage described in (1) below. Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a PacifiCare stockholder will depend on the stockholder’s particular circumstances. In order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the PacifiCare stockholder’s deemed percentage stock ownership of UnitedHealth Group common stock. In general, that determination requires a comparison of (1) the percentage of the outstanding voting stock of UnitedHealth Group that the PacifiCare stockholder is deemed actually and constructively to have owned immediately before the deemed redemption by UnitedHealth Group and (2) the percentage of the outstanding voting stock of UnitedHealth Group actually and constructively owned by the stockholder immediately after the deemed redemption by UnitedHealth Group. In applying the foregoing tests, a stockholder may, under constructive ownership rules, be deemed to own stock in addition to stock actually owned by the stockholder, including stock owned by other persons and stock subject to an option held by such stockholder or by other persons. Because the constructive ownership rules are complex, each PacifiCare stockholder should consult its own tax advisor as to the applicability of these rules. The IRS has indicated that a minority stockholder in a publicly traded corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is considered to have a “meaningful reduction” if that stockholder has any reduction in its percentage stock ownership under the foregoing analysis.

Cash Received in Lieu of a Fractional Share

To the extent that a PacifiCare stockholder receives cash in lieu of a fractional share of common stock of UnitedHealth Group, the stockholder will be deemed to have received that fractional share in the merger and then to have received the cash in redemption of that fractional share. The stockholder generally will recognize capital gain or loss equal to the difference between the cash received and the portion of the stockholder’s tax basis in the shares of PacifiCare common stock surrendered allocable to that fractional share. This gain or loss generally will be long-term capital gain or loss if the holding period for those shares of PacifiCare common stock is more than one year as of the date of the merger.

Backup Withholding

Backup withholding at the applicable rate may apply with respect to certain payments, including cash received in the merger, unless a PacifiCare stockholder (1) is a corporation or is within certain other exempt categories and, when required, demonstrates this fact, or (2) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A PacifiCare stockholder who does not provide its correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the stockholder’s U.S. federal income tax liability, provided the stockholder furnishes certain required information to the IRS.

Reporting Requirements

A PacifiCare stockholder will be required to retain records pertaining to the merger and will be required to file with such PacifiCare stockholder’s U.S. federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.

TAX MATTERS REGARDING THE MERGER ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE MERGER TO ANY PARTICULAR PACIFICARE STOCKHOLDER WILL DEPEND ON THAT STOCKHOLDER’S PARTICULAR SITUATION. PACIFICARE STOCKHOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGE IN THE TAX LAWS TO THEM.

Accounting Treatment

UnitedHealth Group intends to account for the merger under the purchase method of accounting for business combinations. Under the purchase method of accounting, the total estimated purchase price is allocated to the net tangible and intangible assets of an acquired entity based on their estimated fair values as of the completion of the transaction. A final determination of these fair values will include management’s consideration of a valuation prepared by an independent valuation specialist. This valuation will be based on the actual net tangible and intangible assets of the acquired entity that exist as of the closing date of the transaction.

Restrictions on Sale of Shares by Affiliates of PacifiCare and UnitedHealth Group

The shares of UnitedHealth Group common stock to be received by PacifiCare’s stockholders in connection with the merger will be registered under the Securities Act and will be freely transferable, except for shares of UnitedHealth Group common stock issued to any person who is deemed to be an affiliate of either PacifiCare or UnitedHealth Group at the time of the special meeting. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with either PacifiCare or

UnitedHealth Group and may include the executive officers and directors, as well as the principal stockholders, of both companies. Affiliates may not sell their shares of UnitedHealth Group common stock acquired in connection with the merger except pursuant to:

•	an effective registration statement under the Securities Act covering the resale of those shares;

•	in accordance with Rule 145 under the Securities Act; or

•	an opinion of counsel or under a “no action” letter from the SEC, that such sale will not violate or is otherwise exempt from registration under the Securities Act.

The merger agreement requires PacifiCare to use its reasonable best efforts to cause each of its affiliates to execute a written agreement to the effect that such person will not offer to sell or otherwise dispose of any of the shares of UnitedHealth Group common stock issued to such person in or pursuant to the merger except in compliance with the Securities Act and the rules and regulations promulgated by the SEC thereunder. UnitedHealth Group’s registration statement on Form S-4, of which this proxy statement/prospectus forms a part, may not be used in connection with the resale of shares of UnitedHealth Group common stock received in the merger by affiliates.

Stock Market Listing

An application for listing the shares of UnitedHealth Group common stock to be issued in the merger on the New York Stock Exchange was filed with the New York Stock Exchange on                     , 2005. If the merger is completed, PacifiCare common stock will be delisted from the New York Stock Exchange and will be deregistered under the Exchange Act.

APPRAISAL RIGHTS FOR PACIFICARE STOCKHOLDERS

Under Delaware law, you have the right to dissent from the merger and to receive payment in cash for the fair value of your PacifiCare common stock, as determined by the Court of Chancery of the State of Delaware. PacifiCare stockholders electing to exercise appraisal rights must comply with the provisions of Section 262 of the Delaware General Corporation Law in order to perfect their rights. PacifiCare will require strict compliance with the statutory procedures. A copy of Section 262 is attached to this proxy statement/prospectus as Annex D.

The following is a brief summary of the material provisions of the Delaware statutory procedures required to be followed by a stockholder in order to dissent from the merger and perfect the stockholder’s appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 262 of the Delaware General Corporation Law. The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that PacifiCare stockholders exercise their right to seek appraisal under Section 262. If you wish to consider exercising your appraisal rights, you should carefully review the text of Section 262 contained in Annex D because failure to timely and properly comply with the requirements of Section 262 will result in the loss of your appraisal rights under Delaware law.

Section 262 requires that stockholders be notified not less than 20 days before the special meeting to vote on the merger that dissenters’ appraisal rights will be available. A copy of Section 262 must be included with such notice. This proxy statement/prospectus constitutes PacifiCare’s notice to its stockholders of the availability of appraisal rights in connection with the merger in compliance with the requirements of Section 262.

If you elect to demand appraisal of your shares, you must satisfy each of the following conditions:

1. You must deliver to PacifiCare a written demand for appraisal of your shares before the vote is taken on the merger agreement at the special meeting. This written demand for appraisal must be in addition to and separate from any proxy or vote abstaining from or voting against the merger. Voting against or failing to vote for the merger itself does not constitute a demand for appraisal under Section 262.

2. You must not vote in favor of the merger. A vote in favor of the merger, by proxy or in person, will constitute a waiver of your appraisal rights in respect of the shares so voted and will nullify any previously filed written demands for appraisal.

3. You must hold of record the shares of PacifiCare common stock on the date the written demand for appraisal is made and continue to hold the shares of record through the completion of the merger.

If you fail to comply with any of these conditions, and the merger is completed, you will be entitled to receive the shares of UnitedHealth Group common stock and cash payment for your shares of PacifiCare common stock as provided for in the merger agreement, but will have no appraisal rights with respect to your shares of PacifiCare common stock.

A proxy that is signed and does not contain voting instructions will, unless revoked, be voted in favor of the merger, and it will constitute a waiver of the stockholder’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the merger, or abstain from voting on the merger.

All demands for appraisal should be delivered before the vote on the merger is taken at the special meeting to the following address: PacifiCare, General Counsel, 5995 Plaza Drive, Cypress, CA 90630-5028, and should be executed by, or on behalf of, the record holder of the shares of PacifiCare common stock. The demand must reasonably inform PacifiCare of the identity of the stockholder and the intention of the stockholder to demand appraisal of his, her or its shares, and should specify the stockholder’s mailing address and the number of shares registered in the stockholder’s name.

To be effective, a demand for appraisal by a holder of PacifiCare common stock must be made by, or in the name of, such record stockholder, fully and correctly, as the stockholder’s name appears on his or her stock certificate(s) and cannot be made by the beneficial owner if he or she does not also hold the shares of record. The beneficial holder must, in such cases, have the record owner submit the required demand in respect of such shares.

If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made in such capacity; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a nominee for others, may exercise his, her or its right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In such case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of such record owner.

If you hold your shares of PacifiCare common stock in a brokerage or bank account or in other nominee form and you wish to exercise appraisal rights, you should consult with your broker or bank or such other nominee to determine the appropriate procedures for the making of a demand for appraisal by such nominee.

Within 10 days after the effective date of the merger, the surviving entity must give written notice of the date the merger became effective to each PacifiCare stockholder who has properly filed a written demand for appraisal and who did not vote in favor of the merger. Within 120 days after the effective date of the merger, either the surviving entity or any stockholder who has complied with the requirements of Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all stockholders entitled to appraisal. The surviving entity has no obligation to file such a petition in the event there are dissenting stockholders and has no present intention to do so. Accordingly, the failure of a stockholder to file such a petition within the period specified could nullify such stockholder’s previous written demand for appraisal.

At any time within 60 days after the effective date of the merger, any stockholder who has demanded an appraisal has the right to withdraw the demand and to accept the shares of UnitedHealth Group common stock and cash payment specified by the merger agreement for his or her shares of PacifiCare common stock. Any attempt to withdraw an appraisal demand more than 60 days after the effective date of the merger will require the written approval of the surviving entity. Within 120 days after the effective date of the merger, any stockholder who has complied with Section 262 will be entitled, upon written request, to receive a statement setting forth the aggregate number of shares of PacifiCare common stock not voted in favor of the merger, and the aggregate number with respect to which demands for appraisal have been received, and the aggregate number of holders of such shares. Such statement must be mailed within ten days after a written request has been received by the surviving entity or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving entity, the surviving entity will then be obligated within 20 days after receiving service of a copy of the petition to provide the Chancery Court with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares. After notice to dissenting stockholders, the Chancery Court is empowered to conduct a hearing upon the petition, to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Chancery Court may require the stockholders who have demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Chancery Court may dismiss the proceedings as to such stockholder.

After determination of the stockholders entitled to appraisal of their shares of PacifiCare common stock, the Chancery Court will appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid. When the value is determined the Chancery Court will direct the payment of such value, with interest thereon accrued during the pendency of the proceeding, if the Chancery Court so determines, to the stockholders entitled to receive the same, upon surrender by such holders of the certificates representing such shares.

In determining fair value, the Chancery Court is required to take into account all relevant factors. You should be aware that the fair value of your shares as determined under Section 262 could be more, the same, or less than the value that you are entitled to receive pursuant to the merger agreement.

Costs of the appraisal proceeding may be imposed upon the surviving entity and the stockholders participating in the appraisal proceeding by the Chancery Court as the Chancery Court deems equitable in the circumstances. Upon the application of a stockholder, the Chancery Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Any stockholder who had demanded appraisal rights will not, after the effective date of the merger, be entitled to vote shares subject to such demand for any purpose or to receive payments of dividends or any other distribution with respect to such shares (other than with respect to payment as of a record date prior to the effective date); however, if no petition for appraisal is filed within 120 days after the effective date of the merger, or if such stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the merger within 60 days after the effective date of the merger, then the right of such stockholder to appraisal will cease and such stockholder will be entitled to receive the shares of UnitedHealth Group common stock and cash payment for shares of his or her PacifiCare common stock pursuant to the merger agreement. Any withdrawal of a demand for appraisal made more than 60 days after the effective date of the merger may only be made with the written approval of the surviving entity and must, to be effective, be made within 120 days after the effective date.

In view of the complexity of Section 262, PacifiCare stockholders who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

Failure to take any required step in connection with exercising appraisal rights may result in the termination or waiver of such rights.

THE MERGER AGREEMENT

The following summary describes certain material provisions of the merger agreement. This summary is not complete and is qualified in its entirety by reference to the complete text of the merger agreement, which is attached to this proxy statement/prospectus as Annex A and made part of this proxy statement/prospectus. UnitedHealth Group and PacifiCare urge you to read carefully the merger agreement in its entirety because this summary may not contain all the information about the merger agreement that is important to you.

The merger agreement has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about UnitedHealth Group or PacifiCare. Such information can be found elsewhere in this document and in the other public filings each of us makes with the SEC, which are available without charge at www.sec.gov.

The representations and warranties described below and included in the merger agreement were made by each of UnitedHealth Group and PacifiCare to the other. These representations and warranties were made as of specific dates and may be subject to important qualifications, limitations and supplemental information agreed to by UnitedHealth Group and PacifiCare in connection with negotiating the terms of the merger agreement. In addition, the representations and warranties may have been included in the merger agreement for the purpose of allocating risk between UnitedHealth Group and PacifiCare rather than to establish matters as facts. The merger agreement is described in, and included as Annex A hereto, only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding PacifiCare, UnitedHealth Group or their respective businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, and you should read the information provided elsewhere in this document and in the documents incorporated by reference into this document for information regarding UnitedHealth Group and PacifiCare and their respective businesses. See the section entitled “Certain Information Regarding UnitedHealth Group and PacifiCare” beginning on page 143 of this proxy statement/prospectus.

Structure of the Merger and Conversion of PacifiCare Common Stock and Equity-Based Awards

In accordance with the merger agreement and Delaware law, PacifiCare will merge with and into Point Acquisition, a direct wholly owned subsidiary of UnitedHealth Group. As a result of the merger, the separate corporate existence of PacifiCare will cease, and Point Acquisition will survive as a wholly owned subsidiary of UnitedHealth Group.

Upon completion of the merger, each outstanding share of PacifiCare common stock, other than shares held by PacifiCare as treasury stock, or subsidiaries of PacifiCare or by holders who perfect appraisal rights under Delaware law, will be canceled and converted into the right to receive 1.1 shares of common stock of UnitedHealth Group and $21.50 in cash. The cash payment and the number of shares of UnitedHealth Group common stock issuable in the merger will be proportionately adjusted for any stock split, stock dividend, recapitalization or similar event with respect to UnitedHealth Group common stock or PacifiCare common stock effected between the date of the merger agreement and the completion of the merger.

No fractional shares of UnitedHealth Group common stock will be issued in connection with the merger. Instead, PacifiCare stockholders will receive an amount of cash (rounded to the nearest whole cent) in lieu of a fraction of a share of UnitedHealth Group common stock equal to the product of such fraction multiplied by the closing price for a share of UnitedHealth Group common stock on the New York Stock Exchange on the closing date of the merger or, if such date is not a trading day, the trading day immediately preceding the closing date of the merger.

Upon completion of the merger, except as noted below, all PacifiCare stock options issued under PacifiCare benefit plans will fully vest and be assumed by UnitedHealth Group, and will be converted into options to purchase shares of UnitedHealth Group common stock, preserving the economics of the award effective immediately prior to completion of the merger with respect to the PacifiCare option (other than with respect to options that may be granted in 2006 or after, which may vest only in part or not at all as described in more detail above (see the section entitled “The Merger—Interests of Certain Persons in the Merger” on page 83 of this proxy statement/prospectus)). Each substitute option will be exercisable for, and represent the right to acquire, that whole number of shares of UnitedHealth Group common stock (rounded down to the next whole share) equal to the number of shares of PacifiCare common stock subject to such award multiplied by the option exchange ratio (which is the sum of the exchange ratio plus a number equal to the quotient of the cash consideration divided by the per share closing trading price of UnitedHealth common stock on the trading day immediately prior to the closing date), and the per share exercise price of the substitute UnitedHealth Group option will be determined by dividing the per share exercise price (being rounded up to the next 100th of a cent) applicable to the PacifiCare stock option immediately prior to the merger by the option exchange ratio.

All outstanding shares of PacifiCare common stock issued under PacifiCare benefit plans that are subject to forfeiture risk will, except as noted below, fully vest as of the consummation of the merger and be converted into the right to receive the merger consideration (other than restricted shares granted in 2006 or after, which may vest if at all as described in more detail above (see the section entitled “The Merger—Interests of Certain Persons in the Merger” on page 83 of this proxy statement/prospectus)). Restricted stock units and deferred stock units will become fully vested as of the consummation of the merger and will become immediately distributable in the form of the merger consideration. For further information concerning the treatment of stock options and other equity-based awards in the merger, please see the section entitled “The Merger—Interests of Certain Persons in the Merger” on page 83 of this proxy statement/prospectus.

The Merger Agreement grants UnitedHealth Group the right to request that the merger be effected by converting Point Acquisition into a Delaware corporation and merging it with and into PacifiCare. However, this right can only be exercised if such alternate structure still allows for the delivery of legal opinions to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the alternate structure will not (i) result in any change in the merger consideration, (ii) be materially adverse to the interests of UnitedHealth Group, PacifiCare, Point Acquisition or the respective stockholders of UnitedHealth Group or PacifiCare or (iii) unreasonably impede or delay consummation of the merger.

Closing and Effective Time

The closing of the merger will take place at 10:00 a.m. on a date that shall be no later than the second business day after satisfaction or waiver of all closing conditions, unless the parties agree in writing to another date or time. The merger will become effective at the time at which the certificate of merger has been duly filed with the Secretary of State of the State of Delaware, or at such other time as UnitedHealth Group and PacifiCare agree upon and specify in the certificate of merger.

Surrender of PacifiCare Stock Certificates

As soon as practicable after the effective time of the merger, Wells Fargo, the exchange agent for the merger, will mail to each record holder of PacifiCare common stock a transmittal letter that will detail the procedures for record holders to exchange PacifiCare common stock certificates for UnitedHealth Group common stock certificates and the cash payment including cash in lieu of any fractional shares and any dividends to which you might be entitled to at that time. Do not surrender your certificates before the effective time of the merger and do not send them in with your proxy. After the effective time of the merger, transfers of PacifiCare common stock will not be registered on PacifiCare stock transfer books.

Dividends

You will be entitled to receive dividends or other distributions on UnitedHealth Group common stock with a record date after the merger is completed, but only after you have surrendered your PacifiCare stock certificates.

If there is any dividend or other distribution on UnitedHealth Group common stock with a record date after the merger, you will receive the dividend or distribution promptly after the later of the date that your UnitedHealth Group shares are issued to you in exchange for your PacifiCare certificates and the date the dividend or other distribution is paid to all UnitedHealth Group shareholders.

Representations and Warranties

Each of PacifiCare, UnitedHealth Group and Point Acquisition made a number of representations and warranties in the merger agreement regarding its authority to enter into the merger agreement and to complete the merger and the other transactions contemplated by the merger agreement, and with regard to certain aspects of its respective business, financial condition, structure and other facts pertinent to the merger.

The representations and warranties made by PacifiCare cover the following topics as they relate to PacifiCare and in certain instances its subsidiaries:

1.	organization, standing and corporate power;

2.	ownership of subsidiaries;

3.	capital structure;

4.	authority to enter into the merger agreement and to consummate the merger;

5.	absence of conflicts between the merger agreement and PacifiCare’s organizational documents, certain contracts, or applicable law;

6.	governmental approvals;

7.	filings and reports with the SEC;

8.	absence of undisclosed liabilities;

9.	information supplied by PacifiCare in the proxy statement/prospectus and the related registration statement of UnitedHealth Group;

10.	absence of certain changes in business since December 31, 2004;

11.	absence of litigation;

12.	matters relating to contracts;

13.	compliance with applicable laws;

14.	employee benefit plans;

15.	taxes;

16.	intellectual property and software;

17.	properties and assets;

18.	environmental matters;

19.	transactions with related parties;

20.	fees and commissions related to investment bankers, financial advisors or brokers engaged in connection with the merger;

21.	opinions of financial advisors;

22.	statutory financial statements;

23.	financial reserves reported in filings with the SEC and state regulatory agencies;

24.	capital or surplus maintenance requirements; and

25.	PacifiCare’s rights agreement.

Certain aspects of the representations and warranties covering the topics set forth above are qualified by the concept of material adverse effect, which is discussed in the section entitled “—Concept of Material Adverse Effect” beginning on page 102 of this proxy statement/prospectus, as well as certain exceptions set forth in the disclosure letter delivered by PacifiCare in connection with the merger agreement.

The representations made by UnitedHealth Group and Point Acquisition cover the following topics as they relate to UnitedHealth Group, Point Acquisition and in certain instances UnitedHealth Group’s other subsidiaries:

1.	organization, standing and corporate power;

2.	capital structure;

3.	authority to enter into the merger agreement and to consummate the merger;

4.	absence of conflicts between the merger agreement and UnitedHealth Group’s organizational documents, certain contracts or applicable law;

5.	governmental approvals;

6.	filings and reports with the SEC;

7.	information supplied by UnitedHealth Group and Point Acquisition in the proxy statement/prospectus and the related registration statement of UnitedHealth Group;

8.	absence of certain changes in business since December 31, 2004;

9.	absence of litigation;

10.	compliance with applicable laws;

11.	no previous business activities of Point Acquisition;

12.	no requirement for UnitedHealth Group shareholders to approve the merger; and

13.	tax matters with respect to the reorganization treatment of the merger and Point Acquisition.

Certain aspects of the representations and warranties covering the topics above are qualified by the concept of material adverse effect, which is discussed in the section entitled “—Concept of Material Adverse Effect” beginning on page 102 of this proxy statement/prospectus, as well as certain exceptions set forth in the disclosure letter delivered by UnitedHealth Group in connection with the merger agreement.

The representations and warranties in the merger agreement are complicated and not easily summarized. You are urged to carefully read the sections in the merger agreement under the headings “Representations and Warranties of the Company” and “Representations and Warranties of Parent and Merger Sub.”

Concept of Material Adverse Effect

Many of the representations and warranties contained in the merger agreement are qualified by the concept of “material adverse effect.” This concept also applies to some of the covenants and conditions to the merger described in the section entitled “—Conditions to the Merger” beginning on page 109 of this proxy statement/prospectus, as well as to termination of the merger agreement for breaches of representations and warranties as described in the section entitled “—Termination of the Merger Agreement” beginning on page 110 of this proxy statement/prospectus.

For purposes of the merger agreement, the concept of material adverse effect with respect to PacifiCare means any change, effect, event, circumstance, occurrence or state of facts that is materially adverse to the business, financial condition or results of operations of PacifiCare and its subsidiaries, taken as a whole, other than any change, effect, event, circumstance, occurrence or state of facts relating to:

•	the economy or the financial markets in general that does not specifically relate to PacifiCare and its subsidiaries and is not more adverse to PacifiCare than to other companies in its industries;

•	the industries in which PacifiCare and its subsidiaries operate in general that does not specifically relate to PacifiCare and is not more adverse to PacifiCare and its subsidiaries than to other companies in its industries;

•	the announcement of the execution of the merger agreement or the transactions contemplated thereby or the identity of UnitedHealth Group;

•	changes in applicable laws or regulations after the date of the merger agreement that do not specifically relate to PacifiCare and are not more adverse to PacifiCare and its subsidiaries than to other companies in its industries;

•	changes in generally accepted accounting principles or regulatory accounting principles after the date of the merger agreement that do not specifically relate to PacifiCare and its subsidiaries and are not more adverse to PacifiCare than to other companies in its industries;

•	liabilities of PacifiCare for judgments, settlements and other costs in connection with certain pending or threatened litigations, mediations, arbitrations and investigations that are not in excess of specified amounts; or

•	certain litigations which PacifiCare has disclosed.

For purposes of the merger agreement, the concept of material adverse effect with respect to UnitedHealth Group means any change, effect, event, circumstance, occurrence or state of facts that is materially adverse to the business, financial condition or results of operations of UnitedHealth Group and its subsidiaries, taken as a whole, other than any change, effect, event, circumstance, occurrence or state of facts relating to:

•	the economy or the financial markets in general that does not specifically relate to UnitedHealth Group and is not more adverse to UnitedHealth Group and its subsidiaries than to other companies in its industries;

•	the industries in which UnitedHealth Group and its subsidiaries operate in general that does not specifically relate to UnitedHealth Group and is not more adverse to UnitedHealth Group and its subsidiaries than to other companies in its industries;

•	the announcement of the execution of the merger agreement or the transactions contemplated thereby or the identity of PacifiCare;

•	changes in applicable laws or regulations after the date of the merger agreement that do not specifically relate to UnitedHealth Group and are not more adverse to UnitedHealth Group and its subsidiaries than to other companies in its industries;

•	changes in generally accepted accounting principles or regulatory accounting principles after the date of the merger agreement that does not specifically relate to UnitedHealth Group and is not more adverse to UnitedHealth Group and its subsidiaries than to other companies in its industries; or

•	certain litigations which UnitedHealth Group has disclosed.

PacifiCare’s Conduct of Business Before Completion of the Merger

PacifiCare has agreed that, except as required by applicable law, set forth in the disclosure letter delivered by PacifiCare to UnitedHealth Group in connection with the merger agreement or as expressly permitted by the merger agreement, until the merger agreement is terminated or the merger is completed, PacifiCare and its subsidiaries will operate their businesses in the ordinary course consistent with past practice and will use commercially reasonable efforts to preserve current business organizations, keep available the services of current officers, employees and consultants and preserve certain of their relationships, including with customers, suppliers, providers, members, distributors and others having business dealings with PacifiCare or any of its subsidiaries. PacifiCare has also agreed that, except as required by applicable law, as expressly permitted by the merger agreement or upon obtaining UnitedHealth Group’s written consent (which may not be unreasonably withheld or delayed), until the merger is completed, PacifiCare and its subsidiaries will conduct their businesses in compliance with specific restrictions relating to, among others, the following:

•	the declaration of dividends or other distributions, the split, combination or reclassification of capital stock, or the purchase, redemption or other acquisition of PacifiCare capital stock;

•	the issuance, sale, delivery, grant, pledge or other encumbrance of securities, options or other equity-based awards, other than (1) pursuant to outstanding options, convertible debt, deferred stock units and restricted stock units, (2) grants to employees hired or promoted within 60 days prior to, or anytime after, the date the merger agreement is signed or, if the merger is not completed until 2006, under PacifiCare stock plans as permitted in an applicable disclosure letter and (3) issuances of shares under PacifiCare’s employee stock purchase plan;

•	the amendment of any of PacifiCare’s or its subsidiaries’ certificates of incorporation or bylaws;

•	the acquisition (1) by merger, consolidation, asset purchase or otherwise of any business or in any business or equity interest of another person or (2) of assets in excess of $1.0 million individually or $2.0 million in the aggregate;

•	the sale, lease, license, encumbrance or disposition of property or assets with a fair market value in excess of $3.0 million individually or $7.5 million in the aggregate, other than (1) permitted liens, (2) obsolete property or assets and/or (3) in the ordinary course of business;

•	unbudgeted 2005 capital expenditures involving the purchase of real property or in excess of $3.0 million individually, or $7.5 million in the aggregate;

•	unbudgeted 2006 capital expenditures in excess of a specified amount;

•	the repurchase or prepayment of any indebtedness (except as required by the terms of such indebtedness), the incurrence or guarantee of any indebtedness or the issuance of any debt securities (other than pursuant to existing credit facilities or lines of credit) or the making of any other loans, advances, capital contributions or investments in excess of $375,000 in the aggregate, other than advances to physicians or physician groups that would be treated as loans in the ordinary course of business and investments in PacifiCare or any of its subsidiaries;

•	other than certain stockholder litigation that may be settled by PacifiCare without the consent of UnitedHealth Group in connection with the proposed merger, (1) the payment, discharge or settlement of claims, liabilities or obligations (i) relating to any litigations, mediations, arbitrations or investigations except for pending litigations, mediations, arbitrations and investigations that are not in excess of a specified amount, (ii) involving a material limitation on the conduct of business of PacifiCare or any of its subsidiaries or (2) the waiver or release of any right of PacifiCare or its subsidiaries with a value exceeding $375,000 (other than certain waivers in the ordinary course of business);

•	the modification, amendment or termination of any of the largest customer contracts, the largest provider contracts, the largest broker contracts or any of the Medicare Advantage contracts except for non-material modifications, amendments or terminations that are made in the ordinary course of business or that would not in the aggregate materially and adversely effect the value of PacifiCare’s network;

•

the modification or amendment of PacifiCare’s rights agreement (except as required by the merger agreement) or the entering into, modification, amendment or termination of, (1) any contract, if doing so would have a material adverse affect on PacifiCare, impair in any material respect its ability to perform its obligations under the merger agreement or prevent or materially delay the consummation of the transactions contemplated by the merger agreement, (2) any contract which involves PacifiCare or its subsidiaries incurring a liability in excess of $3.0 million individually or $7.5 million in the aggregate and which is not terminable without penalty upon one year or less notice (other than contracts or amendments entered into in the ordinary course of business with PacifiCare’s customers or providers),

(3) contracts whereby PacifiCare or its subsidiaries grants intellectual property rights or (4) any covenant in any contract restricting PacifiCare’s or its subsidiaries’ ability to compete (other than exclusivity provisions made in the ordinary course of business in Medicare or Medicare provider contracts);

•	the entering into any material contract if the completion of the transactions contemplated by, or compliance with, the merger agreement would reasonably be expected to conflict with or result in a violation, breach or default of such contract or result in the creation of liens or rights of termination, cancellation or acceleration of an obligation or loss of benefit under such contract;

•	except as required to comply with applicable law, any PacifiCare contract or certain specified PacifiCare benefit plans, the increase of compensation or fringe benefits, the payment of bonuses (other than in the ordinary course of business and except for pro rata bonuses to employees prior to the consummation of the merger) or the payment of benefits not provided for under a benefit plan or contract to current or former officers, directors, employees or consultants except in the ordinary course of business, the grant of awards under benefits plans, except for grants to recent hires and promotions or the crediting of deferred stock units or restricted stock units in the ordinary course of business, the taking of any action to fund or secure the payment of compensation or benefits under any contract or benefit plan (except as provided in an applicable disclosure letter), the exercise of any discretion to accelerate the vesting or payment of any compensation or benefit under any contract or benefit plan, the material change of any actuarial or other assumption used to calculate funding obligations with respect to any benefit plan or the change of any manner in which contributions to any PacifiCare plan are made or determined, or the adoption of any new employee benefit plan or arrangement or the amendment, modification or termination of any existing benefit plan for the benefit of any current or former director, officer, employee or consultant, other than as required by any tax qualification requirement or as necessary or advisable to comply with the requirements of certain IRS provisions;

•	the adoption or entering into any collective bargaining agreement or labor union contract;

•	the use of reasonable efforts to maintain existing insurance policies or comparable replacement policies;

•	change its fiscal year, revalue any of its material assets or make changes in financial, statutory or tax accounting methods, principles, or practices or make any material change in actuarial or reserving methods, principles or practices, except as required by generally accepted accounting principles, statutory accounting principles or applicable law;

•	the making of any material tax election, settlement of material tax liabilities or agreement to extend the statute of limitations with respect to material taxes;

•	the modification of investment, hedging, underwriting or claims administration policies, practices or principles that would be material to PacifiCare and its subsidiaries taken as a whole, except as required to comply with generally accepted accounting principles, statutory accounting principles or applicable law; or

•	the authorizing of any of, or committing, proposing or agreeing to take any of, the foregoing actions.

The agreements related to the conduct of PacifiCare’s business in the merger agreement are complicated and not easily summarized. You are urged to carefully read the sections in the merger agreement under the heading “Covenants Relating to Conduct of Business.”

UnitedHealth Group has agreed that, until completion of the merger, it will not:

•	amend its articles or bylaws in a manner materially adverse to PacifiCare’s stockholders;

•	declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than dividends or distributions by a direct or indirect wholly owned subsidiary of UnitedHealth Group to its parent company or regular cash dividends paid in the ordinary course of business consistent with past practice; or

•	authorize any of, or commit, propose or agree to take any of, the foregoing actions.

No Solicitation of Transactions

Until the merger is completed or the merger agreement is terminated, PacifiCare has agreed that it will not, nor will it authorize or permit any of its subsidiaries to, nor will it authorize or permit any of its officers, directors or employees or any investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives to, whether directly or indirectly:

•	solicit, initiate, cause, knowingly encourage or knowingly facilitate, any inquiries or takeover proposals (as described below); or

•	participate in discussions or negotiations with, or furnish any information to, a third party in connection with or in furtherance of a takeover proposal.

PacifiCare has also agreed to instruct its officers, directors and employees and any investment bankers, financial advisors, attorneys, accountants and other advisors, agents or representatives to terminate discussions with third parties regarding takeover proposals and request the return or destruction of any confidential information provided in relation to such discussions.

However, prior to the special meeting, PacifiCare may, in response to an unsolicited bona fide written takeover proposal by a third party and after giving prompt written notice to UnitedHealth Group, furnish information to, pursuant to a confidentiality agreement no less restrictive than the one with UnitedHealth Group, and participate in discussions or negotiations with, such third party regarding a takeover proposal if:

•	PacifiCare’s board of directors determines in good faith, after receiving advice of a financial advisor of nationally recognized reputation and its outside legal counsel, that the takeover proposal constitutes or is reasonably likely to constitute a superior proposal (as described below), and

•	PacifiCare’s board of directors determines in good faith, after receiving advice from its outside counsel, that there is a reasonable probability that failure to take such action would result in PacifiCare’s board of directors breaching its fiduciary duties under applicable law.

A takeover proposal is any inquiry, proposal or offer (other than the merger) for (1) a merger, consolidation or other business combination involving PacifiCare, (2) the issuance of 20% or more of the equity securities of PacifiCare as consideration for the assets or securities of a third party or (3) the acquisition of 20% or more of PacifiCare’s assets or equity securities. A superior proposal is a bona fide written takeover proposal to acquire 50% or more of the outstanding capital stock of PacifiCare, or all or substantially all of the assets of PacifiCare and its subsidiaries, taken as a whole, (1) on terms that the PacifiCare board determines, in good faith, after receiving advice from a financial advisor of nationally recognized reputation and its outside legal counsel, to be more favorable to PacifiCare’s stockholders than the terms of the merger and (2) which is reasonably likely to be completed, taking into account any approval requirements and all other financial, legal, regulatory and other aspects of such proposal.

PacifiCare’s board of directors may not withdraw (or modify in a manner adverse to UnitedHealth Group) its approval or recommendation of the merger agreement or the merger or approve, adopt or recommend any takeover proposal or enter into an agreement constituting or related to a takeover proposal, unless (1) following the receipt of an unsolicited takeover proposal the board of directors of PacifiCare determines in good faith after receiving the advice of a financial advisor and its outside counsel that such takeover proposal is a superior proposal or (2) the occurrence of a material adverse effect with respect to UnitedHealth Group, PacifiCare’s board of directors determines in good faith after receiving the advice of its outside counsel that there is a reasonable probability that failure to take such action would result in the board breaching its fiduciary duties, and PacifiCare provides four business days’ prior written notice to UnitedHealth Group of such action, along with copies of any written offer or proposal relating to such takeover proposal. PacifiCare has agreed to provide UnitedHealth Group with prompt notice of any inquiry PacifiCare reasonably believes could lead to a takeover proposal, the terms of such inquiry and the identity of the person making such inquiry, and to keep UnitedHealth Group fully informed of the status and details of any such inquiry.

Additionally, PacifiCare’s board of directors is not prohibited from taking and disclosing to PacifiCare’s stockholders a position contemplated by Rules 14d-9 or 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act. Furthermore, PacifiCare’s board of directors is not prohibited from making any required disclosure to PacifiCare stockholders if in the good faith judgment of the board of directors (after receiving advice of its outside counsel), failure to so disclose would be inconsistent with its obligations under applicable law.

For purposes of the foregoing, any violation of the restrictions described in this portion of the merger agreement summary by any director, officer or employee of PacifiCare or any of its subsidiaries, or any investment banker, financial advisor, attorney, accountant or other advisor, agent or representative of PacifiCare is deemed to be a breach of the relevant restriction by PacifiCare.

Reasonable Best Efforts

Each of UnitedHealth Group and PacifiCare has agreed to use its reasonable best efforts to take all actions necessary, proper or advisable to complete the merger and the transactions contemplated by the merger agreement as expeditiously as practicable, including, among other things, obtaining all governmental and third party consents and approvals and avoiding impediments under any insurance, health, antitrust, merger control, competition, trade regulation or other law that may be asserted by any governmental authority with respect to the merger agreement and the merger and the other transactions contemplated by the merger agreement necessary to satisfy the closing conditions as promptly as practicable. Notwithstanding this covenant, nothing shall require UnitedHealth Group to take a Negative Regulatory Action. A “Negative Regulatory Action” is any action that would cause UnitedHealth Group to (a) agree to, or proffer to, divest or hold separate any assets or any portion of any business of UnitedHealth Group or any of its subsidiaries or, assuming completion of the merger, PacifiCare or any of its subsidiaries, (b) not compete in any geographic area or line of business, (c) restrict the manner in which, or whether, UnitedHealth Group or PacifiCare or any of their respective affiliates may carry on business in any part of the world or restrict the exercise of the full rights of ownership, (d) agree to any restriction, limitation, obligation or qualification or (e) make any payments, which, in the case of any clauses (a) through (e), (i) would have, or would be reasonably likely to have, a material adverse effect on PacifiCare and its subsidiaries, taken as a whole (measuring such effect on UnitedHealth Group at the level of what would be material to PacifiCare), or UnitedHealth Group and its subsidiaries, taken as a whole, or (ii) would, or would be reasonably likely to, materially impair the benefits reasonably expected to be derived by UnitedHealth Group from the transactions contemplated by the merger agreement; for purposes of determining whether a material adverse effect or a material impairment, in each case as described above, has occurred, UnitedHealth Group and PacifiCare agreed to exclude from any such determination the aggregate amount of the effects (1) of the actions of the type described in clauses (a), if any, (b), if any, (c), (d) and (e) above, that were imposed, required, agreed to or consented to by state governmental authorities in any of the precedent health care transactions, such exclusion to be limited to the extent such effects are comparable to or lesser than those that were imposed, required or agreed to or consented to by state governmental authorities in such precedent health care transactions (giving consideration to all relevant factors, including the comparability of such precedent health care transactions to the merger and the amount, degree, scope and duration of such effects of any such actions in the aggregate); or (2) resulting from or arising out of changes in the business plans or operations of (x) UnitedHealth Group or its subsidiaries that have a material effect on UnitedHealth Group’s or its subsidiaries’ ability to satisfy or comply with statutory requirements of the filings under applicable law relating to the consents, approvals, authorizations, orders, permits, waivers or waiting period expirations or terminations required in connection with the merger or (y) PacifiCare or its subsidiaries, which in any case under clause (x) or (y), are proposed by UnitedHealth Group or its subsidiaries to be effective on and after the completion of the merger, but not changes in the business plans or operations requested or demanded by governmental authorities. For purposes of the merger agreement, precedent health care transaction means any acquisition, merger or similar transaction of a publicly traded company in the health insurance or managed health care industries which was consummated within the 24 month period prior to July 6, 2005.

Each of UnitedHealth Group and PacifiCare has also agreed that in the event any action of a type described in clauses (a), if any, (b), if any, (c), (d) or (e) above was imposed, required, agreed to, or consented to by state governmental authorities in more than one of the precedent health care transactions, that the action of such type having the greatest adverse effect in any of the precedent health care transactions must be used for purposes of determining both (i) comparability of the precedent health care transactions to the merger and the amount, degree, scope and duration of effects, and (ii) the effects which are excluded from the determination of whether a material adverse effect or a material impairment, in each case described above, has occurred.

Each of UnitedHealth Group and PacifiCare has agreed to use their reasonable best efforts to cooperate with each other in connection with any filings or communications with government authorities relating to the merger and they agreed not to independently participate in any meetings or substantial conversations with a government authority or to enter into material understanding, undertaking or agreement with a governmental authority without the other party’s prior review and approval (except that UnitedHealth Group does not need to seek PacifiCare’s approval for any understanding, undertaking or agreement that takes effect only upon completion of the merger).

Each of UnitedHealth Group and PacifiCare has agreed to use its reasonable best efforts to resolve such objections as may be asserted by any governmental authority. In connection therewith, if any action or proceeding is instituted or threatened to be instituted by certain governmental authorities, each of UnitedHealth Group and PacifiCare will cooperate and use its reasonable best efforts to contest, resist or avoid any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order that is in effect and that prohibits, prevents, materially delays or materially restricts completion of the merger. However, notwithstanding the foregoing, UnitedHealth Group is not obligated to take any action if it would result in a Negative Regulatory Action.

UnitedHealth Group also agreed that before entering into any agreement to acquire any health insurance or managed healthcare business or any entity or any business organization or division engaged in such business with significant operations in the states of California or Texas, UnitedHealth Group must consult in good faith with PacifiCare and may not enter into any such agreement if UnitedHealth Group determines in its reasonable discretion that such acquisition would or would reasonably be expected to impose any material delay in obtaining, or materially increase the risk of not obtaining, any relevant consent with respect to the merger. If UnitedHealth Group reasonably determines that such acquisition would not, and would not reasonably be expected to, impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any governmental consent relating to the merger, then UnitedHealth Group may enter into such agreement. If UnitedHealth Group enters into such agreement, then UnitedHealth Group agrees to (i) promptly make the relevant filings with and promptly thereafter inquire of the applicable governmental authority as to whether such acquisition would, or would reasonably be expected to, impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any governmental consent required to complete the merger and (ii) promptly withdraw from any such acquisition, terminate such agreement and not pursue such acquisition if any governmental authority indicates that such acquisition would, or would reasonably be expected to, impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any governmental consent relating to the merger.

Employee Matters

UnitedHealth Group has agreed that, following the completion of the merger, it will provide to individuals who are employees of PacifiCare immediately prior to the completion of the merger and who remain employees with the surviving entity or any of UnitedHealth Group’s subsidiaries, compensation and employee benefits not less favorable in the aggregate than, at UnitedHealth Group’s election from time to time, those provided (1) pursuant to PacifiCare’s and its subsidiaries’ compensation and employee benefit policies, plans and programs immediately prior to the completion of the merger or (2) to similarly situated employees of UnitedHealth Group and its subsidiaries, including severance benefits provided under PacifiCare’s severance plan without adverse amendment for 1 year after the merger and certain other specified severance arrangements.

UnitedHealth Group has also agreed to, and will cause the surviving company in the merger to, waive pre-existing conditions exclusions, waiting periods and certain other requirements, provide credit for co-payments and deductibles paid prior to the completion of the merger and generally recognize prior service with PacifiCare for purposes of UnitedHealth Group’s benefit plans. UnitedHealth Group will, or will cause the surviving entity, to honor all accrued vacation, sick leave and other paid time off. In addition, UnitedHealth Group will, or will cause the surviving company in the merger to, pay a pro rata bonus to participants in certain PacifiCare bonus plans for the year in which, the merger is completed; such pro rata bonuses will be based on the participants target award for such year and will be for the period of the calendar year elapsed through the date the merger is completed. For 1 year after the merger UnitedHealth Group will continue the PacifiCare Supplemental Executive Retirement Plan in effect without adverse amendment.

PacifiCare has also agreed to use its reasonable best efforts to cause the executives who have entered into employment agreements with UnitedHealth Group not to repudiate or otherwise breach their employment agreements with UnitedHealth Group.

Other Covenants

In addition to the covenants and agreements described above, the parties have also agreed to various other covenants covering the following topics:

•	preparation and filing of this registration statement and holding the stockholder meeting;

•	access to information and confidentiality;

•	indemnification, exculpation and insurance of PacifiCare directors, officers and employees;

•	fees and expenses;

•	public announcements;

•	PacifiCare affiliates;

•	stock exchange listing of UnitedHealth Group common stock included as merger consideration;

•	tax-free reorganization treatment of the merger;

•	stockholder litigation relating to the merger agreement and the merger;

•	PacifiCare standstill agreements, confidentiality agreements and anti-takeover provisions;

•	letters of independent accountants; and

•	maintenance of PacifiCare’s reserves.

Conditions to the Merger

Each party’s obligations to complete the merger are subject to the prior satisfaction or waiver of each of the conditions specified in the merger agreement, including the following conditions that must be satisfied or waived, to the extent permitted by law or stock exchange rule, before the completion of the merger:

•	the merger agreement and the merger must be adopted by the holders of a majority of the outstanding shares of PacifiCare common stock as of the record date;

•	the shares of UnitedHealth Group common stock issuable to PacifiCare stockholders must be approved for listing, subject to official notice of issuance, on the New York Stock Exchange;

•	the waiting period (and any extension thereof) applicable to the merger pursuant to the HSR Act, or any other applicable competition, merger, antitrust or similar law must have expired or been terminated;

•	there must be no temporary restraining order, preliminary or permanent injunction or other order or decree issued by any court of competent jurisdiction or other statute, law, rule, legal restraint or prohibition in effect preventing the completion of the merger;

•	the registration statement, of which this proxy statement/prospectus is a part, must be effective under the Securities Act and must not be the subject of any stop order or proceedings seeking a stop order; and

•	specified regulatory consents and approvals must have been obtained and be in full force and effect;

•	the representations and warranties of the other party set forth in the merger agreement must be true and correct (without giving effect to materiality qualifiers) as of the date of the merger agreement and as of the date the merger is to be completed (except to the extent that such representations and warranties expressly related to an earlier date, in which case as of such earlier date), except where such failure to be true and correct individually or in the aggregate would not reasonably be expected to have a material adverse effect on the representing party (except the representations and warranties relating to PacifiCare capital stock (subject to de minimis exceptions) and absence of certain changes or events with respect to UnitedHealth Group or PacifiCare, as the case may be, which must be true in all respects);

•	the other party to the merger agreement must have performed in all material respects all of its obligations under the merger agreement; and

•	each party must have received an opinion of its counsel to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

The obligations of UnitedHealth Group and Point Acquisition to complete the merger are further subject to the satisfaction or waiver, to the extent permitted by law or stock exchange rule, of each of the following conditions specified in the merger agreement:

•	there shall not be pending any suit, action or proceeding by any federal or state governmental entity (1) challenging the acquisition or seeking to place limitations on the acquisition and ownership of shares of PacifiCare by UnitedHealth Group or Point Acquisition or to restrain or prohibit the completion of the merger which suit, action or proceeding UnitedHealth Group determines, in its reasonable discretion, has a reasonable possibility of being decided in favor of such governmental entity or could reasonably be expected to result in material damages or material harm to PacifiCare or UnitedHealth Group, (2) seeking to (i) prohibit or limit the ownership or operation of PacifiCare by UnitedHealth Group or Point Acquisition, (ii) compel the disposal of any business or assets as result of the merger, or (iii) impose any obligations on the operation of the business of UnitedHealth Group, PacifiCare or Point Acquisition, or (3) seeking to obtain damages, payments or legally binding assurances, which suit, action or proceeding in the case of (2) or (3) would reasonably be likely to have, individually or in the aggregate, a Negative Regulatory Action;

•	there must be no legal restraint in effect which would reasonably be expected to result in any of the effects set forth in (1) through (3) of the preceding bullet point; and

•	specified regulatory consents and approvals must have been obtained and be in full force and effect without conditions, restrictions, limitations, qualifications or requirements, which would reasonably be likely to constitute, individually or in the aggregate a Negative Regulatory Action.

Under applicable law and stock exchange rules, the parties are able to waive closing conditions with respect to pending litigation, representations and warranties, and performance of agreements and covenants. However, the merger agreement provides that neither party can waive the condition regarding the receipt of the opinion of its tax counsel following the adoption of the merger agreement by PacifiCare stockholders unless further stockholder approval is obtained with appropriate disclosure.

Termination of the Merger Agreement

The merger agreement may be terminated by mutual consent, or by either UnitedHealth Group or PacifiCare under any of the following circumstances, at any time before the completion of the merger, as summarized below:

•	if the merger is not completed through no fault of the terminating party by (i) May 5, 2006 or (ii) August 7, 2006, in the event that either party elects on or prior to May 5, 2006 to extend the termination date and on May 5, 2006 all conditions other than those relating to the absence of governmental litigation and governmental consents are satisfied or are capable of being satisfied;

•	if PacifiCare’s stockholders do not adopt the merger agreement at the special meeting;

•	if any legal restraint having the effect of permanently restraining, enjoining or otherwise prohibiting the merger shall be in effect and shall have become final and non-appealable; or

•	if the other party has breached any of its representations and warranties or failed to perform any of its covenants and the breach or failure to perform would give rise to the failure of the closing conditions relating to the accuracy of such party’s representations or compliance by such party of its covenants and such failure or breach is not cured or curable within 30 days following receipt of written notice of such breach or failure.

In addition, the merger agreement may be terminated by UnitedHealth Group within 45 days of the date on which the PacifiCare board of directors:

•	withdraws (or modifies in a manner adverse to UnitedHealth Group) its recommendation of the merger or the merger agreement or approves or recommends a takeover proposal (as defined in the section entitled “—No Solicitation of Transactions” beginning on page 106 of this proxy statement/prospectus); or

•	fails to publicly confirm its recommendation of the merger agreement and the merger within ten business days (or three business days if such request is initially received within ten business days of the special meeting) after a written request by UnitedHealth Group that it do so.

Payment of Termination Fee

Except as described below, whether the merger is completed or the merger agreement is terminated, all costs and expenses incurred in connection with the merger agreement and the merger will be paid by the party incurring the expense. The parties will split the costs of preparing and distributing this proxy statement/prospectus and all costs of filing the pre-merger notification and report under the HSR Act.

PacifiCare will be required to pay UnitedHealth Group a termination fee of $243.6 million under specified circumstances. The termination fee is payable:

•	if the merger agreement is terminated by UnitedHealth Group or PacifiCare (A) due to failure to complete the merger by May 5, 2006 or August 7, 2006, as applicable, and on the date of such termination PacifiCare’s stockholders have not yet voted on the merger agreement, or (B) due to the failure of PacifiCare’s stockholders to adopt the merger agreement, and in each case, (1) a takeover proposal has been communicated to PacifiCare or its stockholders after July 6, 2005 and at least one takeover proposal has not been withdrawn prior to the event giving rise to the right of termination (unless PacifiCare enters into an agreement or completes a takeover proposal with a party that withdrew its takeover proposal prior to the termination event) and (2) within one year after such termination, PacifiCare reaches a definitive agreement to consummate or consummates either (i) a takeover proposal with a person who after the date of the merger agreement made a takeover proposal prior to the termination event or (ii) a material takeover proposal with a person who since July 6, 2005 had not made a takeover proposal prior to such termination event;

•

if the merger agreement is terminated by UnitedHealth Group due to PacifiCare’s breach or failure to perform any of its representations, warranties, covenants or agreements set forth in the merger agreement, which breach or failure to perform would give rise to the failure of specified closing conditions relating to the accuracy of PacifiCare’s representations and compliance with its covenants, and such breach or failure to perform is not cured within 30 days following receipt of written notice from UnitedHealth Group and (A) PacifiCare’s breach or failure to perform that triggered such termination is willful, (B) a takeover proposal has been communicated to PacifiCare or its stockholders after July 6, 2005 and (C) within one year after such termination, PacifiCare enters into a definitive agreement to consummate or consummates either (1) a takeover proposal with a person who after July 6,

2005 made a takeover proposal prior to the termination event or (2) a material takeover proposal with a person who since July 6, 2005 had not made a takeover proposal prior to such termination event; or

•	if the merger agreement is terminated by UnitedHealth Group within 45 days after PacifiCare’s board of directors or any of its committees (1) withdraws or modifies, or proposes to withdraw or modify, its recommendation of the merger to PacifiCare’s stockholders in a manner adverse to UnitedHealth Group, or approves or recommends, or proposes publicly to approve or recommend, a takeover proposal other than the merger, or (2) fails to publicly confirm its recommendation of the merger agreement and the merger, within 10 days of written request by UnitedHealth Group (or 3 business days if such request is initially received within 10 business days of the PacifiCare stockholder meeting) (other than in the case of (1) or (2) above due to the occurrence of a material adverse effect with respect to UnitedHealth Group).

Failure to pay the termination fee promptly will require PacifiCare to pay UnitedHealth Group’s expenses in obtaining a judgment against PacifiCare as well as interest on the payments due at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

A “material takeover proposal” is any inquiry, proposal or offer for (1) a merger or other business combination in which PacifiCare’s stockholders immediately prior to such transaction will, immediately after such transaction, own less than 60% of the equity securities of PacifiCare if PacifiCare is the publicly traded parent company after such transaction or if PacifiCare is not the publicly traded parent company after such transaction, 60% or more of the parent company’s equity securities into which PacifiCare’s equity securities are converted, (2) a transaction in which PacifiCare’s directors immediately prior to such transaction will, immediately after such transaction, constitute less than 70% of the directors of PacifiCare if PacifiCare is the publicly traded parent company after such transaction or if PacifiCare is not the publicly traded parent company after such transaction, 70% or more of the directors of the parent company into which PacifiCare’s equity securities are converted, (3) the issuance of 40% or more of PacifiCare’s equity securities as consideration for the assets or securities of a third party or (4) the acquisition (other than (i) in the context of the issuance of equity securities of PacifiCare as consideration for the assets or the securities of another person or (ii) a transaction of a type listed in clause (1) above) of 20% or more of PacifiCare’s equity securities or assets that represent 20% or more of PacifiCare’s total consolidated assets.

The merger agreement does not provide for any circumstances under which UnitedHealth Group will be required to pay PacifiCare a termination fee.

Amendments, Extension and Waivers

The merger agreement may be amended by the parties before or after the PacifiCare stockholders adopt the merger agreement, provided that after such adoption, no amendment can be made that requires further stockholder approval without such approval having been obtained and no amendment can be made after the completion of the merger. All amendments to the merger agreement must be in a writing signed by each party.

At any time before the effective time of the merger, any party to the merger agreement may, to the extent legally allowed:

•	extend the time for the performance of any of the obligations or other acts of the other parties;

•	waive any inaccuracies in the representations and warranties contained in the merger agreement or any document delivered pursuant to the merger agreement; and

•	waive compliance by the other parties with any of the agreements or conditions contained in the merger agreement, except, following the adoption of the merger agreement by PacifiCare stockholders, any amendment that requires further stockholder approval where such approval has not yet been obtained.

All agreements by the parties to such extensions or waivers must be in writing signed by each of UnitedHealth Group, PacifiCare and Point Acquisition.

CERTAIN INFORMATION CONCERNING UNITEDHEALTH GROUP

For a detailed description of UnitedHealth Group’s business, the latest financial statements of UnitedHealth Group, management’s discussion and analysis of UnitedHealth Group’s financial condition and results of operations, and other important information concerning UnitedHealth Group, please refer to UnitedHealth Group’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, attached hereto as Annex S, its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005, attached hereto as Annex T and its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, attached hereto as Annex U, each of which are made part of this proxy statement/prospectus.

Directors

The board of directors of UnitedHealth Group is divided into three classes as nearly equal in number as possible. Each class serves three years with the term of office of one class expiring at the annual meeting each year in successive years. Neither the composition of the board of directors nor the number of directors will be affected as a result of the merger. The following table provides certain information about the directors of UnitedHealth Group:

Name	Age	Director Since
Directors Whose Terms Expire in 2006
James A. Johnson	61	1993
Douglas W. Leatherdale	68	1983
William W. McGuire, M.D.	57	1989
Mary O. Mundinger, PhD.	68	1997

Directors Whose Terms Expire in 2007
William C. Ballard, Jr.	64	1993
Richard T. Burke	61	1977
Stephen J. Hemsley	53	2000
Donna E. Shalala, PhD.	64	2001

Directors Whose Terms Expire in 2008
Thomas H. Kean	70	1993
Robert L. Ryan	62	1996
William G. Spears	66	1991
Gail R. Wilensky, PhD.	62	1993

Mr. Ballard has been Of Counsel to Greenebaum, Doll & McDonald, PLLC, a law firm in Louisville, Kentucky, since June 1992. In 1992, Mr. Ballard retired after serving 22 years as the Chief Financial Officer and a director of Humana, Inc., a company operating managed health care facilities. Mr. Ballard is also a director of HealthCare REIT, Inc.

Mr. Burke has been a member of UnitedHealth Group’s board of directors since our inception and was Chief Executive Officer of UnitedHealthcare, Inc., our predecessor corporation, until February 1988. From 1995 until February 2001, Mr. Burke was the owner, Chief Executive Officer and Governor of the Phoenix Coyotes, a National Hockey League team. Mr. Burke is also a director of First Cash Financial Services, Inc., and Meritage Homes Corporation.

Mr. Hemsley is the President and Chief Operating Officer of UnitedHealth Group and has been a member of the board of directors since February 2000. Mr. Hemsley joined UnitedHealth Group in May 1997 as Senior Executive Vice President. He became Chief Operating Officer in September 1998 and was named President in May 1999.

Mr. Johnson has been the Vice Chairman of Perseus LLC, a private merchant banking and investment firm, since April 2001. From January 2000 until April 2001, Mr. Johnson served as the Chairman and Chief Executive

Officer of Johnson Capital Partners, a private investment company. From January 1999 until December 1999, Mr. Johnson was the Chairman of the Executive Committee of Fannie Mae, a federally chartered financial services company providing products and services related to home mortgages. From 1990 until January 1999, Mr. Johnson served as the Chairman and Chief Executive Officer of Fannie Mae. Mr. Johnson is also a director of Gannett Co., Inc., The Goldman Sachs Group, Inc., KB Home, Target Corporation and Temple-Inland, Inc.

Mr. Kean has been the President of Drew University in New Jersey since February 1990, and also currently serves as Chairman of the Board of Trustees of the Robert Wood Johnson Foundation. Mr. Kean served as the Governor of the State of New Jersey from 1982 to 1990. From December 2002 until August 2004, Mr. Kean served as Chair of the 9-11 Commission, an independent, bipartisan commission created in December 2002 to prepare a complete account of the circumstances surrounding the September 11, 2001 terrorist attacks and to provide recommendations designed to guard against future attacks. From 1968 to 1977, Mr. Kean served in the New Jersey State Assembly, including two years in the position of Speaker. Mr. Kean is also a director of Amerada Hess Corporation, Aramark Corporation, CIT Group, Franklin Resources, Inc., and The Pepsi Bottling Group, Inc.

Mr. Leatherdale is the retired Chairman and Chief Executive Officer of The St. Paul Companies, Inc., where he served in such capacity from 1990 until October 2001. The St. Paul Companies, Inc. is an insurance, financial and general business corporation. Mr. Leatherdale is also a director of Xcel Energy, Inc.

Dr. McGuire is the Chairman of the board of directors and Chief Executive Officer of UnitedHealth Group. Dr. McGuire joined UnitedHealth Group as Executive Vice President in November 1988 and became its Chairman and Chief Executive Officer in 1991. Dr. McGuire also served as UnitedHealth Group’s Chief Operating Officer from May 1989 to June 1995 and as its President from November 1989 until May 1999.

Dr. Mundinger has been the Dean of the School of Nursing at Columbia University in New York since January 1986 and Centennial Professor of Health Policy at the School of Nursing since July 1994. Dr. Mundinger has also been Associate Dean, Faculty of Medicine at Columbia University since January 1986. Dr. Mundinger is also a director of Cell Therapeutics, Inc., Gentiva Health Services and Welch Allyn, Inc.

Mr. Ryan was the Senior Vice President and Chief Financial Officer of Medtronic, Inc., a leading medical technology company specializing in implantable and invasive therapies, from 1993 until his retirement in April 2005. Mr. Ryan is also a director of Hewlett Packard Company.

Dr. Shalala has been the President of the University of Miami in Florida since June 2001. From January 2001 until June 2001, Dr. Shalala was a Visiting Distinguished Fellow at the Center for Public Service at Brookings Institution, an independent non-partisan organization devoted to research, analysis, education and publication of certain public policy issues. Dr. Shalala served as the U.S. Secretary of Health and Human Services from January 1993 until January 2001. From 1987 to 1993, Dr. Shalala served as the Chancellor of the University of Wisconsin-Madison, and from 1980 until 1986, she was the President of Hunter College in New York. From March 1977 to July 1980, Dr. Shalala served as Assistant Secretary for the Department of Housing and Urban Development. Dr. Shalala is also a director of Gannett Co., Inc. and Lennar Corporation.

Mr. Spears has been a Managing Director of Spears Grisanti & Brown LLC, an investment counseling and management firm, since June 1999. Mr. Spears was the Chairman of the Board of Spears, Benzak, Salomon & Farrell, Inc., an investment counseling and management firm, from 1972 until 1999. In April 1995, Spears, Benzak, Salomon & Farrell became a wholly owned subsidiary of KeyCorp, a financial services company. Mr. Spears is also a director of Avatar Holdings, Inc.

Dr. Wilensky has been a senior fellow at Project HOPE, an international health foundation, since 1993. From May 2001 to May 2003 she was Co-Chair of the President’s Task Force to Improve Health Care for our Nation’s Veterans. From 1997 to 2001 she was also Chair of the Medicare Payment Advisory Commission. From 1992 to 1993, Dr. Wilensky served as the Deputy Assistant to President George H.W. Bush for policy development, and from 1990 to 1992, she was the Administrator of the Health Care Financing Administration (now known as the Centers for Medicare and Medicaid Services) directing the Medicaid and Medicare programs for the United States. Dr. Wilensky is also a director of Cephalon, Inc., Gentiva Health Services, Inc., Manor Care, Inc., and Quest Diagnostics Incorporated.

Director Compensation

Directors who are not UnitedHealth Group employees receive an annual retainer of $30,000, a $1,500 fee for attending each board meeting in person ($750 for attending by telephone), and a $1,000 fee for attending each committee meeting in person ($500 for attending by telephone). In addition, UnitedHealth Group pays the Chairman of each of the Audit Committee and the Compensation and Human Resources Committee an annual retainer of $5,000. UnitedHealth Group provides health care coverage to current and past directors who are not eligible for coverage under another group health care benefit program or Medicare. During 2004, UnitedHealth Group paid approximately $5,575 in health care premiums on behalf of Mr. Burke.

Under UnitedHealth Group’s Directors’ Compensation Deferral Plan, non-employee directors may elect to defer annually receipt of all or a percentage of their retainer and meeting fees, including committee meeting fees (but not stock options or other stock-based compensation). Amounts deferred are credited to a bookkeeping account maintained for each director participant, and are distributable upon the termination of the director’s directorship for any reason. Participating directors may elect whether distribution is made in either (a) an immediate lump sum; (b) a series of five or ten annual installments (subject to certain additional rules set forth in the Director Deferral Plan); (c) a delayed lump sum following either the fifth or the tenth anniversary of the termination of the director’s directorship (subject to certain additional rules set forth in the Director Deferral Plan) or (d) in pre-selected amounts and on pre-selected dates while the director remains a UnitedHealth Group director (subject to certain additional rules set forth in the Director Deferral Plan. The Director Deferral Plan does not provide for matching contributions by UnitedHealth Group, but UnitedHealth Group’s board of directors may determine, in its discretion, to supplement the accounts of participating directors with additional amounts. No accounts were supplemented in 2004.

Non-employee directors also receive grants of non-qualified stock options under the UnitedHealth Group Incorporated 2002 Stock Incentive Plan. Under the Stock Incentive Plan (and terms approved by the Compensation and Human Resources Committee with respect to non-employee director grants made pursuant to the Stock Incentive Plan), UnitedHealth Group’s non-employee directors receive three types of option grants: (1) initial grants of non-qualified stock options to purchase 72,000 shares of UnitedHealth Group common stock; (2) quarterly grants of non-qualified stock options to purchase 10,000 shares of UnitedHealth Group common stock; and (3) conversion grants made pursuant to an election by a director to convert annual retainer and meeting attendance fees into options to purchase UnitedHealth Group common stock. The initial grants are made automatically on the date the eligible director is first elected to the board of directors and become exercisable over the following three years at the rate of 24,000 shares per year. The annual grants are made automatically in four quarterly installments on the first business day of each fiscal quarter and become exercisable immediately upon grant. The conversion grants are made on the day of each regularly scheduled board meeting and become exercisable immediately upon grant. The number of shares covered by a conversion option will equal four times the amount of the retainer and meeting fees foregone, divided by the fair market value of one share of UnitedHealth Group common stock on the date of grant. The exercise price for all options granted under the Stock Incentive Plan is the closing sale price of UnitedHealth Group common stock on the date the option is granted. Directors may also receive restricted stock awards and other grants under the Stock Incentive Plan.

Executive Officers of UnitedHealth Group

Name	Age	Position	First Elected As Executive Officer
William W. McGuire, M.D.	57	Chairman, Chief Executive Officer and Director	1988
Stephen J. Hemsley	53	President, Chief Operating Officer and Director	1997
Tracy L. Bahl	43	Chief Executive Officer, Uniprise	2004
Patrick J. Erlandson	46	Chief Financial Officer	2001
David J. Lubben	53	General Counsel and Secretary	1996
Lois E. Quam	44	Chief Executive Officer, Ovations	1998
Robert J. Sheehy	47	Chief Executive Officer, UnitedHealthcare	2001
David S. Wichmann	42	President and Chief Operating Officer, UnitedHealthcare, and Senior Vice President, UnitedHealth Group	2004
Richard H. Anderson	50	Executive Vice President, UnitedHealth Group and Chief Executive Officer, Ingenix	2005
William A. Munsell	53	Chief Executive Officer, Specialized Care Services	2004

UnitedHealth Group’s board of directors elects executive officers annually. UnitedHealth Group’s executive officers serve until their successors are duly elected and qualified.

Dr. McGuire is the Chairman of the board of directors and Chief Executive Officer of UnitedHealth Group. Dr. McGuire joined UnitedHealth Group as Executive Vice President in November 1988 and became its Chairman and Chief Executive Officer in 1991. Dr. McGuire also served as UnitedHealth Group’s Chief Operating Officer from May 1989 to June 1995 and as its President from November 1989 until May 1999.

Mr. Hemsley is the President and Chief Operating Officer of UnitedHealth Group and has been a member of the board of directors since February 2000. Mr. Hemsley joined UnitedHealth Group in May 1997 as Senior Executive Vice President. He became Chief Operating Officer in September 1998 and was named President in May 1999.

Mr. Bahl joined UnitedHealth Group in August 1998 and was named Chief Executive Officer, Uniprise in March 2004. From January 2003 until March 2004, Mr. Bahl was UnitedHealth Group’s Chief Marketing Officer and from August 1998 until December 2002, he was the President of Uniprise Strategic Solutions.

Mr. Erlandson joined UnitedHealth Group in 1997 as Vice President of Process, Planning, and Information Channels. He became Controller and Chief Accounting Officer in September 1998 and was named Chief Financial Officer in January 2001.

Mr. Lubben joined UnitedHealth Group in October 1996 as General Counsel and Secretary. Prior to joining UnitedHealth Group, he was a partner in the law firm of Dorsey & Whitney LLP.

Ms. Quam joined UnitedHealth Group in 1989 and became the Chief Executive Officer of Ovations in April 1998. Prior to April 1998, Ms. Quam served in various capacities with UnitedHealth Group.

Mr. Sheehy joined UnitedHealth Group in 1992 and became Chief Executive Officer of UnitedHealthcare in January 2001. From April 1998 to December 2000, he was President of UnitedHealthcare. Prior to April 1998, Mr. Sheehy has served in various capacities with UnitedHealth Group.

Mr. Wichmann joined UnitedHealth Group in 1998 and became Chief Operating Officer, UnitedHealthcare in July 2004. From June 2003 to July 2004, Mr. Wichmann served as the Chief Executive Officer, Specialized Care Services. From 2001 to June 2003, he was President and Chief Operating Officer of Specialized Care Services. Since he joined UnitedHealth Group in 1998, Mr. Wichmann has also served as a Senior Vice President.

Mr. Anderson joined UnitedHealth Group in November 2004 as Executive Vice President and was named Chief Executive Officer, Ingenix in January 2005. From April 2001 until November 2004, Mr. Anderson served as the Chief Executive Officer of Northwest Airlines Corporation. Mr. Anderson served in various other capacities at Northwest Airlines from 1990 until April 2001.

Mr. Munsell joined UnitedHealth Group in 1997 and was named Chief Executive Officer, Specialized Care Services in November 2004. From February 2003 to June 2004, Mr. Munsell served as the Chief Administrative Officer, UnitedHealthcare, after serving as Chief Operating Officer, UnitedHealthcare since February 2000. From August 1997 to January 2000, Mr. Munsell served as Chief Financial Officer, UnitedHealthcare.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Other Annual Compensation ($)(2)	Long-Term Compensation		All Other Compensation ($)(4)
					Awards	Payouts
					Securities Underlying Options (#)(3)	Performance Awards ($)
William W. McGuire Chairman and Chief Executive Officer	2004 2003 2002	2,176,923 1,996,154 1,896,154	5,550,000 5,550,000 5,275,000	242,386 261,714 220,575	2,600,000 2,600,000 2,600,000	1,897,000 1,897,000 1,798,000	354,550 326,617 285,038

Stephen J. Hemsley President and Chief Operating Officer	2004 2003 2002	1,038,462 1,000,000 980,769	2,325,000 2,325,000 2,300,000	143,447 79,234 —	1,200,000 1,200,000 1,200,000	960,000 960,000 924,000	159,699 114,548 95,212

David J. Lubben Secretary and General Counsel	2004 2003 2002	493,269 475,000 450,000	500,000 550,000 550,000	— — —	246,000 300,000 500,000	450,000 425,000 425,000	34,797 34,740 33,199

Robert J. Sheehy Chief Executive Officer, UnitedHealthcare	2004 2003 2002	503,654 485,000 474,231	425,000 500,000 650,000	— — —	206,000 300,000 500,000	400,000 400,000 400,000	33,843 37,421 34,926

David S. Wichmann President and Chief Operating Officer, UnitedHealthcare	2004 2003 2002	475,192 375,000 342,693	425,000 415,000 375,000	— — —	458,000 250,000 500,000	375,000 340,000 315,000	30,212 25,335 23,161

(1)	The amounts set forth in the table for 2004 are higher than annualized base salaries as a result of an extra bi-weekly pay period in 2004.

(2)

Other annual compensation for Dr. McGuire includes UnitedHealth Group-provided transportation (computed on an incremental cost basis and including tax gross-up) of $147,750 in 2004, $159,471 in 2003, and $135,951 in 2002, security expenses (including tax gross-up) of $6,791 in 2004, $29,986 in 2003 and $19,732 in 2002, an expense allowance of $21,600 in each of 2004, 2003 and 2002, and reimbursement for financial planning and assistance fees of $66,245 in 2004, $50,657 in 2003, and $43,292 in 2002. Other annual compensation for Mr. Hemsley in 2004 includes UnitedHealth Group-provided transportation (computed on an incremental cost basis and including tax gross-up) of $86,347 in 2004 and $60,834 in 2003, and reimbursement for financial planning fees of $42,700 in 2004. In accordance with SEC rules, all perquisites and other personal benefits for each named executive officer (other than UnitedHealth Group’s Chief Executive Officer) which aggregate to the lesser of either $50,000 or 10% of the total annual salary and bonus for each such named executive officer have been omitted, and (b) each perquisite or other personal benefit which does not exceed 25% of the total perquisites or other personal benefits for each named executive officer (other than UnitedHealth Group’s Chief Executive Officer) is not specifically identified herein. Amounts for personal use of Company-provided transportation for Dr. McGuire and Mr. Hemsley are included in the table, although, for security purposes, the Board of Directors has required that they use Company-provided transportation whenever practical.

(3)	All share amounts reflect the two-for-one stock split that occurred May 27, 2005.

(4)	For each of the named executive officers, the amounts indicated for fiscal 2004 consist of UnitedHealth Group contributions made to accounts for the named individuals pursuant to UnitedHealth Group’s 401(k) Savings Plan and Executive Savings Plans as follows: $231,808 for Dr. McGuire, $100,904 for Mr. Hemsley, $31,298 for Mr. Lubben, $30,110 for Mr. Sheehy and $26,706 for Mr. Wichmann. The amounts indicated also include Company-paid disability insurance premiums of $91,877 for Dr. McGuire, $16,022 for Mr. Hemsley, $3,499 for Mr. Lubben, $3,733 for Mr. Sheehy and $3,506 for Mr. Wichmann, and Company-paid life insurance premiums of $30,865 and $42,773, for Dr. McGuire and Mr. Hemsley, respectively. The Company-paid life and disability insurance premiums paid on behalf of Dr. McGuire and Mr. Hemsley include the applicable tax gross-up.

Option Grants in 2004

	Individual Grants
Name	Number of Securities Underlying Options Granted(1)		% of Total Options Granted to Employees in 2004	Exercise or Base Price ($/share)	Expiration Date(2)	Potential Realizable Value at Assumed Annual rates of Stock Price Appreciation for Option Term(3)
						5%($)	10%($)
William W. McGuire	2,600,000	(4)	7.6	29.70	2/11/14	48,563,243	123,068,793
Stephen J. Hemsley	1,200,000	(5)	3.5	29.70	2/11/14	22,413,805	56,800,981
David J. Lubben	246,000	(5)	0.7	39.85	12/7/14	6,165,117	15,623,617
Robert J. Sheehy	206,000	(5)	0.6	39.85	12/7/14	5,162,659	13,083,191
David S. Wichmann	150,000	(5)	0.4	30.68	8/6/14	2,893,701	7,333,207
David S. Wichmann	308,000	(5)	0.9	39.85	12/7/14	7,718,927	19,561,276

(1)	All share amounts reflect the two-for-one stock split that occurred May 27, 2005.

(2)	All options granted in 2004 expire ten years following the date of grant, subject to earlier termination upon certain events related to termination of employment. Options not yet exercisable generally become exercisable upon a change in control of UnitedHealth Group, as such term is defined in each executive’s employment agreement. Options granted under the Company’s 2002 Stock Incentive Plan provide for five years of additional vesting and exercisability (but not beyond the expiration date of the option) in the event of a termination by reason of retirement. Under the 2002 plan, retirement is defined as a termination, other than due to death or disability, by a person who is 55 years of age or older and whose age plus number of years of continuous service with the Company totals at least 65.

(3)	The “potential realizable value” shown is the potential gain on the last day the option remains exercisable. This value will be achieved only if the options have been held for the full ten years and the stock price has appreciated at the assumed rate. Potential realizable value is listed for illustration only. The values disclosed are not intended to be, and should not be interpreted as, representations or projections of future value of UnitedHealth Group common stock or of the stock price.

(4)	Options become exercisable at the rate of 25% per year over a period of four years, beginning on January 1, 2005.

(5)	Options become exercisable at the rate of 25% per year on each of the first four anniversaries of the date of grant.

Aggregated Option Exercises in 2004 and Option Values at December 31, 2004

Name	Number of Shares Acquired on Exercise(1)	Value Realized ($)(2)	Number of Securities Underlying Unexercised Options 12/31/04 Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at 12/31/04 Exercisable/ Unexercisable ($)(3)
William W. McGuire	3,308,000	114,552,832	26,962,496 / 6,500,000	1,003,607,754 / 138,595,015
Stephen J. Hemsley	1,600,000	56,454,960	11,120,000 / 3,000,000	410,524,484 / 63,966,930
David J. Lubben	306,664	7,713,814	1,251,728 / 796,000	41,162,469 / 14,553,073
Robert J. Sheehy	180,000	5,371,396	1,720,080 / 756,000	59,271,380 / 14,386,473
David S. Wichmann	210,088	7,457,214	757,500 / 1,050,500	21,974,854 / 17,606,456

(1)	All share amounts reflect the two-for-one stock split that occurred May 27, 2005.

(2)	Relates to stock options granted in February 1997 and October 1997 to Dr. McGuire; in October 1999 to Mr. Hemsley; in October 1998 and October 1999 to Mr. Lubben; in January 1997 and October 1997 to Mr. Sheehy; and between February 1998 and March 2000 to Mr. Wichmann.

(3)	Calculated by subtracting the per share exercise price from the closing price per share of UnitedHealth Group common stock on December 31, 2004 (the last trading day of the calendar year 2004) of $44.02, and multiplying the result by the number of unexercised options.

Performance Awards (LTIP) Under Executive Incentive Plan—Awards in Last Fiscal Year

Name	Performance or Other Period Until Maturation or Payout(1)	Estimated Future Payouts Under Non-Stock Price-Based Plans ($)(2)
		Threshold ($)	Target ($)	Maximum ($)
William W. McGuire	2004-2006	-0-	1,115,000	2,230,000
Stephen J. Hemsley	2004-2006	-0-	550,000	1,100,000
David J. Lubben	2004-2006	-0-	260,000	520,000
Robert J. Sheehy	2004-2006	-0-	270,000	540,000
David S. Wichmann	2004-2006	-0-	270,000	540,000

(1)	The table reflects performance awards made under UnitedHealth Group’s Executive Incentive Plan during the fiscal year ended December 31, 2004 to the executive officers named in the Summary Compensation Table above. Performance awards for 2002-2004 performance period were paid in February 2005 and are reflected in the Summary Compensation Table in the column entitled “Performance Awards.”

(2)	The Compensation and Human Resources Committee establishes target performance awards, maximum performance awards, and objective performance goals at the beginning of each performance period. Minimum performance thresholds must be attained before any performance awards are paid under the Executive Incentive Plan. Although the Executive Incentive Plan allows the Committee to make maximum performance awards equal to 300% of each participant’s average base compensation (as defined in the Executive Incentive Plan), the Committee has chosen to limit maximum awards to the lower amounts shown in the table. The Committee will determine whether or not the performance objectives have been achieved. The Committee may reduce, but not increase, the performance award otherwise payable to any plan participant based on a discretionary assessment of such financial and individual performance factors as it determines to be appropriate. Any payouts will be made within three months of the end of the period, except that a pro rata portion of such payouts may be made earlier upon a change in control of UnitedHealth Group, and participants may elect, if permitted by law, to defer the payment of any awards under UnitedHealth Group’s Executive Savings Plan.

Executive Employment Agreements

UnitedHealth Group has entered into an employment agreement with each of the executive officers named in the Summary Compensation Table.

William W. McGuire, M.D. Dr. McGuire entered into an employment agreement, effective October 13, 1999, which was amended on August 5, 2005, to serve as Chief Executive Officer. The initial term of the agreement was five years, with an automatic extension of one year at the end of each year of the initial term unless either party provides prior notice of its intent not to renew at least 120 days prior to October 13th of such year or the agreement is otherwise terminated.

Pursuant to the agreement, Dr. McGuire currently receives a base annual salary of $2,200,000. Dr. McGuire is eligible to receive equity awards in the discretion of the Compensation and Human Resources committee of the Board of Directors of UnitedHealth Group, subject to consideration of specified factors. Under the agreement, Dr. McGuire also is eligible to participate in UnitedHealth Group’s incentive bonus and stock plans and in UnitedHealth Group’s other employee benefit programs. In addition, UnitedHealth Group provides and pays for life and disability insurance policies on behalf of Dr. McGuire.

Upon termination of Dr. McGuire’s employment for any reason, he is entitled to a supplemental retirement benefit in the form of annual payments for his lifetime in an amount equal to a percentage, based on age of retirement, of his average “cash compensation” (as defined in the agreement) for the three calendar years immediately preceding his termination of employment. In the event of Dr. McGuire’s death after his retirement, his surviving spouse is entitled to a benefit in the amount of 50% of the benefit to which Dr. McGuire was entitled. The retirement benefit may be paid out in a lump sum under certain circumstances. Had Dr. McGuire retired at the end of 2004, his annual payments under the supplemental retirement benefit would be approximately $5,092,000 per year. It is anticipated that certain provisions regarding Dr. McGuire’s supplemental retirement plan will need to be amended in 2005 in order to conform with recent changes in tax laws regarding deferred compensation.

Upon Dr. McGuire’s retirement, all stock option and other awards granted to Dr. McGuire will vest immediately and all of his options will remain exercisable until the earlier of 72 months after the date of termination of employment or the expiration date of the respective option. UnitedHealth Group has the ability to retain Dr. McGuire as a consultant for a period of up to 36 months following Dr. McGuire’s retirement.

The employment agreement also provides severance benefits if Dr. McGuire’s employment terminates under certain circumstances in connection with a change in control. If his employment is terminated within a certain period following a change in control, UnitedHealth Group will pay Dr. McGuire his salary and bonus for the 36 months following the termination of his employment. In addition, Dr. McGuire will continue to receive credited service under his supplemental retirement benefits for this 36-month period. All stock option and other awards granted to Dr. McGuire will vest immediately upon his employment termination, and all of his options will remain exercisable until the earlier of 72 months following termination of employment or the expiration date of the respective option.

If Dr. McGuire’s employment is terminated because of his death or permanent disability, UnitedHealth Group will pay his beneficiaries or him his salary and bonus for a period of 24 months. In addition, he or his beneficiaries will receive the proceeds from his disability or life insurance policies, and his stock options will vest immediately and remain exercisable for as long as 60 months following his death or permanent disability but not beyond the expiration date of the respective option. In the case of termination due to a permanent disability, Dr. McGuire will continue to receive credited service under his supplemental retirement benefits for 24 months.

In the event of any termination of Dr. McGuire’s employment other than a termination by UnitedHealth Group for cause, UnitedHealth Group will continue to provide health coverage for Dr. McGuire and his spouse for the remainder of their lives and for his children until they reach the age of 25.

If any payments or benefits paid to Dr. McGuire under his employment agreement are deemed “parachute payments” under the Code, and become subject to excise taxes, UnitedHealth Group will pay Dr. McGuire the amount of such excise taxes plus all federal, state, local, and excise taxes due on these excise tax payments, as these amounts are determined by UnitedHealth Group’s independent auditors.

Pursuant to his employment agreement, Dr. McGuire is subject to provisions prohibiting his solicitation of UnitedHealth Group employees and competition with UnitedHealth Group during the term of the agreement, for the period of the severance payments and for one year thereafter and during any consulting period. In addition, he is prohibited at all times from disclosing confidential information related to UnitedHealth Group.

Stephen J. Hemsley. Mr. Hemsley entered into an employment agreement, effective October 13, 1999, as amended on August 5, 2005, to serve as President of UnitedHealth Group. The term of this agreement will continue until the termination of Mr. Hemsley’s employment.

Pursuant to the agreement, Mr. Hemsley currently receives a base salary of $1 million. During each calendar year of the agreement, Mr. Hemsley is eligible to receive equity awards in the discretion of the Compensation & Human Resources Committee, subject to consideration of specified factors. Under the agreement, Mr. Hemsley also is eligible to participate in UnitedHealth Group’s incentive bonus and stock plans and in UnitedHealth Group’s other employee benefit programs. In addition, UnitedHealth Group provides and pays for life and disability insurance policies on behalf of Mr. Hemsley. In accordance with Mr. Hemsley’s employment agreement, in 2004, UnitedHealth Group finalized a supplemental retirement benefit plan pursuant to which Mr. Hemsley is entitled to a benefit in the form of a lump sum cash payment. The amount of that payment shall be the actuarial equivalent of formulaically determined annual payments for his lifetime. Such annual payments shall be equal to a percentage, based on his age at retirement, of his average salary and bonus for the five years preceding his termination of employment. This percentage increases to a maximum of 55% if Mr. Hemsley retires at age 65. Had Mr. Hemsley retired at the end of 2004, his lump sum payment under the supplemental retirement plan would have been approximately $7,862,000.

The employment agreement provides severance benefits if Mr. Hemsley’s employment by UnitedHealth Group ends under certain circumstances. If his employment is terminated by UnitedHealth Group without cause or by Mr. Hemsley for good reason other than in connection with a change in control (as these terms are defined in the agreement), UnitedHealth Group will pay Mr. Hemsley two times his annual salary and bonus over the 12 months following the termination of his employment. If such termination is in connection with a change in control, Mr. Hemsley will receive three times his annual salary and bonus over the 12 months following the termination of his employment. If the termination is in connection with a change in control, any stock options granted to Mr. Hemsley will vest immediately and remain exercisable for a period of 36 months but not longer than the expiration date under the respective option. If the termination is not in connection with a change in control, the Compensation and Human Resources Committee will give consideration to the vesting of any unvested options and the period that the vested options remain exercisable after termination of Mr. Hemsley’s employment.

If Mr. Hemsley’s employment is terminated because of his death or permanent disability, UnitedHealth Group will pay him or his beneficiaries his salary and bonus for a period of 12 months. In addition, he or his beneficiaries will receive the proceeds from his disability or life insurance policies, and his stock options will vest immediately and will remain exercisable for as long as 60 months following his death or permanent disability but not beyond the expiration date of the respective option.

In the event of any termination of Mr. Hemsley’s employment other than a termination for cause, UnitedHealth Group will continue to provide health coverage for Mr. Hemsley and his spouse until age 65 and for his children until they reach the age of 25.

If any payments or benefits paid to Mr. Hemsley under his employment agreement are deemed “parachute payments” under the Code, and become subject to excise taxes, UnitedHealth Group will pay Mr. Hemsley the amount of such excise taxes plus all federal, state, local and excise taxes due on these excise tax payments, as these amounts are determined by UnitedHealth Group’s independent auditors.

Pursuant to the employment agreement, Mr. Hemsley is subject to provisions prohibiting his solicitation of UnitedHealth Group’s employees during the term of the agreement, for the period of the severance payments and for one year thereafter. Mr. Hemsley is also prevented from competing with UnitedHealth Group during the term of his employment and the period that severance payments are made to him under the employment agreement. In addition, he is prohibited at all times from disclosing confidential information related to UnitedHealth Group.

David J. Lubben, Robert J. Sheehy and David S. Wichmann. Each of Messrs. Lubben, Sheehy and Wichmann entered into an employment agreement, effective October 1998, to serve as an executive officer of UnitedHealth Group. Each executive’s agreements remain in effect until terminated by either UnitedHealth Group or the executive under certain circumstances. Under their agreements, each of Messrs. Lubben, Sheehy and Wichmann is eligible to participate in UnitedHealth Group’s incentive bonus and stock plans and our other employee benefit plans.

Pursuant to their agreements, each of Messrs. Lubben, Sheehy, and Wichmann is entitled to receive severance compensation for a 12-month period if the executive’s employment is terminated by UnitedHealth Group without cause or in connection with a change in employment (as these terms are defined in their respective agreements). The severance compensation generally equals a multiple of the executive’s base salary plus bonus (as determined by their respective agreements), which multiple may be greater if the severance events described above occur within two years following a change in control (as such term is defined in their respective agreements). In connection with a change in control, if any payments or benefits paid to Messrs. Lubben or Sheehy under their respective employment agreements are deemed “parachute payments” under the Internal Revenue Code, and become subject to excise taxes, UnitedHealth Group will pay each executive the amount of such excise taxes plus all federal, state, local and excise taxes due on these excise tax payments, as these amounts are determined by UnitedHealth Group’s independent auditors. During the terms of their agreements and during certain periods of time following termination of the agreements, each executive is subject to confidentiality, non-solicitation and non-competition provisions.

Executive Savings Plans

Along with certain other management and highly compensated employees of UnitedHealth Group, executive officers are eligible to participate in UnitedHealth Group’s Executive Savings Plans, which are nonqualified, unfunded deferred compensation plans. Under these plans, employees may generally defer up to 100% of their eligible cash compensation. Amounts deferred are credited to a bookkeeping account maintained for each participant, and are distributable upon the termination of the participant’s employment. Subject to certain additional rules set forth in the Executive Savings Plans, employees may elect whether distribution will be made in an immediate lump sum, in a series of five or ten annual installments, or in a delayed lump sum following the tenth anniversary of the employee’s termination. UnitedHealth Group provides a matching credit of up to 50% of amounts deferred at the time of each deferral, but this matching credit applies only to the first 6% of the employee’s base salary and annual incentive award deferrals, and does not apply to deferrals of long-term performance awards or other special incentive awards. Amounts deferred are credited with earnings from measuring investments selected by the employee from a collection of investment vehicles identified by UnitedHealth Group.

UnitedHealth Group Common Stock Ownership

The following table provides information about each shareholder known to UnitedHealth Group to own beneficially more than 5% of the outstanding shares of UnitedHealth Group common stock (based solely on information provided in Schedule 13Gs filed by each such entity in or after February 2005 with the SEC).

Share amounts reflect the two-for-one split which occurred on May 27, 2005.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
FMR Corp.(3) 82 Devonshire Street Boston, MA 02109-3164	116,483,864	9.1%

Barclays Global Investors, NA(4) 45 Fremont Street San Francisco, CA 94105	81,175,670	6.3%

Marisco Capital Management LLC(5) 1200 17th Street, Suite 1600 Denver, CO 80202	76,743,196	6.0%

Janus Capital Management LLC(6) 100 Fillmore Street Denver, CO 80206-4923	72,884,838	5.7%

(1)	Except as otherwise described, the shareholders in the table have sole voting and investment powers with respect to the shares listed.

(2)	Percent of class calculation is based on 1,280,623,724 shares of common stock outstanding as of March 28, 2005.

(3)	This information is based on a Schedule 13G/A filed by FMR Corp. with the SEC on February 14, 2005, reporting beneficial ownership data as of December 31, 2004. This information is based on a Schedule 13G/A filed with the SEC by FMR Corp. on February 14, 2005, reporting beneficial ownership as of December 31, 2004. FMR Corp. reported sole voting power with respect to 12,804,234 shares of common stock and sole investment power with respect to 116,483,864 shares of common stock. The filing identified Edward C. Johnson and Abigail P. Johnson as having beneficial ownership of shares reported in the table through their controlling interest in FMR Corp.

(4)	This information is based on a Schedule 13G filed with the SEC on February 14, 2005 which reflects the beneficial ownership of Company common stock by eight Barclays entities (of which Barclays Global Investors, N.A. holds the largest number of shares of common stock) as of December 31, 2004. The Barclays entities report sole voting power with respect to 72,244,924 shares of common stock, and sole investment power with respect to 81,175,670 shares of common stock.

(5)	This information is based on a Schedule 13G/A reporting beneficial ownership as of December 31, 2004 filed with the SEC on February 11, 2005 by Marisco Capital Management, LLC. Marisco Capital Management, LLC holds sole voting power with respect to 60,279,904 shares and sole investment power with respect to 76,743,196 shares of common stock.

(6)	This information is based on a Schedule 13G/A reporting beneficial ownership as of December 31, 2004, filed with the SEC on February 14, 2005 by Janus Capital Management LLC in which Janus Capital Management LLC reported sole voting and investment power with respect to 67,306,482 shares of common stock, and shared voting and investment power with respect to an additional 5,578,356 shares of common stock.

The following table provides information about the beneficial ownership of UnitedHealth Group common stock as of March 28, 2005 by each director, each executive officer in the Summary Compensation Table and by all directors and all executive officers of UnitedHealth Group as a group. The amounts set forth in the column entitled “Amount and Nature of Beneficial Ownership” include shares set forth in the column entitled “Number of Shares Deemed Beneficially Owned as a Result of Options Exercisable Within 60 Days of March 28, 2005.”

	Amount and Nature of Beneficial Ownership(1)		Number of Shares Deemed Beneficially Owned as a Result of Options Exercisable Within 60 Days of March 28, 2005	Percent of Common Stock Outstanding(6)
William C. Ballard	346,400		294,000	*
Richard T. Burke	3,523,988	(2)	378,940	*
Stephen J. Hemsley	12,347,394	(3)	12,320,000	*
James A. Johnson	379,140	(4)	379,840	*
Thomas H. Kean	494,380	(5)	442,380	*
Douglas W. Leatherdale	1,228,320		382,620	*
David J. Lubben	1,143,922	(3)	1,140,080	*
William W. McGuire	30,213,656	(3)	29,562,496	2.3%
Mary O. Mundinger	302,880		270,880	*
Robert L. Ryan	151,400		127,400	*
Donna E. Shalala	60,000		60,000	*
Robert J. Sheehy	1,927,258	(3)	1,920,080	*
William G. Spears	497,956		433,060	*
David S. Wichmann	978,478	(3)	962,500	*
Gail R. Wilensky	260,040		210,040	*
All executive officers and directors as a group (20 persons)	57,059,843	(5)	51,944,636	4.3%

*	Less than 1%.

(1)	All share amounts reflect the two-for-one stock split which occurred on May 27, 2005. Unless otherwise noted, each person and group identified possesses sole voting and investment power with respect to the shares shown opposite such person’s or group’s name. Shares not outstanding but deemed beneficially owned by virtue of the right of an individual to acquire them within 60 days of March 28, 2005 are treated as outstanding only when determining the amount and percent owned by such individual or group.

(2)	Includes 132,248 shares held directly by Mr. Burke’s spouse. Mr. Burke does not have voting or investment power over these shares, and disclaims beneficial ownership of these shares.

(3)	Includes the following number of shares held in trust for the individuals pursuant to our 401(k) plan: Mr. Hemsley, 280 shares; Mr. Lubben, 316 shares; Dr. McGuire, 6,302 shares; Mr. Sheehy, 1,160 shares; and Mr. Wichmann, 210 shares.

(4)	Includes 8,000 shares held by Mr. Kean in a trust for the benefit of his minor child.

(5)	Includes 11,256 shares held in executive officers’ 401(k) accounts (which includes the shares specified in footnote (3) above), which shares were previously held in such officers’ accounts under the Company’s former Employee Stock Ownership Plan, and the indirect holdings included in footnotes (2) and (4) above. Pursuant to the terms of the Company’s 401(k) Plan, a participant has sole voting power over his or her shares; however, the plan trustee votes all unvoted shares in the same proportions as the actual proxy votes submitted by plan participants.

(6)	Percent of class calculation is based on 1,280,623,724 shares of common stock outstanding as of March 28, 2005.

CERTAIN INFORMATION CONCERNING PACIFICARE

For a detailed description of PacifiCare’s business, the latest financial statements of PacifiCare, management’s discussion and analysis of PacifiCare’s financial condition and results of operations, and other important information concerning PacifiCare, please refer to PacifiCare’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, attached hereto as Annex E, and its Quarterly Reports on Form 10-Q for the quarterly period ended March 31, and June 30, 2005, attached hereto as Annexes F and G, each of which are made part of this proxy statement/prospectus.

COMPARISON OF RIGHTS

OF

SHAREHOLDERS OF UNITEDHEALTH GROUP

AND

STOCKHOLDERS OF PACIFICARE

This section of the proxy statement/prospectus describes certain differences between the rights of holders of PacifiCare common stock and the rights of holders of UnitedHealth Group common stock. While UnitedHealth Group and PacifiCare believe that the description covers the material differences between the two, this summary may not contain all of the information that is important to you. You should carefully read this entire document and refer to the other documents discussed below for a more complete understanding of the differences between being a stockholder of PacifiCare and being a shareholder of UnitedHealth Group.

As a stockholder of PacifiCare, your rights are governed by PacifiCare’s amended and restated certificate of incorporation and its amended and restated bylaws, each as currently in effect. After completion of the merger, you will become a shareholder of UnitedHealth Group. UnitedHealth Group’s common stock is quoted on the New York Stock Exchange under the symbol “UNH”. As a UnitedHealth Group shareholder, your rights will be governed by UnitedHealth Group’s second restated articles of incorporation, as amended, and UnitedHealth Group’s second amended and restated bylaws. In addition, UnitedHealth Group is incorporated in Minnesota while PacifiCare is incorporated in Delaware. Although the rights and privileges of stockholders of a Delaware corporation are in many instances comparable to those of shareholders of a Minnesota corporation, there are also differences.

MINNESOTA CORPORATION	DELAWARE CORPORATION

Shareholder Meetings

Under the UnitedHealth Group bylaws, holders of UnitedHealth Group common stock are entitled to at least five days’ prior written notice for each regular meeting and special meeting to consider any matter, except that Minnesota law and the UnitedHealth Group bylaws require that notice of a meeting at which an agreement of merger or exchange is to be considered shall be mailed to shareholders of record, whether entitled to vote or not, at least 14 days prior to such meeting.

Delaware law and the PacifiCare bylaws require that stockholders be provided prior written notice no more than 60 days nor less than 10 days prior to the date of any meeting of stockholders.

Right to Call Special Meetings

Under Minnesota law and the UnitedHealth Group bylaws, a special meeting of shareholders may be called by the chairman of the board, the chief executive officer, the chief financial officer, any two or more directors, a person authorized in the articles or bylaws to call special meetings or a shareholder or shareholders holding 10% or more of all shares entitled to vote, except that a special meeting called by a shareholder for the purpose of considering any action to facilitate, directly or

Under Delaware law, a special meeting of stockholders may be called by the board of directors or by such person or persons as may be authorized by the PacifiCare certificate or by the PacifiCare bylaws. The PacifiCare bylaws authorize a special meeting of stockholders to be called by the chairman of the board of directors, the chief executive officer, the president, or the board of directors, pursuant to a resolution adopted by a majority of the total number of

MINNESOTA CORPORATION	DELAWARE CORPORATION

indirectly, or effect a business combination, including any action to change or otherwise affect the composition of the board of directors for that purpose, must be called by 25% or more of the voting power of all shares entitled to vote.	authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the board of directors for adoption).

Actions by Written Consent of Shareholders/Stockholders

Under Minnesota law and the UnitedHealth Group bylaws, any action required or permitted to be taken in a meeting of the shareholders may be taken without a meeting by a written action signed by all of the shareholders entitled to vote on that action. The UnitedHealth Group articles do not restrict shareholder action by written consent.

Under Delaware law, unless otherwise provided in a corporation’s certificate of incorporation, stockholders may act by a written consent in lieu of a meeting provided the written consent is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The PacifiCare certificate does not restrict stockholder action by written consent.

Rights of Dissenting Shareholders/Stockholders

Under both Minnesota and Delaware law, shareholders may exercise a right of dissent from certain corporate actions and obtain payment of the fair value of their shares. Generally, under Minnesota law, the categories of transactions subject to dissenters’ rights are broader than those under Delaware law. Shareholders of a Minnesota corporation may exercise dissenters’ rights in connection with:

•     an amendment of the articles of incorporation that materially and adversely affects the rights and preferences of the shares of the dissenting shareholder in certain respects unless the corporation opts out of this provision in its articles of incorporation;

•     a sale or transfer of all or substantially all of the assets of the corporation;

•     a plan of merger to which the corporation is a party;

•     a plan of exchange of shares to which the corporation is a party; and

•     any other corporate action with respect to which the corporation’s articles of incorporation or bylaws give dissenting shareholders the right to obtain payment for their shares.

Under Delaware law, appraisal rights are available in connection with certain statutory mergers or consolidations in which the corporation is a constituent corporation, or if such rights are otherwise provided in the corporation’s certificate of incorporation. Appraisal rights are not available under Delaware law, however, if the corporation’s stock is (i) listed on a national securities exchange or designated on the Nasdaq National market, or (ii) held of record by more than 2,000 stockholders; provided, that if the merger or consolidation requires stockholders to exchange their stock for anything other than: (a) shares of the surviving corporation; (b) shares of another corporation that will be listed on national securities exchange; (c) cash in lieu of fractional shares of any such corporation; or (d) any combination of such shares and cash in lieu of fractional shares, then appraisal rights will be available. The PacifiCare certificate does not grant any other appraisal rights. Stockholders who desire to exercise their appraisal rights must satisfy all of the conditions and requirements as set forth in the Delaware General Corporation Law in order to maintain such rights and obtain such payment.

MINNESOTA CORPORATION	DELAWARE CORPORATION

Unless the articles, the bylaws, or a resolution approved by the board of directors otherwise provide, such dissenters’ rights do not apply to a shareholder of the surviving corporation in a merger if the shares of the shareholder are not entitled to be voted on the merger. In addition, dissenters’ rights are not available if the shareholder receives shares of any class or series that are listed on the New York Stock Exchange, the American Stock Exchange, or a national securities exchange. The UnitedHealth Group articles do not grant any other dissenters’ rights. Shareholders who desire to exercise their dissenters’ rights must satisfy all of the conditions and requirements as set forth in the Minnesota Business Corporation Act in order to maintain such rights and obtain such payment.

Board of Directors

Minnesota law provides that the board of directors of a Minnesota corporation shall consist of one or more directors as fixed by the articles of incorporation or bylaws of the corporation. The UnitedHealth Group board of directors currently consists of 12 directors. The UnitedHealth Group articles provide that the board is divided into three classes, as nearly equal in number as possible, with directors serving three year terms. The UnitedHealth Group bylaws provide that in the case of any increase or decrease in the number of directors, the increase or decrease shall be distributed among the several classes as nearly equal as possible, as determined by the affirmative vote of a majority of the UnitedHealth Group board or by the affirmative vote of a majority of the holders of the voting stock of UnitedHealth Group. The number of directors may be increased or decreased from time to time by resolution adopted by a majority of the board of directors or by the affirmative vote of the holders of a majority of the voting stock of UnitedHealth Group, considered as one class.

Minnesota law provides that, unless modified by the articles of the corporation or bylaws of the corporation or by shareholder agreement, the directors may be removed with or without cause by the affirmative vote of that proportion or number of the voting power of the shares of the classes or series the director represents which would be sufficient to elect such

Delaware law states that the board of directors shall consist of one or more members with the number of directors to be fixed as provided in the bylaws of the corporation, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate. The PacifiCare bylaws provide that the number of directors which shall constitute the board of directors shall be not more than 12 nor less than 5. The PacifiCare certificate of incorporation provides that the directors shall be elected for a one-year term at each annual meeting of stockholders, but in no case shall a decrease in the number of authorized directors shorten the term of any incumbent director. Except in the case of a classified board, Delaware law states that any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. The PacifiCare bylaws provide that directors may be removed by the affirmative vote of at least two-thirds of the voting power of the corporation entitled to vote at an election of directors.

MINNESOTA CORPORATION	DELAWARE CORPORATION

director (with an exception for corporations with cumulative voting). The UnitedHealth Group articles require the affirmative vote of the holders of 66 2/3% of the outstanding shares of common stock or the affirmative vote of 66 2/3% of the directors in office at the time such vote is taken. Shareholders of UnitedHealth Group do not have the right to cumulative voting in the election of directors.

Filling Vacancies on the Board of Directors

Under Minnesota law, unless different rules for filling vacancies are provided for in the articles of incorporation or bylaws, vacancies resulting from the death, resignation, removal or disqualification of a director may be filled by the affirmative vote of a majority of the remaining directors, even though less than a quorum, and vacancies resulting from a newly-created directorship may be filled by the affirmative vote of a majority of the directors serving at the time of the increase. The shareholders may also elect a new director to fill a vacancy that is created by the removal of a director by the shareholders.

The UnitedHealth Group bylaws provide that vacancies on the board of directors may be filled by the affirmative vote of a majority of the remaining members of the board, though less than a quorum; newly created directorships resulting from an increase in the authorized number of directors shall be filled by the vote of a majority of the directors present at a meeting at the time the action is taken.

Delaware law provides that, unless otherwise provided in the certificate of incorporation or bylaws, vacancies may be filled by a majority of the directors then in office, although less than a quorum or by a sole remaining director. PacifiCare’s certificate of incorporation and bylaws contain no provisions to the contrary. Further, PacifiCare’s bylaws provide that the board of directors may determine by resolution that any vacancies may be filled by stockholders.

Delaware law provides that if, at the time of filling any vacancy, the directors then in office shall constitute less than a majority of the whole board, the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

Amendments to Bylaws and Articles

Minnesota law and the UnitedHealth Group bylaws provide that the power to adopt, amend or repeal the bylaws is vested in the board (subject to certain notice requirements set forth in the UnitedHealth Group bylaws). Minnesota law provides that the authority in the board of directors is subject to the power of the shareholders to change or repeal such bylaws by a majority vote of the shareholders at a meeting of the shareholders called for such purpose, and the board of directors shall not make or alter any bylaws fixing a quorum for meetings of shareholders, prescribing procedures for removing directors or filling vacancies in the board of directors, or fixing the number of directors or their classifications, qualifications or terms of office. Under Minnesota law, a shareholder or shareholders holding 3% or

Delaware law requires a vote of the corporation’s board of directors followed by the affirmative vote of a majority of the outstanding stock entitled to vote for any amendment to the certificate of incorporation, unless a greater level of approval, or a class vote, is required by the certificate of incorporation. Further, Delaware law states that if an amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of shares of such class or alter or change the powers, preferences or special rights of a particular class or series of stock so as to affect them adversely, the class or series shall be given the power to vote as a class notwithstanding the absence of any specifically enumerated power in the certificate of incorporation. Delaware law also states that the

MINNESOTA CORPORATION	DELAWARE CORPORATION

more of the voting power of all shares entitled to vote may propose a resolution to amend or repeal bylaws adopted, amended or repealed by the board, in which event such resolutions must be brought before the shareholders for their consideration pursuant to the procedures for amending the articles of incorporation.

Minnesota law provides that a proposal to amend the articles of incorporation may be presented to the shareholders of a Minnesota corporation by a resolution (i) approved by the affirmative vote of a majority of the directors present or (ii) proposed by a shareholder or shareholders holding 3% or more of the voting shares entitled to vote thereon. Under Minnesota law, any such amendment must be approved by the affirmative vote of a majority of the shareholders entitled to vote thereon, except that the articles may provide for a specified proportion or number larger than a majority. The UnitedHealth Group articles provide that the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of common stock is required in order to amend provisions of the UnitedHealth Group articles concerning the election and removal of directors and that the affirmative vote of the holders of 66 2/3% of the outstanding shares of voting stock is required in order to amend provisions concerning certain mergers, consolidations and other business combinations and reorganizations.

power to adopt, amend or repeal the bylaws of a corporation shall be in the stockholders entitled to vote, provided that the corporation in its certificate of incorporation may confer such power on the board of directors in addition to the stockholders. The PacifiCare certificate expressly authorizes the board of directors to adopt, amend, or repeal the bylaws of PacifiCare.

Indemnification of Directors, Officers and Employees

Minnesota law and Delaware law both contain provisions setting forth conditions under which a corporation may indemnify its directors, officers and employees. While indemnification is permitted only if certain statutory standards of conduct are met, Minnesota law and Delaware law are substantially similar in providing for indemnification if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The statutes differ, however, with respect to whether indemnification is permissive or mandatory, where there is a distinction between third-party actions and actions by or in the right of the corporation, and whether, and to what extent, reimbursement of judgments, fines, settlements, and expenses is allowed. The

Although indemnification is permissive in Delaware, a corporation may, through its certificate of incorporation, bylaws or other intracorporate agreements, make indemnification mandatory. Pursuant to this authority, the PacifiCare bylaws provide that PacifiCare shall indemnify its executive officers and directors to the fullest extent permitted under Delaware law or any other applicable law; provided, however, that the corporation may modify the extent of such indemnification by individual contracts with its directors and executive officers; and provided, further, that the corporation shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by

MINNESOTA CORPORATION	DELAWARE CORPORATION

major difference between Minnesota law and Delaware law is that while indemnification of officers, directors and employees is mandatory under Minnesota law, indemnification is permissive under Delaware law, except that a Delaware corporation must indemnify a person who is successful on the merits or otherwise in the defense of certain specified actions, suits or proceedings for expenses and attorney’s fees actually and reasonably incurred in connection therewith. Minnesota law requires a corporation to indemnify any director, officer or employee who is made or threatened to be made party to a proceeding by reason of the former or present official capacity of the director, officer or employee, against judgments, penalties, fines, settlements and reasonable expenses. Minnesota law permits a corporation to prohibit indemnification by so providing in its articles of incorporation or its bylaws. UnitedHealth Group has not limited the statutory indemnification in its articles of incorporation, however, and the bylaws of UnitedHealth Group state that UnitedHealth Group shall indemnify such persons for such expenses and liabilities to such extent as permitted by statute.	law, (ii) the proceeding was authorized by the board of directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the Delaware General Corporation Law or any other applicable law or (iv) such indemnification is required to be made pursuant to enforcement by a court of competent jurisdiction.

Liabilities of Directors

Under Minnesota law, a director may be liable to the corporation for distributions made in violation of Minnesota law or a restriction contained in the corporation’s articles or bylaws. The UnitedHealth Group articles provide that a director shall not be personally liable to UnitedHealth Group or its shareholders for monetary liability relating to breach of fiduciary duty as a director, unless the liability relates to:

•     a breach of the director’s duty of loyalty to the corporation or its shareholders;

•     acts or omissions involving a lack of good faith or which involve intentional misconduct or a knowing violation of law; liability for illegal distributions and unlawful sales of UnitedHealth Group securities;

•     transactions where the director gained an improper personal benefit; or

•     any acts or omissions occurring prior to the date on which the liability limitation provisions of the UnitedHealth Group articles become effective.

Under Delaware law, a certificate of incorporation may contain a provision limiting or eliminating a director’s personal liability to the corporation or its stockholders for monetary damages for a director’s breach of fiduciary duty subject to certain limitations. The PacifiCare certificate provides that the liability of the corporation’s directors for monetary damages shall be eliminated to the fullest extent permitted under applicable law.

MINNESOTA CORPORATION	DELAWARE CORPORATION

The UnitedHealth Group articles provide that any repeal or modification of the foregoing provisions shall not adversely affect any right or protection of a director of UnitedHealth Group existing at the time of such repeal or modification.

The UnitedHealth Group articles also provide that if Minnesota law is amended to authorize further elimination of the personal liability of directors, then the liability of UnitedHealth Group directors shall be limited to the fullest extent permitted by Minnesota law, as so amended.

Shareholder/Stockholder Approval of Merger

Minnesota law provides that a resolution containing a plan of merger or exchange must be approved by the affirmative vote of a majority of the directors present at a meeting and submitted to the shareholders and approved by the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote. Unlike Delaware law, Minnesota law requires that any class of shares of a Minnesota corporation must be given the right to approve the plan if it contains a provision which, if contained in a proposed amendment to the corporation’s articles of incorporation, would entitle such a class to vote as a class.

In order to effect a merger under Delaware law, a corporation’s board of directors must approve and adopt an agreement of merger and recommend it to the stockholders. The agreement must be adopted by holders of a majority of the outstanding shares of the corporation entitled to vote thereon unless the certificate of incorporation requires a greater vote.

Business Combinations, Control Share Acquisitions and Anti-Takeover Provisions

Minnesota law prohibits certain “business combinations” (as defined in the Minnesota Business Corporations Act) between a Minnesota corporation with at least 100 shareholders, or a publicly held corporation that has at least 50 shareholders, and an “interested shareholder” for a four-year period following the share acquisition date by the interested shareholder, unless certain conditions are satisfied or an exemption is found. An “interested shareholder” is generally defined to include a person who beneficially owns at least 10% of the votes that all shareholders would be entitled to cast in an election of directors of the corporation. Minnesota law also limits the ability of a shareholder who acquires beneficial ownership of more than certain thresholds of the percentage voting power of a Minnesota corporation (starting at 20%) from voting those shares in excess of the threshold unless such acquisition has been approved in advance by a majority of the voting power held by shareholders unaffiliated with such shareholder. However, as

Delaware law prohibits, in certain circumstances, a “business combination” between the corporation and an “interested stockholder” within three years of the stockholder becoming an “interested stockholder.” An “interested stockholder” is a holder who, directly or indirectly, controls 15% or more of the outstanding voting stock or is an affiliate of the corporation and was the owner of 15% or more of the outstanding voting stock at any time within the prior three-year period. A “business combination” includes a merger or consolidation, a sale or other disposition of assets having an aggregate market value equal to 10% or more of the consolidated assets of the corporation or the aggregate market value of the outstanding stock of the corporation and certain transactions that would increase the interested stockholder’s proportionate share ownership in the corporation. This provision does not apply where:

•     either the business combination or the transaction which resulted in the

MINNESOTA CORPORATION	DELAWARE CORPORATION

permitted by Minnesota law, the UnitedHealth Group bylaws provide that this statutory provision shall not apply to UnitedHealth Group. Minnesota law also includes a provision restricting certain “control share acquisitions” of Minnesota corporations. However, as permitted by Minnesota law, the UnitedHealth Group articles provide that this statutory provision shall not apply to UnitedHealth Group.

The UnitedHealth Group articles require the affirmative vote of at least 66 2/3% of the outstanding shares of UnitedHealth Group voting stock in order to effect certain business combinations, including a merger, consolidation, exchange of shares, sale of all or substantially all of the assets of UnitedHealth Group or other similar transactions, with a person who, together with its own affiliates, owns 20% or more of the outstanding voting stock of UnitedHealth Group, referred to as a Related Person. However, the 66 2/3% voting requirement will not be applicable if 66 2/3% of the continuing directors approve the business combination, the business combination is solely between UnitedHealth Group and a wholly owned subsidiary, or the cash or fair market value of the property, securities or other consideration to be received per share by holders of UnitedHealth Group common stock other than the Related Person is not less than the highest per share price paid by the Related Person in acquiring any of its holdings of UnitedHealth Group common stock.

Minnesota law provides that during any tender offer, a publicly held corporation may not enter into or amend an agreement (whether or not subject to contingencies) that increases the current or future compensation of any officer or director. In addition, under Minnesota law, a publicly held corporation is prohibited from purchasing any voting shares owned for less than two years from a 5% shareholder for more than the market value unless the transaction has been approved by the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote or unless the corporation makes a comparable offer to all holders of shares of the class or series of stock held by the 5% shareholder and to all holders of any class or series into which such securities may be converted.

stockholder becoming an interested stockholder is approved by the corporation’s board of directors prior to the date the interested stockholder acquired such 15% interest;

•     upon the completion of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation excluding for the purposes of determining the number of shares outstanding shares held by persons who are directors and also officers and by employee stock plans in which participants do not have the right to determine confidentially whether the shares held subject to the plan will be tendered;

•     the business combination is approved by a majority of the board of directors and the affirmative vote of two-thirds of the outstanding votes entitled to be cast by disinterested stockholders at an annual or special meeting;

•     the corporation does not have a class of voting stock that is listed on a national securities exchange, authorized for quotation on an interdealer quotation system of a registered national securities association, or held or record by more than 2,000 stockholders unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder;

•     the stockholder acquires a 15% interest inadvertently and divests itself of such ownership and would not have been a 15% stockholder in the preceding 3 years but for the inadvertent acquisition of ownership;

•     the stockholder acquired the 15% interest when these restrictions did not apply; or which participants do not have the right to determine confidentially whether the shares held subject to the plan will be tendered;

MINNESOTA CORPORATION	DELAWARE CORPORATION

It should be noted that in addition to the anti-takeover measures discussed above, certain provisions of the UnitedHealth Group articles and bylaws may make it more difficult to effect a change in control of UnitedHealth Group and may discourage or deter a third party from attempting a takeover, including those (i) providing for a staggered board of directors, (ii) requiring a vote of 66 2/3% of the outstanding voting stock to amend certain provisions of the UnitedHealth Group articles concerning the election and removal of directors and concerning certain business combinations, (iii) requiring the request of holders of at least 25% of the outstanding shares in order for shareholders to call a special meeting of shareholders involving a business combination or any change in the composition of the board of directors as a result of such business combination and (iv) providing for the issuance of preferred stock in one or more series, with the powers, rights and preferences of such stock determined solely by the board of directors.

•     the business combination is approved by a majority of the board of directors and the affirmative vote of two-thirds of the outstanding votes entitled to be cast by disinterested stockholders at an annual or special meeting;

•     the corporation does not have a class of voting stock that is listed on a national securities exchange, authorized for quotation on an interdealer quotation system of a registered national securities association, or held of record by more than 2,000 stockholders unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder;

•     the stockholder acquires a 15% interest inadvertently and divests itself of such ownership and would not have been a 15% stockholder in the preceding 3 years but for the inadvertent acquisition of ownership;

•     the stockholder acquired the 15% interest when these restrictions did not apply; or

•     the corporation has opted out of this provision. PacifiCare has not expressly opted out of this provision in its certificate of incorporation.

It should be noted that in addition to the anti-takeover measures discussed above, certain provisions of PacifiCare’s certificate may make it more difficult to effect a change in control of PacifiCare and may discourage or deter a third party from attempting a takeover, including those (i) providing for the issuance of preferred stock in one or more series, with the powers, rights and preferences of such stock determined solely by the board of directors and (ii) requiring the affirmative vote or written consent of not less than 66 2/3% of the total votes entitled to be cast in an election of directors shall be required for approval of any “business transaction” between the corporation and “control person”, provided, however, that such additional voting requirement is not applicable if (1) the business transaction

MINNESOTA CORPORATION	DELAWARE CORPORATION

was approved by a two-thirds vote of the board of directors prior to the acquisition of the control person, together with its affiliates and associates, of stock of the corporation, which in the aggregate, bears the rights to 10% or more of the total votes entitled to be cast in an election of directors; (2) the business transaction was approved by two-thirds of the vote of the board of directors after the acquisition by the control person, together with its affiliates and associates, of stock of the corporation, which, in the aggregate, bears the rights to 10% or more of the total votes entitled to be cast in an election of directors, and such acquisition by such control person and its affiliates and associates was unanimously approved by the board of directors of the corporation; or (3) the business transaction is solely between the corporation and another corporation, 50% or more of the voting stock of which is owned by the corporation and none of which is owned by a control person, and each holder of stock of the corporation receives the same type of consideration in proportion to his holdings; or (4) both of the following are satisfied: (a) the cash or fair market value of the consideration to be received per share is not less than the higher of the highest price per share paid by such control person in acquiring any of its holdings of the corporation’s stock, or the highest per share market price of the stock of the corporation during the 3-month period immediately preceding the date of the proxy statement described below; and (b) a proxy statement satisfying the requirements of the 1934 Act shall be mailed to public stockholders of the Corporation for the purpose of soliciting stockholder approval of such business transaction and shall contain any recommendations as to the advisability of the business transaction which the continuing directors may choose to state and an opinion of a reputable investment banking firm as to the fairness of the terms of such business transaction from the point of view of the remaining public stockholders of the corporation. A “business transaction” includes any merger or consolidation of the corporation with or into a control person, any sale, lease, exchange, transfer or other disposition of all or any substantial part of the assets of the corporation or of a subsidiary to a control person, any merger or consolidation of a control person with or into the corporation or a subsidiary of the corporation, any sale, lease, exchange, transfer or other disposition of all or any substantial part of the assets of a control person to the

MINNESOTA CORPORATION	DELAWARE CORPORATION

corporation or a subsidiary of the corporation, the issuance of any securities of the corporation or a subsidiary of the corporation to a control person, the acquisition by the corporation or a subsidiary of the corporation of any securities of a control person, any reclassification or recapitalization involving stock of the corporation consummated within 5 years after becoming a control person, any plan or proposal by a control person for the dissolution or liquidation of the corporation, and any agreement, contract or other arrangement providing for any business transaction. A “control person” includes a holder who beneficially owns in the aggregate, stock of the corporation which bears the rights to 10% or more of the total votes entitled to be cast in an election of directors, and any affiliate or associate of any such holder.

Preemptive Rights

A preemptive right allows a shareholder to maintain its proportionate share of ownership of a corporation by permitting such shareholder the right to purchase a proportionate share of any new stock issuance and thereby protecting the shareholder from dilution of value and control upon new stock issuances.

Minnesota law provides that all shareholders are entitled to preemptive rights unless the articles of incorporation specifically deny or limit preemptive rights. UnitedHealth Group’s articles of incorporation provide that the shareholders have no preemptive rights to purchase securities of any class, kind or series.

Unless the certificate of incorporation provides otherwise, under Delaware law, stockholders of a corporation have no preemptive rights. PacifiCare’s certificate of incorporation does not provide for preemptive rights.

Advance Notice Requirements of Shareholder/Stockholder Proposals

UnitedHealth Group’s bylaws provide that for a shareholder proposal to be properly made by a shareholder at a regular meeting, the shareholder must give written notice of the proposal. UnitedHealth Group’s bylaws also provide that for a nomination of a director to be properly made by a shareholder at a regular meeting, the shareholder must give written notice of the nomination. In both cases, UnitedHealth Group must receive the relevant notice at least 120 days before the anniversary of the date of the proxy statement from the previous year’s regular meeting.

PacifiCare’s bylaws provide that for a stockholder proposal, including a proposal for a nomination of a director, to be properly made by a stockholder at an annual meeting, the stockholder must have given timely notice in writing, such business must be a proper matter for stockholder action under Delaware law and if the stockholder has provided the corporation with a solicitation notice, such stockholder must have, in the case of a proposal, delivered a proxy statement and form of proxy to holders, or, in the case of nominations, must have delivered a proxy statement and form of proxy to holders of a percentage of the corporation’s voting shares reasonably believed by such stockholder to be sufficient to elect the nominees proposed to be nominated, and must, in

MINNESOTA CORPORATION	DELAWARE CORPORATION

each case, have included in such materials the solicitation notice. To be timely, a stockholder’s notice must be delivered to the secretary at the principal executive offices of PacifiCare not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting. However, in the event that the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, then notice of a stockholder proposal must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

Inspection of Corporate Documents

Under the UnitedHealth Group bylaws, UnitedHealth Group’s board of directors is required to keep at UnitedHealth Group’s principal executive office, or, if its principal executive office is not in Minnesota, shall make available at its registered office within ten days after receipt by an officer of the corporation of a written demand for them made by a shareholder or other person authorized by Minnesota Statutes Section 302A.461, originals or copies of:

(1) records of all proceedings of shareholders for the last three years;

(2) records of all proceedings of the board for the last three years;

(3) its articles and all amendments currently in effect;

(4) its bylaws and all amendments currently in effect;

(5) financial statements required by Minnesota Statutes, Section 302A.463, and the financial statement for the most recent interim period prepared in the course of the operation of the corporation for distribution to the shareholders or to a governmental agency as a matter of public record;

(6) reports made to shareholders generally within the last three years;

Under Delaware law, a stockholder’s right to inspect the corporate books is fixed by statute. Section 220(b) of the Delaware General Corporation Law provides that “[a]ny stockholder, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation’s stock ledger, a list of its stockholders, and its other books and records, and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person’s interest as a stockholder.” The PacifiCare bylaws do not modify the Delaware provisions.

MINNESOTA CORPORATION	DELAWARE CORPORATION

(7) a statement of the names and usual business addresses of its directors and principal officers;

(8) voting trust agreements described in Section 302A.453; and

(9) shareholder control agreements described in Section 302A.457.

Classes of Stock

UnitedHealth Group is authorized by its articles of incorporation to issue 3,000,000,000 shares of common stock, par value $0.01 per share. In addition, UnitedHealth Group is authorized by its articles of incorporation to issue 10,000,000 shares of preferred stock, par value $.001 per share. There are no shares of preferred stock issued or outstanding. The UnitedHealth Group board is authorized to issue preferred stock in one or more series and to fix the voting rights, liquidation preferences, dividend rights, conversion rights, redemption rights and terms, including sinking fund provisions and certain other rights and preferences, of the preferred stock.

PacifiCare is authorized by its certificate of incorporation to issue an aggregate of 200,000,000 shares of common stock, par value $0.01 per share. In addition, PacifiCare is authorized to issue 40,000,000 shares of preferred stock, par value $0.01, and will have rights, powers and preferences thereof as PacifiCare’s board of directors may later determine.

DESCRIPTION OF UNITEDHEALTH GROUP CAPITAL STOCK

The following description of the capital stock of UnitedHealth Group does not purport to be complete, and is subject, in all respects, to applicable Minnesota law and to the provisions of the UnitedHealth Group articles of incorporation. The following description is qualified by reference to the UnitedHealth Group articles of incorporation.

UnitedHealth Group Common Stock

UnitedHealth Group is authorized by the UnitedHealth Group articles of incorporation to issue 3,000,000,000 shares of common stock, par value $0.01 per share, of which                      shares were issued and outstanding as of              and which were held of record by approximately              shareholders.

Holders of shares of UnitedHealth Group common stock are entitled to one vote per share on all matters to be voted on by shareholders. UnitedHealth Group shareholders are not entitled to cumulate their votes in the election of directors. The holders of UnitedHealth Group common stock are entitled to receive such dividends, if any, as may be declared by the UnitedHealth Group board of directors in its discretion out of funds legally available therefor. Subject to the rights of any preferred stock outstanding, upon liquidation or dissolution of UnitedHealth Group, the holders of UnitedHealth Group common stock are entitled to receive on a pro rata basis all assets remaining for distribution to shareholders. Shares of UnitedHealth Group common stock do not have preemptive or other subscription or conversion rights and are not subject to any redemption or sinking fund provisions. All of the outstanding shares of UnitedHealth Group common stock are, and the shares of UnitedHealth Group common stock to be issued as described in this proxy statement/prospectus will be, fully paid and nonassessable.

UnitedHealth Group Preferred Stock

UnitedHealth Group is authorized by the UnitedHealth Group articles of incorporation to issue 10,000,000 shares of preferred stock, par value $0.001 per share. There are no shares of preferred stock issued or outstanding. The UnitedHealth Group board is authorized to issue preferred stock in one or more series and to fix the voting rights, liquidation preferences, dividend rights, conversion rights, redemption rights and terms, including sinking fund provisions and certain other rights and preferences, of the preferred stock. The UnitedHealth Group board of directors can, without shareholder approval, issue shares of such preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of UnitedHealth Group common stock and may have the effect of delaying, deferring or preventing a change in control of UnitedHealth Group.

Special Voting Rights

UnitedHealth Group shareholders are entitled to certain “supermajority” voting rights as described above in the sections entitled “—Comparison of Rights of Shareholders of UnitedHealth Group and Stockholders of PacifiCare—Board of Directors,” “—Amendments to Bylaws and Articles,” and “—Business Combinations, Control Share Acquisitions and Anti-Takeover Provisions” beginning on pages 128, 129 and 132, respectively of this proxy statement prospectus.

Board of Directors

The board of directors of UnitedHealth Group is divided into three classes as nearly equal in number as possible. Each class serves three years with the term of office of one class expiring at the annual meeting each year in successive years. This classification of directors may have the effect of delaying, deferring or preventing a change in control of UnitedHealth Group.

Transfer Agent and Registrar

The transfer agent and registrar for the UnitedHealth Group common stock is Wells Fargo Shareowner Services.

EXPERTS

The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting included in Annex S of this prospectus from the UnitedHealth Group Incorporated and Subsidiaries (UnitedHealth Group or the Company) Annual Report on Form 10-K for the year ended December 31, 2004, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are attached as Annex S hereto, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim financial information of UnitedHealth Group for the periods ended March 31, 2005 and 2004 and June 30, 2005 and 2004, incorporated into this prospectus by reference to UnitedHealth Group’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005 and June 30, 2005 attached as Annexes T and U hereto, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005 and attached as Annexes T and U hereto, they did not and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

The consolidated financial statements and Schedule of PacifiCare appearing in PacifiCare’s Annual Report on Form 10-K for the year ended December 31, 2004 attached as Annex E hereto, and PacifiCare’s management’s assessment of the effectiveness of the internal control over financial reporting as of December 31, 2004 included therein have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein. Such consolidated financial statements and management’s assessment are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information of PacifiCare for the periods ended March 31, 2005 and 2004 and June 30, 2005 and 2004 included in PacifiCare’s Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2005 and June 30, 2005 attached as Annexes F and G hereto, respectively, Ernst & Young have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their separate reports dated July 26, 2005 and April 26, 2005 included therein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted considering the limited nature of the review procedures applied. Ernst & Young LLP is not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because those reports are not a “report” or a “part” of the registration statement prepared or certified by the auditors within the meaning of Sections 7 and 11 of the Securities Act.

LEGAL MATTERS

David J. Lubben, UnitedHealth Group’s General Counsel, will pass on the validity of the securities offered in this proxy statement/prospectus for UnitedHealth Group. Mr. Lubben beneficially owns less than 1% of UnitedHealth Group’s common stock. Weil, Gotshal & Manges LLP, special counsel to UnitedHealth Group, and Skadden, Arps, Slate, Meagher & Flom LLP, special counsel to PacifiCare, will render opinions to UnitedHealth Group and PacifiCare, respectively, on the qualification of the merger as a “reorganization” within the meaning of Section 368(a) of the Code.

FUTURE SHAREHOLDER PROPOSALS

UnitedHealth Group’s 2005 annual meeting of shareholders took place on May 3, 2005. UnitedHealth Group shareholders wishing to present proposals to be considered at the 2005 annual meeting of shareholders were required to submit their proposals to UnitedHealth Group in accordance with all applicable rules and regulations of the SEC and UnitedHealth Group’s bylaws by December 10, 2004.

PacifiCare’s 2005 annual meeting of stockholders took place on May 19, 2005. The deadline for the receipt of a proposal to be considered for inclusion in PacifiCare’s proxy statement for the 2005 annual meeting was December 21, 2004. PacifiCare’s 2006 annual meeting of stockholders is tentatively planned for late spring 2006, but will not be held if the merger is completed. Therefore, PacifiCare reserves the right to postpone or cancel its 2006 annual meeting. If such annual meeting is held, all stockholder proposals must meet the eligibility and other criteria required by Rule 14a-8 of the Exchange Act and must be received by PacifiCare on or before December 21, 2005, in order to be considered for inclusion in PacifiCare’s proxy statement and form of proxy relating to the 2006 annual meeting of PacifiCare’s stockholders. In addition, under PacifiCare’s bylaws, any stockholder proposal for consideration at the 2006 annual meeting of PacifiCare’s stockholders submitted outside the process of Rule 14a-8 of the Exchange Act will be untimely unless it is received by no later than February 18, 2006 and no earlier than January 19, 2006 and is otherwise in compliance with the requirements set forth in PacifiCare’s bylaws.

WHERE YOU CAN FIND MORE INFORMATION

PacifiCare and UnitedHealth Group file annual, quarterly, current and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information they file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. PacifiCare and UnitedHealth Group filings with the SEC are also available to the public from commercial document retrieval services and at the Internet Website maintained by the SEC at http://www.sec.gov. UnitedHealth Group and PacifiCare filings are also available at the offices of the New York Stock Exchange. For further information on obtaining copies of their public filings at the New York Stock Exchange, you should call (212) 656-5060.

UnitedHealth Group has filed a registration statement on Form S-4 to register the shares of UnitedHealth Group common stock to be issued to PacifiCare stockholders in the merger. This proxy statement/prospectus is a part of the registration statement and constitutes the prospectus of UnitedHealth Group as well as the proxy statement of PacifiCare for the special meeting. This proxy statement/prospectus does not contain all the information set forth in the registration statement, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. Such additional information may be obtained from the SEC’s principal office in Washington, D.C. or at the Internet website maintained by the SEC at http://www.sec.gov. Statements contained in this proxy statement/prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement or such other document, each such statement being qualified in all respects by such reference.

As allowed by SEC rules, this proxy statement/prospectus, including the attached annexes, exhibits and schedules does not contain all the information you can find in the registration statement on Form S-4 filed by UnitedHealth Group to register the shares of stock to be issued pursuant to the merger and the exhibits to the registration statement. The SEC allows UnitedHealth Group and PacifiCare to “incorporate by reference” information into this proxy statement/prospectus, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus or incorporated by reference subsequent to the date of this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that

UnitedHealth Group and PacifiCare have previously filed with the SEC. These documents contain important information about the companies and their financial condition and are attached hereto as Annexes E through Y.

The following UnitedHealth Group filings with the SEC (all filed under file number 001-110864):

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005.

•	Current Reports on Form 8-K dated February 2, 2005, March 2, 2005, May 24, 2005 and July 6, 2005.

The following PacifiCare filings with the SEC (all filed under file number 001-31700):

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005.

•	Current Report on Form 8-K with a filing date of January 5, 2005, March 31, 2005, April 6, 2005,
April 19, 2005, May 6, 2005, May 25, 2005, May 31, 2005, June 15, 2005, July 12, 2005, July 12, 2005 and August 4, 2005.

UnitedHealth Group and PacifiCare also incorporate by reference into this proxy statement/prospectus additional documents that either may file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this proxy statement/prospectus and (a) in the case of filings by UnitedHealth Group, the earlier of the completion of the merger or the termination of the merger agreement, and (b) in the case of filings by PacifiCare, the earlier of the date of the special meeting of PacifiCare stockholders or the termination of the merger agreement. These documents deemed incorporated by reference include periodic reports, such as Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K as well as proxy and information statements.

UnitedHealth Group has supplied all information contained or incorporated by reference into this proxy statement/prospectus relating to UnitedHealth Group and Point Acquisition, and PacifiCare has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to PacifiCare.

MISCELLANEOUS

You should rely only on the information contained in this proxy statement/prospectus including the Annexes to this proxy statement/prospectus to vote on the merger. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than its date, and neither the mailing of this proxy statement/prospectus to stockholders nor the issuance of UnitedHealth Group common stock in the merger shall create any implication to the contrary. This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction.

This proxy statement/prospectus does not cover any resales of the UnitedHealth Group common stock offered hereby to be received by stockholders of PacifiCare deemed to be “affiliates” of PacifiCare or UnitedHealth Group upon the completion of the merger. No person is authorized to make use of this proxy statement/prospectus in connection with such resales.

CERTAIN INFORMATION REGARDING UNITEDHEALTH GROUP AND PACIFICARE

UnitedHealth Group has supplied all the information contained in this proxy statement/prospectus relating to UnitedHealth Group and PacifiCare has supplied all such information relating to PacifiCare. Some of the important business and financial information relating to UnitedHealth Group and PacifiCare that you may want to consider in deciding how to vote appears as Annexes to this proxy statement/prospectus.

PacifiCare’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 appears as Annex E, and its Quarterly Reports on Form 10-Q for the quarterly period ended March 31 and June 30, 2005 appears as Annexes F and G.

UnitedHealth Group’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 appears as Annex S, and its Quarterly Reports on Form 10-Q for the quarterly period ended March 31 and June 30, 2005 appears as Annexes T and U.

The foregoing Annexes (excluding any documents incorporated by reference therein or exhibits thereto) are a part of this proxy statement/prospectus and should be carefully reviewed for the information regarding UnitedHealth Group and PacifiCare contained in those Annexes.

ANNEX A

AGREEMENT AND PLAN OF MERGER

DATED AS OF JULY 6, 2005

BY AND AMONG

UNITEDHEALTH GROUP INCORPORATED

POINT ACQUISITION LLC

AND

PACIFICARE HEALTH SYSTEMS, INC.

i

EXHIBITS

Exhibit A – Covered Employees

Exhibit B – Form of Affiliate Letter

Exhibit C – Form of Company Tax Representation Letter

Exhibit D – Form of Company Tax Representation Letter for Reverse Merger

Exhibit E – Form of Parent Tax Representation Letter

Exhibit F – Form of Parent Tax Representation Letter for Reverse Merger

Exhibit G – Closing Consents

TABLE OF DEFINED TERMS

Adverse Recommendation Notice	A-46
Affected Employees	A-54
Affiliate	A-65
Agreement	A-1
Authorized Control Level	A-32
Cash Consideration	A-4
Certificate	A-4
Certificate of Merger	A-2
Closing	A-2
Closing Consents	A-65
Closing Date	A-2
CMS	A-19
COBRA	A-23
Code	A-1
Company	A-1
Company Adverse Recommendation Change	A-45
Company Board	A-10
Company By-Laws	A-11
Company Certificate	A-11
Company Common Stock	A-3
Company Deferred Stock Plans	A-9
Company Disclosure Letter	A-11
Company DSUs	A-9
Company Insiders	A-10
Company Intellectual Property	A-26
Company Material Adverse Effect	A-14
Company Plans	A-22
Company Preferred Stock	A-12
Company Regulatory Filings	A-20
Company Restricted Shares	A-9
Company Rights	A-12
Company RSUs	A-9
Company SEC Documents	A-15
Company State Regulatory Filings	A-31
Company Stock Options	A-8
Company Stock Plans	A-8
Company Stockholder Approval	A-13
Company Stockholders Meeting	A-47
Company Superior Proposal	A-45
Company Takeover Proposal	A-45
Confidentiality Agreement	A-48
Contract	A-14
Convertible Debentures	A-12
Copyrights	A-26
Corporate Merger Subsidiary	A-3
Covered Employees	A-1
Delaware Law	A-2
DGCL	A-2
Dissenting Shares	A-8
Effective Time	A-2

v

Employees	A-22
Environmental Laws	A-30
Environmental Liabilities	A-30
ERISA	A-22
ERISA affiliate	A-22
Exchange Act	A-10
Exchange Agent	A-4
Exchange Fund	A-5
Exchange Ratio	A-4
Filed Company SEC Documents	A-16
Form S-4	A-16
GAAP	A-15
Governmental Authority	A-15
Hazardous Material	A-30
HSR Act	A-15
Indemnified Parties	A-52
Intellectual Property	A-26
IP Licenses	A-26
IRS	A-24
Knowledge	A-65
Largest Broker Contracts	A-19
Largest Customer Contracts	A-19
Largest Provider Contracts	A-18
Laws	A-19
Leased Real Property	A-29
Liens	A-11
Material Company Takeover Proposal	A-63
Merger	A-1
Merger Consideration	A-4
Merger Sub	A-1
Merger Sub Interests	A-34
Negative Regulatory Action	A-50
New Employment Agreements	A-1
New York Stock Exchange	A-15
Option Exchange Ratio	A-9
Other Agreements	A-65
Other Core States	A-66
Owned Real Property	A-29
Parent	A-1
Parent Articles	A-33
Parent Board	A-34
Parent By-laws	A-33
Parent Common Stock	A-4
Parent Disclosure Letter	A-33
Parent Material Adverse Effect	A-35
Parent Preferred Stock	A-33
Parent SEC Documents	A-36
Parent Trading Price	A-9
Patents	A-26
Permits	A-20
Permitted Liens	A-66
Person	A-66

Precedent Health Care Transaction	A-66
Proprietary Software	A-28
Providers	A-66
Proxy Statement	A-16
Regulated Subsidiaries	A-32
Release	A-30
Relevant Consent	A-52
Relevant Filing	A-52
Reportable Acquisition	A-52
Reportable Agreement	A-51
Representatives	A-44
Reserves	A-32
Restraints	A-57
Reverse Merger	A-3
Rights Agent	A-12
Rights Agreement	A-12
SAP	A-31
Sarbanes-Oxley	A-21
SEC	A-10
Securities Act	A-15
Software	A-26
Stock Consideration	A-4
Subsidiary	A-66
Substitute Stock Option	A-8
Surviving Entity	A-2
Termination Date	A-60
Termination Fee	A-62
Trade Secrets	A-26
Trademarks	A-26

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 6, 2005, is by and among UnitedHealth Group Incorporated, a Minnesota corporation (“Parent”), Point Acquisition LLC, a limited liability company organized under the laws of the State of Delaware and a direct wholly-owned subsidiary of Parent (“Merger Sub”), and PacifiCare Health Systems, Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the respective Boards of Directors of Parent and the Company and the Managing Member of Merger Sub have approved and declared advisable this Agreement and the merger of the Company with and into Merger Sub (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, for United States Federal income tax purposes, it is intended that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder, and that this Agreement constitutes, and hereby is adopted as, a plan of reorganization;

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and

WHEREAS, concurrently with the execution of this Agreement, Parent (and/or one of its Subsidiaries) is entering into employment agreements with the individuals set forth on Exhibit A hereto (such employment agreements referred to, collectively, as the “New Employment Agreements,” and such individuals, the “Covered Employees”) in order to provide for the continued service and employment of such persons.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties hereto agree as follows:

ARTICLE I

The Merger

Section 1.01 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law (the “DGCL”) and the Limited Liability Company Act of the State of Delaware (collectively, “Delaware Law”), the Company shall be merged with and into Merger Sub at the Effective Time. At the Effective Time, as a result of the Merger, the separate corporate existence of the Company shall cease, and Merger Sub shall continue as the surviving entity in the Merger (the “Surviving Entity”) and shall succeed to and assume all the rights and obligations of the Company in accordance with Delaware Law.

Section 1.02 Closing. The closing of the Merger (the “Closing”) will take place at 10:00 a.m. on a date to be specified by the parties (the “Closing Date”), which shall be no later than the second business day after satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, NY 10153, unless another time, date or place is agreed to in writing by the parties hereto.

Section 1.03 Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”) executed in accordance with the relevant provisions of Delaware Law and, as soon as practicable on or after the Closing Date, shall make all other filings or recordings required under Delaware Law. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such other time as Parent and the Company shall agree upon and shall specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 1.04 Effects of the Merger. The Merger shall have the effects set forth in Delaware Law.

Section 1.05 Certificate of Formation; Operating Agreement.

(a) The Certificate of Formation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Formation of the Surviving Entity until thereafter changed or amended as provided therein or by Delaware Law or other applicable Law.

(b) The Operating Agreement of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Operating Agreement of the Surviving Entity until thereafter changed or amended as provided therein or by applicable Law; provided, however, that the Operating Agreement of the Surviving Entity shall be amended as necessary to comply with the obligations of the Surviving Entity set forth in Section 6.04 hereof.

Section 1.06 Managers. The managers of Merger Sub immediately prior to the Effective Time shall be the managers of the Surviving Entity until the earlier of their resignation or removal or until their respective successors are duly designated, as the case may be.

Section 1.07 Officers. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Entity until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 1.08 Alternative Merger Structure. Notwithstanding any other provision of this Agreement, if requested in writing by Parent at least three business days prior to the Closing Date, the transactions contemplated hereby shall be effected (subject to the conditions contained herein) by (i) Merger Sub converting into a Delaware corporation (the “Corporate Merger Subsidiary”) and (ii) Corporate Merger Subsidiary merging with and into the Company (the “Reverse Merger”), provided that such revision to the structure does not preclude satisfaction of the closing conditions set forth in Section 7.02(e) and Section 7.03(c), without any waiver thereof. In such event, the Company shall be the Surviving Entity, the conversion of the outstanding Company securities will occur as provided in the following Article, and each issued and outstanding share of capital stock of Corporate Merger Subsidiary shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Entity in the Reverse Merger. The other provisions of this Agreement will continue to apply in the event of the Reverse Merger, mutatis mutandis (with all references to Merger Sub deemed to mean the Corporate Merger Subsidiary). Notwithstanding anything to the contrary set forth in this Section 1.08, no revision to the structure of the transactions contemplated hereby shall (i) result in any change in the Merger Consideration, (ii) be materially adverse to the interests of Parent, the Company, Merger Sub, the holders of shares of Parent Common Stock or the holders of shares of Company Common Stock, or (iii) unreasonably impede or delay consummation of the Merger. The parties agree to amend this Agreement to the extent necessary to provide for more specific mechanics of the alternative structure described in this Section 1.08.

ARTICLE II

Effect of the Merger on the Capital Stock of the Constituent Entities;

Exchange of Certificates; Company Equity Awards

Section 2.01 Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or any holder of any shares of common stock, par value $0.01 per share, of the Company (together with the associated Company Rights, the “Company Common Stock”) or any membership interests of Merger Sub:

(a) Membership Interests of Merger Sub. The issued and outstanding membership interests of Merger Sub shall remain outstanding and shall constitute the only issued and outstanding equity interests of the Surviving Entity.

(b) Cancellation of Treasury Stock. Each share of Company Common Stock that is owned by the Company (as treasury stock or otherwise), automatically shall be canceled and retired and shall cease to exist, and no shares of Parent Common Stock, cash or other consideration shall be delivered in exchange therefor.

(c) Conversion of Company Common Stock. Subject to Section 2.02(e), each issued and outstanding share of Company Common Stock (other than shares to be canceled in accordance with Section 2.01(b), and other than as provided in Section 2.02(k) with respect to shares as for which appraisal rights have been perfected), shall be converted into the right to receive:

(i) 1.10 (the “Exchange Ratio”) validly issued, fully paid and nonassessable shares of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”) (the “Stock Consideration”); and

(ii) $21.50 in cash (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”).

As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, any dividends or other distributions to which such holder is entitled pursuant to Section 2.02(c) and cash in lieu of any fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(e), in each case to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with Section 2.02(b), without interest. Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock shall have been changed into a different number of shares or a different class, by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, the Merger Consideration shall be appropriately adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction.

Section 2.02 Exchange of Certificates.

(a) Exchange Agent. As of the Effective Time, Parent shall deposit, for the benefit of the holders of shares of Company Common Stock, with Wells Fargo Bank, N.A. or such other bank or trust company as may be designated by Parent, with the Company’s prior written consent, which shall not be unreasonably withheld or delayed, as exchange agent (the “Exchange Agent” ), for exchange in accordance with this Article II, through the Exchange Agent, (i) certificates (or evidence of shares in book-entry form) representing the shares of Parent Common Stock issuable pursuant to Section 2.01(c) in exchange for outstanding shares of Company Common Stock, (ii) cash sufficient to pay the Cash Consideration and (iii) from time to time as needed, additional cash sufficient to pay cash in lieu of fractional shares pursuant to Section 2.02(e) hereof and any dividends and other distributions pursuant to Section 2.02(c) hereof (such shares of Parent Common Stock and Cash Consideration, together with any dividends or other distributions with respect thereto with a record date after the Effective Time and any cash payments in lieu of any fractional shares of Parent Common Stock, being hereinafter referred to as the “Exchange Fund”).

(b) Exchange Procedures. As promptly as practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate whose shares of Company Common Stock were converted into the right to receive the Merger Consideration pursuant to Section 2.01(c), (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and which shall be in customary form and shall have such other provisions as Parent may reasonably specify) and (ii) instructions for use in surrendering the Certificates in exchange for certificates (or evidence of shares in book-entry form) representing the Stock Consideration portion of the Merger Consideration and cash representing the Cash Consideration portion of the Merger Consideration, any dividends or other distributions to which holders of Certificates are entitled pursuant to Section 2.02(c) and cash in lieu of any fractional shares of Parent Common Stock to which such holders are entitled pursuant to Section 2.02(e). Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed, and such other documents as may be reasonably required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (A) a certificate (or evidence of shares in book-entry form) representing that number of whole shares of Parent Common Stock that such holder has the right to receive pursuant to the provisions of this Article II after taking into account all the shares of Company Common Stock then held by such holder under all such Certificates so surrendered and (B) a check for the cash that such holder is entitled to receive pursuant to the provisions of this Article II after taking into account all the shares of Company Common Stock then held by such holder under all such Certificates so surrendered, including for the Cash Consideration portion of the Merger Consideration, any dividends or other distributions to which such holder is entitled pursuant to Section 2.02(c) and cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(e), and the Certificate so surrendered shall then be canceled. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, (w) a certificate (or evidence of shares in book-entry form) representing the proper number of shares of Parent Common Stock, (x) a check for the Cash Consideration portion of the Merger Consideration, (y) any dividends or other distributions to which such holder is entitled pursuant to Section 2.02(c) and (z) cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(e), may be issued to a person other than the person in whose name the Certificate so surrendered is registered, if, upon presentation to the Exchange Agent, such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such issuance shall pay any transfer or other taxes required by reason of the issuance of shares of Parent Common Stock to a person other than the registered holder of such Certificate or establish to the reasonable satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.02(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration, any dividends or other distributions to which the holder of such Certificate is entitled pursuant to Section 2.02(c) and cash in lieu of any fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(e). No interest will be paid or will accrue on the Merger Consideration or on any cash payable to holders of Certificates pursuant to Section 2.02(c) or (e).

(c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the share of Parent Common Stock that the holder thereof has the right to receive upon the surrender thereof, and no cash payment in lieu of any fractional shares of Parent Common Stock shall be paid to any such holder pursuant to Section 2.02(e), in each case until the holder of such Certificate shall surrender such Certificate in accordance with this Article II. Following surrender of any Certificate, there shall be paid to the holder thereof (i) at the time of such surrender, the amount of cash payable in lieu of any fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(e) and the amount of dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date after the Effective Time and paid with respect to Parent Common Stock prior to such surrender and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

(d) No Further Ownership Rights in Company Common Stock. All shares of Parent Common Stock issued and cash paid upon the surrender for exchange of Certificates in accordance with the terms of this Article II (including any dividends or other distributions paid pursuant to Section 2.02(c) and cash paid in lieu of any fractional shares pursuant to Section 2.02(e)) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of Company Common Stock previously represented by such Certificates, and at the close of business on the day on which the Effective Time occurs, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Entity of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time.

Subject to the last sentence of Section 2.02(f), if, at any time after the Effective Time, Certificates are presented to the Surviving Entity or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

(e) No Fractional Shares.

(i) No certificates, scrip or evidence of shares in book-entry form representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, no dividends or other distributions of Parent shall relate to such fractional share interests and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Parent.

(ii) In lieu of such fractional share interests, Parent shall pay to each former holder of shares of Company Common Stock an amount in cash equal to the product obtained by multiplying (A) the fractional share interest to which such former holder (after taking into account all shares of Company Common Stock held at the Effective Time by such holder) would otherwise be entitled and (B) the per share closing price of Parent Common Stock on the Closing Date (or, if such date is not a trading day, the trading day immediately preceding the Closing Date) on the NYSE Composite Transactions Tape (or, if not reported thereby, as reported by any other authoritative source). As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify Parent and Parent shall cause the Surviving Entity to deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates for nine months after the Effective Time shall be delivered to Parent, upon demand, and any holders of Certificates who have not previously complied with this Article II shall thereafter look only to Parent for payment of their claim for the Merger Consideration, any dividends or other distributions with respect to shares of Parent Common Stock and cash in lieu of any fractional shares of Parent Common Stock in accordance with this Article II. If any Certificate shall not have been surrendered immediately prior to the date on which any Merger Consideration (and all dividends or other distributions payable pursuant to Section 2.02(c) and all cash payable in lieu of fractional shares pursuant to Section 2.02(e)) would otherwise escheat to or become the property of any Governmental Authority (as defined below), any such Merger Consideration (and all dividends or other distributions payable pursuant to Section 2.02(c) and all cash payable in lieu of fractional shares pursuant to Section 2.02(e)) in respect thereof shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any person previously entitled thereto.

(g) No Liability. None of Parent, Merger Sub, the Company or the Exchange Agent shall be liable to any person in respect of any shares of Parent Common Stock (or dividends or other distributions with respect thereto) or cash in lieu of any fractional shares of Parent Common Stock or cash from the Exchange Fund, in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(h) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis. Any interest and other income resulting from such investments shall be the property of, and shall be paid to, Parent. Any losses resulting from such investments shall not in any way diminish Parent’s and Merger Sub’s obligation to pay the full amount of the Merger Consideration.

(i) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such person of a bond in such reasonable amount as Parent or the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, any dividends or other distributions to which the holder of such Certificate would be entitled pursuant to Section 2.02(c) and cash in lieu of any fractional share of Parent Common Stock to which such holder would be entitled pursuant to Section 2.02(e), in each case in accordance with the terms of this Agreement.

(j) Withholding Rights. The Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of shares of Company Common Stock pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or under any provision of state or foreign tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority, such withheld amounts shall be treated for the purposes of this Agreement as having been paid to the former holder of the shares of Company Common Stock. Any such withholding shall be applied first against the Cash Consideration to the full extent thereof and then against the Stock Consideration. If withholding is required from shares of Parent Common Stock, the Exchange Agent shall sell in the open market such shares of Parent Common Stock on behalf of the former holder of Company Common Stock as is necessary to satisfy such withholding obligation and shall pay such cash proceeds to the appropriate taxing authority.

(k) Dissenting Shares. Notwithstanding Section 2.01(c), any shares of Company Common Stock outstanding immediately prior to the Effective Time and held by a person who has not voted in favor of the Merger or consented thereto in writing and who has properly demanded appraisal for such shares in accordance with Delaware Law (the “Dissenting Shares”) shall not be converted into a right to receive the Merger Consideration, unless such holder fails to perfect or withdraws or otherwise loses its rights to appraisal or it is determined that such holder does not have appraisal rights in accordance with Delaware Law. If, after the Effective Time, such holder fails to perfect or withdraws or loses its right to appraisal, or if it is determined that such holder does not have appraisal rights, such shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration. The Company shall give Parent and Merger Sub prompt notice of any demands received by the Company for appraisal of shares, and Parent and Merger Sub shall have the right to participate in all negotiations and proceedings with respect to such demands except as required by applicable Law. The Company shall not, except with prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, unless and to the extent required to do so under applicable Law.

Section 2.03 Company Equity Awards.

(a) Except as provided in Section 5.01(a)(ii)(2) of the Company Disclosure Letter, all stock options (the “Company Stock Options”) outstanding, whether or not exercisable and whether or not vested, at the Effective Time granted under the Company’s 1996 Stock Option Plan for Officers and Key Employees, 1996 Non-Officer Directors Stock Plan, Amended 1997 Premium Priced Stock Option Plan, 2000 Employee Plan, 2000 Non-Employee Directors Stock Plan and the 2005 Equity Inventive Plan (collectively, the “Company Stock Plans”), shall remain outstanding following the Effective Time. At the Effective Time, all of the Company Stock Options shall, by virtue of the Merger and without any further action on the part of the Company or the holder thereof, be assumed in full by Parent, which shall have assumed the Company Stock Plans as of the Effective Time by virtue of this Agreement and without any further action by Parent. From and after the Effective Time, all references to the Company in the Company Stock Plans and in any agreement granting Company Stock Options shall be deemed to refer to Parent. Each Company Stock Option assumed by Parent (each, a “Substitute Stock Option”) shall be converted automatically into options to purchase shares of Parent Common Stock upon the same terms and conditions as are in effect immediately prior to the Effective Time with respect to such Company Stock Option, except that (i) each such Substitute Stock Option shall represent the right to acquire, that whole number of shares of Parent Common Stock (rounded down to the next whole share) equal to the number of shares of Company Common Stock subject to such Company Stock Option multiplied by the Option Exchange Ratio and (ii) the option price per share of Parent Common Stock under each Substitute Stock Option shall be an amount equal to the option price per share of Company Common Stock subject to the related Company Stock Option in effect immediately prior to the Effective Time divided by the Option Exchange Ratio (the option price per share, as so determined, being rounded up to the next 100th of a cent). Each Substitute Stock Option shall otherwise have the same terms and conditions (including with respect to vesting and exercisability), as such Company Stock Option. For purposes of this Agreement, the “Option Exchange Ratio” shall be the sum of (x) plus (y), where (x) is the Exchange Ratio and (y) is the number equal to the quotient of the Cash Consideration divided by the Parent Trading Price. The “Parent Trading Price” means the per share closing trading price of Parent

Common Stock on the NYSE Composite Transactions Tape (or, if not reported thereby, as reported by any other authoritative source), on the trading day immediately prior to the Closing Date. Except as provided in Section 5.01(a)(ii)(2) of the Company Disclosure Letter, Parent acknowledges and agrees that all outstanding Company Stock Options shall vest in full as of the Effective Time under the terms of the Company Stock Plans as a result of the transactions contemplated by this Agreement.

(b) Except as provided in Section 5.01(a)(ii)(2) of the Company Disclosure Letter, each share of Company Common Stock outstanding as of the Effective Time granted under the Company Stock Plans which is subject to forfeiture risk (“Company Restricted Shares”) shall be deemed fully vested as of the Effective Time in accordance with the terms of such plans and, in full settlement thereof (net of applicable withholding in accordance with the practices of the Company prior to the date of this Agreement), shall be converted into the right to receive the per share Merger Consideration contemplated by Section 2.01 of this Agreement, which shall be paid by Parent as promptly as practicable after the Effective Time. Except as provided in Section 5.01(a)(ii)(2) of the Company Disclosure Letter, each deferred stock unit (“Company DSUs”) and restricted stock unit (“Company RSUs”) deferred under the Company Stock Plans, the Third Amended and Restated Stock Unit Deferred Compensation Plan and the Third Amended and Restated Non-Qualified Deferred Compensation Plan (collectively, the “Company Deferred Stock Plans“) shall become distributable (whether or not then vested) and, in full settlement thereof (net of applicable withholding in accordance with the practices of the Company prior to the date of this Agreement), shall be converted into the right to receive the per share Merger Consideration contemplated by Section 2.01 of this Agreement, which shall be paid by Parent as promptly as practicable after the Effective Time. Each share of Company Common Stock to which holders of Company Restricted Shares, Company DSUs and Company RSUs are entitled as of the Effective Time shall be converted into the right to receive the Merger Consideration in accordance with Sections 2.01 and 2.02 of this Agreement. To the extent that amounts are withheld from the consideration otherwise payable to holders of Company Restricted Shares, Company DSUs or Company RSUs pursuant to this Section 2.03, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holders in respect of which the withholding was made.

(c) As soon as reasonably practicable after the Effective Time, Parent shall deliver, or cause to be delivered, to each holder of a Substitute Stock Option a notice setting forth such holder’s rights pursuant thereto. Except as provided herein, Parent shall comply with the terms of all such Substitute Stock Options and ensure that the conversion and assumption provided in this Section 2.03 with respect to any Company Stock Option that qualifies as an “incentive stock option” (as defined in section 422 of the Code) shall be effected in a manner consistent with the requirements of section 424(a) of the Code. Parent shall take all actions with respect to the Company Stock Plans, and the Company Stock Options that are necessary to implement the provisions of this Section 2.03, including all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of Substitute Stock Options pursuant to the terms set forth in this Section 2.03. Parent shall register the shares of Parent Common Stock subject to Substitute Stock Options by filing on the Closing Date a registration statement on Form S-8 (or any successor form) or another appropriate form, with the United States Securities and Exchange Commission (the “SEC”) and Parent shall use commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements with respect thereto for so long as Substitute Stock Options remain outstanding.

(d) Parent and the Company agree that, in order to most effectively compensate and retain Company Insiders in connection with the Merger, both prior to and after the Effective Time, it is desirable that Company Insiders not be subject to a risk of liability under Section 16(b) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), to the fullest extent permitted by applicable Law in connection with the conversion of shares of Company Common Stock and other equity securities including derivative securities (i.e., Company Stock Options, Company DSUs and Company RSUs) into shares of Parent Common Stock and Substitute Stock Options in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 2.03(d). The Board of Directors of the Company (the “Company Board”), or a committee of Non-Employee Directors (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act) thereof, shall adopt a resolution providing that the disposition by Company Insiders of Company Common Stock, Company DSUs and Company RSUs in exchange for Merger Consideration and the disposition by Company Insiders of Company Stock Options upon conversion into Substitute Stock Options, in each case pursuant to the transactions contemplated by this Agreement, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act. “Company Insiders” shall mean those officers and directors of the Company who are subject to the reporting requirements of Section 16(a) of the Exchange Act. Actions described in this Section 2.03(c) shall be taken in accordance with the interpretative letter, dated January 12, 1999, issued by the SEC’s Division of Corporation Finance to Skadden, Arps, Slate, Meagher & Flom LLP relating to Rule 16b-3 under the Exchange Act.

(e) Except as set forth in Section 5.01(a)(ii) of the Company Disclosure Letter, since January 1, 2004, the Company, including the Company Board and any committee acting on behalf of the Company Board, has not, and will not hereafter, except for the Company Stockholder Approval and the Merger, take any action to accelerate the vesting or exercisability, or otherwise amend, modify or change the terms, of any Company Stock Option, Company Restricted Shares, Company DSUs or Company RSUs.

ARTICLE III

Representations and Warranties of the Company

Except as set forth in the disclosure letter (with specific reference to the Section or Subsection of this Agreement to which the information stated in such disclosure relates; provided that any fact or condition disclosed in any section of such disclosure letter in such a way as to make its relevance to a representation or representations made elsewhere in this Agreement or information called for by another section of such disclosure letter reasonably apparent shall be deemed to be an exception to such representation or representations or to be disclosed on such other section of such disclosure letter notwithstanding the omission of a reference or cross reference thereto) delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Letter”), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.01 Organization, Standing and Corporate Power. The Company and each of its Subsidiaries is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is formed and has all requisite power and authority to carry on its business as now being conducted. The Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified, licensed or in good standing, individually or in the aggregate has not resulted in, and would not reasonably be expected to result in, material direct or indirect costs or liabilities to the Company and its Subsidiaries, taken as a whole. The Company has made available to Parent complete and correct copies of its Certificate of Incorporation (the “Company Certificate”) and By-laws (the “Company By-laws”) and the certificate of incorporation and by-laws (or comparable organizational documents) of each of its Subsidiaries, in each case as amended to the date of this Agreement. The Company has made available to Parent and its representatives correct and complete copies of the minutes of all meetings of stockholders, the Company Board and each committee of the Company Board and the board of directors of each of its Subsidiaries held since December 31, 2001.

Section 3.02 Subsidiaries. Section 3.02 of the Company Disclosure Letter lists all the Subsidiaries of the Company and, for each such Subsidiary, the state of formation and each jurisdiction in which such Subsidiary is qualified or licensed to do business. All the outstanding shares of capital stock of, or other equity interests in, each such Subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by the Company free and clear of all pledges, claims, liens, charges, encumbrances or security interests of any kind or nature whatsoever (collectively, “Liens”), and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interests. Except for the capital stock or other equity or voting interests of its Subsidiaries and publicly traded securities held for investment which do not exceed 5% of the outstanding securities of any entity, the Company does not own, directly or indirectly, any capital stock or other equity or voting interests in any person.

Section 3.03 Capital Structure.

(a) The authorized capital stock of the Company consists of (x) 200,000,000 shares of Company Common Stock and (y) 40,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”), of which, as of the date hereof, 2,000,000 shares of Company Preferred Stock have been designated as Series A Junior Participating Preferred Stock, of which 2,000,000 shares are reserved for issuance upon the exercise of preferred share purchase rights (the “Company Rights”) issued pursuant to the Rights Agreement, dated as of November 19, 1999, between the Company and ChaseMellon Shareholder Services, L.L.C., as rights agent (which firm has been replaced as rights agent by ComputerShare Investor Services L.L.C.) (the “Rights Agent”), pursuant to the terms thereof) (the “Rights Agreement”). At the close of business on June 29, 2005, (i) 87,628,414 shares of Company Common Stock were issued and outstanding (which number includes 977,619 Company Restricted Shares), (ii) no shares of Company Common Stock were held by the Company in its treasury, (iii) 14,753,323 shares of Company Common Stock were reserved for issuance pursuant to the Company Stock Plans and the Company Deferred Stock Plans (of which 7,647,807 shares of Company Common Stock were subject to outstanding Company Stock Options, 977,619 shares of Company Common Stock were subject to outstanding Company Restricted Shares, 1,256,443 shares of Company Common Stock were subject to outstanding Company RSUs and 641,969 shares of Company Common Stock were subject to outstanding Company DSUs), (iv) 6,428,566 shares of Company Common Stock were reserved for issuance upon conversion of the Company’s 3% Convertible Subordinated Debentures due 2032 (the “Convertible Debentures”) issued pursuant to an Indenture, dated as of November 22, 2002, between the Company and State Street Bank and Trust Company of California, N.A. (a complete and correct copy of which has been delivered or made available to Parent) and (v) no shares of Company Preferred Stock were issued or outstanding.

(b) The Company has delivered to Parent a correct and complete list, as of June 24, 2005, of all outstanding Company Stock Options, Company Restricted Shares, Company RSUs, Company DSUs and any other rights to purchase or receive shares of Company Common Stock granted under the Company Stock Plans or otherwise, the number of shares of Company Common Stock subject thereto, whether or not a stock option is an incentive stock option, expiration dates and exercise prices thereof, in each case broken down as to each plan, agreement or other arrangement and as to each individual holder. Except as set forth above in this Section 3.03, at the close of business on June 24, 2005, no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. Except as set forth above in this Section 3.03, there are no outstanding stock appreciation rights, rights to receive shares of Company Common Stock on a deferred basis or other rights that are linked to the value of Company Common Stock granted under the Company Stock Plans or otherwise. All outstanding shares of capital stock of the Company are, and all shares which may be issued pursuant to the Company Stock Plans will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

(c) Except as set forth above in this Section 3.03, there are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. Except as set forth above in this Section 3.03, (i) there are not issued, reserved for issuance or outstanding (A) any securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or voting securities of the Company or any of its Subsidiaries or (B) any warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or any obligation of the Company or any of its Subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of the Company or any of its Subsidiaries and (ii) there are not any outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any such securities.

(d) Section 3.03(d) of the Company Disclosure Letter sets forth a complete and correct list of the following information, as of June 29, 2005, with respect to the Convertible Debentures: (i) the aggregate principal amount thereof, (ii) the aggregate amount of accrued and unpaid interest thereon and (iii) the conversion price thereof as of the date hereof.

Section 3.04 Authority; Noncontravention.

(a) The Company has all requisite corporate power and authority to enter into this Agreement and, subject to the adoption of this Agreement and the Merger by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock (the “Company Stockholder Approval”), to consummate the Merger and the other transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, subject, in the case of the Merger, to receipt of the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, solvency, fraudulent transfer, reorganization, moratorium and other Laws affecting creditors’ rights generally from time to time in effect and by general principles of equity). As of the date hereof, the Company Board, at a meeting duly called and held at which all the directors of the Company were present in person or by telephone, duly and unanimously adopted resolutions (i) declaring that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of the Company and the Company’s stockholders, (ii) approving and adopting this Agreement, the Merger and the other transactions contemplated by this Agreement, (iii) directing that the adoption of this Agreement be submitted to a vote at a meeting of the stockholders of the Company, and (iv) recommending that the stockholders of the Company adopt this Agreement. The provisions of Section 203 of the DGCL are inapplicable to this Agreement, the Merger and the other transactions contemplated by this Agreement. No “fair price”, “merger moratorium”, “control share acquisition” or other anti-takeover or similar statute or regulation applies or purports to apply to this Agreement, the Merger or the other transactions contemplated by this Agreement.

(b) The execution and delivery of this Agreement by the Company do not, and the consummation of the Merger and the other transactions contemplated by this Agreement by the Company and compliance with the provisions of this Agreement by the Company will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or other assets of the Company or any of its Subsidiaries under, (i) the Company Certificate or the Company By-laws or the comparable organizational documents of any of its Subsidiaries, (ii) any loan or credit agreement, bond, debenture, note, mortgage, indenture, lease or other contract, agreement, obligation, commitment, arrangement, understanding, instrument, permit or license (each, a “Contract”), to which the Company or any of its Subsidiaries is a party or any of their respective properties or other assets is subject or (iii) subject to the governmental filings and other matters referred to in Section 3.05, any Law applicable to the Company or any of its Subsidiaries or their respective properties or other assets, other than, in the case of clauses (ii) and (iii) above, any such conflicts, violations, breaches, defaults, rights, losses or Liens that individually or in the aggregate (A) have not had and would not reasonably be expected to have a Company Material Adverse Effect, (B) would not reasonably be expected to impair in any material respect the ability of the Company to perform its obligations hereunder and (C) would not reasonably be expected to prevent or materially delay the consummation of any of the transactions contemplated by this Agreement.

(c) For purposes of this Agreement, “Company Material Adverse Effect” shall mean any change, effect, event, circumstance, occurrence or state of facts that is materially adverse to the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, other than any change, effect, event, circumstance, occurrence or state of facts relating to (a) the economy or the financial markets in general, (b) the industries in which the Company and its Subsidiaries operate in general, (c) the announcement of the execution of this Agreement or the transactions contemplated hereby or the identity of Parent (provided that the exclusion set forth in this clause (c) shall not apply to Section 3.04(b) hereof), (d) changes in applicable Laws or regulations after the date hereof, (e) changes in GAAP or regulatory accounting principles after the date hereof,

(f) liabilities relating to the pending or threatened litigations, mediations, arbitrations and investigations set forth in Section 3.09 of the Company Disclosure Letter in an aggregate amount equal to or less than the amount set forth in Section 3.04(c)(i) of the Company Disclosure Letter or (g) any litigation, mediation, arbitration or investigation set forth in Section 3.04(c)(ii) of the Company Disclosure Letter; provided that with respect to clauses (a), (b), (d) and (e), such change, effect, event, circumstance, occurrence or state of facts (i) does not specifically relate to (or have the effect of specifically relating to) the Company and its Subsidiaries and (ii) is not more adverse to the Company and its Subsidiaries than to other companies operating in the industries in which the Company and its Subsidiaries operate.

Section 3.05 Governmental Approvals. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Authority is required by the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the Merger or the other transactions contemplated by this Agreement, except for those required under or in relation to (a) the premerger notification and report form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (b) the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), (c) the Exchange Act, (d) the Certificate of Merger to be filed with the Secretary of State of the State of Delaware and appropriate documents to be filed with the relevant authorities of other states in which the Company is qualified to do business, (e) any appropriate filings with and approvals of the New York Stock Exchange (the “NYSE”), (f) the state insurance department, department of health and other filings and/or approvals set forth in Section 3.05(f) of the Company Disclosure Letter, (g) state securities or “blue sky” laws and (h) such other consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made individually or in the aggregate would not reasonably be expected to (x) have a Company Material Adverse Effect, (y) impair in any material respect the ability of the Company to perform its obligations hereunder or (z) prevent or materially delay the consummation of any of the transactions contemplated by this Agreement. The Regulated Subsidiaries are only domiciled or commercially domiciled in the jurisdictions set forth in Section 3.05 of the Company Disclosure Letter. The Regulated Subsidiaries hold licenses to conduct their businesses from state insurance and health departments only in the states listed in Section 3.05 of the Company Disclosure Letter. For purposes of this Agreement, “Governmental Authority” shall mean any Federal, state, local or foreign government, any court, administrative, regulatory or other governmental agency, commission or authority or any non-governmental self-regulatory agency, commission or authority having regulatory authority over the Company, Parent or their respective subsidiaries, as the case may be.

Section 3.06 Company SEC Documents; No Undisclosed Liabilities.

(a) The Company has filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) with the SEC required to be filed by the Company since December 31, 2001 (such documents, the “Company SEC Documents”). No Subsidiary of the Company is required to file, or files, any form, report or other document with the SEC. As of their respective dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Act, or the Exchange Act, as the case may be, applicable to such Company SEC Documents, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, unless such information contained in any Company SEC Document has been corrected, revised or superceded by a later-filed Company SEC Document filed prior to the date hereof. The financial statements of the Company included in the Company SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal and recurring year-end audit adjustments).

(b) Except (i) as set forth in the financial statements included in the Company’s Annual Report on Form 10-K filed prior to the date hereof for the year ended December 31, 2004 or (ii) as incurred in the ordinary course of business since December 31, 2004, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that individually or in the aggregate have had or would reasonably be expected to have a Company Material Adverse Effect.

Section 3.07 Information Supplied. None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of shares of Parent Common Stock in the Merger (as amended or supplemented from time to time, the “Form S-4”) will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the proxy statement relating to the Company Stockholders Meeting (together with any amendments thereof or supplements thereto, in each case in the form or forms mailed to the Company’s stockholders, the “Proxy Statement”) will, at the date the Proxy Statement is first mailed to the stockholders of the Company and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference in the Form S-4 or the Proxy Statement based on information supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement or portions thereof that relate only to Parent and its Subsidiaries.

Section 3.08 Absence of Certain Changes or Events. Since the date of the most recent audited financial statements included in the Company SEC Documents filed by the Company and publicly available prior to the date of this Agreement (the “Filed Company SEC Documents”), except (a) for liabilities incurred in connection with this Agreement or the transactions contemplated hereby to Parent, Merger Sub and the Company’s financial and legal advisors or (b) as disclosed in the Filed Company SEC Documents there has not been any change, effect, event, circumstance, occurrence or state of facts that individually or in the aggregate has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 3.09 Litigation. There is no suit, action, claim, proceeding or investigation pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that individually or in the aggregate has had or would reasonably be expected to have a Company Material Adverse Effect, nor is there any judgment, decree, injunction, rule or order of any Governmental Authority or arbitrator outstanding against, or, to the Knowledge of the Company, investigation by any Governmental Authority involving, the Company or any of its Subsidiaries that individually or in the aggregate has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 3.10 Contracts.

(a) As of the date hereof, neither the Company nor any of its Subsidiaries is a party to, and none of their respective properties or other assets is subject to, any Contract that is of a nature required to be filed as an exhibit to a report or filing under the Securities Act or the Exchange Act, other than any Contract that is filed as an exhibit to the Filed Company SEC Documents.

(b) Except for Contracts filed in unredacted form as exhibits to the Filed Company SEC Documents, Section 3.10(b) of the Company Disclosure Letter sets forth a correct and complete list as of the date of this Agreement, and the Company has made available to Parent correct and complete copies (including all amendments, modifications, extensions, renewals, guaranties or other Contracts with respect thereto, but excluding certain names, terms and conditions that have been redacted in compliance with applicable Laws governing the sharing of information or otherwise), of:

(i) all Contracts (other than Contracts of the category required to be disclosed in clause (xiv), clause (xv) or clause (xvi) of this Section 3.10(b), regardless of value) of the Company or any of its Subsidiaries having an aggregate value per Contract, or involving payments by or to the Company or any of its Subsidiaries, of more than $750,000 on an annual basis;

(ii) all Contracts to which the Company or any of its Subsidiaries is a party, or by which the Company, any of its Subsidiaries or any of its Affiliates is bound, that contain a covenant restricting the ability of the Company or any of its Subsidiaries (or which, following the consummation of the Merger, would restrict the ability of Parent or any of its Subsidiaries, including the Surviving Entity and its Subsidiaries) to compete in any business or with any person or in any geographic area;

(iii) all Contracts of the Company or any of its Subsidiaries with any Affiliate of the Company (other than any of its Subsidiaries);

(iv) any (A) Contract to which the Company or any of its Subsidiaries is a party granting any license to Intellectual Property, and (B) other license (other than real estate) having an aggregate value per license, or involving payments by the Company or any of its Subsidiaries, of more than $750,000 on an annual basis;

(v) all confidentiality agreements (other than in the ordinary course of business), agreements by the Company not to acquire assets or securities of a third party or agreements by a third party not to acquire assets or securities of the Company;

(vi) any Contract having an aggregate value per Contract, or involving payments by or to the Company or any of its Subsidiaries, of more than $750,000 on an annual basis that requires consent of or notice to a third party in the event of or with respect to the Merger, including in order to avoid a breach or termination of or loss of benefit under any such Contract;

(vii) all joint venture, profit sharing, partnership or other similar agreements involving co-investment with a third party to which the Company or any of its Subsidiaries is a party (other than any such profit sharing or similar agreements entered into in the ordinary course of business);

(viii) any Contract or order with or from a Governmental Authority (other than ordinary course Contracts with Governmental Authorities as a customer or as a Provider) which imposes any material obligation or restriction on the Company or its Subsidiaries;

(ix) all leases, subleases, licenses or other Contracts pursuant to which the Company or any of its Subsidiaries use or hold any material property involving payments by or to the Company or any of its Subsidiaries of more than $750,000 on an annual basis;

(x) all material outsourcing Contracts;

(xi) all Contracts with investment bankers, financial advisors, attorneys, accountants or other advisors retained by the Company or any of its Subsidiaries involving payments to be made by or to the Company or any of its Subsidiaries after the date of this Agreement of more than $750,000 on an annual basis;

(xii) all Contracts providing for the indemnification by the Company or any of its Subsidiaries of any person, except for any such Contract that is not material to the Company or any of its Subsidiaries;

(xiii) all Contracts pursuant to which any indebtedness of the Company or any of its Subsidiaries is outstanding or may be incurred and all guarantees of or by the Company or any of its Subsidiaries of any indebtedness of any other person (other than the Company or any of its Subsidiaries) (except for such indebtedness or guarantees the aggregate principal amount of which does not exceed $750,000 on an annual basis and excluding trade payables arising in the ordinary course of business);

(xiv) (i) the largest Contracts of the Company and its Subsidiaries with facilities and capitated Providers (including hospitals and medical groups) in the states of California, Texas, Arizona and Colorado

(measured in terms of total projected payments by the Company and its Subsidiaries during the year ending December 31, 2005) that, in the aggregate, represent at least 60% of the total projected 2005 payments by the Company and its Subsidiaries to such Providers in each of such states and (ii) the largest Contracts of the Company and its Subsidiaries with such Providers in the states of Oklahoma, Oregon, Nevada and Washington (measured in terms of total projected payments by the Company and its Subsidiaries during the year ending December 31, 2005) that, in the aggregate, represent at least 50% of the total projected 2005 payments by the Company and its Subsidiaries to such Providers in each of such states (collectively, the “Largest Provider Contracts”);

(xv) Contracts of the Company and its Subsidiaries with the 20 largest customers in California and the 10 largest customers in the Other Core States in the aggregate (in each case measured in terms of total projected payments to the Company and its Subsidiaries during the year ending December 31, 2005) (the “Largest Customer Contracts”);

(xvi) Contracts of the Company and its Subsidiaries with the 20 largest brokers, the 10 largest general agents and the largest broker for American Medical Security Group, Inc. (measured in terms of total projected payments by the Company and its Subsidiaries during the year ending December 31, 2005) (the “Largest Broker Contracts”);

(xvii) any Contract with respect to any risk sharing or risk transfer arrangement or that provides for a retroactive premium or similar adjustment or withholding arrangement, pursuant to the terms of which an adjustment, premium, payment or arrangement is reasonably expected to result therefrom in an amount of $750,000 or more;

(xviii) any Contract or policy for reinsurance with third parties;

(xix) any demonstration or pilot or other material Contract with the Centers for Medicare and Medicaid Services (“CMS”) or any successor thereto; and

(xx) any Contract with the Office of Personnel Management, or any successor thereto.

(c) (i) None of the Company or any of its Subsidiaries (x) is, or has received written notice or has Knowledge that any other party to any of its Contracts is, in violation or breach of or default (with or without notice or lapse of time or both) under, or (y) has waived or failed to enforce any rights or benefits under, any Contract to which it is a party or any of its properties or other assets is subject, and (ii) to the Knowledge of the Company, there has occurred no event giving to others any right of termination, amendment or cancellation of (with or without notice or lapse of time or both) any such Contract except for violations, breaches, defaults, waivers or failures to enforce rights or benefits covered by clauses (i) or (ii) above that individually or in the aggregate have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.11 Compliance with Laws.

(a) The Company and each of its Subsidiaries, has been since December 31, 2002 and is in compliance with all statutes, laws, ordinances, rules, regulations, judgments, orders and decrees of any Governmental Authority, including the federal Medicare statute, the Federal Civil False Claims Act and the Health Insurance Portability and Accountability Act of 1996, or the regulations promulgated pursuant to such statutes or acts or any similar state laws, or regulations, applicable to it, its properties or other assets or its business or operations (collectively, “Laws”), except for instances of non-compliance that individually or in the aggregate have not had and would not reasonably be expected to have a Company Material Adverse Effect. None of the Company or any of its Subsidiaries has received, since December 31, 2002, a notice or other communication alleging or relating to a possible material violation of any Laws applicable to its businesses or operations. The Company and its Subsidiaries have in effect all material permits, licenses, certificates of authority, variances, exemptions, authorizations, operating certificates, franchises, orders and approvals of all Governmental Authorities (collectively, “Permits”) necessary to carry on their businesses as now conducted, and since December 31, 2002, there has occurred no material violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination or cancellation of, with or without notice or lapse of time or both, any Permit. There is no event which has occurred that, to the Knowledge of the Company, would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse modification of any such Permit which revocation, cancellation, non-renewal or adverse modification individually or in the aggregate would reasonably be expected to have a Company Material Adverse Effect. Assuming all Closing Consents (as defined below) are made or obtained, the Merger, in and of itself, would not cause the revocation or cancellation of any such Permit.

(b) Since December 31, 2002, (i) neither the Company nor any of its Subsidiaries has received, nor otherwise has any Knowledge of, any written notice from any Governmental Authority or has become a party to any enforcement action, order, decree, stipulation or open and pending financial examination that (x) alleges any material noncompliance (or that the Company or any of its Subsidiaries is under investigation or the subject of an inquiry by any such Governmental Authority for such alleged material noncompliance) with any applicable material Law, (y) asserts any risk-based capital deficiency or (z) would be reasonably likely to result in a material fine, assessment or cease and desist order, or the suspension, revocation or material limitation or restriction of any Permit; and (ii) neither the Company nor any of its Subsidiaries has entered into any agreement or settlement with any Governmental Authority with respect to its non-compliance with, or violation of, any applicable Law. Since December 31, 2002, to the Knowledge of the Company, no third party service provider acting on behalf of the Company or any of its Subsidiaries, has received any written notice from any Governmental Authority or has become a party to any enforcement action, order, decree or stipulation that alleges any material noncompliance (or that such third party service provider is under investigation or the subject of an inquiry by any such Governmental Authority for such alleged material noncompliance) with the Health Insurance Portability and Accountability Act of 1996 and the regulations promulgated thereunder or applicable state privacy or information security laws and regulations.

(c) Since December 31, 2002, the Company and each of its Subsidiaries has timely filed all material regulatory reports, schedules, statements, documents, filings, submissions, forms, registrations and other documents, together with any amendments required to be made with respect thereto, that each was required to file with any Governmental Authority, including state health and insurance regulatory authorities (“Company Regulatory Filings”) and any applicable Federal regulatory authorities, and have timely paid all Taxes, fees and assessments due and payable in connection therewith, except where the failure to make such filings on a timely basis or payments would not be material to the Company or any of its Subsidiaries, taken as a whole. All such Company Regulatory Filings complied in all material respects with applicable Law.

(d) All premium rates, rating plans, policy forms and terms established or used by the Company’s Subsidiaries that are required to be filed with and/or approved by Governmental Authorities have been in all material respects so filed and/or approved, the premiums charged conform in all material respects to the premiums so filed and/or approved and comply in all material respects with the Laws applicable thereto, and to the Company’s Knowledge, no such premiums are subject to any investigation by any Governmental Authority.

(e) The Company and its Subsidiaries have implemented policies, procedures and/or programs designed to assure that its producers, agents, brokers and employees are in material compliance with all applicable Laws, including laws, regulations, directives and opinions of Governmental Authorities relating to advertising, licensing, sales and compensation disclosure practices, unfair trade practices and conflict of interest policies. Each of the Company and its Subsidiaries, and to the Knowledge of the Company, each agent acting on behalf of the Company or any of its Subsidiaries has marketed, administered, sold and issued insurance and healthcare products in compliance in all material respects with all applicable Laws.

(f) The Company and, to the Knowledge of the Company, each of its executive officers and directors are in compliance with, and have complied, in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such act or the Exchange Act (“Sarbanes-Oxley”) and (ii) the applicable listing and corporate governance rules and regulations of the NYSE. The Company has previously disclosed to Parent all of the information required to be disclosed by the

Company’s chief executive officer and chief financial officer to the Company Board or its audit committee pursuant to the certification requirements relating to Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

(g) The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) or 15d-15(e) under the Exchange Act), and such disclosure controls and procedures are effective.

(h) The Company has disclosed, based on its most recent evaluation, to the Company’s auditors and the audit committee of the Board of Directors of the Company and to Parent (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that existed as of December 31, 2004 or later which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information for its financial statements and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(i) To the Knowledge of the Company, the Company’s principal executive officer and its principal financial officer will be able to give the certifications required pursuant to the rules and regulations adopted pursuant to Sections 302, 906 and 404 of Sarbanes-Oxley, without qualification, when next due.

(j) Since January 1, 2003, neither the Company nor any of its Subsidiaries has effected any securitization transaction or other “off-balance sheet arrangement” (as defined in Item 303 of Regulation S-K of the SEC).

Section 3.12 Employee Benefit Plans.

(a) Section 3.12(a) of the Company Disclosure Letter sets forth a correct and complete list of: all “employee benefit plans” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), and all other employee benefit plans, programs, agreements, policies, arrangements or payroll practices, including bonus plans, employment, consulting or other compensation agreements, collective bargaining agreements, Company Stock Plans, individual stock option agreements to which the Company is a party granting stock options to acquire Company Common Stock that have not been granted under a Company Stock Plan, incentive and other equity or equity-based compensation, or deferred compensation arrangements, change in control, termination or severance plans or arrangements, stock purchase, severance pay, sick leave, vacation pay, salary continuation for disability, hospitalization, medical insurance, life insurance and scholarship plans and programs maintained by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributed or is obligated to contribute thereunder for current or former employees of the Company or any of its Subsidiaries (the “Employees”) (collectively, the “Company Plans”).

(b) Correct and complete copies of the following documents, with respect to each of the Company Plans (other than a Multiemployer Plan), have been delivered or made available to Parent by the Company, to the extent applicable: (i) any plans, all amendments and attachments thereto and related trust documents, insurance contracts or other funding arrangements, and amendments thereto; (ii) the most recent Forms 5500 and all schedules thereto and the most recent actuarial report, if any; (iii) the most recent IRS determination letter; (iv) summary plan descriptions; and (v) material written communications to employees generally.

(c) The Company Plans have been maintained in accordance with their terms and with all provisions of ERISA, the Code and other applicable Laws, and neither the Company (or any of its Subsidiaries) nor any “party in interest” or “disqualified person” with respect to the Company Plans has engaged in a non-exempt “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA, except as individually or in the aggregate have not had and would not reasonably be expected to have a Company Material Adverse Effect. No fiduciary has any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Company Plan, except as individually or in the aggregate have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(d) The Company Plans intended to qualify under Section 401 of the Code are so qualified and any trusts intended to be exempt from federal income taxation under Section 501 of the Code are so exempt, except as individually or in the aggregate have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(e) None of the Company, its Subsidiaries or any trade or business (whether or not incorporated) that is treated as a single employer, with any of them under Section 414(b), (c), (m) or (o) of the Code (each an “ERISA affiliate”) has any current or contingent liability with respect to (i) a plan subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code or (ii) any “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA). Each Company Plan that is intended to meet the requirements for tax-favored treatment under Subchapter B of Chapter 1 of Subtitle A of the Code meets such requirements, with such exceptions that individually or in the aggregate have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(f) All contributions (including all employer contributions and employee salary reduction contributions) required to have been made under any of the Company Plans (including workers compensation) or by Law (without regard to any waivers granted under Section 412 of the Code), to any funds or trusts established thereunder or in connection therewith have been made by the due date thereof (including any valid extension).

(g) There are no pending actions, claims or lawsuits that have been asserted or instituted against the Company Plans, the assets of any of the trusts under the Company Plans or the sponsor or administrator of any of the Company Plans, or against any fiduciary of the Company Plans with respect to the operation of any of the Company Plans (other than routine benefit claims), nor does the Company have any Knowledge of facts that could form the basis for any such action, claim or lawsuit, other than such actions, claims or lawsuits that individually or in the aggregate have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(h) None of the Company Plans provides for post-employment life or health insurance, benefits or coverage for any participant or any beneficiary of a participant, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), or applicable state law, and at the expense of the participant or the participant’s beneficiary. Each of the Company and any ERISA affiliate which maintains a “group health plan” within the meaning Section 5000(b)(1) of the Code has complied with the notice and continuation requirements of Section 4980B of the Code, COBRA, Part 6 of Subtitle B of Title I of ERISA and the regulations thereunder, except where the failure to comply individually or in the aggregate has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(i) Except as set forth in Section 3.12(i) of the Company Disclosure Letter (to the extent applicable, in each case broken down as to each item, and the individual and amount involved), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, including the Company Stockholder Approval or the Merger, will (i) result in any payment becoming due to any Employee, (ii) increase any benefits otherwise payable under any Company Plan, (iii) result in the acceleration of the time of payment or vesting of any such benefits under any Company Plan or (iv) result in any obligation to fund any trust or other arrangement with respect to compensation or benefits under a Company Plan. Except as set forth in Section 3.12(i) of the Company Disclosure Letter, since January 1, 2005, the Company, including the Company Board, any committee thereof and any officer of the Company, has not taken any action to increase the compensation or benefits payable after the date hereof to any officer having the title of senior vice president or higher of the Company.

(j) Neither the Company nor any of its Subsidiaries has a contract, plan or commitment, whether legally binding or not, to create any additional Company Plan or to modify any existing Company Plan, except as required by applicable Law or tax qualification requirement.

(k) Any individual who performs services for the Company or any of its Subsidiaries (other than through a contract with an organization other than such individual) and who is not treated as an employee of the Company or any of its Subsidiaries for federal income tax purposes by the Company or any of its Subsidiaries is not an employee for such purposes, except as individually or in the aggregate, together with any breach or breaches of Section 3.12(c) hereof (without regard to any materiality or Company Material Adverse Effect qualifiers therein), has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(l) Neither the Company nor any of its Subsidiaries is a party to any contract, agreement or other arrangement providing for the payment of any amount which would not be deductible by reason of Section 162(m) or Section 280G of the Code.

Section 3.13 Taxes.

(a) The Company and each of its Subsidiaries has timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all material tax returns required to be filed by it, and all such filed tax returns are correct and complete in all material respects. All taxes shown to be due on such tax returns, and all material taxes otherwise required to be paid by the Company or any of its Subsidiaries, have been timely paid.

(b) All taxes due and payable by the Company and its Subsidiaries have been adequately provided for in the financial statements of the Company and its Subsidiaries for all periods ending through the date hereof. No material deficiency with respect to taxes has been proposed, asserted or assessed against the Company or any of its Subsidiaries that has not been paid in full or fully resolved in favor of the taxpayer. No reductions have been made to the December 31, 2004 current tax reserve and valuation allowance previously reported to Parent.

(c) The federal income tax returns of the Company and each of its Subsidiaries have been examined by and settled with (or received a “no change” letter from) the Internal Revenue Service (the “IRS”) (or, to the Knowledge of the Company, the applicable statute of limitations has expired) for all years through December 31, 1997. All material assessments for taxes due with respect to such completed and settled examinations or any concluded litigation have been fully paid.

(d) Neither the Company nor any of its Subsidiaries has any obligation under any agreement (either with any person or any taxing authority) with respect to material taxes.

(e) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code since the effective date of Section 355(e) of the Code.

(f) Since December 31, 1997, neither the Company nor any of its Subsidiaries has (i) been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code, other than the affiliated group of which the Company is the common parent or (ii) any material liability for the taxes of any Person (other than the Company or any of its Subsidiaries).

(g) No audit or other administrative or court proceedings are pending with any taxing authority with respect to any Federal, state or local income or other material taxes of the Company or any of its Subsidiaries, and no written notice thereof has been received by the Company or any of its Subsidiaries and, to the Knowledge of the Company, none is threatened. No issue has been raised by any taxing authority in any presently pending tax audit that could be material and adverse to the Company or any of its Subsidiaries for any period after the Effective Time. Neither the Company nor any of its Subsidiaries has any outstanding agreements, waivers or arrangements extending the statutory period of limitations applicable to any claim for, or the period for the collection or assessment of, any Federal, state or local income or other material taxes.

(h) No written claim that could give rise to material taxes has been made within the previous five years by a taxing authority in a jurisdiction where the Company or any of its Subsidiaries does not file tax returns that the Company or any of its Subsidiaries is or may be subject to taxation in that jurisdiction.

(i) The Company has made available to Parent correct and complete copies of (i) all income and franchise tax returns of the Company and its Subsidiaries for the preceding three taxable years and (ii) any audit report issued within the last three years (or otherwise with respect to any audit or proceeding in progress) relating to income or franchise taxes of the Company or any of its Subsidiaries.

(j) No Liens for taxes exist with respect to any properties or other assets of the Company or any of its Subsidiaries, except for Permitted Liens.

(k) All material taxes required to be withheld by the Company or any of its Subsidiaries have been withheld and have been or will be duly and timely paid to the proper taxing authority.

(l) The Company is not, has not been and will not be a “United States real property holding corporation” within the meaning of Section 897 of the Code at any time during the five-year period ending on the Closing Date.

(m) Neither the Company nor any of its Subsidiaries has taken any action, has failed to take any action or has any Knowledge of any fact or circumstance that would reasonably be likely to prevent the Merger from qualifying as a reorganization under Section 368 of the Code.

(n) For purposes of this Agreement, (i) “taxes” shall mean taxes of any kind (including those measured by or referred to as income, franchise, gross receipts, sales, use, ad valorem, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, value added, property, windfall profits, customs, duties or similar fees, assessments or charges of any kind whatsoever) together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority with respect thereto, domestic or foreign and shall include any transferee or successor liability in respect of taxes (whether by contract or otherwise) and any several liability in respect of any tax as a result of being a member of any affiliated, consolidated, combined, unitary or similar group and (ii) “tax returns” shall mean any return, report, claim for refund, estimate, information return or statement or other similar document relating to or required to be filed with any taxing authority with respect to taxes, including any schedule or attachment thereto, and including any amendment thereof.

Section 3.14 Intellectual Property; Software.

(a) As used herein: (i) “Intellectual Property means all U.S. and foreign (a) trademarks, service marks, trade names, Internet domain names, designs, logos, slogans and other distinctive indicia of origin, together with goodwill, registrations and applications relating to the foregoing (“Trademarks”); (b) patents and pending patent applications, invention disclosure statements, and any and all divisions, continuations, continuations-in-part, reissues, reexaminations, and any extensions thereof, any counterparts claiming priority therefrom and like statutory rights (“Patents”); (c) registered and unregistered copyrights (including those in Software), rights of publicity and all registrations and applications to register the same (“Copyrights”); and (d) confidential technology, know-how, inventions, processes, formulae, algorithms, models and methodologies (“Trade Secrets”); (ii) “IP Licenses” means all Contracts (excluding “click-wrap” or “shrink-wrap” agreements or agreements contained in “off-the-shelf” Software or the terms of use or service for any Web site) pursuant to which the Company and its Subsidiaries have acquired rights in (including usage rights) to any Intellectual Property, or licenses and agreements pursuant to which the Company and its Subsidiaries have licensed or transferred the right to use any Intellectual Property, including license agreements, settlement agreements and covenants not to sue; (iii) “Software” means all computer programs, including any and all software implementations of algorithms, models and methodologies whether in source code or object code form, databases and compilations, including any and all electronic data and electronic collections of data, all documentation, including user manuals and training materials, related to any of the foregoing and the content and information contained on any Web site; and (iv) “Company Intellectual Property” means the Intellectual Property and Software held for use or used in the business of the Company or its Subsidiaries as presently conducted.

(b) Section 3.14(b) of the Company Disclosure Letter sets forth, for the Intellectual Property owned by the Company and its Subsidiaries, a complete and accurate list of all U.S., state and foreign: (i) Patents issued or pending; (ii) Trademark registrations and applications for registration (including Internet domain name registrations) and material unregistered trademarks and service marks; and (iii) material Copyrights.

(c) Section 3.14(c) of the Company Disclosure Letter lists all (i) material Software that is owned by the Company or its Subsidiaries and (ii) material IP Licenses.

(d) The Company, or one of its Subsidiaries, owns or possesses all licenses or other legal rights to use, sell or license all material Company Intellectual Property, free and clear of all Liens, except as would not reasonably be expected to result in, in the aggregate, material direct or indirect costs or liabilities to, or other material direct or indirect negative impact on, the Company and its Subsidiaries, taken as a whole.

(e) All Trademark registrations and applications for registration, Patents issued or pending and Copyright registrations and applications for registration owned by the Company and its Subsidiaries are valid and subsisting, in full force and effect and have not lapsed, expired or been abandoned, and, to the Knowledge of the Company or its Subsidiaries, are not the subject of any opposition filed with the United States Patent and Trademark Office or any other intellectual property registry.

(f) The Company Intellectual Property constitutes all the Intellectual Property and Software necessary for the continuing conduct and operation of the Company’s business as currently conducted and operated by the Company, except as would not reasonably be expected to result in, in the aggregate, material direct or indirect costs or liabilities to, or other material direct or indirect negative impact on, the Company and its Subsidiaries, taken as a whole.

(g) Except as set forth in Section 3.14(g) of the Company Disclosure Letter:

(i) no unresolved claims, or to the Knowledge of the Company, threat of claims within the three (3) years prior to the date of this Agreement, have been asserted in writing by any third party against the Company or any of its Subsidiaries related to the use in the conduct of the businesses of the Company and its Subsidiaries that the Company Intellectual Property or the conduct of the business of the Company infringes, misappropriates, dilutes or otherwise violates any Intellectual Property rights of any third party;

(ii) the conduct of the businesses of the Company and its Subsidiaries does not infringe, misappropriate, dilute or otherwise violate any Intellectual Property rights of any third party, except as would not reasonably be expected to result in, in the aggregate, material direct or indirect costs or liabilities to, or other material direct or indirect negative impact on, the Company and its Subsidiaries, taken as a whole;

(iii) to the Knowledge of the Company, no third party is infringing, misappropriating, diluting or violating any Company Intellectual Property, except as would not reasonably be expected to result in, in the aggregate, material direct or indirect costs or liabilities to, or other material direct or indirect negative impact on, the Company and its Subsidiaries, taken as a whole;

(iv) no settlement agreements, consents, judgments, orders, forbearances to sue or similar obligations limit or restrict the Company’s or any Subsidiary’s rights in and to any Company Intellectual Property, except as would not reasonably be expected to result in, in the aggregate, material direct or indirect costs or liabilities to, or other material direct or indirect negative impact on, the Company and its Subsidiaries, taken as a whole;

(v) the Company and its Subsidiaries have not licensed or sublicensed their rights in any Company Intellectual Property, or received or been granted any such rights (except pursuant to “click-wrap” or “shrink-wrap” agreements or agreements contained in “off-the-shelf” Software or the terms of use or service for any Web site), other than pursuant to the IP Licenses;

(vi) the IP Licenses are valid and binding obligations of the Company and/or relevant Subsidiary, enforceable in accordance with their terms, and there is no default under any of the IP Licenses by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by the other party thereto, except as would not reasonably be expected to result in, in the aggregate, material direct or indirect costs or liabilities to, or other material direct or indirect negative impact on, the Company and its Subsidiaries, taken as a whole;

(vii) the Company and its Subsidiaries have taken reasonable measures to protect the confidentiality of their Trade Secrets; and

(viii) the consummation of the transactions contemplated hereby will not result in the loss or impairment of the Company’s and its Subsidiaries’ rights to own or use any of the Company Intellectual Property or obligate them to pay any royalties or other amounts to any third party in excess of the amounts payable by them prior to the Closing, nor will such consummation require the consent of any third party in respect of any Company Intellectual Property, except as would not reasonably be expected to result in, in the aggregate, material direct or indirect costs or liabilities to, or other material direct or indirect negative impact on, the Company and its Subsidiaries, taken as a whole.

(h) The Company and its Subsidiaries have (i) disclosed their personal data collection and use policy on their websites and (ii) complied in all material respects with such policy. Neither this Agreement nor the consummation of the transactions contemplated hereby will violate in any material respect any such personal data policy or any other applicable privacy or personal data Laws.

(i) The Company maintains possession over the Software and documentation (including user guides) reasonably necessary to use the Software, and the Company maintains possession and/or control over the source code and/or such other documentation (including user guides and specifications) for all Software set forth in Section 3.14(c) of the Company Disclosure Letter which is listed as owned by the Company or any of its Subsidiaries (the “Proprietary Software”) reasonably necessary to use, maintain, and modify the Proprietary Software. The Proprietary Software, and, to the Knowledge of the Company, the Software included in the Company Intellectual Property which it or its Subsidiaries license or otherwise use (i) functions in compliance in all respects with its related documentation and specifications, and functions properly in all respects to achieve its intended purposes and (ii) is free of any computer instructions, devices or techniques that are designed to infect, disrupt, damage, disable or alter such Software or its processing environment (including other programs, equipment and data), except in the case of clauses (i) and (ii) above, as would not reasonably be expected to result in, in the aggregate, material direct or indirect costs or liabilities to, or other material direct or indirect negative impact on, the Company and its Subsidiaries, taken as a whole.

Section 3.15 Properties and Assets.

(a) Section 3.15(a) of the Company Disclosure Letter sets forth the address of each parcel of real property owned by the Company or its Subsidiaries (collectively, the “Owned Real Property”). The Company or one of its Subsidiaries has good and marketable title to the Owned Real Property and to all of the buildings, structures and other improvements thereon except to the extent that not having such title would not, individually or in the aggregate, be reasonably expected to materially interfere with its ability to conduct its business as presently conducted. Neither the Company nor any of its Subsidiaries has leased, licensed or otherwise granted any Person the right to use or occupy the Owned Real Property. Neither the Company nor any of its Subsidiaries has collaterally assigned or granted any other security interest in the Owned Real Property, except (i) to the extent that such collateral assignment or grant would not, individually or in the aggregate, be reasonably expected to materially interfere with its ability to conduct its business as presently conducted or (ii) in connection with any Lien to be released at or prior to the Effective Time.

(b) Section 3.15(b) of the Company Disclosure Letter sets forth the address of each parcel of all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixture or other interest in real property held by or for the Company or its Subsidiaries (the “Leased Real Property”).

Section 3.15(b) of the Company Disclosure Letter sets forth all sublicenses, licenses and other grants by the Company or any of its Subsidiaries to any person of the right to use or occupy such Leased Real Property or any portion thereof involving, in any such case, payments of more than $750,000 annually.

(c) The Company and each of its Subsidiaries has such good and valid title to, or such valid rights by lease, license, other agreement or otherwise to use, all assets and properties (other than the Owned Real Property which is the subject of the representation contained in Section 3.15(a) hereof) (in each case, tangible and intangible) necessary to enable the Company and its Subsidiaries to conduct their business as currently conducted, except defects in title, easements, restrictive covenants and similar encumbrances that, individually or in the aggregate, would not reasonably be expected to materially interfere with its ability to conduct its business as presently conducted.

Section 3.16 Environmental Matters. Except as would not reasonably be expected to have a Company Material Adverse Effect in the case of clauses (b), (c) and (d) below (it being agreed that clause (a) below shall not be qualified by a Company Material Adverse Effect), (a) no material written notice, notification, demand, request for information, citation, summons, complaint or order has been received by, and no material action, claim, suit, proceeding or review or investigation is pending or, to the Knowledge of the Company or any of its Subsidiaries, threatened by any person against, the Company, any of its Subsidiaries or any person whose liability the Company or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law with respect to any matters relating to or arising out of any Environmental Law; (b) the Company and its Subsidiaries have been and are in compliance with all Environmental Laws, including possessing all permits, authorizations, licenses, exemptions and other governmental authorizations required for their operations under applicable Environmental Laws; (c) the Company and its Subsidiaries do not have any Environmental Liabilities and, to the Knowledge of the Company or any of its Subsidiaries, no

facts, circumstances or conditions relating to, arising from, associated with or attributable to (i) any real property currently or formerly owned, operated or leased by the Company or its Subsidiaries or operations thereon or (ii) any person whose liability the Company or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law would reasonably be expected to result in Environmental Liabilities; and (d) to the Knowledge of the Company or any of its Subsidiaries, with respect to any real property currently or formerly owned or leased, as the case may be, by the Company or its Subsidiaries, there have been no Releases of Hazardous Materials that have or are reasonably likely to result in a claim against the Company or its Subsidiaries.

As used in this Agreement, the term “Environmental Laws” means Federal, state, local and foreign statutes, Laws, judicial decisions, regulations, ordinances, rules, judgments, orders, codes, injunctions, permits and governmental agreements relating to Hazardous Materials, the protection of the environment or human health as it relates to exposure to Hazardous Materials.

As used in this Agreement, the term “Environmental Liabilities” with respect to any Person means any and all liabilities of or relating to such Person or any of its Subsidiaries (including any entity which is, in whole or in part, a predecessor of such Person or any of such Subsidiaries), whether vested or unvested, contingent or fixed, including contractual, which (i) arise under applicable Environmental Laws or with respect to Hazardous Materials and (ii) relate to actions occurring or conditions existing on or prior to the Closing Date.

As used in this Agreement, the term “Hazardous Material” means all substances or materials regulated as hazardous, toxic, explosive, dangerous, flammable or radioactive under any Environmental Law including (i) petroleum, asbestos or polychlorinated biphenyls and (ii) in the United States, all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. Section 300.5.

As used in this Agreement, the term “Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment

(including ambient air, surface water, groundwater, and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

Section 3.17 Transactions with Related Parties. Except as disclosed in the Filed Company SEC Documents, since April 13, 2005, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, or series of similar transactions, agreements, arrangements or understandings to which the Company or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act.

Section 3.18 Brokers and Other Advisors. No broker, investment banker, financial advisor or other person, other than MTS Health Partners, L.P. and Morgan Stanley & Co. Incorporated, the fees and expenses of which will be paid by the Company in accordance with the Company’s agreements with such firms (a complete copy of each of which has previously been made available to Parent), is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or its Subsidiaries.

Section 3.19 Opinion of Financial Advisor. The Company has received the opinions of MTS Health Partners, L.P. and Morgan Stanley & Co. Incorporated, each dated the date hereof to the effect that, as of such date and subject to the considerations set forth therein, the Merger Consideration is fair from a financial point of view to the holders of shares of Company Common Stock, a complete copy of such opinions will be made available to Parent as soon as practicable after the date of this Agreement.

Section 3.20 Statutory Financial Statements.

(a) Section 3.20(a) of the Company Disclosure Letter sets forth a list of all annual statements and quarterly statements of the Company’s Subsidiaries filed with Governmental Authorities for the years ended December 31, 2003 and December 31, 2004, and for each quarterly period ending after December 31, 2004 (together with all such filings hereafter made for annual and quarterly periods prior to the Closing, the “Company State Regulatory Filings”). Except as otherwise set forth in such Company State Regulatory Filings when made, all such Company State Regulatory Filings and the statutory balance sheets and income statements included therein (i) were prepared or will be prepared from the books and records of the Company’s Subsidiaries, (ii) fairly present or will fairly present in each case in all material respects the statutory financial condition and results of operations of the Company’s Subsidiaries, as applicable, as of the date and for the periods indicated therein and (iii) have been prepared or will be prepared in each case in all material respects in accordance with applicable statutory accounting principles (“SAP”) consistently applied throughout the periods indicated, except as may be reflected in the notes thereto and subject to the absence of notes where not required by SAP and to normal year-end adjustments.

(b) The Company has provided Parent with true and correct copies of all actuarial reports requested by Parent in its letter dated May 20, 2005 prepared by independent or internal actuaries since January 1, 2002 (other than actuarial reports prepared by independent or internal actuaries evaluating the aggregate reserves of the Company and any of its Subsidiaries, which are not material to the Company and its Subsidiaries taken as a whole) and all attachments, addenda, supplements and modifications thereto.

Section 3.21 Reserves.

(a) Except as set forth in this Section 3.21, nothing contained in this Agreement, including the Company Disclosure Letter, the Exhibits hereto, or any other agreement, document or instrument to be delivered in connection herewith is intended or shall be construed to be a representation or warranty (express or implied) of the Company or any of its Affiliates, for any purpose of this Agreement, including the Company Disclosure Letter, the Exhibits hereto, or any other agreement, document or instrument to be delivered in connection herewith, in respect of (i) the adequacy or sufficiency of any reserves relating to any liability or obligation arising under or relating to any insurance or health maintenance policies and contracts issued by the Regulated Subsidiaries, including all supplements, endorsements, riders and related agreements in connection with any of the foregoing (“Reserves“), (ii) the effect of the adequacy or sufficiency of such Reserves on any line item, asset, liability or equity amount set forth on any financial or other document or (iii) whether or not Reserves were determined in accordance with any actuarial, statutory, regulatory or other standard.

(b) The loss, expense and other Reserves (including reserves for medical costs and for payment disputes with Providers) and other actuarial amounts relating to dental and life of the Company and each of its Subsidiaries recorded in their respective financial statements contained in the Company’s SEC Documents and the State Regulatory Filings (i) are determined in all material respects in accordance with generally accepted actuarial principles consistently applied (except as otherwise noted in such financial statements) and in accordance in all material respects with the actuarial and accounting principles prescribed or permitted by applicable Governmental Authorities, (ii) are fairly stated in all material respects in accordance with generally accepted actuarial principles and (iii) include provisions for all actuarial reserves which are required to be established in accordance with applicable Laws. To the Knowledge of the Company, there are no facts or circumstances which would necessitate, in the good faith application of the Company’s existing reserving practices and policies in accordance with past practice, any material adverse change in the statutorily required reserves or reserves above those reflected in the most recent consolidated balance sheet of the Company and its Subsidiaries (other than increases consistent with past experience resulting from increases in enrollment with respect to services provided by the Company or its Subsidiaries). As of December 31, 2004, each of the Company’s Subsidiaries listed in Section 3.21 of the Company Disclosure Letter (the “Regulated Subsidiaries”) met or exceeded said statutory net worth, deposit or other capital requirements. As of December 31, 2004, each of the Regulated Subsidiaries had statutory net worth in excess of 300% of their respective authorized control levels, as such term is defined in the NAIC Risk-Based Capital guidelines (“Authorized Control Level”).

Section 3.22 Capital or Surplus Maintenance. None of the Subsidiaries of the Company is subject to any requirement to maintain capital or surplus amounts or levels, or is subject to any restriction on the payment of dividends or other distributions on its shares of capital stock, except for any such requirements or restrictions under insurance or other laws or regulations of general application.

Section 3.23 Company Rights Plan. The Company has taken all actions necessary (subject only to execution by the Rights Agent, which the Company shall cause to take place as soon as reasonably practicable on the date hereof) to (a) render the Rights Agreement inapplicable to this Agreement and the transactions contemplated hereby, (b) ensure that (i) none of Parent, Merger Sub or any other Subsidiary of Parent is an Acquiring Person (as defined in the Rights Agreement) pursuant to the Rights Agreement solely as a result of this Agreement or the transactions contemplated hereby and (ii) a Distribution Date or a Shares Acquisition Date (as such terms are defined in the Rights Agreement) does not occur, in the case of clauses (i) and (ii), solely by reason of the execution of this Agreement or the consummation of the transactions contemplated hereby, and (c) provide that the Final Expiration Date (as defined in the Rights Agreement) shall occur immediately prior to the Effective Time.

ARTICLE IV

Representations and Warranties of Parent and Merger Sub

Except as set forth in the disclosure letter (with specific reference to the Section or Subsection of this Agreement to which the information stated in such disclosure relates; provided that, any fact or condition disclosed in any section of such disclosure letter in such a way as to make its relevance to a representation or representations made elsewhere in this Agreement or information called for by another section of such disclosure letter reasonably apparent shall be deemed to be an exception to such representation or representations or to be disclosed on such other section of such disclosure letter notwithstanding the omission of a reference or cross reference thereto) delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Letter“), Parent and Merger Sub represent and warrant to the Company as follows:

Section 4.01 Organization, Standing and Corporate Power. Each of Parent, its Subsidiaries and Merger Sub is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is formed and has all requisite power and authority to carry on its business as now being conducted. Each of Parent, its Subsidiaries and Merger Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified, licensed or in good standing individually or in the aggregate, has not resulted in and would not reasonably be expected to result in, material direct or indirect cost or liabilities to Parent and its Subsidiaries taken as a whole. Parent has made available to the Company complete and correct copies of its Articles of Incorporation (the “Parent Articles”) and By-laws (the “Parent By-laws”) and the articles of incorporation and by-laws (or comparable organizational documents) of each of its Subsidiaries and Merger Sub, in each case as amended to the date of this Agreement.

Section 4.02 Capital Structure.

(a) The authorized capital stock of Parent consists of 3,000,000,000 shares of Parent Common Stock and 10,000,000 shares of preferred stock, par value $0.001 per share (“Parent Preferred Stock”). At the close of business on June 24, 2005, (i) 1,255,097,891 shares of Parent Common Stock were issued and outstanding, (ii) no shares of Parent Common Stock were held by Parent in its treasury, (iii) 264,490,747 shares of Parent Common Stock were reserved for issuance (including shares underlying outstanding stock options and shares available for future grant) pursuant to the 2002 Stock Incentive Plan, as amended, the 1993 Qualified Employee Stock Purchase Plan, as amended, and stock options assumed in connection with prior acquisitions (of which 177,175,007 shares of Parent Common Stock were subject to outstanding stock options) and (iv) no shares of Parent Preferred Stock were issued or outstanding. Except as set forth above in this Section 4.02(a), at the close of business on June 24, 2005, no shares of capital stock or other voting securities of Parent were issued, reserved for issuance or outstanding. All outstanding shares of capital stock of Parent are, and all shares which may be issued (including shares of Parent Common Stock to be issued in accordance with this Agreement) will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth above in this Section 4.02(a), there are no bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Parent may vote.

(b) The authorized equity interests of Merger Sub consist of 100 membership interests (“Merger Sub Interests”). All of the issued and outstanding Merger Sub Interests are owned by Parent. Merger Sub does not have issued or outstanding any options, warrants, subscriptions, calls, rights, convertible securities or other agreements or commitments obligating Merger Sub to issue, transfer or sell any Merger Sub Interests to any person, other than Parent.

Section 4.03 Authority; Noncontravention.

(a) Each of Parent and Merger Sub has all requisite organizational power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by Parent and Merger Sub have been duly authorized by all necessary corporate or other organizational action on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the other party hereto, constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms (subject to applicable bankruptcy, solvency, fraudulent transfer, reorganization, moratorium and other Laws affecting creditors’ rights generally from time to time in effect and by general principles of equity). As of the date hereof, the board of directors of Parent (the “Parent Board”), at a meeting duly called and held, duly adopted resolutions, (i) declaring that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of Parent and Parent’s stockholders and (ii) approving and adopting this Agreement, the Merger and the other transactions contemplated by this Agreement. Parent, in its capacity as sole member of Merger Sub, has consented in writing to the approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger.

(b) The Board of Managers of Merger Sub, by a validly adopted unanimous consent has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and in the best interests of Merger Sub and Merger Sub’s stockholder, (ii) approved and adopted this Agreement and the transactions contemplated hereby, including the Merger and (iii) resolved to recommend approval and adoption of this Agreement and the Merger to the sole member of Merger Sub.

(c) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the consummation of the Merger and the other transactions contemplated by this Agreement by Parent and Merger Sub and compliance with the provisions of this Agreement by Parent and Merger Sub will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or other assets of Parent, any of its Subsidiaries or Merger Sub under (i) the Parent Articles or Parent By-laws or the comparable organizational documents of any of its Subsidiaries or Merger Sub, (ii) any Contract to which Parent, any of its Subsidiaries or Merger Sub is a party or any of their respective properties or other assets is subject or (iii) subject to the governmental filings and other matters referred to in Section 4.04 hereof, any Law applicable to Parent, any of its Subsidiaries or Merger Sub or their respective properties or other assets, other than, in the case of clauses (ii) and (iii) above, any such conflicts, violations, breaches, defaults, rights, losses or Liens that individually or in the aggregate (A) have not had and would not reasonably be expected to have a Parent Material Adverse Effect, (B) would not reasonably be expected to impair in any material respect the ability of Parent or Merger Sub to perform its obligations under this Agreement and (C) would not reasonably be expected to prevent or materially delay the consummation of any of the transactions contemplated by this Agreement.

(d) For purposes of this Agreement, “Parent Material Adverse Effect” shall mean any change, effect, event, circumstance, occurrence or state of facts that is materially adverse to the business, financial condition, or results of operations of Parent and its Subsidiaries, taken as a whole, other than any change, effect, event, circumstance, occurrence or state of facts relating to (i) the economy or the financial markets in general, (ii) the industries in which Parent and its Subsidiaries operate in general, (iii) the announcement of the execution of this Agreement or the transactions contemplated hereby or the identity of the Company (provided that the exclusion set forth in this clause (iii) shall not apply to Section 4.03(c) hereof), (iv) changes in applicable Laws or regulations after the date hereof, (v) changes in GAAP or regulatory accounting principles after the date hereof or (vi) any litigation, mediation, arbitration or investigation set forth in Section 4.03(d) of the Parent Disclosure Letter; provided that with respect to clauses (i), (ii), (iv) and (v) such change, effect, event, circumstance, occurrence or state of facts (A) does not specifically relate to (or have the effect of specifically relating to) Parent and its Subsidiaries and (B) is not more adverse to Parent and its Subsidiaries than to other companies operating in the industries in which Parent and its Subsidiaries operate.

Section 4.04 Governmental Approvals. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Authority is required by Parent, any of its Subsidiaries or Merger Sub in connection with the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Merger or the other transactions contemplated by this Agreement, except for those required under or in relation to (a) the premerger notification and report form under the HSR Act, (b) the Securities Act, (c) the Exchange Act, (d) the Certificate of Merger to be filed with the Secretary of State of the State of Delaware and appropriate documents to be filed with the relevant authorities of other states in which the Company is qualified to do business, (e) any appropriate filings with and approvals of the NYSE, (f) the state insurance department, department of health and other filings and/or approvals set forth in Section 4.04(f) of the Parent Disclosure Letter, (g) state securities or “blue sky” laws and (h) such other consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made individually or in the aggregate would not reasonably be expected to (x) have a Parent Material Adverse Effect, (y) impair in any material respect the ability of Parent or Merger Sub to perform its obligations under this Agreement or (z) prevent or materially delay the consummation of any of the transactions contemplated by this Agreement.

Section 4.05 Parent SEC Documents.

(a) Parent has filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) with the SEC required to be filed by Parent since December 31, 2002 (such documents, the “Parent SEC Documents”). No Subsidiary of Parent is required to file, or files, any form, report or other document with the SEC. As of their respective dates, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Parent SEC Documents, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, unless such information contained in any Parent SEC Document has been corrected, revised or superceded by a later filed Parent SEC Document filed prior to the date hereof. The financial statements of Parent included in the Parent SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal and recurring year-end audit adjustments).

(b) Except (i) as set forth in the financial statements included in Parent’s Annual Report on Form 10-K filed prior to the date hereof for the year ended December 31, 2004 or (ii) as incurred in the ordinary course of business since December 31, 2004, neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that individually or in the aggregate have had or would reasonably be expected to have a Parent Material Adverse Effect.

Section 4.06 Information Supplied. None of the information supplied or to be supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Proxy Statement will, at the date it is first mailed to the stockholders of the Company and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable. Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference in the Form S-4 or the Proxy Statement based on information supplied by the Company specifically for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement or portions thereof that relate only to the Company and its Subsidiaries.

Section 4.07 Absence of Certain Changes or Events. Since the date of the most recent audited financial statements included in the Parent SEC Documents filed by Parent and publicly available prior to the date of this

Agreement, except (a) for liabilities incurred in connection with this Agreement or the transactions contemplated hereby to the Company or (b) as disclosed in the Parent SEC Documents filed by Parent and publicly available prior to the date of this Agreement, there has not been any change, effect, event, circumstance, occurrence or state of facts that individually or in the aggregate has had or would reasonably be expected to have a Parent Material Adverse Effect.

Section 4.08 Litigation. There is no suit, action, claim, proceeding or investigation pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries that individually or in the aggregate has had or would reasonably be expected to have a Parent Material Adverse Effect, nor is there any judgment, decree, injunction, rule or order of any Governmental Authority or arbitrator outstanding against, or, to the Knowledge of Parent, investigation by any Governmental Authority involving, Parent or any of its Subsidiaries that individually or in the aggregate has had or would reasonably be expected to have a Parent Material Adverse Effect.

Section 4.09 Compliance with Laws.

(a) Parent and each of its Subsidiaries has been since December 31, 2002 and is in compliance with all Laws applicable to it, its properties or other assets or its business or operations, except for instances of non-compliance that individually or in the aggregate have not had and would not reasonably be expected to have a Parent Material Adverse Effect. None of Parent or any of its Subsidiaries has received, since December 31, 2002, a notice or other communication alleging or relating to a possible material violation of any Laws. Parent and its Subsidiaries have in effect all material Permits necessary to carry on their businesses as now conducted, and there has occurred no material violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination or cancellation of, with or without notice or lapse of time or both, any such Permit. There is no event which has occurred that, to the Knowledge of Parent, would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse modification of any such Permit which revocation, cancellation, non-renewal or adverse modification individually or in the aggregate would reasonably be expected to have a Parent Material Adverse Effect. Assuming all Closing Consents are made or obtained, the Merger, in and of itself, would not cause the revocation or cancellation of any such Permit.

(b) Parent and, to the Knowledge of Parent, each of its executive officers and directors are in compliance with and have complied, in all material respects, with (i) the applicable provisions of Sarbanes-Oxley and (ii) the applicable listing and corporate governance rules and regulations of the NYSE. Parent has previously disclosed to the Company all of the information required to be disclosed, by Parent’s chief executive officer and chief financial officer, to the Parent Board or its audit committee thereof pursuant to the certification requirements relating to Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

(c) Parent has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) or 15d-15(e) under the Exchange Act) and such disclosure controls and procedures are effective.

(d) Parent has disclosed, based on its most recent evaluation, to Parent’s auditors and the audit committee of the Board of Directors of Parent and to the Company (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that existed as of December 31, 2004 or later which are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information for its financial statements and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting.

(e) To the Knowledge of Parent, Parent’s principal executive officer and its principal financial officer will be able to give the certifications required pursuant to the rules and regulations adopted pursuant to Sections 302, 906 and 404 of Sarbanes-Oxley, without qualification, when next due.

Section 4.10 No Business Activities. Merger Sub has not conducted any activities other than in connection with the organization of Merger Sub, the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby.

Section 4.11 No Parent Vote Required. No vote or other action of the stockholders of Parent is required by Law, the Parent Articles or the Parent By-laws or otherwise in order for Parent and Merger Sub to consummate the Merger and the transactions contemplated hereby.

Section 4.12 Taxes.

(a) Neither Parent nor any of its Subsidiaries has taken any action, has failed to take any action or has Knowledge of any fact or circumstance that would reasonably be likely to prevent the Merger from qualifying as a reorganization under Section 368 of the Code.

(b) Merger Sub is a Delaware limited liability company all of the membership interests of which are owned by Parent and as to which Parent has not elected to treat as a corporation for United States Federal income tax purposes.

ARTICLE V

Covenants Relating to Conduct of Business

Section 5.01 Conduct of Business.

(a) Conduct of Business by the Company. Except as required by applicable Law or provided in Section 5.01(a) of the Company Disclosure Letter or otherwise expressly permitted by this Agreement, during the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course consistent with past practice, and, to the extent consistent therewith, use its commercially reasonable efforts to preserve intact its current business organizations, keep available the services of its current officers, employees and consultants and preserve its relationships with customers, Providers, producers, members, Governmental Authorities, suppliers, licensors, licensees, distributors and others having business dealings with it with the intention that its goodwill and ongoing business shall not be materially impaired at the Effective Time. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except as required by applicable Law (it being understood that the Company shall give prompt notice to Parent of any action taken by the Company or its Subsidiaries that would otherwise be restricted by clauses (i) through (xviii) of this Section 5.01 but for such applicable Law) or provided in Section 5.01(a) of the Company Disclosure Letter and except as expressly contemplated by this Agreement, the Company shall not, and shall not permit any of its Subsidiaries to, without Parent’s prior written consent, which shall not be unreasonably withheld or delayed:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than dividends or distributions by a direct or indirect wholly-owned Subsidiary of the Company to its parent, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (C) purchase, redeem or otherwise acquire any shares of its capital stock or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

(ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units (other than (A) the issuance of shares of Company Common Stock upon the exercise of Company Stock Options outstanding on the date hereof or granted after the date hereof in accordance with clause (B) below, in either case in accordance with their terms on the date hereof (or on the date of grant, if later), (B) the grant of options or Company Restricted Shares to employees hired or promoted within sixty (60) days prior to, or anytime after, the date hereof to acquire shares of Company Common Stock, as permitted by Section 5.01(a)(ii) of the Company Disclosure Letter or the crediting of Company DSUs and Company RSUs pursuant to the terms of the

Company Deferred Stock Plans as in effect on the date hereof, in accordance with the Company’s ordinary course of business consistent with past practice, or, in the event that the Effective Time occurs in 2006, ordinary course grant of options or issuance of restricted stock under the Company Stock Plans to employees and directors permitted by Section 5.01(a)(ii) of the Company Disclosure Letter, (C) upon the conversion of the Convertible Debentures, in each case, that are outstanding on the date of this Agreement and in accordance with the terms thereof, (D) the issuance of shares of Company Common Stock in settlement of Company DSUs and Company RSUs outstanding on the date hereof or credited after the date hereof in accordance with clause (B) above, in either case, in accordance with their terms on the date hereof or (E) the issuance of shares of Company Common Stock under the Company’s 2001 Employee Stock Purchase Plan, as amended, in accordance with the terms thereof);

(iii) amend the Company Certificate or the Company By-laws or the comparable charter or organizational documents of any of its Subsidiaries;

(iv) directly or indirectly acquire (A) by merging or consolidating with, or by purchasing all of or a substantial equity interest in, or by any other manner, any division, business or equity interest of any person or (B) any assets forming part of such a division or business that have a purchase price in excess of one million dollars ($1,000,000) individually or two million dollars ($2,000,000) in the aggregate;

(v) sell, lease, license, mortgage, sell and leaseback or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or other assets with a fair market value in excess of three million dollars ($3,000,000) individually or seven million five hundred thousand dollars ($7,500,000) in the aggregate to a third party (except (A) by incurring Permitted Liens, (B) with respect to properties or other assets no longer used in the operation of the Company’s business, and/or (C) in the ordinary course of business);

(vi) with respect to the Company’s 2005 fiscal year, make any capital expenditure or expenditures not budgeted for in the Company’s 2005 fiscal year capital expenditure plan, a correct and complete copy of which shall have been provided to Parent prior to the date of this Agreement, which (A) involves the purchase of any real property or (B) is in excess of three million dollars ($3,000,000) individually or seven million five hundred thousand dollars ($7,500,000) in the aggregate;

(vii) with respect to the Company’s 2006 fiscal year, make any capital expenditure or expenditures of amounts in excess of the amounts of capital expenditures set forth in Section 5.01(a)(vii) of the Company Disclosure Letter;

(viii) (A) repurchase or prepay any indebtedness for borrowed money except as required by the terms of such indebtedness, (B) other than debt incurrence pursuant to any credit facility or line of credit existing prior to the date hereof, incur any indebtedness for borrowed money or guarantee any such indebtedness of another person or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing or (C) make any loans, advances or capital contributions to, or investments in, any other person in excess of $375,000 in the aggregate, other than in the Company or in or to any direct or indirect wholly-owned Subsidiary of the Company and other than any advance treated as a loan to any Provider in the ordinary course of business;

(ix) other than claims, liabilities or obligations that may be settled by the Company without the consent of Parent under Section 6.10, (i) pay, discharge, settle or satisfy any claims (including claims of stockholders), liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise) relating to any litigations, mediations, arbitrations or investigations, except for the payment, discharge, settling or satisfaction of any claims, liabilities or obligations relating to any pending or threatened litigations, mediations, arbitrations and investigations in amounts in the aggregate that are equal to or less than the amount set forth in Section 5.01(a)(ix) of the Company Disclosure Letter or (ii) pay, discharge, settle or satisfy any claims, liabilities or obligations relating to any litigations, mediations, arbitrations or investigations involving any material limitation on, or any material change in, the conduct of the business of the Company or its Subsidiaries or (iii) waive or release any right of the Company or any of its Subsidiaries with a value in excess of $375,000, other than waivers of rights with respect to Providers, brokers or customers in the ordinary course of business;

(x) (A) modify, amend or terminate any of the Largest Customer Contracts, the Largest Provider Contracts, the Largest Broker Contracts or any of the Medicare Advantage Contracts except for non-material modifications, terminations or amendments made in the ordinary course of business or modifications, terminations or amendments which in the aggregate would not materially and adversely effect the value of the Company’s network; (B) enter into, modify, amend or terminate (1) any Contract which if so entered into, modified, amended or terminated would reasonably be expected to (x) have a Company Material Adverse Effect, (y) impair in any material respect the ability of the Company to perform its obligations under this Agreement or (z) prevent or materially delay the consummation of any of the transactions contemplated by this Agreement, (2) any Contract not covered by (A) above that involves the Company or any of its Subsidiaries incurring a liability in excess of three million dollars ($3,000,000) individually or seven million five hundred thousand dollars ($7,500,000) in the aggregate, and that is not terminable by the Company without penalty with one year or less notice (excluding Contracts or amendments entered into or made in the ordinary course of business with customers or Providers of the Company or its Subsidiaries and terminations in the ordinary course of business of Contracts with customers or Providers of the Company or its Subsidiaries), (3) any Contract by which the Company or any of its Subsidiaries grants any license to Company Intellectual Property other than intracompany grants of licenses or (4) any covenant in a Contract restricting the ability of the Company or any of its Subsidiaries (or which, following the consummation of the Merger, would restrict the ability of Parent or any of its Subsidiaries, including the Surviving Entity and its Subsidiaries) to compete in any business or with any person or in any geographic area, (it being agreed and acknowledged by the parties that this clause (4) shall not cover Medicare Provider Contracts and Medicare Contracts containing exclusivity provisions made in the ordinary course of business); or (C) except as required by this Agreement, modify or amend the Rights Agreement;

(xi) enter into any Contract which if in effect as of the date hereof would be required to be disclosed pursuant to Section 3.10(b) hereof (other than Contracts required to be disclosed pursuant to Section 3.10(b)(v)) to the extent consummation of the transactions contemplated by this Agreement or compliance by the Company with the provisions of this Agreement would reasonably be expected to conflict with, or result in a violation or breach of, or default (with or without notice or lapse of time or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to a loss of a benefit under, or result in the creation of any Lien other than a Permitted Lien in or upon any of the properties or other assets of the Company or any of its Subsidiaries under, or give rise to any increased, additional, accelerated or guaranteed right or entitlement of any third party under, or result in any material alteration of, any provision of such Contract;

(xii) except as required to comply with applicable Law or any Contract or Company Plan disclosed in Section 3.12 of the Company Disclosure Letter, (A) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries (except in the ordinary course of business and except for the payment of pro rata bonuses to employees of the Company and its Subsidiaries in respect of fiscal year 2005 or 2006, as the case may be, immediately prior to the Effective Time as set forth in Section 6.11(a) of the Company Disclosure Letter and, in addition, if the Effective Time occurs in 2006, except for the payment of bonuses in respect of the 2005 fiscal year on the date such bonuses are ordinarily paid by the Company or, if earlier, immediately prior to the Effective Time), (B) pay to any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries any benefit not provided for under any Contract or Company Plan other than the payment of cash compensation in the ordinary course of business consistent with past practice, (C) grant any awards under any Company Plan (including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units, restricted stock units, or restricted stock or the removal of existing restrictions in any Contract or Company Plan or awards made thereunder), except for the grant of options and restricted stock to employees hired or promoted within sixty days prior to, or any time after, the date hereof, as permitted by Section 5.01(a)(ii) of the Company

Disclosure Letter or the crediting of Company DSUs and Company RSUs pursuant to the terms of the Company Deferred Stock Plans as in effect on the date hereof, in accordance with the Company’s ordinary course of business consistent with past practice, (D) take any action to fund or in any other way secure the payment of compensation or benefits under any Contract or Company Plan (except for the funding, immediately prior to the Effective Time, of the rabbi trust maintained by the Company listed in Section 3.12 of the Company Disclosure Letter as provided by Section 5.01(a)(xii) of the Company Disclosure Letter), (E) exercise any discretion to accelerate the vesting or payment of any compensation or benefit under any Contract or Company Plan, (F) materially change any actuarial or other assumption used to calculate funding obligations with respect to any Company Plan or change the manner in which contributions to any Company Plan are made or the basis on which such contributions are determined or (G) adopt any new employee benefit plan or arrangement or amend, modify or terminate any existing Company Plan, in each case for the benefit of any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries, other than required by applicable Law or tax qualification requirement or as necessary or advisable to comply with the requirements of Section 409A of the Code;

(xiii) adopt or enter into any collective bargaining agreement or other labor union contract applicable to the employees of the Company or any of its Subsidiaries;

(xiv) fail to use reasonable efforts to maintain existing material insurance policies or comparable replacement policies to the extent available for a similar reasonable cost;

(xv) change its fiscal year, revalue any of its material assets, or make any changes in financial, statutory or tax accounting methods, principles or practices or make any material change in actuarial or reserving methods, principles or practices, except in each case as required by GAAP, SAP or applicable Law;

(xvi) make any material tax election or settle or compromise any material tax liability, or agree to an extension of a statute of limitations with respect to material taxes;

(xvii) make any change in the investment, hedging, underwriting or claims administration policies, practices or principles that would be material to the Company and its Subsidiaries, taken as a whole, except as may be appropriate to conform to changes in applicable Law, SAP or GAAP; or

(xviii) authorize any of, or commit, propose or agree to take any of, the foregoing actions.

(b) Conduct of Business by Parent. During the period from the date of this Agreement to the Effective Time, Parent shall not (i) amend the Parent Articles or the Parent By-laws in a manner materially adverse to the Company’s stockholders; (ii) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than (A) dividends or distributions by a direct or indirect wholly owned Subsidiary of Parent to its parent or (B) regular cash dividends paid in the ordinary course of business consistent with past practice or (iii) authorize any of, or commit, propose or agree to take any of, the forgoing actions.

(c) Other Actions. Except as otherwise contemplated or permitted by this Agreement, the Company and Parent shall not, and shall not permit any of their respective Subsidiaries to, take any action that would reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied. Prior to the Effective Time, the Company shall consult with Parent in connection with any settlement of any litigation, mediation, arbitration or investigation prior to any such settlement.

(d) Advice of Changes; Filings. Each of the Company and Parent shall as promptly as practicable advise the other party orally and in writing upon obtaining Knowledge of (i) any representation or warranty made by it (and, in the case of Parent, made by Merger Sub) contained in this Agreement that is qualified as to materiality, Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be, becoming untrue or inaccurate in any respect or any representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect or (ii) the failure of it (and, in the case of Parent, of Merger Sub) to comply with or satisfy in any respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement;

provided, however that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement. The Company and Parent shall promptly provide the other copies of all filings made by such party with any Governmental Authority in connection with this Agreement and the transactions contemplated hereby. Failure by the Company to comply with Section 5.01(c)(i) shall not result in a failure by the Company to satisfy the conditions set forth in Section 7.02(b), unless the event or matter giving rise to the obligation to advise Parent pursuant to 5.01(c)(i) hereto involves a breach of a representation or warranty hereunder which results in a failure to satisfy the condition set forth in Section 7.02(a) and which breach is incurable or has not been cured in all material respects as contemplated by Section 8.01(c). Failure by Parent to comply with Section 5.01(c)(i) shall not result in a failure by Parent to satisfy the conditions set forth in Sections 7.03(b), unless the event or matter giving rise to the obligation to advise the Company pursuant to 5.01(c)(i) involves a breach of a representation or warranty hereunder which results in a failure to satisfy the condition set forth in Section 7.03(a) and which breach is incurable or has not been cured in all material respects as contemplated by Section 8.01(d).

Section 5.02 No Solicitation by the Company.

(a) The Company shall not nor shall it authorize or permit any of its Subsidiaries, any of its or their respective directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other advisor, agent or representative retained by the Company or any Subsidiary in connection with the transactions contemplated by this Agreement (collectively, “Representatives”) to, directly or indirectly through another person, (i) solicit, initiate, cause, knowingly encourage, or knowingly facilitate, any inquiries or the making of any proposal that constitutes or is reasonably likely to lead to a Company Takeover Proposal or (ii) other than solely informing persons of the provisions contained in this Section 5.02, participate in any discussions or negotiations regarding any Company Takeover Proposal, or furnish to any person any information in connection with, or in furtherance, of any Company Takeover Proposal. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in the preceding sentence by any Representative of the Company or any of its Subsidiaries shall be a breach of this Section 5.02(a) by the Company. The Company shall, and shall cause its Subsidiaries and instruct its Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any person previously conducted with respect to any Company Takeover Proposal and request the prompt return or destruction of all confidential information previously furnished. Notwithstanding the foregoing, at any time prior to obtaining the Company Stockholder Approval (and in no event after obtaining such Company Stockholder Approval), in response to an unsolicited bona fide written Company Takeover Proposal made after the date hereof that the Company Board determines in good faith (after receiving the advice of a financial advisor of nationally recognized reputation (the Parent acknowledges and agrees that each of the financial advisors engaged by the Company in connection with entering into this Agreement satisfy this requirement) and outside counsel) constitutes or is reasonably likely to constitute a Company Superior Proposal, the Company may if the Company Board determines in good faith (after receiving the advice of its outside counsel) that there is a reasonable probability that failure to take such action would result in the Company Board breaching its fiduciary duties to the stockholders of the Company under applicable Law, and subject to compliance with Section 5.02(c) and after giving Parent prompt written notice of such determination, (A) furnish information with respect to the Company and its Subsidiaries to the person making such Company Takeover Proposal (and its Representatives) pursuant to a confidentiality agreement not less restrictive of such person than the Confidentiality Agreement (other than the ninth paragraph thereto), provided that all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, prior to or substantially concurrent with the time it is provided or made available to such person, as the case may be, and (B) participate in discussions or negotiations with the person making such Company Takeover Proposal (and its Representatives) regarding such Company Takeover Proposal.

For purposes of this Agreement, “Company Takeover Proposal” shall mean any inquiry, proposal or offer, whether or not conditional, and whether or not withdrawn, (a) for a merger, consolidation, dissolution, recapitalization or other business combination involving the Company, (b) for the issuance of 20% or more of the equity securities of the Company as consideration for the assets or securities of another person or (c) to acquire in any manner, directly or indirectly, 20% or more of the equity securities of the Company or assets (including equity securities of any Subsidiary of the Company) that represent 20% or more of the total consolidated assets of the Company, other than the transactions contemplated by this Agreement.

For purposes of this Agreement, “Company Superior Proposal” shall mean any bona fide written offer made by a third party, that if consummated would result in such person (or its stockholders) owning, directly or indirectly, greater than 50% of the shares of Company Common Stock then outstanding (or of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or all or substantially all of the total consolidated assets of the Company (i) on terms which the Company Board determines in good faith (after receiving the advice of a financial advisor of nationally recognized reputation and of its outside counsel and in light of all relevant circumstances, including all the terms and conditions of such proposal and this Agreement) to be more favorable to the stockholders of the Company than the transactions contemplated by this Agreement and (ii) which is reasonably likely to be completed, taking into account any approval requirements and all other financial, legal, regulatory and other aspects of such proposal.

(b) Neither the Company Board nor any committee thereof shall (i) (A) withdraw (or modify in a manner adverse to Parent), or propose to withdraw (or modify in a manner adverse to Parent), the approval, recommendation or declaration of advisability by such Company Board or any such committee thereof of this Agreement or the Merger (it being understood that taking a neutral position or no position for more than ten business days after receipt of a Company Takeover Proposal (or if such Company Takeover Proposal is initially received within ten business days of the Company Stockholder Meeting no later than five business days after receipt of such Company Takeover Proposal) with respect to such a Company Takeover Proposal shall be considered an adverse modification) or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Company Takeover Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) approve or recommend, or propose to approve or recommend, or allow the Company or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, any Company Takeover Proposal (other than a confidentiality agreement pursuant to Section 5.02(a)).

Notwithstanding the foregoing, the Company Board may make a Company Adverse Recommendation Change (x) following receipt of any Company Takeover Proposal made after the date hereof with respect to which the Company Board determines in good faith (after receiving the advice of a financial advisor of nationally recognized reputation and of its outside counsel) constitutes a Company Superior Proposal or (y) if a Parent Material Adverse Effect has occurred, and, in the case of either (x) or (y), the Company Board determines in good faith (after receiving the advice of its outside counsel) that there is a reasonable probability that failure to take such action would result in the Company Board breaching its fiduciary duties to the stockholders of the Company under applicable Law; provided, however, that no Company Adverse Recommendation Change may be made in response to a Company Takeover Proposal until after the fourth business day following Parent’s receipt of written notice from the Company (an “Adverse Recommendation Notice”) advising Parent that the Company Board has determined that such Company Takeover Proposal is a Company Superior Proposal, that the Company Board intends to make such Company Adverse Recommendation Change and containing all information required by Section 5.02(c), together with copies of any written offer or proposal in respect of such Company Superior Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Company Superior Proposal shall require a new Adverse Recommendation Notice and a new four (4) business day period). It is understood and agreed that when a Company Adverse Recommendation Change has been made not in response to or as a result of a Company Superior Proposal, then no Adverse Recommendation Notice is required but the Company shall, nonetheless, give Parent notice of such Company Adverse Recommendation Change promptly after such change but prior to public disclosure of such change. In determining whether to make a Company Adverse Recommendation Change in response to a Company Superior Proposal, the Company Board shall take into account any changes to the terms of this Agreement proposed by Parent (in response to an Adverse Recommendation Notice or otherwise) in determining whether such third party Company Takeover Proposal still constitutes a Company Superior Proposal.

(c) In addition to the obligations of the Company set forth in paragraphs (a) and (b) of this Section 5.02, the Company shall promptly advise Parent orally and in writing, and in no event later than forty eight hours after receipt of any request for information or other inquiry that the Company reasonably believes could lead to any Company Takeover Proposal, the terms and conditions of any such request, Company Takeover Proposal or inquiry (including any changes thereto) and the identity of the person making any such request, Company Takeover Proposal or inquiry. The Company shall promptly keep Parent informed of the status and details (including changes to the terms thereof) of any such request, Company Takeover Proposal or inquiry.

(d) Nothing contained in this Section 5.02 shall prohibit the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any required disclosure to the stockholders of the Company if, in the good faith judgment of the Company Board (after receiving the advice of its outside counsel), failure to so disclose would be inconsistent with its obligations under applicable Law.

ARTICLE VI

Additional Agreements

Section 6.01 Preparation of the Form S-4 and the Proxy Statement; Company Stockholders Meeting.

(a) As soon as practicable following the date of this Agreement, the Company shall prepare and file with the SEC the Proxy Statement and Parent shall prepare and Parent shall file with the SEC the Form S-4, in which the Proxy Statement will be included as a prospectus. Each of the Company and Parent will respond promptly to any comments from the SEC or the staff of the SEC on the Proxy Statement or the Form S-4. Each of the Company and Parent shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and maintain the Form S-4’s effectiveness for so long as necessary to consummate the Merger. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the stockholders of the Company as promptly as practicable after the Form S-4 is declared effective under the Securities Act (but in no event later than three (3) business days after the date the Form S-4 is declared effective). Parent shall also take any action required to be taken under any applicable state securities Laws in connection with the issuance of shares of Parent Common Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of shares of Company Common Stock as may be reasonably requested by Parent in connection with any such action. No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to the Proxy Statement will be made by the Company, without providing the other party and its counsel a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to either the Form S-4 or the Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company. The parties shall notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or the Form S-4 or for additional information and shall supply each other with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement, the Form S-4 or the Merger and (ii) all orders of the SEC relating to the Form S-4.

(b) The Company shall, as soon as practicable following the date of this Agreement, establish a record date for and promptly take any and all actions in connection therewith, and as soon as practicable after the Form S-4 is declared effective, duly call, give notice of, convene and hold, a meeting of its stockholders (the “Company Stockholders Meeting”) solely for the purpose of obtaining the Company Stockholder Approval. Subject to Section 5.02(b), the Company shall, through the Company Board, recommend to its stockholders adoption of this Agreement, the Merger and the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, the Company’s obligations pursuant to the first sentence of this Section 6.01(b) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to the Company of any Company Takeover Proposal or (ii) any Company Adverse Recommendation Change.

Section 6.02 Access to Information; Confidentiality.

(a) Each party shall afford to the other parties hereto, and the other parties’ Representatives, reasonable access during normal business hours during the period prior to the Effective Time or the termination of this Agreement to all its and its Subsidiaries’ properties, books, contracts, commitments, personnel and records and, during such period, each party shall furnish promptly to the others (a) a copy of each report, schedule, registration statement and other document filed by such party during such period pursuant to the requirements of Federal or state securities Laws and (b) consistent with its legal obligations all other information concerning such party and its Subsidiaries’ business, properties and personnel as the other party may reasonably request; provided, however, that either party may restrict the foregoing access to the extent that any law, treaty, rule or regulation of any Governmental Authority applicable to such party requires such party or its Subsidiaries to restrict access to any properties or information. Except for disclosures expressly permitted by the terms of the confidentiality agreement, dated as of May 24, 2005, between Parent and the Company (as it may be amended from time to time, the “Confidentiality Agreement”), each party shall hold, and shall cause its Representatives to hold, all information received from the other party, directly or indirectly, in confidence in accordance with the Confidentiality Agreement. No investigation pursuant to this Section 6.02(a) or information provided, made available or received by any party hereto pursuant to this Agreement will affect any of the representations or warranties of the parties hereto contained in this Agreement or the conditions hereunder to the obligations of the parties hereto.

(b) In addition to and without limiting the foregoing, from the date hereof until the Effective Time, the Company shall furnish to Parent, within fifteen (15) business days after the end of each month, the monthly reporting package set forth in Section 6.02(b) of the Company Disclosure Letter.

Section 6.03 Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement (for purposes of this Section 6.03, transactions “contemplated by this Agreement” or transactions “contemplated hereby” shall include, without limitation, the Other Agreements contemplated by this Agreement and the transactions contemplated thereby), including using reasonable best efforts to accomplish the following: (a) the taking of all acts necessary to cause the conditions to Closing to be satisfied as promptly as practicable, (b) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Authorities and the making of all necessary registrations and filings (including filings with Governmental

Authorities) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by any Governmental Authority, (c) the obtaining of all necessary consents, approvals or waivers from third parties, (d) the avoidance of impediments under any insurance, health, antitrust, merger control, competition, trade regulation or other Law that may be asserted by any Governmental Authority with respect to this Agreement and the Merger and other transactions contemplated hereby necessary to enable the conditions to Closing to be satisfied as promptly as practicable and (e) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of the Merger and the other transactions to be performed or consummated by such party in accordance with this Agreement. In connection with and without limiting the first sentence of this Section 6.03, each of the

Company and the Company Board and Parent and the Parent Board shall (i) take all action reasonably necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement and (ii) if any state takeover statute or similar statute becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement, take all action reasonably necessary to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on this Agreement, the Merger and the other transactions contemplated by this Agreement. Notwithstanding the foregoing or anything else to the contrary in this Agreement, nothing shall be deemed to require Parent to (A) agree to, or proffer to, divest or hold separate any assets or any portion of any business of Parent or any of its Subsidiaries or, assuming the consummation of the Merger, the Company or any of its Subsidiaries, (B) not compete in any geographic area or line of business, (C) restrict the manner in which, or whether, Parent, the Company, the Surviving Entity or any of their respective Affiliates may carry on business in any part of the world or restrict the exercise of the full rights of ownership; (D) agree to any terms or conditions that would impose any obligations on Parent or any of its Subsidiaries or, assuming the consummation of the Merger, the Company or any of its Subsidiaries, to maintain facilities, operations, places of business, employment levels, products or businesses, or any other restriction, limitation, obligation or qualification or (E) make any payments, which, in the case of any of clauses (A) through (E), (i) would have, or would be reasonably likely to have, individually or in the aggregate, a material adverse effect on the Company and its Subsidiaries, taken as a whole, or on Parent and its Subsidiaries, taken as a whole (it being agreed that in the case of measuring the effect on Parent and its Subsidiaries in this clause (i), (x) “Subsidiaries” shall not include the Company or its Subsidiaries, (y) “material adverse effect” shall be the level of, and shall be measured as to, what would have, or would be reasonably likely to have, a “material adverse effect” on the Company and its Subsidiaries, taken as a whole, and not the level or measure of what would have, or would be reasonably likely to have, a “material adverse effect” on Parent and its Subsidiaries, taken as a whole, and (z) the effect shall be with respect to Parent and its Subsidiaries) or (ii) would, or would be reasonably likely to, materially impair the benefits reasonably expected to be derived by Parent from the transactions contemplated by this Agreement, including the Merger, provided, however, that for purposes of determining whether a material adverse effect under clause (i) above or a material impairment under clause (ii) above has occurred, the parties agree to exclude from any such determination the aggregate amount of the effects (1) of the actions of the type described in clauses (A), if any, (B), if any, (C), (D) and (E) above, that were imposed, required, agreed to or consented to by state Governmental Authorities in any of the Precedent Health Care Transactions, such exclusion to be limited to the extent such effects are comparable to or lesser than those that were imposed, required, agreed to or consented to by state Governmental Authorities in such Precedent Health Care Transactions (giving consideration to all relevant factors, including the comparability of such Precedent Health Care Transactions to the Merger and the amount, degree, scope and duration of such effects of any such actions in the aggregate); or (2) resulting from or arising out of changes in the business plans or operations of (x) Parent or its Subsidiaries that have a material affect on Parent’s or its Subsidiaries’ ability to satisfy or comply with statutory requirements of the filings under applicable Law relating to the consents, approvals, authorizations, orders, permits, waivers or waiting period expirations or terminations required in connection with the Merger and other transactions contemplated by this Agreement or (y) the Company or its Subsidiaries, which in any case under clause (x) or (y), are proposed by Parent or its Subsidiaries to be effective on and after the Effective Time, but not changes in the business plans or operations requested or demanded by Governmental Authorities whose consent, approval, authorization, order, permit, waiver or waiting period expiration or termination is required in connection with the Merger and other transactions contemplated by this Agreement (clauses (i) and (ii), as qualified by the foregoing proviso, being a “Negative Regulatory Action”). In the event any action of a type described in clauses (A), if any, (B), if any, (C), (D) or (E) above was imposed, required, agreed to, or consented to by state Governmental Authorities in more than one of the Precedent Health Care Transactions, it is agreed and understood that the action of such type having the greatest adverse effect in any of the Precedent Health Care Transactions shall be used for purposes of determining both (I) comparability of the Precedent Health Care Transactions to the Merger and the amount, degree, scope and duration of effects, and (II) the effects which are excluded from the determination of whether a material adverse effect under clause (i) above or a material impairment under clause (ii) above has occurred. It is understood and agreed that Parent or its Subsidiaries (including the Company and its Subsidiaries) shall be required to take the actions described in clauses (A), (B), (C), (D) and (E) of the second preceding sentence to the extent such actions would not constitute a Negative Regulatory Action.

(b) Each of the parties hereto shall use its reasonable best efforts to (1) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the Merger and in connection with any investigation, approval process or other inquiry by or before a Governmental Authority relating to the Merger, including any proceeding initiated by a private party, and (2) keep the other party informed in all material respects and on a reasonably timely basis of any written or material oral communication received by such party from, or given by such party to any Governmental Authority, or party to a proceeding, regarding the Merger. Subject to applicable Laws relating to the exchange of information, each of the parties hereto shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to the other parties and their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Authority in connection with the Merger. The parties agree and acknowledge that the “Future Plans for Domestic Insurer” section (or equivalent section) of any Form A (or equivalent filing or application) and any amendments thereto and supplemental information filed in relation thereto to be filed with any Governmental Authority by Parent or its Subsidiaries in connection with the transactions contemplated hereby shall be reviewed and approved by the Company prior to any such filing, which approval shall not be unreasonably withheld or delayed.

(c) Each party to this Agreement shall give the other party to this Agreement reasonable prior notice of any written or material oral communication with, and any proposed understanding, undertaking or agreement with, any Governmental Authority relating to the Merger. Neither of the parties to this Agreement shall independently participate in any meeting, or engage in any substantive conversation, with any Governmental Authority in respect of any filings or submissions with or investigation, approval process or other inquiry by any Governmental Authority without giving the other prior notice of the meeting or conversation and, unless objected to by such Governmental Authority, the opportunity to attend or participate. The Company will not make any material proposals relating to, or enter into, any material understanding, undertaking or agreement with any Governmental Authority relating to the Merger without the Parent’s prior review and approval, and the Parent will not make any such material proposal or enter into any such material understanding, undertaking or agreement relating to the Merger without the Company’s prior review and approval, provided, however, that if such understanding, undertaking or agreement is to take effect only upon the consummation of the Merger, Parent shall have no obligation to obtain the Company’s prior approval but shall consult in advance with the Company with respect thereto.

(d) Subject to Section 6.03(a), each of Parent and the Company shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to this Agreement and the transactions contemplated hereby. In connection therewith and subject to Section 6.03(a), if any administrative or judicial action or proceeding is instituted or threatened to be instituted by (i) any Governmental Authority (other than a state or federal Governmental Authority, which is covered by clause (ii) below) whose action or proceeding is reasonably likely to have or result in a Negative Regulatory Action or materially delay the completion of the Merger, or (ii) any state or federal Governmental Authority, which in any case under clause (i) or (ii) challenges any transaction contemplated by this Agreement as inconsistent with or violative of any Law, each of Parent and the Company shall (by negotiation, litigation or otherwise) cooperate and use its reasonable best efforts to contest, resist or avoid any such action or proceeding, including any administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, materially delays or materially restricts consummation of the Merger or any other transactions contemplated by this Agreement, including by pursuing reasonable avenues of administrative and judicial appeal. It is understood and agreed that, notwithstanding anything to the contrary set forth herein, in the event such an administrative or judicial action or proceeding is instituted, then the parties shall be obligated to contest and resist such action or proceeding by reasonable litigation and proceedings, including reasonable administrative and judicial action, vacating, lifting, reversing and overturning any decree, judgment, injunction or other order, and pursuing reasonable avenues of administrative and judicial appeal, and such actions shall be deemed to be “reasonable best efforts” for all purposes hereunder.

(e) Parent agrees that prior to Parent or any of its subsidiaries entering into any agreement (“Reportable Agreement”) to acquire by merger or consolidation with, or by purchase of a substantial portion of the assets of or equity in, or by any other manner, any health insurance or managed healthcare business or any corporation, partnership, association or other business organization or division thereof engaged in the health insurance or managed healthcare business which business is located in California or Texas or has significant operations in California or Texas (a “Reportable Acquisition”) where a Relevant Filing (as defined below) is required to be made in California or Texas in connection with such Reportable Acquisition, Parent shall consult in good faith with the Company prior to Parent or its subsidiaries entering into such Reportable Agreement regarding whether or not such Reportable Acquisition would, or would reasonably be expected to, impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any Required Consent (as defined below). If Parent determines in its reasonable discretion (after consulting with the Company) that such Reportable Acquisition would not, and would not reasonably be expected to, impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any Relevant Consent, then Parent may enter into the Reportable Agreement with respect to such Reportable Acquisition. If Parent enters into such Reportable Agreement, then Parent agrees to (i) promptly after entering into such Reportable Agreement file with the appropriate Governmental Authority such Relevant Filing and promptly thereafter inquire of such Governmental Authority as to whether or not such Reportable Acquisition would, or would reasonably be expected to, impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any Relevant Consent and (ii) promptly withdraw from any such Reportable Acquisition, terminate such Reportable Agreement and not pursue such Reportable Acquisition if any such Governmental Authority indicates (whether by action or inaction) that such Reportable Acquisition would, or would reasonably be expected to, impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any Relevant Consent. A “Relevant Filing” shall mean a Form A (or equivalent), Form E (or equivalent), a Form 1011(c) (or equivalent), a merger or a “material modification” filing. A “Relevant Consent“ shall mean any authorization, consent, order, declaration or approval of any Governmental Authority in California or Texas necessary to consummate the Merger or other transactions contemplated by this Agreement. It is agreed and understood by the parties that this Section 6.03(e) is in addition to and does not in any manner limit Parent’s covenants or obligations set forth elsewhere in this Agreement or the Other Agreements.

Section 6.04 Indemnification, Exculpation and Insurance.

(a) All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers and employees of the Company and its Subsidiaries (the “Indemnified Parties”) as provided in the Company Certificate, the Company By-laws, existing indemnification agreements or as provided under applicable Law (in each case, as in effect on the date hereof) shall be assumed by the Surviving Entity in the Merger, without further action, as of the Effective Time and shall survive the Merger and shall continue in full force and effect in accordance with their terms. Parent shall indemnify and hold harmless, and provide advancement of expenses to the Indemnified Parties to the same extent such persons are indemnified or have the right to advancement of expenses as of the date hereof by the Company pursuant to the Company Certificate, the Company By-laws, existing indemnification agreements or as provided under applicable Law. The Limited Liability Company Operating Agreement or certificate of incorporation, as appropriate, of the Surviving Entity shall contain, and Parent shall cause the Limited Liability Company Operating Agreement or certificate of incorporation, as appropriate, of the Surviving Entity to contain, provisions no less favorable with respect to indemnification and exculpation of present and former directors and officers of the Company than are presently set forth in the Company Charter and Company By-laws.

(b) For a period of six years after the Effective Time, Parent shall maintain in effect the Company’s current directors’ and officers’ liability insurance in respect of acts or omissions occurring at or prior to the Effective

Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) covering the Indemnified Parties currently covered by the Company’s directors’ and officers’ liability insurance policy (a correct and complete copy of which has been previously made available to Parent), on terms with respect to such coverage and amount no less favorable than those of such policy in effect on the date hereof; provided, however, that Parent may substitute therefor policies of Parent with containing terms with respect to coverage and amount no less favorable to such Indemnified Parties; provided, further, however, that in satisfying its obligation under this Section 6.04(b) Parent shall not be obligated to pay aggregate premiums in excess of 300% of the amount paid by the Company in its last full fiscal year, it being understood and agreed that Parent shall nevertheless be obligated to provide such coverage as may be obtained for such 300% amount.

(c) The covenants contained in this Section 6.04 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives, and shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, contract or otherwise.

Section 6.05 Fees and Expenses. All fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that each of the Company and Parent shall bear and pay one-half of (a) the costs and expenses incurred in connection with filing, printing and mailing the Form S-4 and (b) the filing fees for the premerger notification and report forms under the HSR Act.

Section 6.06 Public Announcements. Parent and the Company shall consult with each other before issuing, and give each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. The parties agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form previously agreed to by the parties.

Section 6.07 Affiliates. Prior to the Effective Time the Company shall deliver to Parent a letter identifying all persons who will be at the time this Agreement is submitted for adoption by the stockholders of the Company, “affiliates” of the Company for purposes of Rule 145 under the Securities Act and applicable SEC rules and regulations. The Company shall use its reasonable best efforts to cause each such person to deliver to Parent at least ten days prior to the Closing Date a written agreement substantially in the form attached as Exhibit B.

Section 6.08 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

Section 6.09 Tax-Free Reorganization Treatment. The Company, Parent and Merger Sub shall execute and deliver to each of Skadden Arps, special counsel to the Company, and Weil Gotshal, special counsel to Parent and Merger Sub, representation letters, substantially in the forms attached hereto as Exhibits C and E (in the case of the Merger) or Exhibits D and F (in the case of the Reverse Merger), at such time or times as reasonably requested by each such law firm in connection with its delivery of the opinion referred to in Section 7.02(e) or Section 7.03(c), as the case may be or any similar opinion that may be required in connection with the Proxy Statement or Form S-4. Prior to the Effective Time, none of the Company, Parent or Merger Sub shall take or cause to be taken any action which would cause to be untrue any of the representations in such representation letters. Each party shall, and shall cause each of its respective subsidiaries to, use reasonable best efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code.

Section 6.10 Stockholder Litigation. The Company shall promptly advise Parent orally and in writing of any stockholder litigation against the Company and/or its directors relating to this Agreement, the Merger and/or the transactions contemplated by this Agreement and shall keep Parent fully informed regarding any such stockholder litigation. The Company shall give Parent the opportunity to consult with the Company regarding the defense or settlement of any such stockholder litigation, shall give due consideration to Parent’s advice with respect to such stockholder litigation and shall not settle any such litigation prior to such consultation and consideration, provided, however, that the Company further will not, without Parent’s prior written consent, settle any such stockholder litigation (a) for an amount greater than five million dollars ($5,000,000) in excess of the Company’s coverage under applicable third party insurance policies, individually, or ten million dollars ($10,000,000) in excess of the Company’s coverage under applicable third party insurance polices in the aggregate or (b) that involves or has the effect of imposing any material remedy or restriction upon the Company or any of its Subsidiaries other than monetary damages.

Section 6.11 Employee Matters.

(a) Parent agrees to honor, or cause the Surviving Entity to honor, from and after the Effective Time any bonus payments for the Company’s 2005 fiscal year (or any portion thereof) and, if the Closing occurs in 2006, the Company’s 2006 fiscal year (or any portion thereof) under the bonus plans set forth in Section 6.11(a) of the Company Disclosure Letter in accordance with their terms as in effect immediately before the Effective Time and as set forth in Section 6.11(a) of the Company Disclosure Letter.

(b) Following the Effective Time, Parent shall cause to be provided to individuals who are employed by the Company and its Subsidiaries immediately prior to the Effective Time and who remain employed with the Surviving Entity or any of Parent’s Subsidiaries (the “Affected Employees”), compensation and employee benefits no less favorable in the aggregate than, at Parent’s election from time to time, those provided (i) pursuant to the Company’s and its Subsidiaries’ compensation and employee benefit policies, plans and programs immediately prior to the Effective Time or (ii) to similarly situated employees of Parent and its Subsidiaries. Notwithstanding the generality of the foregoing, (x) during the 12 month period following the Effective Time, Affected Employees shall be provided with the severance benefits provided under the Company’s Severance Plan without adverse amendment as set forth in Section 6.11(b) of the Company Disclosure Letter and (y) Parent shall provide the severance arrangements set forth in Section 6.11(b) of the Company Disclosure Letter.

(c) For all purposes, with respect to any benefit plan, program, arrangement (including any “employee benefit plan” (as defined in Section 3(3) of ERISA) Parent’s retiree medical benefit plan and any vacation program), other than under Parent’s 2002 Stock Incentive Plan (or any successor plan thereto), Parent shall, and shall cause the Surviving Entity to, recognize the service with the Company and its Subsidiaries (including service recognized by the Company and its Subsidiaries) prior to the Effective Time of the Affected Employees for purposes of such plan, program or arrangement; provided, however, that such recognition shall not result in a duplication of benefits. Parent agrees to honor, or cause the Surviving Entity to honor, all vacation, sick leave and other paid time off accrued by Affected Employees as of the Effective Time.

(d) With respect to any welfare plan in which employees of the Company and its Subsidiaries are eligible to participate after the Effective Time, Parent shall, and shall cause the Surviving Entity to, (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees to the extent such conditions were satisfied under the welfare plans of the Company and its Subsidiaries prior to the Effective Time, and (ii) provide each such employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such plan.

(e) Effective as of the Effective Time, the Company shall, if requested to do so by Parent, terminate its defined contribution 401(k) plan. Parent shall provide, or cause the Surviving Entity to provide, that the Affected

Employees are eligible to participate in a defined contribution 401(k) plan immediately following the Effective Time and that such defined contribution plan shall accept “eligible rollover distributions” for Affected Employees from a terminated Company defined contribution 401(k) plan.

(f) Parent agrees that it shall, or shall cause the Surviving Corporation to, continue the Company Supplemental Executive Retirement Plan without adverse amendment or termination during the 12 month period following the Effective Time.

(g) At least 30 days prior to the Effective Time, Parent shall provide each of the Affected Employees listed on Section 6.11(g)(1) of the Company Disclosure Letter with a written notice specifying that either (i) the Affected Employee’s employment shall be terminated immediately following the Effective Time and that Parent and its affiliates shall honor the senior executive employment agreement between the Company and the Affected Employee in accordance with its terms as in effect on the date hereof on the basis of the Company having terminated the Affected Employee without cause as such term is defined in such agreement, or (ii) the Affected Employee shall be offered a new employment agreement with Parent or an affiliate of Parent which contains terms and conditions that are substantially similar to those contained in the employment agreements provided to the category of Affected Employees identified in Section 6.11(g)(2) of the Company Disclosure Letter.

Section 6.12 Employment Agreements. Notwithstanding anything to the contrary in this Agreement, the Company shall use its reasonable best efforts to cause each of the Covered Employees not to repudiate or otherwise breach the New Employment Agreement to which such Covered Employee is a party.

Section 6.13 Standstill Agreements, Confidentiality Agreements, Anti-takeover Provisions. During the period from the date of this Agreement through the Effective Time, the Company will not terminate, amend, modify or waive any provision of any agreement required to be disclosed pursuant to Section 3.10(b)(v) hereof to which it or any of its Subsidiaries is a party, other than the Confidentiality Agreement pursuant to its terms or by written agreement of the parties thereto. During such period, the Company shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement, including by seeking to obtain injunctions to prevent any material breaches of such agreements and to enforce specifically the material terms and provisions thereof in any court of the United States of America or of any state having jurisdiction. In addition, the Company will not (i) redeem the Company Rights or otherwise take any action to render the Rights Agreement inapplicable to any transaction (other than the transactions contemplated by this Agreement) or any Person (other than Parent and Merger Sub) or (ii) approve a Company Takeover Proposal or Company Superior Proposal for purposes of Section 203 of the DGCL.

Section 6.14 Letters of the Accountants.

(a) The Company shall use its reasonable efforts to cause to be delivered to Parent a letter from the Company’s independent accountants dated a date on or prior to (but no more than two (2) business days prior to) the date on which the Form S-4 shall become effective addressed to Parent and the Company, in form and substance reasonably satisfactory to Parent and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4; provided that the failure of such a letter to be delivered by the Company’s independent accountants shall not result in a failure of a condition to Closing (including Section 7.02(b) hereof).

(b) Parent shall use its reasonable efforts to cause to be delivered to the Company a letter from Parent’s independent accountants dated a date on or prior to (but no more than two (2) business days prior to) the date on which the Form S-4 shall become effective addressed to the Company and Parent, in form and substance reasonably satisfactory to the Company and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4; provided that the failure of such a letter to be delivered by Parent’s independent accounts shall not result in a failure of a condition to Closing (including Section 7.03(b) hereof).

Section 6.15 Reserves. Except as set forth in Section 6.15 of the Company Disclosure Letter, the Company will cause the Regulated Subsidiaries to maintain an aggregate statutory net worth on a consolidated basis in excess of 300% of their aggregate Authorized Control Level.

ARTICLE VII

Conditions Precedent

Section 7.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) Stock Exchange Listing. The shares of Parent Common Stock issuable to the stockholders of the Company as contemplated by this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

(c) Antitrust. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act and any other clearances or approvals required under applicable competition, merger control, antitrust or similar Law shall have been granted, terminated or shall have expired.

(d) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other statute, law, rule, legal restraint or prohibition (collectively, “Restraints”) shall be in effect preventing the consummation of the Merger.

(e) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

(f) Closing Consents. The consents, authorizations, orders, permits and approvals listed on Exhibit G hereto shall have been obtained and shall be in full force and effect.

Section 7.02 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement (other than the representations and warranties of the Company set forth in Sections 3.03 and 3.08) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (without regard to materiality or Company Material Adverse Effect qualifiers contained therein), except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date, except where the failure of the representations and warranties to be true and correct individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The representations and warranties of the Company set forth in Sections 3.03 and 3.08 shall be true and correct in all respects (subject, in the case of Section 3.03, to de minimis exceptions for breaches involving a net increase in the number of shares of Company Common Stock, stock options, Company Restricted Shares, Company RSUs and Company DSUs of up to 70,000 in the aggregate) as of the date of this Agreement and as of the Closing Date as though made on the Closing Date. Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to the effect of the foregoing two sentences.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

(c) No Litigation. There shall not be pending any suit, action or proceeding by any federal or state Governmental Authority (i) challenging the acquisition by Parent or Merger Sub of any shares of Company Common Stock, seeking to restrain or prohibit the consummation of the Merger, seeking to place limitations on the ownership of shares of Company Common Stock (or shares of capital stock of the Surviving Entity) by Parent or Merger Sub, which suit, action or proceeding Parent determines, in its reasonable discretion, has a reasonable possibility of being decided in favor of such Governmental Authority or could reasonably be expected to result in material damages or material harm to the business of the Company and its Subsidiaries, taken as a whole, or the Parent and its Subsidiaries, taken as a whole (it being agreed that in the case of measuring the results on Parent and its Subsidiaries in this clause (i), (x) “Subsidiaries” shall not include the Company or its Subsidiaries, (y) “material damages” or “material harm” shall be the level of, and shall be measured as to, what could result in, or could reasonably be expected to result in, “material damages” or “material harm” to the business of the Company and its Subsidiaries, taken as a whole, and not the level or measure of what could result in, or could reasonably be expected to result in, “material damages” or “material harm” on Parent and its Subsidiaries, taken as a whole and (z) the result shall be with respect to Parent and its Subsidiaries), (ii) seeking to (A) prohibit or limit in any respect the ownership or operation by the Company or any of its Subsidiaries or by Parent or any of its Subsidiaries of any portion of any business or of any assets of the Company and its Subsidiaries or Parent and its Subsidiaries, (B) compel the Company or any of its Subsidiaries or Parent or any of its Subsidiaries to divest or hold separate any portion of any business or of any assets of the Company and its Subsidiaries or Parent and its Subsidiaries, as a result of the Merger or (C) impose any obligations on Parent or any of its Subsidiaries or the Company or any of its Subsidiaries to maintain facilities, operations, places of business, employment levels, products or businesses or other obligation relating to the operation of their respective businesses or (iii) seeking to obtain from the Company, Parent or Merger Sub any damages, payments, covenants or legally binding assurances, which suit, action or proceeding in the case of clauses (ii) and (iii) above would have, or would be reasonably likely to have, individually or in the aggregate, a Negative Regulatory Action.

(d) Restraint. No Restraint that would reasonably be expected to result, directly or indirectly, in any of the effects referred to in Section 7.02(c) shall be in effect.

(e) Tax Opinion. Parent shall have received from Weil Gotshal, special counsel to Parent, on the Closing Date, an opinion in form and substance reasonably satisfactory to Parent and dated as of the Closing Date, to the effect that the Merger will qualify for United States Federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. The issuance of such opinion shall be conditioned upon the receipt by Weil Gotshal of customary representation letters from each of Parent, Merger Sub and the Company, in each case, substantially in the form of Exhibits C and E (or D and F). Each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect. The opinion condition referred to in this Section 7.02(e) shall not be waivable after receipt of the Company Stockholder Approval, unless further stockholder approval of the Company’s stockholders is obtained with appropriate disclosure.

(f) Closing Consents. The consents, authorizations, orders, permits and approvals listed on Exhibit G hereto shall have been obtained and shall be in full force and effect, without any conditions, restrictions, limitations, qualifications or requirements, which (if implemented) would constitute, or would be reasonably likely to constitute, individually or in the aggregate, a Negative Regulatory Action.

Section 7.03 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement (other than the representations and warranties of Parent and Merger Sub set forth in Section 4.07) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (without regard to materiality or Parent Material Adverse Effect qualifiers contained therein), except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date, except where the failure of the representations and warranties to be true and correct individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. The representations and warranties of Parent and Merger Sub in Section 4.07 shall be true in all respects. The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

(c) Tax Opinion. The Company shall have received from Skadden Arps, special counsel to the Company, on the Closing Date, an opinion in form and substance reasonably satisfactory to the Company and dated as of the Closing Date, to the effect that the Merger will qualify for United States Federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. The issuance of such opinion shall be conditioned upon the receipt by Skadden Arps of customary representation letters from each of Parent, Merger Sub, and the Company, in each case, substantially in the form of Exhibits C and E (or D and F). Each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect. The opinion condition referred to in this Section 7.03(c) shall not be waivable after receipt of the Company Stockholder Approval, unless further stockholder approval of the Company’s stockholders is obtained with appropriate disclosure.

Section 7.04 Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Sections 7.01, 7.02 or 7.03, as the case may be, to be satisfied if such failure was caused by such party’s failure to use its reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 6.03.

ARTICLE VIII

Termination, Amendment and Waiver

Section 8.01 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if the Merger shall not have been consummated on or before May 5, 2006 (the “Termination Date”); provided, however, that if on May 5, 2006 the conditions to Closing set forth in Sections 7.01(c), 7.01(f), 7.02(c) or 7.02(f) shall not have been satisfied but all other conditions to Closing shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied on May 5, 2006), then the Termination Date shall be extended to and including August 7, 2006 if either of the Company or Parent notifies the other party in writing on or prior to May 5, 2006 of its election to extend the Termination Date to August 7, 2006; provided, further, that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to be consummated on or before such date;

(ii) if any Restraint having the effect of permanently restraining, enjoining, or otherwise prohibiting the Merger and the transactions contemplated by this Agreement shall be in effect and shall have become final and nonappealable;

(iii) if the Company Stockholder Approval shall not have been obtained upon a vote at the Company Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof;

(c) by Parent, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.02(a) or (b) and (B) is incapable of being cured, or is not cured, by the Company within 30 calendar days following receipt of written notice from Parent of such breach or failure to perform;

(d) by the Company, if Parent shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.03(a) or (b) and (ii) is incapable of being cured, or is not cured, by Parent within 30 calendar days following receipt of written notice from the Company of such breach or failure to perform; or

(e) by Parent, within 45 days of the date on which, (i) a Company Adverse Recommendation Change shall have occurred or (ii) the Company Board or any committee thereof shall have failed to publicly confirm its recommendation and declaration of advisability of this Agreement and the Merger within ten (10) business days after a written request by Parent that it do so (or if such written request is initially received within ten (10) business days of the Company Stockholder Meeting, no later than three (3) business days after receipt of such request).

Section 8.02 Termination Fee.

(a) In the event that:

(i) this Agreement is terminated by either Parent or the Company pursuant to Section 8.01(b)(i), and (A) a vote to obtain the Company Stockholder Approval has not been held, (B) after the date of this Agreement a Company Takeover Proposal shall have been made or communicated to the Company or shall have been made directly to the stockholders of the Company generally (and at least one such Company Takeover Proposal shall not have been withdrawn prior to the event giving rise to the right of termination under Section 8.01(b)(i)) and (C) within twelve (12) months after such termination the Company shall have reached a definitive agreement to consummate, or shall have consummated, either (x) a Company Takeover Proposal with a Person who after the date of this Agreement has made a Company Takeover Proposal prior to the event giving rise to the right of termination under Section 8.01(b)(i) or (y) a Material Company Takeover Proposal with a Person who since the date of this Agreement has not made a Company Takeover Proposal prior to such event;

(ii) this Agreement is terminated by either Parent or the Company pursuant to Section 8.01(b)(iii) and (A) after the date of this Agreement a Company Takeover Proposal shall have been made or communicated to the Company or shall have been made directly to the stockholders of the Company generally (and at least one such Company Takeover Proposal shall not have been withdrawn prior to the event giving rise to the right of termination under Section 8.01(b)(iii)) and (B) within twelve (12) months after such termination the Company shall have reached a definitive agreement to consummate, or shall have consummated, either (x) a Company Takeover Proposal with a Person who after the date of this Agreement has made a Company Takeover Proposal prior to the event giving rise to the right of termination under Section 8.01(b)(iii) or (y) a Material Company Takeover Proposal with a Person who since the date of this Agreement has not made a Company Takeover Proposal prior to such event;

(iii) this Agreement is terminated by Parent pursuant to Section 8.01(c) and (A) the Company’s breach or failure triggering such termination shall have been willful, (B) after the date of this Agreement a Company Takeover Proposal shall have been made or communicated to the Company or shall have been made directly to the stockholders of the Company generally and (C) within twelve (12) months after such termination the Company shall have reached a definitive agreement to consummate, or shall have consummated, either (x) a Company Takeover Proposal with a Person who after the date of this Agreement has made a Company Takeover Proposal prior to the event giving rise to the right of termination under Section 8.01(c) or (y) a Material Company Takeover Proposal with a Person who since the date of this Agreement has not made a Company Takeover Proposal prior to such event;

(iv) this Agreement is terminated by Parent pursuant to Section 8.01(e) (other than if the Change in Recommendation which resulted in the right of termination under Section 8.01(e) occurred following a Parent Material Adverse Effect), then the Company shall (1) in the case of a Termination Fee payable pursuant to clauses (i), (ii), or (iii) of this Section 8.02(a), upon the earlier of the date of such definitive agreement and such consummation of a Material Company Takeover Proposal or (2) in the case of a Termination Fee payable pursuant to clause (iv) of this Section 8.02(a), on the date of such termination, pay Parent a fee equal to two hundred forty-three million six hundred thousand dollars (the “Termination Fee”) by wire transfer of same-day funds. Notwithstanding the foregoing sentence, in the event that the Company proposes to terminate this Agreement at a time when the Termination Fee is payable, the Company shall pay Parent the Termination Fee as described above prior to such termination by the Company. Notwithstanding the foregoing in Section 8.02(a)(i) or Section 8.02(a)(ii), if a Termination Fee would have been payable under Section 8.02(a)(i) or Section 8.02(a)(ii) but for the fact that the person (or any of its Affiliates) with whom the Company shall have reached a definitive agreement to consummate, or shall have consummated, a Material Company Takeover Proposal within twelve (12) months after termination of this Agreement withdrew a Company Takeover Proposal prior to the event giving rise to the right of termination of this Agreement under Section 8.01(b)(i) or Section 8.01(b)(ii), then the Company shall upon the earlier of such definitive agreement and such consummation of a Material Company Takeover Proposal pay Parent the Termination Fee by wire transfer of same-day funds. In the case of a Termination Fee payable pursuant to clause (iii) of this Section 8.02(a), the parties hereby agree that the Termination Fee (including the right to receive such fee or the payment of such fee) shall not limit in any respect any rights or remedies available to Parent and Merger Sub relating to any willful breach or failure to perform any representation, warranty, covenant or agreement set forth in this Agreement resulting, directly or indirectly, in the right to receive the Termination Fee.

(b) The Company acknowledges and agrees that the agreements contained in Section 8.02(a) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement. If the Company fails promptly to pay the amount due pursuant to Section 8.02(a), and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the Termination Fee, the Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such suit, together with interest on the amount of the Termination Fee from the date such payment was required to be made until the date of payment at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

(c) For purposes of this Agreement, “Material Company Takeover Proposal” shall mean any inquiry, proposal or offer, whether or not conditional, (a) for a merger, consolidation, dissolution, recapitalization or other business combination in which the stockholders of the Company immediately prior to such transaction will fail to own immediately after such transaction 60% or more of the Company’s (if the Company is the publicly traded parent company following such transaction) equity securities or if the Company is not the publicly traded parent company following such transaction 60% or more of the parent company’s equity securities into which Company equity securities are converted in such transaction, (b) for a transaction that provides that the directors of the Company immediately prior to the consummation of such transaction will not constitute 70% or more of the directors of the Company immediately after such transaction (if the Company is the publicly traded parent company following such transaction) or if the Company is not the publicly traded parent company following such transaction, 70% or more of the directors of the parent company into which Company equity securities are converted in such transaction, (c) for the issuance of 40% or more of the equity securities of the Company as consideration for the assets or securities of another person or (d) to acquire in any manner (other than (i) in the context of the issuance of equity securities of the Company as consideration for the assets or the securities of another person or (ii) a transaction of a type listed in clause (a) above), directly or indirectly, 20% or more of the equity securities of the Company or assets (including equity securities of any Subsidiary of the Company) that represent 20% or more of the total consolidated assets of the Company, other than the transactions contemplated by this Agreement. In determining the percentage of equity securities of the Company or of the parent company’s equity securities owned by the stockholders of the Company following a transaction covered by clause (a), such calculation shall be made on a fully diluted basis and there shall be excluded any equity securities (or securities convertible into equity securities) issued to co-venturers, private equity firms and/or other persons providing financing (debt and/or equity) for such transaction, with any such equity securities (or securities convertible into equity securities) treated as being held by persons other than the stockholders of the Company, regardless of the legal form of the transaction. For purposes of clause (c) above, there shall be included in the calculation of equity securities issued by the Company (which shall be made on a fully-diluted basis) any equity securities (or securities convertible into equity securities) issued to co-venturers, private equity firms and/or other persons providing financing (debt and/or equity) for such transaction, regardless of the legal form of the transaction.

Section 8.03 Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, other than the provisions of the penultimate sentence of Section 6.02(a), Sections 6.05 and 8.02, this Section 8.03 and Article IX, which provisions shall survive such termination; provided that nothing herein shall relieve any party from any liability for any willful breach.

Section 8.04 Amendment. This Agreement may be amended by the parties hereto at any time before or after receipt of the Company Stockholder Approval; provided, however, (i) that after such approval has been obtained, there shall be made no amendment that by Law requires further approval by the stockholders of the Company without such approval having been obtained and (ii) no amendment shall be made to this Agreement after the Effective Time. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 8.05 Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) subject to the proviso to the first sentence of Section 8.04, waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 8.06 Procedure for Termination or Amendment. A termination of this Agreement pursuant to Section 8.01 or an amendment of this Agreement pursuant to Section 8.04 shall, in order to be effective, require, in the case of Parent or the Company, action by the Parent Board or the Company Board, as applicable, or the duly authorized committee or other designee of the Parent Board or the Company Board, as applicable, to the extent permitted by Law.

ARTICLE IX

General Provisions

Section 9.01 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.02 Notices. Except for notices that are specifically required by the terms of this Agreement to be delivered orally, all notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to Parent or Merger Sub, to:

UnitedHealth Group Incorporated

9900 Bren Road East

Minnetonka, MN 55343

Facsimile No.: (952) 936-0044

Attention: General Counsel

with a copy to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Facsimile No.: (212) 310-8007

Attention:        Thomas A. Roberts

 Raymond O. Gietz

if to the Company, to:

PacifiCare Health Systems, Inc.

5995 Plaza Drive

Cypress, CA 90630

Facsimile No.: (714) 226-3171

Attention: General Counsel

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Facsimile No.: (212) 735-2000

Attention:       Paul T. Schnell

Neil P. Stronski

Section 9.03 Definitions. For purposes of this Agreement:

(a) an “Affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person;

(b) “Closing Consents” means the consents, authorizations, orders, permits and approvals listed on Exhibit G.

(c) “Knowledge” of any person that is not an individual means, (i) with respect to the Company regarding any matter in question, the actual knowledge of the employees of the Company and its Subsidiaries listed in Section 9.03(c) of the Company Disclosure Letter and (ii) with respect to Parent regarding any matter in question, the actual knowledge of the employees of Parent and its Subsidiaries listed in Section 9.03(c) of the Parent Disclosure Letter;

(d) “Other Agreements” shall mean the New Employment Agreements.

(e) “Other Core States” means the states of Arizona, Colorado, Nevada, Oklahoma, Oregon, Texas and Washington.

(f) “Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity;

(g) “Permitted Liens” means (i) any liens for taxes not yet due or which are being contested in good faith by appropriate proceedings, (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar liens, (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (iv) easements, rights-of-way, restrictions and other similar encumbrances incurred in the ordinary course of business that, in the aggregate, are not material in amount and that do not, in any case, materially detract from the value of the property subject thereto, (v) statutory landlords’ liens and liens granted to landlords under any lease and (vi) any purchase money security interests;

(h) “Precedent Health Care Transaction” means any acquisition, merger or similar transaction of a publicly traded company in the health insurance or managed health care industries which was consummated within the 24 month period prior to the date hereof.

(i) “Providers” means all providers of health care, including all hospitals, physicians, physician groups, facilities and ancillary providers; and

(j) a “Subsidiary” of any person means another person, an amount of the voting securities, other voting rights or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first person.

Section 9.04 Interpretation. When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. The parties have participated jointly in the negotiating and drafting of this Agreement. In the event of an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

Section 9.05 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Facsimile transmission of any signed original document and/or retransmission of any signed facsimile transmission will be deemed the same as delivery of an original. At the request of any party, the parties will confirm facsimile transmission by signing a duplicate original document.

Section 9.06 Entire Agreement; No Third-Party Beneficiaries. This Agreement, including the Company Disclosure Letter and the Parent Disclosure Letter, the Exhibits hereto, the documents and instruments relating to the Merger referred to herein and the Confidentiality Agreement (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and the Confidentiality Agreement and (b) except for the provisions of Section 6.04, are not intended to confer upon any person other than the parties any rights, benefits or remedies.

Section 9.07 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Section 9.08 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties and any attempt to make any such assignment without such consent shall be null and void, except that Merger Sub may assign, in its sole discretion (and, if so requested by the Company, will assign to a wholly owned corporate subsidiary of Parent) any of or all its rights, interests and obligations under this Agreement to any direct, wholly owned Subsidiary of Parent, provided that (i) no such assignment shall relieve Merger Sub of any of its obligations hereunder and (ii) such assignment shall be null and void if it would preclude satisfaction of the closing conditions set forth in Section 7.02(e) and Section 7.03(c), without any waiver thereof. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 9.09 Specific Enforcement; Consent to Jurisdiction. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each party hereto (a) hereby waives, in any action for specific performance, the defense of adequacy of a remedy at law and any requirement for the posting of any bond or other security in connection with any such remedy and (b) agrees, in addition to any other remedy to which the other party may be entitled at law or in equity, to the granting of specific performance of this Agreement in any action instituted with respect hereto, including an injunction or injunctions to prevent or restrain breaches, violations, defaults or threatened defaults, violations or breaches of this Agreement and to any other equitable relief, including specific performance, in each case in favor of the other party, without any requirement for the posting of any bond or other security and to enforce specifically the terms and provisions of this Agreement in any Federal court located in the State of Delaware or in any state court in the State of Delaware. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any Federal court located in the State of Delaware or of any state court located in the State of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than a Federal court located in the State of Delaware or a state court located in the State of Delaware.

Section 9.10 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

UNITEDHEALTH GROUP INCORPORATED

By:	/S/ WILLIAM W. MCGUIRE
Name:	William W. McGuire
Title:	Chairman and Chief Executive Officer

POINT ACQUISITION, LLC

By:	/S/ STEPHEN J. HEMSLEY
Name:	Stephen J. Hemsley
Title:	Chief Executive Officer

PACIFICARE HEALTH SYSTEMS, INC.

By:	/S/ HOWARD G. PHANSTIEL
Name:	Howard G. Phanstiel
Title:	Chairman and Chief Executive Officer

ANNEX B

[MTS Letterhead]

Private and Confidential

July 6, 2005

Board of Directors

PacifiCare Health Systems, Inc.

5995 Plaza Drive

Cypress, CA 90630

Gentlemen:

We understand that PacifiCare Health Systems, Inc. (the “Company”) proposes to enter into an Agreement and Plan of Merger, expected to be dated as of July 6, 2005 (the “Agreement”), among UnitedHealth Group (the “Parent”), Point Acquisition LLC, a wholly owned subsidiary of the Parent (“Merger Sub”), and the Company, pursuant to which (i) the Company will be merged with and into Merger Sub (the “Merger”), and (ii) each issued and outstanding share (collectively, the “Shares”) of common stock, par value $0.01 per share (the “Company Common Stock”), of the Company, subject to certain exceptions, will be converted into the right to receive both (a) $21.50 in cash (the “Cash Consideration”), and (b) 1.10 shares of common stock, par value $0.01 (the “Parent Common Stock”), of the Parent (together with the Cash Consideration, the “Merger Consideration”).

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the Shares of the Merger Consideration to be received by such holders pursuant to the Merger.

In the course of performing our review and analyses for rendering the opinion set forth below, we have (i) reviewed a draft copy of the Agreement dated July 6, 2005 and certain documents related thereto (the “Draft Agreement”); (ii) reviewed annual reports to stockholders and Annual Reports on Form 10-K of each of the Company and the Parent for the five years ended December 31, 2004; (iii) reviewed the Quarterly Reports on Form 10-Q of each of the Company and the Parent for the quarters ended March 31, 2004, June 30, 2004, September 30, 2004, and March 31, 2005; (iv) reviewed the Current Reports on Form 8-K of each of the Company and the Parent for the period from January 1, 2004 through July 5, 2005; (v) reviewed certain financial projections concerning the Company for 2005 prepared by the Company’s management; (vi) reviewed certain public research reports concerning the Company prepared by certain research analysts (including the financial projections contained therein) for the years ending December 31, 2005 and 2006 and reviewed and discussed such reports (and financial projections) with management of the Company; (vii) reviewed certain financial projections concerning the Parent prepared by the Parent’s management; (viii) reviewed certain public research reports concerning the Parent prepared by certain research analysts (including financial projections contained therein) for the years ending December 31, 2005 and 2006 and reviewed and discussed such reports (and financial projections) with management of the Parent; (ix) reviewed a range of revenue enhancements and cost savings estimated to be realized from the Merger prepared by the Company’s management (collectively, the “Estimated Synergies”); (x) held discussions with members of management of each of the Company and the Parent regarding the businesses, operations, financial condition and prospects of their respective companies; (xi)

reviewed the historical reported prices and trading multiples of shares of the Company Common Stock and the Parent Common Stock; (xii) reviewed publicly available financial data, stock market performance data and trading multiples of certain companies the securities of which are publicly traded, as we deemed appropriate; (xiii) reviewed the financial terms, to the extent publicly available, of certain recent business combinations that we considered to be comparable to the Merger; (xiv) reviewed the pro forma consolidated financial results, financial condition and capitalization of the Parent after giving effect to the Merger; and (xv) performed such other financial studies, analyses and investigations, as we deemed appropriate.

In arriving at the opinion set forth below, we have assumed that the executed Agreement and documents related thereto will be in all material respects identical to the Draft Agreement. In addition, we have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for purposes of this opinion. We have not conducted any independent verification of the financial projections of the Company, the Parent or the combined companies or the Estimated Synergies. With respect to the financial projections prepared by management of the Company, we have assumed, without independent verification that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. For purposes of our analysis of the Company and after discussions with the Company’s management, with your consent, we have also used and relied on publicly available projections of certain equity research analysts who report on the Company. We have assumed, without independent verification, with your consent and based upon discussions with the Company’s management, that such projections represent reasonable estimates and judgments as to the future financial performance of the Company. With respect to the financial projections prepared by management of the Parent, we have assumed, without independent verification that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Parent. For purposes of our analysis of the Parent and after discussions with Parent’s management, with your consent, we have also used and relied on publicly available projections of certain equity research analysts who report on the Parent. We have assumed, without independent verification, with your consent and based upon discussions with Parent’s management, that such projections represent reasonable estimates and judgments as to the future financial performance of the Parent. We have also assumed, with your consent, without independent verification, that the Estimated Synergies represent reasonable estimates and judgments of management of the Company.

Further, we are not actuaries and our services did not include any actuarial determinations or evaluations by us or an attempt to evaluate actuarial assumptions. In that respect, we have made no analysis of, and express no opinion as to, the adequacy of the reserves of the Company or the Parent and have relied upon information supplied to us by the Company and the Parent as to such adequacy. We also have assumed that all conditions precedent to the consummation of the Merger set forth in the Agreement will be satisfied in accordance with the Agreement without material modification, waiver or delay, and that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any material adverse effect, in any way meaningful to our analysis, on the Company or the Parent or the expected benefits of the Merger. In addition, we have not made any independent evaluations or appraisals of the assets or liabilities (including any contingent derivatives, off-balance-sheet assets or liabilities, or otherwise) of the Company or the Parent or any of their respective subsidiaries, and we have not been furnished with any such evaluations or appraisals.

Our opinion set forth below is necessarily based on economic, market, financial and other conditions as they exist, and on the information made available to us, as of the date of this letter. It should be understood that, although subsequent developments may affect the conclusion reached in such opinion, we do not have any obligation to update, revise or reaffirm this opinion, unless otherwise mutually agreed to by the Company and us. Our opinion does not address your underlying business decision to proceed with the Merger, the relative merits of the Merger compared to other alternatives available to the Company, or whether such alternatives exist. It is understood that this letter is for your information in connection with your consideration of the Merger and does not constitute a recommendation to you or to any stockholder of the Company as to how such stockholder should vote on any proposal to approve the Merger or the Agreement.

In addition, we express no opinion as to the prices or ranges of prices at which shares of Company Common Stock or shares of Parent Common Stock will trade at any time following the announcement or consummation of the Merger.

As part of our investment banking services, we are regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, and valuations for corporate and other purposes. We have acted as the Company’s financial advisor in connection with the Agreement and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion. We have in the past and may in the future provide, investment banking and financial services to the Company and its subsidiaries, for which we have received, and expect to receive, compensation.

Based upon and subject to the foregoing, our experience as investment bankers, our review and analyses as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Merger Consideration to be received by the holders of the Shares pursuant to the Merger is fair, from a financial point of view, to such holders.

Very truly yours,

MTS HEALTH PARTNERS, L.P.

By:	/s/ Curtis S. Lane
Curtis S. Lane
Senior Managing Director

ANNEX C

[Morgan Stanley Letterhead]

July 6, 2005

Board of Directors

PacifiCare Health Systems, Inc.

5995 Plaza Drive

Cypress, California 90630-5028

Members of the Board:

We understand that PacifiCare Health Systems, Inc. (the “Company”), UnitedHealth Group Incorporated (“UnitedHealth”) and Point Acquisition LLC, a wholly owned subsidiary of UnitedHealth (“Acquisition Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated July 6, 2005 (the “Merger Agreement”), which provides, among other things, for the merger of the Company with and into Acquisition Sub (the “Merger”). Pursuant to the Merger, Acquisition Sub will continue as the surviving entity in the Merger, and each outstanding share of common stock, par value of $0.01 per share, of the Company (the “Company Common Stock”), other than shares held in treasury or otherwise held by the Company or as to which dissenters’ rights have been perfected, will be converted into the right to receive (a) 1.10 shares of common stock, par value of $0.01 per share, of UnitedHealth (the “UnitedHealth Common Stock”) (the “Stock Consideration”) and (b) $21.50 in cash, without interest (together with the Stock Consideration, the “Consideration”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

For purposes of the opinion set forth herein, we have:

i)	reviewed certain publicly available financial statements and other business and financial information of the Company and UnitedHealth, respectively;

ii)	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

iii)	reviewed certain financial projections concerning the Company for 2005 prepared by the management of the Company and certain public research reports concerning the Company prepared by certain equity research analysts and discussed with senior executives of the Company such research reports (including the financial projections contained therein);

iv)	discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

v)	reviewed certain internal financial statements and other financial and operating data concerning UnitedHealth prepared by the management of UnitedHealth;

vi)	reviewed certain financial projections concerning UnitedHealth for 2005 prepared by the management of UnitedHealth and reviewed certain public research reports concerning UnitedHealth prepared by certain equity research analysts (including the financial projections contained therein);

vii)	discussed the past and current operations and financial condition and the prospects of UnitedHealth with senior executives of UnitedHealth;

viii)	reviewed the reported prices and trading activity for the Company Common Stock and the UnitedHealth Common Stock;

ix)	compared the financial performance of the Company and UnitedHealth and the prices and trading activity of the Company Common Stock and the UnitedHealth Common Stock with that of certain other comparable publicly-traded companies and their securities;

x)	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

xi)	discussed with the management of the Company information regarding certain strategic, financial and operational benefits anticipated to result from the Merger;

xii)	reviewed the pro forma impact of the Merger on UnitedHealth’s earnings per share and capital structure;

xiii)	reviewed the draft Merger Agreement, dated July 6, 2005, and certain related documents;

xiv)	considered such other factors and performed such other analyses as we have deemed appropriate.

We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections prepared by the management of the Company, we have assumed without independent verification that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. For purposes of our analysis of the Company and after discussions with the Company’s management, we have also used and relied on publicly available projections of certain equity research analysts who report on the Company. We have assumed, with your consent and based upon discussions with the Company’s management, that such projections represent reasonable estimates and judgments as to the future financial performance of the Company. With respect to the financial projections prepared by management of UnitedHealth, we have assumed without independent verification that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of UnitedHealth. For purposes of our analysis of UnitedHealth, we have also used and relied on publicly available projections of certain equity research analysts who report on UnitedHealth. We have assumed, with your consent, that such projections represent reasonable estimates and judgments as to the future financial performance of UnitedHealth. We have also assumed, with your consent, without independent verification, that the information regarding certain strategic, financial and operational benefits anticipated to result from the Merger represent reasonable estimates and judgments of the management of the Company.

We have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without material modification, waiver or delay, including, among other things, that the Merger will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, as amended. In addition, we have assumed that in connection with receipt of all necessary regulatory and other approvals and consents for the proposed Merger, no restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived from the Merger. We are not legal, tax or regulatory advisors and have relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or UnitedHealth, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to any acquisition, business combination or other extraordinary transaction involving the Company or any of its assets. This opinion does not address the underlying business decision by the Company to enter into the Merger Agreement or the relative merits of the Merger compared to other alternatives available to the Company, or whether such alternatives exist.

We have been retained to provide only a financial opinion letter in connection with the Merger. As a result, we have not been involved in structuring, planning or negotiating the Merger. We will receive a fee for our services upon rendering of this financial opinion. In the past, Morgan Stanley & Co. Incorporated (“Morgan Stanley”) and its affiliates have provided financial advisory and financing services for the Company and UnitedHealth and have received fees for the rendering of these services. In particular, we acted as co-lead agent in the Company’s current senior credit facility, were a bookrunner on UnitedHealth’s offering of $500,000,000 aggregate principal amount of 4.875% Notes due March 15, 2015, were an underwriter on UnitedHealth’s offerings of $250,000,000 aggregate principal amount of 3.8% fixed-rate notes due February 2009, $250,000,000 aggregate principal amount of 4.8% fixed-rate notes due February 2014, $550,000,000 aggregate principal amount of 3.4% fixed-rate notes due August 2007, $450,000,000 aggregate principal amount of 4.1% fixed-rate notes due August 2009 and $500,000,000 aggregate principal amount of 5.0% fixed-rate notes due August 2014, and are a lender under UnitedHealth’s current five-year revolving credit facility. Morgan Stanley is a full service securities firm engaged in securities trading, investment management and brokerage services. In the ordinary course of trading, brokerage, investment management and financing activities, Morgan Stanley or its affiliates may actively trade the debt and equity securities or senior loans of the Company or UnitedHealth for its own accounts or for the accounts of its customers or its managed investment accounts and, accordingly, may at any time hold long or short positions in such securities or senior loans.

It is understood that this letter is for the information of the Board of Directors of the Company and may not be disclosed or referred to publicly or used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by the Company in connection with the Merger with the U.S. Securities Exchange Commission. Our opinion is limited to the fairness from a financial point of view of the Consideration to be received by the holders of the Company Common Stock in the Merger. In addition, this opinion does not in any manner address the prices at which UnitedHealth Common Stock will trade following consummation of the Merger and Morgan Stanley expresses no opinion or recommendation as to how the stockholders of the Company should vote at the stockholders’ meeting held in connection with the Merger.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of Company Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Charles R. Cory

Charles R. Cory Managing Director

ANNEX D

THE GENERAL CORPORATION LAW

OF

THE STATE OF DELAWARE

SECTION 262 APPRAISAL RIGHTS.—(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, §258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the

Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation

ANNEX E

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13

OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission file number 001-31700

PACIFICARE HEALTH SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Delaware	95-4591529
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

5995 Plaza Drive, Cypress, California	90630
(Address of Principal Executive Offices)	(Zip Code)

(714) 952-1121

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.01

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.    ☒

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).    Yes  ☒    No  ☐

Non-affiliates of the Registrant held approximately $2,809,800,000 of the aggregate market value of common stock on June 30, 2004.

There were approximately 86,665,000 shares of common stock outstanding on January 31, 2005.

DOCUMENTS INCORPORATED BY REFERENCE

The following sections of the definitive Proxy Statement for the 2005 Annual Meeting of Stockholders are incorporated by reference under Parts II and III of this Form 10-K:

1.	Board of Directors
2.	Director Compensation
3.	Executive Officers
4.	Section 16(a) Beneficial Ownership Reporting Compliance
5.	Activities of the Board of Directors and its Committees
6.	Audit Committee Report
7.	Code of Ethics
8.	Procedures for Stockholder Recommendations of Board Nominees and Stockholder Proposals
9.	Executive Compensation
10.	Principal Stockholders
11.	Equity-Based Instruments Held by Management
12.	Equity Compensation Plan Information
13.	Certain Relationships and Related Transactions
14.	Independent Auditor Fees

With the exception of the portions of the definitive Proxy Statement that are incorporated by reference under Parts II and III of this Form 10-K, the definitive Proxy Statement is not deemed filed as part of this Form 10-K.

PACIFICARE HEALTH SYSTEMS, INC.

INDEX TO ANNUAL REPORT ON FORM 10-K

For the Year Ended December 31, 2004

PART I

ITEM 1. BUSINESS

Introduction

In this Annual Report on Form 10-K, we refer to PacifiCare Health Systems, Inc. as “PacifiCare,” “the Company,” “we,” “us,” or “our.”

We offer managed care and other health insurance products to employer groups, individuals and Medicare beneficiaries throughout most of the United States and Guam. Our commercial and senior plans are designed to deliver quality health care and customer service to members cost-effectively. These products include health insurance, health benefits administration and indemnity insurance products such as Medicare Supplement products offered through health maintenance organizations, or HMOs, and preferred provider organizations, or PPOs. We also offer a variety of specialty managed care products and services that employees and individuals can purchase as a supplement to our basic commercial and senior medical plans or as stand-alone products. These products include pharmacy benefit management, or PBM, services, behavioral health services, group life and health insurance and dental and vision benefit plans. As of December 31, 2004, we had approximately 3.3 million HMO and other commercial and senior product members and approximately 10.4 million members in our PBM, dental and behavioral plans, including both members covered by our commercial or senior HMOs, and members who are unaffiliated with our HMOs.

We were formed in 1996 as a Delaware corporation and are the successor to a California corporation that was formed in 1983 and reincorporated as a Delaware corporation in 1985. Our principal executive offices are located at 5995 Plaza Drive, Cypress, California 90630, and our telephone number is (714) 952-1121.

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports that we file with the Securities and Exchange Commission, or SEC, are currently available free of charge to the general public through our website at www.pacificare.com. These reports are accessible on our website as soon as reasonably practicable after being filed with the SEC. These reports are also available at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

This Annual Report on Form 10-K contains both historical and forward-looking information. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Statements” for a description of a number of factors that could adversely affect our results.

Business Strategy

Our mission is to create long-term stockholder value as a consumer health organization committed to making people’s lives healthier and more secure. Our strategy to achieve this mission is to continue the innovative expansion of our health care services portfolio, increase membership in our commercial and specialty businesses, including our small group and individual business and maintain and grow our Medicare Advantage, formerly Medicare+Choice, business. We intend to accomplish this by taking advantage of opportunities in some markets to compete with the standard government Medicare program for new members, and by aligning our organization to meet the financial, health and wellness needs of our members.

We believe that employers and consumers desire innovative health care products that provide flexible network benefit design and financing components. We are continuing to design and offer new products such as our self-directed health plan product, a low cost plan which offers incentives to consumers to help contain costs through a broad based PPO network, as well as tiered network products and value network products that allow consumers to make trade-offs based upon breadth of network, quality measures and costs.

We operate one of the largest Medicare Advantage programs in the United States as measured by membership and we have used our long experience in working with seniors to operate our program cost-effectively in what was a declining Medicare funding environment. On December 8, 2003, the President signed the new Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or MMA, into law. This law increases the Medicare Advantage reimbursement payment formula, creates a prescription drug discount card program in 2004-2005 and establishes a new Part D Medicare prescription drug benefit beginning in 2006. This law also requires us to pass through, in 2005, 100% of the incremental funding to our members in the form of enhanced benefits, or to providers for increased network stabilization. With the changes in Medicare funding, beginning in 2004 we were able to increase our membership in Medicare Advantage beginning in 2004 for the following reasons:

•	Increased government funding under the MMA legislation allowed us to improve previously reduced benefits and reduce member premiums, co-payments and deductibles;

•	Enhanced benefits, such as prescription drugs and lower out-of-pocket payments, made our Medicare Advantage plans more competitive with the government’s traditional Medicare program. We already offer prescription drug coverage that will not be available under traditional Medicare until 2006; and

•	We are well positioned to establish a greater market presence due to our long standing commitment to the Medicare Advantage market even during times when adequate funding may not have been available.

One of our primary areas of focus has been servicing large employer groups. In recent years, we have concentrated on small employer groups and individuals as demonstrated by our acquisition of American Medical Security Group, Inc., or AMS, and our pending acquisition of the group health insurance business of Pacific Life Insurance Company, or Pacific Life.

Health Plans

We have developed products and services in order to meet the needs of our commercial and senior customers. In developing our products and marketing plans, we take into account the differing needs of our customers and believe that we create cost-effective, quality health care service options.

Commercial Products

Our commercial HMO, PPO and Self Directed Health Plan, or SDHP, products may be offered on a stand-alone basis or may be bundled with our specialty products and services, including PBM, behavioral health services, group life and health insurance products, and dental and vision services. This provides employer groups and individuals with more benefit options from a single source and the ability to design tailored benefit programs. We also sell our specialty products and services on a stand-alone basis to unaffiliated health plans, employer groups and individuals.

Our HMO plans provide health care benefits to commercial members through a defined provider network in which members typically pay a fixed copayment for services accessed. We have a broad network that as of December 31, 2004 included approximately 700 hospitals and 68,000 primary care and specialty physicians.

Our PPO network supplements our existing HMO network with additional health care providers. We also contract with commercial PPO networks in geographic areas where we do not have HMOs. The PPOs generally enable members to have a broad selection of providers in any given geographic area. Additionally, access is extended to health care providers located outside of a given geographic area through out-of-network benefits that allow choice beyond the organized PPO network in exchange for reduced coverage or higher coinsurance or copayments. Our PPO products give members open access to network providers, with no primary care physician coordinating care and simplified medical management practices.

Our SDHP product, which was introduced in 2004, offers our members a self directed account, or SDA, that covers certain health care expenses coupled with a PPO plan for expenses incurred that are outside of the coverage of the SDA, and after the applicable deductibles have been met. Unused amounts in the SDA can roll over from year to year and accumulate for future use (up to a plan maximum). The SDA feature gives members control over their health care spending, provides greater personal choice in health care services and encourages members to budget and plan for health care expenses.

We also offer an exclusive provider organization, or EPO, product that combines all of our proprietary networks in each state where we offer PPOs. This allows members to receive more cost-effective benefits on an in-network basis as long as they receive services from a contracted EPO provider. The EPO plan is an open-access product within the combined network and there is no primary care physician gatekeeper. This makes the EPO an excellent option for providing members with broader access to network physicians.

We target a variety of plan sponsors including employer groups and other purchasing coalitions, as well as state and federal government agencies. We offer commercial products in a broad spectrum of customer segments ranging from individuals and small groups to large employers. We also have contracts with the United States Office of Personnel Management, or OPM, to provide HMO services to members under the Federal Employee Health Benefit Program, or FEHBP, for federal employees, annuitants and their dependents.

As of December 31, 2004, we had approximately 1.9 million commercial HMO members and approximately 583,000 enrollees in our PPO products.

Group Life and Health Products

We are licensed to issue life and health care insurance in 47 states, including each of the states where our HMOs operate, the District of Columbia and Guam. By marketing our commercial health care product line in conjunction with supplemental insurance products, we are able to offer multi-option health and financial benefit programs. Other supplementary benefits offered to employer groups include basic life insurance, group term life insurance, indemnity dental and indemnity behavioral health benefits. Indemnity dental and behavioral health benefits are specialty products. We also offer life, accidental death and dismemberment and short-term and long-term disability products to our commercial employer groups through AMS or under a private label arrangement with the Hartford Life Group.

Senior Products

We offer eligible Medicare beneficiaries access to Medicare Advantage and Medicare Supplement products through our Secure Horizons programs.

Medicare Advantage Plans. We are one of the largest Medicare Advantage organizations in the United States as measured by membership with approximately 705,000 members as of December 31, 2004. Medicare is a federal program that provides persons age 65 and over and eligible disabled persons under the age of 65 a variety of hospital and medical insurance benefits. Most individuals eligible for Medicare are entitled to receive inpatient hospital care under Part A without the payment of any premium, but are required to pay a premium to the federal government, which is adjusted annually, to be eligible for physician care and other services under Part B. Beneficiaries are required to pay out-of-pocket deductibles and coinsurance in both Part A and Part B of the traditional Medicare program.

We contract with the Centers for Medicare and Medicaid Services, or CMS, under the Medicare Advantage program to provide health insurance coverage in exchange for a fixed monthly payment per member that varies based on geographic and risk factors. Individuals who elect to participate in the Medicare Advantage program may receive benefits greater than the government program, such as pharmacy drug coverage and reduced deductibles and coinsurance, but are generally required to use the services provided by the HMO exclusively and are required to pay a Part B premium to the Medicare program. These individuals also may be required to pay a monthly premium to the HMO.

Medicare Supplement Products. We are licensed in 48 states to offer group and individual senior supplement products and have licenses pending in two states and Puerto Rico. These products are designed to fill gaps left by traditional Medicare coverage. For example, the Individual Supplement products pay for hospital deductibles, physician copayments and coinsurance for which an individual enrolled in the traditional Medicare program would otherwise be responsible. The Senior Supplement product provides employer groups with similar coverage options for their Medicare eligible retirees. The Secure Horizons Prescription Advantages Plan has no annual deductible, no annual maximums, and provides unlimited coverage for approximately 400 generic medications covering many chronic conditions and ailments. This plan offers discounts on most other drugs depending on how the drugs are purchased.

Specialty

We use our existing employer group and senior relationships to offer our specialty products and services in conjunction with our commercial and senior products. These specialty products and services include PBM, behavioral health services, group life and health insurance products, and dental and vision services. In addition, we sell our specialty products and services to unaffiliated health plans, union trusts, third party administrators and employer groups.

Prescription Solutions®. Prescription Solutions offered integrated PBM services (including mail order pharmacy services) to approximately 5.6 million people, including approximately 743,000 seniors, as of December 31, 2004. Prescription Solutions offers a broad range of innovative programs, products and services designed to enhance clinical outcomes with appropriate financial results for employers and members.

We believe Prescription Solutions’ strength lies in its ability to influence medical outcomes and reduce overall health care costs by focusing on appropriate prescription drug use. For example, through its formulary management program, Prescription Solutions uses lists of physician-recommended drugs in different therapeutic classes that have been reviewed for safety, efficacy and value to ensure that drugs prescribed are the lowest cost option among equally effective alternatives. Prescription Solutions operates independently of pharmaceutical or retail drug organizations, which allows it to focus primarily on improving clinical outcomes.

We believe that Prescription Solutions’ mail order capabilities also differentiate us from our health insurance competitors who do not have captive PBMs. Prescription Solutions operates an 84,000 square foot, fully automated facility in Carlsbad, California, which we believe can support our projected internal growth for the foreseeable future. Prescription Solutions aggressively promotes mail order pharmacy services as a convenient and cost-effective service for our members.

Behavioral Health Services. We provide behavioral health care services including managed behavioral health, employee assistance, care management and chemical dependency benefit programs. As of December 31, 2004, we provided these behavioral health care services to approximately 3.8 million affiliated and unaffiliated members through our provider network. Managed behavioral health and chemical dependency services are offered as a standard part of most of our commercial health plans and are sold in conjunction with our other commercial and Medicare products, and are sold on a stand-alone basis to unaffiliated health plans and employer groups.

Dental and Vision Services. We provide a broad range of dental and vision insurance and discount services to individuals and employer groups. Commercial plans include dental HMO, dental PPO, dental fee-for-service, vision PPO, and dental and vision discount programs. We also provide dental services to seniors through Secure Horizons. We provide our commercial dental and vision products to small, mid-size and large employers, regardless of their existing medical carrier. As of December 31, 2004, we provided these dental and vision services to approximately 1.0 million affiliated and unaffiliated members.

Physician and Hospital Relationships

Contracting Arrangements with Physicians and Hospitals

We maintain a network of qualified physicians, hospitals and other health care providers in every geographic area where we offer managed care products and services. Our contracting strategy is to base the type of contract utilized on our assessment of the underlying structure and strengths of the medical communities within the applicable geographic markets. In HMO markets with physicians and hospitals that we believe have the necessary infrastructure and financial strength to accept delegation for certain administrative services and prepayment for health care services, we may elect to use delegation and capitation contracts. In other circumstances, we may elect to use fee-for-service or other shared risk arrangements. Most of our physician and hospital contracts have a one-year term, however, we may also enter into multiple-year contracts with physician groups and hospitals to enhance network stability or provide greater predictability of future health care costs. Contracts for our PPO products are all fee-for-service.

Our provider contracting processes include analysis and modeling of underlying cost and utilization assumptions. Through these processes, we continually seek to identify strategies to better manage health care costs. We also focus on provider consultation and management tools, including thorough data reporting and financial analysis of expected performance of our contracts.

Underwriting

In establishing premium rates for our health care plans, we use underwriting criteria based upon our accumulated actuarial data, with adjustments for factors such as the physicians and hospitals utilized, claims experience, member demographic mix and industry differences. Predictive models using pharmacy data and health status are also used to identify health care costs that are likely to emerge. Our underwriting practices are filed and approved in states in which we operate and require those actions. Because our members are in multiple states, our underwriting practices, especially in the individual, small group and Medicare Supplement markets, are subject to a variety of legislative and regulatory requirements and restrictions unique to the state in which a member resides.

Medical Management

Our profitability depends, in part, on our ability to control health care costs while providing quality care. Our medical management staff consists of doctors and nurses who monitor the medical treatment of our members in need of hospital and specialist care. In some cases, our medical managers are located on-site at some of our key contracted hospitals.

Our medical management programs include:

•	Chronic Disease Management. We have created a wide range of disease management programs designed to provide specialized services to members with chronic disease states including among others, congestive heart failure, coronary artery disease, end-stage renal disease, chronic obstructive pulmonary disease and cancer. These programs focus on prevention, member education, effective care management, and evidence-based care to improve our members’ lifestyle and reduce unnecessary or preventable hospitalization costs. These programs may be developed and managed internally or we may contract with third parties who have specialized expertise or technology within a specific diagnostic category;

•	Precertification of Admission. In the precertification stage, our medical managers verify that requests for hospitalization and specified health care procedures meet specific clinical criteria and are approved in advance;

•	Concurrent Review. Once our member has been admitted to the hospital for care, our on-site or telephonic medical managers provide administrative oversight of the hospitalization process. Our medical managers also monitor the discharge process and coordinate any outpatient services needed by the patient, including skilled nursing facility, home nursing care and rehabilitation therapy. We also contract with hospitalists to assist us in managing the care of hospitalized patients. Hospitalists are physicians who specialize in coordinating the care of patients during their stay in a hospital, including oversight of patients in the emergency room, coordinating appropriate admissions and level of care (including intensive care when appropriate), coordinating consultations with subspecialists and ordering tests and procedures;

•	Retrospective Review. Our retrospective review process involves confirming our certifications of services provided to our members when our medical management staff has not been concurrently involved in the hospitalization of our members. This process can also occur when our members receive emergency care at an out-of-area hospital or when medical claims may be disputed; and

•	Case Management. Our case management department provides multi-disciplinary coordination of personalized care for patients with complex medical conditions, including arranging access to appropriate medical and social services, to improve the health status and manage health care costs for these patients; in addition, specific case management programs have been implemented for the “frail member” and those with terminal illnesses.

Marketing

Our commercial products are marketed under the PacifiCare and AMS brands, which we believe have a reputation for quality and value. Our senior products are marketed under the Secure Horizons name, which we believe is one of the premier service marks in health care services among seniors in our markets in the western United States. We market our specialty products under the PacifiCare brand and our third-party unaffiliated PBM services under our Prescription Solutions service mark.

Marketing to our small group, large group and National Account commercial customers is typically handled primarily through the broker and consultant channels. After a large group or National Account is sold we market directly to employees, primarily during their open enrollment periods. For many of our larger commercial accounts, the open enrollment periods typically occur for 30 days during the fourth quarter of the calendar year. For some employer groups, we are the exclusive provider of health care products for their employees on a full-replacement basis. We also offer individual commercial products directly to consumers.

We use various techniques to attract commercial members, including work site presentations, direct mail, medical group tours and local advertising. We also use television, radio, billboard and print media to market our programs to potential commercial members. Further, we utilize multiple distribution channels such as general agents, an on-line price quoting service, and insurance brokers and consultants who represent many employer groups. These brokers and consultants work directly with employers to recommend or design employee benefits packages and select carriers to provide these services. Commercial marketing provides brokers with kits containing information about our products and programs. We engage in Broker Advisory Councils and conferences to provide brokers with education on our products and services. We send communications to our brokers on a regular basis to update them on new products or changes.

We believe that our commitment to service and offering of health programs, such as, HealthCredits, depression, diabetes, Pregnancy to Preschool and special programs including Women’s Health Solutions and Latino Health Solutions differentiates us from other carriers. Also, our product offering, including our SDHP product, provides solutions to commercial customers.

We believe that our understanding of the senior population and our attention to customer service differentiates our Secure Horizons program from competing products. We market our Secure Horizons programs to Medicare beneficiaries and caregivers for Medicare beneficiaries primarily through direct mail, newspaper, television, telemarketing, our website, and community-based events. We also have a national broker channel for delivery of all of our products.

Management Information Systems and Claims Processing

We use computer-based information systems for various purposes, including e-commerce, marketing and sales tracking, underwriting, billing, claims processing, medical management, medical cost and utilization trending, financial and management accounting, reporting, planning and analysis. These systems also support on-line customer service functions, provider and member administration functions, and support our tracking and extensive analyses of health care costs and outcome data.

We have established corporate goals to have our information technology, or IT, systems operate under an integrated business platform and improve operational efficiency. Simplification and integration of the systems servicing our business are important components of controlling health care and administrative expenses and improving member satisfaction. To accomplish these goals, we have outsourced data processing operations and maintenance of older software applications so we can focus internally on new technologies. Additionally, we are opportunistically insourcing data center operations and software development as part of our long-term sourcing strategy.

We use these computer-based information systems as an important component of claims processing. We receive medical claims from physicians and hospitals for services to our members. Claims are reviewed to determine member eligibility, the quantity and kind of services performed and whether services were authorized, then adjudicated against pricing, claims rules and benefits. To help ensure timely and accurate payments, we regularly review reports on inventory levels and claims statistics that focus on claims turn-around time and accuracy of payment processing. We also perform a variety of claim audits and cost containment programs. We have significantly increased the number and percentage of claims processed electronically to improve claims turnaround times and accuracy.

Government Regulation

General HMO and Indemnity Regulation

We are subject to extensive federal and state regulations that govern the scope of benefits provided to our members. These regulations can vary significantly from jurisdiction to jurisdiction. Broad latitude is given to the agencies administering these regulations. Changes in applicable laws and regulations are continually being considered, and the interpretation of existing laws and rules also may change periodically. Existing and future laws and rules could force us to change how we do business, restrict revenue and enrollment growth, increase our health care and administrative costs and capital requirements and increase our liability in federal and state courts for coverage determinations, contract interpretation and other actions. We must obtain and maintain regulatory approvals to market our products, to increase prices for certain regulated products and to consummate acquisitions and dispositions of health plans.

We participate in federal, state and local government health care coverage programs. These programs generally are subject to frequent change, including changes that may reduce the number of persons enrolled or eligible, reduce the amount of reimbursement or payment levels, or increase our administrative or health care costs under such programs. Such changes have adversely affected our financial results and willingness to participate in such programs in the past and may do so in the future.

State legislatures and Congress continue to focus on health care issues. Bills and regulations at state and federal levels may affect certain aspects of our business, including:

•	increasing minimum capital or risk based capital requirements;

•	mandating benefits and products;

•	restricting a health plan’s ability to limit coverage to medically necessary care;

•	reducing the reimbursement or payment levels for government funded programs;

•	imposing guidelines for pharmaceutical manufacturers that could cause pharmaceutical companies to restructure the financial terms of their business arrangements with PBMs or health plans;

•	patients’ bill of rights legislation at the state and federal level that could hold health plans liable for medical malpractice;

•	limiting a health plan’s ability to capitate physicians and hospitals or delegate financial risk, utilization review, quality assurance or other medical decisions to our contracting physicians and hospitals;

•	restricting a health plan’s ability to select and terminate providers in our networks;

•	allowing independent physicians to collectively bargain with health plans on a number of issues, including financial compensation;

•	adding further restrictions and administrative requirements on the use, retention, transmission, processing, protection and disclosure of personally identifiable health information;

•	tightening time periods for the timely payment and administration of health care claims and imposing financial and other penalties for non-compliance;

•	limiting the ability of small employer group health plans to use risk selection to control costs and health status and industry codes to set rates, as well as limiting the amount of rate increases that can be given from year to year;

•	allowing employers to leverage their purchasing power through associations or other multiple employer arrangements; and

•	adding further restrictions and administrative requirements related to the compensatory arrangements pertaining to our agents and brokers in connection with the sale of our products and disclosure of such compensatory arrangements.

Office of Personnel Management

We have commercial contracts with OPM to provide managed health care services to federal employees, annuitants and their dependents under FEHBP. Rather than negotiating rates, OPM requires health plans to provide the FEHBP with rates comparable to the rates charged to the two employer groups with enrollment closest in size to the FEHBP in the applicable community after making required adjustments. OPM further requires health plans to certify each year that rates meet these requirements. Periodically, the Office of the Inspector General, or OIG, audits health plans to verify that the premiums charged are calculated and charged in compliance with these regulations and guidelines. OPM has the right to audit the premiums charged during any period for up to five years following the end of that contract year. The final resolution and settlement of audits have historically taken more than three years and as many as seven years. We have a formal compliance program to specifically address potential issues that may arise from the FEHBP rating process, to work with OPM to understand its interpretation of the rules and guidelines prior to completion of the rating process, to standardize the FEHBP rating process among all of our HMOs, and to help reduce the likelihood that future government audits will result in any significant findings.

Required Statutory Capital

By law, regulation and governmental policy, our HMO, indemnity and regulated specialty product subsidiaries, which we refer to as our regulated subsidiaries, are required to maintain minimum levels of statutory net worth. The minimum statutory net worth requirements differ by state and are generally based on a percentage of annualized premium revenue, a percentage of annualized health care costs, or risk based capital, or RBC requirements. The RBC requirements are based on guidelines established by the National Association of Insurance Commissioners, or NAIC. If adopted, the RBC requirements may be modified as each state legislature deems appropriate for that state. The RBC formula, based on asset risk, underwriting risk, credit risk, business risk and other factors, generates the authorized control level, or ACL, which represents the minimum amount of net worth believed to be required to support the regulated entity’s business. For states in which the RBC requirements have been adopted, the regulated entity typically must maintain the greater of the required ACL or the minimum statutory net worth requirement calculated pursuant to pre-RBC guidelines. As of December 31, 2004, the aggregate net worth of our regulated subsidiaries exceeded 300% of the aggregate ACL calculated under NAIC RBC guidelines. The amount of statutory capital in excess of state regulatory requirements was approximately $800 million as of December 31, 2004. In addition to the foregoing requirements, our regulated subsidiaries are subject to restrictions on their ability to make dividend payments, loans and other transfers of cash to the parent company.

The statutory framework for our regulated subsidiaries’ statutory net worth requirements may change over time. These subsidiaries are also subject to their state regulators’ overall oversight powers. Those regulators could require our subsidiaries to maintain minimum levels of statutory net worth in excess of the amount required under the applicable state laws if the regulators determine that maintaining such additional statutory net worth is in the best interest of our members.

Pharmacy Regulations

Our PBM business is subject to state and federal statutes and regulations governing the operation of pharmacies, labeling, packaging and repackaging of drug products, dispensing of controlled substances, disposal, advertising, security, recordkeeping and inventory control.

Many states have laws and regulations that require out-of-state internet and mail-service pharmacies to register with, or be licensed by, the board of pharmacy or a similar regulatory body in the state. Other states generally permit the dispensing pharmacy to follow the laws of the state within which the dispensing pharmacy is located. Various other states, however, have enacted laws requiring, among other things, the hiring of a pharmacist licensed by that state or compliance with all laws of the states into which the out-of-state pharmacy dispenses medications, whether or not those laws conflict with the laws of the state in which the pharmacy is located. If these laws are applicable to us, they could restrict or prevent us from providing prescription internet or mail order in those states.

Other specific laws or regulations that may affect our PBM business include those that address any willing provider, contract limitations, benefit mandates, pharmacy management restrictions, limitations on price negotiations, changes in Medicaid “best price” rules, and the conduct of clinical trials.

Privacy Regulations

The use of individually identifiable data by our businesses is regulated at international, federal, state and local levels. These laws and rules are changed frequently by legislation or administrative interpretation. Various state laws address the use and maintenance of individually identifiable health data. Most are derived from the privacy provisions in the federal Gramm-Leach-Bliley Act and the Health Insurance Portability and Accountability Act of 1996, or HIPAA. HIPAA also imposes guidelines on our business associates (as this term is defined in the HIPAA regulations). Even though we provide for appropriate protections through our contracts with our business associates, we still have limited control over their actions and practices. Compliance with these proposals and new regulations may result in cost increases due to necessary systems changes, the development of new administrative processes, and the effects of potential noncompliance by our business associates. They also may impose further restrictions on our use of patient identifiable data that is housed in one or more of our administrative databases.

Risk Management

We maintain general liability, property, directors’ and officers’ liability and managed care errors and omissions, which includes medical malpractice, insurance coverage. Policies typically include varying and increasing levels of self-insured retention or deductibles that increase our risk of loss. We operate a wholly owned captive insurance company designed to assist us primarily in managing the risk of loss associated with our retained risk on errors and omissions claims and catastrophic medical claims. We require contracting physicians, physician groups and hospitals to maintain individual malpractice insurance coverage.

Competition

In offering HMOs, PPOs and related products, we compete with Aetna Inc., CIGNA Corporation, Health Net, Inc., WellPoint, Inc., other Blue Cross and Blue Shield plans and UnitedHealth Group Incorporated, as well as other national and regional health insurers for membership. Regional competitors include Kaiser Foundation Health Plan Inc., Health Net, Inc., WellPoint, Inc., Humana Inc., and the member companies of the Blue Cross and Blue Shield Association. We also offer a regional alternative for national employers who are willing to support multiple health plans to maintain plans that best suit the needs of employees within a specific region.

We are one of the largest Medicare Advantage organizations measured in terms of membership in the nation, both in absolute terms and as a percentage of overall membership, offering competitive advantages and economies of scale in the Medicare Advantage market. In 2002 and 2003, we reduced our benefits, raised member copays and deductibles, and replaced coverage of brand name prescription drugs with generic drugs in most of the counties where we participate in Medicare Advantage. This was in response to the rising health care costs of treating the senior population and the inadequate rate of increase in levels of Medicare reimbursement from the government. These changes caused members to leave our plans for competing plans or traditional Medicare coverage. Many competing HMO health plans also reduced their participation in the Medicare Advantage program and reduced benefits coverage.

Beginning in 2004, we were able to improve our competitive position in Medicare Advantage for the following reasons:

•	Increased government funding under the MMA legislation allowed us to improve previously reduced benefits and reduce member premiums, co-payments and deductibles;

•	Enhanced benefits, such as prescription drugs and lower out-of-pocket payments, made our Medicare Advantage plans more competitive with the government’s traditional Medicare program. We already offer prescription drug coverage that will not be available under traditional Medicare until 2006; and

•	We are well positioned to establish a greater market presence due to our long standing commitment to the Medicare Advantage market even during times when adequate funding may not have been available.

Because of the increased government funding under the MMA legislation, there is a greater risk that competition among private health plans for Medicare Advantage members could increase in 2005.

The Medicare Supplement product market is highly fragmented with few large competitors. Our primary competition in this market is the Medicare Supplement product marketed by the American Association of Retired Persons, or AARP, and underwritten by UnitedHealth Group Incorporated. We believe that our product offerings and distribution channels differentiate our Medicare Supplement products from competing products.

Prescription Solutions’ PBM services are sold as part of our commercial and Medicare products and on a stand-alone basis to unaffiliated health plans and employer groups. We believe our competitors include Medco Health Solutions Inc., Caremark Rx, Inc. and Express Scripts Inc. We believe because it is aligned with a managed care organization, Prescription Solutions differentiates itself from other independent pharmacy benefit organizations by managing prescription costs and outcomes for managed care organization members. Our mail order prescription drug service competes with national, regional and local pharmacies and other mail order prescription drug companies.

The managed behavioral health care industry is dominated by a few large companies, principally Magellan Health Services, Inc. and ValueOptions, Inc., as well as the behavioral health divisions of health insurers such as UnitedHealth Group Incorporated and CIGNA Corporation. Our ability to compete is affected by a limited national supply of providers, particularly psychiatrists and psychiatric hospital units. Our behavioral health subsidiary has a core competency in managing at-risk contracts, which we believe differentiates us competitively in states with mental health parity laws that mandate equal coverage for behavioral health benefits.

We believe that to retain our health plans’ competitive advantages we should continue to focus on developing additional products and services that are demanded by the market. We believe that consumers want products and services that go beyond basic necessity, extending to areas such as lifestyle and wellness enhancing products. The factors that we believe give us competitive advantages are:

•	our existing market position in our geographic areas of operation;

•	our long-term operating experience in managed care;

•	our marketplace reputation with physicians, hospitals, members and employers;

•	a strong brand identity for PacifiCare, Secure Horizons and Prescription Solutions;

•	our benefit design and flexibility of features for employers;

•	our QUALITY INDEX® profile, which provides customers with certain provider performance quality measures; and

•	our emphasis on providing high quality customer service.

Intellectual Property

We own various federally registered trademarks, service marks and other trade names. Some of the more material marks we own include PacifiCare®, SecureHorizons®, Prescription Solutions® and the QUALITY INDEX® profile. There is also a patent pending for certain methods used in creating our QUALITY INDEX® profile.

Employees

At January 31, 2005, we had approximately 9,800 full and part-time employees. None of our employees is presently covered by a collective bargaining agreement. We consider relations with our employees to be good and have never experienced any work stoppage.

ITEM 2. PROPERTIES

As of December 31, 2004, we leased approximately 104,000 aggregate square feet of space for our principal corporate headquarters and executive offices in Cypress, California. In connection with our operations, as of December 31, 2004, we leased approximately 1.8 million aggregate square feet for office space, subsidiary operations, customer service centers and space for computer facilities. Such space corresponds to areas in which our HMOs or specialty managed care products and services operate, or where we have satellite administrative offices. Our leases expire at various dates from 2005 through 2012.

In California, Wisconsin, and Guam, we own three buildings encompassing approximately 625,000 aggregate square feet of space primarily used for the administrative operations of our subsidiary, AMS. All of our facilities are in good working condition, are well maintained and are adequate for our present and currently anticipated needs. We believe that we can rent additional space at competitive rates when current leases expire, or if we need additional space.

ITEM 3. LEGAL PROCEEDINGS

For information regarding our legal proceedings, see Note 13 of the Notes to Consolidated Financial Statements.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted to a vote of security holders during the three months ended December 31, 2004.

PART II

ITEM 5. MARKET FOR THE REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER REPURCHASES OF EQUITY SECURITIES

On June 6, 2003, our common stock listing was transferred from the NASDAQ National Market under the symbol PHSY to the New York Stock Exchange (NYSE) under the symbol PHS.

On January 20, 2004, we effected a two-for-one stock split in the form of a stock dividend of one share of our common stock for every share of common stock outstanding to stockholders of record as of the close of business on January 7, 2004. All share price and per share data and numbers of common shares outstanding have been retroactively adjusted to reflect the stock split. See Note 6 of the Notes to Consolidated Financial Statements.

The following table indicates the high and low reported sale prices per share as furnished by the NYSE and NASDAQ.

	High	Low
Year ended December 31, 2003
First Quarter	$14.87	$10.47
Second Quarter	$25.99	$11.38
Third Quarter	$29.63	$23.35
Fourth Quarter	$34.20	$24.17
Year ended December 31, 2004
First Quarter	$39.96	$28.64
Second Quarter	$42.72	$33.71
Third Quarter	$38.70	$29.35
Fourth Quarter	$57.53	$32.50

We have never paid cash dividends on our common stock. We do not expect to declare cash dividends on our common stock in the future, retaining all earnings for business development. Any possible future dividends will depend on our earnings, financial condition, and regulatory requirements. If we decide to declare dividends on our common stock in the future, such dividends may only be made in compliance with our senior credit facility and our 10 3/4% senior notes.

As of January 31, 2005 there were 281 stockholders of record of our common stock.

We have $135 million in aggregate principal amount of 3% convertible subordinated debentures due in 2032. The debentures are convertible into 6,428,566 shares of common stock under certain conditions, including satisfaction of a market price condition for our common stock, satisfaction of a trading price condition relating to the debentures, upon notice of redemption, or upon specified corporate transactions. Each $1,000 of the debentures is convertible into 47.619 shares of our common stock. The market price condition for conversion of the debentures is satisfied if the closing sale price of our common stock exceeds 110% of the conversion price (which is calculated at $23.10 per share) for the debentures for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of any fiscal quarter. In the event that the market price condition is satisfied during any fiscal quarter, the debentures are convertible, at the option of the holder, during the following fiscal quarter. The market price condition is evaluated each quarter to determine whether the debentures will be convertible at the option of the holder during the following fiscal quarter. Beginning with the quarter ended September 30, 2003 and during each consecutive calendar quarter up through and including the quarter ended December 31, 2004, the market price condition described above was satisfied. As a result, the debentures were convertible beginning October 1, 2003, and remain convertible at the option of the holder at any time during the quarter ended March 31, 2005. While no debentures were converted as of December 31, 2004, they are considered common stock equivalents and are included in the calculation of weighted average shares outstanding on a diluted basis for the years ended December 31, 2004 and 2003.

Beginning in October 2007, we may redeem for cash all or any portion of the debentures, at a purchase price of 100% of the principal amount plus accrued interest, upon not less than 30 nor more than 60 days’ written notice to the holders. Beginning in October 2007, and in successive 5-year increments, our holders may require us to repurchase the debentures for cash at a repurchase price of 100% of the principal amount plus accrued interest. Our payment obligations under the debentures are subordinated to our senior indebtedness, and effectively subordinated to all indebtedness and other liabilities of our subsidiaries.

In November 2003, we issued 7.6 million shares of our common stock in a public offering. The net proceeds from the offering, approximately $200 million after underwriting fees, were used to redeem $175 million in principal of the company’s outstanding 10 3/4% senior notes. See Note 6 of the Notes to Consolidated Financial Statements.

With respect to information regarding our securities authorized for issuance under equity incentive plans, the information contained in the section entitled “Equity Compensation Plan Information” of our definitive Proxy Statement for the 2005 Annual Meeting of Stockholders is incorporated herein by reference.

In May 2004, our Board of Directors authorized the repurchase of up to $150 million of our common stock under a stock repurchase program. Share repurchases are made under our stock repurchase program from time to time through open market purchases or through privately negotiated transactions using available cash, and may be discontinued at any time. Also, in connection with our employee equity incentive plans, we may repurchase shares of common stock from employees for the satisfaction of their individual payroll tax withholdings upon vesting of restricted stock. For a summary of our repurchase activity for the year ended December 31, 2004, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Financing Activities.”

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial and operating data are derived from our audited consolidated financial statements. The selected financial and operating data should be read in conjunction with “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and also with “Item 15. Exhibits and Financial Statement Schedules.”

Income Statement Data

	Year Ended December 31,
	2004(2)	2003(3)	2002(4)	2001(5)	2000(6)
	(Amounts in thousands, except per share data)
Operating revenue	$12,276,804	$11,008,511	$11,156,502	$11,843,972	$11,576,298
Expenses:
Health care services and other	10,173,779	9,065,794	9,485,701	10,367,657	9,913,657
Selling, general and administrative expenses	1,561,247	1,452,542	1,370,160	1,288,374	1,286,790
Impairment, disposition, restructuring, Office of Personnel Management and other charges (credits), net	—	—	3,774	61,157	8,766

Operating income	541,778	490,175	296,867	126,784	367,085
Interest expense, net	(48,041)	(100,531)	(74,904)	(70,282)	(79,636)
Minority interest in consolidated subsidiary	—	—	—	—	637

Income before income taxes	493,737	389,644	221,963	56,502	288,086
Provision for income taxes	190,583	146,896	82,792	38,371	127,046

Income before cumulative effect of a change in accounting principle and extraordinary gain	303,154	242,748	139,171	18,131	161,040
Cumulative effect of a change in accounting principle	—	—	(897,000)	—	—
Extraordinary gain on early retirement of debt (less income taxes of $0.9 million)	—	—	—	875	—

Net income (loss)	$303,154	$242,748	$(757,829)	$19,006	$161,040

Basic earnings (loss) per share(1):
Income before cumulative effect of a change in accounting principle and extraordinary gain	$3.60	$3.26	$1.98	$0.27	$2.29
Cumulative effect of a change in accounting principle	—	—	(12.73)	—	—
Extraordinary gain, net	—	—	—	0.01	—

Basic earnings (loss) per share	$3.60	$3.26	$(10.75)	$0.28	$2.29

Diluted earnings (loss) per share(1):
Income before cumulative effect of a change in accounting principle and extraordinary gain	$3.20	$2.89	$1.98	$0.26	$2.29
Cumulative effect of a change in accounting principle	—	—	(12.73)	—	—
Extraordinary gain, net	—	—	—	0.01	—

Diluted earnings (loss) per share	$3.20	$2.89	$(10.75)	$0.27	$2.29

Operating Statistics
Fully-insured risk medical loss ratios:
Consolidated	84.7%	84.0%	86.8%	89.7%	87.5%
Private—Commercial	83.5%	84.0%	87.1%	89.3%	85.1%
Private—Senior	70.6%	63.4%	53.5%	79.7%	—
Private—Consolidated	83.3%	83.7%	86.7%	89.2%	85.1%
Government—Senior	86.1%	84.2%	86.9%	90.1%	89.4%
Government—Consolidated	86.1%	84.2%	86.9%	90.1%	89.4%
Selling, general and administrative expenses as a percentage of operating revenue (excluding net investment income)	12.8%	13.3%	12.4%	11.0%	11.2%
Operating income as a percentage of operating revenue	4.4%	4.5%	2.7%	1.1%	3.2%
Effective tax rate(7)	38.6%	37.7%	37.3%	67.9%	44.1%

See footnotes following “Balance Sheet Data”.

Continued on next page

Other Financial and Operating Data

	December 31,
	2004	2003	2002	2001	2000
	(Dollars in thousands)
Depreciation and amortization	$70,289	$66,621	$73,884	$148,704	$130,563
Capital expenditures	$73,066	$52,271	$59,274	$77,301	$105,256
Net cash flows provided by operating activities	$28,100	$414,130	$242,379	$38,923	$631,236
Net cash flows provided by (used in) investing activities	$(810,066)	$(201,700)	$(278,137)	$(260,828)	$72,376
Net cash flows provided by (used in) financing activities	$407,648	$34,303	$9,688	$(51,971)	$(301,041)
Membership Data
Commercial	2,593,000	2,202,900	2,361,900	2,520,400	3,061,200
Senior	743,400	709,200	776,100	959,500	1,057,200

Total managed care and other membership	3,336,400	2,912,100	3,138,000	3,479,900	4,118,400

Specialty membership:
Pharmacy benefit management(8)	5,588,700	4,983,500	4,773,100	4,608,900	4,748,800
Behavioral health	3,813,600	3,660,100	3,876,000	3,710,600	3,824,800
Dental and vision	1,040,500	719,600	687,300	908,100	1,360,900

Total specialty membership	10,442,800	9,363,200	9,336,400	9,227,600	9,934,500

Balance Sheet Data
Cash and equivalents	$824,104	$1,198,422	$951,689	$977,759	$1,251,635
Marketable securities	1,936,765	1,359,720	1,195,517	1,062,353	864,013
Total assets	5,226,917	4,619,304	4,251,133	5,096,046	5,323,436
Medical claims and benefits payable	1,192,400	1,027,500	1,044,500	1,095,900	1,270,800
Long-term debt, due after one year	1,051,520	612,700	731,961	794,309	836,556
Stockholders’ equity	2,188,438	1,851,537	1,328,305	2,033,785	2,003,560

(1)	All applicable per share amounts reflect the retroactive effects of the two-for-one common stock split in the form of a stock dividend that was effective January 20, 2004. See Note 6 of the Notes to Consolidated Financial Statements.
(2)	The 2004 results of operations include the results of the AMS acquisition for the period December 13, 2004 to December 31, 2004. See Note 3 of the Notes to Consolidated Financial Statements.
(3)	The 2003 diluted earnings per share has been restated for the retroactive impact of Emerging Issues Task Force, or EITF, Issue No. 04-8, The Effect of Contingently Convertible Debt on Diluted Earnings Per Share. See Note 2 of the Notes to Consolidated Financial Statements.
(4)	The 2002 results include impairment, disposition, restructuring, OPM and other net pretax charges totaling $3.8 million ($2.4 million or $0.03 diluted loss per share, net of tax). See Note 10 of the Notes to Consolidated Financial Statements. Operating income before net pretax charges as a percentage of operating revenue was 2.7%.

The 2002 results include a cumulative effect of a change in accounting principle in connection with the goodwill impairment recognized upon the adoption of Statement of Financial Accounting Standards, or SFAS, No. 142, Goodwill and Other Intangible Assets, totaling $929 million ($897 million or $12.73 diluted loss per share, net of tax). See Note 7 of the Notes to Consolidated Financial Statements.

(5)	The 2001 results include impairment, disposition, restructuring, OPM and other net pretax charges totaling $61 million ($39 million or $0.56 diluted loss per share, net of tax). Operating income before net pretax charges as a percentage of operating revenue was 1.6%.
(6)	The 2000 results include impairment, disposition, restructuring, OPM and other net pretax charges totaling $9 million ($5 million or $0.07 diluted loss per share, net of tax). Operating income before net pretax charges as a percentage of operating revenue was 3.2%.
(7)	Effective income tax rate includes the effect of nondeductible pretax charges, primarily goodwill amortization for the years ended December 31, 2000 and 2001.
(8)	Pharmacy benefit management membership represents external members and members that are in our commercial, Medicare Advantage, Medicare Supplement or CMS Disease Management plans, excluding members covered under other PBM contracts. All of these members either have a prescription drug benefit or are able to purchase their prescriptions utilizing our retail network contracts or our mail service.

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

In this Annual Report on Form 10-K, we refer to PacifiCare Health Systems, Inc. as “PacifiCare,” “the Company,” “we,” “us,” or “our.” Statements that are not historical facts are forward-looking statements within the meaning of the Federal securities laws, and may involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated as of the date of this report. In addition, past financial and/or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends. In evaluating these forward-looking statements, you should specifically consider the risks described below under “Cautionary Statements” which follows our discussion on Critical Accounting Estimates and in other parts of this report.

We offer managed care and other health insurance products to employer groups, individuals and Medicare beneficiaries throughout most of the United States and Guam. Our commercial and senior plans are designed to deliver quality health care and customer service to members cost-effectively. These products include health insurance, health benefits administration and indemnity insurance products such as Medicare Supplement products offered through health maintenance organizations, or HMOs, and preferred provider organizations, or PPOs. We also offer a variety of specialty managed care products and services that employees and individuals can purchase as a supplement to our basic commercial and senior medical plans or as stand-alone products. These products include pharmacy benefit management, or PBM, services, behavioral health services, group life and health insurance, dental and vision benefit plans.

Acquisitions. During 2004, we entered into agreements to acquire two businesses. On December 13, 2004, we completed our acquisition of American Medical Security Group, Inc., or AMS. AMS provides an expansion of our commercial membership, strengthens our position in the individual and small group markets and adds new proprietary products including a health savings account and group life products. We paid $32.75 in cash for each share of AMS common stock outstanding and cashed out all outstanding options on a net basis for a total equity purchase price of approximately $505 million. We financed the acquisition through proceeds from a new $825 million credit facility and the use of internally generated cash. The new credit facility includes a total of $625 million of term debt, approximately $148 million of which was used to refinance our existing senior credit facility and approximately $30 million was used to refinance AMS’s senior credit facility, and a new $200 million unutilized revolving credit facility. We recorded $295 million of goodwill and $26 million of intangible assets as a result of this acquisition. As of December 31, 2004, AMS provided a variety of individual and small group insurance products to approximately 271,200 PPO members, 206,100 dental members and 40,900 employer self-funded members. See Note 3 of the Notes to Consolidated Financial Statements.

On November 29, 2004, we entered into a definitive agreement to purchase Pacific Life Insurance Company’s, or Pacific Life, group health insurance business. The transaction will be financed through internally generated cash. The group health insurance business we are acquiring from Pacific Life includes medical, dental and life coverage for small and large group employers. Through the transaction, which is structured as a coinsurance arrangement, we expect to acquire up to 140,000 PPO members and obtain assets necessary to support and preserve the continuity of the acquired business and the rights to offer employment to the approximately 700 Pacific Life employees who currently provide service and support to the group insurance business. The transaction is subject to approvals from the California Insurance Commissioner and certain other state regulatory approvals. We anticipate the acquisition will be consummated during the spring of 2005.

2004 Changes in Debt.

Senior Credit Facility. In December 2004, concurrent with the acquisition of AMS, we replaced our senior credit facility with a new syndicated senior credit agreement. The new facility consists of a $200 million term A loan, which matures on December 13, 2009, a $425 million term B loan, which matures on December 13, 2010, and a $200 million revolving line of credit, which matures on December 13, 2009. We used the proceeds of the term A and term B loans to refinance approximately $149 million (including accrued interest and fees of approximately $1 million) outstanding under our previous senior credit facility entered into in June 2003, refinance approximately $30 million outstanding under the senior credit facility of AMS and to fund a portion of the merger consideration paid to acquire AMS. See Note 3 of the Notes to Consolidated Financial Statements. In connection with the credit agreement, we incurred approximately $9 million in fees and expenses that are being amortized over the term of the facility. As of December 31, 2004, we had $625 million outstanding on the term A and term B loans and no balance outstanding on the revolving line of credit. There were no borrowings under the revolving line of credit (or the line of credit we refinanced) during the year ended December 31, 2004.

For additional details related to our debt and financings, see Note 5 of the Notes to Consolidated Financial Statements.

Other

Segment Reporting. We regularly review for changes in our segment reporting. We expect our specialty product revenues may increase in 2005 and rise to the level of a reportable segment. As a result of entering into contracts that bear margin or pricing risk, we expect there will be an increase in revenues and expenses. Accordingly, we have included in Note 15 of the Notes to Consolidated Financial Statements, disclosures related to our Health Plans and Specialty segments.

Intercompany Transactions. All intercompany transactions and accounts are eliminated in consolidation.

Results of Operations

Revenue

Health Plans Segment. Our commercial and senior revenues include all premium revenue we receive from our health plans, indemnity insurance subsidiaries and Medicare Supplement and Senior Supplement products, as well as fee revenue we receive from administrative services we offer through our commercial and senior health plans and related subsidiaries. We receive a monthly payment on behalf of each subscriber enrolled in our commercial HMOs and our indemnity insurance service plans. Generally, our Medicare Advantage, formerly Medicare+Choice, contracts entitle us to per member per month payments from the Centers for Medicare and Medicaid Services, or CMS, on behalf of each enrolled Medicare beneficiary. We report prepaid health care premiums received from our commercial plans’ enrolled groups, CMS, and our Medicare plans’ members as revenue in the month that members are entitled to receive health care. We record premiums received in advance as unearned premium revenue.

Premiums for our commercial products and Medicare Advantage products are generally fixed in advance of the periods covered. Of our commercial business, more than 50% of our membership renews on January 1 of each year, with premiums that are generally fixed for a period of one year. In addition, each of our subsidiaries that offers Medicare Advantage products must submit adjusted community rate proposals, generally by county or service area, to CMS, in early September for each Medicare Advantage product that will be offered in the subsequent year. As a result, increases in the costs of health care services in excess of the estimated future health care services expense reflected in the premiums or the adjusted community rate proposals generally cannot be recovered in the applicable contract year through higher premiums or changes in benefit designs.

Specialty Segment. Our specialty and other revenues include all premium revenues we receive from our behavioral health, dental and vision service plans and fee revenue we receive from administrative services we offer though our specialty companies, primarily from our PBM subsidiary. Our PBM subsidiary generates mail order revenue where we, rather than network retail pharmacies, collect the member copayments for both affiliated and unaffiliated members. Additionally, we record revenues for prescription drug costs and administrative fees charged on prescriptions dispensed by our mail order pharmacy when the prescription is filled. Beginning in January 2004, our PBM subsidiary began entering into retail service contracts where we assume margin or pricing risk. Under these retail service contracts, we are separately obligated to pay our network pharmacy providers for benefits provided to our plan sponsors’ members, and as a result, we have included the total revenues we are contracted to receive from the plan sponsors as specialty and other revenue. Payments we are obligated to make under these retail service contracts to the network pharmacy providers are recorded as health care services and other expenses. For all contracts where we earn a fixed fee per transaction and we do not assume margin or pricing risk, specialty and other revenue and specialty and other health care services and other expenses do not include the network pharmacies’ drug costs and dispensing fees. Instead, we record administrative services fees that we are entitled to receive, in specialty and other revenue. In all retail pharmacy transactions, revenues recognized and expenses recorded are always exclusive of the member’s applicable copayment. Collection of copayments from members is the responsibility of the retail pharmacies.

Net Investment Income. Net investment income consists of interest income and gross realized gains and losses incurred on cash investments during each period.

Expenses

Health Plans Segment. Health care services and other expenses for our commercial plans and our senior plans primarily comprise payments to physicians, hospitals and other health care providers for services provided to our commercial and senior health plan members and indemnity insurance plan members. We pay our providers under capitated contracts, fee-for-service contracts, or a combination of both. In the situation where we pay a provider under a combination of capitation and fee-for-service, a member, during the same episode of care, may incur services that are rendered and paid for under the capitated portion of a contract with a physician or hospital and also incur services that are rendered and paid for under the fee-for-service component of the same contract.

Our fee-for-service based health care services expenses consist mostly of four cost of care components: outpatient care, inpatient care, professional services (primarily physician care) and pharmacy benefit costs. All four components are affected by both unit costs and utilization rates. Unit costs, for example, are the cost of outpatient medical procedures, inpatient hospital stays, physician fees for office visits and prescription drug prices. Utilization rates represent the volume of consumption of health services and vary with the age and health of our members and broader social and lifestyle patterns of the population as a whole.

The cost of health care provided is accrued in the month services are provided to members, based in part on estimates of claims for hospital services and other health care costs that have been incurred but not yet reported (including those claims received but not yet paid), or IBNR, under our fee-for-service based provider contracts as well as some services under our capitation contracts for which we retain financial liability, or carve-outs, primarily using standard actuarial methodologies based on historical data. These standard actuarial methodologies include, among other factors, contractual requirements, historical utilization trends, the interval between the date services are rendered and the date claims are paid, denied claims activity, disputed claims activity, benefit changes, expected health care cost inflation, seasonality patterns and changes in membership. These estimates are adjusted in future periods as we receive actual paid claims data, and can either increase or reduce our accrued health care costs. Included in health care services and other expenses for the year ended December 31st of last year were net favorable adjustments of 2002 and prior period medical cost estimates of approximately $54 million. During 2003, both commercial and senior net favorable adjustments were mainly from our Texas and California markets and were the result of lower than anticipated health care costs that materialized primarily in senior markets that we exited and recoveries of claims overpayments made in prior periods at rates higher than historic recovery patterns.

The cost of prescription drugs covered under our commercial and senior plans is expensed when the prescription drugs are dispensed. Our commercial and senior plans also provide incentives, through a variety of programs, for health care providers that participate in those plans to control health care costs while providing quality health care. Expenses related to these programs, which are based in part on estimates, are recorded in the period in which the related services are provided. Historically, we have primarily arranged health care services for our members by contracting with health care providers on a capitated basis, regardless of the services provided to each member. Under some of our capitation contracts, we partially share the risk of excess health care expenses with health care providers, meaning that if member utilization of health care services exceeds agreed-upon amounts or falls into certain defined categories, we partially share the excess expenses with the applicable health care provider. Under fee-for- service arrangements, we generally bear the full risk of member utilization of health care services.

Specialty Segment. Health care services and other expenses for our specialty companies primarily comprise payments to physicians, hospitals and other health care providers under capitated or fee-for-service based contracts for services provided to our behavioral health and dental and vision members and the cost of acquiring drugs for our mail order PBM subsidiary where we assume margin or pricing risk. Health care services and other expenses also include expenses for administrative services performed by our specialty companies.

2004 Compared With 2003

Membership

Health Plans Segment Membership. Total managed care membership increased 14% to approximately 3.3 million members at December 31, 2004 from approximately 2.9 million members at December 31, 2003.

Commercial membership increased approximately 18% at December 31, 2004 compared to the prior year primarily due to an increase in membership in our PPO and employer self-funded products, which includes the addition of 271,200 PPO and 40,900 employer self-funded members as a result of the AMS acquisition. Membership increases were offset by a net decrease in commercial HMO membership primarily due to the planned termination of large employer groups in Texas and Oklahoma.

Medicare Advantage membership increased approximately 3% at December 31, 2004 compared to the prior year primarily due to increased membership in the HMO product in Arizona, California and Texas from service area expansions and sales through new broker channels.

Medicare Supplement membership increased approximately 35% at December 31, 2004 compared to the prior year primarily due to membership growth in Texas and expansion into 19 new states through new broker channels.

We anticipate that our health plans segment membership will increase in 2005.

Below is a summary of our commercial and senior membership.

	December 31, 2004			December 31, 2003
	Commercial	Medicare Advantage	Total	Commercial	Medicare Advantage	Total
Managed Care Membership(1)(2)
Arizona	167,700	102,900	270,600	159,900	86,600	246,500
California	1,503,300	357,800	1,861,100	1,410,400	348,400	1,758,800
Colorado	250,300	52,100	302,400	229,300	52,600	281,900
Florida	30,400	—	30,400	—	—	—
Guam	27,100	—	27,100	26,400	—	26,400
Illinois	36,900	—	36,900	—	—	—
Michigan	43,800	—	43,800	—	—	—
Nevada	40,900	25,700	66,600	33,300	25,300	58,600
Oklahoma	101,700	15,500	117,200	96,700	18,400	115,100
Oregon	57,400	22,700	80,100	61,100	24,000	85,100
Texas	119,200	84,300	203,500	116,000	74,500	190,500
Washington	75,800	43,700	119,500	69,800	52,500	122,300
Other states	138,500	—	138,500	—	—	—

Total Managed Care Membership	2,593,000	704,700	3,297,700	2,202,900	682,300	2,885,200

Total Membership
Commercial
HMO			1,927,900			1,994,800
PPO(2)			582,500			183,500
Employer self-funded(2)			82,600			24,600

Total Commercial			2,593,000			2,202,900

Senior
Medicare Advantage			704,700			682,300
Medicare Supplement			36,200			26,900
CMS Disease Management			2,500			—

Total Senior			743,400			709,200

Total Membership			3,336,400			2,912,100

(1)	Managed care membership includes HMO and PPO membership whether shared-risk or self-funded.
(2)	At December 31, 2004, commercial managed care membership includes 271,200 PPO and 40,900 employer self-funded members as a result of the AMS acquisition.

Specialty Segment Membership. PBM unaffiliated membership at December 31, 2004 increased approximately 24% compared to the prior year primarily due to a net addition of 22 new clients, or approximately 175,000 new members, and approximately 317,000 new members from existing clients. PBM PacifiCare membership at December 31, 2004 increased 4% compared to the prior year primarily due to managed care membership growth.

Total behavioral health membership at December 31, 2004, increased approximately 4% compared to the prior year primarily due to growth in PacifiCare commercial membership in the PPO products, partially offset by group terminations in the Employee Assistance Program.

Total dental and vision membership at December 31, 2004, increased approximately 45% compared to the prior year primarily due to the addition of 206,100 members as a result of the AMS acquisition and new PacifiCare vision product offerings which resulted in increased membership in Arizona, California and Nevada.

We anticipate that our specialty segment membership will increase in 2005.

Below is a summary of our specialty membership.

	December 31, 2004			December 31, 2003
	PacifiCare	Unaffiliated	Total	PacifiCare	Unaffiliated	Total
Specialty Membership:
Pharmacy benefit management(1)	3,024,300	2,564,400	5,588,700	2,912,100	2,071,400	4,983,500
Behavioral health(2)	2,083,900	1,729,700	3,813,600	2,013,400	1,646,700	3,660,100
Dental and vision(2)(3)	601,200	439,300	1,040,500	485,000	234,600	719,600

(1)	Pharmacy benefit management PacifiCare membership represents members that are in our commercial, Medicare Advantage, Medicare Supplement or CMS Disease Management plans, excluding members covered under other PBM contracts. All of these members either have a prescription drug benefit or are able to purchase their prescriptions utilizing our retail network contracts or our mail service.
(2)	Behavioral health, dental and vision PacifiCare membership represents members in our commercial, Medicare Advantage, and Medicare Supplement plans that are also enrolled in our behavioral health, dental and/or vision plans.
(3)	At December 31, 2004, dental and vision membership includes 60,800 PacifiCare and 145,300 unaffiliated members as a result of the AMS acquisition.

Revenues

Health Plans Segment Revenue

Commercial Revenue. Commercial revenue increased 13%, or $643 million, to $5.69 billion for the year ended December 31, 2004, from $5.04 billion for the year ended December 31, 2003 as follows:

Year Ended December 31, 2004
(Amounts in millions)
Premium rate increases	$437
Net membership increases, primarily in California and Colorado	173
Increase as a result of AMS acquisition on December 13, 2004	33

Increase over the comparable period of the prior year	$643

We anticipate revenue increases in 2005 primarily due to rate increases and membership growth, which includes expansion through our completed and announced and pending acquisitions.

Senior Revenue. Senior revenue increased 8%, or $415 million, to $5.81 billion for the year ended December 31, 2004 from $5.40 billion for the year ended December 31, 2003 as follows:

Year Ended December 31, 2004
(Amounts in millions)
Premium rate increases	$363
Net membership increases	52

Increase over the comparable period of the prior year	$415

Premium rate increases include additional retroactive premiums received from CMS during the year ended December 31, 2004, based upon the health status of our members as of December 31, 2003. Retroactive premiums recorded during the quarter ended September 30, 2004 and year ended December 31, 2004 were approximately $28 million and represented reimbursement for fee-for-service health care costs incurred during the period January 1 through June 30, 2004. In addition, upon receipt of the additional premium revenue, we recorded retroactive capitation expense to providers of approximately $15 million. Ongoing premium payments reflecting the health status of our members were adjusted effective July 1, 2004.

In 2005, during the third quarter, we anticipate receiving additional premiums related to health status similar to what we experienced in the third quarter of 2004. However in 2005, since we now have historical information related to this payment from 2004, we will estimate and record premium revenue and associated expenses on a quarterly basis during the quarter in which health care services are rendered.

We anticipate revenue increases in 2005 primarily due to membership and rate increases as well as from changes due to the MMA legislation.

Specialty Segment Revenue. Specialty and other revenue increased 39%, or $193 million, to $692 million for the year ended December 31, 2004, from $499 million for the year ended December 31, 2003. The increase was primarily due to the growth of unaffiliated PBM membership which resulted in increased service fee revenue charged to external customers, overall growth in the volume of mail service business which generated increased revenue from mail service customers of our PBM subsidiary, volume of PBM service contracts where we assume margin or pricing risk, and premium rate increases in our behavioral health business. Our PBM subsidiary began entering into retail service contracts where we assume margin or pricing risk as of January 2004. For these contracts, revenues we are contractually entitled to receive are included in Specialty and Other Revenue with corresponding costs recorded as Health Care Services and Other Expenses. Please refer to the section entitled “Specialty Segment Margin” for a discussion of the net growth of the Specialty Segment.

We anticipate revenue increases in 2005 primarily due to membership increases.

Net Investment Income. Net investment income increased 25%, or $17 million, to $88 million for the year ended December 31, 2004 from $71 million for the year ended December 31, 2003. The increase was primarily due to increased net realized gains and higher invested balances compared to the same period in the prior year.

Segment Margins

Health Plans Segment Margin

Commercial Margin. Our commercial margin increased 16%, or $127 million, to $900 million for the year ended December 31, 2004, from $773 million for the year ended December 31, 2003 as follows:

Year Ended December 31, 2004
(Amounts in millions)
Commercial revenue increases (as noted above)	$643
Increases in health care services and other expenses as a result of trend increases	(347)
Increases in health care services and other expenses as a result of net commercial membership increases, primarily in California and Colorado	(147)
Increases in health care services and other expenses as a result of AMS acquisition	(22)

Increase over the comparable period of the prior year	$127

We anticipate our commercial margin in 2005 will be slightly higher than 2004.

Senior Margin. Our senior margin decreased 6%, or $53 million, to $802 million for the year ended December 31, 2004, from $855 million for the year ended December 31, 2003 as follows:

Year Ended December 31, 2004
(Amounts in millions)
Senior revenue increases (as noted above)	$415
Increases in health care services and other expenses as a result of required reimbursement and benefit increases under the enacted MMA legislation and trend increases, partially offset by benefit adjustments	(424)
Increases in health care services and other expenses as a result of net senior membership increases	(44)

Decrease over the comparable period of the prior year	$(53)

We anticipate our senior margin in 2005 will be lower than in 2004 primarily due to health care services and other expenses which are expected to outpace the increases in our premium revenue.

Specialty Segment Margin. Our specialty and other margin increased 28%, or $69 million, to $313 million for the year ended December 31, 2004 from $244 million for the year ended December 31, 2003, which was primarily driven by growth of unaffiliated PBM membership, additional funds received for our Medicare drug discount card program under MMA, and premium rate increases in our behavioral health business.

We anticipate our specialty segment margin in 2005 will be higher than in 2004 primarily due to membership increases.

Medical Loss Ratios. Our medical loss ratios, or MLRs, are calculated using premium revenue and related health care services and other expenses and cannot be directly calculated from the line items in the Consolidated Statement of Operations. Our MLRs are calculated using the following categories of revenue and expenses:

•	Private—Commercial: includes premium revenue and related health care services and other expenses for our commercial HMO products (including Federal Employees Health Benefit Program, or FEHBP, and state and local government contracts), PPO products, and other indemnity, behavioral, dental and vision plans;

•	Private—Senior: includes premium revenue and related health care services and other expenses for our Medicare Supplement and Senior Supplement products where premiums are paid in full by the employer or the consumer;

•	Government—Senior: includes premium revenue and related health care services and other expenses for our Medicare Advantage, HMO and PPO products and other senior products where premiums are paid principally through government programs.

All non-premium revenues and related health care services and other expenses are excluded from the calculation of our MLR.

The consolidated MLR and its components, unadjusted for any prior period changes in health care cost estimates, for the year ended December 31, 2004 and 2003 are as follows:

	Year Ended December 31,
	2004	2003
Medical loss ratio:
Consolidated	84.7%	84.0%
Private—Commercial	83.5%	84.0%
Private—Senior	70.6%	63.4%
Private—Consolidated	83.3%	83.7%
Government—Senior	86.1%	84.2%
Government—Consolidated	86.1%	84.2%

Private—Commercial MLR. Our private—commercial MLR decreased to 83.5% for the year ended December 31, 2004 compared to 84.0% for the same period in 2003. The decrease was primarily due to a 13% increase in premium revenue, offset by a 12% increase in health care services and other expenses.

Private—Senior MLR. Our private—senior MLR increased to 70.6% for the year ended December 31, 2004 compared to 63.4% for the same period in 2003 primarily due a 39% increase in health care services and other expenses, offset by a 24% increase in premium revenue.

Government—Senior MLR. Our government—senior MLR increased to 86.1% for the year ended December 31, 2004 compared to 84.2% for the same period in 2003 primarily due to a 10% increase in health care services and other expenses, offset by a 8% increase in premium revenue.

Selling, General and Administrative Expenses. Total selling, general and administrative expenses increased 7%, or $109 million, to $1.56 billion for the year ended December 31, 2004 from $1.45 billion for the year ended December 31, 2003. Total selling, general and administrative expenses increased primarily due to increased labor expense to support product development and membership growth, increased broker and internal sales commissions and premium taxes as a result of a shift in product mix, and higher expenses related to employee compensation programs, such as our employee stock purchase plan. This increase was partially offset by a lower write-off of property and equipment in 2004 as compared to 2003.

For the year ended December 31, 2004, total selling, general and administrative expenses as a percentage of operating revenue (excluding net investment income) decreased compared to the same period in the prior year primarily due to an increase in operating revenue (excluding net investment income) that outpaced the increase in selling, general and administrative expenses described above. Operating revenue (excluding net investment income) increased $1.25 billion for the year ended December 31, 2004.

	Year Ended December 31,
	2004	2003
Total selling, general and administrative expenses as a percentage of total operating revenue (excluding net investment income)	12.8%	13.3%

We anticipate selling, general and administrative expenses will increase in 2005 from 2004 primarily due to labor expense to support membership growth and new initiatives under MMA legislation and increases in broker and internal sales commissions.

Interest Expense. Interest expense decreased 52%, or $53 million, to $48 million for the year ended December 31, 2004, from $101 million for the year ended December 31, 2003. The decrease was due to the following:

•	$28 million for the redemption premium and other write-offs associated with our redemption of $175 million in principal of our 10 3/4% senior notes in December 2003 with no comparable activity in 2004;

•	lower debt outstanding due to the redemption of $175 million in principal of our 10 3/4% senior notes in December 2003; and

•	the payment of the $43 million in remaining principal of our FHP International Corporation, or FHP, senior notes in September 2003.

Provision for Income Taxes. The effective income tax rate was 38.6% for the year ended December 31, 2004, compared with 37.7% for the year ended December 31, 2003. The increase in our effective income tax rate is primarily due to increases in non-deductible stock-based compensation in 2004.

Our effective tax rate is based on expected income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. Significant management estimates and judgments are required in determining our effective tax rate. We are routinely under audit by federal, state or local authorities regarding the timing and amount of deductions, nexus of income among various tax jurisdictions and compliance with federal, state and local tax laws. Tax assessments related to these audits may not arise until several years after tax returns have been filed. Although predicting the outcome of such tax assessments involves uncertainty, we believe that the recorded tax liabilities appropriately account for our analysis of probable outcomes, including interest and other potential obligations. Our tax liabilities are adjusted in light of changing facts and circumstances, such as the progress of audits, case law and emerging legislation and such adjustments are included in the effective tax rate.

2003 Compared with 2002

Membership

Health Plans Segment Membership. Total managed care membership decreased 8% to approximately 2.9 million members at December 31, 2003 from approximately 3.1 million members at December 31, 2002.

Commercial membership decreased approximately 7% at December 31, 2003 compared to the prior year primarily due to elimination of unprofitable commercial HMO business and the termination of contracts with network providers. As previously announced, our contract with the California Public Employee Retirement System, or CalPERS, was not renewed for 2003, resulting in the loss of approximately 180,100 commercial HMO members in California effective January 1, 2003. The decreases were offset by increased PPO and indemnity membership primarily due to enhanced marketing and the addition of approximately 14,900 members from new product initiatives primarily in California and Colorado.

Medicare Advantage membership decreased approximately 10% at December 31, 2003 compared to the prior year primarily due to county exits and member disenrollments attributable to reduced benefits and increased premiums effective January 1, 2003. As previously announced, we exited five counties in California and Texas resulting in the loss of approximately 63,000 senior HMO members effective January 1, 2003.

Medicare Supplement membership increased approximately 72% at December 31, 2003 compared to the prior year primarily due to membership increases in the individual and group Medicare Supplement product across core states.

Below is a summary of our commercial and senior membership.

	December 31, 2003			December 31, 2002
	Commercial	Medicare Advantage	Total	Commercial	Medicare Advantage	Total
Managed Care Membership(1)
Arizona	159,900	86,600	246,500	147,600	88,400	236,000
California	1,410,400	348,400	1,758,800	1,577,000	386,100	1,963,100
Colorado	229,300	52,600	281,900	213,000	57,600	270,600
Guam	26,400	—	26,400	32,200	—	32,200
Nevada	33,300	25,300	58,600	26,700	27,400	54,100
Oklahoma	96,700	18,400	115,100	106,300	19,800	126,100
Oregon	61,100	24,000	85,100	68,200	25,300	93,500
Texas	116,000	74,500	190,500	127,600	100,400	228,000
Washington	69,800	52,500	122,300	63,300	55,500	118,800

Total Managed Care Membership	2,202,900	682,300	2,885,200	2,361,900	760,500	3,122,400

Total Membership
Commercial
HMO			1,994,800			2,252,000
PPO			183,500			75,100
Employer self-funded			24,600			34,800

Total Commercial			2,202,900			2,361,900

Senior
Medicare Advantage			682,300			760,500
Medicare Supplement			26,900			15,600
CMS Disease Management			—			—

Total Senior			709,200			776,100

Total Membership			2,912,100			3,138,000

(1)	Managed care membership includes HMO and PPO membership whether shared-risk or self-funded.

Specialty Segment Membership. PBM unaffiliated membership at December 31, 2003 increased approximately 27%, or 436,300 members, compared to the prior year primarily due to an increase of approximately 400,000 from one group and the net addition of 20 clients. PBM HMO membership at December 31, 2003 decreased approximately 7% compared to the prior year as a result of county exits and member disenrollments attributable to reduced benefits and increased premiums effective January 1, 2003 and the loss of our contract with CalPERS as discussed above.

PacifiCare behavioral health membership at December 31, 2003 decreased approximately 8% compared to the prior year primarily due to the loss of our contract with CalPERS as discussed above in commercial HMO membership. Behavioral health unaffiliated membership at December 31, 2003 decreased approximately 2%, or 34,600 members, compared to the prior year due to member disenrollments.

PacifiCare dental and vision membership at December 31, 2003 increased approximately 10%, or 42,500 members, compared to the prior year primarily due to increased cross-selling of these products in conjunction with our commercial products. Dental and vision unaffiliated membership at December 31, 2003 was comparable to the prior year.

Below is a summary of our specialty membership.

	December 31, 2003			December 31, 2002
	PacifiCare	Unaffiliated	Total	PacifiCare	Unaffiliated	Total
Specialty Membership:
Pharmacy benefit management(1)	2,912,100	2,071,400	4,983,500	3,138,000	1,635,100	4,773,100
Behavioral health(2)	2,013,400	1,646,700	3,660,100	2,194,700	1,681,300	3,876,000
Dental and vision(2)	485,000	234,600	719,600	442,500	244,800	687,300

(1)	Pharmacy benefit management PacifiCare membership represents members that are in our commercial, Medicare Advantage and Medicare Supplement plans. All of these members either have a prescription drug benefit or are able to purchase their prescriptions utilizing our retail network contracts or our mail service.
(2)	Behavioral health, dental and vision PacifiCare membership represents members in our commercial, Medicare Advantage and Medicare Supplement plans that are also enrolled in our behavioral health, dental and/or vision plans.

Revenues

Health Plans Segment Revenue

Commercial Revenue. Commercial revenue increased 5%, or $260 million, to $5 billion for the year ended December 31, 2003 compared to the prior year as follows:

Year Ended December 31, 2003
(Amounts in millions)
Revenue increases primarily due to premium rate increases of approximately 18% for the year ended December 31, 2003	$743
Net membership decreases, primarily in California and Texas	(489)
Other	6

Increase over the comparable period of the prior year	$260

Senior Revenue. Senior revenue decreased 8%, or $492 million, to $5.4 billion for the year ended December 31, 2003 compared to the prior year as follows:

Year Ended December 31, 2003
(Amounts in millions)
Revenue increases primarily due to premium rate increases of approximately 4% for the year ended December 31, 2003	$260
Net membership decreases, primarily in California and Texas	(752)

Decrease over the comparable period of the prior year	$(492)

Specialty Segment Revenue. Specialty and other revenue increased 18%, or $77 million to $499 million for the year ended December 31, 2003 as compared to the same period in the prior year. The increase was primarily due to increased mail order revenues and unaffiliated membership from our pharmacy benefit management subsidiary.

Net Investment Income. Net investment income increased 11%, or $7 million, to $71 million for the year ended December 31, 2003, from $64 million for the year ended December 31, 2002. The increase was primarily due to the following:

•	write-off of a decline in the value of our investment in MedUnite, Inc. of $11 million during 2002, with no comparable activity in 2003;

•	write-down of certain telecommunication investments to market value resulting in a charge of approximately $2 million during 2002, with no comparable activity in 2003; partially offset by

•	lower pre-tax rates of return due to Federal Reserve rate reductions in 2003.

Segment Margins

Health Plans Segment Margin

Commercial Margin. Our commercial margin increased 34%, or $195 million, to $773 million for the year ended December 31, 2003, compared to $578 million for the same period in the prior year as follows:

Year Ended December 31, 2003
(Amounts in millions)
Commercial revenue increases (as noted above)	$260
Decreases in health care services and other expenses as a result of net HMO and PPO membership decreases, primarily in California and Texas	432
Increases in health care services and other expenses as a result of health care cost trends and increases in capitation expense	(481)
Other	(16)

Increase over the comparable period of the prior year	$195

Senior Margin. Our senior margin increased 9%, or $72 million, to $855 million for the year ended December 31, 2003, compared to $783 million for the same period in the prior year as follows:

Year Ended December 31, 2003
(Amounts in millions)
Senior revenue decreases (as noted above)	$(492)
Decreases in health care services and other expenses as a result of HMO membership decreases, primarily in California and Texas	614
Increases in health care services and other expenses as a result of health care cost trends partially offset by benefit adjustments	(43)
Other	(7)

Increase over the comparable period of the prior year	$72

Specialty Segment Margin. Our specialty and other margin decreased 1%, or $2 million, to $244 million for the year ended December 31, 2003. The decrease was primarily driven by the loss of higher margin business, partially offset by an increase in unaffiliated membership in our behavioral health and PBM businesses.

Medical Loss Ratios. The consolidated MLR and its components, unadjusted for any prior period changes in health care cost estimates, for the year ended December 31, 2003 and 2002 are as follows:

	Year Ended December 31,
	2003	2002
Medical loss ratio:
Consolidated	84.0%	86.8%
Private—Commercial	84.0%	87.1%
Private—Senior	63.4%	53.5%
Private—Consolidated	83.7%	86.7%
Government—Senior	84.2%	86.9%
Government—Consolidated	84.2%	86.9%

Private—Commercial Medical Loss Ratio. Our private—commercial medical loss ratio decreased to 84.0% for the year ended December 31, 2003 compared to 87.1% for the prior year. The decrease was driven by premium rate increases that outpaced an increase in health care services and other expenses on both an absolute dollar and per member per month basis.

Private—Senior Medical Loss Ratio. Our private—senior medical loss ratio increased to 63.4% for the year ended December 31, 2003 compared to 53.5% for the prior year. The increase was primarily driven by health care services and other expenses increases that outpaced premium revenue increases on a per member per month basis.

Government—Senior Medical Loss Ratio. Our government—senior medical loss ratio decreased to 84.2% for the year ended December 31, 2003 compared to 86.9% for the prior year. The decrease was driven by rate increases, benefit reductions and decreased utilization attributable to our medical management programs that outpaced an increase in health care services and other expenses on a per member per month basis.

Selling, General and Administrative Expenses. Total selling, general and administrative expenses increased 6%, or $82 million, to $1.5 billion for the year ended December 31, 2003, from $1.4 billion in the prior year. Total selling, general and administrative expenses increased primarily due to increased spending for new product development and marketing costs, our expensing of stock-based compensation and increased write-off of certain property and equipment.

Total selling, general and administrative expenses as a percentage of operating revenue (excluding net investment income) increased compared to the prior year primarily due to declines in operating revenue (excluding net investment income) totaling $155 million for the year ended December 31, 2003.

	Year Ended December 31,
	2003	2002
Total selling, general and administrative expenses as a percentage of total operating revenue (excluding net investment income)	13.3%	12.4%

Interest Expense. Interest expense increased 34%, or $26 million, to $101 million for the year ended December 31, 2003, from $75 million compared to the prior year. The increase was due to the following:

•	$28 million for the redemption premium and other write-offs associated with our redemption of $175 million in principal of our 10 3/4% senior notes in December 2003 with no comparable activity in the prior year;

•	approximately $3 million for the write-off of unamortized loan fees in the second quarter of 2003 in connection with the replacement of our senior credit facility with no comparable activity in the prior year; partially offset by

•	$5 million of favorable effect of the interest rate swap on $300 million of our 10 3/4% senior notes with no comparable activity in the prior year; and

•	lower interest rate from our term loan under the senior credit facility which was effective June 2003.

Provision for Income Taxes. The effective income tax rate was 37.7% for the year ended December 31, 2003, compared with 37.3% in 2002. The increase in the effective tax rate from the prior year is primarily due to higher 2003 earnings resulting in a higher state tax expense while reducing the benefit that tax-exempt income had on our effective tax rate.

Our effective tax rate is based on expected income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. Significant management estimates and judgments are required in determining our effective tax rate. We are routinely under audit by federal, state or local authorities regarding the timing and amount of deductions, nexus of income among various tax jurisdictions and compliance with federal, state and local tax laws. Tax assessments related to these audits may not arise until several years after tax returns have been filed. Although predicting the outcome of such tax assessments involves uncertainty, we believe that the recorded tax liabilities appropriately account for our analysis of probable outcomes, including interest and other potential obligations. Our tax liabilities are adjusted in light of changing facts and circumstances, such as the progress of audits, case law and emerging legislation and such adjustments are included in the effective tax rate.

Liquidity and Capital Resources

Operating Cash Flows. Our consolidated cash and equivalents and marketable securities increased $203 million or 8% to $2.8 billion at December 31, 2004, from $2.6 billion at December 31, 2003.

Cash flows provided by operations were $28 million (or $457 million, excluding the impact of unearned premium revenue) for the year ended December 31, 2004 compared to cash flows provided by operations of $414 million (or $397 million, excluding the impact of unearned premium revenue) for the year ended December 31, 2003. The decrease was primarily due to a change in the timing of our January premium payment from CMS that was received on January 3, 2005 compared to the January 2004 payment that was received on December 31, 2003. Other changes in cash flows provided by operations are discussed below in “Other Balance Sheet Change Explanations.”

Investing Activities. For the year ended December 31, 2004, cash flows used in investing activities were $810 million compared to $202 million used during the year ended December 31, 2003. The change was primarily related to the use of $446 million in connection with the acquisition of AMS and increased purchases of unrestricted marketable securities.

Financing Activities. For the year ended December 31, 2004, financing activities provided $408 million of cash, compared to $34 million provided during the year ended December 31, 2003. The changes were as follows:

•	During the year ended December 31, 2004, we received $625 million from our new senior credit facility, paid $148 million on our previous senior credit facility entered into in June 2003 and paid $30 million of outstanding indebtedness of AMS assumed in connection with the acquisition of AMS. During the year ended December 31, 2003, we received $150 million in proceeds from our senior credit facility entered into in June 2003 and paid $151 million on our 2002 senior credit facility.

•	We paid $103 million for the purchase and retirement of our common stock, primarily in connection with repurchases under our stock repurchases program which commenced in May 2004, with no comparable activity in 2003.

•	We received $82 million from the issuance of common stock for the year ended December 31, 2004 in connection with our employee stock purchase plan and exercises of employee stock options compared to $41 million during the same period in 2003.

•	We paid $9 million in loan fees in 2004 in connection with the replacement of our 2003 senior credit facility as discussed above. During the year ended December 31, 2003, we paid $7 million in connection with the replacement of our 2002 senior credit facility.

•	We paid $7 million in 2004 in connection with our database financing agreements compared to $4 million during the same period in 2003.

•	We redeemed $175 million in principal of our 10 3/4% senior notes, paid a redemption premium of $19 million and received approximately $200 million of net proceeds from our public offering of 7.6 million shares of common stock during 2003 with no comparable activity in 2004.

In May 2004, our Board of Directors authorized the repurchase of up to $150 million of our common stock under a stock repurchase program. Share repurchases are made under our stock repurchase program from time to time through open market purchases or through privately negotiated transactions using available cash, and may be discontinued at any time. Also, in connection with our employee equity incentive plans, we may repurchase shares of common stock from employees for the satisfaction of their individual payroll tax withholdings upon vesting of restricted stock.

A summary of our repurchase activity for the year ended December 31, 2004 is as follows:

	Total Number of Shares Purchased(1)	Average Price Paid Per Share	Total Number Of Shares Purchased Under Our Stock Repurchase Program(2)	Dollar Value of Shares that May Yet Be Purchased Under the Repurchase Program(2)
January 1 – January 31	70,200	$33.87	—	$—
February 1 – February 29	3,875	$31.72	—	$—
March 1 – March 31	303	$37.16	—	$—
April 1 – April 30	5,035	$41.04	—	$—
May 1 – May 31	221,928	$35.84	218,500	$142,172,000
June 1 – June 30	818,326	$36.50	818,300	$112,304,000
July 1 – July 31	350	$37.91	—	$112,304,000
August 1 – August 31	2,049,500	$30.40	2,049,500	$49,993,000
September 1 – September 30	2,590	$32.58	—	$49,993,000
October 1 – October 31	1,415	$36.90	—	$49,993,000
November 1 – November 30	4,165	$43.14	—	$49,993,000
December 1 – December 31	1,987	$54.94	—	$49,993,000

Total	3,179,674	$32.48	3,086,300

(1)	The total number of shares purchased includes shares delivered to, or withheld by us in connection with employee payroll tax withholding upon vesting of restricted stock and shares purchased under our stock repurchase program.
(2)	Our stock repurchase program authorized the repurchase of up to $150 million of our common stock.

We have $135 million in aggregate principal amount of 3% convertible subordinated debentures due in 2032. The debentures are convertible into 6,428,566 shares of common stock under certain conditions, including satisfaction of a market price condition for our common stock, satisfaction of a trading price condition relating to the debentures, upon notice of redemption, or upon specified corporate transactions.

Beginning in October 2007, we may redeem for cash all or any portion of the debentures, at a purchase price of 100% of the principal amount plus accrued interest, upon not less than 30 nor more than 60 days’ written notice to the holders. Beginning in October 2007, and in successive 5-year increments, our holders may require us to repurchase the debentures for cash at a repurchase price of 100% of the principal amount plus accrued interest. Our payment obligations under the debentures are subordinated to our senior indebtedness, and effectively subordinated to all indebtedness and other liabilities of our subsidiaries.

We have $325 million in aggregate principal amount of 10 3/4% senior notes due in 2009 outstanding. The 10 3/4% senior notes were issued in May 2002 at 99.389% of the aggregate principal amount representing an initial discount of $3 million that is being amortized over the term of the notes. In December 2003, in accordance with the applicable provisions of the debt agreement, we redeemed $175 million in principal of the senior notes at a redemption price equal to 110.750%, plus accrued and unpaid interest on the notes as of the redemption date. We expensed approximately $28 million in connection with the redemption, including the pro-rata write-off of the initial discount, the redemption premium and other fees and expenses associated with the transaction. We may redeem the remaining 10 3/4% senior notes at any time on or after June 1, 2006 at an initial redemption price equal to 105.375% of their principal amount plus accrued and unpaid interest. The redemption price will thereafter decline annually. Additionally, at any time on or prior to June 1, 2006, we may redeem the 10 3/4% senior notes upon a change of control, as defined in the indenture for the notes, at 100% of their principal amount plus accrued and unpaid interest and a “make-whole” premium.

Certain of our domestic subsidiaries fully and unconditionally guarantee the 10 3/4% senior notes. See Note 16 of the Notes to Consolidated Financial Statements.

In April 2003, we entered into an interest rate swap on $300 million of our 10 3/4% senior notes for the purpose of hedging the fair value of our indebtedness. This fair value hedge is accounted for using the short-cut method under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, whereby the hedge is reported in our balance sheets at fair value, and the carrying value of the long-term debt is adjusted for an offsetting amount representing changes in fair value attributable to the hedged risk. Under the terms of the agreement, we make interest payments based on the three-month London Interbank Offered Rate, or LIBO Rate, plus 692 basis points and receive interest payments based on the 10 3/4% fixed rate. Our current floating rate under the swap agreement was 9.32%, at December 31, 2004 which is based on a 90-day LIBO Rate of 2.40% plus 692 basis points. The three-month LIBO Rate we use to determine our interest payments under the swap agreement was first established on June 2, 2003 and resets every three months thereafter, until expiration in June 2009.

In December 2004, we replaced our senior credit facility with a new syndicated senior Credit Agreement, or the Credit Agreement, with the Lenders named therein, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, J.P. Morgan Securities Inc., as Sole Lead Arranger and Sole Bookrunner, Morgan Stanley Senior Funding, Inc., as Syndication Agent and Co-Arranger and CIBC, Inc., The Bank of New York, and Wells Fargo Bank, N.A., as Co-Documentation Agents. The new facility consists of a $200 million term A loan, which matures on December 13, 2009, a $425 million term B loan, which matures on December 13, 2010, and a $200 million revolving line of credit, which matures on December 13, 2009. We used the proceeds of the term A and term B loans to refinance approximately $149 million (including accrued interest and fees of approximately $1 million) outstanding under our previous senior credit facility entered into in June 2003, refinance approximately $30 million outstanding under the senior credit facility of AMS and to fund a portion of the merger consideration paid to acquire AMS. See Notes 3 and 5 of the Notes to Consolidated Financial Statements. In connection with the Credit Agreement, we incurred approximately $9 million in fees and expenses that are being amortized over the life of the facility. As of December 31, 2004, we had $625 million outstanding on the term A and term B loans and no balance outstanding on the revolving line of credit. There were no borrowings under the revolving line of credit (or the line of credit we refinanced) during the year ended December 31, 2004.

The credit facility provides us with two interest rate options for borrowings under the term loans, to which a margin spread is added: (1) the LIBO Rate multiplied by the Statutory Reserve Rate and (2) JPMorgan Chase Bank’s prime rate (or, if greater, the Federal Funds Rate plus 0.5%), which we refer to as the alternate base rate. The margin spread for the term loans is based upon our current Standard & Poor’s Ratings Services and Moody’s Investor Service debt ratings. The margin spread for LIBO Rate borrowings range from 0.75% to 1.75% per annum under the term A loan and 1.25% to 1.5% per annum under the term B loan. The margin spread for alternate base rate borrowings range from 0% to 0.75% per annum under the term A loan and 0.25% to 0.5% per annum under the term B loan. All of our borrowings under the term loans are currently LIBO Rate borrowings with rates ranging from 3.9% to 4.3%. The interest rates per annum applicable to revolving credit borrowings are, at our option, either LIBO Rate borrowings with the same margin spread as our term A loan or alternate base rate borrowings with the same margin spread applicable to the term A loan. We also pay a commitment fee on the average daily unused amount of the revolving credit commitment. The commitment fee range is based upon our current debt rating and ranges from 0.15% and 0.5% per annum. The current commitment fee rate is 0.375% per annum.

The Credit Agreement contains various covenants customary for financings of this type which place restrictions on our and/or our subsidiaries’ ability to incur debt, pay dividends, create liens, make investments, optionally repay, redeem or repurchase our securities and enter into mergers, dispositions and transactions with affiliates. The Credit Agreement also requires we meet various financial ratios, including a maximum consolidated leverage ratio, a minimum consolidated net worth requirement and a minimum fixed charge coverage requirement. At December 31, 2004, we were in compliance with all of these covenants.

Certain of our domestic subsidiaries provide guarantees and have granted security interests to the lenders in substantially all of their personal property in order to secure our obligations and their guarantees under the Credit Agreement. See Note 16 of the Notes to Consolidated Financial Statements. We have also pledged the equity of certain of our subsidiaries to the lenders as security for the Credit Agreement.

	Term Loan Facility	Revolving Credit Facility	Total
	(Amounts in millions)
Balance at December 31, 2002	$151	$—	$151
Scheduled payments under prior senior credit facility	(20)	—	(20)
Repayment of outstanding balance under prior senior credit facility	(131)	—	(131)
Proceeds from borrowing under new senior credit facility	150	3	153
Scheduled payments under new senior credit facility	(1)	(3)	(4)

Balance at December 31, 2003	149	—	149

Scheduled payments under prior senior credit facility	(1)	—	(1)
Assumption of debt related to acquisition of AMS	—	30	30
Repayment of outstanding balance under prior senior credit facilities	(148)	(30)	(178)
Proceeds from borrowing under new senior credit facility	625	—	625

Balance at December 31, 2004	$625	$—	$625

On December 13, 2004, we completed our acquisition of AMS. See Note 3 of the Notes to Consolidated Financial Statements. We paid $32.75 in cash for each share of AMS common stock outstanding and cashed out all outstanding options on a net basis for a total equity purchase price of approximately $505 million. We also repaid approximately $30 million of outstanding indebtedness of AMS in connection with the closing of the acquisition. We financed the acquisition through proceeds from a new $825 million credit facility as described above and the use of internally generated cash.

On November 29, 2004, we entered into a definitive agreement to acquire Pacific Life’s group health insurance business. We anticipate the acquisition will be consummated during the spring of 2005.

Our contractual cash obligations as of December 31, 2004, including long-term debt and other commitments, were as follows:

	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(Amounts in millions)
Long-term debt:
JPMorgan term loan B facility	$425	$4	$8	$132	$281
10 3/4% senior notes, net of discount	324	—	—	324	—
JPMorgan term loan A facility	200	30	70	100	—
Convertible subordinated debentures	135	—	—	—	135
Database financing agreement	2	2	—	—	—
Other	3	2	1	—	—

Total long-term debt commitments, including current maturities	1,089	38	79	556	416

Other commitments:
Information technology outsourcing contracts(1)	872	158	260	232	222
Operating leases	117	31	51	27	8
Purchase obligations(2)	51	25	17	6	3
Interest on long-term debt, including current maturities(3)	368	61	117	90	100
Other long-term liabilities reflected on our balance sheet under GAAP	38	—	—	—	38

Total other commitments	1,446	275	445	355	371

Total contractual cash obligations	$2,535	$313	$524	$911	$787

(1)	Amounts under information technology outsourcing contracts reflect our payment obligations for the resource baselines specified in the applicable outsourcing contracts and do not take into consideration any rights we may have under these contracts to reduce or eliminate resource usage or baselines.
(2)	Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. This includes contracts which are cancelable with notice and the payment of an early termination penalty. Purchase obligations exclude agreements that are cancelable without penalty and also exclude liabilities to the extent presented on the balance sheet as of December 31, 2004.

We are subject to various contracts with certain health care providers and facilities for the provision of health care services to its members. Such contracts involve payments from us, generally on a monthly basis, in the ordinary course of business and are not included in the above table because some of the above terms are unable to be determined (e.g., the timing and volume of future services provided under fee-for-service arrangements or what membership levels will be for capitated arrangements are not known for December 31, 2004).

The future contractual obligations in the contractual obligation tables are estimated based on information currently available. The timing of and actual payment amounts may differ based on actual events.

(3)	Interest on long-term debt is calculated using the stated rates per the financing agreements. For debt with variable rates, such as the swap on $300 million of our 10 3/4% senior notes and the senior term loans, the rates in place as of December 31, 2004 were used to estimate all remaining payments.

As of December 31, 2004 we did not have any off-balance sheet arrangements that are required to be disclosed under Item 303(a)(4)(ii) of SEC Regulation S-K.

In February 2005, our debt was rated by the major credit rating agencies as follows:

Agency	Outlook	Senior Credit Facility	10 3/4% Senior Notes	Convertible Subordinated Debentures
Moody’s	Stable	Ba2	Ba3	B1
Standard & Poor’s	Negative	BBB-	BBB-	BB+
Fitch IBCA	Stable	BB+	BB+	BB

Consequently, if we seek to raise funds in capital markets transactions, our ability to do so will be limited to issuing additional non-investment grade debt or issuing equity and/or equity-linked instruments.

We expect to fund our working capital requirements and capital expenditures during the next twelve months from our cash flow from operations or from capital market transactions. We have taken a number of steps to increase our internally generated cash flow, including increasing premiums, increasing our marketing of specialty product lines, introducing new products to generate new revenue sources and reducing our health care expenses by, among other things, exiting from unprofitable markets and cost savings initiatives. If our cash flow is less than we expect due to one or more of the risk factors described in “Cautionary Statements,” or our cash flow requirements increase for reasons we do not currently foresee or we make any acquisitions as part of our growth strategy, then we may need to draw down available funds on our revolving line of credit which matures in June 2009 or issue additional debt or equity securities. A failure to comply with any covenant in the senior credit facility could make funds under our revolving line of credit unavailable. We also may be required to take additional actions to reduce our cash flow requirements, including the deferral of planned investments aimed at reducing our selling, general and administrative expenses. The deferral or cancellation of any investments could have a material adverse impact on our ability to meet our short-term business objectives. We regularly evaluate cash requirements for current operations and commitments, and for capital acquisitions and other strategic transactions. We may elect to raise additional funds for these purposes either through additional debt or equity, the sale of investment securities or otherwise as appropriate. We have an effective shelf registration statement on file with the Securities and Exchange Commission under which we may sell common stock, preferred stock, depositary shares, debt securities, warrants, stock purchase contracts and stock purchase units in one or more offerings from time to time up to a total dollar amount of $600 million. As of December 31, 2004, we have approximately $400 million available under the shelf registration after our common stock offering in November 2003. The actual amount of any securities issued, the terms of those securities and the intended use of the proceeds from any sale, will be determined at the time of sale, if any such sale occurs.

Other Balance Sheet Change Explanations

Receivables, Net. Receivables, net as of December 31, 2004, increased $51 million from the balance as of December 31, 2003 primarily due to an increase of pharmacy rebates receivable.

Medical Claims and Benefits Payable. The majority of our medical claims and benefits payable represents liabilities related to our fee-for-service based contracts. Under fee-for-service based contracts, claims are payable once incurred and cash disbursements are made to health care providers for services provided to members after the related claim has been submitted and adjudicated. Under capitated contracts, health care providers are prepaid on a fixed fee per member per month basis, regardless of the services provided to members. The liabilities that arise for capitated contracts relate to timing issues primarily due to membership changes that may occur. As of December 31, 2004, approximately 87% of medical claims and benefits payable was attributable to fee-for-service based contracts.

The following table presents the breakdown of our medical claims and benefits payable:

	December 31, 2004	December 31, 2003
	(Amounts in millions)
Incurred But Not Reported (IBNR)	$1,004	$826
Capitation and All Other Medical Claims and Benefits Payable	188	202

Medical Claims and Benefits Payable	$1,192	$1,028

Medical claims and benefits payable as of December 31, 2004 increased $164 million from the balance as of December 31, 2003, primarily due to an increase in IBNR of $178 million, as a result of IBNR assumed of $87 million due to the acquisition of AMS, an increase in commercial PPO membership for which providers are reimbursed on a fee-for-service basis, commercial health care cost trend increases and an increase in senior health care costs as a result of required benefit increase from the enacted MMA legislation. These increased costs were partially offset by an increase in payments of fee-for-service claims in 2004 as compared to 2003.

Accounts Payable and Accrued Liabilities. Accounts payable and accrued liabilities, including accrued compensation and employee benefits, increased $24 million from the balance as of December 31, 2003, primarily due to the assumption of AMS’ liabilities of $48 million, offset primarily by the effect of the timing of payment of accounts payable and accrued liabilities.

Stockholders’ Equity. The increase of $337 million in stockholders’ equity from December 31, 2003, to December 31, 2004, was primarily due to net income and the activity related to share-based compensation. This increase was partially offset by the costs incurred to acquire treasury shares.

Critical Accounting Estimates

When we prepare our consolidated financial statements, we use estimates and assumptions that may affect reported amounts and disclosures. We base these estimates on historical results and various other assumptions believed to be reasonable, the results of which form the basis for making estimates concerning the carrying value of assets and liabilities that are not readily available from other sources. Actual results could differ from the amounts previously estimated, which were based on the information available at the time the estimates were made. Changes in estimates are recorded if and when better information becomes available.

We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make an assumption about a matter that was highly uncertain at the time the estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period, or use of a different estimate that we reasonably could have used in the current period, would have a material impact on our consolidated results of operations or financial condition.

Although these critical accounting estimates are primarily the responsibility of our management, our management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors and the Audit Committee has reviewed the disclosure presented below relating to them.

The accounting estimates that we believe involve the most complex judgments, and are the most critical to the accurate reporting of our financial condition and results of operations include the following:

Incurred But Not Reported or Paid Claims Reserves. We estimate the amount of our reserves for claims incurred but not reported (including those received but not yet paid), or IBNR, under our fee-for-service based provider contracts and our fee-for-service carve-outs from our capitated provider contracts, primarily using standard actuarial methodologies based on historical data. These standard actuarial methodologies include, among other factors, contractual requirements, historical utilization trends, the interval between the date services are rendered and the date claims are paid, denied claims activity, disputed claims activity, benefit changes, expected health care cost inflation, seasonality patterns and changes in membership along with a provision for adverse claims development. The provision for adverse claims development is intended to account for variability in the following types of current and other environmental factors:

•	Changes in claims payment patterns to the extent to which emerging claims payment patterns differ from the historical payment patterns selected to calculate the IBNR reserve estimate;

•	Differences between the estimated per member per month, or PMPM, incurred expense for the most recent months and the expected PMPM based on historical PMPM incurred estimates and the estimated trend from the historical period to the most recent months;

•	Differences between the estimated impact of known differences in environmental factors and the actual impact of known environmental factors; and

•	The healthcare expense impact of present but unknown environmental factors that differ from historical norms.

In developing the IBNR estimate, we apply different estimation methods depending on the month for which incurred claims are being estimated. For example, we actuarially calculate completion factors using our analysis of claims payment patterns over the most recent 36-month period. The completion factor is an actuarial estimate, based upon historical experience, of the percentage of claims incurred during a given period that has been adjudicated by us as of the date of estimation. We then apply these completion factors to the actual claims paid-to-date for each incurral month, except for the most recent months, to estimate the expected amount of ultimate incurred claims for each of these months. We do not believe that completion factors are a reliable basis for estimating claims incurred for the most recent two to four months, because claims likely have not had enough time to achieve a trendable level of completion. Therefore, for the more recent months, we estimate our claims incurred by applying observed trend factors to the PMPM costs for prior months, which costs have been estimated using completion factors, in order to estimate the PMPMs for the most recent months. We validate our estimates of the most recent PMPMs by comparing the most recent months’ utilization levels to the utilization levels in older months. This approach is consistently applied from period to period.

The completion factors and claims PMPM trend factors are the most significant factors we use in estimating our IBNR. The following table illustrates the sensitivity of these factors and the estimated potential impact on our operating results caused by these factors:

Completion Factor(a) Increase (Decrease) in Factor	Increase (Decrease) in Medical Claims Payable
(Amounts in millions)
(3)%	$ 52
(2)%	34
(1)%	17
1%	(17)
2%	(33)
3%	(48)

Claims Trend(b) Increase (Decrease) in Factor	Increase (Decrease) in Medical Claims Payable
(Amounts in millions)
(3)%	$(20)
(2)%	(13)
(1)%	(7)
1%	7
2%	13
3%	20

(a)	Reflects estimated potential changes in medical claims payable caused by changes in completion factors in each of the most recent four months.
(b)	Reflects estimated potential changes in medical claims payable caused by changes in annualized claims trend used for the estimation of PMPM claims for the most recent four months.

In addition, assuming a hypothetical 1% difference between our December 31, 2004 estimated claims liability and the actual claims incurred run-out, net income for the year ended December 31, 2004 would increase or decrease by approximately $10 million, while diluted net income per share would increase or decrease by $0.06 per share, net of tax.

The estimates for submitted claims and IBNR claims liabilities are made on an accrual basis and adjusted, based on actual claims data, in future periods as required. Adjustments to prior period estimates, if any, are included in the current period. We also consider exceptional situations that might require judgmental adjustments in establishing our best estimate, such as system conversions, processing interruptions, or environmental changes. None of these factors had a material impact on the development of our claims payable estimates during any of the periods reflected in this filing.

For new products, estimates are initially based on health care cost data provided by third parties. This data includes assumptions for member age, gender and geography. The models that we use to prepare estimates for each product are adjusted to be in line with the approach discussed above as we accumulate actual claims data. Such estimates could materially understate or overstate our actual liability for medical claims and benefits payable.

Provider Insolvency Reserves. We maintain insolvency reserves for our capitated contracts with providers that include estimates for potentially insolvent providers, where conditions indicate claims are not being paid or have slowed considerably, and we have determined that it is probable that we will be required to make the providers’ claim payments. These insolvency reserves include the estimated cost of unpaid health care claims that were previously the responsibility of the capitated provider. Depending on states’ laws, we may be held liable for unpaid health care claims that were previously the responsibility of the capitated provider and for which we have already paid capitation. These estimates could materially understate or overstate our actual liability for medical claims and benefits payable.

Intangible Assets and Goodwill. In June 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method. SFAS No. 142, which became effective for fiscal years beginning after December 15, 2001, eliminates amortization of goodwill and other intangible assets with indefinite useful lives. Rather, these assets are subject to impairment tests at least annually. We are required to make estimates of fair value and apply certain assumptions, such as a discount factor in applying these annual impairment tests. Such estimates could produce significantly different results if other assumptions, which could also be considered reasonable, were to be used. Intangible assets with definite useful lives are being amortized using a straight-line basis or the timing of related cash flows. An intangible asset subject to amortization must be reviewed for impairment pursuant to SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

We adopted SFAS No. 142 on January 1, 2002 and, accordingly, no longer amortize goodwill and other intangible assets with indefinite useful lives. In accordance with SFAS No. 142, we determined no adjustments to recorded amounts were required as of December 31, 2004 and 2003 based on our annual impairment testing.

Ordinary Course Legal Proceedings. We are routinely involved in legal proceedings that involve claims for coverage and tort liability encountered in the ordinary course of business. The loss of even one of these claims, if it results in a significant punitive damage award, could have a material adverse effect on our business. In addition, our exposure to potential liability under punitive damage theories may significantly decrease our ability to settle these claims on reasonable terms.

CAUTIONARY STATEMENTS

In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we are filing in this Annual Report on Form 10-K cautionary statements identifying important risk factors that could cause our actual results to differ materially from those projected in “forward looking statements” of the Company made by or on behalf of the Company (in this report or otherwise), within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. These forward looking statements relate to future events or our future financial and/or operating performance and can generally be identified as such because the context of the statement will include words such as “may,” “will,” “intends,” “plans,” “believes,” “anticipates,” “expects,” “estimates,” “predicts,” “potential,” “continue,” or “opportunity,” the negative of these words or words of similar import. Similarly, statements that describe our reserves and our future plans, strategies, intentions, expectations, objectives, goals or prospects are also forward looking statements. These forward looking statements are based largely on our expectations and projections about future events and future trends affecting our business, and so are subject to risks and uncertainties, including the risks and uncertainties set forth below, that could cause actual results to differ materially from those anticipated as of the date of this report. In addition, past financial and/or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends. In evaluating these statements, you should specifically consider the risks described below and in other parts of this report. Except as required by law, we undertake no obligation to publicly revise these forward looking statements to reflect events or circumstances that arise after the date of this report.

Risks Relating to Us and Our Industry

Our profitability will depend in part on accurately pricing our products and predicting health care costs and on our ability to control future health care costs.

Our profitability depends in part on our ability to price our products accurately, predict our health care costs and control future health care costs through underwriting criteria, medical and disease management programs, product design and negotiation of favorable provider, provider network and hospital contracts. We use our underwriting systems to establish and assess premium rates based on accumulated actuarial data, with adjustments for factors such as claims experience and hospital and physician contract changes. We may be less able to accurately price our new products than our other products because of our relative lack of experience and accumulated data for our new products. Premiums on our commercial products are generally fixed for one-year periods. Each of our subsidiaries that offers Medicare Advantage products must submit adjusted community rate proposals, generally by county or service area, to CMS in early September for each Medicare Advantage product that will be offered in the subsequent year. As a result, increases in the costs of health care services in excess of the estimated future health care costs reflected in the premiums or the adjusted community rate proposals generally cannot be recovered in the applicable contract year through higher premiums or benefit designs.

Our actual health care costs may exceed our estimates reflected in premiums and adjusted community rates due to various factors, including increased utilization of medical facilities and services, including prescription drugs, changes in demographic characteristics, the regulatory environment, changes in health care practices, medical cost inflation, new treatment and technologies, continued consolidation of physician, hospital and other provider groups, termination of capitation arrangements resulting in transfer of membership to fee-for-service based arrangements and contractual disputes with providers. Our failure to adequately price our products or predict and control health care costs may result in a material adverse effect on our financial condition, results of operations or cash flows.

If we fail to implement successfully our strategic initiatives, our revenues could decline and our results of operations could be adversely affected.

Our performance depends in part upon our ability to implement our business strategy of expanding our product portfolio and increasing our commercial and specialty memberships, managing our participation in the

Medicare Advantage program in light of the MMA legislation and ultimately evolving into a consumer health organization. Our revenues could decline if we lose membership, fail to increase membership in targeted markets or fail to gain market acceptance for new products for any reason, including:

•	the effect of premium increases, benefit changes and member-paid supplemental premiums and copayments on the retention of existing members and the enrollment of new members;

•	the member’s assessment of our benefits, quality of service, our ease of use and our network stability for members in comparison to competing health plans;

•	reductions in work force by existing customers and/or reductions in benefits purchased by existing customers; and

•	negative publicity and news coverage about us or litigation or threats of litigation against us.

Our operating results could be adversely affected if our actual health care claims exceed our reserves or our liability for unpaid claims of insolvent providers under capitation agreements exceeds our insolvency reserves.

We estimate the amount of our reserves for submitted claims and claims that have been incurred but not yet reported, or IBNR, claims primarily using standard actuarial methodologies based upon historical data. The estimates for submitted claims and IBNR claims liabilities are made on an accrual basis, are continually reviewed and are adjusted in current operations as required. Given the uncertainties inherent in such estimates, the reserves could materially understate or overstate our actual liability for claims and benefits payable. Any increases to these prior estimates could adversely affect our results of operations in future periods.

Our capitated providers could become insolvent and expose us to unanticipated expenses. We maintain insolvency reserves that include estimates for potentially insolvent providers, where conditions indicate claims are not being paid or have slowed considerably. Depending on states’ laws, we may be held liable for unpaid health care claims that were previously the responsibility of the capitated provider and for which we have already paid capitation. We may also incur additional health care costs in the event of provider instability that causes us to replace a provider at less cost-effective rates to continue providing health care services to our members.

To reduce insolvency risk, we have developed contingency plans that include shifting members to other providers and reviewing operational and financial plans to monitor and maximize financial and network stability. In a limited number of circumstances, we have also taken steps to establish security reserves for insolvency issues. Security reserves are most frequently in the forms of letters of credit or segregated funds that are held in the provider’s name in a third party financial institution. The reserves may be used to pay claims that are the financial responsibility of the provider. These security reserves may not be adequate to cover claims that are the financial responsibility of the provider. If our reserves are inadequate to cover these claims, our operating results could be adversely affected.

A disruption in our health care provider network could have an adverse effect on our ability to market our products and our profitability.

Our profitability is dependent in part upon our ability to contract with health care providers and provider networks on favorable terms. In any particular market, health care providers or provider networks could refuse to contract with us, demand higher payments or take other actions that could result in higher health care costs or difficulty in meeting our regulatory or accreditation requirements. In some markets, health care providers may have significant market positions or may be the only available health care provider. If health care providers refuse to contract with us, use their market position to negotiate favorable contracts, or place us at a competitive disadvantage, then our ability to market products or to be profitable in those markets could be adversely affected. Our provider networks could also be disrupted by the financial insolvency of large provider groups. Any disruption in our provider network could result in a loss of membership or higher health care costs.

We may be exposed to liability or fail to estimate IBNR accurately if we cannot process our increased volume of claims accurately and timely.

We have regulatory risk for the timely processing and payment of claims. If we, or any entities with whom we subcontract to process or pay claims, are unable to handle continued increased claims volume, or if we are unable to pay claims timely we may be subject to regulatory censure and penalties, which could have a material adverse effect on our operations and results of operations. In addition, if our claims processing system is unable to process claims accurately, the data we use for our IBNR estimates could be incomplete and our ability to estimate claims liabilities and establish adequate reserves could be adversely affected.

Our profitability may be adversely affected if we are unable to adequately control our prescription drug costs.

Overall, prescription drug costs have been rising for the past few years. The increases are due to higher unit costs for currently available medications, the introduction of new drugs that treat new conditions or have fewer side effects, new medications costing significantly more than existing drugs, direct consumer advertising by the pharmaceutical industry creating consumer demand for particular brand drugs, patients seeking medications to address lifestyle changes, higher prescribed doses of medications and enhanced pharmacy benefits for members such as reduced copayments and higher benefit maximums. We may be unable to predict the extent to which these factors will impact our costs when establishing our premiums or we may otherwise be unable to manage these costs, which could adversely impact our profitability.

Increases in our selling, general and administrative expenses could harm our profitability.

Our selling, general and administrative expenses have been rising due in part to our continued investment in strategic initiatives and could increase more than we anticipate as a result of a number of factors, which could adversely impact our profitability. These factors include:

•	our need for additional investments in PBM expansion, medical management, underwriting and actuarial resources and technology;

•	our need for additional investments in information technology projects, including consolidation of our existing systems that manage membership, eligibility, capitation, claims processing and payment information and other important information;

•	our need for increased claims administration, personnel and systems;

•	our greater emphasis on small group and individual health insurance products, which may result in an increase in the commissions we pay to brokers and agents;

•	the necessity to comply with regulatory requirements, including, without limitation, the MMA legislation and other recent changes in privacy and health care laws;

•	the success or lack of success of our marketing and sales plans to attract new customers, and create customer acceptance for new products;

•	our ability to estimate costs for our self-insured retention for medical malpractice claims; and

•	our ability to estimate legal expenses and settlements associated with litigation that has been or could be brought against us.

In addition, our selling, general and administrative expenses as a percentage of our revenue could increase due to changes in our product mix among commercial, senior and specialty products and unexpected declines in our membership and related revenue. If we do not generate expected cash flow from operations, we could be forced to postpone or cancel some of these planned investments, which would adversely affect our ability to meet our short- and long-term strategic plans.

The inability or failure to properly maintain management information systems, or any inability or failure to successfully update or expand processing capability or develop new capabilities to meet our business needs could result in operational disruptions and other adverse consequences.

Our business depends significantly on effective information systems. The information gathered and processed by our management information systems assists us in among other things, marketing and sales tracking, underwriting, billing, claims processing, capitation processing, medical management, medical cost and utilization trending, financial and management accounting, reporting, planning and analysis and e-commerce. These systems also support our on-line customer service functions, provider and member administrative functions and support our tracking and extensive analyses of health care costs and outcome data. Any inability or failure to properly maintain management information systems, or any inability or failure to successfully update or expand processing capability or develop new capabilities to meet our business needs, could result in operational disruptions, loss of existing customers, difficulty in attracting new customers, disputes with customers and providers, regulatory problems, increases in administrative expenses and other adverse consequences.

We are subject to class action lawsuits that could result in material liabilities to us or cause us to incur material costs, to change our operating procedures or comply with increased regulatory requirements.

Efforts to bring suit against health plans continue, with a number of lawsuits brought against us and other health plans, including “In re Managed Care.” In general, the “In re Managed Care” lawsuits brought by health care providers allege that health plans’ claims processing systems automatically and impermissibly alter codes included on providers’ reimbursement/claims forms to reduce the amount of reimbursement, and that health plans impose unfair contracting terms on health care providers, delay making capitated payments under their capitated contracts, and negotiate capitation payments that are inadequate to cover the costs of health care services provided.

We are also subject to class action litigation that was pending against AMS when we acquired AMS. For example, AMS recently received final approval from an Alabama Circuit Court of the certification and settlement of a class action lawsuit involving the rating methodology formerly used by AMS for group health benefit plans marketed to individuals in Alabama and Georgia. For additional information, see Note 13 of the Notes to Consolidated Financial Statements.

These lawsuits, including those filed to date against us, may take years to resolve and cause us to incur substantial litigation expenses. Depending upon the outcomes of these cases, these lawsuits may cause or force changes in practices of the health care industry. These cases also may cause additional regulation of the industry through new federal or state laws. These actions and actions brought by state attorney generals ultimately could adversely affect the health care industry and, whether due to damage awards, required changes to our operating procedures, increased regulatory requirements or otherwise, have a material adverse effect on our financial position, results of operations or cash flows and prospects.

We are subject to other litigation in the ordinary course of business that may result in material liabilities to us, including liabilities for which we may not be insured.

We are, in the ordinary course of business, subject to the claims of our members arising out of decisions to deny or restrict reimbursement for services, including medical malpractice claims related to our taking a more active role in managing the cost of medical care. The loss of even one of these claims, if it results in a significant punitive damage award, could have a material adverse effect on our business. In addition, our exposure to potential liability under punitive damage theories may significantly decrease our ability to settle these claims on reasonable terms. We maintain general liability, property, excess managed care errors and omissions and medical malpractice insurance coverage. We are at risk for our self-insured retention on these claims, and are substantially self-insured for errors and omissions and medical malpractice claims through a combination of retention and through premiums we pay to a captive insurance carrier. Coverages typically include varying and increasing levels of self-insured retention or deductibles that increase our risk of loss.

As a government contractor, we are exposed to risks that could materially affect our revenue or profitability from our Medicare Advantage products or our willingness to participate in the Medicare program.

The Medicare program has accounted for approximately 47% of our total revenue in 2004 and approximately 4% additional revenue was attributable to the Federal Employee Health Benefits Program. CMS regulates the benefits provided, premiums paid, quality assurance procedures, marketing and advertising for our Medicare Advantage products. CMS may terminate our Medicare Advantage contracts or elect not to renew those contracts when those contracts come up for renewal every 12 months. Although we are receiving increased government funding under the MMA, we may still face the risk of reduced or insufficient government reimbursement and the need to continue to exit unprofitable markets. The loss of Medicare contracts or changes in the regulatory requirements governing the Medicare Advantage program or the program itself could have a material adverse effect on our financial position, results of operations or cash flows.

In August 2004, CMS published proposed regulations for Title I (Prescription Drug Plan) and Title II (Medicare Advantage Program) of the MMA. Depending on how the final regulations are written, there may be a significant impact on our business. Existing Medicare Advantage plans and new entities will need to demonstrate compliance with the new rules. Achieving timely compliance with the rules could require substantial additional risk capital as well as investments in modifying our existing systems and work processes and developing new systems and processes.

We compete in highly competitive markets and our inability to compete effectively for any reason in any of those markets could adversely affect our profitability.

We operate in highly competitive markets. Consolidation of acute care hospitals and continuing consolidation of insurance carriers, other health plans and PPOs, some of which have substantially larger enrollments or greater financial resources than ours, has created competition for hospitals, physicians and members, impacting profitability and the ability to influence medical management. The cost of providing benefits is in many instances the controlling factor in obtaining and retaining employer groups as clients and some of our competitors have set premium rates at levels below our rates for comparable products. We anticipate that premium pricing will continue to be highly competitive. In addition, PBM companies have continued to consolidate, competing with our PBM, Prescription Solutions. Some PBMs possess greater financial, marketing and other resources than we possess. If we are unable to compete effectively in any of our markets, our business may be adversely affected.

Our business activities are highly regulated and new and proposed government regulation or legislative reforms could increase our cost of doing business, reduce our membership or subject us to additional litigation.

Our health plans are subject to substantial federal and state government regulations, including those relating to:

•	maintenance of minimum net worth or risk based capital;

•	licensing requirements;

•	approval of policy language and benefits;

•	mandated benefits and administrative processes;

•	mandated claims and appeals review procedures;

•	provider compensation arrangements;

•	member disclosure;

•	privacy concerns;

•	periodic audits and investigations by state and federal agencies;

•	rating practices;

•	restrictions on some investment activities; and

•	restrictions on our subsidiaries’ ability to make dividend payments, loans, loan repayments or other payments to us.

The laws and regulations governing our business and interpretations of these laws and regulations are subject to frequent change. In recent years, significant federal and state laws have been enacted that have increased our cost of doing business, exposed us to increased liability and had other adverse effects on our business. State and federal governments are continually considering changes to the laws and regulations regulating our industry, and are currently considering laws and regulations relating to:

•	increasing minimum capital or risk based capital requirements;

•	mandating benefits and products;

•	restricting a health plan’s ability to limit coverage to medically necessary care;

•	reducing the reimbursement or payment levels for government funded programs;

•	imposing guidelines for pharmaceutical manufacturers that could cause pharmaceutical companies to restructure the financial terms of their business arrangements with PBMs or health plans;

•	patients’ bill of rights legislation at the state and federal level that could hold health plans liable for medical malpractice;

•	limiting a health plan’s ability to capitate physicians and hospitals or delegate financial risk, utilization review, quality assurance or other medical decisions to our contracting physicians and hospitals;

•	restricting a health plan’s ability to select and terminate providers in our networks;

•	allowing independent physicians to collectively bargain with health plans on a number of issues, including financial compensation;

•	adding further restrictions and administrative requirements on the use, retention, transmission, processing, protection and disclosure of personally identifiable health information;

•	tightening time periods for the timely payment and administration of health care claims and imposing financial and other penalties for non-compliance;

•	limiting the ability of small employer group health plans to use risk selection to control costs and health status and industry codes to set rates, as well as limiting the amount of rate increases that can be given from year to year;

•	allowing employers to leverage their purchasing power through associations or other multiple employer arrangements; and

•	adding further restrictions and administrative requirements related to the compensatory arrangements pertaining to our agents and brokers in connection with the sale of our products and disclosure of such compensatory arrangements.

All of these proposals could apply to us and could increase our health care costs, decrease our membership or otherwise adversely affect our revenue and our profitability.

Current investigations of the insurance industry by regulators may result in changes in industry practices that could have an adverse affect on our ability to market our products.

Like other health care companies, we use agents and independent brokers to sell our HMO and insurance products. While we are not aware of any unlawful practices by our agents and brokers in connection with the sale of our products, current investigations of the insurance industry by the New York Attorney General, the Commissioner of Insurance of California and other regulators could result in changes in industry practices that could have an adverse affect on our ability to market our products.

Our investment portfolio is subject to economic and market conditions as well as regulation that may adversely affect the performance of the portfolio.

The market value of our investments fluctuates depending upon economic and market conditions. The investment income we earn has been negatively impacted by the lower interest rates prevailing in United States financial markets. In periods of declining interest rates, bond calls and mortgage loan prepayments generally increase, resulting in the reinvestment of these funds at the then lower market rates. Our regulated subsidiaries are also subject to state laws and regulations that require diversification of our investment portfolio and limit the amount of investments we can make in riskier investments that could generate higher returns. In some cases, these laws could require the sale of investments in our portfolio. We cannot be certain that our investment portfolio will produce total positive returns in future periods or that we will not sell investments at prices that are less than the carrying value of these investments.

We have a significant amount of indebtedness and may incur additional indebtedness in the future, which could adversely affect our operations.

We have substantial indebtedness outstanding and have available borrowing capacity under our senior credit facility of up to $200 million. We may also incur additional indebtedness in the future.

Our significant indebtedness poses risks to our business, including the risks that:

•	we could use a substantial portion of our consolidated cash flow from operations to pay principal and interest on our debt, thereby reducing the funds available to fund our strategic initiatives and working capital requirements;

•	insufficient cash flow from operations may force us to sell assets, or seek additional capital, which we may be unable to do at all or on terms favorable to us;

•	our level of indebtedness may make us more vulnerable to economic or industry downturns; and

•	our debt service obligations increase our vulnerabilities to competitive pressures, because many of our competitors are less leveraged than we are.

Our ability to repay debt depends in part on dividends and cash transfers from our subsidiaries.

Nearly all of our subsidiaries are subject to health plan regulations or insurance regulations and may be subject to substantial supervision by one or more health plan or insurance regulators. Subsidiaries subject to regulation must meet or exceed various capital standards imposed by health plan or insurance regulations, which may from time to time impact the amount of funds the subsidiaries can pay to us. Our subsidiaries are not obligated to make funds available to us. Additionally, from time to time, we advance funds in the form of a loan or capital contribution to our subsidiaries to assist them in satisfying state financial requirements. We may provide additional funding to a subsidiary if a state regulator imposes additional financial requirements due to concerns about the financial position of the subsidiary or if there is an adverse effect resulting from changes to the risk based capital requirements. This may in turn affect the subsidiary’s ability to pay state-regulated dividends or make other cash transfers.

Our senior credit facility and our 10 3/4% senior notes contain restrictive covenants that may limit our ability to expand or pursue our business strategy.

Our senior credit facility and our 10 3/4% senior notes limit, and in some circumstances prohibit, our ability to incur additional indebtedness, pay dividends, make investments or other restricted payments, sell or otherwise dispose of assets, effect a consolidation or merger and engage in other activities.

We are required under the senior credit facility to maintain compliance with certain financial ratios. We may not be able to maintain these ratios. Covenants in the senior credit facility and our 10 3/4% senior notes may impair our ability to expand or pursue our business strategies. Our ability to comply with these covenants and other provisions of the senior credit facility and our 10 3/4% senior notes may be affected by our operating and financial performance, changes in business conditions or results of operations, adverse regulatory developments or other events beyond our control. In addition, if we do not comply with these covenants, the lenders under the senior credit facility and our 10 3/4% senior notes may accelerate our debt repayment under the senior credit facility and our 10 3/4% senior notes. If the indebtedness under the senior credit facility or our 10 3/4% senior notes is accelerated, we could not assure you that our assets would be sufficient to repay all outstanding indebtedness in full.

The concentration of our commercial and government senior business in eight western states and Guam subjects us to risks from economic downturns in this region.

We offer managed care and other health insurance products to employer groups and Medicare beneficiaries primarily in eight western states and Guam. Due to this concentration of business in a small number of states, we are exposed to potential losses resulting from the risk of an economic downturn in these states and region of the country. If economic conditions deteriorate in any of these states, particularly in California where we have our largest membership, our membership and our margins may decline, which could have a material adverse effect on our business, financial conditions and results of operations.

We could incur unexpected health care and other costs as a result of terrorism or natural disasters.

We cannot predict or prevent the occurrence of bioterrorism or other acts of terrorism or natural disasters, such as earthquakes, which could cause increased and unexpected utilization of health care services. These events could also have adverse effects on general economic conditions in the states where we offer products, the price and availability of products and services we purchase, the availability and morale of our employees, our operations and facilities or the demand for our products. We maintain disaster recovery plans intended to enable us to continue to operate without major disruptions in service following disasters. However, a disaster could severely impair or delay service to our members, cause us to incur significant cost of recovery and cause a loss of members.

Our PBM subsidiary, Prescription Solutions, faces regulatory and other risks associated with the pharmacy benefits management industry that differ from the risks of providing managed care and health insurance products.

Our PBM is also subject to federal and state anti-remuneration laws that govern its relationships with pharmaceutical manufacturers. Federal and state legislatures are considering new regulations for the industry that could adversely affect current industry practices, including the receipt of rebates from pharmaceutical companies. In addition, if a court were to determine that our PBM acts as a fiduciary under ERISA, we could be subject to claims for alleged breaches of fiduciary obligations in implementation of formularies, preferred drug listings and therapeutic intervention programs and other transactions. We also conduct business as a mail order pharmacy, which subjects us to extensive federal, state and local regulation, as well as risks inherent in the packaging and distribution of pharmaceuticals and other health care products. The failure to adhere to these regulations could expose our PBM subsidiary to civil and criminal penalties. We also face potential claims in connection with claimed errors by our mail order pharmacy.

Our forecasts and other forward looking statements are based upon various assumptions that are subject to significant uncertainties that may result in our failure to achieve our forecasted results.

From time to time in press releases, conference calls and otherwise, we may publish or make forecasts or other forward looking statements regarding our future results, including estimated earnings per share and other operating and financial metrics. Our forecasts are based upon various assumptions that are subject to significant uncertainties and any number of them may prove incorrect. Our estimated earnings per share are based in part upon a forecast of our weighted average shares outstanding at the time of our estimate. Our convertible subordinated debentures include a contingent conversion feature that requires that our convertible subordinated debenture be included in our calculation of weighted average shares outstanding in every quarter.

Our achievement of any forecasts depends upon numerous factors, many of which are beyond our control. Consequently, we cannot assure you that our performance will be consistent with management forecasts. Variations from forecasts and other forward looking statements may be material and adverse.

Our acquisitions may increase costs, liabilities, or create disruptions in our business.

We have recently acquired AMS and announced the acquisition of the Pacific Life’s group health insurance business and we may pursue other acquisitions of other companies or businesses from time to time. Although we review the records of companies or businesses we plan to acquire, even an in-depth review of records may not reveal existing or potential problems or permit us to become familiar enough with a business to assess fully its capabilities and deficiencies. As a result, we may assume unanticipated liabilities or adverse operating conditions, or an acquisition may not perform as well as expected. We face the risk that the returns on acquisitions will not support the expenditures or indebtedness incurred to acquire such businesses, or the capital expenditures needed to develop such businesses. We also face the risk that we will not be able to integrate acquisitions into our existing operations effectively without substantial expense, delay or other operational or financial problems. Integration may be hindered by, among other things, differing procedures, including internal controls, business practices and technology systems. We may need to divert more management resources to integration than we planned, which may adversely affect our ability to pursue other profitable activities.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

The principal objectives of our asset management activities are to ensure liquidity and maximize net investment income, while maintaining acceptable levels of interest rate and credit risk and facilitating our funding needs. Our net investment income and interest expense are subject to the risk of interest rate fluctuations. To mitigate the impact of fluctuations in interest rates, we manage the structure of the maturity of debt and investments and may use derivative financial instruments, primarily interest rate swaps.

Investments

We are exposed to interest rate and credit risk due to our investing and borrowing activities. Interest rate risk is the risk of loss of principal value on financial securities as a result of changes in market interest rates. Our fixed income portfolio consists of U.S. dollar-denominated assets, invested primarily in U.S. Treasury and federal agency securities, corporate bonds and notes, mortgage and asset-backed securities, and municipal bonds, all of which represent an exposure to changes in the level of market interest rates. We are also exposed to credit quality risk which is defined as the risk of a credit downgrade to an individual security and the potential loss attributable to that downgrade.

We manage our asset interest rate risk within a duration band established by us, and tied to our liabilities. Credit risk is managed by maintaining a high level of average credit ratings and both sector and issuer diversification. We regularly evaluate our interest rate risks, as well as the appropriateness of investments, relative to our internal investment guidelines and those of the states in which we do business. We operate within these guidelines by maintaining a well-diversified portfolio, both across market sectors and within asset classes.

As of December 31, 2004, our current marketable securities at fair value totaled $1.9 billion of which 100% was invested in fixed income securities. The following table presents the pre-tax impact to the fair value of our fixed income portfolio over a 12-month period from a hypothetical change in all interest rates of 100, 200 and 300 basis points, or bp. Considerable judgment is required to develop estimates of fair value. Our model incorporates assumptions about portfolio-generated cash flows from future coupon interest income and pre-payments of mortgage-backed securities. Projected cash flows received into the portfolio during the year along with proceeds from maturing securities are assumed to be reinvested at forecasted prevailing rates and offset declines in the fair value of the portfolio attributable to a rise in interest rates. As shown in the table below, the fair value of the portfolio increases under the 100 bp scenario as the projected cash flow exceeds the decrease in fair value associated with the rise in interest rates. Under the 200 bp and 300 bp scenarios, the fair value of the portfolio decreases as the decline in the fair value of the portfolio associated with the rise in interest rates exceeds the projected cash flows. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

As of December 31, 2004:	Change in fair value given an interest rate increase of:
	(Amounts in thousands)
	100 bp	200 bp	300 bp
Fixed income portfolio	$19,286	$(40,249)	$(98,929)

As of December 31, 2003:	Change in fair value given an interest rate increase of:
	(Amounts in thousands)
	100 bp	200 bp	300 bp
Fixed income portfolio	$9,695	$(32,371)	$(73,726)

Changes in the value of our investment portfolio which is available-for-sale are recognized, net of tax, in the balance sheet through stockholders’ equity. We believe that our cash flows and short duration of our investment portfolio allow us to hold securities to maturity, thereby avoiding realized losses should interest rates rise significantly.

Debt

We use an interest rate swap contract as a part of our hedging strategy to manage certain exposures related to the effects of changes in interest rates on the fair value of our indebtedness. In April 2003, we entered into an interest rate swap on $300 million in aggregate principal of our 10 3/4% senior notes. Under the terms of the agreement, we make interest payments based on the three-month London Interbank Offered Rate, or LIBO Rate, plus 692 basis points and receive interest payments based on the 10 3/4% fixed rate. The three-month LIBO Rate we use to determine our interest payments under the swap agreement was first established on June 2, 2003 and resets every three months thereafter, until expiration in June 2009.

Our senior notes, due in 2009, have a fixed interest rate of 10 3/4%. Our convertible subordinated debentures, due in 2032, have a fixed interest rate of 3%. The fair value of these instruments is affected by changes in market interest rates, and in the case of the convertible subordinated debentures, the value of the underlying shares. As of December 31, 2004, the combined carrying value of our senior notes and convertible subordinated debentures, net of discount, was $459 million. The combined fair value of our senior notes and convertible subordinated debentures was $746 million. Considerable judgment is required to develop estimates of fair value. Accordingly, the estimates are not necessarily indicative of the amounts we could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The following table presents the expected cash outflows relating to our fixed rate long-term borrowings as of December 31, 2004. These outflows include both expected principal and interest payments consistent with the terms of the outstanding debt as of December 31, 2004, prior to our swap arrangement. The rates in place on our swap agreement as of December 31, 2004 were used to estimate all future receipts. For terms relating to our long-term debt, see Note 5 of the Notes to Consolidated Financial Statements.

	2005	2006	2007	2008	2009	Thereafter	Total
	(Amounts in millions)
Fixed rate borrowings:

Principal	$—	$—	$—	$—	$325.0	$135.0	$460.0
Interest	39.0	39.0	39.0	39.0	18.7	93.2	267.9
Swap	(4.3)	(4.3)	(4.3)	(4.3)	(1.7)	—	(18.9)

	$34.7	$34.7	$34.7	$34.7	$342.0	$228.2	$709.0

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See “Item 15. Exhibits and Financial Statement Schedules.”

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON ACCOUNTING AND FINANCIAL DISCLOSURE

We have not changed our independent auditors, nor have we had disagreements with our auditors on accounting principles, practices or financial statement disclosure.

ITEM 9A. CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures, which are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer, or CEO, and chief financial officer, or CFO, as appropriate to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our management, including our CEO and CFO, an evaluation was performed on the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this annual report. Based on that evaluation, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective as of December 31, 2004.

An evaluation was also performed under the supervision and with the participation of our management, including our CEO and CFO, of any change in our internal controls over financial reporting that occurred during our last fiscal quarter and that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting. That evaluation did not identify any change in our internal controls over financial reporting that occurred during our latest fiscal quarter and that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as this term is defined in Exchange Act Rules 13a-15(f). All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management has not conducted an assessment of the internal control over financial reporting of our wholly-owned subsidiary, American Medical Security Group, Inc., or AMS, or AMS’ subsidiaries. We completed the acquisition of AMS on December 13, 2004, and it was not possible to conduct a complete assessment of AMS’ internal control over financial reporting in the period between the completion of the acquisition and the date of our management’s assessment of our internal control over financial reporting. Our conclusion in this Annual Report on Form 10-K regarding the effectiveness of our internal control over financial reporting as of December 31, 2004 does not include the internal controls over financial reporting of AMS and its subsidiaries. Included in our consolidated financial statements was 19 days of operations which amounted to approximately $37 million of total revenues and $2 million of net income. Additionally, AMS’ total assets as of December 31, 2004 was approximately $750 million, or 14% of consolidated total assets and net assets totaled approximately $550 million, or 25% of consolidated net assets.

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2004.

Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included below.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

To the Board of Directors and Stockholders of PacifiCare Health Systems, Inc.

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that PacifiCare Health Systems, Inc. (PacifiCare) maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). PacifiCare’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of PacifiCare’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of American Medical Security Group, Inc. (AMS), which are included in the 2004 consolidated financial statements of PacifiCare and constituted approximately $750 million and approximately $550 million of total and net assets, respectively, as of December 31, 2004 and approximately $37 million and approximately $2 million of total revenues and net income, respectively, for the year then ended. Management did not assess the effectiveness of internal control over financial reporting at this entity because PacifiCare acquired this entity effective December 13, 2004 and has not completed its assessment of those internal controls. Our audit of internal control over financial reporting of PacifiCare also did not include an evaluation of the internal control over financial reporting of AMS.

In our opinion, management’s assessment that PacifiCare maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, PacifiCare maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of PacifiCare Health Systems, Inc., as of December 31, 2004 and 2003 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2004 of PacifiCare and our report dated February 24, 2005 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Irvine, California

February 24, 2005

ITEM 9B. OTHER INFORMATION

Other information not previously reported on Form 8-K

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information contained in the sections entitled “Board of Directors,” “Director Compensation,” “Executive Officers” and “Section 16(a) Beneficial Ownership Reporting Compliance” contained in our definitive Proxy Statement for our 2005 Annual Meeting of Stockholders is incorporated herein by reference.

The information regarding our audit committee members and audit committee financial experts set forth in the sections entitled “Activities of the Board of Directors and its Committees” and “Audit Committee Report” contained in our definitive Proxy Statement for its 2005 Annual Meeting of Stockholders is incorporated herein by reference.

The information regarding the Registrant’s code of ethics set forth in the section entitled “Code of Ethics” contained in our definitive Proxy Statement for its 2005 Annual Meeting of Stockholders is incorporated herein by reference.

The information regarding the procedures for stockholders to recommend board nominees is set forth in the section entitled “Procedures for Stockholder Recommendations of Board Nominees and Stockholder Proposals” contained in our definitive Proxy Statement for our 2005 Annual Meeting of Stockholders is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information contained in the section entitled “Executive Compensation” in our definitive Proxy Statement for our 2005 Annual Meeting of Stockholders is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT RELATED STOCKHOLDER MATTERS

The information contained in the section entitled “Principal Stockholders” and “Equity-Based Instruments Held by Management” in our definitive Proxy Statement for our 2005 Annual Meeting of Stockholders is incorporated herein by reference.

The information contained in the section entitled “Equity Compensation Plan Information” in our definitive Proxy Statement for our 2005 Annual Meeting of Stockholders is also incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information set forth in the section entitled “Certain Relationships and Related Transactions” contained in our definitive Proxy Statement for our 2005 Annual Meeting of Stockholders is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANTS FEES AND SERVICES

The information contained in the section entitled “Independent Auditor Fees” in our definitive Proxy Statement for our 2005 Annual Meeting of Stockholders is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this report:

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFICARE HEALTH SYSTEMS, INC.

By:	/s/ HOWARD G. PHANSTIEL
Howard G. Phanstiel Chairman of the Board and Chief Executive Officer (Principal Executive Officer)

Date: February 25, 2005

POWER OF ATTORNEY

We, the undersigned directors and officers of PacifiCare Health Systems, Inc., do hereby constitute and appoint Howard G. Phanstiel and Gregory W. Scott, or either of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said corporation to comply with the Securities Exchange Act of 1934, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this Report, including specifically, but without limitation, power and authority to sign any and all amendments hereto; and we do hereby ratify and confirm all that said attorneys and agents, or either of them, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date

/s/ HOWARD G. PHANSTIEL Howard G. Phanstiel	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	February 25, 2005

/s/ GREGORY W. SCOTT Gregory W. Scott	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 25, 2005

/s/ PETER A. REYNOLDS Peter A. Reynolds	Senior Vice President and Corporate Controller (Principal Accounting Officer)	February 25, 2005

/s/ DAVID A. REED David A. Reed	Lead Independent Director	February 25, 2005

/s/ AIDA ALVAREZ Aida Alvarez	Director	February 25, 2005

/s/ BRADLEY C. CALL Bradley C. Call	Director	February 25, 2005

Name	Title	Date

/s/ TERRY O. HARTSHORN Terry O. Hartshorn	Director	February 25, 2005

/s/ DOMINIC NG Dominic Ng	Director	February 25, 2005

/s/ WARREN E. PINCKERT II Warren E. Pinckert II	Director	February 25, 2005

/s/ CHARLES R. RINEHART Charles R. Rinehart	Director	February 25, 2005

/s/ LINDA ROSENSTOCK Linda Rosenstock	Director	February 25, 2005

/s/ LLOYD E. ROSS Lloyd E. Ross	Director	February 25, 2005

PACIFICARE HEALTH SYSTEMS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2004	December 31, 2003
	(Amounts in thousands, except per share data)
ASSETS
Current assets:
Cash and equivalents	$824,104	$1,198,422
Marketable securities	1,936,765	1,359,720
Receivables, net	317,362	265,943
Prepaid expenses and other current assets	54,746	57,299
Deferred income taxes	148,702	149,817

Total current assets	3,281,679	3,031,201

Property, plant and equipment, net	226,594	149,407
Marketable securities-restricted	140,298	166,546
Goodwill	1,278,677	983,104
Intangible assets, net	227,122	221,108
Other assets	72,547	67,938

	$5,226,917	$4,619,304

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Medical claims and benefits payable	$1,192,400	$1,027,500
Accounts payable	75,356	65,222
Accrued liabilities	319,837	326,051
Accrued compensation and employee benefits	119,143	99,537
Unearned premium revenue	89,496	496,480
Current portion of long-term debt	37,534	7,496

Total current liabilities	1,833,766	2,022,286

Long-term debt	916,520	477,700
Convertible subordinated debentures	135,000	135,000
Deferred income taxes	114,733	104,777
Other liabilities	38,460	28,004
Stockholders’ equity:
Common stock, $0.01 par value; 200,000 shares authorized; issued 86,072 shares in 2004 and 84,854 shares in 2003	861	848
Unearned compensation	(32,207)	(16,843)
Additional paid-in capital	1,569,118	1,458,310
Accumulated other comprehensive income	3,498	18,815
Retained earnings	647,168	390,407

Total stockholders’ equity	2,188,438	1,851,537

	$5,226,917	$4,619,304

All applicable share and per share amounts reflect the retroactive effects of the two-for-one common stock split in the form of a stock dividend that was effective January 20, 2004.

See accompanying notes.

PACIFICARE HEALTH SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
	(Amounts in thousands, except per share data)
Revenue:
Commercial	$5,686,373	$5,043,257	$4,782,973
Senior	5,810,247	5,395,265	5,887,603
Specialty and other	691,367	498,668	421,439
Net investment income	88,817	71,321	64,487

Total operating revenue	12,276,804	11,008,511	11,156,502
Expenses:
Health care services and other:
Commercial	4,786,830	4,270,329	4,205,376
Senior	5,007,852	4,540,301	5,104,275
Specialty and other	379,097	255,164	176,050

Total health care services and other	10,173,779	9,065,794	9,485,701
Selling, general and administrative expenses	1,561,247	1,452,542	1,370,160
Impairment, disposition, restructuring, Office of Personnel Management and other charges (credits), net	—	—	3,774

Operating income	541,778	490,175	296,867
Interest expense, net	(48,041)	(100,531)	(74,904)

Income before income taxes	493,737	389,644	221,963
Provision for income taxes	190,583	146,896	82,792

Income before cumulative effect of a change in accounting principle	303,154	242,748	139,171
Cumulative effect of a change in accounting principle	—	—	(897,000)

Net income (loss)	$303,154	$242,748	$(757,829)

Basic earnings (loss) per share(1):
Income before cumulative effect of a change in accounting principle	$3.60	$3.26	$1.98
Cumulative effect of a change in accounting principle	—	—	(12.73)

Basic earnings (loss) per share	$3.60	$3.26	$(10.75)

Diluted earnings (loss) per share(1)(2):
Income before cumulative effect of a change in accounting principle	$3.20	$2.89	$1.98
Cumulative effect of a change in accounting principle	—	—	(12.73)

Diluted earnings (loss) per share	$3.20	$2.89	$(10.75)

(1)	All applicable per share amounts reflect the retroactive effects of the two-for-one common stock split in the form of a stock dividend that was effective January 20, 2004.
(2)	The diluted earnings per share for the year ended December 31, 2003 has been restated for the retroactive impact of Emerging Issues Task Force, or EITF, Issue No. 04-8, The Effect of Contingently Convertible Debt on Diluted Earnings Per Share. The dilutive effect of EITF 04-8 did not have an impact on the diluted loss per share for the year ended December 31, 2002 as it was antidilutive. See Note 2 of the Notes to Consolidated Financial Statements.

See accompanying notes.

PACIFICARE HEALTH SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock	Unearned Compensation	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total
	(Amounts in thousands)
Balances at December 31, 2001	$946	$(1,153)	$1,582,093	$1,951	$1,108,198	$(658,250)	$2,033,785

Comprehensive income (loss):
Net loss	—	—	—	—	(757,829)	—	(757,829)
Other comprehensive gain, net of tax:
Change in unrealized gains on marketable securities, net of reclassification adjustment	—	—	—	19,779	—	—	19,779

Comprehensive income (loss)	—	—	—	19,779	(757,829)	—	(738,050)

Capital stock activity:
Employee benefit plans	8	(847)	(7,649)	—	—	28,301	19,813
Reissuance of treasury stock	—	—	(15,145)	—	—	26,893	11,748
Tax benefit associated with exercise of stock options	—	—	1,009	—	—	—	1,009

Balances at December 31, 2002	954	(2,000)	1,560,308	21,730	350,369	(603,056)	1,328,305

Comprehensive income (loss):
Net income	—	—	—	—	242,748	—	242,748
Other comprehensive loss, net of tax:
Change in unrealized gains on marketable securities, net of reclassification adjustment	—	—	—	(2,915)	—	—	(2,915)

Comprehensive income (loss)	—	—	—	(2,915)	242,748	—	239,833

Capital stock activity:
Employee benefit plans	51	(14,843)	78,974	—	—	2,448	66,630
Purchase of treasury stock	—	—	—	—	—	(493)	(493)
Retirement of treasury stock	(233)	—	(398,158)	—	(202,710)	601,101	—
Proceeds from equity offering	76	—	199,348	—	—	—	199,424
Tax benefit associated with exercise of stock options	—	—	17,838	—	—	—	17,838

Balances at December 31, 2003	848	(16,843)	1,458,310	18,815	390,407	—	1,851,537

Comprehensive income (loss):
Net income	—	—	—	—	303,154	—	303,154
Other comprehensive loss, net of tax:
Change in unrealized gains on marketable securities, net of reclassification adjustment	—	—	—	(15,317)	—	—	(15,317)

Comprehensive income (loss)	—	—	—	(15,317)	303,154	—	287,837

Capital stock activity:
Employee benefit plans	44	(15,364)	134,548	—	—	—	119,228
Purchase of treasury stock	(31)	—	—	—	(46,393)	31	(46,393)
Retirement of treasury stock	—	—	(56,867)	—	—	(31)	(56,898)
Tax benefit associated with exercise of stock options	—	—	29,627	—	—	—	29,627
Tax benefit for Unihealth consideration	—	—	3,500	—	—	—	3,500

Balances at December 31, 2004	$861	$(32,207)	$1,569,118	$3,498	$647,168	$—	$2,188,438

All applicable dollar amounts reflect the retroactive effects of the two-for-one common stock split in the form of a stock dividend that was effective January 20, 2004.

See accompanying notes.

PACIFICARE HEALTH SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
	(Amounts in thousands)
Operating activities:
Net income (loss)	$303,154	$242,748	$(757,829)
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities:
Depreciation and amortization	50,503	44,713	50,284
Stock-based compensation expense	33,467	19,092	693
Deferred income taxes	30,874	(46,088)	18,559
Tax benefit realized for stock option exercises	29,627	17,838	1,009
Amortization of intangible assets	19,786	21,908	23,600
Amortization of capitalized loan fees	8,364	7,481	7,784
Amortization of notes receivable from sale of fixed assets	(5,626)	(5,641)	(3,107)
Loss on disposal of property, plant and equipment and other	2,478	22,328	12,793
Provision for doubtful accounts	1,604	10,271	6,346
Amortization of discount on 10 3/4% senior notes	284	424	266
Impairment, disposition, restructuring, Office of Personnel Management and other charges (credits), net	—	—	3,774
Expenses related to bond redemption	—	28,155	—
Employer benefit plan contributions in treasury stock	—	1,363	12,132
Cumulative effect of a change in accounting principle	—	—	897,000
Marketable and other securities impairment for other than temporary declines in value	—	—	12,543
Adjustment to cash received in purchase transaction	—	—	17
Changes in assets and liabilities net of effects of acquisition:
Receivables, net	(44,857)	19,327	82,369
Prepaid expenses and other assets	1,153	(33,748)	2,627
Medical claims and benefits payable	44,016	(17,000)	(52,226)
Accounts payable and accrued liabilities:
Payment for Office of Personnel Management settlement, net of amounts received	—	(10,000)	(65,441)
Accrued taxes	(20,379)	9,750	(6,749)
Other changes in accounts payable and accrued liabilities	2,439	64,281	65,776
Unearned premium revenue	(428,787)	16,928	(69,841)

Net cash flows provided by operating activities	28,100	414,130	242,379

Investing activities:
Acquisition of AMS, net of cash acquired	(445,886)	—	—
Purchase of marketable securities, net	(321,061)	(169,102)	(113,987)
Purchase of property, plant and equipment	(73,066)	(52,271)	(59,274)
Sale (purchase) of marketable securities-restricted, net	29,517	19,643	(117,368)
Proceeds from the sale of property, plant and equipment	430	30	12,492

Net cash flows used in investing activities	(810,066)	(201,700)	(278,137)

Financing activities:
Proceeds from borrowings of long-term debt	625,000	150,000	496,945
Principal payments on long-term debt	(179,591)	(151,329)	(554,308)
Purchase and retirement of common stock	(103,291)	(493)	—
Proceeds from issuance of common and treasury stock	81,787	41,146	4,893
Loan fees	(9,264)	(6,949)	(37,789)
Payments on software financing agreement	(6,993)	(3,683)	(2,231)
Proceeds from equity offering used for redemption of $175 million of senior notes	—	199,424	—
Principal payments on senior note redemption	—	(175,000)	—
Use of restricted cash collateral for payment of FHP senior notes	—	43,250	—
Principal payments on FHP senior notes	—	(43,250)	(41,750)
Payment of premium to bondholders for senior note redemption	—	(18,813)	—
Proceeds from issuance of convertible subordinated debentures	—	—	135,000
Proceeds from draw down under equity commitment arrangement	—	—	8,928

Net cash flows provided by financing activities	407,648	34,303	9,688

Net increase (decrease) in cash and equivalents	(374,318)	246,733	(26,070)
Beginning cash and equivalents	1,198,422	951,689	977,759

Ending cash and equivalents	$824,104	$1,198,422	$951,689

See accompanying notes.

Table continued on next page

PACIFICARE HEALTH SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
	(Amounts in thousands)
Supplemental cash flow information:
Cash paid (received) during the year for:
Income taxes, net of refunds	$154,193	$168,933	$(68,123)
Interest	$39,653	$67,363	$68,732
Supplemental schedule of noncash investing and financing activities:
Details of cumulative effect of a change in accounting principle:
Goodwill impairment	$—	$—	$929,436
Less decrease in deferred tax liability	—	—	(32,436)

Goodwill impairment, net of tax	$—	$—	$897,000

Stock-based compensation	$3,974	$5,028	$1,915

Treasury stock reissued in exchange for retirement of long-term debt:
Treasury stock	$—	$—	$5,218
Additional paid-in capital	—	—	(2,398)
Long-term debt retired	—	—	(3,000)

Extraordinary gain on early retirement of debt	$—	$—	$(180)

Details of accumulated other comprehensive income:
Change in market value on marketable securities	$(24,093)	$(4,899)	$31,720
Decrease (increase) in deferred tax liability	8,776	1,984	(11,941)

Change in stockholders’ equity	$(15,317)	$(2,915)	$19,779

Details of discount on 10 3/4% senior notes:
Discount	$(1,529)	$(2,789)	$(3,055)
Discount reduction related to bond redemption	—	836	—
Amortization	284	424	266

Net discount on notes payable	$(1,245)	$(1,529)	$(2,789)

Details of assets acquired:
Net book value of assets acquired	$—	$(2,522)	$(13,674)
Note payable	—	3,002	—
Prepaid software maintenance	—	(480)	13,674

Cash paid for assets acquired	$—	$—	$—

Details of businesses acquired in purchase transactions:
Fair value of assets acquired	$754,416	$—	$—
Less liabilities assumed or created	(246,941)	—	—

Cash paid for fair value of assets acquired	507,475	—	—
Cash acquired in acquisitions	(61,589)	—	—

Net cash paid for acquisitions	$445,886	$—	$—

See accompanying notes.

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

Organization and Operations. PacifiCare Health Systems, Inc. offers managed care and other health insurance products to employer groups, individuals and Medicare beneficiaries throughout most of the United States and Guam. Our commercial and senior medical plans are designed to deliver quality health care and customer service to members cost-effectively. These products include health insurance, health benefits administration and indemnity insurance products such as Medicare Supplement products offered through health maintenance organizations, or HMOs, and preferred provider organizations, or PPOs. We also offer a variety of specialty managed care products and services that employees can purchase as a supplement to our basic commercial and senior plans or as stand-alone products. These products include pharmacy benefit management, or PBM, services, behavioral health services, group life and health insurance and dental and vision benefit plans.

Consolidation. Premium revenues are earned from products where we bear insured risk. Non-premium revenues are earned from all other sources, including revenues from our PBM mail order business, administrative fees and other revenue. Our statement of operations shows total revenues (premium revenues and non-premium revenues) and health care services and other expenses by the following categories: commercial, senior and specialty and other.

The accompanying consolidated financial statements include the accounts of the parent company and all significant subsidiaries that are more than 50% owned and controlled. All significant intercompany transactions and balances were eliminated in consolidation.

Use of Estimates. In preparing the consolidated financial statements, we must use some estimates and assumptions that may affect reported amounts and disclosures. We use estimates most often when accounting for:

•	Allowances for doubtful premiums and accounts receivable;

•	Provider receivables and reserves;

•	Impairment of long-lived assets;

•	Medical claims and benefits payable;

•	Professional and general liability; and

•	Reserves relating to the United States Office of Personnel Management, or OPM.

We are also subject to risks and uncertainties that may cause actual results to differ from estimated results, such as changes in the health care environment, competition and legislation.

Reclassifications. We reclassified certain prior year amounts in the accompanying consolidated financial statements to conform to the 2004 presentation.

2. Significant Accounting Policies

Cash and Equivalents. Cash and equivalents include items such as money market funds and certificates of deposit, with maturity periods of three months or less when purchased.

Marketable Securities. All marketable securities (which include municipal bonds, corporate notes, commercial paper and U.S. government securities), except for certain marketable securities-restricted, are designated as available-for-sale. Accordingly, marketable securities are carried at fair value and unrealized gains or losses, net of applicable income taxes, are recorded in stockholders’ equity. Because marketable securities are available for use in current operations, they are classified as current assets without regard to the securities’ contractual maturity dates.

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

We are required by state regulatory agencies to set aside funds to comply with the laws of the various states in which we operate. These funds are classified as marketable securities-restricted (which include U.S. government securities and certificates of deposit held by trustees or state regulatory agencies). Certain marketable securities-restricted are designated as held-to-maturity since we have the intent and ability to hold such securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity, and are classified as noncurrent assets. See Note 4, “Marketable Securities.”

Concentrations of Credit Risk. Financial instruments that potentially subject us to concentrations of credit risk consist primarily of investments in marketable securities and receivables generated in the ordinary course of business. Our short-term investments in marketable securities are managed by professional investment managers within guidelines established by our board of directors that, as a matter of policy, limit the amounts that may be invested in any one issuer. Our receivables include premium receivables from commercial customers, rebate receivables from pharmaceutical manufacturers, receivables related to prepayment of claims on behalf of our self-funded customers, and receivables owed to us from providers under risk-sharing arrangements. We had no significant concentrations of credit risk at December 31, 2004.

Fair Value of Financial Instruments. Our consolidated balance sheets include the following financial instruments: cash and equivalents, trade accounts and notes receivable, trade accounts payable and long-term obligations. We consider the carrying amounts of current assets and liabilities in the consolidated financial statements to approximate the fair value for these financial instruments because of the relatively short period of time between origination of the instruments and their expected realization. The fair values of our 10 3/4% senior notes and convertible subordinate debentures are estimated based on the quoted market prices. The carrying value of our 10 3/4% senior notes, net of discount, was $324 million as of December 31, 2004 and 2003 and the fair values were $370 million and $382 million as of December 31, 2004 and 2003, respectively. The carrying value of our convertible subordinated debentures was $135 million as of December 31, 2004 and 2003 and the fair values were $376 million and $237 million as of December 31, 2004 and 2003, respectively. Considerable judgment is required to develop estimates of fair value. Accordingly, the estimates are not necessarily indicative of the amounts we could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The fair value of our term debt of $625 million at December 31, 2004 approximated its fair value since this debt was incurred in December 2004.

Long-Lived Assets.

Property, Plant and Equipment. We record property, plant and equipment at cost. We capitalize replacements and major improvements and certain internal and external costs associated with the purchase or development of internal-use software. We charge repairs and maintenance to expense as incurred. We eliminate the costs and related accumulated depreciation when we sell property, plant and equipment, and any resulting gains or losses are included in net income. We depreciate property, plant and equipment, including assets under capital leases, evenly over the assets’ useful lives ranging from three to 40 years. We amortize leasehold improvements evenly over the shorter of the lease term or five years. We amortize software costs evenly over estimated useful lives ranging from three to five years. Accumulated depreciation and amortization on property, plant and equipment totaled $256 million at December 31, 2004 and $212 million at December 31, 2003.

Long-lived Asset Impairment. We review long-lived assets, including identified intangible assets, for impairment when events or changes in business conditions indicate that their full carrying value may not be recovered. We consider assets to be impaired and write them down to fair value if expected associated undiscounted cash flows are less than the carrying amounts. Fair value is determined based on the present value of the expected associated cash flows.

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill and Intangible Assets. When we acquire a business, we allocate the excess of the purchase price over the fair value of the net assets acquired to goodwill and identified intangible assets. Prior to 2002, we amortized goodwill and intangible assets evenly over periods ranging from three to 40 years. On January 1, 2002, we adopted Statements of Financial Accounting Standards, or SFAS, No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. Under the new rules, goodwill is no longer amortized, but is subject to impairment tests on an annual basis or more frequently if impairment indicators exist. The tests for measuring goodwill impairment under SFAS No. 142 are more stringent than the previous tests required by SFAS No. 121. See Note 7, “Goodwill and Intangible Assets.”

Premiums and Revenue Recognition. We report prepaid health care premiums received from our HMOs’ enrolled groups as revenue in the month that enrollees are entitled to receive health care services. We record premiums received in advance as unearned premium revenue. Funds received under the federal Medicare program accounted for approximately 48% in 2004, 50% in 2003 and 53% in 2002 as a percentage of total premiums.

Health Care Services. Our HMOs arrange for comprehensive health care services to their members through capitation or fee-for-service based arrangements. Capitation is a fixed monthly payment made without regard to the frequency, extent or nature of the health care services actually furnished. We provide benefits to enrolled members generally through our contractual relationships with physician groups and hospitals. Our capitated physicians and hospitals may, in turn, contract with specialists or referral physicians and hospitals for specific services and are generally responsible for any related payments to those referral physicians and hospitals. Risk-based arrangements include shared-risk and fee-for-service contracts. Under the shared-risk contracts, we share the risk of health care costs with parties not covered by our capitation arrangements. Under fee-for-service contracts, we contract with certain hospitals and ancillary providers, as well as some individual physicians or physician organizations, to provide services to our members based on modified discounted fee schedules for the services provided. The cost of health care provided is accrued in the period it is dispensed to the enrolled members, based in part on estimates for hospital services and other health care costs that have been incurred but not yet reported, or IBNR. Management develops these estimates using standard actuarial methods which include, among other factors, the average interval between the date services are rendered and the date claims are paid, denied claims activity, disputed claims activity, expected health care cost inflation, utilization, seasonality patterns and changes in membership. The estimates for submitted claims and IBNR claims liabilities are made on an accrual basis and adjusted based on actual claims data in future periods as required. For new products, such as our PPO products, estimates are initially based on health care cost data provided by third parties. This data includes assumptions for member age, gender and geography. The models that we use to prepare estimates for each product are adjusted as we accumulate actual claims paid data. Such estimates could materially understate or overstate our actual liability for medical claims and benefits payable, however, at each reporting period management records its best estimate of the liability for incurred claims. These estimates are reviewed by outside parties and state regulatory authorities on a periodic basis. The estimates for submitted claims and IBNR claims liabilities are made on an accrual basis and adjusted in future periods as required. Adjustments to prior period estimates, if any, are included in current operations. We have also recorded reserves, based in part on estimates, to indemnify our members against potential claims made by specialists or other providers whose fees should have been paid by the insolvent medical groups. See Note 13, “Contingencies.”

Premium Deficiency Reserves on Loss Contracts. We assess the profitability of our contracts for providing health care services to our members when current operating results or forecasts indicate probable future losses. We compare anticipated premiums to health care related costs, including estimated payments for physicians and hospitals, commissions and cost of collecting premiums and processing claims. If the anticipated future costs exceed the premiums, a loss contract accrual is recognized.

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock-Based Compensation. We have stock-based employee and director compensation plans. See Note 9, “Employee Benefit Plans.” Prior to 2003, we accounted for those plans under the recognition and measurement provisions of Accounting Principals Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee and director compensation cost was reflected in net loss for the year ended December 31, 2002, as all stock options granted under our plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective January 1, 2003, we adopted the fair value recognition provisions of SFAS Statement No. 123, Accounting for Stock-Based Compensation, on a prospective basis for all employee and director awards granted, modified or settled on or after January 1, 2003. Awards typically vest over four years. Therefore, costs related to stock-based employee and director compensation included in the determination of net income for 2003 and 2004 are less than that which would have been recognized if the fair value based method had been applied to all awards granted, modified or settled since October 1, 1995. The following table illustrates the effect on net income (loss) and earnings (loss) per share, after adjusting for the effect of the two-for-one stock split in the form of a stock dividend that was effective January 20, 2004, as if the fair value method had been applied to all outstanding and unvested awards in each period.

	Year Ended
	2004	2003	2002
	(Amounts in thousands, except per share data)
Net income (loss), as reported	$303,154	$242,748	$(757,829)
Add stock-based compensation expense included in reported net income (loss), net of related tax effect	15,119	8,228	—
Deduct total stock-based compensation expense determined under fair value method for all awards, net of related tax effect	(17,839)	(16,703)	(18,360)

Pro forma net income (loss)	$300,434	$234,273	$(776,189)

Earnings (loss) per share:
Basic—as reported	$3.60	$3.26	$(10.75)

Basic—pro forma	$3.57	$3.15	$(11.01)

Diluted—as reported	$3.20	$2.89	$(10.75)

Diluted—pro forma	$3.17	$2.79	$(11.01)

The following table illustrates the components of our stock-based compensation expense:

	Year Ended
	2004		2003		2002
	Pretax Charges	Net-of-Tax Amount	Pretax Charges	Net-of-Tax Amount	Pretax Charges	Net-of-Tax Amount
	(Amounts in thousands)
Stock options	$9,868	$6,059	$7,545	$4,512	$—	$—
Employee Stock Purchase Plan	14,755	9,060	6,214	3,716	—	—

	24,623	15,119	13,759	8,228	—	—
Restricted stock(1)	8,844	5,430	5,333	3,189	693	414

Total	$33,467	$20,549	$19,092	$11,417	$693	$414

(1)	The recognition and measurement of restricted stock is the same under APB Opinion No. 25 and SFAS No. 123. The related expenses for the fair value of restricted stock were charged to selling, general and administrative expenses and are included in the net income (loss), as reported amounts in the pro forma net income (loss) table above. See Note 6, “Stockholders’ Equity.”

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123 (Revised 2004), Share-Based Payment, or SFAS No. 123R, which is a revision of SFAS No. 123. SFAS No. 123R supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. SFAS No. 123R is effective for us beginning July 1, 2005 and will require us to expense share-based payments under the “modified prospective” method. Under this method, compensation expense is recognized for all share-based payments granted after July 1, 2005 and also for all awards granted prior to July 1, 2005 that remain unvested on the effective date. We adopted the transitional provisions of SFAS No. 123 effective January 1, 2003 using the prospective method. Consequently, compensation expense for awards that we granted prior to January 1, 2003 that are not fully vested on July 1, 2005 will be subject to expense beginning July 1, 2005 under SFAS No. 123R. We do not expect that the adoption of SFAS No. 123R will have a significant impact on our results of operations or financial position.

Taxes Based on Premiums. Certain states in which we do business require the payment of excise, per capita or premium taxes based on a specified rate for enrolled members or a percentage of billed premiums. Such taxes may be levied instead of state income tax. These taxes are recorded in selling, general and administrative expenses, and totaled $43 million in 2004, $34 million in 2003 and $27 million in 2002.

Income Taxes. We recognize deferred income tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities. We measure deferred tax assets and liabilities by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse. See Note 8, “Income Taxes.”

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Earnings per Share. The following table includes a reconciliation of the denominators for the computation of basic and diluted earnings per share. All share and per share amounts reflect the retroactive effects of the two-for-one common stock split in the form of a stock dividend that was effective January 20, 2004. See Note 6, “Stockholders’ Equity.”

	2004	2003	2002
	(Amounts in thousands, except per share data)
Basic Earnings (Loss) Per Share Calculation:
Numerator
Net income (loss)	$303,154	$242,748	$(757,829)

Denominator
Shares outstanding at the beginning of the period(1)	83,339	71,782	68,894
Weighted average number of shares issued:
Treasury stock repurchases	(1,488)	—	—
Stock options exercised and treasury stock reissued, net	2,405	1,627	1,580
Common stock offering(2)	—	1,000	—

Denominator for basic earnings (loss) per share	84,256	74,409	70,474

Basic earnings (loss) per share	$3.60	$3.26	$(10.75)

Diluted Earnings (Loss) Per Share Calculation:
Numerator
Net income (loss)	$303,154	$242,748	$(757,829)
Adjustment for interest expense avoided on convertible subordinated debentures, net of tax(3)(6)	2,487	2,523	253

Net income, as adjusted for interest expense avoided on convertible subordinated debentures	$305,641	$245,271	$(757,576)

Denominator
Denominator for basic earnings (loss) per share	84,256	74,409	70,474
Common stock equivalents related to convertible subordinated debentures(3)(5)	6,429	6,429	—
Employee stock options and other dilutive potential common shares(4)(5)	4,805	3,933	—

Denominator for diluted earnings (loss) per share	95,490	84,771	70,474

Diluted earnings (loss) per share	$3.20	$2.89	$(10.75)

(1)	Excludes 910,000, 1,515,000 and 226,000 shares of restricted common stock which have been granted under our stock-based compensation plans but have not vested as of December 31, 2004, 2003 and 2002, respectively.
(2)	In November 2003, we issued 7.6 million shares of our common stock in a public offering. See Note 6, “Stockholders’ Equity.”
(3)

In November 2004, the Emerging Issues Task Force, or EITF, ratified its decision on EITF Issue No. 04-8, The Effect of Contingently Convertible Debt on Diluted Earnings Per Share, which impacts when the conversion to shares of common stock should be recognized for periods prior to the satisfaction of the market price condition. EITF No. 04-8 requires issuers of contingently convertible debt instruments which become convertible into common stock if certain events occurs, such as the underlying common stock achieving a specified price target, to include the dilutive impact of the instrument in diluted earnings per share upon issuance, rather than waiting until

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the specified share price is met. This consensus is effective for all periods ending after December 15, 2004 and must be applied by restating all periods during which the instrument was outstanding.
(4)	Certain options to purchase common stock were not included in the calculation of diluted earnings per share because their exercise prices were greater than the average market price of our common stock for the periods presented. For the year ended December 31, 2004 and 2003, these excluded weighted options outstanding totaled 1.5 million shares and 4.6 million shares, respectively, with exercise prices ranging from $14.26 to $54.57 per share. For the year ended December 31, 2004 and 2003, the average market value used in the computation of dilutive employee stock options and other dilutive potential common shares was $37.68 and $21.73, respectively.
(5)	Common stock equivalents related to convertible subordinated debentures and employee stock options and other dilutive potential common shares for the year ended December 31, 2002 were not included in the calculation of diluted earnings per share because they were antidilutive.
(6)	The adjusted interest expense avoided on convertible subordinated debentures was prorated for issuance in November 2002.

3. Acquisitions of Businesses

American Medical Security Group, Inc. On December 13, 2004, we completed our acquisition of American Medical Security Group, Inc., or AMS, through a cash merger in which AMS became our wholly-owned subsidiary. AMS provides an expansion of our commercial membership, strengthens our position in the individual and small group markets and adds new proprietary products including a health savings account and group life products. Under the terms of the merger agreement, total consideration paid to all holders of AMS common stock and the cash out of options in the merger was approximately $505 million in cash. We also assumed $30 million of existing long-term debt which we repaid concurrent with the completion of the acquisition. See Note 5, “Long-Term Debt and Other Commitments.” The total purchase price of $505 million was used to purchase net assets with a fair value of approximately $221 million. As a result of the acquisition of AMS, we incurred $35 million in transaction costs. In accordance with generally accepted accounting principles, costs which are not associated with the generation of future revenues and have no future economic benefit, will be reflected as assumed liabilities in the allocation of the purchase price to net assets acquired. Included in the assumed liabilities is an estimate of integration costs expected to be incurred for plans to be finalized within one year of the date of acquisition. Any difference between actual and estimated integration costs will be recorded as an adjustment to goodwill through the date in which the allocation of the purchase price is completed. Estimated goodwill and other intangibles totaling $321 million includes $10 million of deferred tax liabilities relating to identified intangibles. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill and other intangible assets with indefinite useful lives are not amortized, but instead are subject to impairment tests. Identified intangibles with definite useful lives are being amortized on a straight-line basis over two to 15 years. The current estimated purchase price allocation between goodwill and identifiable intangible assets is $295 million and $26 million, respectively. The entire estimated goodwill amount of $295 million is not deductible for tax purposes. The operating results for AMS were included in our consolidated statement of operations beginning December 13, 2004.

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes our preliminary estimate of the fair value of the assets acquired and liabilities assumed at date of acquisition.

As of December 13, 2004
(Amounts in thousands)
Current assets	$370,812
Property, plant and equipment	58,962
Goodwill	295,573
Intangible assets	25,800
Other assets	3,269

Total assets acquired	754,416
Current liabilities	238,038

Total liabilities assumed	238,038

Net assets acquired	$516,378

The unaudited pro forma financial information presented below assumes that the acquisition of AMS had occurred as of the beginning of each respective period. The pro forma information includes the results of operations for AMS for the period prior to its acquisition, adjusted for interest expense on long-term debt incurred to fund the acquisitions, amortization of intangible assets with definite useful lives and the related income tax effects. The pro forma financial information is presented for informational purposes only and may not be indicative of the results of operations had AMS been a wholly-owned subsidiary during the years ended December 31, 2004 and 2003, nor is it necessarily indicative of future results of operations.

Pro forma earnings per share are based on 84.3 million and 74.4 million weighted average shares for the years ended December 31, 2004 and 2003, respectively. Pro forma earnings per share assuming full dilution is based on 95.5 million and 84.8 million weighted average shares for the years ended December 31, 2004 and 2003, respectively.

	2004	2003
	(Unaudited)
	(Amounts in thousands, except per share data)
Pro forma revenues	$12,975,796	$11,752,227
Pro forma net income	$305,903	$259,707
Pro forma earnings per share:
Basic	$3.63	$3.49
Diluted	$3.23	$3.09

Pacific Life Insurance Company. On November 29, 2004, we entered into a definitive agreement to purchase Pacific Life Insurance Company’s, or Pacific Life, group health insurance business. The transaction will be financed through internally generated cash. The group health insurance business we are acquiring from Pacific Life includes medical, dental and life coverage for small and large group employers. Through the transaction, which is structured as a coinsurance arrangement, we expect to acquire up to 140,000 PPO members and obtain assets necessary to support and preserve the continuity of the acquired business and the rights to offer employment to the approximately 700 Pacific Life employees who currently provide service and support to the group insurance business. The transaction is subject to approvals from the California Insurance Commissioner and certain other state regulatory approvals. We anticipate the acquisition will be consummated during the spring of 2005.

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. Marketable Securities

The following table summarizes marketable securities as of the dates indicated:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Amounts in thousands)
Marketable securities:
U.S. government and agency	$428,259	$841	$(2,061)	$427,039
State, municipal and state and local agency	624,701	10,463	(1,842)	633,322
Corporate debt and other securities	878,042	6,346	(7,984)	876,404

Total marketable securities	1,931,002	17,650	(11,887)	1,936,765

Marketable securities-restricted:
U.S. government and agency	67,995	41	(647)	67,389
State, municipal and state and local agency	11,547	156	(24)	11,679
Corporate debt and other securities	60,756	169	(452)	60,473

Total marketable securities-restricted	140,298	366	(1,123)	139,541

Balance at December 31, 2004	$2,071,300	$18,016	$(13,010)	$2,076,306

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Amounts in thousands)
Marketable securities:
U.S. government and agency	$337,323	$4,084	$(3,903)	$337,504
State, municipal and state and local agency	537,179	20,037	(1,359)	555,857
Corporate debt and other securities	455,360	13,644	(2,645)	466,359

Total marketable securities	1,329,862	37,765	(7,907)	1,359,720

Marketable securities-restricted:
U.S. government and agency	111,442	523	(9)	111,956
State, municipal and state and local agency	17,305	432	(39)	17,698
Corporate debt and other securities	37,799	320	(13)	38,106

Total marketable securities-restricted	166,546	1,275	(61)	167,760

Balance at December 31, 2003	$1,496,408	$39,040	$(7,968)	$1,527,480

As of December 31, 2004, the contractual maturities of our marketable securities were as follows:

	Marketable Securities		Marketable Securities— Restricted
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Amounts in thousands)
Due in one year or less	$127,726	$127,797	$34,133	$34,089
Due after one year through five years	788,930	790,135	93,348	92,571
Due after five years through ten years	571,784	578,437	7,821	7,875
Due after ten years	419,863	422,099	4,996	5,006

Contractual maturities	1,908,303	1,918,468	140,298	139,541
Equity securities (no maturity)	22,699	18,297	—	—

Total marketable securities	$1,931,002	$1,936,765	$140,298	$139,541

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Proceeds from sales and maturities of marketable securities were $5.1 billion in 2004, $7.4 billion in 2003 and $7.7 billion in 2002. Gross realized gains and gross realized losses are included in net investment income under the specific identification method.

The following table shows the gross unrealized losses and fair value of our investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss position, at December 31, 2004.

	Less Than 12 Months		12 Months or Greater		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Amounts in thousands)
Marketable securities:
U.S. government and agency	$432,444	$(2,595)	$9,659	$(113)	$442,103	$(2,708)
State, municipal and state and local agency	195,617	(1,770)	6,252	(96)	201,869	(1,866)
Corporate debt and other securities	537,615	(3,631)	30,050	(4,805)	567,665	(8,436)

Total marketable securities	$1,165,676	$(7,996)	$45,961	$(5,014)	$1,211,637	$(13,010)

The following table shows the gross unrealized losses and fair value of our investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss position, at December 31, 2003.

	Less Than 12 Months		12 Months or Greater		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Amounts in thousands)
Marketable securities:
U.S. government and agency	$128,920	$(899)	$19,685	$(3,013)	$148,605	$(3,912)
State, municipal and state and local agency	63,378	(1,061)	8,067	(337)	71,445	(1,398)
Corporate debt and other securities	91,799	(2,401)	4,696	(257)	96,495	(2,658)

Total marketable securities	$284,097	$(4,361)	$32,448	$(3,607)	$316,545	$(7,968)

Investment Grade Securities. Our investments in investment grade debt securities consist primarily of U.S. Treasury and federal agency securities, mortgage and asset-backed securities, corporate bonds and notes, and municipal bonds. The unrealized losses on our investments were caused by interest rate increases. We considered the unrealized losses to be temporary at December 31, 2004 and 2003 because the decline in market value is attributable to changes in interest rates and not credit quality, and because the severity and duration of the unrealized losses were not significant.

In September 2004, the FASB issued FASB Staff Position, or FSP, EITF Issue 03-1-1 Effective Date of Paragraphs 10-20 of EITF Issue No. 03-01, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which delayed the effective date for paragraphs 10-20 of EITF Issue No. 03-01. Paragraphs 10-20 provide guidance for assessing impairment losses on debt and equity investments. The delay does not suspend the requirement to recognize other-than-temporary impairments as required by existing literature. In addition, the FASB staff issued a proposed FSP EITF Issue No. 03-1-a, Implementation Guidance

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

for the Application of Paragraph 16 of EITF Issue No. 03-01, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. The proposed FSP would provide implementation guidance with respect to debt securities that are impaired solely due to interest rates and/or sector spreads and analyzed for other-than-temporary impairment under EITF Issue No. 03-01. The delay of the effective date for paragraphs 10-20 of EITF 03-01 will be superceded with the final issuance of EITF Issue No. 03-1-a. We will evaluate the effect, if any, of the EITF Issue No. 03-1-a when final guidance is released.

5. Long-Term Debt and Other Commitments

Our contractual cash obligations as of December 31, 2004, including long-term debt and other commitments, were as follows:

	Payments Due by Period
	Total	2005	2006	2007	2008	2009	Thereafter
	(Amounts in millions)
Long-term debt:
JPMorgan term loan B facility	$425	$4	$4	$4	$4	$128	$281
10 3/4% senior notes, net of discount	324	—	—	—	—	324	—
JPMorgan term loan A facility	200	30	30	40	50	50	—
Convertible subordinated debentures	135	—	—	—	—	—	135
Database financing agreement	2	2	—	—	—	—	—
Other	3	2	1	—	—	—	—

Total long-term debt commitments	1,089	38	35	44	54	502	416

Other commitments:
Information technology outsourcing contracts	872	158	136	124	118	114	222
Operating leases	117	31	28	23	15	12	8

Total other commitments	989	189	164	147	133	126	230

Total contractual cash obligations	$2,078	$227	$199	$191	$187	$628	$646

Convertible Subordinated Debentures. We have $135 million in aggregate principal amount of 3% convertible subordinated debentures due in 2032. The debentures are convertible into 6,428,566 shares of common stock under certain conditions, including satisfaction of a market price condition for our common stock, satisfaction of a trading price condition relating to the debentures, upon notice of redemption, or upon specified corporate transactions. Each $1,000 of the debentures is convertible into 47.619 shares of our common stock. The market price condition for conversion of the debentures is satisfied if the closing sale price of our common stock exceeds 110% of the conversion price (which is calculated at $23.10 per share) for the debentures for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of any fiscal quarter. In the event that the market price condition is satisfied during any fiscal quarter, the debentures are convertible, at the option of the holder, during the following fiscal quarter. The market price condition is evaluated each quarter to determine whether the debentures will be convertible at the option of the holder during the following fiscal quarter. Beginning with the quarter ended September 30, 2003 and during each consecutive calendar quarter up through and including the quarter ended December 31, 2004, the market price condition described above was satisfied. As a result, the debentures were convertible beginning October 1, 2003, and remain convertible at the option of the holder at any time during the quarter ended March 31, 2005. While no debentures were converted as of December 31, 2004, they are considered common stock equivalents and are included in the calculation of weighted average shares outstanding on a diluted basis.

Beginning in October 2007, we may redeem for cash all or any portion of the debentures, at a purchase price of 100% of the principal amount plus accrued interest, upon not less than 30 nor more than 60 days’ written

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

notice to the holders. Beginning in October 2007, and in successive 5-year increments, our holders may require us to repurchase the debentures for cash at a repurchase price of 100% of the principal amount plus accrued interest. Our payment obligations under the debentures are subordinated to our senior indebtedness, and effectively subordinated to all indebtedness and other liabilities of our subsidiaries.

10 3/4% Senior Notes. We have $325 million in aggregate principal amount of 10 3/4% senior notes due in 2009 outstanding. The 10 3/4% senior notes were issued in May 2002 at 99.389% of the aggregate principal amount representing an initial discount of $3 million that is being amortized over the term of the notes. In December 2003, in accordance with the applicable provisions of the debt agreement, we redeemed $175 million in principal of the senior notes at a redemption price equal to 110.750%, plus accrued and unpaid interest on the notes as of the redemption date. We expensed approximately $28 million in connection with the redemption, including the pro-rata write-off of the initial discount, the redemption premium and other fees and expenses associated with the transaction. We may redeem the remaining 10 3/4% senior notes at any time on or after June 1, 2006 at an initial redemption price equal to 105.375% of their principal amount plus accrued and unpaid interest. The redemption price will thereafter decline annually. Additionally, at any time on or prior to June 1, 2006, we may redeem the 10 3/4% senior notes upon a change of control, as defined in the indenture for the notes, at 100% of their principal amount plus accrued and unpaid interest and a “make-whole” premium.

Certain of our domestic subsidiaries fully and unconditionally guarantee the 10 3/4% senior notes. See Note 16, “Financial Guarantees.”

In April 2003, we entered into an interest rate swap on $300 million of our 10 3/4% senior notes for the purpose of hedging the fair value of our indebtedness. This fair value hedge is accounted for using the short-cut method under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, whereby the hedge is reported in our balance sheets at fair value, and the carrying value of the long-term debt is adjusted for an offsetting amount representing changes in fair value attributable to the hedged risk. Under the terms of the agreement, we make interest payments based on the three-month London Interbank Offered Rate, or LIBO Rate, plus 692 basis points and receive interest payments based on the 10 3/4% fixed rate. Our current floating rate under the swap agreement was 9.32%, at December 31, 2004 which is based on a 90-day LIBO Rate of 2.40% plus 692 basis points. The three-month LIBO Rate we use to determine our interest payments under the swap agreement was first established on June 2, 2003 and resets every three months thereafter, until expiration in June 2009.

Senior Credit Facility. In December 2004, we replaced our senior credit facility with a new syndicated senior Credit Agreement, or the Credit Agreement, with the Lenders named therein, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, J.P. Morgan Securities Inc., as Sole Lead Arranger and Sole Bookrunner, Morgan Stanley Senior Funding, Inc., as Syndication Agent and Co-Arranger and CIBC, Inc., The Bank of New York, and Wells Fargo Bank, N.A., as Co-Documentation Agents. The new facility consists of a $200 million term A loan, which matures on December 13, 2009, a $425 million term B loan, which matures on December 13, 2010, and a $200 million revolving line of credit, which matures on December 13, 2009. We used the proceeds of the term A and term B loans to refinance approximately $149 million (including accrued interest and fees of approximately $1 million) outstanding under our previous senior credit facility entered into in June 2003, refinance approximately $30 million outstanding under the senior credit facility of AMS and to fund a portion of the merger consideration paid to acquire AMS. See Note 3, “Acquisitions of Businesses.” In connection with the Credit Agreement, we incurred approximately $9 million in fees and expenses that are being amortized over the life of the facility. As of December 31, 2004, we had $625 million outstanding on the term A and term B loans and no balance outstanding on the revolving line of credit. There were no borrowings under the revolving line of credit (or the line of credit we refinanced) during the year ended December 31, 2004.

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The credit facility provides us with two interest rate options for borrowings under the term loans, to which a margin spread is added: (1) the LIBO Rate multiplied by the Statutory Reserve Rate and (2) JPMorgan Chase Bank’s prime rate (or, if greater, the Federal Funds Rate plus 0.5%), which we refer to as the alternate base rate. The margin spread for the term loans is based upon our current Standard & Poor’s Ratings Services and Moody’s Investor Service debt ratings. The margin spread for LIBO Rate borrowings range from 0.75% to 1.75% per annum under the term A loan and 1.25% to 1.5% per annum under the term B loan. The margin spread for alternate base rate borrowings range from 0% to 0.75% per annum under the term A loan and 0.25% to 0.5% per annum under the term B loan. All of our borrowings under the term loans are currently LIBO Rate borrowings with rates ranging from 3.9% to 4.3%. The interest rates per annum applicable to revolving credit borrowings are, at our option, either LIBO Rate borrowings with the same margin spread as our term A loan or alternate base rate borrowings with the same margin spread applicable to the term A loan. We also pay a commitment fee on the average daily unused amount of the revolving credit commitment. The commitment fee range is based upon our current debt rating and ranges from 0.15% and 0.5% per annum. The current commitment fee rate is 0.375% per annum.

The Credit Agreement contains various covenants customary for financings of this type which place restrictions on our and/or our subsidiaries’ ability to incur debt, pay dividends, create liens, make investments, optionally repay, redeem or repurchase our securities and enter into mergers, dispositions and transactions with affiliates. The Credit Agreement also requires we meet various financial ratios, including a maximum consolidated leverage ratio, a minimum consolidated net worth requirement and a minimum fixed charge coverage requirement. At December 31, 2004, we were in compliance with all of these covenants.

Certain of our domestic subsidiaries provide guarantees and have granted security interests to the lenders in substantially all of their personal property in order to secure our obligations and their guarantees under the Credit Agreement. See Note 16, “Financial Guarantees.” We have also pledged the equity of certain of our subsidiaries to the lenders as security for the Credit Agreement.

	Term Loan Facility	Revolving Credit Facility	Total
	(Amounts in millions)
Balance at December 31, 2002	$151	$—	$151
Scheduled payments under prior senior credit facility	(20)	—	(20)
Repayment of outstanding balance under prior senior credit facility	(131)	—	(131)
Proceeds from borrowing under new senior credit facility	150	3	153
Scheduled payments under new senior credit facility	(1)	(3)	(4)

Balance at December 31, 2003	149	—	149

Scheduled payments under prior senior credit facility	(1)	—	(1)
Assumption of debt related to acquisition of AMS	—	30	30
Repayment of outstanding balance under prior senior credit facilities	(148)	(30)	(178)
Proceeds from borrowing under new senior credit facility	625	—	625

Balance at December 31, 2004	$625	$—	$625

Database Financing Agreements. As of December 31, 2004, we had $2 million outstanding under various financing agreements related to the purchase of database licenses, financial accounting system software and related maintenance in connection with the implementation of our information technology, or IT, initiatives. Payments under the financing agreements are due quarterly through October 2006. The interest imputed on the payment plan agreements ranges from 4.0% to 6.5%.

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Letters of Credit. Letters of credit are purchased guarantees that assure our performance or payment to third parties in connection with professional liability insurance policies, lease commitments and other potential obligations. Letters of credit commitments totaled $17 million and $19 million at December 31, 2004 and 2003, respectively. As of December 31, 2004, our letters of credit commitments were backed by funds deposited in restricted cash accounts.

Information Technology Outsourcing Contracts. In December 2001, we entered into a 10-year contract to outsource our IT operations to International Business Machines Corporation, or IBM. Under the contract, IBM is the coordinator of our IT outsourcing arrangement, and provides IT services and day-to-day management of our IT infrastructure, including data center operations, support services and information distribution. In January 2002, we entered into a 10-year contract to outsource our IT software applications maintenance and enhancement services to Keane, Inc., or Keane. Our remaining cash obligations for base fees under these contracts over the initial 10-year terms are approximately $900 million, assuming our actual use of services equals the baselines specified in the contracts. However, because we have the ability to reduce services from the vendors under the contracts, our ultimate cash commitment may be less than the stated contract amounts. The contracts also provide for variable fees, based on services provided above certain contractual baselines. Additionally, in the event of contract termination, we may be responsible to pay termination fees to IBM and Keane. These termination fees decline as each successive year of the contract term is completed.

Operating Leases. We lease office space and equipment under various non-cancelable operating leases. Rent expense totaled $26 million in 2004, $30 million in 2003 and $43 million in 2002.

6. Stockholders’ Equity

Stockholder Rights Agreement. In November 1999, our board of directors adopted a stockholder rights agreement to protect stockholder rights in the event of a proposed takeover. The board of directors declared a dividend of one right for each share of our common stock outstanding as of November 19, 1999. The right entitles the registered holder to purchase from PacifiCare 1/100th of a share of Series A junior participating preferred stock at a price of $180 per 1/100th of a preferred share. Similar rights will generally be issued in respect of common stock issued after November 19, 1999.

Stock Repurchase Program. In May 2004, our Board of Directors authorized a share repurchase program under which up to $150 million of our common stock may be repurchased. Under the program, repurchases may be made from time to time in the open market or through privately negotiated transactions using available cash, and may be discontinued at any time. During the year ended December 31, 2004, we repurchased approximately 3 million shares which cost approximately $100 million. The remaining authorization under our stock repurchase program as of December 31, 2004 was $50 million.

Stock Split. On December 19, 2003, our board of directors approved a two-for-one split of our common stock in the form of a stock dividend. On January 20, 2004, we distributed one additional share of common stock for every share of common stock outstanding to stockholders of record as of the close of business on January 7, 2004. We had a sufficient number of authorized but unissued shares of common stock to effect this stock split. The par value of our common stock after the split remained at $0.01 per share, and additional paid-in capital was reduced by the par value of the additional common shares issued. The rights of the holders of these securities were not otherwise modified. In accordance with SFAS 128, Earnings per Share, which requires retroactive adjustment of per share computation of stock split that occurs after the close of the period but before issuance of the financial statements, all shares, per share and market price data related to our common shares outstanding and under employee stock plans reflect the retroactive effects of this two-for-one stock split in the form of a dividend.

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Common Stock Offering. In November 2003, we issued 7.6 million shares of our common stock in a public offering. The net proceeds from the offering, approximately $200 million after underwriting fees, were used to redeem $175 million in principal of the company’s outstanding 10¾% senior notes. See Note 5, “Long-Term Debt and Other Commitments.”

Restricted Stock Awards. We granted approximately 817,000 and 1,489,000 shares of restricted common stock, including stock deferred into restricted stock units, as part of an employee recognition and retention program during the years ended December 31, 2004 and 2003, respectively. Restrictions on these shares will expire and related charges are being amortized as earned over the vesting period, not to exceed four years. A total of approximately 141,000 and 108,000 shares were forfeited for the year ended December 31, 2004 and 2003, respectively.

All shares of restricted stock were issued from our 1996 Officer and Key Employee Stock Option Plan, as amended. See Note 9, “Employee Benefit Plans.” The amount of unearned compensation recorded is based on the market value of the shares on the date of issuance and is included as a separate component of stockholders’ equity, which was approximately $32 million and $17 million as of December 31, 2004 and 2003, respectively. Expenses related to the vesting of restricted stock (charged to selling, general and administrative expenses) were $8.8 million and $5.3 million for the year ended December 31, 2004 and 2003, respectively.

Treasury Stock. In December 2003, our board of directors approved a resolution to retire all outstanding shares of the Company’s treasury stock. As a result of this resolution, approximately 23 million shares were permanently retired and have been added back to our shares authorized for future issuance.

Dividends. We have never paid cash dividends on our common stock. We do not expect to declare cash dividends on our common stock in the future, retaining all earnings for business development. Any possible future dividends will depend on our earnings, financial condition, and regulatory requirements. If we decide to declare dividends on our common stock in the future, such dividends may only be made in compliance with our senior credit facility and our 10 3/4% senior notes.

7. Goodwill and Intangible Assets

In the first quarter of 2002, we recognized $897 million (net of $32 million of deferred tax liability reversals) of goodwill impairment as the cumulative effect of a change in accounting principle upon adopting SFAS No. 142, Goodwill and Other Intangible Assets. Under the new rules, goodwill is no longer amortized, but is subject to impairment tests on an annual basis or more frequently if impairment indicators exist. Under the guidance of SFAS No. 142, we used a discounted cash flow methodology to assess the fair values of our reporting units as of January 1, 2002. For reporting units with book equity values that exceeded the fair values, we performed a hypothetical purchase price allocation. Impairment was measured by comparing the goodwill derived from the hypothetical purchase price allocation to the carrying value of the goodwill balance. The same methodology was used for the years ended December 31, 2004 and 2003. Based on the results of our impairment testing, no additional adjustments were required.

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other intangible assets are being amortized over their useful lives ranging from 2 to 40 years. As part of the implementation SFAS No. 142, we reassessed the remaining useful lives of the other intangible assets. We estimate our intangible asset amortization will be $20 million in 2005, $19 million in 2006, $18 million in 2007, $15 million in 2008 and $15 million in 2009. The following table sets forth balances of identified intangible assets, by major class, for the periods indicated:

	Cost	Accumulated Amortization	Net Balance
	(Amounts in thousands)
Intangible assets:
Employer groups	$252,320	$140,854	$111,466
Provider networks	122,751	24,132	98,619
Other	26,329	9,292	17,037

Balance at December 31, 2004	$401,400	$174,278	$227,122

Intangible assets:
Employer groups	$243,820	$124,170	$119,650
Provider networks	121,051	21,080	99,971
Other	10,729	9,242	1,487

Balance at December 31, 2003	$375,600	$154,492	$221,108

The changes in the carrying amount of goodwill, by reportable segment are as follows:

	Health Plans	Specialty	Corporate And Other	Consolidated
	(Amounts in thousands)
Balance as of January 1 and December 31, 2003	$954,701	$28,403	$—	$983,104
Goodwill acquired during 2004	295,573	—	—	295,573

Balance at December 31, 2004	$1,250,274	$28,403	$—	$1,278,677

On December 13, 2004, we completed our acquisition of AMS. See Note 3, “Acquisitions of Businesses.” As a result of the acquisition of AMS, we recorded $295 million of goodwill and $26 million of intangible assets. We assume no residual value for its amortizable intangible assets.

8. Income Taxes

Deferred income taxes are recognized for the difference between the carrying amounts of assets and liabilities for financial statement and tax purposes. Deferred income tax assets are required to be reduced by a valuation allowance when it is determined that it is more likely than not some portion or all of a deferred tax asset will not be realized.

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tax effects of the major items recorded as deferred tax assets and liabilities were as follows:

	2004	2003
	(Amounts in thousands)
Current deferred tax assets (liabilities):
Medical claims and benefits payable	$40,110	$63,295
Accrued compensation	33,166	21,389
Accrued expenses	32,509	44,243
Insurance liabilities	17,539	—
Prepaid expenses	(11,236)	(12,673)
Stock-based compensation	9,405	4,903
State franchise taxes	9,020	6,963
Provider receivables	7,992	20,702
Contract termination accrual	7,338	—
Restructuring	2,946	7,325
Unrealized gains on marketable securities	(2,267)	(11,043)
Other	2,180	4,713

	148,702	149,817

Non-current deferred tax (liabilities) assets:
Identifiable intangibles	(89,227)	(84,816)
Depreciation and software amortization	(30,007)	(27,308)
Net operating loss and capital loss carryover	6,616	—
Valuation allowance	(6,616)	—
Goodwill amortization	4,501	7,347

	(114,733)	(104,777)

Net deferred tax assets	$33,969	$45,040

The provision for income taxes consisted of the following:

	2004	2003	2002
	(Amounts in thousands)
Current:
Federal	$138,297	$165,009	$60,063
State	21,412	27,975	4,170

Total current	159,709	192,984	64,233

Deferred:
Federal	25,201	(39,148)	15,321
State	5,673	(6,940)	3,238

Total deferred	30,874	(46,088)	18,559

Provision for income taxes	$190,583	$146,896	$82,792

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation of the U.S. statutory income tax rate to our effective tax rate is as follows:

	2004	2003	2002
Computed expected provision	35.0%	35.0%	35.0%
State taxes, net of federal benefit	3.7	3.7	3.2
Tax-exempt interest	(1.6)	(1.6)	(2.1)
Nondeductible stock-based compensation	0.9	—	—
Nondeductible expenses	0.4	0.3	0.9
Other, net	0.2	0.3	0.3

Provision for income taxes	38.6%	37.7%	37.3%

Our effective tax rate is based on expected income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. Significant management estimates and judgments are required in determining our effective tax rate. We are routinely under audit by federal, state or local authorities regarding the timing and amount of deductions, nexus of income among various tax jurisdictions and compliance with federal, state and local tax laws. Tax assessments related to these audits may not arise until several years after tax returns have been filed. Although predicting the outcome of such tax assessments involves uncertainty, we believe that the recorded tax liabilities appropriately account for our analysis of probable outcomes, including interest and other potential obligations. Our tax liabilities are adjusted in light of changing facts and circumstances, such as the progress of audits, case law and emerging legislation and such adjustments are included in the effective tax rate.

9. Employee Benefit Plans

Savings and profit-sharing plan. Most of our employees may participate in our savings and profit-sharing plan, or the 401(k) Plan. Features of the 401(k) Plan in 2004 were as follows:

•	Participants may defer from 2% to 50% of annual compensation up to $13,000. Participants age 50 or older may be eligible to make additional contributions.

•	We matched one-half of the deferral, up to 3% of annual compensation per employee; and

•	We automatically contributed 3% of annual compensation per employee to all employees participating in the plan.

The plan authorizes us to contribute a discretionary amount to each employee’s account, generally based on a percentage of pretax income. We did not contribute a discretionary amount in 2004, 2003 or 2002. Charges to income for the 401(k) Plan were $24 million in 2004, $21 million in 2003 and $18 million in 2002.

We also have a nonqualified statutory restoration plan which allows executive officers to defer the portion of their pay that due to statutory limitations are not available for deferral, and also to receive excess matching contributions, profit-sharing contributions and discretionary contributions in the same percentages as those provided by the 401(k) Plan.

Supplemental Executive Retirement Plan. We maintain an unfunded, nonqualified executive pension plan, or SERP, covering certain senior executives. This plan provides defined benefits based on years of service and final average compensation. The accumulated benefit obligation for the SERP at the end of 2004 and 2003 was $14 million and $10 million respectively, of which $8 million and $3 million respectively, were the net amounts recognized (excludes unrecognized prior service costs which offsets the accumulated benefit obligation).

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Retirement savings plan. Employees of AMS may participate in our retirement savings plan with profit sharing and discretionary savings provisions covering all eligible salaried and hourly employees. Features of the plan in 2004 were as follows:

•	Participant contributions up to 6% of the participant’s compensation were matched 70 percent; and

•	Participants vest in the company’s contributions in three years.

Our contributions to the plan were not material to our consolidated financial statements.

Nonqualified deferred compensation plan. We have a nonqualified deferred compensation plan, or the Deferred Compensation Plan, to provide supplemental retirement income benefits for certain key management employees due to compensation limitations imposed by the Internal Revenue Service. The Deferred Compensation Plan is funded through a rabbi trust and has contribution and investment options similar to those of our savings and profit-sharing plans.

Nonqualified executive retirement plan. We have a nonqualified executive retirement plan, or the Nonqualified Plan, to provide certain key management employees of AMS with the opportunity to accumulate deferred compensation which cannot be accumulated under our retirement savings plan due to compensation limitations imposed by the Internal Revenue Service. The Nonqualified Plan is funded through a rabbi trust and has contribution and investment options similar to those of our retirement savings plan. Our expense recognized in 2004 associated with the plan was not material to our consolidated financial statements.

Employee Stock Purchase Plan. Our ESPP provides that up to 3,700,000 shares of our common stock can be sold to our employees, representing an initial pool of 2,200,000 shares, after adjusting for the effect of the two-for-one stock split in the form of a stock dividend that was effective January 20, 2004, plus an additional 1,500,000 authorized by our Board of Directors on February 26, 2004 and approved by our stockholders on May 20, 2004. Features of the plan in 2004 were as follows:

•	Participants could have up to 15% of their after-tax earnings withheld and applied to the purchase of these shares;

•	The purchase price was 85% of the lower of the market price of our common stock on the offering date (generally the first day of each offering period), or on the purchase date;

•	Beginning with the first offering period on February 1, 2002, each offering period was two years, and there were four purchase dates within each offering period;

•	Beginning on February 1, 2004, each offering period was reduced to six months; and

•	Purchase dates were the last day of each six-month purchase period within the offering period.

Approximately 1,900 employees are currently participating in this plan.

Equity Incentive Plans.

Employee Plans. As of December 31, 2004, under the 2000 and 1996 Employee Plans, we could award officers and employees the following equity incentives:

•	Options to purchase shares of common stock at no less than 100% of the market price on the date the options are granted;

•	Shares of restricted stock that could be deferred into restricted stock units; and

•	Stock appreciation rights.

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock options typically vest over four years in equal increments, and expire 10 years after the grant date. In late 2001, we granted approximately four million options that vested over two years. Awards under the Employee Plans are generally subject to continuous employment. As of December 31, 2004, approximately 6.0 million shares were available for awards under the Employee Plans.

In 2003, we began to award restricted stock and stock units as part of the annual performance cycle to enhance stock ownership, assist in retaining key talent and to reduce the use of our shares. These awards typically vest over four years. For our executive officers, the awards were subject to a mandatory minimum four-year deferral into restricted stock units. Upon expiration of the deferral period, executive officers receive shares of common stock equal to the number of vested shares underlying the restricted stock units. The deferral provisions promote stock retention and significant career share holdings. Vesting of the restricted stock and stock units accelerates upon the occurrence of certain events.

Restricted stock units are deferred under our Stock Unit Deferred Compensation Plan, or Stock Unit Plan. Under the Stock Unit Plan, executive officers may also defer all or a portion of their annual bonus and signing bonus. The chief executive officer could also defer all or a portion of his salary. Salary and bonus deferrals are converted into units of our common stock. The number of stock units converted is equal to the amount of bonus or salary deferred, multiplied by a risk premium, then divided by the price of our common stock on a predetermined date selected by the Compensation Committee. Distributions are made in shares of common stock.

Premium Plan. As of December 31, 2004, 0.3 million of the vested premium options were outstanding and will expire in 2007. The balance of the premium options expired because the closing market price of our common stock did not reach $57.00 prior to October 6, 2002. There are no shares available for future awards under the Premium Plan.

Director Plans. As of December 31, 2004 under the 2000 and 1996 Director Plans, we granted non-employee directors the following stock incentives:

•	Options to purchase 7,000 shares of common stock are automatically granted annually to all non-employee members of the board other than the Chairman of the Board on June 30, at no less than 100% of the market price on the date the options are granted;

•	Options to purchase 14,000 shares of common stock are automatically granted annually to the non-employee Lead Independent Director on June 30, at no less than 100% of the market price on the date the options are granted;

•	Options to purchase up to 25,000 shares of common stock are awarded when new members are elected or appointed to the board of directors;

•	Options to purchase shares of common stock may be granted on a discretionary basis; and

•	Stock units issued as a deferral of up to 50% of directors’ annual retainer, until directors reach targeted stock ownership levels.

All stock options, except for initial grants to new board members, vest immediately on the grant date, but the associated common stock may not be sold within six months after the grant date. Effective October 23, 2003, the initial grants to new board members vest one-third on the date of grant and one-third on the first and second anniversary of the date of grant. As of December 31, 2004, approximately 0.1 million shares were available for awards under the Director Plans.

Our stock incentive plans provide for accelerated exercisability of plan awards if certain events relating to a change of control, merger, sale of assets or liquidation of PacifiCare were to occur.

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Prior to 2003, we accounted for our stock option plans under APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Effective January 1, 2003, we adopted the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation on a prospective basis. Under the prospective method provisions of SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, the recognition provisions will be applied to all employee awards granted, modified or settled after January 1, 2003.

Pro forma information regarding net income (loss) and earnings (loss) per share, as presented in Note 2, “Significant Accounting Policies,” is required by SFAS No. 123, as amended by SFAS No. 148, and has been determined as if we had accounted for our employee stock options and ESPP under the fair value method of that Statement upon its initial effective date. The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions for 2004, 2003 and 2002:

	Employee Stock Options			ESPP
	2004	2003	2002	2004	2003	2002
Expected dividend yield	0%	0%	0%	0%	0%	0%
Risk-free interest rate	2%	4%	3%	1%	1%	2%
Expected stock price volatility	54%	80%	83%	40%	59%	67%
Expected term until exercise upon vesting (years)	2	2	2	0.5	0.5	0.5
Weighted average fair value of options on grant date:
Granted at market prices	$15.12	$9.11	$6.75	$15.23	$11.49	$5.04

Nonqualified stock option activity for all plans was as follows:

	Options	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
Outstanding at December 31, 2001	15,984,702	$23.20	7,195,034	$31.91
Granted at market price	3,782,344	$9.73	—	$—
Exercised	(413,126)	$7.61	—	$—
Canceled	(5,826,284)	$30.39	—	$—

Outstanding at December 31, 2002	13,527,636	$16.81	6,628,204	$22.34
Granted at market price	1,712,400	$15.51	—	$—
Exercised	(3,205,864)	$11.16	—	$—
Canceled	(966,420)	$23.48	—	$—

Outstanding at December 31, 2003	11,067,752	$17.66	6,383,252	$21.55
Granted at market price	849,300	$34.22	—	$—
Exercised	(3,765,067)	$18.56	—	$—
Canceled	(149,236)	$17.42	—	$—

Outstanding at December 31, 2004	8,002,749	$19.00	4,435,999	$21.07

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of information about options outstanding and options exercisable at December 31, 2004:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Life(1)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$6.03 - $9.00	1,786,398	6.63	$7.73	1,213,898	$7.48
$9.13 - $13.55	1,926,818	7.26	$10.21	780,068	$10.24
$14.27 - $22.66	1,439,600	7.64	$15.39	421,100	$18.05
$24.67 - $37.69	2,229,633	6.34	$30.94	1,451,633	$30.42
$38.66 - $54.57	620,300	4.06	$44.22	569,300	$43.30

	8,002,749			4,435,999

(1)	Weighted average contractual life remaining in years.

10. Impairment, Disposition, Restructuring, Office of Personnel Management and Other Charges (Credits)

We recognized net pretax (credits) charges in 2003 and 2002 as follows:

	Quarter Recognized	Pretax (Credits) Charges	Net-of-Tax Amount	Diluted Loss (Earnings) per Share(1)
	(Amounts in millions, except per share data)
2003(2)
Restructuring change in estimate	Total Fourth	$(1.9)	$(1.2)	$(0.01)

2002(3)
OPM credits	Total First	$(12.9)	$(8.1)	$(0.11)

Write-off of unamortized senior credit facility fees and paid advisory fees	Total Second	18.3	11.4	0.16

OPM credits	Fourth	(11.1)	(6.9)	(0.09)
Loss on disposition of subsidiary	Fourth	9.0	5.6	0.07
Write-off of unamortized senior credit facility fees and paid advisory fees	Fourth	1.1	0.7	0.01
Restructuring change in estimate	Fourth	(0.7)	(0.5)	—

Total impairment, disposition, restructuring, OPM and other charges (credits)	Total Fourth	(1.7)	(1.1)	(0.01)

Total net 2002 impairment, disposition, restructuring, OPM and other charges (credits)		$3.7	$2.2	$0.04

(1)	The year to date diluted loss (earnings) per share is computed using the year to date weighted average common shares and equivalents outstanding and may not agree to the sum of each quarter.
(2)	During the fourth quarter of 2003, we recognized a credit of $1.9 million for changes in our December 2001 restructuring estimates related to severance and related employee benefits.
(3)	During 2002, we recognized net pretax charges of $4 million as described below:

Write-Off of Unamortized Senior Credit Facility Fees. During 2002, we recognized other charges of $19 million for the write off of unamortized senior credit facility fees in connection with our repayment of a significant portion of our senior credit facility, and for advisory fees paid in connection with the restructuring of our long-term debt.

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

OPM. During 2002, we recognized OPM credits of $24 million, representing a reduction to the net liability we had established in prior periods as a result of settlements with the OPM, the U.S. Department of Justice, or DOJ, and a private individual to settle disputes and a private lawsuit under the False Claims Act regarding alleged premium overcharges to the government for the period 1990 through 1997, primarily related to contracts held by FHP health plans prior to our acquisition of FHP in 1997.

Loss on Disposition of Subsidiary. During the fourth quarter of 2002, we recognized disposition charges of $9 million, in connection with the sale of assets of our subsidiary, MEDeMORPHUS Healthcare Solutions, Inc. The charge included severance, legal and other expenses related to the disposition.

Restructuring Change in Estimates. During the fourth quarter of 2002, we recognized a credit of $0.7 million for changes in our December 2001 restructuring estimates related to severance and related employee benefits.

In December 2001, we recognized a restructuring charge of $60 million. Of the $60 million charge, approximately $34 million represented a liability for cash payments, of which approximately $22 million was paid during the fourth quarter of 2001 and during the year ended December 31, 2002. Approximately $20 million of the restructuring charge was for severance and related employee benefits for 1,450 employees whose positions were eliminated. The restructuring charge also included approximately $27 million related to the outsourcing of our IT production and $13 million related to lease terminations.

As of December 31, 2004, approximately 1,250 employees have left the company and 200 employees, whose positions were eliminated, accepted other positions within the company. During 2004, we made severance payments totaling approximately $.8 million to terminated employees.

The following table presents the activity through December 31, 2004, on the restructuring charge we took in 2001:

	Initial Pretax Charge	Non-cash Write-off	2001 Activity	2002 Activity	2003 Activity	Balance at December 31, 2003	2004 Payments	Balance at December 31, 2004
	(Amounts in millions)
December 2001 restructuring:
Lease cancellations and commitments	$39.7	$(25.8)	$—	$(8.0)	$(3.1)	$2.8	$(2.8)	$—
Severance and separation benefits	20.2	—	(0.6)	(14.0)	(4.8)	0.8	(0.8)	—

Total December 2001 restructuring	$59.9	$(25.8)	$(0.6)	$(22.0)	$(7.9)	$3.6	$(3.6)	$—

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Incurred But Not Reported Claims Reserves

The following table presents the roll-forward of our incurred but not reported, or IBNR, claims reserves as of the periods indicated:

	Year Ended
	2004	2003	2002
	(Amounts in millions)
IBNR as of January 1	$826	$753	$808
Medical claims reserves from business acquired during the period	87	—	—
Health care claim expenses incurred during the period
Related to current year	5,491	4,682	4,343
Related to prior years	(63)	(104)	—

Total incurred	5,428	4,578	4,343
Health care claims paid during the period:
Related to current year	(4,659)	(3,918)	(3,689)
Related to prior years	(678)	(587)	(709)

Total health care claims payments	(5,337)	(4,505)	(4,398)

IBNR as of December 31	$1,004	$826	$753

Included in IBNR is a provision for adverse claims development. The provision for adverse claims development at the beginning of each year is released against the health care claims expenses related to prior periods in each period presented. The provision for adverse claims development is then re-evaluated based on actuarial calculations and recorded in the current year expense. “Health care claim expenses incurred during the period—Related to current year” includes a provision for adverse claims development related to the variability in the factors used to estimate IBNR. This expense amount totaled $59 million, $53 million and $50 million in 2004, 2003 and 2002, respectively. Included in the line “Health care claims expenses incurred during the period—Related to prior years” is the release of the prior year provision for adverse claims development which totaled $53 million, $50 million and $51 million in 2004, 2003 and 2002, respectively.

12. Health Care Services and Other Expenses

The following table presents the components of total health care services and other expenses for the years ended December 31, 2004, 2003 and 2002:

	Year Ended December 31,
	2004		2003		2002
	Commercial	Senior	Commercial	Senior	Commercial	Senior
	(Amounts in millions)
Capitation expense	$1,574	$2,846	$1,488	$2,704	$1,795	$2,994
All other health care services and other expenses	3,213	2,162	2,782	1,836	2,410	2,110

Total health care services and other expenses	$4,787	$5,008	$4,270	$4,540	$4,205	$5,104

13. Contingencies

In Re Managed Care. In mid-2000, various federal actions against managed care companies, including us, were joined in a multi-district litigation that was coordinated for pre-trial proceedings in the United States District Court for the Southern District of Florida. This litigation is known as “In re Managed Care Litigation.” Thereafter, Dr. Dennis Breen, Dr. Leonard Klay, Dr. Jeffrey Book and several other physicians, along with several medical associations, including the California Medical Association, joined the “In re Managed Care”

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

proceeding as plaintiffs. These physicians sued several managed care companies, including us, alleging, among other things, that the companies have systematically underpaid providers for medical services to members, have delayed payments, and that the companies impose unfair contracting terms on providers and negotiate capitation payments that are inadequate to cover the costs of health care services provided.

We sought to compel arbitration of all of Dr. Breen’s, Dr. Book’s and other physician claims against us. The District Court granted our motion to compel arbitration against all of these claims except for claims for violations of the Racketeer Influenced and Corrupt Organizations Act, or RICO (“Direct RICO Claims”), and for their RICO conspiracy and aiding and abetting claims that stem from contractual relationships with other managed care companies. On April 7, 2003, the United States Supreme Court held that the District Court should have compelled arbitration of the Direct RICO Claims filed by Dr. Breen and Dr. Book. On September 15, 2003, the District Court entered another ruling on several of our motions to compel arbitration, ordering arbitration of all claims arising out of our contracts with plaintiffs containing arbitration clauses. The District Court, however, also ruled that (a) plaintiffs’ RICO conspiracy and aiding and abetting claims against us that stem from contractual relationships with other managed care companies and (b) plaintiffs’ claims based on services they provided to our members outside of any contractual relationship with us or assignments from our members do not need to be arbitrated. As a result, the order to compel arbitration does not cover part of the conspiracy and aiding and abetting claims of all plaintiffs or any of the direct claims by a subset of plaintiffs (non-contracted plaintiffs who provide services to our members but do not accept assignments from them). We appealed the District Court’s ruling to the extent it did not compel arbitration of all of plaintiffs’ claims, and the United States Court of Appeals for the Eleventh Circuit heard oral argument on this appeal on August 12, 2004. A decision is currently pending and on September 20, 2004, the Eleventh Circuit stayed the matter pending its decision.

On September 26, 2002, the District Court certified a nationwide RICO class of virtually all physicians in the country as well as a nationwide state-law subclass of physicians. On September 1, 2004, the Eleventh Circuit upheld part of the class certified by the District Court. Specifically, the Eleventh Circuit upheld the District Court’s certification of a nationwide RICO class of physicians, but reversed the District Court’s certification of plaintiffs’ state law claims. On October 15, 2004, we filed a Petition for Writ of Certiorari with the United States Supreme Court seeking review of the Eleventh Circuit’s decision to uphold the nationwide RICO class. The petition was denied. The District Court has set a trial date for September 2005. We deny all material allegations and intend to defend the action vigorously.

Several additional lawsuits have been filed against us and the other defendants in the “In re Managed Care Litigation” by non-physician providers of health care services, such as chiropractors and podiatrists. Those lawsuits have been assigned to the District Court for pre-trial proceedings, but are currently stayed pending the completion of pre-trial matters in the physician class action.

Irwin v. AdvancePCS, Inc. et al. On March 26, 2003, Robert Irwin filed a complaint in the California Superior Court of Alameda County, California, against our PBM company, Prescription Solutions, as well as nine other PBM companies. On July 17, 2003, the Irwin case was coordinated with American Federation of State, County & Municipal Employees v. AdvancedPCS, et al., and transferred to Los Angeles Superior Court for coordinated proceedings. The case purports to be filed on behalf of members of non-ERISA health plans and individuals with no prescription drug coverage who have purchased drugs at retail rates. The first amended complaint, filed on November 25, 2003, alleges that each of the defendants violated California’s unfair competition law. The complaint challenges alleged business practices of PBMs, including practices relating to pricing, rebates, formulary management, data utilization and accounting and administrative processes. The complaint seeks unspecified monetary damages and injunctive relief. On May 5, 2004, Prescription Solutions filed a petition to compel arbitration. On July 9, 2004, the Superior Court granted the petition, holding that Irwin’s request for monetary relief can only be resolved in arbitration and staying Irwin’s request for injunctive

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

relief against Prescription Solutions until an appropriate arbitration is completed. Discovery is proceeding against most other defendants but is stayed as to Prescription Solutions pending arbitration. We deny all material allegations and intend to defend the action vigorously.

Ronald Allen Gass v. Wellpoint Health Networks, Inc., et al. No. BC318704. On July 19, 2004, Ronald Gass filed a complaint in the California Superior Court of Los Angeles County, California, against our subsidiary, PacifiCare of California, Inc. as well as eleven other managed care companies. On or about September 22, 2004, plaintiff Gass filed a second amended complaint. The second amended complaint alleges that hospitals, by placing liens on third-party recoveries obtained by members of the Managed Care Organizations’, or MCOs, health plans, were collecting more money from the members than the hospitals were entitled to receive under their contracts with the MCOs. Gass further alleged that the MCOs were permitting the hospitals to file such liens (or at least not preventing them from doing so), and the MCOs’ failure to prevent this hospital practice amounted to illegal, unfair and fraudulent conduct by the MCOs in violation of California Business and Professions Code sec. 17200, et seq. The complaint seeks unspecified monetary damages and injunctive relief. The case has been designated a complex case under California law. We deny all material allegations in the lawsuit and intend to defend this action vigorously.

Gadson v. United Wisconsin Life Insurance Company. On September 29, 2004, the Circuit Court of Montgomery County, Alabama, granted final approval of the certification and settlement of a class action lawsuit, Gadson v. United Wisconsin Life Insurance Company, although approval of the settlement has been appealed to the Alabama Supreme Court. The Circuit Court had granted preliminary approval of the certification and settlement in March 2004. The lawsuit was filed in 2001 and involves issues relating to the rating methodology formerly used by AMS for group health benefit plans marketed to individuals in Alabama and Georgia. All claims of participating class members have been dismissed in exchange for the settlement consideration. On June 14, 2004, the Superior Court of Cobb County, Georgia in Parker v. American Medical Security Group, Inc., issued an order enjoining AMS from settling with Georgia residents who are members of the Gadson class. On September 2, 2004 the Superior Court certified a class of Georgia residents. AMS has appealed this injunction and certification to the Georgia Supreme Court, where its appeal of the order is currently pending.

PacifiCare of Texas, Inc. v. The Texas Department of Insurance and the State of Texas. In November 2001, our Texas subsidiary, PacifiCare of Texas, Inc., filed a lawsuit against the Texas Department of Insurance, or TDI, and the State of Texas challenging the TDI’s interpretation and enforcement of state statutes and regulations that would make Texas a “double-pay” state. The lawsuit relates to the financial insolvency of three physician groups that had capitation contracts with PacifiCare of Texas. Under these contracts, the responsibility for claims payments to health care providers was delegated to the contracted physician groups. We made capitation payments to each of these physician groups, but they failed to pay all of the health care providers who provided health care services covered by the capitation payments. On February 11, 2002, after the date we filed our lawsuit, the Attorney General of Texas, or AG, on behalf of the State of Texas and the TDI, filed a civil complaint against PacifiCare of Texas in the District Court of Travis County, Texas alleging violations of the Texas Health Maintenance Organization Act, Texas Insurance Code and regulations under the Code and the Texas Deceptive Trade Practices Consumer Protection Act. We entered into a complete settlement of this matter and on July 26, 2004, the Court entered orders dismissing with prejudice all of the pending litigation between the parties and issued a final judgment in the lawsuit.

Also, on July 20, 2004, the Texas Medical Association and various physicians and providers who had intervened as plaintiffs were severed from the lawsuit with the State of Texas, the AG and the TDI. Litigation regarding payment of claims of the physicians and providers who intervened in the lawsuit will continue under the case name Texas Medical Association, et al. v. PacifiCare of Texas, Inc. We deny all material allegations and intend to defend this action vigorously.

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Provider Instability and Insolvency. Our health care services and other expenses include write-offs of certain uncollectible receivables from providers, and the estimated cost of unpaid health care claims normally covered by our capitation payments. Depending on state law, we may be held liable for unpaid health care claims that were previously the responsibility of the capitated provider and for which we have already paid capitation. Insolvency reserves also include estimates for potentially insolvent providers that we have specifically identified, where conditions indicate claims are not being paid or claim payments have slowed considerably, and we have determined that it is probable that we will be required to make the providers’ claim payments. We continue to monitor the financial condition of our providers where there is perceived risk of insolvency and adjust our insolvency reserves as necessary. Information provided by provider groups may be unaudited, self-reported information or may not ultimately be obtained. The balance of our insolvency reserves included in medical claims and benefits payable totaled $30 million at December 31, 2004 and $37 million at December 31, 2003.

To reduce insolvency risk, we have developed contingency plans that include shifting members to other providers and reviewing operational and financial plans to monitor and maximize financial and network stability. As capitation contracts are renewed for providers we have also taken steps, where feasible, to have security reserves established for insolvency issues. Security reserves are most frequently in the forms of letters of credit or segregated funds that are held in the provider’s name in a third party financial institution. The reserves may be used to pay claims that are the financial responsibility of the provider.

Other Litigation. We are involved in various legal actions in the normal course of business, including a variety of legal actions and claims that seek monetary damages (or punitive damages that are not covered by insurance) relating but not limited to the following: (i) denial of healthcare benefits, (ii) disputes related to managed care or cost containment activities, (iii) disputes with providers, agents or brokers over compensation or other matters, (iv) disputes related to claim administration errors and failure to disclose network rate discounts and other fee and rebate arrangements, (v) disputes over rating methodology and practices or termination of coverage, (vi) disputes over copayment calculations, (vii) customer audits of our administration of ERISA and other plans, and (viii) disputes with payers and other third parties over contracted services provided by us. Our establishment of drug formularies, support of clinical trials and PBM services may increase our exposure to product liability claims associated with pharmaceuticals and medical devices. Based on current information, including consultation with our lawyers, we believe any ultimate liability that may arise from these actions, including the “In re Managed Care Litigation,” would not materially affect our consolidated financial position, results of operations or cash flows. However, our evaluation of the likely impact of these actions could change in the future and an unfavorable outcome, depending upon the amount and timing, could have a material effect on our results of operations or cash flows of a future period. For example, the loss of even one claim resulting in a significant punitive damage award could have a material adverse effect on our business. Moreover, our exposure to potential liability under punitive damage theories may decrease significantly our ability to settle these claims on reasonable terms.

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. Comprehensive Income (Loss)

The following tables summarize the components of other comprehensive income (loss) for the periods indicated:

	Pretax Amount	Income Tax Benefit (Expense)	Net-of-Tax Amount
	(Amounts in thousands)
2004:
Change in unrealized gains on marketable securities	$(40,512)	$14,753	$(25,759)
Less: reclassification adjustment for net gains realized in net income	16,419	(5,977)	10,442

Other comprehensive income (loss)	$(24,093)	$8,776	$(15,317)

2003:
Change in unrealized gains on marketable securities	$2,743	$(1,111)	$1,632
Less: reclassification adjustment for net gains realized in net income	(7,642)	3,095	(4,547)

Other comprehensive income (loss)	$(4,899)	$1,984	$(2,915)

2002:
Change in unrealized gains on marketable securities	$36,234	$(13,638)	$22,596
Less: reclassification adjustment for net gains realized in net income	(4,514)	1,697	(2,817)

Other comprehensive income	$31,720	$(11,941)	$19,779

15. Business Segment Information

We sell health care services in the form of bundled managed care and supplemental managed care products to members of all ages. Thus, our customer is the individual. However, we are paid by employer groups and the Federal Government who offer our health plans, along with other health plans, to their employees (or in the case of Medicare, to the individual Medicare beneficiary). The member can select our plan, or a plan offered by another health care provider. We also offer our health plans to individuals directly. We have identified our product lines as commercial, Medicare and supplemental managed care products based on the benefits offered and source of payment (commercial premiums are paid for by a combination of the employer and employee, whereas the government pays most of the premium for Medicare beneficiaries).

We have two reportable segments, the Health Plans segment, which is comprised of eight geographic operating segments and the Specialty segment which is comprised of pharmacy products, pharmacy benefit management, and dental, vision and behavioral health services. The operating segments within the Health Plans segment all have similar economic characteristics. In addition, the operating segments within the Health Plans reportable segment meet the additional following five aggregation criteria as defined under paragraph 17 of SFAS No. 131, Disclosures About Segments of An Enterprise and Related Information:

1. All operating segments provide similar health care products to the same class of customers, individuals. We generally market the same health care products throughout the country for each of our customer groups. We provide a broad spectrum of health plans to our members through programs such as HMOs for members of all ages, including senior members, PPOs, and Medicare supplement products.

2. The production processes are substantially similar for all operating segments as they support similar customer groups and products.

3. Each operating segment has the same class of customers, individuals within large and small employer groups and senior and commercial individuals.

4. Each operating segment has similar distribution channels. We use multiple distribution channels such as general agents, an on-line price-quoting service, insurance brokers and consultants who represent

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

many employer groups and direct plan enrollment for a portion of our senior members. These methods are similar across geographies.

5. The health care industry is highly regulated at both the federal and state levels. All of the geographies must comply with the same federal regulations. While each state’s laws are in some respects unique, many states have similar laws and regulations applicable to managed care and insurance companies.

The team which comprises the “chief operating decision maker” reviews commercial and senior product lines (Health Plans segment) and the specialty product line to operating income. We regularly review for changes in our segment reporting. We expect our specialty product revenues may increase in 2005 and rise to the level of a reportable segment. As a result of entering into contracts that bear margin or pricing risk, we expect there will be an increase in revenues and expenses. Accordingly, we have provided disclosures related to our Health Plans and Specialty segments in the table below.

The accounting policies of the segments are consistent with generally accepted accounting principles in the United States. The following table presents segment information for the Health Plans and Specialty segments for the years ended December 31, 2004, 2003 and 2002, as if our segment reporting structure had been effective on January 1, 2002. Intersegment revenues include internal pharmaceutical sales by our mail order pharmacy to the Health Plans segment’s members and fees recognized by the Specialty segment for services provided to the Health Plans segment. Amounts under the heading “Corporate and Other” include revenues and expenses not allocable to reportable segments. Intersegment transactions are eliminated in consolidation under the heading “Corporate and Other.”

	Health Plans		Specialty	Corporate and Other	Consolidated
	(Amounts in thousands)
2004:
Operating revenue from external customers	$11,496,620		$691,367	$—	$12,187,987
Intersegment revenues	18,759		349,846	(368,605)	—
Net investment income	87,443		1,374	—	88,817
Selling, general and administrative expenses	1,362,089		199,158	—	1,561,247
Depreciation and amortization expense	59,357		10,932	—	70,289
Segment operating income	427,291		114,487	—	541,778
Segment assets	$4,440,448		$364,768	$421,701	$5,226,917

2003:
Operating revenue from external customers	$10,438,522		$498,668	$—	$10,937,190
Intersegment revenues	1,360		276,281	(277,641)	—
Net investment income	70,538		783	—	71,321
Selling, general and administrative expenses	1,272,244		180,298	—	1,452,542
Depreciation and amortization expense	56,026		10,595	—	66,621
Segment operating income	426,187	(a)	63,988	—	490,175
Segment assets	$3,904,510		$318,258	$396,536	$4,619,304

2002:
Operating revenue from external customers	$10,670,576		$421,439	$—	$11,092,015
Intersegment revenues	577		271,960	(272,537)	—
Net investment income	63,398		1,089	—	64,487
Selling, general and administrative expenses	1,209,264		160,896	—	1,370,160
Impairment, disposition, restructuring, Office of Personnel Management and other charges (credits), net	3,774		—	—	3,774
Depreciation and amortization expense	63,302		10,582	—	73,884
Segment operating income	211,285		85,582	—	296,867
Segment assets	$3,699,973		$337,909	$213,251	$4,251,133

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(a)	Includes $54 million of favorable prior period health care cost adjustments recorded in 2003 related to the 2002 and prior estimate.

Our largest source of revenue is the federal government. Sources of federal government revenues include revenues from Medicare beneficiaries and from federal employees covered by the Federal Employee Health Benefits Program, or FEHBP, who are included in our commercial product line. Federal government revenues were $6.2 billion in 2004, $5.9 billion in 2003 and $6.3 billion in 2002.

16. Financial Guarantees

Certain of our domestic subsidiaries fully and unconditionally guarantee the 10 3/4% senior notes. The Guarantor Subsidiaries, excluding MEDeMORPHUS Healthcare Solutions, Inc., PacifiCare of Arizona, Inc. and PacifiCare of Oklahoma, Inc., are also guarantors of our senior credit facility.

The following condensed consolidating financial statements quantify the financial position as of December 31, 2003 and 2004 and the operations and cash flows for the years ended December 31, 2002, 2003 and 2004 of the Guarantor Subsidiaries listed below. The following condensed consolidating balance sheets, condensed consolidating statements of operations and condensed consolidating statements of cash flows present financial information for the following entities and utilizing the following adjustments:

Parent—PacifiCare Health Systems, Inc. on a stand-alone basis (carrying investments in subsidiaries under the equity method); PacifiCare became the parent on February 14, 1997 effective with the acquisition of FHP International Corporation, or FHP.

Guarantor Subsidiaries—(a) PacifiCare Health Plan Administrators, Inc., or PHPA, PacifiCare eHoldings, Inc., SeniorCo, Inc., MEDeMORPHUS Healthcare Solutions, Inc., RxSolutions, Inc., doing business as Prescription Solutions, PacifiCare Behavioral Health, Inc., American Medical Security Group, Inc. and SecureHorizons USA, Inc. on a stand-alone basis (carrying investments in subsidiaries under the equity method) and (b) PacifiCare of Arizona, Inc., PacifiCare of Oklahoma, Inc. and PacifiCare Southwest Operations, Inc., which are fully owned subsidiaries of PHPA.

Non-Guarantor Subsidiaries—Represents all other directly or indirectly wholly owned subsidiaries of the Parent on a condensed consolidated basis.

Consolidating Adjustments—Entries that eliminate the investment in subsidiaries and intercompany balances and transactions.

The Company—The financial information for PacifiCare Health Systems, Inc. on a condensed consolidated basis.

Provision For Income Taxes—PacifiCare and its subsidiaries record the provision for income taxes in accordance with an intercompany tax-sharing agreement. Income tax benefits available to subsidiaries that arise from net operating losses can only be used to offset the subsidiaries’ taxable income from prior years in accordance with the Federal Tax Law and taxable income in future periods.

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

For the Year Ended December 31, 2002

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Company
	(Amounts in thousands)
Operating revenue	$(10,346)	$1,762,065	$9,745,459	$(340,676)	$11,156,502
Loss from subsidiaries	(661,977)	(561,578)	—	1,223,555	—

Total operating revenue	(672,323)	1,200,487	9,745,459	882,879	11,156,502
Health care services and other expenses	—	1,335,766	8,470,577	(320,642)	9,485,701
Selling, general and administrative expenses	(121)	535,996	851,353	(17,068)	1,370,160
Impairment, disposition, restructuring, Office of Personnel Management and other charges (credits), net	18,162	(16,894)	2,506	—	3,774

Operating income (loss)	(690,364)	(654,381)	421,023	1,220,589	296,867
Interest expense, net	(67,465)	(8,508)	(1,897)	2,966	(74,904)

Income (loss) before income taxes	(757,829)	(662,889)	419,126	1,223,555	221,963
Provision (benefit) for income taxes	—	(88,540)	171,332	—	82,792

Income (loss) before cumulative effect of a change in accounting principle	(757,829)	(574,349)	247,794	1,223,555	139,171
Cumulative effect of a change in accounting principle	—	(273,222)	(623,778)	—	(897,000)

Net loss	$(757,829)	$(847,571)	$(375,984)	$1,223,555	$(757,829)

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2002

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Company
	(Amounts in thousands)
Operating activities:
Net loss	$(757,829)	$(847,571)	$(375,984)	$1,223,555	$(757,829)
Adjustments to reconcile net loss to net cash flows provided by (used in) operating activities:
Equity in income of subsidiaries	661,977	561,578	—	(1,223,555)	—
Depreciation and amortization	—	39,381	10,903	—	50,284
Stock-based compensation expense	693	—	—	—	693
Deferred income taxes	—	(1,096)	19,655		18,559
Tax benefit realized for stock option exercises	1,009	—	—	—	1,009
Amortization of intangible assets	—	4,103	19,497		23,600
Amortization of capitalized loan fees	7,784	—	—	—	7,784
Amortization of notes receivable from sale of fixed assets	—	(3,107)	—	—	(3,107)
Loss (gain) on disposal of property, plant and equipment	—	15,813	(3,020)	—	12,793
Provision (recovery) for doubtful accounts	—	(5,330)	11,676	—	6,346
Amortization of discount on 10 3/4% senior notes	266	—	—	—	266
Impairment, disposition, restructuring, Office of Personnel Management and other charges (credits), net	18,162	(12,776)	(1,612)	—	3,774
Employee benefit plan contributions in treasury stock	12,132	—	—	—	12,132
Cumulative effect of a change in accounting principle	—	273,222	623,778	—	897,000
Marketable and other securities impairment for other than temporary declines in value	11,001	—	1,542	—	12,543
Adjustment to cash received in purchase transaction	—	17	—	—	17
Changes in assets and liabilities	84,815	(89,490)	(38,810)	—	(43,485)

Net cash flows provided by (used in) operating activities	40,010	(65,256)	267,625	—	242,379

Investing activities:
Purchase of marketable securities, net	—	(48,827)	(65,160)	—	(113,987)
Purchase of property, plant and equipment	—	(51,497)	(7,777)	—	(59,274)
Purchase of marketable securities-restricted	(78,158)	(1)	(39,209)	—	(117,368)
Proceeds from the sale of property, plant and equipment	—	104	12,388	—	12,492

Net cash flows used in investing activities	(78,158)	(100,221)	(99,758)	—	(278,137)

Financing activities:
Proceeds from borrowings of long-term debt	496,945	—	—	—	496,945
Principal payments on long-term debt	(554,412)	—	104	—	(554,308)
Proceeds from issuance of common and treasury stock	4,893	—	—	—	4,893
Credit facility amendment fees and expenses	(37,789)	—	—	—	(37,789)
Payments on software financing agreement	—	(2,231)	—	—	(2,231)
Principal payments on FHP senior notes	—	(41,750)	—	—	(41,750)
Proceeds from issuance of convertible subordinated debentures	135,000	—	—	—	135,000
Proceeds from draw down under equity commitment arrangement	8,928	—	—	—	8,928
Intercompany activity:
Dividends received (paid)	790	143,399	(144,189)	—	—
Royalty dividends and loans received (paid)	—	117,613	(117,613)	—	—
Subordinated loans received (paid)	—	(17,179)	17,179	—	—
Capital contributions received (paid)	—	27,288	(27,288)	—	—

Net cash flows provided by (used in) financing activities	54,355	227,140	(271,807)	—	9,688

Net increase (decrease) in cash and equivalents	16,207	61,663	(103,940)	—	(26,070)
Beginning cash and equivalents	—	152,137	825,622	—	977,759

Ending cash and equivalents	$16,207	$213,800	$721,682	$—	$951,689

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING BALANCE SHEETS

December 31, 2003

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Company
	(Amounts in thousands)
ASSETS
Current assets:
Cash and equivalents	$—	$373,527	$824,895	$—	$1,198,422
Marketable securities	37	162,666	1,197,017	—	1,359,720
Receivables, net	991	80,985	191,663	(7,696)	265,943
Intercompany	10,110	62,769	(72,879)	—	—
Prepaid expenses and other current assets	8,074	39,999	13,133	(3,907)	57,299
Deferred income taxes	(15)	76,792	101,680	(28,640)	149,817

Total current assets	19,197	796,738	2,255,509	(40,243)	3,031,201

Property, plant and equipment at cost, net	—	111,494	37,913	—	149,407
Marketable securities-restricted	33,436	3,250	129,860	—	166,546
Deferred income taxes	—	89,758	26,907	(116,665)	—
Investment in subsidiaries	2,376,929	2,312,024	3,688	(4,692,641)	—
Goodwill and intangible assets, net	—	118,755	1,085,457	—	1,204,212
Other assets	17,549	28,688	21,701	—	67,938

	$2,447,111	$3,460,707	$3,561,035	$(4,849,549)	$4,619,304

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Medical claims and benefits payable	$—	$168,015	$864,144	$(4,659)	$1,027,500
Accounts payable and accrued liabilities	6,646	353,203	135,763	(4,802)	490,810
Deferred income taxes	—	17,846	10,794	(28,640)	—
Unearned premium revenue	—	67,150	431,472	(2,142)	496,480
Current portion of long-term debt	1,500	5,766	230	—	7,496

Total current liabilities	8,146	611,980	1,442,403	(40,243)	2,022,286

Long-term debt	471,221	4,883	1,596	—	477,700
Convertible subordinated debentures	135,000	—	—	—	135,000
Deferred income taxes	—	141,590	79,852	(116,665)	104,777
Other liabilities	—	28,004	—	—	28,004
Stockholders’ equity:
Common stock	848	—	—	—	848
Unearned compensation	(16,843)	—	—	—	(16,843)
Additional paid-in capital	1,458,310	—	—	—	1,458,310
Accumulated other comprehensive loss	22	2,202	16,591	—	18,815
Retained earnings	390,407	—	—	—	390,407
Treasury stock	—	—	—	—	—
Equity in income of subsidiaries	—	2,672,048	2,020,593	(4,692,641)	—

Total stockholders’ equity	1,832,744	2,674,250	2,037,184	(4,692,641)	1,851,537

	$2,447,111	$3,460,707	$3,561,035	$(4,849,549)	$4,619,304

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONSOLIDATING CONDENSED STATEMENTS OF OPERATIONS

For the Year Ended December 31, 2003

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Company
	(Amounts in thousands)
Operating revenue	$841	$1,928,172	$9,443,414	$(363,916)	$11,008,511
Income from subsidiaries	339,072	482,836	349	(822,257)	—

Total operating revenue	339,913	2,411,008	9,443,763	(1,186,173)	11,008,511
Health care services and other expenses	—	1,482,158	7,904,853	(321,217)	9,065,794
Selling, general and administrative expenses	166	551,149	941,395	(40,168)	1,452,542
Impairment, disposition, restructuring, Office of Personnel Management and other charges (credits), net	—	590	(590)	—	—

Operating income	339,747	377,111	598,105	(824,788)	490,175
Interest expense, net	(96,999)	(5,337)	(726)	2,531	(100,531)

Income before income taxes	242,748	371,774	597,379	(822,257)	389,644
Provision (benefit) for income taxes	—	(40,432)	187,328	—	146,896

Net income	$242,748	$412,206	$410,051	$(822,257)	$242,748

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2003

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Company
	(Amounts in thousands)
Operating activities:
Net income	$242,748	$412,206	$410,051	$(822,257)	$242,748
Adjustments to reconcile net income to net cash flows provided (used in) by operating activities:
Equity in income of subsidiaries	(339,072)	(482,836)	(349)	822,257	—
Depreciation and amortization	—	35,240	9,473	—	44,713
Stock-based compensation expense	19,092	—	—	—	19,092
Deferred income taxes	—	2,320	(48,408)	—	(46,088)
Tax benefit realized for stock option exercises	17,838	—	—	—	17,838
Amortization of intangible assets	—	2,854	19,054	—	21,908
Amortization of capitalized loan fees	7,481	—	—	—	7,481
Amortization of notes receivable from sale of fixed assets	—	(5,641)	—	—	(5,641)
Loss on disposal of property, plant and equipment and other	—	19,952	2,376	—	22,328
Provision for doubtful accounts	—	3,616	6,655	—	10,271
Amortization of discount on 10 3/4% senior notes	424	—	—	—	424
Expense related to bond redemption	28,155	—	—	—	28,155
Employer benefit plan contributions in treasury stock	1,363	—	—	—	1,363
Changes in assets and liabilities, net of effects from acquisitions and dispositions	(552,840)	581,081	21,297	—	49,538

Net cash flows provided by (used in) operating activities	(574,811)	568,792	420,149	—	414,130

Investing activities:
Purchase of marketable securities, net	—	(14,156)	(154,946)	—	(169,102)
Purchase of property, plant and equipment	—	(46,287)	(5,984)	—	(52,271)
Sale of marketable securities-restricted, net	1,376	502	17,765	—	19,643
Proceeds from the sale of property, plant and equipment	—	30	—	—	30

Net cash flows provided by (used in) investing activities	1,376	(59,911)	(143,165)	—	(201,700)

Financing activities:
Proceeds from borrowings of long-term debt	150,000	—	—	—	150,000
Principal payments on long-term debt	(151,337)	—	8	—	(151,329)
Common stock repurchases	(493)	—	—	—	(493)
Proceeds from issuance of common and treasury stock	41,146	—	—	—	41,146
Loan fees	(6,949)	—	—	—	(6,949)
Payments on software financing agreements	—	(3,683)	—	—	(3,683)
Proceeds from equity offering used for redemption of $175 million of senior notes	199,424	—	—	—	199,424
Principal payments on senior note redemption	(175,000)	—	—	—	(175,000)
Use of restricted cash collateral for payment of FHP senior notes	43,250	—	—	—	43,250
Principal payments on FHP senior notes	—	(43,250)	—	—	(43,250)
Payments of premium to bondholders for senior note redemption	(18,813)	—	—	—	(18,813)
Intercompany activity:
Dividends received (paid)	476,000	(393,917)	(82,083)	—	—
Royalty dividends and loans received (paid)	—	87,576	(87,576)	—	—
Capital contributions received (paid)	—	4,120	(4,120)	—	—

Net cash flows provided by (used in) financing activities	557,228	(349,154)	(173,771)	—	34,303

Net increase (decrease) in cash and equivalents	(16,207)	159,727	103,213	—	246,733
Beginning cash and equivalents	16,207	213,800	721,682	—	951,689

Ending cash and equivalents	$—	$373,527	$824,895	$—	$1,198,422

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING BALANCE SHEETS

December 31, 2004

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Company
	(Amounts in thousands)
ASSETS
Current assets:
Cash and equivalents	$—	$394,295	$429,809	$—	$824,104
Marketable securities	—	207,181	1,729,584	—	1,936,765
Receivables, net	996	89,426	235,527	(8,587)	317,362
Intercompany	(49,021)	84,977	(35,956)	—	—
Prepaid expenses and other current assets	5,800	38,721	16,268	(6,043)	54,746
Deferred income taxes	—	80,512	112,845	(44,655)	148,702

Total current assets	(42,225)	895,112	2,488,077	(59,285)	3,281,679

Property, plant and equipment, net	—	133,033	93,561	—	226,594
Marketable securities-restricted	31,940	4,949	103,409	—	140,298
Deferred income taxes	—	111,201	30,060	(141,261)	—
Investment in subsidiaries	3,273,114	2,646,361	7,341	(5,926,816)	—
Goodwill and intangible assets, net	—	437,274	1,068,525	—	1,505,799
Other assets	21,069	29,778	21,700	—	72,547

	$3,283,898	$4,257,708	$3,812,673	$(6,127,362)	$5,226,917

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Medical claims and benefits payable	$—	$180,890	$1,020,428	$(8,918)	$1,192,400
Accounts payable and accrued liabilities	15,203	324,455	178,034	(3,356)	514,336
Deferred income taxes	—	28,083	16,212	(44,295)	—
Unearned premium revenue	—	4,671	87,181	(2,356)	89,496
Current portion of long-term debt	34,250	3,028	256	—	37,534

Total current liabilities	49,453	541,127	1,302,111	(58,925)	1,833,766

Long-term debt	914,505	627	1,388	—	916,520
Convertible subordinated debentures	135,000	—	—	—	135,000
Deferred income taxes	—	168,940	87,054	(141,261)	114,733
Other liabilities	—	38,460	—	—	38,460
Stockholders’ equity:
Common stock	861	—	—	—	861
Unearned compensation	(32,207)	—	—	—	(32,207)
Additional paid-in capital	1,569,118	—	—	—	1,569,118
Accumulated other comprehensive income (loss)	—	(83)	3,581	—	3,498
Retained earnings	647,168	—	—	—	647,168
Equity in income of subsidiaries	—	3,508,637	2,418,539	(5,927,176)	—

Total stockholders’ equity	2,184,940	3,508,554	2,422,120	(5,927,176)	2,188,438

	$3,283,898	$4,257,708	$3,812,673	$(6,127,362)	$5,226,917

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

For the Year Ended December 31, 2004

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Company
	(Amounts in thousands)
Operating revenue	$974	$2,274,899	$10,498,439	$(497,508)	$12,276,804
Income from subsidiaries	349,426	563,902	3,668	(916,996)	—

Total operating revenue	350,400	2,838,801	10,502,107	(1,414,504)	12,276,804
Health care services and other expenses	—	1,779,421	8,834,658	(440,300)	10,173,779
Selling, general and administrative expenses	180	704,449	911,401	(54,783)	1,561,247

Operating income	350,220	354,931	756,048	(919,421)	541,778
Interest expense, net	(47,066)	(2,890)	(510)	2,425	(48,041)

Income before income taxes	303,154	352,041	755,538	(916,996)	493,737
Provision (benefit) for income taxes	—	(55,277)	245,860	—	190,583

Net income	$303,154	$407,318	$509,678	$(916,996)	$303,154

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

For the Year Ended December 31, 2004

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Company
	(Amounts in thousands)
Operating activities:
Net income	$303,154	$407,318	$509,678	$(916,996)	$303,154
Adjustments to reconcile net income to net cash flows provided by (used in) operating activities:
Equity in income of subsidiaries	(349,426)	(563,902)	(3,668)	916,996	—
Depreciation and amortization	—	41,934	8,569	—	50,503
Stock-based compensation expense	33,467	—	—	—	33,467
Deferred income taxes	—	15,038	15,836	—	30,874
Tax benefit realized upon exercise of stock-based compensation	29,627	—	—	—	29,627
Amortization of intangible assets	—	2,856	16,930	—	19,786
Amortization of capitalized loan fees	8,364	—	—	—	8,364
Amortization of notes receivable from sale of fixed assets	—	(5,626)	—	—	(5,626)
Loss on disposal of property, plant and equipment	—	3,052	(574)	—	2,478
Provision (recovery) for doubtful accounts	—	(5,955)	7,559	—	1,604
Amortization of discount on 10 3/4% senior notes	284	—	—	—	284
Changes in assets and liabilities	4,096	(109,266)	(341,245)	—	(446,415)

Net cash flows provided by (used in) operating activities	29,566	(214,551)	213,085	—	28,100

Investing activities:
Acquisition of AMS, net of cash acquired	(445,886)	3,424	(3,424)	—	(445,886)
Purchase of marketable securities, net	—	(40,607)	(280,454)	—	(321,061)
Purchase of property, plant and equipment	—	(64,401)	(8,665)	—	(73,066)
Sale (purchase) of marketable securities—restricted, net	1,496	(1,699)	29,720	—	29,517
Proceeds from sale of property, plant and equipment	—	249	181	—	430

Net cash flows used in investing activities	(444,390)	(103,034)	(262,642)	—	(810,066)

Financing activities:
Proceeds from borrowing of long-term debt	625,000	—	—	—	625,000
Principal payments on long-term debt	(179,408)	—	(183)	—	(179,591)
Purchase and retirement of common stock	(103,291)	—	—	—	(103,291)
Proceeds from issuance of common and treasury stock	81,787	—	—	—	81,787
Loan fees	(9,264)	—	—	—	(9,264)
Payments on software financing agreement	—	(6,993)	—	—	(6,993)
Intercompany activity:
Dividends received (paid)	—	390,346	(390,346)	—	—
Capital contributions received (paid)	—	(45,000)	45,000	—	—

Net cash flows provided by (used in) financing activities	414,824	338,353	(345,529)	—	407,648

Net increase (decrease) in cash and equivalents	—	20,768	(395,086)	—	(374,318)
Beginning cash and equivalents	—	373,527	824,895	—	1,198,422

Ending cash and equivalents	$—	$394,295	$429,809	$—	$824,104

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of PacifiCare Health Systems, Inc.

We have audited the accompanying consolidated balance sheets of PacifiCare Health Systems, Inc. (the Company) as of December 31, 2004 and 2003 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These consolidated financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PacifiCare Health Systems, Inc. at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation, on a prospective basis for all employee and director awards granted, modified, or settled on or after January 1, 2003. Also, as discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets, in 2002.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of PacifiCare Health Systems, Inc.’s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2005, expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Irvine, California

February 24, 2005

PACIFICARE HEALTH SYSTEMS, INC.

QUARTERLY INFORMATION FOR 2004 AND 2003 (Unaudited)

	Quarters Ended
	March 31	June 30	September 30	December 31
	(Amounts in thousands, except per share data)
2004
Operating revenue	$2,964,123	$3,047,448	$3,105,626	$3,159,607
Operating expenses	2,843,648	2,912,170	2,952,991	3,026,217
Interest expense, net	10,817	10,853	10,182	16,189

Income before income taxes	109,658	124,425	142,453	117,201
Provision for income taxes	42,657	48,401	54,285	45,240

Net income	$67,001	$76,024	$88,168	$71,961

Basic earnings per share(2)	$0.80	$0.90	$1.05	$0.86

Diluted earnings per share(2)	$0.71	$0.80	$0.94	$0.76

Managed care and other membership(1)	2,959	2,992	2,998	3,336

2003
Operating revenue	$2,739,595	$2,730,234	$2,742,167	$2,796,515
Operating expenses	2,606,994	2,592,108	2,616,912	2,702,322
Interest expense, net	19,550	20,410	16,924	43,647

Income before income taxes	113,051	117,716	108,331	50,546
Provision for income taxes	42,281	44,718	40,841	19,056

Net income	$70,770	$72,998	$67,490	$31,490

Basic earnings per share(2)	$0.98	$1.00	$0.91	$0.40

Diluted earnings per share(2)(3)	$0.89	$0.89	$0.80	$0.36

Managed care and other membership(1)	2,897	2,885	2,883	2,912

(1)	HMO and other membership as of quarter end.
(2)	All applicable per share amounts reflect the retroactive effects of the two-for-one common stock split in the form of a stock dividend that was effective January 20, 2004.
(3)	The diluted earnings per share has been restated for the retroactive impact of Emerging Issues Task Force, or EITF, Issue No. 04-8, The Effect of Contingently Convertible Debt on Diluted Earnings Per Share. See Note 2 of the Notes to Consolidated Financial Statements.

PACIFICARE HEALTH SYSTEMS, INC.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

For The Years Ended December 31, 2004, 2003 and 2002

	Balance at Beginning of Period	Charged to Provision for Doubtful Accounts	Deductions or Write-offs, net	Balance at End of Period
	(Amounts in thousands)
Allowance for doubtful accounts:
Years ended December 31:
2004	$23,132	1,604	(8,662)	$16,074
2003	$29,814	10,271	(16,953)	$23,132
2002	$36,230	6,346	(12,762)	$29,814

PACIFICARE HEALTH SYSTEMS, INC.

EXHIBIT INDEX

2.01	Agreement and Plan of Merger, dated as of September 15, 2004 between the Registrant, Ashland Acquisition Corp., and American Medical Security Group, Inc. (incorporated by reference to Exhibit 2.01 of Registrant’s Form 8-K, dated September 15, 2004).

3.01	Amended and Restated Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 99.1 to Registrant’s Registration Statement on Form S-3 (File No. 333-83069)).

3.02	Certificate of Designation of Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 4.1 to Registrant’s Form 8-K, dated November 19, 1999).

3.03	Amendment to Amended and Restated Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 3.03 to the Registrant’s Form 10-Q for the quarter ended June 30, 2003).

3.04	First Amended and Restated Bylaws of Registrant (incorporated by reference to Exhibit 3.04 to Registrant’s Form 10-K for the year ended December 31, 2003).

4.01	Form of Specimen Certificate For Registrant’s Common Stock (incorporated by reference to Exhibit 4.02 to Registrant’s Form 10-K for the year ended December 31, 1999).

4.02	Indenture, dated as of November 22, 2002, between Registrant and U.S. Bank National Association (as Trustee) (incorporated by reference to Exhibit 4.4 to Registrant’s Registration Statement on Form S-3 (File No. 333-102909)).

4.03	Registration Rights Agreement, dated as of November 22, 2002, between the Registrant and Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. (incorporated by reference to Exhibit 4.6 to Registrant’s Registration Statement on Form S-3 (File No. 333-102909)).

4.04	Indenture, dated as of May 21, 2002, among PacifiCare Health Systems, Inc., as issuer of 10 3/4% Senior Notes due 2009, PacifiCare Health Plan Administrators, Inc., PacifiCare eHoldings, Inc., Rx-Connect, Inc. and SeniorCo, Inc., as initial subsidiary guarantors, and State Street Bank and Trust Company of California, N.A., as trustee (incorporated by reference to Exhibit 4.1 to Registrant’s Registration Statement on Form S-4 (File No. 333-91704)).

4.05	Registration Rights Agreement, dated May 21, 2002, by and among PacifiCare Health Systems, Inc., PacifiCare Health Plan Administrators, Inc., PacifiCare eHoldings, Inc., Rx-Connect, Inc., SeniorCo, Inc., Morgan Stanley & Co. Incorporated and UBS Warburg LLC (incorporated by reference to Exhibit 4.5 to Registrant’s Registration Statement on Form S-4 (File No. 333-91704)).

4.06	Supplemental Indenture, dated as of September 15, 2003, by and among PacifiCare Health Systems, Inc., as issuer of 10 3/4% Senior Notes due 2009, PacifiCare Health Plan Administrators, Inc., PacifiCare eHoldings, Inc., Rx-Connect, Inc., and SeniorCo, Inc., as initial subsidiary guarantors, RxSolutions, Inc., PacifiCare Behavioral Health, Inc. and Secure Horizons USA, Inc., as PHPA subsidiary guarantors, U.S. Bank National Association, as successor to the State Street Bank and Trust Company of California, N.A., as trustee (incorporated by reference to Exhibit 4.06 to Registrant’s Form 10-K for the year ended December 31, 2003).

4.07	Second Supplemental Indenture, dated as of November 19, 2003, by and among PacifiCare Health Systems, Inc., as issuer of 10 3/4% Senior Notes due 2009, PacifiCare Health Plan Administrators, Inc., PacifiCare eHoldings, Inc., MEDeMORPHUS Healthcare Solutions, Inc. (formerly known as Rx-Connect, Inc.) and SeniorCo, Inc., as initial subsidiary guarantors, RxSolutions, Inc., PacifiCare Behavioral Health, Inc. and Secure Horizons USA, Inc., as PHPA subsidiary guarantors, PacifiCare of Arizona, Inc. and PacifiCare of Oklahoma, Inc., as additional subsidiary guarantors, U.S. Bank National Association, as successor to the State Street Bank and Trust Company of California, N.A., as trustee (incorporated by reference to Exhibit 4.07 to Registrant’s Form 10-Q for the quarter ended September 30, 2004).

4.08	Third Supplemental Indenture, dated as of January 14, 2004, by and among PacifiCare Health Systems, Inc., as issuer of 10 3/4% Senior Notes due 2009, PacifiCare Health Plan Administrators, Inc., PacifiCare eHoldings, Inc., MEDeMORPHUS Healthcare Solutions, Inc. (formerly known as Rx-Connect, Inc.), SeniorCo, Inc., RxSolutions, Inc., PacifiCare Behavioral Health, Inc., Secure Horizons USA, Inc., PacifiCare of Arizona, Inc. and PacifiCare of Oklahoma, Inc., as existing subsidiary guarantors, PacifiCare Southwest Operations, Inc., as additional subsidiary guarantor, U.S. Bank National Association, as successor to the State Street Bank and Trust Company of California, N.A., as trustee (incorporated by reference to Exhibit 4.08 to Registrant’s Form 10-Q for the quarter ended September 30, 2004).

*4.09	Fourth Supplemental Indenture, dated as of December 13, 2004, by and among PacifiCare Health Systems, Inc., as issuer of 10 3/4% Senior Notes due 2009, PacifiCare Health Plan Administrators, Inc., PacifiCare eHoldings, Inc., MEDeMORPHUS Healthcare Solutions, Inc. (formerly known as Rx-Connect, Inc.), SeniorCo, Inc., Rx Solutions, Inc., PacifiCare Behavioral Health, Inc., Secure Horizons USA, Inc., PacifiCare of Arizona, Inc., PacifiCare of Oklahoma, Inc., and PacifiCare Southwest Operations, Inc., as existing subsidiary guarantors, American Medical Security Group, Inc., as additional subsidiary guarantor, U.S. Bank National Association, as successor to the State Street Bank and Trust Company of California, N.A., as trustee, a copy of which is filed herewith.

4.10	Specimen Form of Exchange Global Note for the 10 3/4% Senior Notes due 2009 (incorporated by reference to Exhibit 4.4 to Registrant’s Registration Statement on Form S-4 (File No. 333-91704)).

4.11	Rights Agreement, dated as of November 19, 1999, between the Registrant and Chase Mellon Shareholder Services, L.L.C. (incorporated by reference to Exhibit 99.2 to Registrant’s Form 8-K, dated November 19, 1999).

†10.01	Senior Executive Employment Agreement, dated as of March 30, 2004, between the Registrant and Howard G. Phanstiel (incorporated by reference to Exhibit 10.01 to Registrant’s Form 10-Q for the quarter ended March 31, 2004).

†10.02	Senior Executive Employment Agreement, dated as of August 1, 2004, between the Registrant and Gregory W. Scott (incorporated by reference to Exhibit 99.1 to Registrant’s Form 8-K, dated October 13, 2004).

†10.03	Senior Executive Employment Agreement, dated as of March 1, 2002, between Registrant and Bradford A. Bowlus (incorporated by reference to Exhibit 99.4 to Registrant’s Form 10-Q for the quarter ended March 31, 2002).

†10.04	Senior Executive Employment Agreement, dated as of July 22, 2002, between the Registrant and Jacqueline B. Kosecoff, Ph.D. (incorporated by reference to Exhibit 10.2 to Registrant’s Form 10-Q for the quarter ended September 30, 2002).

†10.05	Senior Executive Employment Agreement, dated as of March 31, 2004, between the Registrant and Katherine F. Feeny (incorporated by reference to Exhibit 10.05 to Registrant’s Form 10-Q for the quarter ended March 31, 2004).

†10.06	Senior Executive Employment Agreement, dated as of January 1, 2002, between the Registrant and Joseph S. Konowiecki (incorporated by reference to Exhibit 99.1 to Registrant’s Form 8-K, dated January 4, 2005).

†10.07	Senior Executive Employment Agreement, dated as of December 2, 2002, between the Registrant and Sharon D. Garrett (incorporated by reference to Exhibit 10.10 to Registrant’s Form 10-K for the year ended December 31, 2002).

†10.08	Senior Executive Employment Agreement, dated as of October 3, 2004, between the Registrant and Peter A. Reynolds (incorporated by reference to Exhibit 99.2 to Registrant’s Form 8-K, dated October 13, 2004).

†10.09	1996 Stock Option Plan for Officers and Key Employees of the Registrant (incorporated by reference to Exhibit 10.05 to Registrant’s Form 8-B, dated January 23, 1997).

†10.10	First Amendment to 1996 Stock Option Plan for Officers and Key Employees of the Registrant (incorporated by reference to Exhibit D to Registrant’s Proxy Statement, dated May 25, 1999).

†10.11	Second Amendment to the 1996 Stock Option Plan for Officers and Key Employees of the Registrant (incorporated by reference to Exhibit 10.13 to the Registrant’s Form 10-Q for the quarter ended June 30, 2003).

†10.12	Form of Restricted Stock Grant Notice and Restricted Stock Grant Agreement under the 1996 Stock Option Plan for Officers and Key Employees of the Registrant, as amended (incorporated by reference to Exhibit 10.12 to Registrant’s Form 10-Q for the quarter ended March 31, 2004).

†10.13	Form of Stock Option Agreement under the 1996 Stock Option Plan for Officers and Key Employees of the Registrant, as amended (incorporated by reference to Exhibit 10.13 to Registrant’s Form 10-Q for the quarter ended March 31, 2004).

†10.14	2000 Employee Plan (incorporated by reference to Exhibit 4.1 to Registrant’s Registration Statement on Form S-8 (File No. 333-44038)).

†10.15	First Amendment to the 2000 Employee Plan of the Registrant (incorporated by reference to Exhibit 10.15 to the Registrant’s Form 10-Q for the quarter ended June 30, 2003).

†10.16	Form of Restricted Stock Grant Notice and Restricted Stock Grant Agreement under the 2000 Employee Plan of the Registrant, as amended (incorporated by reference to Exhibit 10.16 to Registrant’s Form 10-Q for the quarter ended March 31, 2004).

†10.17	Form of Stock Option Agreement under the 2000 Employee Plan of the Registrant, as amended (incorporated by reference to Exhibit 10.17 to Registrant’s Form 10-Q for the quarter ended March 31, 2004).

†10.18	Amended and Restated 2000 Non-Employee Directors Stock Plan (incorporated by reference to Exhibit 1 to Registrant’s Proxy Statement, dated May 18, 2001).

†10.19	First Amendment to the Amended and Restated 2000 Non-Employee Directors Stock Plan (incorporated by reference to Exhibit 10.17 to the Registrant’s Form 10-Q for the quarter ended June 30, 2003).

†10.20	Second Amendment to the Amended and Restated 2000 Non-Employee Directors Stock Plan (incorporated by reference to Exhibit 10.18 to Registrant’s Form 10-Q for the quarter ended September 30, 2003).

†10.21	Form of Stock Option Agreement under the Amended and Restated 2000 Non-Employee Directors Stock Plan of the Registrant, as amended (incorporated by reference to Exhibit 10.21 to Registrant’s Form 10-Q for the quarter ended March 31, 2004).

†10.22	Amended and Restated 1996 Non-Officer Directors Stock Plan (incorporated by reference to Exhibit E to Registrant’s Proxy Statement, dated May 25, 1999).

†10.23	First Amendment to Amended and Restated 1996 Non-Officer Directors Stock Option Plan (incorporated by reference to Exhibit 4.4 to Registrant’s Registration Statement on Form S-8 (File No. 333-49272)).

†10.24	Form of Stock Option Agreement under the Amended and Restated 1996 Non-Officer Directors Stock Option Plan of the Registrant, as amended (incorporated by reference to Exhibit 10.24 to Registrant’s Form 10-Q for the quarter ended March 31, 2004).

†10.25	2003 Incentive Bonus Plan of the Registrant (incorporated by reference to Exhibit 10.21 to Registrant’s Form 10-K for the year ended December 31, 2003).

†10.26	2003 Management Incentive Compensation Plan of the Registrant (incorporated by reference to Annex B to Registrant’s Proxy Statement, dated May 8, 2003).

†10.27	Amended 1997 Premium Priced Stock Option Plan of the Registrant (incorporated by reference to Exhibit A to Registrant’s Definitive Proxy Statement, dated April 28, 1998).

†10.28	First Amendment to Amended 1997 Premium Priced Stock Option Plan, dated as of August 27, 1998 (incorporated by reference to Exhibit 10.12 to Registrant’s Form 10-K for the year ended December 31, 1998).

†10.29	Third Amended and Restated PacifiCare Health Systems, Inc. Stock Unit Deferred Compensation Plan, dated January 1, 2002 (incorporated by reference to Exhibit 10.20 to Registrant’s Form 10-K for the year ended December 31, 2002).

†10.30	First Amendment, dated as of January 22, 2003, to the Third Amended and Restated PacifiCare Health Systems, Inc. Stock Unit Deferred Compensation Plan, dated January 1, 2002 (incorporated by reference to Exhibit 10.21 to Registrant’s Form 10-K for the year ended December 31, 2002).

†10.31	Third Amended and Restated PacifiCare Health Systems, Inc. Non-Qualified Deferred Compensation Plan, dated as of October 23, 2003 (incorporated by reference to Exhibit 10.27 to Registrant’s Form 10-Q for the quarter ended September 30, 2003).

†10.32	Second Amended and Restated PacifiCare Health Systems, Inc. Statutory Restoration Plan, dated as of January 1, 2002 (incorporated by reference to Exhibit 10.23 to Registrant’s Form 10-K for the year ended December 31, 2002).

†10.33	Amended and Restated 2001 Employee Stock Purchase Plan (incorporated by reference to Exhibit A to Registrant’s Proxy Statement dated April 22, 2004).

10.34	Form of Contract with Eligible Medicare+Choice Organization and the Centers for Medicare and Medicaid Services for the period January 1, 2004 to December 31, 2004 (incorporated by reference to Exhibit 10.30 to Registrant’s Form 10-K for the year ended December 31, 2003).

10.35	Form of Indemnification Agreement by and between the Registrant and certain of its Directors and Executive Officers (incorporated by reference to Exhibit 10.26 to Registrant’s Form 10-Q for the quarter ended March 31, 2003).

10.36	Information Technology Services Agreement, dated as of December 31, 2001, between the Registrant and International Business Machines Corporation (incorporated by reference to Exhibit 10.27 to Registrant’s Form 10-K for the year ended December 31, 2001).

10.37	Information Technology Services Agreement, dated as of January 11, 2002, between the Registrant and Keane, Inc. (incorporated by reference to Exhibit 10.28 to Registrant’s Form 10-K for the year ended December 31, 2001).

10.38	Credit Agreement, dated as of June 3, 2003, between the Registrant, the Subsidiary Guarantors party thereto, the Lenders party thereto and JPMorgan Chase Bank as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 10.33 to the Registrant’s Form 10-Q for the quarter ended June 30, 2003).

10.39	Amendment No. 1 to the Credit Agreement, dated as of November 13, 2003, between the Registrant, the Subsidiary Guarantors party thereto and JPMorgan Chase Bank as Administrative Agent (incorporated by reference to Exhibit 10.35 to Registrant’s Form 10-K for the year ended December 31, 2003).

10.40	Amendment No. 2 to the Credit Agreement, dated as of December 17, 2003, between the Registrant, the Subsidiary Guarantors party thereto and JPMorgan Chase Bank as Administrative Agent (incorporated by reference to Exhibit 10.36 to Registrant’s Form 10-K for the year ended December 31, 2003).

10.41	Amendment No. 3 to the Credit Agreement, dated as of May 19, 2004, between the Registrant, the Subsidiary Guarantors party thereto and JPMorgan Chase Bank as Administrative Agent (incorporated by reference to Exhibit 10.41 to the Registrant’s Form 10-Q for the quarter ended June 30, 2004).

10.42	Definitive Settlement Agreement, dated as of July 23, 2003, by and among the State of Texas, the Office of the Attorney General, the Texas Department of Insurance, including the Texas Insurance Commissioner, and PacifiCare of Texas, Inc. (incorporated by reference to Exhibit 10.36 to the Registrant’s Form 10-Q for the quarter ended June 30, 2003).

11.1	Statement regarding computation of per share earnings (included in Note 2 to the Notes to Consolidated Financial Statements contained in this Annual Report on Form 10-K).

14.1	Financial Code of Ethics (incorporated by reference to Exhibit 14.1 to Registrant’s Form 10-K for the year ended December 31, 2003).

*21	List of Subsidiaries, a copy of which is filed herewith.

*23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm, a copy of which is filed herewith.

24	Power of Attorney (included on signature page).

*31.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, a copy of which is filed herewith.

*31.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, a copy of which is filed herewith.

*32.1	Certification of Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, a copy of which is filed herewith.

*32.2	Certification of Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, a copy of which is filed herewith.

*	A copy of this exhibit is being filed with this Annual Report on Form 10-K.
†	Management contract or compensatory plan or arrangement required to be filed (and/or incorporated by reference) as an exhibit to this Annual Report on Form 10-K pursuant to Item 14(c) of Form 10-K.

ANNEX F

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly Period Ended March 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 001-31700

PACIFICARE HEALTH SYSTEMS, INC.

(Exact name of Registrant as Specified in its Charter)

Delaware	95-4591529
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification Number)

5995 Plaza Drive, Cypress, California 90630

(Address of Principal Executive Offices, Including Zip Code)

(Registrant’s Telephone Number, Including Area Code) (714) 952-1121

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act)    Yes  ☒    No  ☐

There were approximately 87,129,000 shares of common stock outstanding on April 29, 2005.

PACIFICARE HEALTH SYSTEMS, INC.

FORM 10-Q

i

PART I. FINANCIAL INFORMATION

Item 1: Financial Statements

PACIFICARE HEALTH SYSTEMS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except per share data)

	March 31, 2005	December 31, 2004
	(unaudited)
ASSETS
Current assets:
Cash and equivalents	$817,665	$824,104
Marketable securities	2,007,174	1,936,765
Receivables, net	333,923	317,362
Prepaid expenses and other current assets	56,878	54,746
Deferred income taxes	139,318	148,702

Total current assets	3,354,958	3,281,679

Property, plant and equipment, net	226,155	226,594
Marketable securities-restricted	140,830	140,298
Goodwill	1,274,975	1,278,677
Intangible assets, net	221,541	227,122
Other assets	73,597	72,547

	$5,292,056	$5,226,917

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Medical claims and benefits payable	$1,202,300	$1,192,400
Accounts payable and accrued liabilities	486,990	514,336
Unearned premium revenue	95,068	89,496
Current portion of long-term debt	36,349	37,534

Total current liabilities	1,820,707	1,833,766

Long-term debt	907,707	916,520
Convertible subordinated debentures	135,000	135,000
Deferred income taxes	108,920	114,733
Other liabilities	43,633	38,460
Stockholders’ equity:
Common stock, $0.01 par value; 200,000 shares authorized; issued 87,106 shares in 2005 and 85,976 shares in 2004	871	861
Unearned compensation	(62,895)	(32,207)
Additional paid-in capital	1,628,363	1,569,118
Accumulated other comprehensive income (loss)	(14,486)	3,498
Retained earnings	724,236	647,168

Total stockholders’ equity	2,276,089	2,188,438

	$5,292,056	$5,226,917

See accompanying notes.

PACIFICARE HEALTH SYSTEMS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

(Amounts in thousands, except per share data)

	Three Months Ended March 31,
	2005	2004
Revenue:
Commercial	$1,566,332	$1,386,318
Senior	1,619,705	1,410,113
Specialty and other	221,694	149,847
Net investment income	27,892	17,845

Total operating revenue	3,435,623	2,964,123

Expenses:
Health care services and other:
Commercial	1,288,400	1,168,563
Senior	1,408,941	1,224,961
Specialty and other	132,332	81,072

Total health care services and other	2,829,673	2,474,596

Selling, general and administrative expenses	449,131	369,052

Operating income	156,819	120,475
Interest expense, net	(16,777)	(10,817)

Income before income taxes	140,042	109,658
Provision for income taxes	54,336	42,657

Net income	$85,706	$67,001

Basic earnings per share	$1.00	$0.80

Diluted earnings per share	$0.89	$0.71

See accompanying notes.

PACIFICARE HEALTH SYSTEMS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

(Amounts in thousands)

	Three Months Ended March 31,
	2005	2004
Operating activities:
Net income	$85,706	$67,001
Adjustments to reconcile net income to net cash flows provided by (used in) operating activities:
Depreciation and amortization	15,133	12,016
Tax benefit realized for stock option exercises	12,273	9,811
Deferred income taxes	11,066	2,215
Stock-based compensation expense	7,064	9,452
Amortization of intangible assets	5,581	4,946
Amortization of notes receivable from sale of fixed assets	(1,296)	(1,360)
Recovery of doubtful accounts	(1,293)	(1,220)
Amortization of capitalized loan fees	1,034	1,077
Loss on disposal of property, plant and equipment and other	309	205
Amortization of discount on 10 3/4% senior notes	71	71
Changes in assets and liabilities net of effects of acquisition:
Receivables, net	(13,972)	(47,373)
Prepaid expenses and other assets	(4,216)	(12,615)
Medical claims and benefits payable	9,900	77,000
Accounts payable and accrued liabilities:
Accrued taxes	17,838	32,240
Other changes in accounts payable and accrued liabilities	(22,586)	10,285
Unearned premium revenue	5,572	(381,782)

Net cash flows provided by (used in) operating activities	128,184	(218,031)

Investing activities:
Purchase of marketable securities, net	(99,683)	(58,689)
Purchase of property, plant and equipment	(15,003)	(14,241)
Acquisitions, net of cash acquired	(7,357)	—
Sale (purchase) of marketable securities-restricted, net	(532)	29,190

Net cash flows used in investing activities	(122,575)	(43,740)

Financing activities:
Purchase and retirement of common stock	(12,671)	(2,512)
Proceeds from issuance of common stock	10,692	21,246
Principal payments on long-term debt	(8,713)	(491)
Payments on software financing agreements	(1,356)	(2,605)

Net cash flows provided by (used in) financing activities	(12,048)	15,638

Net decrease in cash and equivalents	(6,439)	(246,133)
Beginning cash and equivalents	824,104	1,198,422

Ending cash and equivalents	$817,665	$952,289

Supplemental cash flow information:
Cash paid during the period for:
Income taxes, net of refunds	$6,071	$439
Interest	$13,542	$7,995
Supplemental schedule of noncash investing and financing activities:
Details of accumulated other comprehensive income (loss):
Change in market value of marketable securities	$(29,274)	$9,737
Decrease (increase) in deferred income taxes	11,290	(2,541)

Change in stockholders’ equity	$(17,984)	$7,196

Stock-based compensation	$2,193	$3,674

Discount on 10 3/4% senior notes	$(1,174)	$(1,458)

Details of businesses acquired in purchase transactions:
Adjustment to fair value of assets acquired	$(3,702)	$—

Adjustment to liabilities assumed	$3,702	$—

See accompanying notes.

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2005

(unaudited)

1. Basis of Presentation

PacifiCare Health Systems, Inc. offers managed care and other health insurance products to employer groups, individuals and Medicare beneficiaries throughout most of the United States and Guam. Our commercial and senior medical plans are designed to deliver quality health care and customer service to members cost-effectively. These products include health insurance, health benefits administration and indemnity insurance products such as Medicare Supplement products offered through health maintenance organizations, or HMOs, and preferred provider organizations, or PPOs. We also offer a variety of specialty managed care products and services that employees can purchase as a supplement to our basic commercial and senior plans or as stand-alone products. These products include pharmacy benefit management, or PBM, services, behavioral health services, group life and health insurance and dental and vision benefit plans.

Following the rules and regulations of the Securities and Exchange Commission, or SEC, we have omitted footnote disclosures that would substantially duplicate the disclosures contained in our annual audited financial statements. The accompanying unaudited condensed consolidated financial statements should be read together with the consolidated financial statements and the notes included in our December 31, 2004 Annual Report on Form 10-K, filed with the SEC in February 2005.

The accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting solely of normal recurring adjustments, needed to present fairly the financial results for these interim periods. The condensed consolidated results of operations presented for the interim periods are not necessarily indicative of the results for a full year.

Premium revenues are earned from products where we bear insured risk. Non-premium revenues are earned from all other sources, including revenues from our PBM mail order business, administrative fees and other revenue. Our condensed consolidated statements of income show total revenues (premium revenues and non-premium revenues) and health care services and other expenses by the following categories: commercial, senior and specialty and other.

All intercompany transactions and accounts were eliminated in consolidation.

We reclassified certain prior year amounts in the accompanying condensed consolidated financial statements to conform to the 2005 presentation.

2. Stock-Based Compensation

Effective January 1, 2003, we adopted the fair value recognition provisions of Statements of Financial Accounting Standards, or SFAS No. 123, Accounting for Stock-Based Compensation, on a prospective basis for all employee and director awards granted, modified or settled on or after January 1, 2003. Awards typically vest over four years. Therefore, costs related to stock-based employee and director compensation included in the determination of net income is less than that which would have been recognized if the fair value based method had been applied to all awards granted, modified or settled since October 1, 1995.

In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123 (Revised 2004), Share-Based Payment, or SFAS No. 123R, which is a revision of SFAS No. 123. SFAS No. 123R supersedes Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. In April 2004, the SEC delayed the implementation date of SFAS No. 123R. SFAS No. 123R, which

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2005

(unaudited)

will become effective for us on January 1, 2006, will require us to expense share-based payments under the “modified prospective” method. Under this method, compensation expense is recognized for all share-based payments granted after January 1, 2006 and also for all awards granted prior to January 1, 2006 that remain unvested as of that date. We adopted the transitional provisions of SFAS No. 123 effective January 1, 2003 using the prospective method. Consequently, compensation expense for awards that we granted prior to January 1, 2003 that are not fully vested on January 1, 2006 will be subject to expense beginning January 1, 2006 under SFAS No. 123R. We do not expect that the adoption of SFAS No. 123R will have a significant impact on our results of operations or financial position.

The following table illustrates the effect on net income and earnings per share, as if the fair value method had been applied to all outstanding and unvested awards in each period.

	Three Months Ended March 31,
	2005	2004
	(Amounts in thousands, except per share data)
Net income, as reported	$85,706	$67,001
Add stock-based compensation expense included in reported net income, net of related tax effect	2,332	4,551
Deduct total stock-based compensation expense determined under fair value method for all awards, net of related tax effect	(2,670)	(5,360)

Pro forma net income	$85,368	$66,192

Earnings per share:
Basic—as reported	$1.00	$0.80

Basic—pro forma	$0.99	$0.79

Diluted—as reported	$0.89	$0.71

Diluted—pro forma	$0.89	$0.69

The following table illustrates the components of our stock-based compensation expense for the three months ended March 31, 2005 and 2004:

	March 31, 2005		March 31, 2004
	Pretax Charges	Net of Estimated Tax Expense	Pretax Charges	Net of Estimated Tax Expense
	(Amounts in thousands)
Stock options	$2,063	$1,263	$2,117	$1,294
Employee Stock Purchase Plan	1,747	1,069	5,331	3,257

	3,810	2,332	7,448	4,551
Restricted stock(1)	3,255	1,992	2,004	1,224

Total	$7,065	$4,324	$9,452	$5,775

(1)	The recognition and measurement of restricted stock is the same under APB Opinion No. 25 and SFAS No. 123. The related expenses for the fair value of restricted stock were charged to selling, general and administrative expenses and are included in the net income, as reported amounts in the pro forma net income table above. See Note 5, “Stockholders’ Equity.”

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2005

(unaudited)

3. Acquisition of Business

Pacific Life Insurance Company. On November 29, 2004, we entered into a definitive agreement to purchase Pacific Life Insurance Company’s, or Pacific Life, group health insurance business. This acquisition was completed on April 27, 2005.

4. Long-Term Debt and Other Commitments

Convertible Subordinated Debentures. We have $135 million in aggregate principal amount of 3% convertible subordinated debentures due in 2032. The debentures are convertible into 6,428,566 shares of common stock under certain conditions, including satisfaction of a market price condition for our common stock, satisfaction of a trading price condition relating to the debentures, upon notice of redemption, or upon specified corporate transactions. Each $1,000 of the debentures is convertible into 47.619 shares of our common stock. The market price condition for conversion of the debentures is satisfied if the closing sale price of our common stock exceeds 110% of the conversion price (which is calculated at $23.10 per share) for the debentures for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of any fiscal quarter. In the event that the market price condition is satisfied during any fiscal quarter, the debentures are convertible, at the option of the holder, during the following fiscal quarter. While no debentures were converted as of March 31, 2005, they are considered common stock equivalents and are included in the calculation of weighted average shares outstanding on a diluted basis.

Beginning in October 2007, we may redeem for cash all or any portion of the debentures, at a purchase price of 100% of the principal amount plus accrued interest, upon not less than 30 nor more than 60 days’ written notice to the holders. Beginning in October 2007, and in successive 5-year increments, our holders may require us to repurchase the debentures for cash at a repurchase price of 100% of the principal amount plus accrued interest. Our payment obligations under the debentures are subordinated to our senior indebtedness, and effectively subordinated to all indebtedness and other liabilities of our subsidiaries.

10 3/4% Senior Notes. We have $325 million in aggregate principal amount of 10 3/4% senior notes due in 2009 outstanding. The 10 3/4% senior notes were issued in May 2002 at 99.389% of the aggregate principal amount; the initial discount is being amortized over the term of the notes. We may redeem the 10 3/4% senior notes at any time on or after June 1, 2006 at an initial redemption price equal to 105.375% of their principal amount plus accrued and unpaid interest. The redemption price will thereafter decline annually. Additionally, at any time on or prior to June 1, 2006, we may redeem the 10 3/4% senior notes upon a change of control, as defined in the indenture for the notes, at 100% of their principal amount plus accrued and unpaid interest and a “make-whole” premium.

Certain of our domestic subsidiaries fully and unconditionally guarantee the 10 3/4% senior notes. See Note 12, “Financial Guarantees.”

In April 2003, we entered into an interest rate swap on $300 million of our 10 3/4% senior notes for the purpose of hedging the fair value of our indebtedness. This fair value hedge was accounted for using the short-cut method under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, whereby the hedge was reported in our balance sheets at fair value, and the carrying value of the long-term debt was adjusted for an offsetting amount representing changes in fair value attributable to the hedged risk. Under the terms of the agreement, we made interest payments based on the three-month London Interbank Offered Rate, or LIBO Rate, plus 692 basis points and received interest payments based on the 10 3/4% fixed rate. Our current floating rate under the swap agreement was 9.83%, at March 31, 2005 which is based on a 90-day LIBO Rate of 2.91% plus

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2005

(unaudited)

692 basis points. The three-month LIBO Rate we used to determine our interest payments under the swap agreement was first established on June 2, 2003 and reset every three months thereafter. On April 20, 2005, we terminated our swap agreement. The remaining swap value of approximately $7.5 million, representing a discount of the fair value of our 10 3/4% senior notes, will be amortized as a yield adjustment through June 2009, which correlates to the corresponding debt maturity.

Senior Credit Facility. In December 2004, we replaced our senior credit facility with a new syndicated senior Credit Agreement, or the Credit Agreement, with the Lenders named therein, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, J.P. Morgan Securities Inc., as Sole Lead Arranger and Sole Bookrunner, Morgan Stanley Senior Funding, Inc., as Syndication Agent and Co-Arranger and CIBC, Inc., The Bank of New York, and Wells Fargo Bank, N.A., as Co-Documentation Agents. The new facility consists of a $200 million term A loan, which matures on December 13, 2009, a $425 million term B loan, which matures on December 13, 2010, and a $200 million revolving line of credit, which matures on December 13, 2009. We used the proceeds of the term A and term B loans to refinance approximately $149 million (including accrued interest and fees of approximately $1 million) outstanding under our previous senior credit facility entered into in June 2003, to refinance approximately $30 million outstanding under the senior credit facility of American Medical Security Group, Inc., or AMS, and to fund a portion of the merger consideration paid to acquire AMS. In connection with the Credit Agreement, we incurred approximately $9 million in fees and expenses that are being amortized over the life of the facility. As of March 31, 2005, we had $616 million outstanding on the term A and term B loans and no balance outstanding on the revolving line of credit. There were no borrowings under the revolving line of credit during the quarter ended March 31, 2005.

The credit facility provides us with two interest rate options for borrowings under the term loans, to which a margin spread is added: (1) the LIBO Rate multiplied by the Statutory Reserve Rate and (2) JPMorgan Chase Bank’s prime rate (or, if greater, the Federal Funds Rate plus 0.5%), which we refer to as the alternate base rate. The margin spread for the term loans is based upon our current Standard & Poor’s Ratings Services and Moody’s Investor Service debt ratings. The margin spread for LIBO Rate borrowings range from 0.75% to 1.75% per annum under the term A loan and 1.25% to 1.5% per annum under the term B loan. The margin spread for alternate base rate borrowings range from 0% to 0.75% per annum under the term A loan and 0.25% to 0.5% per annum under the term B loan. All of our borrowings under the term loans are currently LIBO Rate borrowings with rates ranging from 4.25% to 4.94%. The interest rates per annum applicable to revolving credit borrowings are, at our option, either LIBO Rate borrowings with the same margin spread as our term A loan or alternate base rate borrowings with the same margin spread applicable to the term A loan. We also pay a commitment fee on the average daily unused amount of the revolving credit commitment. The commitment fee range is based upon our current debt rating and ranges from 0.15% to 0.5% per annum. The current commitment fee rate is 0.375% per annum.

The Credit Agreement contains various covenants customary for financings of this type which place restrictions on our and/or our subsidiaries’ ability to incur debt, pay dividends, create liens, make investments, optionally repay, redeem or repurchase our securities and enter into mergers, dispositions and transactions with affiliates. The Credit Agreement also requires we meet various financial ratios, including a maximum consolidated leverage ratio, a minimum consolidated net worth requirement and a minimum fixed charge coverage requirement. At March 31, 2005, we were in compliance with all of these covenants.

Certain of our domestic subsidiaries provide guarantees and have granted security interests to the lenders in substantially all of their personal property in order to secure our obligations and their guarantees under the Credit Agreement. See Note 12, “Financial Guarantees.” We have also pledged the equity of certain of our subsidiaries to the lenders as security for the Credit Agreement.

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2005

(unaudited)

Database Financing Agreements. As of March 31, 2005, we had $2 million outstanding under various financing agreements related to the purchase of database licenses, financial accounting system software and related maintenance in connection with the implementation of our information technology, or IT, initiatives. Payments under the financing agreements are due quarterly through October 2006. The interest imputed on the payment plan agreements ranges from 4.0% to 6.5%.

Letters of Credit. Letters of credit are purchased guarantees that assure our performance or payment to third parties in connection with professional liability and workers compensation insurance policies, lease commitments and other potential obligations. Letters of credit commitments totaled $17 million at March 31, 2005 and 2004. As of March 31, 2005, our letters of credit commitments were backed by funds deposited in restricted cash accounts.

Information Technology Outsourcing Contracts. In December 2001, we entered into a 10-year contract to outsource our IT operations to International Business Machines Corporation, or IBM. Under the contract, IBM is the coordinator of our IT outsourcing arrangement, and provides IT services and day-to-day management of our IT infrastructure, including data center operations, support services and information distribution. In January 2002, we entered into a 10-year contract to outsource our IT software applications maintenance and enhancement services to Keane, Inc., or Keane. Our remaining cash obligations for base fees under these contracts over the initial 10-year terms are approximately $900 million, assuming our actual use of services equals the baselines specified in the contracts. However, because we have the ability to reduce services from the vendors under the contracts, our ultimate cash commitment may be less than the stated contract amounts. The contracts also provide for variable fees, based on services provided above certain contractual baselines. Additionally, in the event of contract termination, we may be responsible to pay termination fees to IBM and Keane. These termination fees decline as each successive year of the contract term is completed.

5. Stockholders’ Equity

Stock Repurchase Program. In May 2004, our Board of Directors authorized a share repurchase program under which up to $150 million of our common stock may be repurchased. Under the program, repurchases may be made from time to time in the open market or through privately negotiated transactions using available cash, and may be discontinued at any time. No shares were repurchased under the share repurchase program for the three months ended March 31, 2005. The remaining authorization under our stock repurchase program as of March 31, 2005 was $50 million.

Restricted Stock Awards. For the three months ended March 31, 2005 and 2004, we granted 540,300 and 783,400 shares of restricted common stock, respectively, including stock deferred into restricted stock units, as part of an employee recognition and retention program. Restrictions on these shares will expire and related charges are being amortized as earned over the vesting period of up to four years. A total of approximately 32,800 shares were forfeited during the first quarter of 2005 and 35,100 shares were forfeited in the same period of 2004.

All shares of restricted stock were issued from our 1996 Officer and Key Employee Stock Option Plan, as amended. The amount of unearned compensation recorded is based on the market value of the shares on the date of issuance and is included as a separate component of stockholders’ equity. Expenses related to the vesting of restricted stock (charged to selling, general and administrative expenses) were $3.3 million and $2.0 million for the three months ended March 31, 2005 and 2004, respectively.

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2005

(unaudited)

6. Goodwill and Intangible Assets

Effective January 1, 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets. Under this rule, goodwill is no longer amortized, but is subject to impairment tests on an annual basis or more frequently if impairment indicators exist. Under the guidance of SFAS No. 142, we use a discounted cash flow methodology to assess the fair values of our reporting units. Impairment is measured by comparing the goodwill derived from the hypothetical purchase price allocation to the carrying value of the goodwill balance. No goodwill impairment indicators existed for the three months ended March 31, 2005 and, as a result, impairment testing was not required.

Other intangible assets are being amortized over their useful lives. We estimate our intangible asset amortization will be $20 million in 2005, $19 million in 2006, $18 million in 2007, $15 million in 2008 and $15 million in 2009. The following sets forth balances of identified intangible assets, by major class, for the periods indicated:

	Cost	Accumulated Amortization	Net Balance
	(Amounts in thousands)
Intangible assets:
Employer groups	$252,320	$140,854	$111,466
Provider networks	122,751	24,132	98,619
Other	26,329	9,292	17,037

Balance at December 31, 2004	$401,400	$174,278	$227,122

Intangible assets:
Employer groups	$252,320	$145,084	$107,236
Provider networks	122,751	25,145	97,606
Other	26,329	9,630	16,699

Balance at March 31, 2005	$401,400	$179,859	$221,541

The changes in the carrying amount of goodwill, by reportable segment are as follows:

	Health Plans	Specialty	Corporate And Other	Consolidated
	(Amounts in thousands)
Balance as of January 1, 2004	$954,701	$28,403	$—	$983,104
Goodwill acquired during 2004	295,573	—	—	295,573

Balance at December 31, 2004	1,250,274	28,403	—	1,278,677

Adjustments to goodwill acquired in 2004	(3,702)	—	—	(3,702)

Balance at March 31, 2005	$1,246,572	$28,403	$—	$1,274,975

Goodwill adjustments of $3.7 million for the quarter ended March 31, 2005 relate to the acquisition of AMS.

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2005

(unaudited)

7. Health Care Services and Other Expenses

The following table presents the components of total health care services and other expenses for the three months ended March 31, 2005 and 2004:

	Three Months Ended March 31,
	2005		2004
	Commercial	Senior	Commercial	Senior
	(Amounts in millions)
Capitation expense	$384	$769	$398	$702
All other health care services and other expenses	904	640	771	523

Total health care services and other expenses	$1,288	$1,409	$1,169	$1,225

8. Contingencies

In Re Managed Care.

In mid-2000, various federal actions against managed care companies, including us, were joined in a multi-district litigation that was coordinated for pre-trial proceedings in the United States District Court for the Southern District of Florida. This litigation is known as “In re Managed Care Litigation.” Thereafter, Dr. Dennis Breen, Dr. Leonard Klay, Dr. Jeffrey Book and several other physicians, along with several medical associations, including the California Medical Association, joined the “In re Managed Care” proceeding as plaintiffs. These physicians sued several managed care companies, including us, alleging, among other things, that the companies have systematically underpaid providers for medical services to members, have delayed payments, and that the companies impose unfair contracting terms on providers and negotiate capitation payments that are inadequate to cover the costs of health care services provided.

We sought to compel arbitration of all of Dr. Breen’s, Dr. Book’s and other physician claims against us. The District Court granted our motion to compel arbitration against all of these claims except for claims for violations of the Racketeer Influenced and Corrupt Organizations Act, or RICO (“Direct RICO Claims”), and for their RICO conspiracy and aiding and abetting claims that stem from contractual relationships with other managed care companies. On April 7, 2003, the United States Supreme Court held that the District Court should have compelled arbitration of the Direct RICO Claims filed by Dr. Breen and Dr. Book. On September 15, 2003, the District Court entered another ruling on several of our motions to compel arbitration, ordering arbitration of all claims arising out of our contracts with plaintiffs containing arbitration clauses. The District Court, however, also ruled that (a) plaintiffs’ RICO conspiracy and aiding and abetting claims against us that stem from contractual relationships with other managed care companies and (b) plaintiffs’ claims based on services they provided to our members outside of any contractual relationship with us or assignments from our members do not need to be arbitrated. As a result, the order to compel arbitration does not cover part of the conspiracy and aiding and abetting claims of all plaintiffs or any of the direct claims by a subset of plaintiffs (non-contracted plaintiffs who provide services to our members but do not accept assignments from them).

On September 26, 2002, the District Court certified a nationwide RICO class of virtually all physicians in the country as well as a nationwide state-law subclass of physicians. On September 1, 2004, the Eleventh Circuit upheld part of the class certified by the District Court. Specifically, the Eleventh Circuit upheld the District Court’s certification of a nationwide RICO class of physicians, but reversed the District Court’s certification of plaintiffs’ state law claims. The District Court has set a trial date for September 2005. We deny all material allegations and intend to defend the action vigorously.

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2005

(unaudited)

Several additional lawsuits have been filed against us and the other defendants in the “In re Managed Care Litigation” by non-physician providers of health care services, such as chiropractors and podiatrists. Those lawsuits have been assigned to the District Court for pre-trial proceedings, but are currently stayed pending the completion of pre-trial matters in the physician class action.

In 2004, two California actions were filed against us and other managed care companies relating to hospital practices of placing liens on third party recoveries obtained by members of the Managed Care Organizations or MCOs and a federal action was filed against us relating to our practice of demanding repayment of third party recoveries. We deny all material allegations in each of these lawsuits which are described in more detail below and intend to defend each of these actions vigorously.

•	Ronald Allen Gass v. Wellpoint Health Networks, Inc., et al. No. BC318704. Deeanna Foster et al., v. WellPoint Health Networks, Inc., et al. No. BC331007. On July 19, 2004, Ronald Gass filed a complaint in the California Superior Court of Los Angeles County, California, against our subsidiary, PacifiCare of California, Inc. as well as eleven other managed care companies. The fifth amended complaint alleges a single cause of action under California Business and Professions Code section 17200, et seq. Specifically, plaintiffs allege that hospitals, by placing liens on third-party recoveries obtained by MCO members, were collecting more money from the members than the hospitals were entitled to receive under their contracts with the MCOs. Plaintiffs further allege that the MCOs were permitting the hospitals to file such liens (or at least not preventing them from doing so), and the MCOs’ failure to prevent this hospital practice amounted to illegal, unfair and fraudulent conduct by the MCOs in violation of California Business and Professions Code Sec. 17200, et seq. On March 28, 2005, Deeanna Foster filed a complaint in the California Superior Court of Los Angeles County, California, against PacifiCare of California as well as eleven other managed care companies. The complaint mirrors the allegations made in the Gass complaint except the Gass case excluded all members of ERISA, FEHBA and Medicare plans the Foster action includes members of the defendants’ ERISA plans. Both complaints seek unspecified monetary damages and injunctive relief. No responsive pleadings have been filed in either action, which have been designated complex cases under California law.

•	Ruby Saucedo et al., v. PacifiCare of California and Primax Recoveries, Inc. (04-CV-9354, C.D. Cal.). On November 12, 2004, Ruby Saucedo and Carolina Segovia, who are members of our California health plans, filed a complaint in the United States District Court for the Central District of California against PacifiCare of California and Primax Recoveries, Inc. Plaintiffs allege that PacifiCare, through its agent Primax, unlawfully demanded repayment of Plaintiffs’ third-party recoveries even though the Plaintiffs had already paid their applicable deductibles and co-payments in alleged violation of ERISA. The complaint seeks unspecified monetary damages and injunctive relief. On February 9, 2005, we filed a motion to dismiss the Complaint. In April 2005, the complaint was dismissed with prejudice which terminated the case.

Gadson v. United Wisconsin Life Insurance Company. On September 29, 2004, the Circuit Court of Montgomery County, Alabama, granted final approval of the certification and settlement of a class action lawsuit, Gadson v. United Wisconsin Life Insurance Company, although approval of the settlement has been appealed to the Alabama Supreme Court. The Circuit Court had granted preliminary approval of the certification and settlement in March 2004. The lawsuit was filed in 2001 and involves issues relating to the rating methodology formerly used by AMS for group health benefit plans marketed to individuals in Alabama and Georgia. All claims of participating class members have been dismissed in exchange for the settlement consideration. On June 14, 2004, the Superior Court of Cobb County, Georgia in Parker v. American Medical Security Group, Inc., issued an order enjoining AMS from settling with Georgia residents who are members of the Gadson class. On September 2, 2004 the Superior Court certified a class of Georgia residents. On March 31, 2005, the Georgia Supreme Court ruled that the Georgia plaintiffs lacked standing to challenge the Gadson settlement and held that the injunction was invalid.

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2005

(unaudited)

Irwin v. AdvancePCS, Inc. et al. On March 26, 2003, Robert Irwin filed a complaint in the California Superior Court of Alameda County, California, against our PBM company, Prescription Solutions, as well as nine other PBM companies. On July 17, 2003, the Irwin case was coordinated with American Federation of State, County & Municipal Employees v. AdvancedPCS, et al., and transferred to Los Angeles Superior Court for coordinated proceedings. The case purports to be filed on behalf of members of non-ERISA health plans and individuals with no prescription drug coverage who have purchased drugs at retail rates. The first amended complaint, filed on November 25, 2003, alleges that each of the defendants violated California’s unfair competition law. The complaint challenges alleged business practices of PBMs, including practices relating to pricing, rebates, formulary management, data utilization and accounting and administrative processes. The complaint seeks unspecified monetary damages and injunctive relief. On May 5, 2004, Prescription Solutions filed a petition to compel arbitration. On July 9, 2004, the Superior Court granted the petition, holding that Irwin’s request for monetary relief can only be resolved in arbitration and staying Irwin’s request for injunctive relief against Prescription Solutions until an appropriate arbitration is completed. Discovery is proceeding against most other defendants but is stayed as to Prescription Solutions pending arbitration. We deny all material allegations and intend to defend the action vigorously.

Other Litigation. We are involved in various legal actions in the normal course of business, including a variety of legal actions and claims that seek monetary damages (or punitive damages that are not covered by insurance) relating but not limited to the following: (i) denial of healthcare benefits, (ii) disputes related to managed care or cost containment activities, (iii) disputes with providers, agents or brokers over compensation or other matters, (iv) disputes related to claim administration errors and failure to disclose network rate discounts and other fee and rebate arrangements, (v) disputes over rating methodology and practices or termination of coverage, (vi) disputes over copayment calculations, (vii) customer audits of our administration of ERISA and other plans, and (viii) disputes with payers and other third parties over contracted services provided by us. Our establishment of drug formularies, support of clinical trials and PBM services may increase our exposure to product liability claims associated with pharmaceuticals and medical devices. Based on current information, including consultation with our lawyers, we believe any ultimate liability that may arise from these actions, including the “In re Managed Care Litigation,” would not materially affect our consolidated financial position, results of operations or cash flows. However, our evaluation of the likely impact of these actions could change in the future and an unfavorable outcome, depending upon the amount and timing, could have a material effect on our results of operations or cash flows of a future period. For example, the loss of even one claim resulting in a significant punitive damage award could have a material adverse effect on our business. Moreover, our exposure to potential liability under punitive damage theories may decrease significantly our ability to settle these claims on reasonable terms.

Provider Instability and Insolvency. Our health care services and other expenses include write-offs of certain uncollectible receivables from providers, and the estimated cost of unpaid health care claims normally covered by our capitation payments. Depending on state law, we may be held liable for unpaid health care claims that were previously the responsibility of the capitated provider and for which we have already paid capitation. Insolvency reserves also include estimates for potentially insolvent providers that we have specifically identified, where conditions indicate claims are not being paid or claim payments have slowed considerably, and we have determined that it is probable that we will be required to make the providers’ claim payments. We continue to monitor the financial condition of our providers where there is perceived risk of insolvency and adjust our insolvency reserves as necessary. Information provided by provider groups may be unaudited, self-reported information or may not ultimately be obtained. The balance of our insolvency reserves included in medical claims and benefits payable totaled $25 million at March 31, 2005 and $30 million at December 31, 2004.

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2005

(unaudited)

To reduce insolvency risk, we have developed contingency plans that include shifting members to other providers and reviewing operational and financial plans to monitor and maximize financial and network stability. As capitation contracts are renewed for providers we have also taken steps, where feasible, to have security reserves established for insolvency issues. Security reserves are most frequently in the forms of letters of credit or segregated funds that are held in the provider’s name in a third party financial institution. The reserves may be used to pay claims that are the financial responsibility of the provider.

9. Earnings Per Share

The following table includes a reconciliation of the numerators and denominators for the computation of basic and diluted earnings per share.

	Three Months Ended March 31,
	2005	2004
	(Amounts in thousands, except per share data)
Basic Earnings Per Share Calculation:

Numerator
Net income	$85,706	$67,001

Denominator
Shares outstanding at the beginning of the period(1)	85,162	83,339
Weighted average number of shares issued:
Stock options exercised and treasury stock reissued, net	726	932

Denominator for basic earnings per share	85,888	84,271

Basic earnings per share	$1.00	$0.80

Diluted Earnings Per Share Calculation:

Numerator
Net income	$85,706	$67,001
Adjustment for interest expense avoided on convertible subordinated debentures, net of tax	620	618

Net income, as adjusted for interest expense avoided on convertible subordinated debentures	$86,326	$67,619

Denominator
Denominator for basic earnings per share	85,888	84,271
Common stock equivalents related to convertible subordinated debentures	6,429	6,429
Employee stock options and other dilutive potential common shares(2)	4,757	4,763

Denominator for diluted earnings per share	97,074	95,463

Diluted earnings per share	$0.89	$0.71

(1)	Excludes 1,022,000 and 1,030,000 shares of restricted common stock which have been granted under our stock-based compensation plans but have not vested as of March 31, 2005 and 2004, respectively.

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2005

(unaudited)

(2)	Certain options to purchase common stock were not included in the calculation of diluted earnings per share because their exercise prices were greater than the average market price of our common stock for the periods presented. For the three months ended March 31, 2005 and 2004, these excluded weighted options outstanding totaled 0.2 million shares and 1.7 million shares, respectively, with exercise prices ranging from $54.57 to $64.26 per share. For the three months ended March 31, 2005 and 2004, the average market value used in the computation of dilutive employee stock options and other dilutive potential common shares was $60.92 and $34.48, respectively.

10. Comprehensive Income

Comprehensive income represents our net income plus changes in equity, other than those changes resulting from investments by, and distributions to, our stockholders. Such changes include unrealized gains or losses on our available-for-sale securities. Our comprehensive income totaled $68 million and $74 million for the three months ended March 31, 2005 and 2004, respectively.

11. Business Segment Information

We sell health care services in the form of bundled managed care and supplemental managed care products to members of all ages. Thus, our customer is the individual. However, we are paid by employer groups and the Federal Government who offer our health plans, along with other health plans, to their employees (or in the case of Medicare, to the individual Medicare beneficiary). The member can select one of our plans, or a plan offered by another health care insurer. We also offer our health plans to individuals directly. We have identified our product lines as commercial, Medicare and supplemental managed care products based on the benefits offered and source of payment (commercial premiums are paid for by a combination of the employer and employee, whereas the government pays most of the premium for Medicare beneficiaries).

We have two reportable segments, the Health Plans segment, which is comprised of eight principal geographic operating segments and the Specialty segment which is comprised of pharmacy products, pharmacy benefit management, and dental, vision and behavioral health services. The operating segments within the reportable Health Plans segment all have similar economic characteristics. In addition, the operating segments within the reportable Health Plans segment meet the additional following five aggregation criteria as defined under paragraph 17 of SFAS No. 131, Disclosures About Segments of An Enterprise and Related Information:

1.	All operating segments provide similar health care products to the same class of customers, individuals. We generally market similar health care products throughout the country for each of our customer groups. We provide a broad spectrum of health plans to our members through programs such as HMOs for members of all ages, including senior members, PPOs, and Medicare supplement products.

2.	The production processes are substantially similar for all operating segments as they support similar customer groups and products.

3.	Each operating segment has the same class of customers, individuals within large and small employer groups and senior and commercial individuals.

4.	Each operating segment has similar distribution channels. We use multiple distribution channels such as general agents, an on-line price-quoting service, insurance brokers and consultants who represent many employer groups and direct plan enrollment for a portion of our senior members. These methods are similar across geographies.

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2005

(unaudited)

5.	The health care industry is highly regulated at both the federal and state levels. All of the geographies must comply with the same federal regulations. While each state’s laws are in some respects unique, many states have similar laws and regulations applicable to managed care and insurance companies.

The team which comprises the “chief operating decision maker” reviews commercial and senior product lines (Health Plans segment) and the specialty product line to operating income. We regularly review for changes in our segment reporting. Our reportable segments have not changed from December 31, 2004. Accordingly, we have provided disclosures related to our Health Plans and Specialty segments in the table below.

The accounting policies of the segments are consistent with generally accepted accounting principles in the United States. The following table presents segment information for the Health Plans and Specialty segments for the three months ended March 31, 2005 and 2004, as if our segment reporting structure had been effective on January 1, 2004. Intersegment revenues include internal pharmaceutical sales by our mail order pharmacy to the Health Plans segment’s members and fees recognized by the Specialty segment for services provided to the Health Plans segment. Amounts under the heading “Corporate and Other” include revenues and expenses not allocable to reportable segments. Intersegment transactions are eliminated in consolidation under the heading “Corporate and Other.”

	Health Plans	Specialty	Corporate and Other	Consolidated
	(Amounts in thousands)
Three months ended March 31, 2005:
Operating revenue from external customers	$3,186,037	$221,694	$—	$3,407,731
Intersegment revenues	5,509	260,503	(266,012)	—
Segment operating income	120,791	36,028	—	156,819
Segment assets	$4,566,948	$358,370	$366,738	$5,292,056

Three months ended March 31, 2004:
Operating revenue from external customers	$2,796,431	$149,847	$—	$2,946,278
Intersegment revenues	2,974	83,015	(85,989)	—
Segment operating income	90,021	30,454	—	120,475
Segment assets	$3,629,134	$354,559	$483,671	$4,467,364

Our largest source of revenue is the federal government. Sources of federal government revenues include revenues from Medicare beneficiaries and from federal employees covered by the Federal Employee Health Benefits Program, or FEHBP, who are included in our commercial product line. Federal government revenues were $1.7 billion and $1.5 billion for the three months ended March 31, 2005 and 2004, respectively.

12. Financial Guarantees

Certain of our domestic subsidiaries fully and unconditionally guarantee the 10 3/4% senior notes. The Guarantor Subsidiaries, excluding PacifiCare of Arizona, Inc. and PacifiCare of Oklahoma, Inc., are also guarantors of our senior credit facility.

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2005

(unaudited)

The following unaudited condensed consolidating financial statements quantify the financial position as of March 31, 2005 and December 31, 2004 and the operations and cash flows for the three months ended March 31, 2005 and March 31, 2004 of the Guarantor Subsidiaries listed below. The following unaudited condensed consolidating balance sheets, condensed consolidating statements of operations and condensed consolidating statements of cash flows present financial information for the following entities and utilizing the following adjustments:

Parent—PacifiCare Health Systems, Inc. on a stand-alone basis (carrying investments in subsidiaries under the equity method); PacifiCare became the parent on February 14, 1997 effective with the acquisition of FHP International Corporation, or FHP.

Guarantor Subsidiaries—(a) PacifiCare Health Plan Administrators, Inc., or PHPA, PacifiCare eHoldings, Inc., SeniorCo, Inc., RxSolutions, Inc., doing business as Prescription Solutions, PacifiCare Behavioral Health, Inc., American Medical Security Group, Inc., or AMSG, and SecureHorizons USA, Inc. on a stand-alone basis (carrying investments in subsidiaries under the equity method) and (b) PacifiCare of Arizona, Inc., PacifiCare of Oklahoma, Inc. and PacifiCare Southwest Operations, Inc., which are fully owned subsidiaries of PHPA, and Nurse Healthline, Inc. and Continental Plan Services, Inc., which are fully owned subsidiaries of AMSG.

Non-Guarantor Subsidiaries—Represents all other directly or indirectly wholly owned subsidiaries of the Parent on a condensed consolidated basis.

Consolidating Adjustments—Entries that eliminate the investment in subsidiaries and intercompany balances and transactions.

The Company—The financial information for PacifiCare Health Systems, Inc. on a condensed consolidated basis.

Provision For Income Taxes—PacifiCare and its subsidiaries record the provision for income taxes in accordance with an intercompany tax-sharing agreement. Income tax benefits available to subsidiaries that arise from net operating losses can only be used to offset the subsidiaries’ taxable income from prior years in accordance with the Federal Tax Law and taxable income in future periods.

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2005

(unaudited)

CONDENSED CONSOLIDATING BALANCE SHEETS

March 31, 2005

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Company
	(Amounts in thousands)
ASSETS
Current assets:
Cash and equivalents	$—	$400,469	$417,196	$—	$817,665
Marketable securities	—	221,545	1,785,629	—	2,007,174
Receivables, net	9,091	67,492	264,785	(7,445)	333,923
Intercompany	(27,369)	44,352	(16,983)	—	—
Prepaid expenses and other current assets	2,543	39,560	18,630	(3,855)	56,878
Deferred income taxes	—	78,116	109,009	(47,807)	139,318

Total current assets	(15,735)	851,534	2,578,266	(59,107)	3,354,958

Property, plant and equipment, net	—	154,632	71,523	—	226,155
Marketable securities-restricted	32,046	4,311	104,473	—	140,830
Deferred income taxes	—	109,656	30,060	(139,716)	—
Investment in subsidiaries	3,345,165	2,744,258	7,445	(6,096,868)	—
Goodwill and intangible assets, net	—	431,691	1,064,825	—	1,496,516
Other assets	20,929	30,969	21,699	—	73,597

	$3,382,405	$4,327,051	$3,878,291	$(6,295,691)	$5,292,056

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Medical claims and benefits payable	$—	$192,778	$1,015,626	$(6,104)	$1,202,300
Accounts payable and accrued liabilities	16,566	293,123	182,502	(5,201)	486,990
Deferred income taxes	—	28,618	16,212	(44,830)	—
Unearned premium revenue	—	6,430	88,638	—	95,068
Current portion of long-term debt	34,250	1,856	243	—	36,349

Total current liabilities	50,816	522,805	1,303,221	(56,135)	1,820,707

Long-term debt	906,014	443	1,250	—	907,707
Convertible subordinated debentures	135,000	—	—	—	135,000
Deferred income taxes	—	169,968	78,668	(139,716)	108,920
Other liabilities	—	43,633	—	—	43,633
Stockholders’ equity:
Common stock	871	—	—	—	871
Unearned compensation	(62,895)	—	—	—	(62,895)
Additional paid-in capital	1,628,363	—	—	—	1,628,363
Accumulated other comprehensive loss	—	(1,362)	(13,124)	—	(14,486)
Retained earnings	724,236	—	—	—	724,236
Equity in income of subsidiaries	—	3,591,564	2,508,276	(6,099,840)	—

Total stockholders’ equity	2,290,575	3,590,202	2,495,152	(6,099,840)	2,276,089

	$3,382,405	$4,327,051	$3,878,291	$(6,295,691)	$5,292,056

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2005

(unaudited)

CONDENSED CONSOLIDATING BALANCE SHEETS

December 31, 2004

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Company
	(Amounts in thousands)
ASSETS
Current assets:
Cash and equivalents	$—	$394,305	$429,799	$—	$824,104
Marketable securities	—	207,181	1,729,584	—	1,936,765
Receivables, net	996	89,426	235,527	(8,587)	317,362
Intercompany	(49,021)	85,013	(35,992)	—	—
Prepaid expenses and other current assets	5,800	38,764	16,225	(6,043)	54,746
Deferred income taxes	—	80,526	112,831	(44,655)	148,702

Total current assets	(42,225)	895,215	2,487,974	(59,285)	3,281,679

Property, plant and equipment, net	—	133,033	93,561	—	226,594
Marketable securities-restricted	31,940	4,949	103,409	—	140,298
Deferred income taxes	—	111,201	30,060	(141,261)	—
Investment in subsidiaries	3,273,114	2,646,361	7,341	(5,926,816)	—
Goodwill and intangible assets, net	—	437,274	1,068,525	—	1,505,799
Other assets	21,069	29,778	21,700	—	72,547

	$3,283,898	$4,257,811	$3,812,570	$(6,127,362)	$5,226,917

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Medical claims and benefits payable	$—	$180,890	$1,020,428	$(8,918)	$1,192,400
Accounts payable and accrued liabilities	15,203	324,499	177,990	(3,356)	514,336
Deferred income taxes	—	28,083	16,212	(44,295)	—
Unearned premium revenue	—	4,671	87,181	(2,356)	89,496
Current portion of long-term debt	34,250	3,028	256	—	37,534

Total current liabilities	49,453	541,171	1,302,067	(58,925)	1,833,766

Long-term debt	914,505	627	1,388	—	916,520
Convertible subordinated debentures	135,000	—	—	—	135,000
Deferred income taxes	—	168,940	87,054	(141,261)	114,733
Other liabilities	—	38,460	—	—	38,460
Stockholders’ equity:
Common stock	861	—	—	—	861
Unearned compensation	(32,207)	—	—	—	(32,207)
Additional paid-in capital	1,569,118	—	—	—	1,569,118
Accumulated other comprehensive income (loss)	—	(83)	3,581	—	3,498
Retained earnings	647,168	—	—	—	647,168
Equity in income of subsidiaries	—	3,508,696	2,418,480	(5,927,176)	—

Total stockholders’ equity	2,184,940	3,508,613	2,422,061	(5,927,176)	2,188,438

	$3,283,898	$4,257,811	$3,812,570	$(6,127,362)	$5,226,917

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2005

(unaudited)

CONDENSED CONSOLIDATING STATEMENTS OF INCOME

For the Three Months Ended March 31, 2005

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Company
	(Amounts in thousands)
Operating revenue	$391	$804,693	$2,930,657	$(300,118)	$3,435,623
Income from subsidiaries	102,051	138,938	103	(241,092)	—

Total operating revenue	102,442	943,631	2,930,760	(541,210)	3,435,623
Health care services and other expenses	—	669,674	2,444,363	(284,364)	2,829,673
Selling, general and administrative expenses	66	176,030	287,467	(14,432)	449,131

Operating income	102,376	97,927	198,930	(242,414)	156,819
Interest expense, net	(16,670)	(1,451)	22	1,322	(16,777)

Income before income taxes	85,706	96,476	198,952	(241,092)	140,042
Provision (benefit) for income taxes	—	(11,239)	65,575	—	54,336

Net income	$85,706	$107,715	$133,377	$(241,092)	$85,706

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2005

(unaudited)

CONDENSED CONSOLIDATING STATEMENTS OF INCOME

For the Three Months Ended March 31, 2004

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Company
	(Amounts in thousands)
Operating revenue	$221	$528,577	$2,550,766	$(115,441)	$2,964,123
Income from subsidiaries	77,535	130,484	94	(208,113)	—

Total operating revenue	77,756	659,061	2,550,860	(323,554)	2,964,123
Health care services and other expenses	—	415,318	2,160,486	(101,208)	2,474,596
Selling, general and administrative expenses	75	151,149	231,371	(13,543)	369,052

Operating income	77,681	92,594	159,003	(208,803)	120,475
Interest expense, net	(10,680)	(875)	48	690	(10,817)

Income before income taxes	67,001	91,719	159,051	(208,113)	109,658
Provision (benefit) for income taxes	—	(9,286)	51,943	—	42,657

Net income	$67,001	$101,005	$107,108	$(208,113)	$67,001

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2005

(unaudited)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

For the Three Months Ended March 31, 2005

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Company
	(Amounts in thousands)
Operating activities:
Net income	$85,706	$107,715	$133,377	$(241,092)	$85,706
Adjustments to reconcile net income to net cash flows provided by (used in) operating activities:
Equity in income of subsidiaries	(102,051)	(138,938)	(103)	241,092	—
Depreciation and amortization	—	12,118	3,015	—	15,133
Tax benefit realized for stock option exercises	12,273	—	—	—	12,273
Deferred income taxes	—	3,381	7,685	—	11,066
Stock-based compensation expense	7,064	—	—	—	7,064
Amortization of intangible assets	—	1,881	3,700	—	5,581
Amortization of notes receivable from sale of fixed assets	—	(1,296)	—	—	(1,296)
Provision (recovery) for doubtful accounts	—	584	(1,877)	—	(1,293)
Amortization of capitalized loan fees	1,034	—	—	—	1,034
Loss on disposal of property, plant and equipment and other	—	309	—	—	309
Amortization of discount on 10 3/4% senior notes	71	—	—	—	71
Changes in assets and liabilities, net	(16,092)	61,685	(53,057)	—	(7,464)

Net cash flows provided by (used in) operating activities	(11,995)	47,439	92,740	—	128,184

Investing activities:
Purchase of marketable securities, net	—	(17,671)	(82,012)	—	(99,683)
Purchase of property, plant and equipment	—	(11,526)	(3,477)	—	(15,003)
Acquisitions net of cash acquired	(7,357)	—	—	—	(7,357)
Sale (purchase) of marketable securities-restricted, net	(106)	638	(1,064)	—	(532)
Intercompany transfers of property, plant and equipment	—	(22,500)	22,500	—	—

Net cash flows used in investing activities	(7,463)	(51,059)	(64,053)	—	(122,575)

Financing activities:
Purchase and retirement of common stock	(12,671)	—	—	—	(12,671)
Proceeds from issuance of common stock	10,692	—	—	—	10,692
Principal payments on long-term debt	(8,562)	—	(151)	—	(8,713)
Payments on software financing agreement	—	(1,356)	—	—	(1,356)
Intercompany activity:
Capital contributions received (paid)	(1)	16,140	(16,139)	—	—
Dividends received (paid)	30,000	(5,000)	(25,000)	—	—

Net cash flows provided by (used in) financing activities	19,458	9,784	(41,290)	—	(12,048)

Net increase (decrease) in cash and equivalents	—	6,164	(12,603)	—	(6,439)
Beginning cash and equivalents	—	394,305	429,799	—	824,104

Ending cash and equivalents	$—	$400,469	$417,196	$—	$817,665

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2005

(unaudited)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

For the Three Months Ended March 31, 2004

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Company
	(Amounts in thousands)
Operating activities:
Net income	$67,001	$101,005	$107,108	$(208,113)	$67,001
Adjustments to reconcile net income to net cash flows used in operating activities:
Equity in income of subsidiaries	(77,535)	(130,484)	(94)	208,113	—
Depreciation and amortization	—	9,962	2,054	—	12,016
Tax benefit realized for stock option exercises	9,811	—	—	—	9,811
Deferred income taxes	—	1,538	677	—	2,215
Stock-based compensation expense	9,452	—	—	—	9,452
Amortization of intangible assets	—	714	4,232	—	4,946
Amortization of notes receivable from sale of fixed assets	—	(1,360)	—	—	(1,360)
Provision for doubtful accounts	—	(6,045)	4,825	—	(1,220)
Amortization of capitalized loan fees	1,077	—	—	—	1,077
Loss on disposal of property, plant and equipment and other	—	271	(66)	—	205
Amortization of discount on 10 3/4% senior notes	71	—	—	—	71
Changes in assets and liabilities	(30,080)	(3,151)	(289,014)	—	(322,245)

Net cash flows used in operating activities	(20,203)	(27,550)	(170,278)	—	(218,031)

Investing activities:
Purchase of marketable securities, net	—	(12,792)	(45,897)	—	(58,689)
Purchase of property, plant and equipment	—	(13,838)	(403)	—	(14,241)
Sale (purchase) of marketable securities-restricted	1,844	(2,954)	30,300	—	29,190

Net cash flows provided by (used in) investing activities	1,844	(29,584)	(16,000)	—	(43,740)

Financing activities:
Purchase and retirement of common stock	(2,512)	—	—	—	(2,512)
Proceeds from issuance of common stock	21,246	—	—	—	21,246
Principal payments on long-term debt	(375)	—	(116)	—	(491)
Payments on software financing agreement	—	(2,605)	—	—	(2,605)
Intercompany activity:
Dividends received (paid)	—	110,500	(110,500)	—	—

Net cash flows provided by (used in) financing activities	18,359	107,895	(110,616)	—	15,638

Net increase (decrease) in cash and equivalents	—	50,761	(296,894)	—	(246,133)
Beginning cash and equivalents	—	373,527	824,895	—	1,198,422

Ending cash and equivalents	$—	$424,288	$528,001	$—	$952,289

Item 2: Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

In this Quarterly Report on Form 10-Q, we refer to PacifiCare Health Systems, Inc. as “PacifiCare,” “the Company,” “we,” “us,” or “our.” Statements that are not historical facts are forward-looking statements within the meaning of the Federal securities laws, and may involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated as of the date of this report. In addition, past financial and/or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends. In evaluating these forward-looking statements, you should specifically consider the risks described below under “Cautionary Statements” which follows our discussion on Critical Accounting Estimates and in other parts of this report.

We offer managed care and other health insurance products to employer groups, individuals and Medicare beneficiaries throughout most of the United States and Guam. Our commercial and senior plans are designed to deliver quality health care and customer service to members cost-effectively. These products include health insurance, health benefits administration and indemnity insurance products such as Medicare Supplement products offered through health maintenance organizations, or HMOs, and preferred provider organizations, or PPOs. We also offer a variety of specialty managed care products and services that employees and individuals can purchase as a supplement to our basic commercial and senior medical plans or as stand-alone products. These products include pharmacy benefit management, or PBM, services, behavioral health services, group life and health insurance, dental and vision benefit plans.

Acquisitions. During 2004, we entered into agreements to acquire two businesses. On December 13, 2004, we completed our acquisition of American Medical Security Group, Inc., or AMS. AMS provides an expansion of our commercial membership, strengthens our position in the individual and small group markets and adds new proprietary products including a health savings account and group life products. We paid $32.75 in cash for each share of AMS common stock outstanding and cashed out all outstanding options on a net basis for a total equity purchase price of approximately $505 million. We financed the acquisition through proceeds from a new $825 million credit facility and the use of internally generated cash. The new credit facility includes a total of $625 million of term debt, approximately $148 million of which was used to refinance our existing senior credit facility and approximately $30 million was used to refinance AMS’s senior credit facility, and a new $200 million un-utilized revolving credit facility. We recorded an estimated purchase price allocation of $292 million of goodwill and $26 million of intangible assets as a result of this acquisition. As of March 31, 2005, AMS provided a variety of individual and small group insurance products to approximately 270,000 PPO members, 195,600 dental members and 37,700 employer self-funded members.

On November 29, 2004, we entered into a definitive agreement to purchase Pacific Life Insurance Company’s, or Pacific Life, group health insurance business. This acquisition was completed on April 27, 2005.

Intercompany Transactions. All intercompany transactions and accounts are eliminated in consolidation.

Results of Operations

Revenue

Health Plans Segment. Our commercial and senior revenues include all premium revenue we receive from our health plans, indemnity insurance subsidiaries and Medicare Supplement and Senior Supplement products, as well as fee revenue we receive from administrative services we offer through our commercial and senior health plans and related subsidiaries. We receive a monthly payment on behalf of each subscriber enrolled in our commercial HMOs and our indemnity insurance service plans. Generally, our Medicare Advantage, formerly Medicare+Choice, contracts entitle us to per member per month payments from the Centers for Medicare and Medicaid Services, or CMS, on behalf of each enrolled Medicare beneficiary. We report prepaid health care premiums received from our commercial plans’ enrolled groups, CMS, and our Medicare plans’ members as revenue in the month that members are entitled to receive health care. We record premiums received in advance as unearned premium revenue.

Premiums for our commercial products and Medicare Advantage products are generally fixed in advance of the periods covered. Of our commercial business, more than 50% of our membership renews on January 1 of each year, with premiums that are generally fixed for a period of one year. In addition, each of our subsidiaries that offers Medicare Advantage products must submit adjusted community rate proposals, generally by county or service area, to CMS, in early September for each Medicare Advantage product that will be offered in the subsequent year. As a result, increases in the costs of health care services in excess of the estimated future health care services expense reflected in the premiums or the adjusted community rate proposals generally cannot be recovered in the applicable contract year through higher premiums or changes in benefit designs.

Specialty Segment. Our specialty and other revenues include all premium revenues we receive from our behavioral health, dental and vision service plans and fee revenue we receive from administrative services we offer though our specialty companies, primarily from our PBM subsidiary. Our PBM subsidiary generates mail order revenue where we, rather than network retail pharmacies, collect the member copayments for both affiliated and unaffiliated members. Additionally, we record revenues for prescription drug costs and administrative fees charged on prescriptions dispensed by our mail order pharmacy when the prescription is filled. Beginning in January 2004, our PBM subsidiary began entering into retail service contracts where we assume margin or pricing risk. Under these retail service contracts, we are separately obligated to pay our network pharmacy providers for benefits provided to our plan sponsors’ members, and as a result, we have included the total revenues we are contracted to receive from the plan sponsors as specialty and other revenue. Payments we are obligated to make under these retail service contracts to the network pharmacy providers are recorded as health care services and other expenses. For all contracts where we earn a fixed fee per transaction and we do not assume margin or pricing risk, specialty and other revenue and specialty and other health care services and other expenses do not include the network pharmacies’ drug costs and dispensing fees. Instead, we record administrative services fees that we are entitled to receive, in specialty and other revenue. In all retail pharmacy transactions, revenues recognized and expenses recorded are always exclusive of the member’s applicable copayment. Collection of copayments from members is the responsibility of the retail pharmacies.

Net Investment Income. Net investment income consists of interest income and gross realized gains and losses incurred on cash investments during each period.

Expenses

Health Plans Segment. Health care services and other expenses for our commercial plans and our senior plans primarily comprise payments to physicians, hospitals and other health care providers for services provided to our commercial and senior health plan members and indemnity insurance plan members. We pay our providers under capitated contracts, fee-for-service contracts, or a combination of both. In the situation where we pay a provider under a combination of capitation and fee-for-service, a member, during the same episode of care, may incur services that are rendered and paid for under the capitated portion of a contract with a physician or hospital and also incur services that are rendered and paid for under the fee-for-service component of the same contract.

Our fee-for-service based health care services expenses consist mostly of four cost of care components: outpatient care, inpatient care, professional services (primarily physician care) and pharmacy benefit costs. All four components are affected by both unit costs and utilization rates. Unit costs, for example, are the cost of outpatient medical procedures, inpatient hospital stays, physician fees for office visits and prescription drug prices. Utilization rates represent the volume of consumption of health services and vary with the age and health of our members and broader social and lifestyle patterns of the population as a whole.

The cost of health care provided is accrued in the month services are provided to members, based in part on estimates of claims for hospital services and other health care costs that have been incurred but not yet reported

(including those claims received but not yet paid), or IBNR, under our fee-for-service based provider contracts as well as some services under our capitation contracts for which we retain financial liability, or carve-outs, primarily using standard actuarial methodologies based on historical data. These standard actuarial methodologies include, among other factors, contractual requirements, historical utilization trends, the interval between the date services are rendered and the date claims are paid, denied claims activity, disputed claims activity, benefit changes, expected health care cost inflation, seasonality patterns and changes in membership. These estimates are adjusted in future periods as we receive actual paid claims data, and can either increase or reduce our accrued health care costs.

The cost of prescription drugs covered under our commercial and senior plans is expensed when the prescription drugs are dispensed. Our commercial and senior plans also provide incentives, through a variety of programs, for health care providers that participate in those plans to control health care costs while providing quality health care. Expenses related to these programs, which are based in part on estimates, are recorded in the period in which the related services are provided. Historically, we have primarily arranged health care services for our members by contracting with health care providers on a capitated basis, regardless of the services provided to each member. Under some of our capitation contracts, we partially share the risk of excess health care expenses with health care providers, meaning that if member utilization of health care services exceeds agreed-upon amounts or falls into certain defined categories, we partially share the excess expenses with the applicable health care provider. Under fee-for-service arrangements, we generally bear the full risk of member utilization of health care services.

Specialty Segment. Health care services and other expenses for our specialty companies primarily comprise payments to physicians, hospitals and other health care providers under capitated or fee-for-service based contracts for services provided to our behavioral health and dental and vision members and the cost of acquiring drugs by the PBM subsidiary in its mail operation and the cost of providing drugs in the retail environment for clients where we assume margin or pricing risk. Health care services and other expenses also include expenses for administrative services performed by our specialty companies.

Three Months Ended March 31, 2005 Compared to Three Months Ended March 31, 2004

Membership

Health Plans Segment Membership. Total managed care membership increased 9% to approximately 3.2 million members at March 31, 2005 from approximately 2.9 million members at March 31, 2004.

Commercial membership increased approximately 11% at March 31, 2005 compared to the prior year primarily due to an increase in membership of approximately 434,000 members in our PPO and employer self-funded products, of which approximately 308,000 were the result of the AMS acquisition. Membership increases in the PPO and employer self-funded products were offset by a net decrease in commercial HMO membership primarily due to the termination of large employer groups in Texas, California, Colorado, and Oklahoma effective January 1, 2005.

Medicare Advantage membership increased approximately 4% at March 31, 2005 compared to the prior year primarily due to increased membership in Arizona, California, and Texas due to improved field sales, service area expansions and sales through new broker channels.

Medicare Supplement membership increased approximately 25% at March 31, 2005 compared to the prior year primarily due to individual membership growth from the broker channel particularly in Texas, Michigan, and Georgia.

We anticipate that our health plans segment membership will increase in 2005, which includes expansion through our completed acquisitions.

Below is a summary of our commercial and senior membership.

	March 31, 2005			March 31, 2004
	Commercial	Medicare Advantage	Total	Commercial	Medicare Advantage	Total
Managed Care Membership(1)
Arizona	174,000	107,800	281,800	162,500	92,000	254,500
California	1,475,900	360,700	1,836,600	1,477,100	357,500	1,834,600
Colorado	222,200	52,300	274,500	247,600	52,200	299,800
Florida	29,500	—	29,500	—	—	—
Guam	26,500	—	26,500	27,100	—	27,100
Illinois	36,000	—	36,000	—	—	—
Michigan	44,100	—	44,100	—	—	—
Nevada	44,800	25,900	70,700	34,600	25,200	59,800
Oklahoma	65,800	15,100	80,900	83,400	15,800	99,200
Oregon	55,300	22,900	78,200	58,200	23,400	81,600
Texas	108,500	89,000	197,500	86,200	74,700	160,900
Washington	62,100	42,400	104,500	63,300	48,200	111,500
Other states	137,100	—	137,100	—	—	—

Total Managed Care Membership	2,481,800	716,100	3,197,900	2,240,000	689,000	2,929,000

Total Membership
Commercial
HMO			1,780,600			1,973,100
PPO			595,500			240,000
Employer self-funded			105,700			26,900

Total Commercial			2,481,800			2,240,000

Senior
Medicare Advantage			716,100			689,000
Medicare Supplement			38,100			30,400
CMS Disease Management			3,700			—

Total Senior			757,900			719,400

Total Membership			3,239,700			2,959,400

(1)	Managed care membership includes HMO and PPO membership whether risk or self-funded.

Specialty Segment Membership. PBM unaffiliated membership at March 31, 2005 increased approximately 5% compared to the prior year primarily due to a net addition of approximately 128,100 members including 19 new clients. PBM PacifiCare membership at March 31, 2005 was comparable to the prior year.

Total behavioral health membership at March 31, 2005, increased approximately 21% compared to the prior year primarily due to the addition of unaffiliated membership on the East Coast in January 2005 as well as to growth in the Employee Assistance Program and Administrative Services Only products, or ASO, partially offset by PacifiCare membership losses in California, Colorado, and Oklahoma.

Total dental and vision membership at March 31, 2005, increased approximately 44% compared to the prior year primarily due to the addition of 195,600 members as a result of the AMS acquisition and new PacifiCare vision product offerings which resulted in increased membership in Arizona, California and Nevada, as well as expansion of dental and vision benefits to ASO members in Colorado as of January 2005.

We anticipate that our specialty segment membership will increase in 2005.

Below is a summary of our specialty membership.

	March 31, 2005			March 31, 2004
	PacifiCare	Unaffiliated	Total	PacifiCare	Unaffiliated	Total
Specialty Membership:
Pharmacy benefit management(1)	2,932,000	2,554,000	5,486,000	2,959,400	2,425,900	5,385,300
Behavioral health(2)	1,970,300	2,632,500	4,602,800	2,000,700	1,788,900	3,789,600
Dental and vision(2)	736,700	428,800	1,165,500	581,800	226,000	807,800

(1)	PBM PacifiCare membership represents members that are in our commercial, Medicare Advantage, Medicare Supplement or CMS Disease Management plans, excluding members covered under other PBM contracts. All of these members either have a prescription drug benefit or are able to purchase their prescriptions utilizing our retail network contracts or our mail service.
(2)	Behavioral health, dental and vision PacifiCare membership represents members in our commercial, Medicare Advantage, and Medicare Supplement plans that are also enrolled in our behavioral health, dental and/or vision plans.

Revenues

Health Plans Segment Revenue

Commercial Revenue. Commercial revenue increased 13%, or $180 million, to $1.57 billion for the three months ended March 31, 2005, from $1.39 billion for the three months ended March 31, 2004 as follows:

Three Months Ended March 31, 2005
(Amounts in millions)
Net membership increases primarily due to the acquisition of AMS, offset by membership decreases primarily in Colorado and Oklahoma	$114
Premium rate increases	66

Increase over the comparable period of the prior year	$180

We anticipate revenue increases in 2005 primarily due to membership and rate increases, which includes expansion through our completed acquisitions.

Senior Revenue. Senior revenue increased 15%, or $210 million, to $1.62 billion for the three months ended March 31, 2005 from $1.41 billion for the three months ended March 31, 2004 as follows:

Three Months Ended March 31, 2005
(Amounts in millions)
Premium rate increases	$142
Net membership increases	68

Increase over the comparable period of the prior year	$210

Premium rate increases are comprised of rate increases and include a full quarter impact of increases in 2005 related to the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or MMA. In the first quarter of 2004 only the month of March included premium increases from the MMA legislation. Additionally, revenues related to risk adjustment factors were earned in the first quarter of 2005 with no corresponding revenue in first quarter of 2004.

We anticipate revenue increases in 2005 primarily due to membership and rate increases.

Specialty Segment Revenue. Specialty and other revenue increased 48%, or $72 million, to $222 million for the three months ended March 31, 2005, from $150 million for the three months ended March 31, 2004. The increase was primarily due to increased volume of PBM service contracts where we assume margin or pricing risk and increased mail service business as a result of increased unaffiliated PBM membership, increased revenue at our behavioral health subsidiary as a result of increased unaffiliated membership and increased dental revenues as a result of the acquisition of AMS.

Net Investment Income. Net investment income increased 56%, or $10 million, to $28 million for the three months ended March 31, 2005, from $18 million for the three months ended March 31, 2004 primarily due to higher invested balances and higher interest rates compared to the same period in the prior year.

Segment Margins

Health Plans Segment Margins

Commercial Margin. Our commercial margin increased 28%, or $60 million, to $278 million for the three months ended March 31, 2005, from $218 million for the three months ended March 31, 2004 as follows:

Three Months Ended March 31, 2005
(Amounts in millions)
Commercial revenue increases (as noted above)	$180
Increases in health care services and other expenses primarily as a result of the acquisition of AMS, offset by net commercial membership decreases primarily in Colorado and Oklahoma	(96)
Increases in health care services and other expenses as a result of trend increases	(24)

Increase over the comparable period of the prior year	$60

We anticipate our commercial margin for the year ending December 31, 2005 will be slightly higher than 2004.

Senior Margin. Our senior margin increased 14%, or $26 million, to $211 million for the three months ended March 31, 2005, from $185 million for the three months ended March 31, 2004 as follows:

Three Months Ended March 31, 2005
(Amounts in millions)
Senior revenue increases (as noted above)	$210
Increases in health care services and other expenses as a result of trend increases and benefit adjustments	(125)
Increases in health care services and other expenses as a result of net senior membership increases	(59)

Increase over the comparable period of the prior year	$26

We anticipate our senior margin for the year ending December 31, 2005 will be lower than in 2004 primarily due to health care services and other expenses which are expected to outpace the increases in our premium revenue.

Specialty Segment Margin. Our specialty and other margin increased 29%, or $20 million, to $89 million for the three months ended March 31, 2005, from $69 million for the three months ended March 31, 2004 which was primarily driven by increased volume of mail service business as a result of growth in unaffiliated PBM membership and an increase in our dental business as a result of the acquisition of AMS.

Medical Loss Ratio. Our medical loss ratios, or MLRs, are calculated using premium revenue and related health care services and other expenses and cannot be directly calculated from the line items in the Condensed Consolidated Statement of Income. Our MLRs are calculated using the following categories of revenue and expenses:

•	Private—Commercial: includes premium revenue and related health care services and other expenses for our commercial HMO products (including Federal Employees Health Benefit Program, or FEHBP, and state and local government contracts), PPO products, and other indemnity, behavioral, dental and vision plans;

•	Private—Senior: includes premium revenue and related health care services and other expenses for our Medicare Supplement and Senior Supplement products where premiums are paid in full by the employer or the consumer;

•	Government—Senior: includes premium revenue and related health care services and other expenses for our Medicare Advantage, HMO and PPO products and other senior products where premiums are paid principally through government programs.

All non-premium revenues and related health care services and other expenses are excluded from the calculation of our MLR.

The consolidated MLR and its components for the three months ended March 31, 2005 and 2004 are as follows:

	Three Months Ended March 31,
	2005	2004
Medical loss ratio:
Consolidated	84.3%	85.1%
Private—Commercial	81.9%	83.6%
Private—Senior	82.9%	83.1%
Private—Consolidated	81.9%	83.6%
Government—Senior	86.9%	86.6%
Government—Consolidated	86.9%	86.6%

Private—Commercial MLR. Our private—commercial MLR decreased to 81.9% for the three months ended March 31, 2005 compared to 83.6% for the same period in 2004. The decrease was primarily driven by a 14% increase in premium revenue, offset by a 12% increase in health care services and other expenses.

Private—Senior MLR. Our private—senior MLR decreased to 82.9% for the three months ended March 31, 2005 compared to 83.1% for the same period in 2004, primarily due to a 14% increase in premium revenue, offset by a 13% increase in health care services and other expenses.

Government—Senior MLR. Our government—senior MLR increased to 86.9% for the three months ended March 31, 2005 compared to 86.6% for the same period in 2004. The increase was driven by a 16% increase in health care services and other expenses that outpaced the 15% increase in premium revenue.

Selling, General and Administrative Expenses. Total selling, general and administrative expenses increased 22%, or $80 million, to $449 million for the three months ended March 31, 2005, from $369 million for the three months ended March 31, 2004. Total selling, general and administrative expenses increased primarily due to selling, general and administrative expenses associated with AMS, increased broker commissions as a result of a shift in product mix, increased advertising, and costs incurred in our preparations to become a national prescription drug plan administrator for the new Medicare Part D benefit.

Selling, general and administrative expenses as a percentage of operating revenue (excluding net investment income) increased compared to the same period in the prior year primarily due to the increase in selling, general and administrative expenses as described above.

	Three Months Ended March 31,
	2005	2004
Selling, general and administrative expenses as a percentage of operating revenue (excluding net investment income)	13.2%	12.5%

Interest Expense. Interest expense increased 55%, or $6 million, to $17 million for the three months ended March 31, 2005, from $11 million for the three months ended March 31, 2004. The increase was due to higher outstanding balances on our new senior credit facility which we entered into in December 2004 in conjunction with our acquisition of AMS.

Provision for Income Taxes. The effective income tax rate was 38.8% for the quarter ended March 31, 2005, compared with 38.9% for the quarter ended March 31, 2004. We have revised our effective income tax rate primarily due to a decrease in the level of non-deductible stock-based compensation in 2005.

Our effective tax rate is based on expected income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. Significant management estimates and judgments are required in determining our effective tax rate. We are routinely under audit by federal, state or local authorities regarding the timing and amount of deductions, nexus of income among various tax jurisdictions and compliance with federal, state and local tax laws. Tax assessments related to these audits may not arise until several years after tax returns have been filed. Although predicting the outcome of such tax assessments involves uncertainty, we believe that the recorded tax liabilities appropriately account for our analysis of probable outcomes, including interest and other potential obligations. Our tax liabilities are adjusted in light of changing facts and circumstances, such as the progress of audits, case law and emerging legislation and such adjustments are included in the effective tax rate.

Liquidity and Capital Resources

Operating Cash Flows. Our consolidated cash and equivalents and marketable securities increased $64 million or 2% to $2.8 billion at March 31, 2005, from $2.8 billion at December 31, 2004.

Cash flows provided by operations were $128 million (or $123 million, excluding the impact of unearned premium revenue) for the three months ended March 31, 2005 compared to cash flows used in operations of $218 million (or cash flows provided by operations of $164 million, excluding the impact of unearned premium revenue) for the three months ended March 31, 2004. The increase was primarily related to the changes in assets and liabilities as discussed below in “Other Balance Sheet Change Explanations.”

Investing Activities. For the three months ended March 31, 2005, investing activities used $123 million of cash compared to $44 million used during the three months ended March 31, 2004. The change was primarily related to increased purchases of unrestricted and restricted marketable securities and cash paid in connection with the acquisition of AMS.

Financing Activities. For the three months ended March 31, 2005, financing activities used $12 million of cash compared to $16 million provided during the three months ended March 31, 2004. The changes were as follows:

•	We received $11 million from the issuance of common stock for three months ended March 31, 2005 in connection with exercises of employee stock options and our employee stock purchase plan compared to $21 million during the same period in 2004.

•	We purchased and retired $13 million of our common stock related to the withholding of shares under our employee stock plan awards to satisfy tax withholding obligations and purchased and retired $3 million during the same period in 2004.

•	We paid $9 million on our long-term debt during the three months ended March 31, 2004 compared to $0.5 million during the same period in 2004.

In May 2004, our Board of Directors authorized the repurchase of up to $150 million of our common stock under a stock repurchase program. Share repurchases are made under our stock repurchase program from time to time through open market purchases or through privately negotiated transactions using available cash, and may be discontinued at any time. Also, in connection with our employee equity incentive plans, we may repurchase shares of common stock from employees for the satisfaction of their individual payroll tax withholdings upon vesting of restricted stock.

A summary of our repurchase activity for the three months ended March 31, 2005 and 2004 is as follows:

	Total Number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased Under our Stock Repurchase Program(2)	Dollar Value of Shares that may yet be Purchased Under the Repurchase Program(2)
2005
January 1 – January 31	220,477	$57.21	—	$49,993,000
February 1 – February 28	620	$62.00	—	$49,993,000
March 1 – March 31	303	$64.08	—	$49,993,000

Total	221,400	$57.23	—

2004
January 1 – January 31	70,200	$33.87	—	$—
February 1 – February 29	3,875	$31.72	—	$—
March 1 – March 31	303	$37.16	—	$—

Total	74,378	$33.77	—

(1)	The total number of shares purchased includes shares delivered to, or withheld by us in connection with employee payroll tax withholding upon vesting of restricted stock and shares purchased under our stock repurchase program.
(2)	Our stock repurchase program authorized the repurchase of up to $150 million of our common stock. No shares were repurchased under the stock repurchase program for the three months ended March 31, 2005.

We have $135 million in aggregate principal amount of 3% convertible subordinated debentures due in 2032. The debentures are convertible into 6,428,566 shares of common stock under certain conditions, including satisfaction of a market price condition for our common stock, satisfaction of a trading price condition relating to the debentures, upon notice of redemption, or upon specified corporate transactions.

Beginning in October 2007, we may redeem for cash all or any portion of the debentures, at a purchase price of 100% of the principal amount plus accrued interest, upon not less than 30 nor more than 60 days’ written notice to the holders. Beginning in October 2007, and in successive 5-year increments, our holders may require us to repurchase the debentures for cash at a repurchase price of 100% of the principal amount plus accrued interest. Our payment obligations under the debentures are subordinated to our senior indebtedness, and effectively subordinated to all indebtedness and other liabilities of our subsidiaries.

We have $325 million in aggregate principal amount of 10 3/4% senior notes due in 2009 outstanding. The 10 3/4% senior notes were issued in May 2002 at 99.389% of the aggregate principal amount; the initial discount is being amortized over the term of the notes. We may redeem the 10 3/4% senior notes at any time on or after June 1, 2006 at an initial redemption price equal to 105.375% of their principal amount plus accrued and unpaid interest. The redemption price will thereafter decline annually. Additionally, at any time on or prior to June 1, 2006, we may redeem the 10 3/4% senior notes upon a change of control, as defined in the indenture for the notes, at 100% of their principal amount plus accrued and unpaid interest and a “make-whole” premium.

Certain of our domestic subsidiaries fully and unconditionally guarantee the 10 3/4% senior notes. See Note 12 of the Notes to Condensed Consolidated Financial Statements.

In April 2003, we entered into an interest rate swap on $300 million of our 10 3/4% senior notes for the purpose of hedging the fair value of our indebtedness. Under the terms of the agreement, we made interest payments based on the three-month London Interbank Offered Rate, or LIBO Rate, plus 692 basis points and received interest payments based on the 10 3/4% fixed rate. Our current floating rate under the swap agreement was 9.83%, at March 31, 2005 which is based on a 90-day LIBO Rate of 2.91% plus 692 basis points. The three-month LIBO Rate we used to determine our interest payments under the swap agreement was first established on June 2, 2003 and reset every three months thereafter. On April 20, 2005, we terminated our swap agreement. The remaining swap value of approximately $7.5 million, representing a discount of the fair value of our 10 3/4% senior notes, will be amortized as a yield adjustment through June 2009, which correlates to the corresponding debt maturity.

In December 2004, we replaced our senior credit facility with a new syndicated senior Credit Agreement, or the Credit Agreement, with the Lenders named therein, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, J.P. Morgan Securities Inc., as Sole Lead Arranger and Sole Bookrunner, Morgan Stanley Senior Funding, Inc., as Syndication Agent and Co-Arranger and CIBC, Inc., The Bank of New York, and Wells Fargo Bank, N.A., as Co-Documentation Agents. The new facility consists of a $200 million term A loan, which matures on December 13, 2009, a $425 million term B loan, which matures on December 13, 2010, and a $200 million revolving line of credit, which matures on December 13, 2009. We used the proceeds of the term A and term B loans to refinance approximately $149 million (including accrued interest and fees of approximately $1 million) outstanding under our previous senior credit facility entered into in June 2003, to refinance approximately $30 million outstanding under the senior credit facility of AMS and to fund a portion of the merger consideration paid to acquire AMS. In connection with the Credit Agreement, we incurred approximately $9 million in fees and expenses that are being amortized over the life of the facility. As of March 31, 2005, we had $616 million outstanding on the term A and term B loans and no balance outstanding on the revolving line of credit. There were no borrowings under the revolving line of credit during the quarter ended March 31, 2005.

The credit facility provides us with two interest rate options for borrowings under the term loans, to which a margin spread is added: (1) the LIBO Rate multiplied by the Statutory Reserve Rate and (2) JPMorgan Chase Bank’s prime rate (or, if greater, the Federal Funds Rate plus 0.5%), which we refer to as the alternate base rate. The margin spread for the term loans is based upon our current Standard & Poor’s Ratings Services and Moody’s Investor Service debt ratings. The margin spread for LIBO Rate borrowings range from 0.75% to 1.75% per annum under the term A loan and 1.25% to 1.5% per annum under the term B loan. The margin spread for alternate base rate borrowings range from 0% to 0.75% per annum under the term A loan and 0.25% to 0.5% per annum under the term B loan. All of our borrowings under the term loans are currently LIBO Rate borrowings with rates ranging from 4.25% to 4.94%. The interest rates per annum applicable to revolving credit borrowings are, at our option, either LIBO Rate borrowings with the same margin spread as our term A loan or alternate base rate borrowings with the same margin spread applicable to the term A loan. We also pay a commitment fee on the average daily unused amount of the revolving credit commitment. The commitment fee range is based upon our current debt rating and ranges from 0.15% to 0.5% per annum. The current commitment fee rate is 0.375% per annum.

The Credit Agreement contains various covenants customary for financings of this type which place restrictions on our and/or our subsidiaries’ ability to incur debt, pay dividends, create liens, make investments, optionally repay, redeem or repurchase our securities and enter into mergers, dispositions and transactions with affiliates. The Credit Agreement also requires we meet various financial ratios, including a maximum consolidated leverage ratio, a minimum consolidated net worth requirement and a minimum fixed charge coverage requirement. At March 31, 2005, we were in compliance with all of these covenants.

Certain of our domestic subsidiaries provide guarantees and have granted security interests to the lenders in substantially all of their personal property in order to secure our obligations and their guarantees under the Credit Agreement. See Note 12 of the Notes to Condensed Consolidated Financial Statements. We have also pledged the equity of certain of our subsidiaries to the lenders as security for the Credit Agreement.

On December 13, 2004, we completed our acquisition of AMS. We paid $32.75 in cash for each share of AMS common stock outstanding and cashed out all outstanding options on a net basis for a total equity purchase price of approximately $505 million. We also repaid approximately $30 million of outstanding indebtedness of AMS in connection with the closing of the acquisition. We financed the acquisition through proceeds from a new $825 million credit facility as described above and the use of internally generated cash.

On November 29, 2004, we entered into a definitive agreement to acquire Pacific Life’s group health insurance business. This acquisition was completed on April 27, 2005.

In April 2005, our debt was rated by the major credit rating agencies as follows:

Agency	Outlook	Senior Credit Facility	10 3/4% Senior Notes	Convertible Subordinated Debentures
Moody’s	Stable	Ba2	Ba3	B1
Standard & Poor’s	Negative	BBB-	BBB-	BB+
Fitch IBCA	Stable	BB+	BB+	BB

Consequently, if we seek to raise funds in capital markets transactions, our ability to do so will be limited to issuing additional non-investment grade debt or issuing equity and/or equity-linked instruments.

We expect to fund our working capital requirements and capital expenditures during the next twelve months from our cash flow from operations or from capital market transactions. We have taken a number of steps to increase our internally generated cash flow, including increasing premiums, increasing our marketing of specialty product lines, introducing new products to generate new revenue sources and reducing our health care expenses by, among other things, exiting from unprofitable markets and cost savings initiatives. If our cash flow is less than we expect due to one or more of the risk factors described in “Cautionary Statements,” or our cash flow requirements increase for reasons we do not currently foresee or we make any acquisitions as part of our growth strategy, then we may need to draw down available funds on our revolving line of credit which matures in June 2009 or issue additional debt or equity securities. A failure to comply with any covenant in the senior credit facility could make funds under our revolving line of credit unavailable. We also may be required to take additional actions to reduce our cash flow requirements, including the deferral of planned investments aimed at reducing our selling, general and administrative expenses. The deferral or cancellation of any investments could have a material adverse impact on our ability to meet our short-term business objectives. We regularly evaluate cash requirements for current operations and commitments, and for capital acquisitions and other strategic transactions. We may elect to raise additional funds for these purposes either through additional debt or equity, the sale of investment securities or otherwise as appropriate. We have an effective shelf registration statement on file with the Securities and Exchange Commission under which we may sell common stock, preferred stock, depositary shares, debt securities, warrants, stock purchase contracts and stock purchase units in one or more offerings from time to time up to a total dollar amount of $600 million. As of March 31, 2005, we have approximately $400 million available under the shelf registration after our common stock offering in November 2003. The actual amount of any securities issued, the terms of those securities and the intended use of the proceeds from any sale, will be determined at the time of sale, if any such sale occurs.

Other Balance Sheet Change Explanations

Receivables, Net. Receivables, net as of March 31, 2005, increased $17 million from December 31, 2004 primarily due to an increase in receivables from CMS related to risk adjustment factor amounts which are expected to be received in the second half of the year.

Medical Claims and Benefits Payable. The majority of our medical claims and benefits payable represent liabilities related to our fee-for-service based contracts. Under fee-for-service based contracts, claims are payable once incurred and cash disbursements are made to health care providers for services provided to members after the related claim has been submitted and adjudicated. Under capitated contracts, health care providers are prepaid on a fixed fee per member per month basis, regardless of the services provided to members. The liabilities that arise for capitated contracts relate to timing issues primarily due to membership changes that may occur. As of March 31, 2005, approximately 89% of medical claims and benefits payable was attributable to fee-for-service based contracts.

The following table presents the breakdown of our medical claims and benefits payable:

	March 31, 2005	December 31, 2004
	(Amount in millions)
Incurred But Not Reported (IBNR)	$1,016	$1,004
Capitation and All Other Medical Claims and Benefits Payable	186	188

Medical Claims and Benefits Payable	$1,202	$1,192

Medical claims and benefits payable as of March 31, 2005 increased $10 million from the balance as of December 31, 2004, primarily due to an increase in IBNR due to an overall increase in contract rates offset by a decrease in overall risk membership, as well as payment of run-out claims on our non-renewed HMO business.

Accounts Payable and Accrued Liabilities. Accounts payable and accrued liabilities, including accrued compensation and employee benefits, decreased $27 million from the balance as of December 31, 2004, primarily due to a decrease of $47 million in accrued compensation and employee benefits as a result of payments of incentive compensation partially offset by an increase of $18 million in accrued taxes and $2 million in the timing of trade payables.

Stockholders’ Equity. The increase of $88 million in stockholders’ equity from December 31, 2004, was primarily due to net income and the activity related to share-based compensation. This increase was partially offset by the costs incurred to acquire treasury shares.

Critical Accounting Estimates

When we prepare our consolidated financial statements, we use estimates and assumptions that may affect reported amounts and disclosures. We base these estimates on historical results and various other assumptions believed to be reasonable, the results of which form the basis for making estimates concerning the carrying value of assets and liabilities that are not readily available from other sources. Actual results could differ from the amounts previously estimated, which were based on the information available at the time the estimates were made. Changes in estimates are recorded if and when better information becomes available.

We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make an assumption about a matter that was highly uncertain at the time the estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period, or use of a different estimate that we reasonably could have used in the current period, would have a material impact on our consolidated results of operations or financial condition.

Although these critical accounting estimates are primarily the responsibility of our management, our management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors and the Audit Committee has reviewed the disclosure presented below relating to them.

The accounting estimates that we believe involve the most complex judgments, and are the most critical to the accurate reporting of our financial condition and results of operations include the following:

Incurred But Not Reported or Paid Claims Reserves. We estimate the amount of our reserves for claims incurred but not reported (including those received but not yet paid), or IBNR, under our fee-for-service based provider contracts and our fee-for-service carve-outs from our capitated provider contracts, primarily using standard actuarial methodologies based on historical data. These standard actuarial methodologies include, among other factors, contractual requirements, historical utilization trends, the interval between the date services are rendered and the date claims are paid, denied claims activity, disputed claims activity, benefit changes, expected health care cost inflation, seasonality patterns and changes in membership along with a provision for adverse claims development. Because the reserve methodology is based upon historical information, it must be adjusted for known or suspected operational and environmental changes. These adjustments are made by our actuaries based on their estimate of emerging impacts to benefit costs and payment speed. The provision for adverse claims development is intended to account for variability in the following types of current and other environmental factors:

•	Changes in claims payment patterns to the extent to which emerging claims payment patterns differ from the historical payment patterns selected to calculate the IBNR reserve estimate;

•	Differences between the estimated per member per month, or PMPM, incurred expense for the most recent months and the expected PMPM based on historical PMPM incurred estimates and the estimated trend from the historical period to the most recent months;

•	Differences between the estimated impact of known differences in environmental factors and the actual impact of known environmental factors; and

•	The healthcare expense impact of present but unknown environmental factors that differ from historical norms.

All of the above factors are and have been considered in our estimates for every quarter.

We believe that the provision for adverse claims development is appropriate because it provides a relatively constant addition to the liability calculated by our standard model and hindsight has shown that often at least a portion of this reserve has been used to cover additional claims not covered by the standard model IBNR estimate and that were incurred prior to the end of a quarter but paid after quarter end.

In developing the IBNR estimate, we apply different estimation methods depending on the month for which incurred claims are being estimated. For example, we actuarially calculate completion factors using our analysis of claims payment patterns over the most recent 36-month period. The completion factor is an actuarial estimate, based upon historical experience, of the percentage of claims incurred during a given period that has been adjudicated by us as of the date of estimation. We then apply these completion factors to the actual claims paid-to-date for each incurral month, except for the most recent months, to estimate the expected amount of ultimate incurred claims for each of these months. We do not believe that completion factors are a reliable basis for estimating claims incurred for the most recent two to four months, because claims likely have not had enough time to achieve a trendable level of completion. Therefore, for the more recent months, we estimate our claims incurred by applying observed trend factors to the PMPM costs for prior months, which costs have been estimated using completion factors, in order to estimate the PMPMs for the most recent months. We validate our estimates of the most recent PMPMs by comparing the most recent months’ utilization levels to the utilization levels in older months. This approach is consistently applied from period to period.

The completion factors and claims PMPM trend factors are the most significant factors we use in estimating our IBNR. The following table illustrates the sensitivity of these factors and the estimated potential impact on our operating results caused by these factors:

Completion Factor(a) Increase (Decrease) in Factor	Increase (Decrease) in Medical Claims Payable
(Amounts in millions)
(3)%	$53
(2)%	35
(1)%	17
1%	(17)
2%	(34)
3%	(50)

Claims Trend(b) Increase (Decrease) in Factor	Increase (Decrease) in Medical Claims Payable
(Amounts in millions)
(3)%	$(19)
(2)%	(13)
(1)%	(6)
1%	6
2%	13
3%	19

(a)	Reflects estimated potential changes in medical claims payable caused by changes in completion factors in each of the most recent four months.
(b)	Reflects estimated potential changes in medical claims payable caused by changes in annualized claims trend used for the estimation of PMPM claims for the most recent four months.

In addition, assuming a hypothetical 1% difference between our March 31, 2005 estimated claims liability and the actual claims incurred run-out, net income for the year ended March 31, 2005 would increase or decrease by approximately $10 million, while diluted net income per share would increase or decrease by $0.06 per share, net of tax.

The estimates for submitted claims and IBNR claims liabilities are made on an accrual basis and adjusted, based on actual claims data, in future periods as required. Adjustments to prior period estimates, if any, are included in the current period. We also consider exceptional situations that might require judgmental adjustments in establishing our best estimate, such as system conversions, processing interruptions, or environmental changes. None of these factors had a material impact on the development of our claims payable estimates during any of the periods reflected in this filing.

For new products, estimates are initially based on health care cost data provided by third parties. This data includes assumptions for member age, gender and geography. The models that we use to prepare estimates for each product are adjusted to be in line with the approach discussed above as we accumulate actual claims data. Such estimates could materially understate or overstate our actual liability for medical claims and benefits payable.

Provider Insolvency Reserves. We maintain insolvency reserves for our capitated contracts with providers that include estimates for potentially insolvent providers, where conditions indicate claims are not being paid or have slowed considerably, and we have determined that it is probable that we will be required to make the providers’ claim payments. These insolvency reserves include the estimated cost of unpaid health care claims that were previously the responsibility of the capitated provider. Depending on states’ laws, we may be held liable for unpaid health care claims that were previously the responsibility of the capitated provider and for which we have already paid capitation. These estimates could materially understate or overstate our actual liability for medical claims and benefits payable.

Intangible Assets and Goodwill. In June 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method. SFAS No. 142, which became effective for fiscal years beginning after December 15, 2001, eliminates amortization of goodwill and other intangible assets with indefinite useful lives. Rather, these assets are subject to impairment tests at least annually. We are required to make estimates of fair value and apply certain assumptions, such as a discount factor in applying these annual impairment tests. Such estimates could produce significantly different results if other assumptions, which could also be considered reasonable, were to be used. Intangible assets with definite useful lives are being amortized using a straight-line basis or the timing of related cash flows. An intangible asset subject to amortization must be reviewed for impairment pursuant to SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

We adopted SFAS No. 142 on January 1, 2002 and, accordingly, no longer amortize goodwill and other intangible assets with indefinite useful lives. In accordance with SFAS No. 142, we determined no adjustments to recorded amounts were required as of March 31, 2005 and 2004.

Ordinary Course Legal Proceedings. We are routinely involved in legal proceedings that involve claims for coverage and tort liability encountered in the ordinary course of business. The loss of even one of these claims, if it results in a significant punitive damage award, could have a material adverse effect on our business. In addition, our exposure to potential liability under punitive damage theories may significantly decrease our ability to settle these claims on reasonable terms.

CAUTIONARY STATEMENTS

In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we are hereby filing cautionary statements identifying important risk factors that could cause our actual results to differ materially from those projected in “forward looking statements” of the Company made by or on behalf of the Company (in this report or otherwise), within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. These forward looking statements relate to future events or our future financial and/or operating performance and can generally be identified as such because the context of the statement will include words such as “may,” “will,” “intends,” “plans,” “believes,” “anticipates,” “expects,” “estimates,” “predicts,” “potential,” “continue,” or “opportunity,” the negative of these words or words of similar import. Similarly, statements that describe our reserves and our future plans, strategies, intentions, expectations, objectives, goals or prospects are also forward looking statements. These forward looking statements are based largely on our expectations and projections about future events and future trends affecting our business, and so are subject to risks and uncertainties, including the risks and uncertainties set forth below, that could cause actual results to differ materially from those anticipated as of the date of this report. In addition, past financial and/or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends. In evaluating these statements, you should specifically consider the risks described below and in other parts of this report. Except as required by law, we undertake no obligation to publicly revise these forward looking statements to reflect events or circumstances that arise after the date of this report.

Risks Relating to Us and Our Industry

Our profitability will depend in part on accurately pricing our products and predicting health care costs and on our ability to control future health care costs.

Our profitability depends in part on our ability to price our products accurately, predict our health care costs and control future health care costs through underwriting criteria, medical and disease management programs, product design and negotiation of favorable provider, provider network and hospital contracts. We use our underwriting systems to establish and assess premium rates based on accumulated actuarial data, with adjustments for factors such as claims experience and hospital and physician contract changes. We may be less able to accurately price our new products than our other products because of our relative lack of experience and accumulated data for our new products. Premiums on our commercial products are generally fixed for one-year periods. Each of our subsidiaries that offers Medicare Advantage products must submit adjusted community rate proposals, generally by county or service area, to CMS in early September for each Medicare Advantage product that will be offered in the subsequent year. As a result, increases in the costs of health care services in excess of the estimated future health care costs reflected in the premiums or the adjusted community rate proposals generally cannot be recovered in the applicable contract year through higher premiums or benefit designs.

Our actual health care costs may exceed our estimates reflected in premiums and adjusted community rates due to various factors, including increased utilization of medical facilities and services, including prescription drugs, changes in demographic characteristics, the regulatory environment, changes in health care practices, medical cost inflation, new treatment and technologies, continued consolidation of physician, hospital and other provider groups, termination of capitation arrangements resulting in transfer of membership to fee-for-service based arrangements and contractual disputes with providers. Our failure to adequately price our products or predict and control health care costs may result in a material adverse effect on our financial condition, results of operations or cash flows.

If we fail to implement our strategic initiatives successfully, our revenues could decline and our results of operations could be adversely affected.

Our performance depends in part upon our ability to implement our business strategy of expanding our product portfolio and increasing our commercial and specialty memberships, managing our participation in the Medicare Advantage program in light of the MMA legislation and ultimately evolving into a consumer health organization. Our revenues could decline if we lose membership, fail to increase membership in targeted markets or fail to gain market acceptance for new products for any reason, including:

•	the effect of premium increases, benefit changes and member-paid supplemental premiums and copayments on the retention of existing members and the enrollment of new members;

•	the member’s assessment of our benefits, quality of service, our ease of use and our network stability for members in comparison to competing health plans;

•	reductions in work force by existing customers and/or reductions in benefits purchased by existing customers; and

•	negative publicity and news coverage about us or litigation or threats of litigation against us.

Our operating results could be adversely affected if our actual health care claims exceed our reserves or our liability for unpaid claims of insolvent providers under capitation agreements exceeds our insolvency reserves.

We estimate the amount of our reserves for submitted claims and claims that have been incurred but not yet reported, or IBNR, claims primarily using standard actuarial methodologies based upon historical data. The estimates for submitted claims and IBNR claims liabilities are made on an accrual basis, are continually reviewed and are adjusted in current operations as required. Given the uncertainties inherent in such estimates, the reserves could materially understate or overstate our actual liability for claims and benefits payable. Any increases to these prior estimates could adversely affect our results of operations in future periods.

Our capitated providers could become insolvent and expose us to unanticipated expenses. We maintain insolvency reserves that include estimates for potentially insolvent providers, where conditions indicate claims are not being paid or have slowed considerably. Depending on states’ laws, we may be held liable for unpaid health care claims that were previously the responsibility of the capitated provider and for which we have already paid capitation. We may also incur additional health care costs in the event of provider instability that causes us to replace a provider at less cost-effective rates to continue providing health care services to our members.

To reduce insolvency risk, we have developed contingency plans that include shifting members to other providers and reviewing operational and financial plans to monitor and maximize financial and network stability. In a limited number of circumstances, we have also taken steps to establish security reserves for insolvency issues. Security reserves are most frequently in the forms of letter of credit or segregated funds that are held in the provider’s name in a third party financial institution. The reserves may be used to pay claims that are the financial responsibility of the provider. These security reserves may not be adequate to cover claims that are the financial responsibility of the provider. If our reserves are inadequate to cover these claims, our operating results could be adversely affected.

A disruption in our health care provider network could have an adverse effect on our ability to market our products and our profitability.

Our profitability is dependent in part upon our ability to contract with health care providers and provider networks on favorable terms. In any particular market, health care providers or provider networks could refuse to contract with us, demand higher payments or take other actions that could result in higher health care costs or difficulty in meeting our regulatory or accreditation requirements. In some markets, health care providers may have significant market positions or may be the only available health care provider. If health care providers refuse to contract with us, use their market position to negotiate favorable contracts, or place us at a competitive disadvantage, then our ability to market products or to be profitable in those markets could be adversely affected. Our provider networks could also be disrupted by the financial insolvency of large provider groups. Any disruption in our provider network could result in a loss of membership or higher health care costs.

We may be exposed to liability or fail to estimate IBNR accurately if we cannot process our increased volume of claims accurately and timely.

We have regulatory risk for the timely processing and payment of claims. If we, or any entities with whom we subcontract to process or pay claims, are unable to handle continued increased claims volume, or if we are unable to pay claims timely we may be subject to regulatory censure and penalties, which could have a material adverse effect on our operations and results of operations. In addition, if our claims processing system is unable to process claims accurately, the data we use for our IBNR estimates could be incomplete and our ability to estimate claims liabilities and establish adequate reserves could be adversely affected.

Our profitability may be adversely affected if we are unable to adequately control our prescription drug costs.

Overall, prescription drug costs have been rising for the past few years. The increases are due to higher unit costs for currently available medications, the introduction of new drugs that treat new conditions or have fewer side effects, new medications costing significantly more than existing drugs, direct consumer advertising by the pharmaceutical industry creating consumer demand for particular brand drugs, patients seeking medications to address lifestyle changes, higher prescribed doses of medications and enhanced pharmacy benefits for members such as reduced copayments and higher benefit maximums. We may be unable to predict the extent to which these factors will impact our costs when establishing our premiums or we may otherwise be unable to manage these costs, which could adversely impact our profitability.

Increases in our selling, general and administrative expenses could harm our profitability.

Our selling, general and administrative expenses have been rising due in part to our continued investment in strategic initiatives and could increase more than we anticipate as a result of a number of factors, which could adversely impact our profitability. These factors include:

•	our need for additional investments in PBM expansion, medical management, underwriting and actuarial resources and technology;

•	our investment in new products that do not generate adequate revenue;

•	our need for additional investments in information technology projects, including consolidation of our existing systems that manage membership, eligibility, capitation, claims processing and payment information and other important information;

•	our need for increased claims administration, personnel and systems;

•	our greater emphasis on small group and individual health insurance products, which may result in an increase in the commissions we pay to brokers and agents;

•	the necessity to comply with regulatory requirements, including, without limitation, the MMA legislation and other recent changes in privacy and health care laws;

•	the success or lack of success of our marketing and sales plans to attract new customers, and create customer acceptance for new products;

•	our ability to estimate costs for our self-insured retention for medical malpractice claims; and

•	our ability to estimate legal expenses and settlements associated with litigation that has been or could be brought against us.

In addition, our selling, general and administrative expenses as a percentage of our revenue could increase due to changes in our product mix among commercial, senior and specialty products and unexpected declines in our membership and related revenue. If we do not generate expected cash flow from operations, we could be forced to postpone or cancel some of these planned investments, which would adversely affect our ability to meet our short- and long-term strategic plans.

The inability or failure to properly maintain management information systems, or any inability or failure to successfully update or expand processing capability or develop new capabilities to meet our business needs could result in operational disruptions and other adverse consequences.

Our business depends significantly on effective information systems. The information gathered and processed by our management information systems assists us in among other things, marketing and sales tracking, underwriting, billing, claims processing, capitation processing, medical management, medical cost and utilization trending, financial and management accounting, reporting, planning and analysis and e-commerce. These systems also support our on-line customer service functions, provider and member administrative functions and support our tracking and extensive analyses of health care costs and outcome data. Any inability or failure to properly maintain management information systems including, among other things, ensuring that such management information systems comply with the security standards mandated by the Health Insurance Portability and Accountability Act of 1996, or any inability or failure to successfully update or expand processing capability or develop new capabilities to meet our business needs, could result in operational disruptions, loss of existing customers, difficulty in attracting new customers, disputes with customers and providers, regulatory problems, increases in administrative expenses and other adverse consequences.

We are subject to class action lawsuits that could result in material liabilities to us or cause us to incur material costs, to change our operating procedures or comply with increased regulatory requirements.

Efforts to bring suit against health plans continue, with a number of lawsuits brought against us and other health plans, including “In re Managed Care.” In general, the “In re Managed Care” lawsuits brought by health care providers allege that health plans’ claims processing systems automatically and impermissibly alter codes included on providers’ reimbursement/claims forms to reduce the amount of reimbursement, and that health plans impose unfair contracting terms on health care providers, delay making capitated payments under their capitated contracts, and negotiate capitation payments that are inadequate to cover the costs of health care services provided.

We are also subject to class action litigation that was pending against AMS when we acquired AMS. For example, AMS recently received final approval from an Alabama Circuit Court of the certification and settlement of a class action lawsuit involving the rating methodology formerly used by AMS for group health benefit plans marketed to individuals in Alabama and Georgia. For additional information, see Note 8 of the Notes to Condensed Consolidated Financial Statements.

These lawsuits, including those filed to date against us, may take years to resolve and cause us to incur substantial litigation expenses. Depending upon the outcomes of these cases, these lawsuits may cause or force changes in practices of the health care industry. These cases also may cause additional regulation of the industry through new federal or state laws. These actions and actions brought by state attorney generals ultimately could adversely affect the health care industry and, whether due to damage awards, required changes to our operating procedures, increased regulatory requirements or otherwise, have a material adverse effect on our financial position, results of operations or cash flows and prospects.

We are subject to other litigation in the ordinary course of business that may result in material liabilities to us, including liabilities for which we may not be insured.

We are, in the ordinary course of business, subject to the claims of our members arising out of decisions to deny or restrict reimbursement for services, including medical malpractice claims related to our taking a more active role in managing the cost of medical care. The loss of even one of these claims, if it results in a significant punitive damage award, could have a material adverse effect on our business. In addition, our exposure to potential liability under punitive damage theories may significantly decrease our ability to settle these claims on reasonable terms. We maintain general liability, property, excess managed care errors and omissions and medical malpractice insurance coverage. We are at risk for our self-insured retention on these claims, and are substantially self-insured for errors and omissions and medical malpractice claims through a combination of retention and through premiums we pay to a captive insurance carrier. Coverages typically include varying and increasing levels of self-insured retention or deductibles that increase our risk of loss.

As a government contractor, we are exposed to risks that could materially affect our revenue or profitability from our Medicare Advantage products or our willingness to participate in the Medicare program.

The Medicare program has accounted for approximately 47% of our total revenue in 2004 and approximately 4% additional revenue was attributable to the Federal Employee Health Benefits Program. CMS regulates the benefits provided, premiums paid, quality assurance procedures, marketing and advertising for our Medicare Advantage products. CMS may terminate our Medicare Advantage contracts or elect not to renew those contracts when those contracts come up for renewal every 12 months. Although we are receiving increased government funding under the MMA, we may still face the risk of reduced or insufficient government reimbursement and the need to continue to exit unprofitable markets. The loss of Medicare contracts or changes in the regulatory requirements governing the Medicare Advantage program or the program itself could have a material adverse effect on our financial position, results of operations or cash flows.

In January 2005, CMS published final regulations for Title I (Prescription Drug Plan) and Title II (Medicare Advantage Program) of the MMA. Achieving timely compliance with the rules could require substantial additional risk capital as well as investments in modifying our existing systems and work processes and developing new systems and processes.

We compete in highly competitive markets and our inability to compete effectively for any reason in any of those markets could adversely affect our profitability.

We operate in highly competitive markets. Consolidation of acute care hospitals and continuing consolidation of insurance carriers, other health plans and PPOs, some of which have substantially larger enrollments or greater financial resources than ours, has created competition for hospitals, physicians and members, impacting profitability and the ability to influence medical management. The cost of providing benefits is in many instances the controlling factor in obtaining and retaining employer groups as clients and some of our competitors have set premium rates at levels below our rates for comparable products. We anticipate that premium pricing will continue to be highly competitive. In addition, PBM companies have continued to consolidate, competing with our PBM, Prescription Solutions. Some PBMs possess greater financial, marketing and other resources than we possess. If we are unable to compete effectively in any of our markets, our business may be adversely affected.

Our business activities are highly regulated and new and proposed government regulation or legislative reforms could increase our cost of doing business, reduce our membership or subject us to additional litigation.

Our health plans are subject to substantial federal and state government regulations, including those relating to:

•	maintenance of minimum net worth or risk based capital;

•	licensing requirements;

•	approval of policy language and benefits;

•	mandated benefits and administrative processes;

•	mandated claims and appeals review procedures;

•	provider compensation arrangements;

•	member disclosure;

•	privacy concerns;

•	periodic audits and investigations by state and federal agencies;

•	rating practices;

•	restrictions on some investment activities; and

•	restrictions on our subsidiaries’ ability to make dividend payments, loans, loan repayments or other payments to us.

The laws and regulations governing our business and interpretations of these laws and regulations are subject to frequent change. In recent years, significant federal and state laws have been enacted that have increased our cost of doing business, exposed us to increased liability and had other adverse effects on our business. State and federal governments are continually considering changes to the laws and regulations regulating our industry, and are currently considering laws and regulations relating to:

•	increasing minimum capital or risk based capital requirements;

•	mandating benefits and products;

•	restricting a health plan’s ability to limit coverage to medically necessary care;

•	reducing the reimbursement or payment levels for government funded programs;

•	imposing guidelines for pharmaceutical manufacturers that could cause pharmaceutical companies to restructure the financial terms of their business arrangements with PBMs or health plans;

•	patients’ bill of rights legislation at the state and federal level that could hold health plans liable for medical malpractice;

•	limiting a health plan’s ability to capitate physicians and hospitals or delegate financial risk, utilization review, quality assurance or other medical decisions to our contracting physicians and hospitals;

•	restricting a health plan’s ability to select and terminate providers in our networks;

•	allowing independent physicians to collectively bargain with health plans on a number of issues, including financial compensation;

•	adding further restrictions and administrative requirements on the use, retention, transmission, processing, protection and disclosure of personally identifiable health information;

•	tightening time periods for the timely payment and administration of health care claims and imposing financial and other penalties for non-compliance;

•	limiting the ability of small employer group health plans to use risk selection to control costs and health status and industry codes to set rates, as well as limiting the amount of rate increases that can be given from year to year;

•	allowing employers to leverage their purchasing power through associations or other multiple employer arrangements; and

•	adding further restrictions and administrative requirements related to the compensatory arrangements pertaining to our agents and brokers in connection with the sale of our products and disclosure of such compensatory arrangements.

All of these proposals could apply to us and could increase our health care costs, decrease our membership or otherwise adversely affect our revenue and our profitability.

Current investigations of the insurance industry by regulators may result in changes in industry practices that could have an adverse affect on our ability to market our products.

Like other health care companies, we use agents and independent brokers to sell our products. While we are not aware of any unlawful practices by our agents and brokers in connection with the sale of our products, current investigations of the insurance industry by the New York Attorney General, the Commissioner of Insurance of California and other regulators could result in changes in industry practices that could have an adverse affect on our ability to market our products.

Our investment portfolio is subject to economic and market conditions as well as regulation that may adversely affect the performance of the portfolio.

The market value of our investments fluctuates depending upon economic and market conditions. Since virtually all of our investments consist of fixed-income securities, increases in interest rates may adversely affect the market value, and in certain instances, the duration of investments in our portfolios. Our regulated subsidiaries are also subject to state laws and regulations that require diversification of our investment portfolio and limit the amount of investments we can make in riskier investments that could generate higher returns. In some cases, these laws could require the sale of investments in our portfolio. We cannot be certain that our investment portfolio will produce total positive returns in future periods or that we will not sell investments at prices that are less than the carrying value of these investments.

We have a significant amount of indebtedness and may incur additional indebtedness in the future, which could adversely affect our operations.

We have substantial indebtedness outstanding and have available borrowing capacity under our senior credit facility of up to $200 million. We may also incur additional indebtedness in the future.

Our significant indebtedness poses risks to our business, including the risks that:

•	we could use a substantial portion of our consolidated cash flow from operations to pay principal and interest on our debt, thereby reducing the funds available to fund our strategic initiatives and working capital requirements;

•	insufficient cash flow from operations may force us to sell assets, or seek additional capital, which we may be unable to do at all or on terms favorable to us;

•	our level of indebtedness may make us more vulnerable to economic or industry downturns; and

•	our debt service obligations increase our vulnerabilities to competitive pressures, because many of our competitors are less leveraged than we are.

Our ability to repay debt depends in part on dividends and cash transfers from our subsidiaries.

Nearly all of our subsidiaries are subject to health plan regulations or insurance regulations and may be subject to substantial supervision by one or more health plan or insurance regulators. Subsidiaries subject to regulation must meet or exceed various capital standards imposed by health plan or insurance regulations, which may from time to time impact the amount of funds the subsidiaries can pay to us. Our subsidiaries are not obligated to make funds available to us. Additionally, from time to time, we advance funds in the form of a loan or capital contribution to our subsidiaries to assist them in satisfying state financial requirements. We may provide additional funding to a subsidiary if a state regulator imposes additional financial requirements due to concerns about the financial position of the subsidiary or if there is an adverse effect resulting from changes to the risk based capital requirements. This may in turn affect the subsidiary’s ability to pay state-regulated dividends or make other cash transfers.

Our senior credit facility and our 10 3/4% senior notes contain restrictive covenants that may limit our ability to expand or pursue our business strategy.

Our senior credit facility and our 10 3/4% senior notes limit, and in some circumstances prohibit, our ability to incur additional indebtedness, pay dividends, make investments or other restricted payments, sell or otherwise dispose of assets, effect a consolidation or merger and engage in other activities.

We are required under the senior credit facility to maintain compliance with certain financial ratios. We may not be able to maintain these ratios. Covenants in the senior credit facility and our 10 3/4% senior notes may impair our ability to expand or pursue our business strategies. Our ability to comply with these covenants and other provisions of the senior credit facility and our 10 3/4% senior notes may be affected by our operating and financial performance, changes in business conditions or results of operations, adverse regulatory developments or other events beyond our control. In addition, if we do not comply with these covenants, the lenders under the senior credit facility and our 10 3/4% senior notes may accelerate our debt repayment under the senior credit facility and our 10 3/4% senior notes. If the indebtedness under the senior credit facility or our 10 3/4% senior notes is accelerated, we could not assure you that our assets would be sufficient to repay all outstanding indebtedness in full.

The concentration of our commercial and government senior business in eight western states and Guam subjects us to risks from economic downturns in this region.

We offer managed care and other health insurance products to employer groups and Medicare beneficiaries primarily in eight western states and Guam. Due to this concentration of business in a small number of states, we are exposed to potential losses resulting from the risk of an economic downturn in these states and region of the country. If economic conditions deteriorate in any of these states, particularly in California where we have our largest membership, our membership and our margins may decline, which could have a material adverse effect on our business, financial conditions and results of operations.

We could incur unexpected health care and other costs as a result of terrorism or natural disasters.

We cannot predict or prevent the occurrence of bioterrorism or other acts of terrorism or natural disasters, such as earthquakes, which could cause increased and unexpected utilization of health care services. These events could also have adverse effects on general economic conditions in the states where we offer products, the price and availability of products and services we purchase, the availability and morale of our employees, our operations and facilities or the demand for our products. We maintain disaster recovery plans intended to enable us to continue to operate without major disruptions in service following disasters. However, a disaster could severely impair or delay service to our members, cause us to incur significant cost of recovery and cause a loss of members.

Our PBM subsidiary, Prescription Solutions, faces regulatory and other risks associated with the pharmacy benefits management industry that differ from the risks of providing managed care and health insurance products.

Our PBM is also subject to federal and state anti-remuneration laws that govern its relationships with pharmaceutical manufacturers. Federal and state legislatures are considering new regulations for the industry that could adversely affect current industry practices, including the receipt of rebates from pharmaceutical companies. In addition, if a court were to determine that our PBM acts as a fiduciary under the Employee Retirement Income Security Act, or ERISA, we could be subject to claims for alleged breaches of fiduciary obligations in implementation of formularies, preferred drug listings and therapeutic intervention programs and other transactions. We also conduct business as a mail order pharmacy, which subjects us to extensive federal, state and local regulation, as well as risks inherent in the packaging and distribution of pharmaceuticals and other health care products. The failure to adhere to these regulations could expose our PBM subsidiary to civil and criminal penalties. We also face potential claims in connection with claimed errors by our mail order pharmacy.

Our forecasts and other forward looking statements are based upon various assumptions that are subject to significant uncertainties that may result in our failure to achieve our forecasted results.

From time to time in press releases, conference calls and otherwise, we may publish or make forecasts or other forward looking statements regarding our future results, including estimated earnings per share and other operating and financial metrics. Our forecasts are based upon various assumptions that are subject to significant uncertainties and any number of them may prove incorrect. Our estimated earnings per share are based in part upon a forecast of our weighted average shares outstanding at the time of our estimate. Our convertible subordinated debentures include a contingent conversion feature that requires that our convertible subordinated debenture be included in our calculation of weighted average shares outstanding in every quarter.

Our achievement of any forecasts depends upon numerous factors, many of which are beyond our control. Consequently, we cannot assure you that our performance will be consistent with management forecasts. Variations from forecasts and other forward looking statements may be material and adverse.

Our acquisitions may increase costs, liabilities, or create disruptions in our business.

We have recently acquired AMS and Pacific Life’s group health insurance business and we may pursue other acquisitions of other companies or businesses from time to time. Although we review the records of companies or businesses we plan to acquire, even an in-depth review of records may not reveal existing or potential problems or permit us to become familiar enough with a business to assess fully its capabilities and deficiencies. As a result, we may assume unanticipated liabilities or adverse operating conditions, or an acquisition may not perform as well as expected. We face the risk that the returns on acquisitions will not support the expenditures or indebtedness incurred to acquire such businesses, or the capital expenditures needed to develop such businesses. We also face the risk that we will not be able to integrate acquisitions into our existing operations effectively without substantial expense, delay or other operational or financial problems. Integration may be hindered by, among other things, differing procedures, including internal controls, business practices and technology systems. We may need to divert more management resources to integration than we planned, which may adversely affect our ability to pursue other profitable activities.

Item 3: Quantitative and Qualitative Disclosures About Market Risk

Market Risk

The principal objectives of our asset management activities are to ensure liquidity and maximize net investment income, while maintaining acceptable levels of interest rate and credit risk and facilitating our funding needs. Our net investment income and interest expense are subject to the risk of interest rate fluctuations. To mitigate the impact of fluctuations in interest rates, we manage the structure of the maturity of debt and investments and may use derivative financial instruments, primarily interest rate swaps.

Investments

We are exposed to interest rate and credit risk due to our investing and borrowing activities. Interest rate risk is the risk of loss of principal value on financial securities as a result of changes in market interest rates. Our fixed income portfolio consists of U.S. dollar-denominated assets, invested primarily in U.S. Treasury and federal agency securities, corporate bonds and notes, mortgage and asset-backed securities, and municipal bonds, all of which represent an exposure to changes in the level of market interest rates. We are also exposed to credit quality risk which is defined as the risk of a credit downgrade to an individual security and the potential loss attributable to that downgrade.

We manage our asset interest rate risk within a duration band established by us, and tied to our liabilities. Credit risk is managed by maintaining a high level of average credit ratings and both sector and issuer diversification. We regularly evaluate our interest rate risks, as well as the appropriateness of investments, relative to our internal investment guidelines and those of the states in which we do business. We operate within these guidelines by maintaining a well-diversified portfolio, both across market sectors and within asset classes. No material changes to our interest rate or credit quality risks have occurred since December 31, 2004.

Changes in the value of our investment portfolio which is available-for-sale are recognized, net of tax, in the balance sheet through stockholders’ equity. We believe that our cash flows and short duration of our investment portfolio allow us to hold securities to maturity, thereby avoiding realized losses should interest rates rise significantly.

Debt

In April 2003, we entered into an interest rate swap on $300 million in aggregate principal of our 10 3/4% senior notes for the purpose of hedging the fair value of our indebtedness. Under the terms of the agreement, we made interest payments based on the three-month London Interbank Offered Rate, or LIBO Rate, plus 692 basis points and received interest payments based on the 10 3/4% fixed rate. The three-month LIBO Rate we used to determine our interest payments under the swap agreement was first established on June 2, 2003 and reset every three months thereafter. On April 20, 2005, we terminated our swap agreement. The remaining swap value of approximately $7.5 million, representing a discount of the fair value of our 10 3/4% senior notes, will be amortized through June 2009 as a yield adjustment, which correlates to the corresponding debt maturity.

Our senior notes, due in 2009, have a fixed interest rate of 10 3/4%. Our convertible subordinated debentures, due in 2032, have a fixed interest rate of 3%. The fair value of these instruments is affected by changes in market interest rates, and in the case of the convertible subordinated debentures, the value of the underlying shares. As of March 31, 2005, the combined carrying value of our senior notes and convertible subordinated debentures, net of discount, was $459 million. The combined fair value of our senior notes and convertible subordinated debentures was $727 million. Considerable judgment is required to develop estimates of fair value. Accordingly, the estimates are not necessarily indicative of the amounts we could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The following table presents the expected cash outflows relating to our fixed rate long-term borrowings as of March 31, 2005. Since we terminated the swap agreement in April 2005, the effect of the swap agreement has been excluded from the table below. These outflows include both expected principal and interest payments consistent with the terms of the outstanding debt as of March 31, 2005. For terms relating to our long-term debt, see Note 4 of the Notes to Condensed Consolidated Financial Statements.

	2006	2007	2008	2009	2010	Thereafter	Total
	(Amounts in millions)
Fixed rate borrowings:
Principal	$—	$—	$—	$325.0	$—	$135.0	$460.0
Interest	39.0	39.0	39.0	18.7	4.1	93.2	233.0

	$39.0	$39.0	$39.0	$343.7	$4.1	$228.2	$693.0

Item 4: Controls and Procedures

We maintain disclosure controls and procedures, which are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer, or CEO, and chief financial officer, or CFO, as appropriate to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our management, including our CEO and CFO, an evaluation was performed on the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this quarterly report. Based on that evaluation, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective as of March 31, 2005.

An evaluation was also performed under the supervision and with the participation of our management, including our CEO and CFO, of any change in our internal controls over financial reporting that occurred during our last fiscal quarter and that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting. That evaluation did not identify any change in our internal controls over financial reporting that occurred during our latest fiscal quarter and that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

PART II: OTHER INFORMATION

Item 1: Legal Proceedings

See Note 8 of the Notes to Condensed Consolidated Financial Statements.

Item 2: Unregistered Sales of Equity Securities and Use of Proceeds

A description of our stock repurchase program and tabular disclosure of the information required under this Item 2 is contained under the caption “Financing Activities” in Management’s Discussion and Analysis of Financial Condition and Results of Operations included in Part I of this Quarterly Report on Form 10-Q.

Item 3: Defaults Upon Senior Securities

None.

Item 4: Submission of Matters to a Vote of Security Holders

None.

Item 5: Other Information

(a)	Other information not previously reported on Form 8-K

None.

(b)	Information required by Item 401(j) of Regulation S-K

None.

Item 6: Exhibits

An “Exhibit Index” is filed as part of this Form 10-Q on page 51 and is incorporated by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PACIFICARE HEALTH SYSTEMS, INC. (Registrant)

Date: May 4, 2005	By:	/s/ GREGORY W. SCOTT
Gregory W. Scott Executive Vice President, Finance and Enterprise Services and Chief Financial Officer (Principal Financial Officer)

Date: May 4, 2005	By:	/s/ PETER A. REYNOLDS
Peter A. Reynolds Senior Vice President and Corporate Controller (Chief Accounting Officer)

PACIFICARE HEALTH SYSTEMS, INC.

EXHIBIT INDEX

2.01	Agreement and Plan of Merger, dated as of September 15, 2004 between the Registrant, Ashland Acquisition Corp., and American Medical Security Group, Inc. (incorporated by reference to Exhibit 2.01 of Registrant’s Form 8-K, dated September 15, 2004).

3.01	Amended and Restated Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 99.1 to Registrant’s Registration Statement on Form S-3 (File No. 333-83069)).

3.02	Certificate of Designation of Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 4.1 to Registrant’s Form 8-K, dated November 19, 1999).

3.03	Amendment to Amended and Restated Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 3.03 to the Registrant’s Form 10-Q for the quarter ended June 30, 2003).

3.04	First Amended and Restated Bylaws of Registrant (incorporated by reference to Exhibit 3.04 to Registrant’s Form 10-K for the year ended December 31, 2003).

4.01	Form of Specimen Certificate For Registrant’s Common Stock (incorporated by reference to Exhibit 4.02 to Registrant’s Form 10-K for the year ended December 31, 1999).

4.02	Indenture, dated as of November 22, 2002, between Registrant and U.S. Bank National Association (as Trustee) (incorporated by reference to Exhibit 4.4 to Registrant’s Registration Statement on Form S-3 (File No. 333-102909)).

4.03	Registration Rights Agreement, dated as of November 22, 2002, between the Registrant and Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. (incorporated by reference to Exhibit 4.6 to Registrant’s Registration Statement on Form S-3 (File No. 333-102909)).

4.04	Indenture, dated as of May 21, 2002, among PacifiCare Health Systems, Inc., as issuer of 10 3/4% Senior Notes due 2009, PacifiCare Health Plan Administrators, Inc., PacifiCare eHoldings, Inc., Rx-Connect, Inc. and SeniorCo, Inc., as initial subsidiary guarantors, and State Street Bank and Trust Company of California, N.A., as trustee (incorporated by reference to Exhibit 4.1 to Registrant’s Registration Statement on Form S-4 (File No. 333-91704)).

4.05	Registration Rights Agreement, dated May 21, 2002, by and among PacifiCare Health Systems, Inc., PacifiCare Health Plan Administrators, Inc., PacifiCare eHoldings, Inc., Rx-Connect, Inc., SeniorCo, Inc., Morgan Stanley & Co. Incorporated and UBS Warburg LLC (incorporated by reference to Exhibit 4.5 to Registrant’s Registration Statement on Form S-4 (File No. 333-91704)).

4.06	Supplemental Indenture, dated as of September 15, 2003, by and among PacifiCare Health Systems, Inc., as issuer of 10 3/4% Senior Notes due 2009, PacifiCare Health Plan Administrators, Inc., PacifiCare eHoldings, Inc., Rx-Connect, Inc., and SeniorCo, Inc., as initial subsidiary guarantors, RxSolutions, Inc., PacifiCare Behavioral Health, Inc. and Secure Horizons USA, Inc., as PHPA subsidiary guarantors, U.S. Bank National Association, as successor to the State Street Bank and Trust Company of California, N.A., as trustee (incorporated by reference to Exhibit 4.06 to Registrant’s Form 10-K for the year ended December 31, 2003).

4.07	Second Supplemental Indenture, dated as of November 19, 2003, by and among PacifiCare Health Systems, Inc., as issuer of 10 3/4% Senior Notes due 2009, PacifiCare Health Plan Administrators, Inc., PacifiCare eHoldings, Inc., MEDeMORPHUS Healthcare Solutions, Inc. (formerly known as Rx-Connect, Inc.) and SeniorCo, Inc., as initial subsidiary guarantors, RxSolutions, Inc., PacifiCare Behavioral Health, Inc. and Secure Horizons USA, Inc., as PHPA subsidiary guarantors, PacifiCare of Arizona, Inc. and PacifiCare of Oklahoma, Inc., as additional subsidiary guarantors, U.S. Bank National Association, as successor to the State Street Bank and Trust Company of California, N.A., as trustee (incorporated by reference to Exhibit 4.07 to Registrant’s Form 10-Q for the quarter ended September 30, 2004).

4.08	Third Supplemental Indenture, dated as of January 14, 2004, by and among PacifiCare Health Systems, Inc., as issuer of 10 3/4% Senior Notes due 2009, PacifiCare Health Plan Administrators, Inc., PacifiCare eHoldings, Inc., MEDeMORPHUS Healthcare Solutions, Inc. (formerly known as Rx-Connect, Inc.), SeniorCo, Inc., RxSolutions, Inc., PacifiCare Behavioral Health, Inc., Secure Horizons USA, Inc., PacifiCare of Arizona, Inc. and PacifiCare of Oklahoma, Inc., as existing subsidiary guarantors, PacifiCare Southwest Operations, Inc., as additional subsidiary guarantor, U.S. Bank National Association, as successor to the State Street Bank and Trust Company of California, N.A., as trustee (incorporated by reference to Exhibit 4.08 to Registrant’s Form 10-Q for the quarter ended September 30, 2004).

4.09	Fourth Supplemental Indenture, dated as of December 13, 2004, by and among PacifiCare Health Systems, Inc., as issuer of 10 3/4% Senior Notes due 2009, PacifiCare Health Plan Administrators, Inc., PacifiCare eHoldings, Inc., MEDeMORPHUS Healthcare Solutions, Inc. (formerly known as Rx-Connect, Inc.), SeniorCo, Inc., RxSolutions, Inc., PacifiCare Behavioral Health, Inc., Secure Horizons USA, Inc., PacifiCare of Arizona, Inc., PacifiCare of Oklahoma, Inc., and PacifiCare Southwest Operations, Inc., as existing subsidiary guarantors, American Medical Security Group, Inc., as additional subsidiary guarantor, U.S. Bank National Association, as successor to the State Street Bank and Trust Company of California, N.A., as trustee (incorporated by reference to Exhibit 4.09 to Registrant’s Form 10-K for the year ended December 31, 2004).

*4.10	Fifth Supplemental Indenture, dated as of March 11, 2005, by and among PacifiCare Health Systems, Inc., as issuer of 10 3/4% Senior Notes due 2009, PacifiCare Health Plan Administrators, Inc., PacifiCare eHoldings, Inc., MEDeMORPHUS Healthcare Solutions, Inc. (formerly known as Rx-Connect, Inc.), SeniorCo, Inc., RxSolutions, Inc., PacifiCare Behavioral Health, Inc., Secure Horizons USA, Inc., PacifiCare of Arizona, Inc., PacifiCare of Oklahoma, Inc., PacifiCare Southwest Operations, Inc. and American Medical Security Group, Inc., as existing subsidiary guarantors, Nurse Healthline, Inc. and Continental Plan Services, Inc. as additional subsidiary guarantors and U.S. Bank National Association, as successor to the State Street Bank and Trust Company of California, N.A., as trustee, a copy of which is filed herewith.

4.11	Specimen Form of Exchange Global Note for the 10 3/4% Senior Notes due 2009 (incorporated by reference to Exhibit 4.4 to Registrant’s Registration Statement on Form S-4 (File No. 333-91704)).

4.12	Rights Agreement, dated as of November 19, 1999, between the Registrant and Chase Mellon Shareholder Services, L.L.C. (incorporated by reference to Exhibit 99.2 to Registrant’s Form 8-K, dated November 19, 1999).

10.01	Senior Executive Employment Agreement, dated as of March 30, 2004, between the Registrant and Howard G. Phanstiel (incorporated by reference to Exhibit 10.01 to Registrant’s Form 10-Q for the quarter ended March 31, 2004).

10.02	Senior Executive Employment Agreement, dated as of August 1, 2004, between the Registrant and Gregory W. Scott (incorporated by reference to Exhibit 99.1 to Registrant’s Form 8-K, dated October 13, 2004).

10.03	Senior Executive Employment Agreement, dated as of March 1, 2002, between Registrant and Bradford A. Bowlus (incorporated by reference to Exhibit 99.4 to Registrant’s Form 10-Q for the quarter ended March 31, 2002).

10.04	Senior Executive Employment Agreement, dated as of July 22, 2002, between the Registrant and Jacqueline B. Kosecoff, Ph.D. (incorporated by reference to Exhibit 10.2 to Registrant’s Form 10-Q for the quarter ended September 30, 2002).

10.05	Senior Executive Employment Agreement, dated as of March 31, 2005, between the Registrant and Katherine F. Feeny (incorporated by reference to Exhibit 99.1 to Registrant’s Form 8-K dated April 4, 2005).

10.06	Senior Executive Employment Agreement, dated as of January 1, 2005, between the Registrant and Joseph S. Konowiecki (incorporated by reference to Exhibit 99.1 to Registrant’s Form 8-K, dated January 4, 2005).

10.07	Senior Executive Employment Agreement, dated as of December 2, 2002, between the Registrant and Sharon D. Garrett (incorporated by reference to Exhibit 10.10 to Registrant’s Form 10-K for the year ended December 31, 2002).

10.08	Senior Executive Employment Agreement, dated as of October 3, 2004, between the Registrant and Peter A. Reynolds (incorporated by reference to Exhibit 99.2 to Registrant’s Form 8-K, dated October 13, 2004).

10.09	Senior Executive Employment Agreement, dated as of March 1, 2005, between the Registrant and James Frey (incorporated by reference to Exhibit 99.1 to Registrant’s Form 8-K, dated March 25, 2005).

10.10	Senior Executive Employment Agreement, dated as of March 1, 2005, between the Registrant and Sam W. Ho (incorporated by reference to Exhibit 99.1 to Registrant’s Form 8-K, dated April 13, 2005).

10.11	1996 Stock Option Plan for Officers and Key Employees of the Registrant (incorporated by reference to Exhibit 10.05 to Registrant’s Form 8-B, dated January 23, 1997).

10.12	First Amendment to 1996 Stock Option Plan for Officers and Key Employees of the Registrant (incorporated by reference to Exhibit D to Registrant’s Proxy Statement, dated May 25, 1999).

10.13	Second Amendment to the 1996 Stock Option Plan for Officers and Key Employees of the Registrant (incorporated by reference to Exhibit 10.13 to the Registrant’s Form 10-Q for the quarter ended June 30, 2003).

10.14	Form of Restricted Stock Grant Notice and Restricted Stock Grant Agreement under the 1996 Stock Option Plan for Officers and Key Employees of the Registrant, as amended (incorporated by reference to Exhibit 10.12 to Registrant’s Form 10-Q for the quarter ended March 31, 2004).

10.15	Form of Stock Option Agreement under the 1996 Stock Option Plan for Officers and Key Employees of the Registrant, as amended (incorporated by reference to Exhibit 10.13 to Registrant’s Form 10-Q for the quarter ended March 31, 2004).

10.16	2000 Employee Plan (incorporated by reference to Exhibit 4.1 to Registrant’s Registration Statement on Form S-8 (File No. 333-44038)).

10.17	First Amendment to the 2000 Employee Plan of the Registrant (incorporated by reference to Exhibit 10.15 to the Registrant’s Form 10-Q for the quarter ended June 30, 2003).

10.18	Form of Restricted Stock Grant Notice and Restricted Stock Grant Agreement under the 2000 Employee Plan of the Registrant, as amended (incorporated by reference to Exhibit 10.16 to Registrant’s Form 10-Q for the quarter ended March 31, 2004).

10.19	Form of Stock Option Agreement under the 2000 Employee Plan of the Registrant, as amended (incorporated by reference to Exhibit 10.17 to Registrant’s Form 10-Q for the quarter ended March 31, 2004).

10.20	Amended and Restated 2000 Non-Employee Directors Stock Plan (incorporated by reference to Exhibit 1 to Registrant’s Proxy Statement, dated May 18, 2001).

10.21	First Amendment to the Amended and Restated 2000 Non-Employee Directors Stock Plan (incorporated by reference to Exhibit 10.17 to the Registrant’s Form 10-Q for the quarter ended June 30, 2003).

10.22	Second Amendment to the Amended and Restated 2000 Non-Employee Directors Stock Plan (incorporated by reference to Exhibit 10.18 to Registrant’s Form 10-Q for the quarter ended September 30, 2003).

10.23	Form of Stock Option Agreement under the Amended and Restated 2000 Non-Employee Directors Stock Plan of the Registrant, as amended (incorporated by reference to Exhibit 10.21 to Registrant’s Form 10-Q for the quarter ended March 31, 2004).

10.24	Amended and Restated 1996 Non-Officer Directors Stock Plan (incorporated by reference to Exhibit E to Registrant’s Proxy Statement, dated May 25, 1999).

10.25	First Amendment to Amended and Restated 1996 Non-Officer Directors Stock Option Plan (incorporated by reference to Exhibit 4.4 to Registrant’s Registration Statement on Form S-8 (File No. 333-49272)).

10.26	Form of Stock Option Agreement under the Amended and Restated 1996 Non-Officer Directors Stock Option Plan of the Registrant, as amended (incorporated by reference to Exhibit 10.24 to Registrant’s Form 10-Q for the quarter ended March 31, 2004).

10.27	2003 Incentive Bonus Plan of the Registrant (incorporated by reference to Exhibit 10.21 to Registrant’s Form 10-K for the year ended December 31, 2003).

10.28	2003 Management Incentive Compensation Plan of the Registrant (incorporated by reference to Annex B to Registrant’s Proxy Statement, dated May 8, 2003).

10.29	Amended 1997 Premium Priced Stock Option Plan of the Registrant (incorporated by reference to Exhibit A to Registrant’s Definitive Proxy Statement, dated April 28, 1998).

10.30	First Amendment to Amended 1997 Premium Priced Stock Option Plan, dated as of August 27, 1998 (incorporated by reference to Exhibit 10.12 to Registrant’s Form 10-K for the year ended December 31, 1998).

10.31	Third Amended and Restated PacifiCare Health Systems, Inc. Stock Unit Deferred Compensation Plan, dated January 1, 2002 (incorporated by reference to Exhibit 10.20 to Registrant’s Form 10-K for the year ended December 31, 2002).

10.32	First Amendment, dated as of January 22, 2003, to the Third Amended and Restated PacifiCare Health Systems, Inc. Stock Unit Deferred Compensation Plan, dated January 1, 2002 (incorporated by reference to Exhibit 10.21 to Registrant’s Form 10-K for the year ended December 31, 2002).

10.33	Third Amended and Restated PacifiCare Health Systems, Inc. Non-Qualified Deferred Compensation Plan, dated as of October 23, 2003 (incorporated by reference to Exhibit 10.27 to Registrant’s Form 10-Q for the quarter ended September 30, 2003).

10.34	Second Amended and Restated PacifiCare Health Systems, Inc. Statutory Restoration Plan, dated as of January 1, 2002 (incorporated by reference to Exhibit 10.23 to Registrant’s Form 10-K for the year ended December 31, 2002).

10.35	Amended and Restated 2001 Employee Stock Purchase Plan (incorporated by reference to Exhibit A to Registrant’s Proxy Statement dated April 22, 2004).

10.36	Form of Contract with Eligible Medicare+Choice Organization and the Centers for Medicare and Medicaid Services for the period January 1, 2004 to December 31, 2004 (incorporated by reference to Exhibit 10.30 to Registrant’s Form 10-K for the year ended December 31, 2003).

10.37	Form of Indemnification Agreement by and between the Registrant and certain of its Directors and Executive Officers (incorporated by reference to Exhibit 10.26 to Registrant’s Form 10-Q for the quarter ended March 31, 2003).

10.38	Information Technology Services Agreement, dated as of December 31, 2001, between the Registrant and International Business Machines Corporation (incorporated by reference to Exhibit 10.27 to Registrant’s Form 10-K for the year ended December 31, 2001).

10.39	Information Technology Services Agreement, dated as of January 11, 2002, between the Registrant and Keane, Inc. (incorporated by reference to Exhibit 10.28 to Registrant’s Form 10-K for the year ended December 31, 2001).

10.40	Credit Agreement, dated as of December 13, 2004, between the Registrant, the Subsidiary Guarantors party thereto, the Lenders party thereto and JPMorgan Chase Bank as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 10.01 to the Registrant’s Form 8-K, dated December 13, 2004).

11.1	Statement regarding computation of per share earnings (included in Note 9 to the Notes to Consolidated Financial Statements contained in this Quarterly Report on Form 10-Q).

14.1	Financial Code of Ethics (incorporated by reference to Exhibit 14.1 to Registrant’s Form 10-K for the year ended December 31, 2003).

*15.1	Letter re: Unaudited Interim Financial Information, a copy of which is filed herewith.

*20.1	Report of Independent Registered Public Accounting Firm, a copy of which is filed herewith.

*31.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, a copy of which is filed herewith.

*31.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, a copy of which is filed herewith.

*32.1	Certification of Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, a copy of which is filed herewith.

*32.2	Certification of Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, a copy of which is filed herewith.

*	A copy of this exhibit is being filed with this Quarterly Report on Form 10-Q.

ANNEX G

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly Period Ended June 30, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 001-31700

PACIFICARE HEALTH SYSTEMS, INC.

(Exact name of Registrant as Specified in its Charter)

Delaware	95-4591529
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification Number)

5995 Plaza Drive, Cypress, California 90630

(Address of Principal Executive Offices, Including Zip Code)

(Registrant’s Telephone Number, Including Area Code) (714) 952-1121

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act)    Yes  ☒    No  ☐

There were approximately 87,671,000 shares of common stock outstanding on July 29, 2005.

PACIFICARE HEALTH SYSTEMS, INC.

FORM 10-Q

i

PART I. FINANCIAL INFORMATION

Item 1: Financial Statements

PACIFICARE HEALTH SYSTEMS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except per share data)

	June 30, 2005	December 31, 2004
	(unaudited)
ASSETS
Current assets:
Cash and equivalents	$670,295	$824,104
Marketable securities	2,074,077	1,936,765
Receivables, net	405,394	317,362
Prepaid expenses and other current assets	47,879	54,746
Deferred income taxes	175,344	148,702

Total current assets	3,372,989	3,281,679

Property, plant and equipment, net	230,198	226,594
Marketable securities-restricted	182,203	140,298
Goodwill	1,333,434	1,278,677
Intangible assets, net	231,865	227,122
Other assets	77,305	72,547

	$5,427,994	$5,226,917

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Medical claims and benefits payable	$1,250,700	$1,192,400
Accounts payable and accrued liabilities	446,887	514,336
Unearned premium revenue	91,889	89,496
Current portion of long-term debt	35,146	37,534

Total current liabilities	1,824,622	1,833,766

Long-term debt	891,702	916,520
Convertible subordinated debentures	135,000	135,000
Deferred income taxes	115,234	114,733
Other liabilities	55,534	38,460
Stockholders’ equity:
Common stock, $0.01 par value; 200,000 shares authorized; issued and outstanding 87,628 shares in 2005 and 86,072 shares in 2004	876	861
Unearned compensation	(58,208)	(32,207)
Additional paid-in capital	1,650,111	1,569,118
Accumulated other comprehensive income (loss)	(2,895)	3,498
Retained earnings	816,018	647,168

Total stockholders’ equity	2,405,902	2,188,438

	$5,427,994	$5,226,917

See accompanying notes.

PACIFICARE HEALTH SYSTEMS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

(Amounts in thousands, except per share data)

	Three Months Ended June 30,
	2005	2004
Revenue:
Commercial	$1,678,717	$1,413,587
Senior	1,637,775	1,441,187
Specialty and other	230,454	170,845
Net investment income	34,510	21,829

Total operating revenue	3,581,456	3,047,448

Expenses:
Health care services and other:
Commercial	1,367,917	1,198,216
Senior	1,431,195	1,248,111
Specialty and other	137,421	93,420

Total health care services and other	2,936,533	2,539,747

Selling, general and administrative expenses	475,729	372,423

Operating income	169,194	135,278
Interest expense, net	(18,729)	(10,853)

Income before income taxes	150,465	124,425
Provision for income taxes	57,888	48,401

Net income	$92,577	$76,024

Basic earnings per share	$1.07	$0.90

Diluted earnings per share	$0.96	$0.80

See accompanying notes.

PACIFICARE HEALTH SYSTEMS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

(Amounts in thousands, except per share data)

	Six Months Ended June 30,
	2005	2004
Revenue:
Commercial	$3,245,049	$2,799,905
Senior	3,257,480	2,851,300
Specialty and other	452,148	320,692
Net investment income	62,402	39,674

Total operating revenue	7,017,079	6,011,571

Expenses:
Health care services and other:
Commercial	2,656,317	2,366,779
Senior	2,840,136	2,473,072
Specialty and other	269,753	174,492

Total health care services and other	5,766,206	5,014,343

Selling, general and administrative expenses	924,860	741,475

Operating income	326,013	255,753
Interest expense, net	(35,506)	(21,670)

Income before income taxes	290,507	234,083
Provision for income taxes	112,224	91,058

Net income	$178,283	$143,025

Basic earnings per share	$2.07	$1.69

Diluted earnings per share	$1.85	$1.51

See accompanying notes.

PACIFICARE HEALTH SYSTEMS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

(Amounts in thousands)

	Six Months Ended June 30,
	2005	2004
Operating activities:
Net income	$178,283	$143,025
Adjustments to reconcile net income to net cash flows provided by (used in) operating activities:
Depreciation and amortization	30,606	24,721
Deferred income taxes	(25,772)	34,021
Tax benefit realized for stock option exercises	21,491	13,364
Stock-based compensation expense	15,979	20,377
Amortization of intangible assets	10,857	9,893
Amortization of notes receivable from sale of fixed assets	(2,626)	(2,751)
Amortization of capitalized loan fees	2,076	2,155
Recovery of doubtful accounts	(1,064)	(1,176)
Amortization of discount on 10 3/4% senior notes	448	142
Loss on disposal of property, plant and equipment and other	99	424
Changes in assets and liabilities, net of effects of acquisitions:
Receivables, net	(84,342)	(51,200)
Prepaid expenses and other assets	7,033	(10,843)
Medical claims and benefits payable	43,102	53,200
Accounts payable and accrued liabilities:
Accrued taxes	(18,075)	(8,046)
Other changes in accounts payable and accrued liabilities	(38,183)	(21,768)
Unearned premium revenue	2,393	(398,307)

Net cash flows provided by (used in) operating activities	142,305	(192,769)

Investing activities:
Purchase of marketable securities, net	(147,822)	(110,985)
Acquisitions, net of cash acquired	(54,746)	—
Sale (purchase) of marketable securities-restricted, net	(41,905)	26,863
Purchase of property, plant and equipment	(31,971)	(27,272)
Proceeds from the sale of property, plant and equipment	2,452	—

Net cash flows used in investing activities	(273,992)	(111,394)

Financing activities:
Proceeds from issuance of common stock	19,377	31,076
Principal payments on long-term debt	(17,439)	(948)
Purchase and retirement of common stock	(13,845)	(40,542)
Adjustment to fair value of 10 3/4% senior notes	(7,487)	—
Payments on software financing agreements	(2,728)	(4,053)

Net cash flows used in financing activities	(22,122)	(14,467)

Net decrease in cash and equivalents	(153,809)	(318,630)
Beginning cash and equivalents	824,104	1,198,422

Ending cash and equivalents	$670,295	$879,792

Table continued on next page

See accompanying notes.

PACIFICARE HEALTH SYSTEMS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(unaudited)

(Amounts in thousands)

	Six Months Ended June 30,
	2005	2004
Supplemental cash flow information:
Cash paid during the period for:
Income taxes, net of refunds	$121,576	$48,218
Interest	$32,123	$19,234
Supplemental schedule of noncash investing and financing activities:
Details of accumulated other comprehensive income (loss):
Change in market value of marketable securities	$(10,510)	$(34,092)
Decrease in deferred income taxes	4,117	12,704

Change in stockholders’ equity	$(6,393)	$(21,388)

Stock-based compensation	$2,193	$3,722

Discount on 10 3/4% senior notes	$(8,283)	$(1,387)

Investment in preferred stock	$7,000	$—

Details of businesses acquired in purchase transactions:
Fair value of assets acquired	$75,147	$—
Less liabilities assumed or created	(20,401)	—

Net cash paid for acquisitions	$54,746	$—

Table continued from previous page.

See accompanying notes.

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005

(unaudited)

1. Basis of Presentation

PacifiCare Health Systems, Inc. offers managed care and other health insurance products to employer groups, individuals and Medicare beneficiaries throughout most of the United States and Guam. Our commercial and senior medical plans are designed to deliver quality health care and customer service to members cost-effectively. These products include health insurance, health benefits administration and indemnity insurance products such as Medicare Supplement products offered through health maintenance organizations, or HMOs, and preferred provider organizations, or PPOs. We also offer a variety of specialty managed care products and services that employees can purchase as a supplement to our basic commercial and senior plans or as stand-alone products. These products include pharmacy benefit management, or PBM, services, behavioral health services, group life and health insurance and dental and vision benefit plans.

Following the rules and regulations of the Securities and Exchange Commission, or SEC, we have omitted footnote disclosures that would substantially duplicate the disclosures contained in our annual audited financial statements. The accompanying unaudited condensed consolidated financial statements should be read together with the consolidated financial statements and the notes included in our December 31, 2004 Annual Report on Form 10-K, filed with the SEC in February 2005.

The accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting solely of normal recurring adjustments, needed to present fairly the financial results for these interim periods. The condensed consolidated results of operations presented for the interim periods are not necessarily indicative of the results for a full year.

Premium revenues are earned from products where we bear insured risk. Non-premium revenues are earned from all other sources, including revenues from our PBM mail order business, administrative fees and other revenue. Our condensed consolidated statements of income show total revenues (premium revenues and non-premium revenues) and health care services and other expenses by the following categories: commercial, senior and specialty and other.

All intercompany transactions and accounts were eliminated in consolidation.

We reclassified certain prior year amounts in the accompanying condensed consolidated financial statements to conform to the 2005 presentation.

2. Stock-Based Compensation

Effective January 1, 2003, we adopted the fair value recognition provisions of Statements of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation, on a prospective basis for all employee and director awards granted, modified or settled on or after January 1, 2003. Awards typically vest over four years. Therefore, costs related to stock-based employee and director compensation included in the determination of net income is less than that which would have been recognized if the fair value based method had been applied to all awards granted, modified or settled since October 1, 1995.

In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123 (Revised 2004), Share-Based Payment, or SFAS No. 123R, which is a revision of SFAS No. 123. SFAS No. 123R supersedes Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. In April 2004, the SEC delayed the implementation date of SFAS No. 123R. SFAS No. 123R, which will become effective for us on January 1, 2006, will require us to expense share-based payments under the “modified prospective” method. Under this method, compensation expense is recognized for all share-based payments

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2005

(unaudited)

granted after January 1, 2006 and also for all awards granted prior to January 1, 2006 that remain unvested as of that date. We adopted the transitional provisions of SFAS No. 123 effective January 1, 2003 using the prospective method. Consequently, compensation expense for awards that we granted prior to January 1, 2003 that are not fully vested on January 1, 2006 will be subject to expense beginning January 1, 2006 under SFAS No. 123R. We do not expect that the adoption of SFAS No. 123R will have a significant impact on our results of operations or financial position.

The following table illustrates the effect on net income and earnings per share, as if the fair value method had been applied to all outstanding and unvested awards in each period.

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
	(Amounts in thousands, except per-share data)
Net income, as reported	$92,577	$76,024	$178,283	$143,025
Add stock-based compensation expense included in reported net income, net of related tax effect	3,356	5,227	5,689	9,778
Deduct total stock-based compensation expense determined under fair value method for all awards, net of related tax effect	(3,596)	(5,984)	(6,266)	(11,344)

Pro forma net income	$92,337	$75,267	$177,706	$141,459

Earnings per share:
Basic — as reported	$1.07	$0.90	$2.07	$1.69

Basic — pro forma	$1.07	$0.89	$2.06	$1.67

Diluted — as reported	$0.96	$0.80	$1.85	$1.51

Diluted — pro forma	$0.96	$0.79	$1.84	$1.49

The following table illustrates the components of our stock-based compensation expense for the three and six months ended June 30, 2005 and 2004:

	Three Months Ended June 30,				Six Months Ended June 30,
	2005		2004		2005		2004
	Pretax Charges	Net of Estimated Tax Expense	Pretax Charges	Net of Estimated Tax Expense	Pretax Charges	Net of Estimated Tax Expense	Pretax Charges	Net of Estimated Tax Expense
	(Amounts in thousands)
Stock options	$3,702	$2,266	$3,154	$1,927	$5,766	$3,529	$5,271	$3,221
Employee Stock Purchase Plan	1,782	1,090	5,401	3,300	3,529	2,160	10,732	6,557

	5,484	3,356	8,555	5,227	9,295	5,689	16,003	9,778
Restricted stock(1)	3,429	2,099	2,370	1,449	6,684	4,090	4,374	2,673

Total	$8,913	$5,455	$10,925	$6,676	$15,979	$9,779	$20,377	$12,451

(1)	The recognition and measurement of restricted stock is the same under APB Opinion No. 25 and SFAS No. 123. The related expenses for the fair value of restricted stock were charged to selling, general and administrative expenses and are included in the net income, as reported amounts in the pro forma net income table above. See Note 5, “Stockholders’ Equity.”

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2005

(unaudited)

3. Acquisition of Business

Pacific Life Insurance Company. On April 27, 2005, we completed the acquisition of the group health insurance business of Pacific Life Insurance Company, or Pacific Life. The transaction was structured as a coinsurance arrangement, whereby Pacific Life cedes to us all future premiums received for its group health operations, and we assume all future incurred claim liabilities. We also obtained renewal rights for the acquired membership. In conjunction with this acquisition, we entered into agreements for transitional and administrative services related to the acquired group health insurance business.

4. Long-Term Debt and Other Commitments

Convertible Subordinated Debentures. We have $135 million in aggregate principal amount of 3% convertible subordinated debentures due in 2032. The debentures are convertible into 6,428,566 shares of common stock under certain conditions, including satisfaction of a market price condition for our common stock, satisfaction of a trading price condition relating to the debentures, upon notice of redemption, or upon specified corporate transactions. Each $1,000 of the debentures is convertible into 47.619 shares of our common stock. The market price condition for conversion of the debentures is satisfied if the closing sale price of our common stock exceeds 110% of the conversion price (which is calculated at $23.10 per share) for the debentures for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of any fiscal quarter. In the event that the market price condition is satisfied during any fiscal quarter, the debentures are convertible, at the option of the holder, during the following fiscal quarter. While no debentures were converted as of June 30, 2005, they are considered common stock equivalents and are included in the calculation of weighted average shares outstanding on a diluted basis.

Beginning in October 2007, we may redeem for cash all or any portion of the debentures, at a purchase price of 100% of the principal amount plus accrued interest, upon not less than 30 nor more than 60 days’ written notice to the holders. Beginning in October 2007, and in successive 5-year increments, our holders may require us to repurchase the debentures for cash at a repurchase price of 100% of the principal amount plus accrued interest. Our payment obligations under the debentures are subordinated to our senior indebtedness, and effectively subordinated to all indebtedness and other liabilities of our subsidiaries.

10 3/4% Senior Notes. We have $325 million in aggregate principal amount of 10 3/4% senior notes due in 2009 outstanding. The 10 3/4% senior notes were issued in May 2002 at 99.389% of the aggregate principal amount; the initial discount is being amortized over the term of the notes. We may redeem the 10 3/4% senior notes at any time on or after June 1, 2006 at an initial redemption price equal to 105.375% of their principal amount plus accrued and unpaid interest. The redemption price will thereafter decline annually. Additionally, at any time on or prior to June 1, 2006, we may redeem the 10 3/4% senior notes upon a change of control, as defined in the indenture for the notes, at 100% of their principal amount plus accrued and unpaid interest and a “make-whole” premium.

In April 2003, we entered into an interest rate swap on $300 million of our 10 3/4% senior notes for the purpose of hedging the fair value of our indebtedness. On April 20, 2005, we terminated our swap agreement. The remaining swap value of approximately $7.5 million, representing a discount of the fair value of our 10 3/4% senior notes, is being amortized as a yield adjustment through June 2009, which correlates to the corresponding debt maturity.

Certain of our domestic subsidiaries fully and unconditionally guarantee the 10 3/4% senior notes. See Note 13, “Financial Guarantees.”

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2005

(unaudited)

Senior Credit Facility. In December 2004, we replaced our senior credit facility with a new syndicated senior Credit Agreement, or the Credit Agreement, with the Lenders named therein, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, J.P. Morgan Securities Inc., as Sole Lead Arranger and Sole Bookrunner, Morgan Stanley Senior Funding, Inc., as Syndication Agent and Co-Arranger and CIBC, Inc., The Bank of New York, and Wells Fargo Bank, N.A., as Co-Documentation Agents. The new facility consists of a $200 million term A loan, which matures on December 13, 2009, a $425 million term B loan, which matures on December 13, 2010, and a $200 million revolving line of credit, which matures on December 13, 2009. We used the proceeds of the term A and term B loans to refinance approximately $149 million (including accrued interest and fees of approximately $1 million) outstanding under our previous senior credit facility entered into in June 2003, to refinance approximately $30 million outstanding under the senior credit facility of American Medical Security Group, Inc., or AMS, and to fund a portion of the merger consideration paid to acquire AMS. In connection with the Credit Agreement, we incurred approximately $9 million in fees and expenses that are being amortized over the life of the facility. As of June 30, 2005, we had $608 million outstanding on the term A and term B loans and no balance outstanding on the revolving line of credit. There were no borrowings under the revolving line of credit during the quarter or six months ended June 30, 2005.

The credit facility provides us with two interest rate options for borrowings under the term loans, to which a margin spread is added: (1) the LIBO Rate multiplied by the Statutory Reserve Rate and (2) JPMorgan Chase Bank’s prime rate (or, if greater, the Federal Funds Rate plus 0.5%), which we refer to as the alternate base rate. The margin spread for the term loans is based upon our current Standard & Poor’s Ratings Services and Moody’s Investor Service debt ratings. The margin spread for LIBO Rate borrowings range from 0.75% to 1.75% per annum under the term A loan and 1.25% to 1.5% per annum under the term B loan. The margin spread for alternate base rate borrowings range from 0% to 0.75% per annum under the term A loan and 0.25% to 0.5% per annum under the term B loan. All of our borrowings under the term loans are currently LIBO Rate borrowings with rates ranging from 4.94% to 5.19%. The interest rates per annum applicable to revolving credit borrowings are, at our option, either LIBO Rate borrowings with the same margin spread as our term A loan or alternate base rate borrowings with the same margin spread applicable to the term A loan. We also pay a commitment fee on the average daily unused amount of the revolving credit commitment. The commitment fee range is based upon our current debt rating and ranges from 0.15% to 0.5% per annum. The current commitment fee rate is 0.375% per annum.

The Credit Agreement contains various covenants customary for financings of this type which place restrictions on our and/or our subsidiaries’ ability to incur debt, pay dividends, create liens, make investments, optionally repay, redeem or repurchase our securities and enter into mergers, dispositions and transactions with affiliates. The Credit Agreement also requires we meet various financial ratios, including a maximum consolidated leverage ratio, a minimum consolidated net worth requirement and a minimum fixed charge coverage requirement. At June 30, 2005, we were in compliance with all of these covenants.

Certain of our domestic subsidiaries provide guarantees and have granted security interests to the lenders in substantially all of their personal property in order to secure our obligations and their guarantees under the Credit Agreement. See Note 13, “Financial Guarantees.” We have also pledged the equity of certain of our subsidiaries to the lenders as security for the Credit Agreement.

Database Financing Agreements. As of June 30, 2005, we had $1 million outstanding under various financing agreements related to the purchase of database licenses, financial accounting system software and related maintenance in connection with the implementation of our information technology, or IT, initiatives. Payments under the financing agreements are due quarterly through October 2006. The interest imputed on the payment plan agreements ranges from 4.0% to 6.5%.

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2005

(unaudited)

Letters of Credit. Letters of credit are purchased guarantees that assure our performance or payment to third parties in connection with professional liability and workers compensation insurance policies, lease commitments and other potential obligations. Letters of credit commitments totaled $17 million at June 30, 2005 and 2004. As of June 30, 2005, our letters of credit commitments were backed by funds deposited in restricted cash accounts.

Information Technology Outsourcing Contracts. In December 2001, we entered into a 10-year contract to outsource our IT operations to International Business Machines Corporation, or IBM. Under the contract, IBM is the coordinator of our IT outsourcing arrangement, and provides IT services and day-to-day management of our IT infrastructure, including data center operations, support services and information distribution. In January 2002, we entered into a 10-year contract to outsource our IT software applications maintenance and enhancement services to Keane, Inc., or Keane. Our remaining cash obligations for base fees under these contracts over the initial 10-year terms are approximately $730 million, assuming our actual use of services equals the baselines specified in the contracts. However, because we have the ability to reduce services from the vendors under the contracts, our ultimate cash commitment may be less than the stated contract amounts. The contracts also provide for variable fees, based on services provided above certain contractual baselines. Additionally, in the event of contract termination, we may be responsible to pay termination fees to IBM and Keane. These termination fees decline as each successive year of the contract term is completed.

5. Stockholders’ Equity

Stock Repurchase Program. In May 2004, our Board of Directors authorized a share repurchase program under which up to $150 million of our common stock may be repurchased. Under the program, repurchases may be made from time to time in the open market or through privately negotiated transactions using available cash, and may be discontinued at any time. No shares were repurchased under the share repurchase program for the three and six months ended June 30, 2005. During the three months ended June 30, 2004, we repurchased approximately 1 million shares at a cost of approximately $38 million. The remaining authorization under our stock repurchase program as of June 30, 2005 was $50 million.

Restricted Stock Awards. For the three months ended June 30, 2005 and 2004, we granted 14,100 and 8,500 shares of restricted common stock, respectively, including stock deferred into restricted stock units, as part of an employee recognition and retention program. For the six months ended June 30, 2005 and 2004, we granted 559,300 and 791,900 shares in connection with the same program, respectively. Restrictions on these shares will expire and related charges are being amortized as earned over the vesting period of up to four years. A total of approximately 47,600 and 24,400 shares were forfeited during the three months ended June 30, 2005 and 2004, respectively. For the six months ended June 30, 2005 and 2004, 85,300 and 59,500 shares were forfeited, respectively.

All shares of restricted stock were issued from our 1996 Officer and Key Employee Stock Option Plan, as amended. The amount of unearned compensation recorded is based on the market value of the shares on the date of issuance and is included as a separate component of stockholders’ equity. Expenses related to the vesting of restricted stock (charged to selling, general and administrative expenses) were $3.4 million and $2.4 million for the three months ended June 30, 2005 and 2004, respectively. For the six months ended June 30, 2005 and 2004, the related expenses were $6.7 million and $4.4 million, respectively.

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2005

(unaudited)

6. Goodwill and Intangible Assets

Effective January 1, 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets. Under this rule, goodwill is no longer amortized, but is subject to impairment tests on an annual basis or more frequently if impairment indicators exist. Under the guidance of SFAS No. 142, we use a discounted cash flow methodology to assess the fair values of our reporting units. Impairment is measured by comparing the goodwill derived from the hypothetical purchase price allocation to the carrying value of the goodwill balance. No goodwill impairment indicators existed for the three months ended June 30, 2005 and, as a result, impairment testing was not required.

Other intangible assets are being amortized over their useful lives. We estimate our intangible asset amortization will be $20 million in 2005, $19 million in 2006, $18 million in 2007, $15 million in 2008 and $15 million in 2009. The following sets forth balances of identified intangible assets, by major class, for the periods indicated:

	Cost	Accumulated Amortization	Net Balance
	(Amounts in thousands)
Intangible assets:
Employer groups	$252,320	$140,854	$111,466
Provider networks	122,751	24,132	98,619
Other	26,329	9,292	17,037

Balance at December 31, 2004	$401,400	$174,278	$227,122

Intangible assets:
Employer groups	$271,520	$150,107	$121,413
Provider networks	118,251	25,704	92,547
Other	27,229	9,324	17,905

Balance at June 30, 2005	$417,000	$185,135	$231,865

The changes in the carrying amount of goodwill, by reportable segment are as follows:

	Health Plans	Specialty	Corporate And Other	Consolidated
	(Amounts in thousands)
Balance as of January 1, 2004	$954,701	$28,403	$—	$983,104
Goodwill acquired during 2004	295,573	—	—	295,573

Balance at December 31, 2004	1,250,274	28,403	—	1,278,677

Adjustments to goodwill acquired in 2004	(3,993)	—	—	(3,993)
Goodwill acquired during 2005	58,750	—	—	58,750

Balance at June 30, 2005	$1,305,031	$28,403	$—	$1,333,434

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2005

(unaudited)

7. Health Care Services and Other Expenses

The following table presents the components of total health care services and other expenses for the three and six months ended June 30, 2005 and 2004:

	Three Months Ended June 30,
	2005		2004
	Commercial	Senior	Commercial	Senior
	(Amounts in millions)
Capitation expense	$377	$779	$403	$711
All other health care services and other expenses	991	652	795	537

Total health care services and other expenses	$1,368	$1,431	$1,198	$1,248

	Six Months Ended June 30,
	2005		2004
	Commercial	Senior	Commercial	Senior
	(Amounts in millions)
Capitation expense	$761	$1,548	$802	$1,413
All other health care services and other expenses	1,895	1,292	1,565	1,060

Total health care services and other expenses	$2,656	$2,840	$2,367	$2,473

8. Contingencies

In Re Managed Care.

In mid-2000, various federal actions against managed care companies, including us, were joined in a multi-district litigation that was coordinated for pre-trial proceedings in the United States District Court for the Southern District of Florida. This litigation is known as “In re Managed Care Litigation.” Thereafter, Dr. Dennis Breen, Dr. Leonard Klay, Dr. Jeffrey Book and several other physicians, along with several medical associations, including the California Medical Association, joined the “In re Managed Care” proceeding as plaintiffs. These physicians sued several managed care companies, including us, alleging, among other things, that the companies have systematically underpaid providers for medical services to members, have delayed payments, and that the companies impose unfair contracting terms on providers and negotiate capitation payments that are inadequate to cover the costs of health care services provided.

We sought to compel arbitration of all of Dr. Breen’s, Dr. Book’s and other physician claims against us. The District Court granted our motion to compel arbitration against all of these claims except for claims for violations of the Racketeer Influenced and Corrupt Organizations Act, or RICO (“Direct RICO Claims”), and for their RICO conspiracy and aiding and abetting claims that stem from contractual relationships with other managed care companies. On April 7, 2003, the United States Supreme Court held that the District Court should have compelled arbitration of the Direct RICO Claims filed by Dr. Breen and Dr. Book. On September 15, 2003, the District Court entered another ruling on several of our motions to compel arbitration, ordering arbitration of all claims arising out of our contracts with plaintiffs containing arbitration clauses. The District Court, however, also ruled that (a) plaintiffs’ RICO conspiracy and aiding and abetting claims against us that stem from contractual relationships with other managed care companies and (b) plaintiffs’ claims based on services they provided to our members outside of any contractual relationship with us or assignments from our members do not need to be arbitrated. As a result, the order to compel arbitration does not cover part of the conspiracy and aiding and abetting claims of all plaintiffs or any of the direct claims by a subset of plaintiffs (non-contracted plaintiffs who provide services to our members but do not accept assignments from them).

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2005

(unaudited)

On September 26, 2002, the District Court certified a nationwide RICO class of virtually all physicians in the country as well as a nationwide state-law subclass of physicians. On September 1, 2004, the Eleventh Circuit upheld part of the class certified by the District Court. Specifically, the Eleventh Circuit upheld the District Court’s certification of a nationwide RICO class of physicians, but reversed the District Court’s certification of plaintiffs’ state law claims. On July 25, 2005, the District Court amended the class certification to, among other things, exclude “any claims that the methods by which negotiated capitation rates are derived and calculated are actuarially unsound.” The District Court’s July 25, 2005 order amended and certified plaintiffs’ class as to both “In re Managed Care” and also as to the essentially identical lawsuit filed in the Southern District of Florida: Shane et al. v. Humana et al. Case No. 04-21589-CIV-MORENO (“Shane II”). The District Court has set a trial date for January 2006. We deny all material allegations and intend to defend the action vigorously.

Several additional lawsuits have been filed against us and the other defendants in the “In re Managed Care Litigation” by non-physician providers of health care services, such as chiropractors and podiatrists. Those lawsuits have been assigned to the District Court for pre-trial proceedings, but are currently stayed pending the completion of pre-trial matters in the physician class action.

Ronald Allen Gass v. Wellpoint Health Networks, Inc., et al. No. BC318704. Deeanna Foster et al., v. WellPoint Health Networks, Inc., et al. No. BC331007. On July 19, 2004, Ronald Gass filed a complaint in the California Superior Court of Los Angeles County, California, against our subsidiary, PacifiCare of California, Inc. as well as eleven other managed care companies. The fifth amended complaint alleges a single cause of action under California Business and Professions Code section 17200, et seq. Specifically, plaintiffs allege that hospitals, by placing liens on third-party recoveries obtained by Managed Care Organization, or MCO, members, were collecting more money from the members than the hospitals were entitled to receive under their contracts with the MCOs. Plaintiffs further allege that the MCOs were permitting the hospitals to file such liens (or at least not preventing them from doing so), and the MCOs’ failure to prevent this hospital practice amounted to illegal, unfair and fraudulent conduct by the MCOs in violation of California Business and Professions Code Sec. 17200, et seq. On June 3, 2005, PacifiCare filed a demurrer as to each of the claims alleged in the fifth amended complaint. In July 2005, the demurrer was granted and the complaint was dismissed with prejudice which terminated the case.

On March 28, 2005, Deeanna Foster filed a complaint in the California Superior Court of Los Angeles County, California, against PacifiCare of California as well as eleven other managed care companies. On April 28, 2005, the case was removed to the U.S. District Court for the Central District of California. On May 31, 2005, plaintiffs Deeanna Foster, Gerado Gomez, Arlene Isaccs, Maria Esquivel and Thelma Thomas filed their First Amended Complaint. Plaintiffs, who are not members of a PacifiCare health plan, allege that the defendants violated provisions sections 502 (a)(1)(B) and 503 (a)(3) of the Employment Retirement Income Security Act, or ERISA. Specifically, the First Amended Complaint alleges that the defendants engage in unfair business practices by permitting hospitals to collect full or partial payment for a patient’s emergency medical care from the patient (through a lien on a third-party recovery) or from a Med-Pay provision in an auto or homeowner’s policy. In July 2005, Plaintiffs entered into a stipulation with PacifiCare dismissing all claims against PacifiCare which terminated the case.

Ruby Saucedo et al., v. PacifiCare of California and Primax Recoveries, Inc. (04-CV-9354, C.D. Cal.). On November 12, 2004, Ruby Saucedo and Carolina Segovia, who are members of our California health plans, filed a complaint in the United States District Court for the Central District of California against PacifiCare of California and Primax Recoveries, Inc. Plaintiffs allege that PacifiCare, through its agent Primax, unlawfully demanded repayment of Plaintiffs’ third-party recoveries even though the Plaintiffs had already paid their applicable deductibles and co-payments in alleged violation of ERISA. The complaint seeks unspecified monetary damages and injunctive relief. On February 9, 2005, we filed a motion to dismiss the Complaint. In April 2005, the complaint was dismissed with prejudice which terminated the case.

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2005

(unaudited)

Gadson v. United Wisconsin Life Insurance Company. On September 29, 2004, the Circuit Court of Montgomery County, Alabama, granted final approval of the certification and settlement of a class action lawsuit, Gadson v. United Wisconsin Life Insurance Company, although approval of the settlement has been appealed to the Alabama Supreme Court. Oral argument on this appeal was heard on August 2, 2005. The Circuit Court had granted preliminary approval of the certification and settlement in March 2004. The lawsuit was filed in 2001 and involves issues relating to the rating methodology formerly used by AMS for group health benefit plans marketed to individuals in Alabama and Georgia. All claims of participating class members have been dismissed in exchange for the settlement consideration. On June 14, 2004, the Superior Court of Cobb County, Georgia in Parker v. American Medical Security Group, Inc., issued an order enjoining AMS from settling with Georgia residents who are members of the Gadson class. On September 2, 2004 the Superior Court certified a class of Georgia residents. On March 31, 2005, the Georgia Supreme Court ruled that the Georgia plaintiffs lacked standing to challenge the Gadson settlement and held that the injunction was invalid.

Irwin v. AdvancePCS, Inc. et al. On March 26, 2003, Robert Irwin filed a complaint in the California Superior Court of Alameda County, California, against our PBM company, Prescription Solutions, as well as nine other PBM companies. On July 17, 2003, the Irwin case was coordinated with American Federation of State, County & Municipal Employees v. AdvancedPCS, et al., and transferred to Los Angeles Superior Court for coordinated proceedings. The case purports to be filed on behalf of members of non-ERISA health plans and individuals with no prescription drug coverage who have purchased drugs at retail rates. The first amended complaint, filed on November 25, 2003, alleges that each of the defendants violated California’s unfair competition law. The complaint challenges alleged business practices of PBMs, including practices relating to pricing, rebates, formulary management, data utilization and accounting and administrative processes. The complaint seeks unspecified monetary damages and injunctive relief. On May 5, 2004, Prescription Solutions filed a petition to compel arbitration. On July 9, 2004, the Superior Court granted the petition, holding that Irwin’s request for monetary relief can only be resolved in arbitration and staying Irwin’s request for injunctive relief against Prescription Solutions until an appropriate arbitration is completed. Discovery is stayed as to Prescription Solutions pending arbitration. We deny all material allegations and intend to defend the action vigorously.

Other Litigation. We are involved in various legal actions in the normal course of business, including a variety of legal actions and claims that seek monetary damages (or punitive damages that are not covered by insurance) relating but not limited to the following: (i) denial of healthcare benefits, (ii) disputes related to managed care or cost containment activities, (iii) disputes with providers, agents or brokers over compensation or other matters, (iv) disputes related to claim administration errors and failure to disclose network rate discounts and other fee and rebate arrangements, (v) disputes over rating methodology and practices or termination of coverage, (vi) disputes over copayment calculations, (vii) customer audits of our administration of ERISA and other plans, and (viii) disputes with payers and other third parties over contracted services provided by us. Our establishment of drug formularies, support of clinical trials and PBM services may increase our exposure to product liability claims associated with pharmaceuticals and medical devices. Based on current information, including consultation with our lawyers, we believe any ultimate liability that may arise from these actions, including the “In re Managed Care Litigation,” would not materially affect our consolidated financial position, results of operations or cash flows. However, our evaluation of the likely impact of these actions could change in the future and an unfavorable outcome, depending upon the amount and timing, could have a material effect on our results of operations or cash flows of a future period. For example, the loss of even one claim resulting in a significant punitive damage award could have a material adverse effect on our business. Moreover, our exposure to potential liability under punitive damage theories may decrease significantly our ability to settle these claims on reasonable terms.

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2005

(unaudited)

Provider Instability and Insolvency. Our health care services and other expenses include write-offs of certain uncollectible receivables from providers, and the estimated cost of unpaid health care claims normally covered by our capitation payments. Depending on state law, we may be held liable for unpaid health care claims that were previously the responsibility of the capitated provider and for which we have already paid capitation. Insolvency reserves also include estimates for potentially insolvent providers that we have specifically identified, where conditions indicate claims are not being paid or claim payments have slowed considerably, and we have determined that it is probable that we will be required to make the providers’ claim payments. We continue to monitor the financial condition of our providers where there is perceived risk of insolvency and adjust our insolvency reserves as necessary. Information provided by provider groups may be unaudited, self-reported information or may not ultimately be obtained. The balance of our insolvency reserves included in medical claims and benefits payable totaled $23 million at June 30, 2005 and $30 million at December 31, 2004.

To reduce insolvency risk, we have developed contingency plans that include shifting members to other providers and reviewing operational and financial plans to monitor and maximize financial and network stability. As capitation contracts are renewed for providers we have also taken steps, where feasible, to have security reserves established for insolvency issues. Security reserves are most frequently in the forms of letters of credit or segregated funds that are held in the provider’s name in a third party financial institution. The reserves may be used to pay claims that are the financial responsibility of the provider.

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2005

(unaudited)

9. Earnings Per Share

The following table includes a reconciliation of the numerators and denominators for the computation of basic and diluted earnings per share.

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
	(Amounts in thousands, except per share data)
Basic Earnings Per Share Calculation:

Numerator
Net income	$92,577	$76,024	$178,283	$143,025

Denominator
Shares outstanding at the beginning of the period(1)	86,084	84,946	85,162	83,339
Weighted average number of shares issued:
Treasury stock repurchases	(17)	(267)	(223)	(200)
Stock options exercised	346	254	1,213	1,463

Denominator for basic earnings per share	86,413	84,933	86,152	84,602

Basic earnings per share	$1.07	$0.90	$2.07	$1.69

Diluted Earnings Per Share Calculation:

Numerator
Net income	$92,577	$76,024	$178,283	$143,025
Adjustment for interest expense avoided on convertible subordinated debentures, net of tax	620	618	1,239	1,237

Net income, as adjusted for interest expense avoided on convertible subordinated debentures	$93,197	$76,642	$179,522	$144,262

Denominator
Denominator for basic earnings per share	86,413	84,933	86,152	84,602
Common stock equivalents related to convertible subordinated debentures	6,429	6,429	6,429	6,429
Employee stock options and other dilutive potential common shares(2)	4,411	4,770	4,549	4,818

Denominator for diluted earnings per share	97,253	96,132	97,130	95,849

Diluted earnings per share	$0.96	$0.80	$1.85	$1.51

(1)	Excludes 976,000 and 997,000 shares of restricted common stock which have been granted under our stock-based compensation plans but have not vested as of June 30, 2005 and 2004, respectively.

(2)	Certain options to purchase common stock were not included in the calculation of diluted earnings per share because their exercise prices were greater than the average market price of our common stock for the periods presented. For the three months ended June 30, 2005 and 2004, these excluded weighted options outstanding totaled 0.5 million shares and 1.5 million shares, respectively, with exercise prices ranging from $32.37 to $64.26 per share. For the six months ended June 30, 2005 and 2004, these weighted options outstanding totaled 0.4 million shares and 1.5 million shares, respectively, with exercise prices ranging from $32.37 to $64.26 per share. For the three months ended June 30, 2005 and 2004, the average market value used in the computation of dilutive employee stock options and other dilutive potential common shares was $62.05 and $37.65, respectively. For the six months ended June 30, 2005 and 2004, the average market value used was $61.05 and $36.06, respectively.

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2005

(unaudited)

10. Comprehensive Income

Comprehensive income represents our net income plus changes in equity, other than those changes resulting from investments by, and distributions to, our stockholders. Such changes include unrealized gains or losses on our available-for-sale securities. Our comprehensive income totaled $104 million and $47 million for the three months ended June 30, 2005 and 2004, respectively. For the six months ended June 30, 2005 and 2004, our comprehensive income totaled $172 million and $122 million, respectively.

11. Business Segment Information

We sell health care services in the form of bundled managed care and supplemental managed care products to members of all ages. Thus, our customer is the individual. However, we are paid by employer groups and the Federal Government who offer our health plans, along with other health plans, to their employees (or in the case of Medicare, to the individual Medicare beneficiary). The member can select one of our plans, or a plan offered by another health care insurer. We also offer our health plans to individuals directly. We have identified our product lines as commercial, Medicare and supplemental managed care products based on the benefits offered and source of payment (commercial premiums are paid for by a combination of the employer and employee, whereas the government pays most of the premium for Medicare beneficiaries).

We have two reportable segments, the Health Plans segment, which is comprised of eight principal geographic operating segments and the Specialty segment which is comprised of pharmacy products, pharmacy benefit management, and dental, vision and behavioral health services. The operating segments within the reportable Health Plans segment all have similar economic characteristics. In addition, the operating segments within the reportable Health Plans segment meet the additional following five aggregation criteria as defined under paragraph 17 of SFAS No. 131, Disclosures About Segments of An Enterprise and Related Information:

1.	All operating segments provide similar health care products to the same class of customers, individuals. We generally market similar health care products throughout the country for each of our customer groups. We provide a broad spectrum of health plans to our members through programs such as HMOs for members of all ages, including senior members, PPOs, and Medicare supplement products.

2.	The production processes are substantially similar for all operating segments as they support similar customer groups and products.

3.	Each operating segment has the same class of customers, individuals within large and small employer groups and senior and commercial individuals.

4.	Each operating segment has similar distribution channels. We use multiple distribution channels such as general agents, an on-line price-quoting service, insurance brokers and consultants who represent many employer groups and direct plan enrollment for a portion of our senior members. These methods are similar across geographies.

5.	The health care industry is highly regulated at both the federal and state levels. All of the geographies must comply with the same federal regulations. While each state’s laws are in some respects unique, many states have similar laws and regulations applicable to managed care and insurance companies.

The team which comprises the “chief operating decision maker” reviews commercial and senior product lines (Health Plans segment) and the specialty product line to operating income. We regularly review for changes in our segment reporting. Our reportable segments have not changed from December 31, 2004. Accordingly, we have provided disclosures related to our Health Plans and Specialty segments in the table below.

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2005

(unaudited)

The accounting policies of the segments are consistent with generally accepted accounting principles in the United States. The following table presents segment information for the Health Plans and Specialty segments for the three and six months ended June 30, 2005 and 2004, as if our segment reporting structure had been effective on January 1, 2004. Intersegment revenues include internal pharmaceutical sales by our mail order pharmacy to the Health Plans segment’s members and fees recognized by the Specialty segment for services provided to the Health Plans segment. Amounts under the heading “Corporate and Other” include revenues and expenses not allocable to reportable segments. Intersegment transactions are eliminated in consolidation under the heading “Corporate and Other.”

	Health Plan	Specialty	Corporate and Other	Consolidated
	(Amounts in thousands)
Three months ended June 30, 2005:
Operating revenue from external customers	$3,316,492	$230,454	$—	$3,546,946
Intersegment revenues	5,472	269,636	(275,108)	—
Segment operating income	137,241	31,953	—	169,194
Segment assets	$4,655,021	$378,481	$394,492	$5,427,994

Three months ended June 30, 2004:
Operating revenue from external customers	$2,854,774	$170,845	$—	$3,025,619
Intersegment revenues	5,588	84,101	(89,689)	—
Segment operating income	110,301	24,977	—	135,278
Segment assets	$3,666,615	$337,409	$367,007	$4,371,031

Six months ended June 30, 2005:
Operating revenue from external customers	$6,502,529	$452,148	$—	$6,954,677
Intersegment revenues	10,981	530,139	(541,120)	—
Segment operating income	264,126	61,887	—	326,013
Segment assets	$4,655,021	$378,481	$394,492	$5,427,994

Six months ended June 30, 2004:
Operating revenue from external customers	$5,651,205	$320,692	$—	$5,971,897
Intersegment revenues	8,562	167,116	(175,678)	—
Segment operating income	200,322	55,431	—	255,753
Segment assets	$3,666,615	$337,409	$367,007	$4,371,031

Our largest source of revenue is the federal government. Sources of federal government revenues include revenues from Medicare beneficiaries and from federal employees covered by the Federal Employee Health Benefits Program, or FEHBP, who are included in our commercial product line. Federal government revenues were $1.8 billion and $1.5 billion for the three months ended June 30, 2005 and 2004, respectively. For the six months ended June 30, 2005 and 2004, federal government revenues were $3.5 billion and $3.0 billion, respectively.

12. Subsequent Events

Pending Merger with UnitedHealth Group Inc. On July 6, 2005, we entered into a definitive agreement to merge with UnitedHealth Group Inc., or UnitedHealth. Upon completion of the merger, we will operate as a wholly owned subsidiary of UnitedHealth. Under the terms of the agreement, at the effective time of the merger each outstanding share of our common stock will be converted into the right to receive 1.10 shares of UnitedHealth common stock plus $21.50 in cash. The transaction with UnitedHealth is subject to a number of

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2005

(unaudited)

conditions, including, the adoption of the Merger Agreement by our stockholders at a special stockholder’s meeting, the termination or expiration of the waiting period under the Hart Scott Rodino Antitrust Improvements Act, receipt of all other necessary regulatory approvals and the satisfaction or waiver of other customary conditions. The merger agreement contains certain termination rights for both us and UnitedHealth, and provides that, upon termination of the merger agreement under specified circumstances, we may be required to pay UnitedHealth a termination fee of $243.6 million.

Sale of Guam Business Operations. On July 16, 2005, we entered into a definitive agreement to sell all of the outstanding shares of PacifiCare Health Insurance Company of Micronesia, Inc., a Guam domestic insurance company. Completion of this sale is subject to regulatory approvals and other customary conditions. We anticipate completing this sale in the latter part of 2005.

13. Financial Guarantees

Certain of our domestic subsidiaries fully and unconditionally guarantee the 10 3/4% senior notes. The Guarantor Subsidiaries, excluding PacifiCare of Arizona, Inc. and PacifiCare of Oklahoma, Inc., are also guarantors of our senior credit facility.

The following unaudited condensed consolidating financial statements quantify the financial position as of June 30, 2005 and December 31, 2004 and the operations for the three and six months ended June 30, 2005 and 2004 and the cash flows for the six months ended June 30, 2005 and June 30, 2004 of the Guarantor Subsidiaries listed below. The following unaudited condensed consolidating balance sheets, condensed consolidating statements of operations and condensed consolidating statements of cash flows present financial information for the following entities and utilize the following adjustments:

Parent — PacifiCare Health Systems, Inc. on a stand-alone basis (carrying investments in subsidiaries under the equity method); PacifiCare Health Systems, Inc. became the parent on February 14, 1997 effective with the acquisition of FHP International Corporation, or FHP.

Guarantor Subsidiaries — (a) PacifiCare Health Plan Administrators, Inc., or PHPA, PacifiCare eHoldings, Inc., SeniorCo, Inc., RxSolutions, Inc., doing business as Prescription Solutions, PacifiCare Behavioral Health, Inc., American Medical Security Group, Inc., or AMSG, and SecureHorizons USA, Inc. on a stand-alone basis (carrying investments in subsidiaries under the equity method) and (b) PacifiCare of Arizona, Inc., PacifiCare of Oklahoma, Inc. and PacifiCare Southwest Operations, Inc., which are fully owned subsidiaries of PHPA, and Nurse Healthline, Inc. and Continental Plan Services, Inc., which are fully owned subsidiaries of AMSG.

Non-Guarantor Subsidiaries — Represents all other directly or indirectly wholly owned subsidiaries of the Parent on a condensed consolidated basis.

Consolidating Adjustments — Entries that eliminate the investment in subsidiaries and intercompany balances and transactions.

The Company — The financial information for PacifiCare Health Systems, Inc. on a condensed consolidated basis.

Provision For Income Taxes — PacifiCare and its subsidiaries record the provision for income taxes in accordance with an intercompany tax-sharing agreement. Income tax benefits available to subsidiaries that arise from net operating losses can only be used to offset the subsidiaries’ taxable income from prior years in accordance with the Federal Tax Law and taxable income in future periods.

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2005

(unaudited)

CONDENSED CONSOLIDATING BALANCE SHEETS

June 30, 2005

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Company
	(Amounts in thousands)
ASSETS
Current assets:
Cash and equivalents	$—	$320,788	$349,507	$—	$670,295
Marketable securities	—	227,675	1,846,402	—	2,074,077
Receivables, net	1,073	133,000	283,201	(11,880)	405,394
Intercompany	(29,309)	89,598	(60,289)	—	—
Prepaid expenses and other current assets	50	39,303	15,511	(6,985)	47,879
Deferred income taxes	—	101,249	121,170	(47,075)	175,344

Total current assets	(28,186)	911,613	2,555,502	(65,940)	3,372,989

Property, plant and equipment, net	—	162,216	67,982	—	230,198
Marketable securities-restricted	29,286	8,974	143,943	—	182,203
Deferred income taxes	—	110,627	30,059	(140,686)	—
Investment in subsidiaries	3,455,623	2,660,309	9,500	(6,125,432)	—
Goodwill and intangible assets, net	—	503,516	1,061,783	—	1,565,299
Other assets	23,330	32,276	21,699	—	77,305

	$3,480,053	$4,389,531	$3,890,468	$(6,332,058)	$5,427,994

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Medical claims and benefits payable	$—	$195,401	$1,067,334	$(12,035)	$1,250,700
Accounts payable and accrued liabilities	4,664	220,069	226,666	(4,512)	446,887
Deferred income taxes	—	30,133	16,942	(47,075)	—
Unearned premium revenue	—	4,726	89,486	(2,323)	91,889
Current portion of long-term debt	34,250	672	224	—	35,146

Total current liabilities	38,914	451,001	1,400,652	(65,945)	1,824,622

Long-term debt	890,342	255	1,105	—	891,702
Convertible subordinated debentures	135,000	—	—	—	135,000
Deferred income taxes	—	176,789	79,131	(140,686)	115,234
Other liabilities	7,000	48,534	—	—	55,534
Stockholders’ equity:
Common stock	876	—	—	—	876
Unearned compensation	(58,208)	—	—	—	(58,208)
Additional paid-in capital	1,650,111	—	—	—	1,650,111
Accumulated other comprehensive loss	—	(444)	(2,622)	171	(2,895)
Retained earnings	816,018	—	—	—	816,018
Equity in income of subsidiaries	—	3,713,396	2,412,202	(6,125,598)	—

Total stockholders’ equity	2,408,797	3,712,952	2,409,580	(6,125,427)	2,405,902

	$3,480,053	$4,389,531	$3,890,468	$(6,332,058)	$5,427,994

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2005

(unaudited)

CONDENSED CONSOLIDATING BALANCE SHEETS

December 31, 2004

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Company
	(Amounts in thousands)
ASSETS
Current assets:
Cash and equivalents	$—	$394,305	$429,799	$—	$824,104
Marketable securities	—	207,181	1,729,584	—	1,936,765
Receivables, net	996	89,426	235,527	(8,587)	317,362
Intercompany	(49,021)	85,013	(35,992)	—	—
Prepaid expenses and other current assets	5,800	38,764	16,225	(6,043)	54,746
Deferred income taxes	—	80,526	112,831	(44,655)	148,702

Total current assets	(42,225)	895,215	2,487,974	(59,285)	3,281,679

Property, plant and equipment, net	—	133,033	93,561	—	226,594
Marketable securities-restricted	31,940	4,949	103,409	—	140,298
Deferred income taxes	—	111,201	30,060	(141,261)	—
Investment in subsidiaries	3,273,114	2,646,361	7,341	(5,926,816)	—
Goodwill and intangible assets, net	—	437,274	1,068,525	—	1,505,799
Other assets	21,069	29,778	21,700	—	72,547

	$3,283,898	$4,257,811	$3,812,570	$(6,127,362)	$5,226,917

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Medical claims and benefits payable	$—	$180,890	$1,020,428	$(8,918)	$1,192,400
Accounts payable and accrued liabilities	15,203	324,499	177,990	(3,356)	514,336
Deferred income taxes	—	28,083	16,212	(44,295)	—
Unearned premium revenue	—	4,671	87,181	(2,356)	89,496
Current portion of long-term debt	34,250	3,028	256	—	37,534

Total current liabilities	49,453	541,171	1,302,067	(58,925)	1,833,766

Long-term debt	914,505	627	1,388	—	916,520
Convertible subordinated debentures	135,000	—	—	—	135,000
Deferred income taxes	—	168,940	87,054	(141,261)	114,733
Other liabilities	—	38,460	—	—	38,460
Stockholders’ equity:
Common stock	861	—	—	—	861
Unearned compensation	(32,207)	—	—	—	(32,207)
Additional paid-in capital	1,569,118	—	—	—	1,569,118
Accumulated other comprehensive income (loss)	—	(83)	3,581	—	3,498
Retained earnings	647,168	—	—	—	647,168
Equity in income of subsidiaries	—	3,508,696	2,418,480	(5,927,176)	—

Total stockholders’ equity	2,184,940	3,508,613	2,422,061	(5,927,176)	2,188,438

	$3,283,898	$4,257,811	$3,812,570	$(6,127,362)	$5,226,917

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2005

(unaudited)

CONSOLIDATING CONDENSED STATEMENTS OF INCOME

For the Three Months Ended June 30, 2005

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Company
	(Amounts in thousands)
Operating revenue	$379	$837,536	$3,055,137	$(311,596)	$3,581,456
Income from subsidiaries	110,724	133,148	2,055	(245,927)	—

Total operating revenue	111,103	970,684	3,057,192	(557,523)	3,581,456
Health care services and other expenses	—	701,127	2,530,796	(295,390)	2,936,533
Selling, general and administrative expenses	32	179,630	311,201	(15,134)	475,729

Operating income	111,071	89,927	215,195	(246,999)	169,194
Interest expense, net	(18,494)	(1,216)	(91)	1,072	(18,729)

Income before income taxes	92,577	88,711	215,104	(245,927)	150,465
Provision (benefit) for income taxes	—	(21,413)	79,301	—	57,888

Net income	$92,577	$110,124	$135,803	$(245,927)	$92,577

For the Six Months Ended June 30, 2005

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Company
	(Amounts in thousands)
Operating revenue	$770	$1,642,229	$5,985,794	$(611,714)	$7,017,079
Income from subsidiaries	212,775	272,086	2,158	(487,019)	—

Total operating revenue	213,545	1,914,315	5,987,952	(1,098,733)	7,017,079
Health care services and other expenses	—	1,370,801	4,975,159	(579,754)	5,766,206
Selling, general and administrative expenses	98	355,660	598,668	(29,566)	924,860

Operating income	213,447	187,854	414,125	(489,413)	326,013
Interest expense, net	(35,164)	(2,667)	(69)	2,394	(35,506)

Income before income taxes	178,283	185,187	414,056	(487,019)	290,507
Provision (benefit) for income taxes	—	(32,652)	144,876	—	112,224

Net income	$178,283	$217,839	$269,180	$(487,019)	$178,283

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2005

(unaudited)

CONDENSED CONSOLIDATING STATEMENTS OF INCOME

For the Three Months Ended June 30, 2004

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Company
	(Amounts in thousands)
Operating revenue	$186	$557,285	$2,609,223	$(119,246)	$3,047,448
Income from subsidiaries	86,470	133,100	752	(220,322)	—

Total operating revenue	86,656	690,385	2,609,975	(339,568)	3,047,448
Health care services and other expenses	—	443,193	2,205,397	(108,843)	2,539,747
Selling, general and administrative expenses	39	153,408	229,192	(10,216)	372,423

Operating income	86,617	93,784	175,386	(220,509)	135,278
Interest expense	(10,593)	(371)	(76)	187	(10,853)

Income before income taxes	76,024	93,413	175,310	(220,322)	124,425
Provision (benefit) for income taxes	—	(13,628)	62,029	—	48,401

Net income	$76,024	$107,041	$113,281	$(220,322)	$76,024

For the Six Months Ended June 30, 2004

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Company
	(Amounts in thousands)
Operating revenue	$407	$1,085,862	$5,159,989	$(234,687)	$6,011,571
Income from subsidiaries	164,005	263,584	846	(428,435)	—

Total operating revenue	164,412	1,349,446	5,160,835	(663,122)	6,011,571
Health care services and other expenses	—	858,511	4,365,883	(210,051)	5,014,343
Selling, general and administrative expenses	114	304,557	460,563	(23,759)	741,475

Operating income	164,298	186,378	334,389	(429,312)	255,753
Interest expense	(21,273)	(1,246)	(28)	877	(21,670)

Income before income taxes	143,025	185,132	334,361	(428,435)	234,083
Provision (benefit) for income taxes	—	(22,914)	113,972	—	91,058

Net income	$143,025	$208,046	$220,389	$(428,435)	$143,025

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2005

(unaudited)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2005

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Company
	(Amounts in thousands)
Operating activities:
Net income	$178,283	$217,839	$269,180	$(487,019)	$178,283
Adjustments to reconcile net income to net cash flows provided by (used in) operating activities:
Equity in income of subsidiaries	(212,775)	(272,086)	(2,158)	487,019	—
Depreciation and amortization	—	24,777	5,829	—	30,606
Deferred income taxes	—	(23,013)	(2,759)	—	(25,772)
Tax benefit realized for stock option exercises	21,491	—	—	—	21,491
Stock-based compensation expense	15,979	—	—	—	15,979
Amortization of intangible assets	—	4,116	6,741	—	10,857
Amortization of notes receivable from sale of fixed assets	—	(2,626)	—	—	(2,626)
Amortization of capitalized loan fees	2,076	—	—	—	2,076
Provision for (recovery of) doubtful accounts	—	419	(1,483)	—	(1,064)
Amortization of discount on 10 3/4% senior notes	448	—	—	—	448
Loss (gain) on disposal of property, plant and equipment and other	—	341	(242)	—	99
Changes in assets and liabilities, net of effects of acquisitions	(10,952)	(140,577)	63,457	—	(88,072)

Net cash flows provided by (used in) operating activities	(5,450)	(190,810)	338,565	—	142,305

Investing activities:
Purchase of marketable securities, net	—	(21,716)	(126,106)	—	(147,822)
Acquisitions, net of cash acquired	(8,390)	(46,356)	—	—	(54,746)
Sale (purchase) of marketable securities-restricted, net	2,654	(4,025)	(40,534)	—	(41,905)
Purchase of property, plant and equipment	—	(27,011)	(4,960)	—	(31,971)
Proceeds from the sale of property, plant and equipment	—	—	2,452	—	2,452

Net cash flows used in investing activities	(5,736)	(99,108)	(169,148)	—	(273,992)

Financing activities:
Proceeds from issuance of common stock	19,377	—	—	—	19,377
Principal payments on long-term debt	(17,125)	—	(314)	—	(17,439)
Purchase and retirement of common stock	(13,845)	—	—	—	(13,845)
Adjustment to fair value of senior notes	(7,487)	—	—	—	(7,487)
Payments on software financing agreements	—	(2,728)	—	—	(2,728)
Intercompany activity:
Capital contributions received (paid)	266	65,749	(66,015)	—	—
Dividends received (paid)	30,000	140,245	(170,245)	—	—
Subordinated loans received (paid)	—	13,135	(13,135)	—	—

Net cash flows provided by (used in) financing activities	11,186	216,401	(249,709)	—	(22,122)

Net decrease in cash and equivalents	—	(73,517)	(80,292)	—	(153,809)
Beginning cash and equivalents	—	394,305	429,799	—	824,104

Ending cash and equivalents	$—	$320,788	$349,507	$—	$670,295

PACIFICARE HEALTH SYSTEMS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2005

(unaudited)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2004

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Adjustments	Company
	(Amounts in thousands)
Operating activities:
Net income	$143,025	$208,046	$220,389	$(428,435)	$143,025
Adjustments to reconcile net income to net cash flows provided by (used in) operating activities:
Equity in income of subsidiaries	(164,005)	(263,584)	(846)	428,435	—
Depreciation and amortization	—	20,315	4,406	—	24,721
Deferred income taxes	—	35,774	(1,753)	—	34,021
Tax benefit realized for stock option exercises	13,364	—	—	—	13,364
Stock-based compensation expense	20,377	—	—	—	20,377
Amortization of intangible assets	—	1,428	8,465	—	9,893
Amortization of notes receivable from sale of fixed assets	—	(2,751)	—	—	(2,751)
Amortization of capitalized loan fees	2,155	—	—	—	2,155
Provision for (recovery of) doubtful accounts	—	(6,032)	4,856	—	(1,176)
Amortization of discount on 10 3/4% senior notes	142	—	—	—	142
Loss (gain) on disposal of property, plant and equipment	—	492	(68)	—	424
Changes in assets and liabilities	(6,516)	(84,655)	(345,793)	—	(436,964)

Net cash flows provided by (used in) operating activities	8,542	(90,967)	(110,344)	—	(192,769)

Investing activities:
Purchase of marketable securities, net	—	(8,886)	(102,099)	—	(110,985)
Sale (purchase) of marketable securities-restricted, net	1,372	(4,492)	29,983	—	26,863
Purchase of property, plant and equipment	—	(24,791)	(2,481)	—	(27,272)

Net cash flows provided by (used in) investing activities	1,372	(38,169)	(74,597)	—	(111,394)

Financing activities:
Proceeds from issuance of common stock	31,076	—	—	—	31,076
Principal payments on long-term debt	(750)	—	(198)	—	(948)
Purchase and retirement of common stock	(40,542)	—	—	—	(40,542)
Payments on software financing agreements	—	(4,053)	—	—	(4,053)
Intercompany activity:
Dividends received (paid)	—	172,831	(172,831)	—	—
Capital contributions received (paid)	—	(20,000)	20,000	—	—

Net cash flows provided by (used in) financing activities	(10,216)	148,778	(153,029)	—	(14,467)

Net increase (decrease) in cash and equivalents	(302)	19,642	(337,970)	—	(318,630)
Beginning cash and equivalents	—	373,527	824,895	—	1,198,422

Ending cash and equivalents	$(302)	$393,169	$486,925	$—	$879,792

Item 2: Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

In this Quarterly Report on Form 10-Q, we refer to PacifiCare Health Systems, Inc. as “PacifiCare,” “the Company,” “we,” “us,” or “our.” Statements that are not historical facts are forward-looking statements within the meaning of the Federal securities laws, and may involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated as of the date of this report. In addition, past financial and/or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends. In evaluating these forward-looking statements, you should specifically consider the risks described below under “Cautionary Statements” which follows our discussion on Critical Accounting Estimates and in other parts of this report.

We offer managed care and other health insurance products to employer groups, individuals and Medicare beneficiaries throughout most of the United States and Guam. Our commercial and senior plans are designed to deliver quality health care and customer service to members cost-effectively. These products include health insurance, health benefits administration and indemnity insurance products such as Medicare Supplement products offered through health maintenance organizations, or HMOs, and preferred provider organizations, or PPOs. We also offer a variety of specialty managed care products and services that employees and individuals can purchase as a supplement to our basic commercial and senior medical plans or as stand-alone products. These products include pharmacy benefit management, or PBM, services, behavioral health services, group life and health insurance, dental and vision benefit plans.

Significant Transactions.

On July 6, 2005, we entered into a definitive agreement to merge with UnitedHealth Group Inc., or UnitedHealth. Upon completion of the merger, we will operate as a wholly owned subsidiary of UnitedHealth. Under the terms of the agreement, at the effective time of the merger each outstanding share of PacifiCare common stock will be converted into the right to receive 1.10 shares of UnitedHealth common stock plus $21.50 in cash. The transaction with UnitedHealth is subject to a number of conditions, including, the adoption of the Merger Agreement by PacifiCare stockholders at a special stockholder’s meeting, the termination or expiration of the waiting period under the Hart Scott Rodino Antitrust Improvements Act, receipt of all other necessary regulatory approvals and the satisfaction or waiver of other customary conditions. The merger agreement contains certain termination rights for both PacifiCare and UnitedHealth, and provides that, upon termination of the merger agreement under specified circumstances, we may be required to pay UnitedHealth a termination fee of $243.6 million.

On December 13, 2004, we completed the acquisition of American Medical Security Group, Inc., or AMS. The acquisition of AMS provides an expansion of our commercial membership, strengthens our position in the individual and small group markets and adds new proprietary products including a health savings account and group life products. We paid $32.75 in cash for each share of AMS common stock outstanding and cashed out all outstanding options on a net basis for a total equity purchase price of approximately $505 million. We financed the acquisition through proceeds from a new $825 million credit facility and the use of internally generated cash. The new credit facility includes a total of $625 million of term debt, approximately $148 million of which was used to refinance our existing senior credit facility and approximately $30 million was used to refinance AMS’s senior credit facility, and a new $200 million un-utilized revolving credit facility. As of June 30, 2005, AMS provided a variety of individual and small group insurance products to approximately 267,300 PPO members, 190,300 dental members and 35,200 employer self-funded members.

On April 27, 2005, we completed the acquisition of the group health insurance business of Pacific Life Insurance Company, or Pacific Life. The transaction was structured as a coinsurance arrangement, whereby Pacific Life cedes to us all future premiums received for its group health operations, and we assume all future incurred claim liabilities. We also obtained renewal rights for the acquired membership. In conjunction with this acquisition, we entered into agreements for transitional and administrative services related to the acquired group health insurance business. As of June 30, 2005, Pacific Life provided a variety of individual and small group insurance products to approximately 131,500 PPO members.

Intercompany Transactions. All intercompany transactions and accounts are eliminated in consolidation.

Results of Operations

Revenue

Health Plans Segment. Our commercial and senior revenues include all premium revenue we receive from our health plans, indemnity insurance subsidiaries and Medicare Supplement and Senior Supplement products, as well as fee revenue we receive from administrative services we offer through our commercial and senior health plans and related subsidiaries. We receive a monthly payment on behalf of each subscriber enrolled in our commercial HMOs and our indemnity insurance service plans. Generally, our Medicare Advantage, formerly Medicare+Choice, contracts entitle us to per member per month payments from the Centers for Medicare and Medicaid Services, or CMS, on behalf of each enrolled Medicare beneficiary. We report prepaid health care premiums received from our commercial plans’ enrolled groups, CMS, and our Medicare plans’ members as revenue in the month that members are entitled to receive health care. We record premiums received in advance as unearned premium revenue.

Premiums for our commercial products and Medicare Advantage products are generally fixed in advance of the periods covered. Of our commercial business, more than 50% of our membership renews on January 1 of each year, with premiums that are generally fixed for a period of one year. In addition, each of our subsidiaries that offers Medicare Advantage products must submit adjusted community rate proposals, generally by county or service area, to CMS, for each Medicare Advantage product that will be offered in the subsequent year. As a result, increases in the costs of health care services in excess of the estimated future health care services expense reflected in the premiums or the adjusted community rate proposals generally cannot be recovered in the applicable contract year through higher premiums or changes in benefit designs.

Specialty Segment. Our specialty and other revenues include all premium revenues we receive from our behavioral health, dental and vision service plans and fee revenue we receive from administrative services we offer though our specialty companies, primarily from our PBM subsidiary. Our PBM subsidiary generates mail order revenue where we, rather than network retail pharmacies, collect the member copayments for both affiliated and unaffiliated members. Additionally, we record revenues for prescription drug costs and administrative fees charged on prescriptions dispensed by our mail order pharmacy when the prescription is filled. Beginning in January 2004, our PBM subsidiary began entering into retail service contracts where we assume margin or pricing risk. Under these retail service contracts, we are separately obligated to pay our network pharmacy providers for benefits provided to our plan sponsors’ members, and as a result, we have included the total revenues we are contracted to receive from the plan sponsors as specialty and other revenue. Payments we are obligated to make under these retail service contracts to the network pharmacy providers are recorded as health care services and other expenses. For all contracts where we earn a fixed fee per transaction and we do not assume margin or pricing risk, specialty and other revenue and specialty and other health care services and other expenses do not include the network pharmacies’ drug costs and dispensing fees. Instead, we record administrative services fees that we are entitled to receive, in specialty and other revenue. In all retail pharmacy transactions, revenues recognized and expenses recorded are always exclusive of the member’s applicable copayment. Collection of copayments from members is the responsibility of the retail pharmacies.

Net Investment Income. Net investment income consists of interest income and gross realized gains and losses incurred on cash investments during each period.

Expenses

Health Plans Segment. Health care services and other expenses for our commercial plans and our senior plans primarily comprise payments to physicians, hospitals and other health care providers for services provided to our commercial and senior health plan members and indemnity insurance plan members. We pay our providers under capitated contracts, fee-for-service contracts, or a combination of both. In the situation where we pay a provider under a combination of capitation and fee-for-service, a member, during the same episode of care, may incur services that are rendered and paid for under the capitated portion of a contract with a physician or hospital and also incur services that are rendered and paid for under the fee-for-service component of the same contract.

Our fee-for-service based health care services expenses consist mostly of four cost of care components: outpatient care, inpatient care, professional services (primarily physician care) and pharmacy benefit costs. All four components are affected by both unit costs and utilization rates. Unit costs, for example, are the cost of outpatient medical procedures, inpatient hospital stays, physician fees for office visits and prescription drug prices. Utilization rates represent the volume of consumption of health services and vary with the age and health of our members and broader social and lifestyle patterns of the population as a whole.

The cost of health care provided is accrued in the month services are provided to members, based in part on estimates of claims for hospital services and other health care costs that have been incurred but not yet reported (including those claims received but not yet paid), or IBNR, under our fee-for-service based provider contracts as well as some services under our capitation contracts for which we retain financial liability, or carve-outs, primarily using standard actuarial methodologies based on historical data. These standard actuarial methodologies include, among other factors, contractual requirements, historical utilization trends, the interval between the date services are rendered and the date claims are paid, denied claims activity, disputed claims activity, benefit changes, expected health care cost inflation, seasonality patterns and changes in membership. These estimates are adjusted in future periods as we receive actual paid claims data, and can either increase or reduce our accrued health care costs.

The cost of prescription drugs covered under our commercial and senior plans is expensed when the prescription drugs are dispensed. Our commercial and senior plans also provide incentives, through a variety of programs, for health care providers that participate in those plans to control health care costs while providing quality health care. Expenses related to these programs, which are based in part on estimates, are recorded in the period in which the related services are provided. Historically, we have primarily arranged health care services for our members by contracting with health care providers on a capitated basis, regardless of the services provided to each member. Under some of our capitation contracts, we partially share the risk of excess health care expenses with health care providers, meaning that if member utilization of health care services exceeds agreed-upon amounts or falls into certain defined categories, we partially share the excess expenses with the applicable health care provider. Under fee-for-service arrangements, we generally bear the full risk of member utilization of health care services.

Specialty Segment. Health care services and other expenses for our specialty companies primarily comprise payments to physicians, hospitals and other health care providers under capitated or fee-for-service based contracts for services provided to our behavioral health and dental and vision members and the cost of acquiring drugs by the PBM subsidiary in its mail operation and the cost of providing drugs in the retail environment for clients where we assume margin or pricing risk. Health care services and other expenses also include expenses for administrative services performed by our specialty companies.

Three and Six Months Ended June 30, 2005 Compared to Three and Six Months Ended June 30, 2004

Membership

Health Plans Segment Membership. Total managed care membership increased 13% to approximately 3.4 million members at June 30, 2005 from approximately 3.0 million members at June 30, 2004.

Commercial membership increased approximately 15% at June 30, 2005 compared to the prior year primarily due to an increase in membership of approximately 545,500 members in our PPO and employer self-funded products, of which approximately 302,500 were the result of the AMS acquisition and approximately 131,500 were the result of the Pacific Life acquisition. Membership increases in the PPO and employer self-funded products were offset by a net decrease in commercial HMO membership primarily due to the termination of large employer groups in California, Colorado and Oklahoma effective January 1, 2005.

Medicare Advantage membership increased approximately 5% at June 30, 2005 compared to the prior year primarily due to increased membership in Arizona and Texas due to improved field sales, service area expansions and sales through new broker channels.

Medicare Supplement membership increased approximately 22% at June 30, 2005 compared to the prior year primarily due to individual membership growth from the broker channel particularly in Texas, Michigan, Pennsylvania and Georgia.

We anticipate that our health plans segment membership will increase in 2005, which includes expansion through our completed acquisitions.

Below is a summary of our commercial and senior membership.

	June 30, 2005			June 30, 2004
	Commercial	Medicare Advantage	Total	Commercial	Medicare Advantage	Total
Managed Care Membership(1)
Arizona	174,900	109,400	284,300	167,200	93,600	260,800
California	1,481,000	359,000	1,840,000	1,493,100	357,100	1,850,200
Colorado	224,200	53,100	277,300	247,900	52,100	300,000
Florida	37,000	—	37,000	—	—	—
Guam	26,500	—	26,500	27,500	—	27,500
Illinois	44,000	—	44,000	—	—	—
Michigan	53,500	—	53,500	—	—	—
Nevada	48,600	26,300	74,900	36,000	25,200	61,200
Oklahoma	71,100	15,900	87,000	83,900	15,300	99,200
Oregon	55,400	23,100	78,500	58,300	23,200	81,500
Texas	158,700	93,600	252,300	89,800	76,800	166,600
Washington	63,800	41,300	105,100	66,300	46,300	112,600
Other States	172,000	—	172,000	—	—	—

Total Managed Care Membership	2,610,700	721,700	3,332,400	2,270,000	689,600	2,959,600

Total Membership
Commercial
HMO			1,758,200			1,963,000
PPO			746,200			279,500
Employer self-funded			106,300			27,500

Total Commercial			2,610,700			2,270,000

Senior
Medicare Advantage			721,700			689,600
Medicare Supplement			40,000			32,800
CMS Disease Management			4,200			—

Total Senior			765,900			722,400

Total Membership			3,376,600			2,992,400

(1)	Managed care membership includes HMO and PPO membership whether risk or self-funded.

Specialty Segment Membership.

PBM PacifiCare and unaffiliated membership at June 30, 2005 was comparable to the prior year.

Total behavioral health membership at June 30, 2005, increased approximately 23% compared to the prior year primarily due to the addition of unaffiliated membership on the East Coast in January 2005 as well as to growth in the Employee Assistance Program and Administrative Services Only, or ASO, products, partially offset by PacifiCare membership losses in California, Colorado and Oklahoma.

Total dental and vision membership at June 30, 2005, increased approximately 46% compared to the prior year primarily due to the addition of 190,300 members as a result of the AMS acquisition and new PacifiCare vision product offerings which resulted in increased membership in Arizona, California and Nevada, as well as expansion of dental and vision benefits to ASO members in Colorado as of January 2005.

We anticipate that our specialty segment membership will increase in 2005.

Below is a summary of our specialty membership.

	June 30, 2005			June 30, 2004
	PacifiCare	Unaffiliated	Total	PacifiCare	Unaffiliated	Total
Specialty Membership
Pharmacy benefit management(1)	2,942,600	2,560,300	5,502,900	2,992,400	2,552,700	5,545,100
Behavioral health(2)	1,984,600	2,641,600	4,626,200	1,995,600	1,757,000	3,752,600
Dental and vision(2)	939,200	244,100	1,183,300	689,400	119,600	809,000

(1)	PBM PacifiCare membership represents members that are in our commercial, Medicare Advantage, Medicare Supplement or CMS Disease Management plans, excluding members covered under other PBM contracts. All of these members either have a prescription drug benefit or are able to purchase their prescriptions utilizing our retail network contracts or our mail service.

(2)	Behavioral health, dental and vision PacifiCare membership represents members in our commercial and Medicare Advantage plans that are also enrolled in our behavioral health, dental and/or vision plans.

Revenues

Health Plans Segment Revenue

Commercial Revenue. Commercial revenue increased 19%, or $265 million, to $1.68 billion for the three months ended June 30, 2005, from $1.41 billion for the three months ended June 30, 2004 and increased 16%, or $445 million, to $3.25 billion for the six months ended June 30, 2005, from $2.80 billion for the six months ended June 30, 2004 as follows:

	Three Months Ended June 30, 2005	Six Months Ended June 30, 2005
	(Amounts in millions)
Net membership increases primarily due to the acquisitions of AMS and Pacific Life, offset by membership decreases primarily in California, Colorado and Oklahoma	$149	$263
Premium rate increases	116	182

Increase over the comparable period of the prior year	$265	$445

We anticipate revenue increases in 2005 primarily due to membership and rate increases, which includes expansion through our completed acquisitions.

Senior Revenue. Senior revenue increased 14%, or $197 million, to $1.64 billion for the three months ended June 30, 2005 from $1.44 billion for the three months ended June 30, 2004 and increased 14%, or $406 million, to $3.26 billion for the six months ended June 30, 2005, from $2.85 billion for the six months ended June 30, 2004 as follows:

	Three Months Ended June 30, 2005	Six Months Ended June 30, 2005
	(Amounts in millions)
Premium rate increases	$113	$254
Net membership increases	84	152

Increase over the comparable period of the prior year	$197	$406

Premium rate increases are comprised of rate increases and include the six month impact of increases in 2005 related to the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or MMA. For the six months ended June 30, 2004, only the months of March through June included premium increases from MMA legislation. Additionally, revenues related to risk adjustment factors were accrued as earned in the six months ended June 30, 2005, and were $29 million greater than the corresponding accrual in the same period of the prior year.

We anticipate revenue increases in 2005 primarily due to membership and rate increases.

Specialty Segment Revenue. Specialty and other revenue increased 35%, or $59 million, to $230 million for the three months ended June 30, 2005, from $171 million for the three months ended June 30, 2004 and increased 41%, or $131 million, to $452 million for the six months ended June 30, 2005, from $321 million for the six months ended June 30, 2004. The increase was primarily due to increased volume of PBM service contracts where we assume margin or pricing risk and increased mail service business, increased revenue at our behavioral health subsidiary as a result of increased unaffiliated membership and increased dental revenues as a result of the acquisition of AMS.

We anticipate specialty revenue increases in 2005 primarily due to an increase in the volume of PBM service contracts where we assume margin or pricing risk.

Net Investment Income. Net investment income increased 58%, or $13 million, to $35 million for the three months ended June 30, 2005, from $22 million for the three months ended June 30, 2004. Net investment income increased 57%, or $22 million, to $62 million for the six months ended June 30, 2005, from $40 million for the six months ended June 30, 2004. The increases were primarily due to higher interest rates and invested balances compared to the same period in the prior year.

Segment Margins

Health Plans Segment Margins

Commercial Margin. Our commercial margin increased 44%, or $96 million, to $311 million for the three months ended June 30, 2005, from $215 million for the three months ended June 30, 2004 and increased 36%, or $156 million, to $589 million for the six months ended June 30, 2005, from $433 million for the six months ended June 30, 2004 as follows:

	Three Months Ended June 30, 2005	Six Months Ended June 30, 2005
	(Amounts in millions)
Commercial revenue increases (as noted above)	$265	$445
Increases in health care services and other expenses primarily as a result of net membership increases primarily due to the acquisitions of AMS and Pacific Life, offset by membership decreases primarily in California, Colorado and Oklahoma	(126)	(222)
Increases in health care services and other expenses as a result of trend increases	(43)	(67)

Increase over the comparable period of the prior year	$96	$156

We anticipate our commercial margin and commercial margin as a percentage of commercial revenue for the year ending December 31, 2005 will be higher than 2004.

Senior Margin. Our senior margin increased 7%, or $14 million, to $207 million for the three months ended June 30, 2005, from $193 million for the three months ended June 30, 2004 and increased 10%, or $39 million, to $417 million for the six months ended June 30, 2005, from $378 million for the six months ended June 30, 2004 as follows:

	Three Months Ended June 30, 2005	Six Months Ended June 30, 2005
	(Amounts in millions)
Senior revenue increases (as noted above)	$197	$406
Increases in health care services and other expenses as a result of trend increases and benefit adjustments	(110)	(235)
Increases in health care services and other expenses as a result of net senior membership increases	(73)	(132)

Increase over the comparable period of the prior year	$14	$39

We anticipate our senior margin will be slightly higher for the year ending December 31, 2005, but our senior margin as a percentage of senior revenue will be lower than in 2004 primarily due to increases in health care services and other expenses which are expected to outpace the increases in our premium revenue.

Specialty Segment Margin. Our specialty and other margin increased 20%, or $16 million, to $93 million for the three months ended June 30, 2005, from $77 million for the three months ended June 30, 2004 and increased 25%, or $36 million, to $182 million for the six months ended June 30, 2005, from $146 million for the six months ended June 30, 2004, which was primarily driven by increased volume of PBM service contracts where we assume margin or pricing risk and increased mail service business, increased revenue at our behavioral health subsidiary as a result of increased unaffiliated membership and increased dental revenues as a result of the acquisition of AMS.

Medical Loss Ratio. Our medical loss ratios, or MLRs, are calculated using premium revenue and related health care services and other expenses and cannot be directly calculated from the line items in the Condensed Consolidated Statement of Income. Our MLRs are calculated using the following categories of revenue and expenses:

•	Private — Commercial: includes premium revenue and related health care services and other expenses for our commercial HMO products (including Federal Employees Health Benefit Program, or FEHBP, and state and local government contracts), PPO products, and other indemnity, behavioral, dental and vision plans;

•	Private — Senior: includes premium revenue and related health care services and other expenses for our Medicare Supplement and Senior Supplement products where premiums are paid in full by the employer or the consumer;

•	Government — Senior: includes premium revenue and related health care services and other expenses for our Medicare Advantage, HMO and PPO products and other senior products where premiums are paid principally through government programs.

All non-premium revenues and related health care services and other expenses are excluded from the calculation of our MLR.

The consolidated MLR and its components for the three and six months ended June 30, 2005 and 2004 are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Medical loss ratio:
Consolidated	84.1%	85.1%	84.2%	85.1%
Private — Commercial	81.2%	84.3%	81.5%	83.9%
Private — Senior	69.5%	64.9%	76.1%	73.8%
Private — Consolidated	81.0%	83.9%	81.4%	83.8%
Government — Senior	87.5%	86.4%	87.2%	86.5%

Private — Commercial MLR. Our private — commercial MLR decreased to 81.2% for the three months ended June 30, 2005 compared to 84.3% for the same period in 2004. The decrease was primarily due to a 20% increase in premium revenue offset by a 15% increase in health care services and other expenses. For the six months ended June 30, 2005, our private — commercial MLR decreased to 81.5% compared to 83.9% for the same period in 2004. The decrease was primarily due to a 17% increase in our commercial HMO premium revenue, offset by a 14% increase in our commercial HMO health care services and other expenses. The change is mainly due to a change in our business mix as we increased our focus on individual and small group membership as reflected by our recent acquisitions.

Private — Senior MLR. Our private — senior MLR increased to 69.5% for the three months ended June 30, 2005 compared to 64.9% for the same period in 2004 and increased to 76.1% for the six months ended June 30, 2005 compared to 73.8% for the same period in 2004. The increases were driven by a 20% increase in health care services and other expenses that outpaced a 12% increase in premium revenue for the three months ended June 30, 2005 and a 16% increase in health care services and other expenses that outpaced a 13% increase in premium revenue for the six months ended June 30, 2005.

Government — Senior MLR. Our government — senior MLR increased to 87.5% for the three months ended June 30, 2005 compared to 86.4% for the same period in 2004 and increased to 87.2% for the six months ended June 30, 2005 compared to 86.5% for the same period in 2004. The increases were driven by a 15% increase in health care services and other expenses that outpaced a 14% increase in premium revenue for the three months ended June 30, 2005 and a 15% increase in health care services and other expenses that outpaced a 14% increase in premium revenue for the six months ended June 30, 2005.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 28%, or $104 million, to $476 million for the three months ended June 30, 2005, from $372 million for the three months ended June 30, 2004. Selling, general and administrative expenses increased 25%, or $184 million, to $925 million for the six months ended June 30, 2005 from $741 million for the six months ended June 30, 2004. Total selling, general and administrative expenses increased primarily due to selling, general and administrative expenses associated with AMS and Pacific Life, increased broker commissions as a result of higher revenues and a shift in product mix and cost incurred in our preparations to become a national prescription drug plan administrator for the new Medicare Part D benefit.

For the three and six months ended June 30, 2005, selling, general and administrative expenses as a percentage of operating revenue (excluding net investment income) increased compared to the same period in the prior year primarily due to the increase in selling, general and administrative expenses as described above.

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Selling, general and administrative expenses as a percentage of operating revenue (excluding net investment income)	13.4%	12.3%	13.3%	12.4%

Interest Expense. Interest expense increased 73%, or $8 million, to $19 million for the three months ended June 30, 2005, from $11 million for the three months ended June 30, 2004 and increased 64%, or $14 million, to $36 million for the six months ended June 30, 2005, from $22 million for the six months ended June 30, 2004. The increase was due to higher outstanding balances on our new senior credit facility entered into in December 2004 in conjunction with our acquisition of AMS and lower swap interest payments received. Interest expense for the six months ended June 30, 2004 was offset by the favorable impact of our interest rate swap on $300 million of our 10 3/4% senior notes for the full six months versus approximately four months for the same period in 2005 as a result of the termination of our swap agreement on April 20, 2005.

Provision for Income Taxes. The effective income tax rate was 38.5% for the three months ended June 30, 2005 and 38.6% for the six months ended June 30, 2005, compared with 38.9% for the three and six months ended June 30, 2004. We revised our effective income tax rate primarily due to a decrease in the level of non-deductible stock-based compensation in 2005. Additionally, during the quarter ended June 30, 2005, we recognized a favorable adjustment of $492,000 due to the settlement of tax issues from prior years.

Our effective tax rate is based on expected income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. Significant management estimates and judgments are required in determining our effective tax rate. We are routinely under audit by federal, state or local authorities regarding the timing and amount of deductions, nexus of income among various tax jurisdictions and compliance with federal, state and local tax laws. Tax assessments related to these audits may not arise until several years after tax returns have been filed. Although predicting the outcome of such tax assessments involves uncertainty, we believe that the recorded tax liabilities appropriately account for our analysis of probable outcomes, including interest and other potential obligations. Our tax liabilities are adjusted in light of changing facts and circumstances, such as the progress of audits, case law and emerging legislation and such adjustments are included in the effective tax rate.

Liquidity and Capital Resources

Operating Cash Flows. Our consolidated cash and equivalents and marketable securities decreased $16 million or 1% to $2.7 billion at June 30, 2005, from $2.8 billion at December 31, 2004.

Cash flows provided by operations were $142 million (or cash flows provided by operations of $140 million, excluding the impact of unearned premium revenue) for the six months ended June 30, 2005 compared to cash flows used in operations of $193 million (or cash flows provided by operations of $206 million, excluding the impact of unearned premium revenue) for the six months ended June 30, 2004. The increase was primarily related to the changes in assets and liabilities as discussed below in “Other Balance Sheet Change Explanations.”

Investing Activities. For the six months ended June 30, 2005, investing activities used $274 million of cash, compared to $111 million used during the six months ended June 30, 2004. The change was primarily related to increased purchases of unrestricted and restricted marketable securities and cash paid in connection with the acquisition of Pacific Life including a $40 million restricted investment which was a requirement for our New York Pacific Life business.

Financing Activities. For the six months ended June 30, 2005, financing activities used $22 million of cash, compared to $14 million used during the six months ended June 30, 2004. The changes were as follows:

•	We received $19 million from the issuance of common stock for the six months ended June 30, 2005 in connection with our employee stock purchase plan and exercises of employee stock options and received $31 million during the same period in 2004.

•	We repaid $17 million of our long-term debt during the six months ended June 30, 2005 compared to $1 million during the same period in the prior year.

•	We paid $14 million for the purchase and retirement of our common stock during the six months ended June 30, 2005, primarily in connection with repurchases from our employees for payroll tax withholdings upon vesting of restricted stock, compared to $41 million during the same period in 2004 primarily in connection with repurchases under our stock repurchase program.

•	We capitalized the remaining swap value of approximately $7 million representing a discount of the fair value of our 10 3/4% senior notes due to the termination of our swap agreement on April 20, 2005 with no comparable activity in 2004. See Note 4 of the Notes to Condensed Consolidated Financial Statements.

•	We repaid $3 million on our software financing agreements during the six months ended June 30, 2005 as compared to $4 million during the same period in 2004.

In May 2004, our Board of Directors authorized the repurchase of up to $150 million of our common stock under a stock repurchase program. Share repurchases are made under our stock repurchase program from time to time through open market purchases or through privately negotiated transactions using available cash, and may be discontinued at any time. Also, in connection with our employee equity incentive plans, we may repurchase shares of common stock from employees for the satisfaction of their individual payroll tax withholdings upon vesting of restricted stock.

A summary of our repurchase activity for the six months ended June 30, 2005 and 2004 is as follows:

	Total Number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased Under our Stock Repurchase Program(2)	Dollar Value of Shares that may yet be Purchased Under the Repurchase Program(2)
2005
January 1 – January 31	220,477	$57.21	—	$49,993,000
February 1 – February 28	620	$62.00	—	$49,993,000
March 1 – March 31	303	$64.08	—	$49,993,000
April 1 – April 30	15,919	$56.73	—	$49,993,000
May 1 – May 31	4,320	$62.64	—	$49,993,000
June 1 – June 30	—	$—	—	$49,993,000

Total	241,639	$57.29	—

2004
January 1 – January 31	70,200	$33.87	—	$—
February 1 – February 29	3,875	$31.72	—	$—
March 1 – March 31	303	$37.16	—	$—
April 1 – April 30	5,035	$41.04	—	$—
May 1 – May 31	221,928	$35.84	218,500	$142,172,000
June 1 – June 30	818,326	$36.50	818,300	$112,304,000

Total	1,119,667	$36.21	1,036,800

(1)	The total number of shares purchased includes shares delivered to, or withheld by us in connection with employee payroll tax withholding upon vesting of restricted stock and shares purchased under our stock repurchase program.

(2)	Our stock repurchase program authorized the repurchase of up to $150 million of our common stock. No shares were repurchased under the stock repurchase program for the three and six months ended June 30, 2005.

We have $135 million in aggregate principal amount of 3% convertible subordinated debentures due in 2032. The debentures are convertible into 6,428,566 shares of common stock under certain conditions, including satisfaction of a market price condition for our common stock, satisfaction of a trading price condition relating to the debentures, upon notice of redemption, or upon specified corporate transactions.

Beginning in October 2007, we may redeem for cash all or any portion of the debentures, at a purchase price of 100% of the principal amount plus accrued interest, upon not less than 30 nor more than 60 days’ written notice to the holders. Beginning in October 2007, and in successive 5-year increments, our holders may require us to repurchase the debentures for cash at a repurchase price of 100% of the principal amount plus accrued interest. Our payment obligations under the debentures are subordinated to our senior indebtedness, and effectively subordinated to all indebtedness and other liabilities of our subsidiaries.

We have $325 million in aggregate principal amount of 10 3/4% senior notes due in 2009 outstanding. The 10 3/4% senior notes were issued in May 2002 at 99.389% of the aggregate principal amount; the initial discount is being amortized over the term of the notes. We may redeem the 10 3/4% senior notes at any time on or after June 1, 2006 at an initial redemption price equal to 105.375% of their principal amount plus accrued and unpaid interest. The redemption price will thereafter decline annually. Additionally, at any time on or prior to June 1, 2006, we may redeem the 10 3/4% senior notes upon a change of control, as defined in the indenture for the notes, at 100% of their principal amount plus accrued and unpaid interest and a “make-whole” premium.

In April 2003, we entered into an interest rate swap on $300 million of our 10 3/4% senior notes for the purpose of hedging the fair value of our indebtedness. On April 20, 2005, we terminated our swap agreement. The remaining swap value of approximately $7.5 million, representing a discount of the fair value of our 10 3/4% senior notes, is being amortized as a yield adjustment through June 2009, which correlates to the corresponding debt maturity.

Certain of our domestic subsidiaries fully and unconditionally guarantee the 10 3/4% senior notes. See Note 13 of the Notes to Condensed Consolidated Financial Statements.

In December 2004, we replaced our senior credit facility with a new syndicated senior Credit Agreement, or the Credit Agreement, with the Lenders named therein, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, J.P. Morgan Securities Inc., as Sole Lead Arranger and Sole Bookrunner, Morgan Stanley Senior Funding, Inc., as Syndication Agent and Co-Arranger and CIBC, Inc., The Bank of New York, and Wells Fargo Bank, N.A., as Co-Documentation Agents. The new facility consists of a $200 million term A loan, which matures on December 13, 2009, a $425 million term B loan, which matures on December 13, 2010, and a $200 million revolving line of credit, which matures on December 13, 2009. We used the proceeds of the term A and term B loans to refinance approximately $149 million (including accrued interest and fees of approximately $1 million) outstanding under our previous senior credit facility entered into in June 2003, to refinance approximately $30 million outstanding under the senior credit facility of AMS and to fund a portion of the merger consideration paid to acquire AMS. In connection with the Credit Agreement, we incurred approximately $9 million in fees and expenses that are being amortized over the life of the facility. As of June 30, 2005, we had $608 million outstanding on the term A and term B loans and no balance outstanding on the revolving line of credit. There were no borrowings under the revolving line of credit during the three or six months ended June 30, 2005.

The credit facility provides us with two interest rate options for borrowings under the term loans, to which a margin spread is added: (1) the LIBO Rate multiplied by the Statutory Reserve Rate and (2) JPMorgan Chase Bank’s prime rate (or, if greater, the Federal Funds Rate plus 0.5%), which we refer to as the alternate base rate. The margin spread for the term loans is based upon our current Standard & Poor’s Ratings Services and Moody’s Investor Service debt ratings. The margin spread for LIBO Rate borrowings range from 0.75% to 1.75% per annum under the term A loan and 1.25% to 1.5% per annum under the term B loan. The margin spread for alternate base rate borrowings range from 0% to 0.75% per annum under the term A loan and 0.25% to 0.5% per annum under the term B loan. All of our borrowings under the term loans are currently LIBO Rate borrowings with rates ranging from 4.94% to 5.19%. The interest rates per annum applicable to revolving credit borrowings are, at our option, either LIBO Rate borrowings with the same margin spread as our term A loan or alternate base rate borrowings with the same margin spread applicable to the term A loan. We also pay a commitment fee on the average daily unused amount of the revolving credit commitment. The commitment fee range is based upon our current debt rating and ranges from 0.15% to 0.5% per annum. The current commitment fee rate is 0.375% per annum.

The Credit Agreement contains various covenants customary for financings of this type which place restrictions on our and/or our subsidiaries’ ability to incur debt, pay dividends, create liens, make investments, optionally repay, redeem or repurchase our securities and enter into mergers, dispositions and transactions with affiliates. The Credit Agreement also requires we meet various financial ratios, including a maximum consolidated leverage ratio, a minimum consolidated net worth requirement and a minimum fixed charge coverage requirement. At June 30, 2005, we were in compliance with all of these covenants.

Certain of our domestic subsidiaries provide guarantees and have granted security interests to the lenders in substantially all of their personal property in order to secure our obligations and their guarantees under the Credit Agreement. See Note 13 of the Notes to Condensed Consolidated Financial Statements. We have also pledged the equity of certain of our subsidiaries to the lenders as security for the Credit Agreement.

On July 6, 2005, we entered into a definitive agreement to merge with UnitedHealth. Upon completion of the merger, we will operate as a wholly owned subsidiary of UnitedHealth. Under the terms of the agreement, at the effective time of the merger each outstanding share of PacifiCare common stock will be converted into the right to receive 1.10 shares of UnitedHealth common stock plus $21.50 in cash. The transaction with UnitedHealth is subject to a number of conditions, including, the adoption of the Merger Agreement by PacifiCare stockholders at a special stockholder’s meeting, the termination or expiration of the waiting period under the Hart Scott Rodino Antitrust Improvements Act, receipt of all other necessary regulatory approvals and the satisfaction or waiver of other customary conditions. The merger agreement contains certain termination rights for both PacifiCare and UnitedHealth, and provides that, upon termination of the merger agreement under specified circumstances, we may be required to pay UnitedHealth a termination fee of $243.6 million.

On July 16, 2005, we entered into a definitive agreement to sell all of the outstanding shares of PacifiCare Health Insurance Company of Micronesia, Inc., a Guam domestic insurance company. Completion of this sale is subject to regulatory approvals and other customary conditions. We anticipate completing this sale in the latter part of 2005.

On April 27, 2005, we completed the acquisition of the group health insurance business of Pacific Life Insurance Company, or Pacific Life. The transaction was structured as a coinsurance arrangement, whereby Pacific Life cedes to us all future premiums received for its group health operations, and we assume all future incurred claim liabilities. We also obtained renewal rights for the acquired membership. In conjunction with this acquisition, we entered into agreements for transitional and administrative services related to the acquired group health insurance business.

On December 13, 2004, we completed the acquisition of AMS. We paid $32.75 in cash for each share of AMS common stock outstanding and cashed out all outstanding options on a net basis for a total equity purchase price of approximately $505 million. We also repaid approximately $30 million of outstanding indebtedness of AMS in connection with the closing of the acquisition. We financed the acquisition through proceeds from a new $825 million credit facility as described above and the use of internally generated cash.

In August 2005, our debt was rated by the major credit rating agencies as follows:

Agency	Outlook	Senior Credit Facility	10 3/4% Senior Notes	Convertible Subordinated Debentures
Moody’s	Possible Upgrade	Ba2	Ba3	B1
Standard & Poor’s	Watch Positive	BBB-	BBB-	BB+
Fitch IBCA	Watch Positive	BB+	BB+	BB

Consequently, if we seek to raise funds in capital market transactions, our ability to do so will be limited to issuing additional non-investment grade debt or issuing equity and/or equity-linked instruments.

We expect to fund our working capital requirements and capital expenditures during the next twelve months from our cash flow from operations or from capital market transactions. We have taken a number of steps to increase our internally generated cash flow, including increasing premiums, increasing our marketing of specialty product lines, introducing new products to generate new revenue sources and reducing our health care expenses by, among other things, exiting from unprofitable markets and cost savings initiatives. If our cash flow is less than we expect due to one or more of the risk factors described in “Cautionary Statements,” or our cash flow requirements increase for reasons we do not currently foresee or we make any acquisitions as part of our growth strategy, then we may need to draw down available funds on our revolving line of credit which matures in June 2009 or issue additional debt or equity securities. A failure to comply with any covenant in the senior credit facility could make funds under our revolving line of credit unavailable. We also may be required to take additional actions to reduce our cash flow requirements, including the deferral of planned investments aimed at reducing our selling, general and administrative expenses. The deferral or cancellation of any investments could have a material adverse impact on our ability to meet our short-term business objectives. We regularly evaluate cash requirements for current operations and commitments, and for capital acquisitions and other strategic transactions. We may elect to raise additional funds for these purposes either through additional debt or equity, the sale of investment securities or otherwise as appropriate. We have an effective shelf registration statement on file with the Securities and Exchange Commission under which we may sell common stock, preferred stock, depositary shares, debt securities, warrants, stock purchase contracts and stock purchase units in one or more offerings from time to time up to a total dollar amount of $600 million. As of June 30, 2005, we have approximately $400 million available under the shelf registration after our common stock offering in November 2003. The actual amount of any securities issued, the terms of those securities and the intended use of the proceeds from any sale, will be determined at the time of sale, if any such sale occurs.

Other Balance Sheet Change Explanations

Receivables, Net. Receivables, net as of June 30, 2005, increased $88 million from December 31, 2004 primarily due to the acquisition of Pacific Life in April 2005 and an increase in receivables from CMS related to risk adjustment factor amounts which are expected to be received in the second half of the year.

Medical Claims and Benefits Payable. The majority of our medical claims and benefits payable represent liabilities related to our fee-for-service based contracts. Under fee-for-service based contracts, claims are payable once incurred and cash disbursements are made to health care providers for services provided to members after the related claim has been submitted and adjudicated. Under capitated contracts, health care providers are prepaid on a fixed fee per member per month basis, regardless of the services provided to members. The liabilities that arise for capitated contracts relate to timing issues primarily due to membership changes that may occur. As of June 30, 2005, approximately 87% of medical claims and benefits payable was attributable to fee-for-service based contracts.

The following table presents the breakdown of our medical claims and benefits payable:

	June 30, 2005	December 31, 2004
	(Amount in millions)
Incurred But Not Reported (IBNR)	$1,045	$1,004
Capitation and All Other Medical Claims and Benefits Payable	206	188

Medical Claims and Benefits Payable	$1,251	$1,192

Medical claims and benefits payable as of June 30, 2005 increased $59 million from the balance as of December 31, 2004, primarily due to an increase in IBNR as a result of the acquisition of Pacific Life and an increase in provider accruals for capitation amounts due to providers on receivables from CMS, offset by a decrease in IBNR as the result of an increase in the speed of cash payments on claims.

Accounts Payable and Accrued Liabilities. Accounts payable and accrued liabilities, including accrued compensation and employee benefits, decreased $67 million from the balance as of December 31, 2004,

primarily due to decreases of $36 million in accrued compensation and employee benefits as a result of payments of incentive compensation net of accruals for current year incentive compensation plans, $18 million in accrued taxes and changes in the timing of trade payables.

Stockholders’ Equity. The increase of $217 million in stockholders’ equity from December 31, 2004, was primarily due to net income and the activity related to share-based compensation. This increase was partially offset by the costs incurred to acquire treasury shares.

Critical Accounting Policies and Estimates

When we prepare our consolidated financial statements, we use estimates and assumptions that may affect reported amounts and disclosures. We base these estimates on historical results and various other assumptions believed to be reasonable, the results of which form the basis for making estimates concerning the carrying value of assets and liabilities that are not readily available from other sources. Actual results could differ from the amounts previously estimated, which were based on the information available at the time the estimates were made. Changes in estimates are recorded if and when better information becomes available.

We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make an assumption about a matter that was highly uncertain at the time the estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period, or use of a different estimate that we reasonably could have used in the current period, would have a material impact on our consolidated results of operations or financial condition.

Although these critical accounting estimates are primarily the responsibility of our management, our management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors and the Audit Committee has reviewed the disclosure presented below relating to them.

The accounting estimates that we believe involve the most complex judgments, and are the most critical to the accurate reporting of our financial condition and results of operations include the following:

Incurred But Not Reported or Paid Claims Reserves. We estimate the amount of our reserves for claims incurred but not reported (including those received but not yet paid), or IBNR, under our fee-for-service based provider contracts and our fee-for-service carve-outs from our capitated provider contracts, primarily using standard actuarial methodologies based on historical data. These standard actuarial methodologies include, among other factors, contractual requirements, historical utilization trends, the interval between the date services are rendered and the date claims are paid, denied claims activity, disputed claims activity, benefit changes, expected health care cost inflation, seasonality patterns and changes in membership along with a provision for adverse claims development. Because the reserve methodology is based upon historical information, it must be adjusted for known or suspected operational and environmental changes. These adjustments are made by our actuaries based on their estimate of emerging impacts to benefit costs and payment speed. The provision for adverse claims development is intended to account for variability in the following types of current and other environmental factors:

•	Changes in claims payment patterns to the extent to which emerging claims payment patterns differ from the historical payment patterns selected to calculate the IBNR reserve estimate;

•	Differences between the estimated per member per month, or PMPM, incurred expense for the most recent months and the expected PMPM based on historical PMPM incurred estimates and the estimated trend from the historical period to the most recent months;

•	Differences between the estimated impact of known differences in environmental factors and the actual impact of known environmental factors; and

•	The healthcare expense impact of present but unknown environmental factors that differ from historical norms.

All of the above factors are and have been considered in our estimates for every quarter.

We believe that the provision for adverse claims development is appropriate because it provides a relatively constant addition to the liability calculated by our standard model and hindsight has shown that often at least a portion of this reserve has been used to cover additional claims not covered by the standard model IBNR estimate and that were incurred prior to the end of a quarter but paid after quarter end.

In developing the IBNR estimate, we apply different estimation methods depending on the month for which incurred claims are being estimated. For example, we actuarially calculate completion factors using our analysis of claims payment patterns over the most recent 36-month period. The completion factor is an actuarial estimate, based upon historical experience, of the percentage of claims incurred during a given period that has been adjudicated by us as of the date of estimation. We then apply these completion factors to the actual claims paid-to-date for each incurral month, except for the most recent months, to estimate the expected amount of ultimate incurred claims for each of these months. We do not believe that completion factors are a reliable basis for estimating claims incurred for the most recent two to four months, because claims likely have not had enough time to achieve a trendable level of completion. Therefore, for the more recent months, we estimate our claims incurred by applying observed trend factors to the PMPM costs for prior months, which costs have been estimated using completion factors, in order to estimate the PMPMs for the most recent months. We validate our estimates of the most recent PMPMs by comparing the most recent months’ utilization levels to the utilization levels in older months. This approach is consistently applied from period to period.

The completion factors and claims PMPM trend factors are the most significant factors we use in estimating our IBNR. The following table illustrates the sensitivity of these factors and the estimated potential impact on our operating results caused by these factors:

Completion Factor(a) Increase (Decrease) in Factor	Increase (Decrease) in Medical Claims Payable
(Amounts in millions)
(3)%	$57
(2)%	38
(1)%	19
1%	(18)
2%	(36)
3%	(53)

Claims Trend(b) Increase (Decrease) in Factor	Increase (Decrease) in Medical Claims Payable
(Amounts in millions)
(3)%	$(20)
(2)%	(13)
(1)%	(7)
1%	7
2%	13
3%	19

(a)	Reflects estimated potential changes in medical claims payable caused by changes in completion factors in each of the most recent four months.

(b)	Reflects estimated potential changes in medical claims payable caused by changes in annualized claims trend used for the estimation of PMPM claims for the most recent four months.

In addition, assuming a hypothetical 1% difference between our June 30, 2005 estimated claims liability and the actual claims incurred run-out, net income for the year ended June 30, 2005 would increase or decrease by approximately $10 million, while diluted net income per share would increase or decrease by $0.07 per share, net of tax.

The estimates for submitted claims and IBNR claims liabilities are made on an accrual basis and adjusted, based on actual claims data, in future periods as required. Adjustments to prior period estimates, if any, are included in the current period. We also consider exceptional situations that might require judgmental adjustments in establishing our best estimate, such as system conversions, processing interruptions, or environmental changes. None of these factors had a material impact on the development of our claims payable estimates during any of the periods reflected in this filing.

For new products, estimates are initially based on health care cost data provided by third parties. This data includes assumptions for member age, gender and geography. The models that we use to prepare estimates for each product are adjusted to be in line with the approach discussed above as we accumulate actual claims data. Such estimates could materially understate or overstate our actual liability for medical claims and benefits payable.

Provider Insolvency Reserves. We maintain insolvency reserves for our capitated contracts with providers that include estimates for potentially insolvent providers, where conditions indicate claims are not being paid or have slowed considerably, and we have determined that it is probable that we will be required to make the providers’ claim payments. These insolvency reserves include the estimated cost of unpaid health care claims that were previously the responsibility of the capitated provider. Depending on states’ laws, we may be held liable for unpaid health care claims that were previously the responsibility of the capitated provider and for which we have already paid capitation. These estimates could materially understate or overstate our actual liability for medical claims and benefits payable.

Intangible Assets and Goodwill. In June 2001, the Financial Accounting Standards Board, or FASB, issued Statements of Financial Accounting Standards, or SFAS, No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method. SFAS No. 142, which became effective for fiscal years beginning after December 15, 2001, eliminates amortization of goodwill and other intangible assets with indefinite useful lives. Rather, these assets are subject to impairment tests at least annually. We are required to make estimates of fair value and apply certain assumptions, such as a discount factor in applying these annual impairment tests. Such estimates could produce significantly different results if other assumptions, which could also be considered reasonable, were to be used. Intangible assets with definite useful lives are being amortized using a straight-line basis or the timing of related cash flows. An intangible asset subject to amortization must be reviewed for impairment pursuant to SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

We adopted SFAS No. 142 on January 1, 2002 and, accordingly, no longer amortize goodwill and other intangible assets with indefinite useful lives. In accordance with SFAS No. 142, we determined no adjustments to recorded amounts were required as of June 30, 2005 and 2004.

Ordinary Course Legal Proceedings. We are routinely involved in legal proceedings that involve claims for coverage and tort liability encountered in the ordinary course of business. The loss of even one of these claims, if it results in a significant punitive damage award, could have a material adverse effect on our business. In addition, our exposure to potential liability under punitive damage theories may significantly decrease our ability to settle these claims on reasonable terms.

CAUTIONARY STATEMENTS

In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we are hereby filing cautionary statements identifying important risk factors that could cause our actual results to differ materially from those projected in “forward looking statements” of the Company made by or on behalf of the Company (in this report or otherwise), within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. These forward looking statements relate to future events or our future financial and/or operating performance and can generally be identified as such because the context of the statement will include words such as “may,” “will,” “intends,” “plans,” “believes,” “anticipates,” “expects,” “estimates,” “predicts,” “potential,” “continue,” or “opportunity,” the negative of these words or words of similar import. Similarly, statements that describe our reserves and our future plans, strategies, intentions, expectations, objectives, goals or prospects are also forward looking statements. These forward looking statements are based largely on our expectations and projections about future events and future trends affecting our business, and so are subject to risks and uncertainties, including the risks and uncertainties set forth below, that could cause actual results to differ materially from those anticipated as of the date of this report. In addition, past financial and/or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends. In evaluating these statements, you should specifically consider the risks described below and in other parts of this report. Except as required by law, we undertake no obligation to publicly revise these forward looking statements to reflect events or circumstances that arise after the date of this report.

Risks Relating to Us and Our Industry

In order for the proposed merger with UnitedHealth Group to be completed, PacifiCare and UnitedHealth Group must obtain several governmental consents, which, if delayed, not granted or granted with conditions may jeopardize the merger.

PacifiCare and UnitedHealth Group must obtain specified approvals and consents in a timely manner from federal and state agencies prior to the completion of the proposed merger. If these approvals are not received on terms that satisfy the conditions to completing the merger in the merger agreement, then the parties will not be obligated to complete the merger. The governmental agencies from which the parties are seeking approvals have broad discretion in administering relevant laws and regulations. As a condition to approval of the proposed merger, agencies may impose conditions, restrictions, qualifications, requirements or limitations that could negatively affect the way the combined company conducts business. UnitedHealth Group is not obligated to complete the proposed merger if a governmental agency or agencies impose certain conditions, restrictions, qualifications, requirements or limitations when it grants the specified approvals and consents.

Whether or not the proposed merger with UnitedHealth Group is completed, the announcement and pendency of the proposed merger could cause disruptions in the businesses of PacifiCare, which could have an adverse effect on its business and financial results.

Whether or not the proposed merger with UnitedHealth Group is completed, the announcement and pendency of the proposed merger could cause disruptions in the businesses of PacifiCare. Specifically:

•	current and prospective employees may experience uncertainty about their future roles with the combined company, which might adversely affect PacifiCare’s ability to retain key managers and other employees;

•	the merger agreement with UnitedHealth Group imposes certain restrictions on the operations of PacifiCare’s businesses until completion of the merger; and

•	current or prospective customers may experience uncertainty about potential merger transition complexities.

Our profitability will depend in part on accurately pricing our products and predicting health care costs and on our ability to control future health care costs.

Our profitability depends in part on our ability to price our products accurately, predict our health care costs and control future health care costs through underwriting criteria, medical and disease management programs, product design and negotiation of favorable provider, provider network and hospital contracts. We use our underwriting systems to establish and assess premium rates based on accumulated actuarial data, with adjustments for factors such as claims experience and hospital and physician contract changes. We may be less able to accurately price our new products than our other products because of our relative lack of experience and accumulated data for our new products. Premiums on our commercial products are generally fixed for one-year periods. Each of our subsidiaries that offers Medicare Advantage products must submit adjusted community rate proposals, generally by county or service area, to CMS for each Medicare Advantage product that will be offered in the subsequent year. As a result, increases in the costs of health care services in excess of the estimated future health care costs reflected in the premiums or the adjusted community rate proposals generally cannot be recovered in the applicable contract year through higher premiums or benefit designs.

Our actual health care costs may exceed our estimates reflected in premiums and adjusted community rates due to various factors, including increased utilization of medical facilities and services, including prescription drugs, changes in demographic characteristics, the regulatory environment, changes in health care practices, medical cost inflation, new treatment and technologies, continued consolidation of physician, hospital and other provider groups, termination of capitation arrangements resulting in transfer of membership to fee-for-service based arrangements and contractual disputes with providers. Our failure to adequately price our products or predict and control health care costs may result in a material adverse effect on our financial condition, results of operations or cash flows.

If we fail to implement our strategic initiatives successfully, our revenues could decline and our results of operations could be adversely affected.

Our performance depends in part upon our ability to implement our business strategy of expanding our product portfolio and increasing our commercial and specialty memberships, managing our participation in the Medicare Advantage program in light of the MMA legislation and ultimately evolving into a consumer health organization. Our revenues could decline if we lose membership, fail to increase membership in targeted markets or fail to gain market acceptance for new products for any reason, including:

•	the effect of premium increases, benefit changes and member-paid supplemental premiums and copayments on the retention of existing members and the enrollment of new members;

•	the member’s assessment of our benefits, quality of service, our ease of use and our network stability for members in comparison to competing health plans;

•	reductions in work force by existing customers and/or reductions in benefits purchased by existing customers; and

•	negative publicity and news coverage about us or litigation or threats of litigation against us.

Our operating results could be adversely affected if our actual health care claims exceed our reserves or our liability for unpaid claims of insolvent providers under capitation agreements exceeds our insolvency reserves.

We estimate the amount of our reserves for submitted claims and claims that have been incurred but not yet reported, or IBNR, claims primarily using standard actuarial methodologies based upon historical data. The estimates for submitted claims and IBNR claims liabilities are made on an accrual basis, are continually reviewed and are adjusted in current operations as required. Given the uncertainties inherent in such estimates, the reserves could materially understate or overstate our actual liability for claims and benefits payable. Any increases to these prior estimates could adversely affect our results of operations in future periods.

Our capitated providers could become insolvent and expose us to unanticipated expenses. We maintain insolvency reserves that include estimates for potentially insolvent providers, where conditions indicate claims are not being paid or have slowed considerably. Depending on states’ laws, we may be held liable for unpaid health care claims that were previously the responsibility of the capitated provider and for which we have already paid capitation. We may also incur additional health care costs in the event of provider instability that causes us to replace a provider at less cost-effective rates to continue providing health care services to our members.

To reduce insolvency risk, we have developed contingency plans that include shifting members to other providers and reviewing operational and financial plans to monitor and maximize financial and network stability. In a limited number of circumstances, we have also taken steps to establish security reserves for insolvency issues. Security reserves are most frequently in the forms of letter of credit or segregated funds that are held in the provider’s name in a third party financial institution. The reserves may be used to pay claims that are the financial responsibility of the provider. These security reserves may not be adequate to cover claims that are the financial responsibility of the provider. If our reserves are inadequate to cover these claims, our operating results could be adversely affected.

A disruption in our health care provider network could have an adverse effect on our ability to market our products and our profitability.

Our profitability is dependent in part upon our ability to contract with health care providers and provider networks on favorable terms. In any particular market, health care providers or provider networks could refuse to contract with us, demand higher payments or take other actions that could result in higher health care costs or difficulty in meeting our regulatory or accreditation requirements. In some markets, health care providers may have significant market positions or may be the only available health care provider. If health care providers refuse to contract with us, use their market position to negotiate favorable contracts, or place us at a competitive disadvantage, then our ability to market products or to be profitable in those markets could be adversely affected. Our provider networks could also be disrupted by the financial insolvency of large provider groups. Any disruption in our provider network could result in a loss of membership or higher health care costs.

We may be exposed to liability or fail to estimate IBNR accurately if we cannot process our increased volume of claims accurately and timely.

We have regulatory risk for the timely processing and payment of claims. If we, or any entities with whom we subcontract to process or pay claims, are unable to handle continued increased claims volume, or if we are unable to pay claims timely we may be subject to regulatory censure and penalties, which could have a material adverse effect on our operations and results of operations. In addition, if our claims processing system is unable to process claims accurately, the data we use for our IBNR estimates could be incomplete and our ability to estimate claims liabilities and establish adequate reserves could be adversely affected.

Our profitability may be adversely affected if we are unable to adequately control our prescription drug costs.

Overall, prescription drug costs have been rising for the past few years. The increases are due to higher unit costs for currently available medications, the introduction of new drugs that treat new conditions or have fewer side effects, new medications costing significantly more than existing drugs, direct consumer advertising by the pharmaceutical industry creating consumer demand for particular brand drugs, patients seeking medications to address lifestyle changes, higher prescribed doses of medications and enhanced pharmacy benefits for members such as reduced copayments and higher benefit maximums. We may be unable to predict the extent to which these factors will impact our costs when establishing our premiums or we may otherwise be unable to manage these costs, which could adversely impact our profitability.

Increases in our selling, general and administrative expenses could harm our profitability.

Our selling, general and administrative expenses have been rising due in part to our continued investment in strategic initiatives and could increase more than we anticipate as a result of a number of factors, which could adversely impact our profitability. These factors include:

•	our need for additional investments in PBM expansion, medical management, underwriting and actuarial resources and technology;

•	our investment in new products that do not generate adequate revenue;

•	our need for additional investments in information technology projects, including consolidation of our existing systems that manage membership, eligibility, capitation, claims processing and payment information and other important information;

•	our need for increased claims administration, personnel and systems;

•	our greater emphasis on small group and individual health insurance products, which may result in an increase in the commissions we pay to brokers and agents;

•	the necessity to comply with regulatory requirements, including, without limitation, the MMA legislation and other recent changes in privacy and health care laws;

•	the success or lack of success of our marketing and sales plans to attract new customers, and create customer acceptance for new products;

•	our ability to estimate costs for our self-insured retention for medical malpractice claims; and

•	our ability to estimate legal expenses and settlements associated with litigation that has been or could be brought against us.

In addition, our selling, general and administrative expenses as a percentage of our revenue could increase due to changes in our product mix among commercial, senior and specialty products and unexpected declines in our membership and related revenue. If we do not generate expected cash flow from operations, we could be forced to postpone or cancel some of these planned investments, which would adversely affect our ability to meet our short- and long-term strategic plans.

The inability or failure to properly maintain management information systems, or any inability or failure to successfully update or expand processing capability or develop new capabilities to meet our business needs could result in operational disruptions and other adverse consequences.

Our business depends significantly on effective information systems. The information gathered and processed by our management information systems assists us in among other things, marketing and sales tracking, underwriting, billing, claims processing, capitation processing, medical management, medical cost and utilization trending, financial and management accounting, reporting, planning and analysis and e-commerce. These systems also support our on-line customer service functions, provider and member administrative functions and support our tracking and extensive analyses of health care costs and outcome data. Any inability or failure to properly maintain management information systems including, among other things, ensuring that such management information systems comply with the security standards mandated by the Health Insurance Portability and Accountability Act of 1996, or any inability or failure to successfully update or expand processing capability or develop new capabilities to meet our business needs, could result in operational disruptions, loss of existing customers, difficulty in attracting new customers, disputes with customers and providers, regulatory problems, increases in administrative expenses and other adverse consequences.

We are subject to class action lawsuits that could result in material liabilities to us or cause us to incur material costs, to change our operating procedures or comply with increased regulatory requirements.

Efforts to bring suit against health plans continue, with a number of lawsuits brought against us and other health plans, including “In re Managed Care.” In general, the “In re Managed Care” lawsuits brought by health care providers allege that health plans’ claims processing systems automatically and impermissibly alter codes included on providers’ reimbursement/claims forms to reduce the amount of reimbursement, and that health plans impose unfair contracting terms on health care providers, delay making capitated payments under their capitated contracts, and negotiate capitation payments that are inadequate to cover the costs of health care services provided.

We are also subject to class action litigation that was pending against AMS when we acquired AMS. For example, AMS recently received final approval from an Alabama Circuit Court of the certification and settlement of a class action lawsuit involving the rating methodology formerly used by AMS for group health benefit plans marketed to individuals in Alabama and Georgia. For additional information, see Note 8 of the Notes to Condensed Consolidated Financial Statements.

These lawsuits, including those filed to date against us, may take years to resolve and cause us to incur substantial litigation expenses. Depending upon the outcomes of these cases, these lawsuits may cause or force changes in practices of the health care industry. These cases also may cause additional regulation of the industry through new federal or state laws. These actions and actions brought by state attorney generals ultimately could adversely affect the health care industry and, whether due to damage awards, required changes to our operating procedures, increased regulatory requirements or otherwise, have a material adverse effect on our financial position, results of operations or cash flows and prospects.

We are subject to other litigation in the ordinary course of business that may result in material liabilities to us, including liabilities for which we may not be insured.

We are, in the ordinary course of business, subject to the claims of our members arising out of decisions to deny or restrict reimbursement for services, including medical malpractice claims related to our taking a more active role in managing the cost of medical care. The loss of even one of these claims, if it results in a significant punitive damage award, could have a material adverse effect on our business. In addition, our exposure to potential liability under punitive damage theories may significantly decrease our ability to settle these claims on reasonable terms. We maintain general liability, property, excess managed care errors and omissions and medical malpractice insurance coverage. We are at risk for our self-insured retention on these claims, and are substantially self-insured for errors and omissions and medical malpractice claims through a combination of retention and through premiums we pay to a captive insurance carrier. Coverages typically include varying and increasing levels of self-insured retention or deductibles that increase our risk of loss.

As a government contractor, we are exposed to risks that could materially affect our revenue or profitability from our Medicare Advantage products or our willingness to participate in the Medicare program.

The Medicare program has accounted for approximately 47% of our total revenue in 2004 and approximately 4% additional revenue was attributable to the Federal Employee Health Benefits Program. CMS regulates the benefits provided, premiums paid, quality assurance procedures, marketing and advertising for our Medicare Advantage products. CMS may terminate our Medicare Advantage contracts or elect not to renew those contracts when those contracts come up for renewal every 12 months. Although we are receiving increased government funding under the MMA, we may still face the risk of reduced or insufficient government reimbursement and the need to continue to exit unprofitable markets. The loss of Medicare contracts or changes in the regulatory requirements governing the Medicare Advantage program or the program itself could have a material adverse effect on our financial position, results of operations or cash flows.

In January 2005, CMS published final regulations for Title I (Prescription Drug Plan) and Title II (Medicare Advantage Program) of the MMA. Achieving timely compliance with the rules could require substantial additional risk capital as well as investments in modifying our existing systems and work processes and developing new systems and processes.

We compete in highly competitive markets and our inability to compete effectively for any reason in any of those markets could adversely affect our profitability.

We operate in highly competitive markets. Consolidation of acute care hospitals and continuing consolidation of insurance carriers, other health plans and PPOs, some of which have substantially larger enrollments or greater financial resources than ours, has created competition for hospitals, physicians and members, impacting profitability and the ability to influence medical management. The cost of providing benefits is in many instances the controlling factor in obtaining and retaining employer groups as clients and some of our competitors have set premium rates at levels below our rates for comparable products. We anticipate that premium pricing will continue to be highly competitive. In addition, PBM companies have continued to consolidate, competing with our PBM, Prescription Solutions. Some PBMs possess greater financial, marketing and other resources than we possess. If we are unable to compete effectively in any of our markets, our business may be adversely affected.

Our business activities are highly regulated and new and proposed government regulation or legislative reforms could increase our cost of doing business, reduce our membership or subject us to additional litigation.

Our health plans are subject to substantial federal and state government regulations, including those relating to:

•	maintenance of minimum net worth or risk based capital;

•	licensing requirements;

•	approval of policy language and benefits;

•	mandated benefits and administrative processes;

•	mandated claims and appeals review procedures;

•	provider compensation arrangements;

•	member disclosure;

•	privacy concerns;

•	periodic audits and investigations by state and federal agencies;

•	rating practices;

•	restrictions on some investment activities; and

•	restrictions on our subsidiaries’ ability to make dividend payments, loans, loan repayments or other payments to us.

The laws and regulations governing our business and interpretations of these laws and regulations are subject to frequent change. In recent years, significant federal and state laws have been enacted that have increased our cost of doing business, exposed us to increased liability and had other adverse effects on our business. State and federal governments are continually considering changes to the laws and regulations regulating our industry, and are currently considering laws and regulations relating to:

•	increasing minimum capital or risk based capital requirements;

•	mandating benefits and products;

•	restricting a health plan’s ability to limit coverage to medically necessary care;

•	reducing the reimbursement or payment levels for government funded programs;

•	imposing guidelines for pharmaceutical manufacturers that could cause pharmaceutical companies to restructure the financial terms of their business arrangements with PBMs or health plans;

•	patients’ bill of rights legislation at the state and federal level that could hold health plans liable for medical malpractice;

•	limiting a health plan’s ability to capitate physicians and hospitals or delegate financial risk, utilization review, quality assurance or other medical decisions to our contracting physicians and hospitals;

•	restricting a health plan’s ability to select and terminate providers in our networks;

•	allowing independent physicians to collectively bargain with health plans on a number of issues, including financial compensation;

•	adding further restrictions and administrative requirements on the use, retention, transmission, processing, protection and disclosure of personally identifiable health information;

•	tightening time periods for the timely payment and administration of health care claims and imposing financial and other penalties for non-compliance;

•	limiting the ability of small employer group health plans to use risk selection to control costs and health status and industry codes to set rates, as well as limiting the amount of rate increases that can be given from year to year;

•	allowing employers to leverage their purchasing power through associations or other multiple employer arrangements; and

•	adding further restrictions and administrative requirements related to the compensatory arrangements pertaining to our agents and brokers in connection with the sale of our products and disclosure of such compensatory arrangements.

All of these proposals could apply to us and could increase our health care costs, decrease our membership or otherwise adversely affect our revenue and our profitability.

Current investigations of the insurance industry by regulators may result in changes in industry practices that could have an adverse affect on our ability to market our products.

Like other health care companies, we use agents and independent brokers to sell our products. While we are not aware of any unlawful practices by our agents and brokers in connection with the sale of our products, current investigations of the insurance industry by the New York Attorney General, the Commissioner of Insurance of California and other regulators could result in changes in industry practices that could have an adverse affect on our ability to market our products.

Our investment portfolio is subject to economic and market conditions as well as regulation that may adversely affect the performance of the portfolio.

The market value of our investments fluctuates depending upon economic and market conditions. Since virtually all of our investments consist of fixed-income securities, increases in interest rates may adversely affect the market value, and in certain instances, the duration of investments in our portfolios. Our regulated subsidiaries are also subject to state laws and regulations that require diversification of our investment portfolio and limit the amount of investments we can make in riskier investments that could generate higher returns. In some cases, these laws could require the sale of investments in our portfolio. We cannot be certain that our investment portfolio will produce total positive returns in future periods or that we will not sell investments at prices that are less than the carrying value of these investments.

We have a significant amount of indebtedness and may incur additional indebtedness in the future, which could adversely affect our operations.

We have substantial indebtedness outstanding and have available borrowing capacity under our senior credit facility of up to $200 million. We may also incur additional indebtedness in the future.

Our significant indebtedness poses risks to our business, including the risks that:

•	we could use a substantial portion of our consolidated cash flow from operations to pay principal and interest on our debt, thereby reducing the funds available to fund our strategic initiatives and working capital requirements;

•	insufficient cash flow from operations may force us to sell assets, or seek additional capital, which we may be unable to do at all or on terms favorable to us;

•	our level of indebtedness may make us more vulnerable to economic or industry downturns; and

•	our debt service obligations increase our vulnerabilities to competitive pressures, because many of our competitors are less leveraged than we are.

Our ability to repay debt depends in part on dividends and cash transfers from our subsidiaries.

Nearly all of our subsidiaries are subject to health plan regulations or insurance regulations and may be subject to substantial supervision by one or more health plan or insurance regulators. Subsidiaries subject to regulation must meet or exceed various capital standards imposed by health plan or insurance regulations, which may from time to time impact the amount of funds the subsidiaries can pay to us. Our subsidiaries are not obligated to make funds available to us. Additionally, from time to time, we advance funds in the form of a loan or capital contribution to our subsidiaries to assist them in satisfying state financial requirements. We may provide additional funding to a subsidiary if a state regulator imposes additional financial requirements due to concerns about the financial position of the subsidiary or if there is an adverse effect resulting from changes to the risk based capital requirements. This may in turn affect the subsidiary’s ability to pay state-regulated dividends or make other cash transfers.

Our senior credit facility and our 10 3/4% senior notes contain restrictive covenants that may limit our ability to expand or pursue our business strategy.

Our senior credit facility and our 10 3/4% senior notes limit, and in some circumstances prohibit, our ability to incur additional indebtedness, pay dividends, make investments or other restricted payments, sell or otherwise dispose of assets, effect a consolidation or merger and engage in other activities.

We are required under the senior credit facility to maintain compliance with certain financial ratios. We may not be able to maintain these ratios. Covenants in the senior credit facility and our 10 3/4% senior notes may impair our ability to expand or pursue our business strategies. Our ability to comply with these covenants and other provisions of the senior credit facility and our 10 3/4% senior notes may be affected by our operating and financial performance, changes in business conditions or results of operations, adverse regulatory developments or other events beyond our control. In addition, if we do not comply with these covenants, the lenders under the senior credit facility and our 10 3/4% senior notes may accelerate our debt repayment under the senior credit facility and our 10 3/4% senior notes. If the indebtedness under the senior credit facility or our 10 3/4% senior notes is accelerated, we could not assure you that our assets would be sufficient to repay all outstanding indebtedness in full.

The concentration of our commercial and government senior business in eight western states and Guam subjects us to risks from economic downturns in this region.

We offer managed care and other health insurance products to employer groups and Medicare beneficiaries primarily in eight western states and Guam. Due to this concentration of business in a small number of states, we are exposed to potential losses resulting from the risk of an economic downturn in these states and region of the country. If economic conditions deteriorate in any of these states, particularly in California where we have our largest membership, our membership and our margins may decline, which could have a material adverse effect on our business, financial conditions and results of operations.

We could incur unexpected health care and other costs as a result of terrorism or natural disasters.

We cannot predict or prevent the occurrence of bioterrorism or other acts of terrorism or natural disasters, such as earthquakes, which could cause increased and unexpected utilization of health care services. These events could also have adverse effects on general economic conditions in the states where we offer products, the price and availability of products and services we purchase, the availability and morale of our employees, our operations and facilities or the demand for our products. We maintain disaster recovery plans intended to enable us to continue to operate without major disruptions in service following disasters. However, a disaster could severely impair or delay service to our members, cause us to incur significant cost of recovery and cause a loss of members.

Our PBM subsidiary, Prescription Solutions, faces regulatory and other risks associated with the pharmacy benefits management industry that differ from the risks of providing managed care and health insurance products.

Our PBM is also subject to federal and state anti-remuneration laws that govern its relationships with pharmaceutical manufacturers. Federal and state legislatures are considering new regulations for the industry that could adversely affect current industry practices, including the receipt of rebates from pharmaceutical companies. In addition, if a court were to determine that our PBM acts as a fiduciary under the Employee Retirement Income Security Act, or ERISA, we could be subject to claims for alleged breaches of fiduciary obligations in implementation of formularies, preferred drug listings and therapeutic intervention programs and other transactions. We also conduct business as a mail order pharmacy, which subjects us to extensive federal, state and local regulation, as well as risks inherent in the packaging and distribution of pharmaceuticals and other health care products. The failure to adhere to these regulations could expose our PBM subsidiary to civil and criminal penalties. We also face potential claims in connection with claimed errors by our mail order pharmacy.

Our forecasts and other forward looking statements are based upon various assumptions that are subject to significant uncertainties that may result in our failure to achieve our forecasted results.

From time to time in press releases, conference calls and otherwise, we may publish or make forecasts or other forward looking statements regarding our future results, including estimated earnings per share and other operating and financial metrics. Our forecasts are based upon various assumptions that are subject to significant uncertainties and any number of them may prove incorrect. Our estimated earnings per share are based in part upon a forecast of our weighted average shares outstanding at the time of our estimate. Our convertible subordinated debentures include a contingent conversion feature that requires that our convertible subordinated debenture be included in our calculation of weighted average shares outstanding in every quarter.

Our achievement of any forecasts depends upon numerous factors, many of which are beyond our control. Consequently, we cannot assure you that our performance will be consistent with management forecasts. Variations from forecasts and other forward looking statements may be material and adverse.

Our acquisitions may increase costs, liabilities, or create disruptions in our business.

We have recently acquired AMS and Pacific Life’s group health insurance business and we may pursue other acquisitions of other companies or businesses from time to time. Although we review the records of companies or businesses we plan to acquire, even an in-depth review of records may not reveal existing or potential problems or permit us to become familiar enough with a business to assess fully its capabilities and deficiencies. As a result, we may assume unanticipated liabilities or adverse operating conditions, or an acquisition may not perform as well as expected. We face the risk that the returns on acquisitions will not support the expenditures or indebtedness incurred to acquire such businesses, or the capital expenditures needed to develop such businesses. We also face the risk that we will not be able to integrate acquisitions into our existing operations effectively without substantial expense, delay or other operational or financial problems. Integration may be hindered by, among other things, differing procedures, including internal controls, business practices and technology systems. We may need to divert more management resources to integration than we planned, which may adversely affect our ability to pursue other profitable activities.

Item 3: Quantitative and Qualitative Disclosures About Market Risk

Market Risk

The principal objectives of our asset management activities are to ensure liquidity and maximize net investment income, while maintaining acceptable levels of interest rate and credit risk and facilitating our funding needs. Our net investment income and interest expense are subject to the risk of interest rate fluctuations. To mitigate the impact of fluctuations in interest rates, we manage the structure of the maturity of debt and investments and may use derivative financial instruments, primarily interest rate swaps.

Investments

We are exposed to interest rate and credit risk due to our investing and borrowing activities. Interest rate risk is the risk of loss of principal value on financial securities as a result of changes in market interest rates. Our fixed income portfolio consists of U.S. dollar-denominated assets, invested primarily in U.S. Treasury and federal agency securities, corporate bonds and notes, mortgage and asset-backed securities, and municipal bonds, all of which represent an exposure to changes in the level of market interest rates. We are also exposed to credit quality risk which is defined as the risk of a credit downgrade to an individual security and the potential loss attributable to that downgrade.

We manage our asset interest rate risk within a duration band established by us, and tied to our liabilities. Credit risk is managed by maintaining a high level of average credit ratings and both sector and issuer diversification. We regularly evaluate our interest rate risks, as well as the appropriateness of investments, relative to our internal investment guidelines and those of the states in which we do business. We operate within these guidelines by maintaining a well-diversified portfolio, both across market sectors and within asset classes. No material changes to our interest rate or credit quality risks have occurred since December 31, 2004.

Changes in the value of our investment portfolio which is available-for-sale are recognized, net of tax, in the balance sheet through stockholders’ equity. We believe that our cash flows and short duration of our investment portfolio allow us to hold securities to maturity, thereby avoiding realized losses should interest rates rise significantly.

Debt

In April 2003, we entered into an interest rate swap on $300 million in aggregate principal of our 10 3/4% senior notes for the purpose of hedging the fair value of our indebtedness. On April 20, 2005, we terminated our swap agreement. The remaining swap value of approximately $7.5 million, representing a discount of the fair value of our 10 3/4% senior notes, is being amortized through June 2009 as a yield adjustment, which correlates to the corresponding debt maturity.

Our senior notes, due in 2009, have a fixed interest rate of 10 3/4%. Our convertible subordinated debentures, due in 2032, have a fixed interest rate of 3%. The fair value of these instruments is affected by changes in market interest rates, and in the case of the convertible subordinated debentures, the value of the underlying shares. As of June 30, 2005, the combined carrying value of our senior notes and convertible subordinated debentures, net of discount, was $452 million. The combined fair value of our senior notes and convertible subordinated debentures was $816 million. Considerable judgment is required to develop estimates of fair value. Accordingly, the estimates are not necessarily indicative of the amounts we could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The following table presents the expected cash outflows relating to our fixed rate long-term borrowings as of June 30, 2005. These outflows include both expected principal and interest payments consistent with the terms of the outstanding debt as of June 30, 2005. For terms relating to our long-term debt, see Note 4 of the Notes to Condensed Consolidated Financial Statements.

	2006	2007	2008	2009	2010	Thereafter	Total
	(Amounts in millions)
Fixed rate borrowings:
Principal	$—	$—	$—	$325.0	$—	$135.0	$460.0
Interest	39.0	39.0	39.0	18.7	4.1	93.2	233.0

	$39.0	$39.0	$39.0	$343.7	$4.1	$228.2	$693.0

Item 4: Controls and Procedures

We maintain disclosure controls and procedures, which are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer, or CEO, and chief financial officer, or CFO, as appropriate to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our management, including our CEO and CFO, an evaluation was performed on the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this quarterly report. Based on that evaluation, our management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective as of June 30, 2005.

An evaluation was also performed under the supervision and with the participation of our management, including our CEO and CFO, of any change in our internal controls over financial reporting that occurred during our last fiscal quarter and that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting. That evaluation did not identify any change in our internal controls over financial reporting that occurred during our latest fiscal quarter and that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

PART II: OTHER INFORMATION

Item 1: Legal Proceedings

See Note 8 of the Notes to Condensed Consolidated Financial Statements.

Item 2: Unregistered Sales of Equity Securities and Use of Proceeds

A description of our stock repurchase program and tabular disclosure of the information required under this Item 2 is contained under the caption “Financing Activities” in Management’s Discussion and Analysis of Financial Condition and Results of Operations included in Part I of this Quarterly Report on Form 10-Q.

Item 3: Defaults Upon Senior Securities

None.

Item 4: Submission of Matters to a Vote of Security Holders

We held our Annual Meeting of Stockholders on May 19, 2005. On March 31, 2005, the record date for our annual meeting, there were 87,106,360 shares of common stock outstanding and entitled to vote at the annual meeting. The following is a brief description of each matter voted on at the meeting and a statement of the number of votes cast with respect to each matter.

(1)	The stockholders approved the election of the nominees to PacifiCare’s Board of Directors.

Director	For	Withhold Authority
Aida Alvarez	76,859,851	3,442,694
Bradley C. Call	76,856,379	3,446,166
Terry O. Hartshorn	52,308,260	27,994,285
Dominic Ng	77,491,477	2,811,068
Howard G. Phanstiel	76,984,177	3,318,368
Warren E. Pinckert II	76,697,170	3,605,375
David A. Reed	76,800,864	3,501,681
Charles R. Rinehart	76,857,560	3,444,985
Linda Rosenstock	77,513,075	2,789,470
Lloyd E. Ross	76,449,309	3,853,236

(2)	The stockholders approved the PacifiCare Health Systems, Inc. 2005 Equity Incentive Plan.

For	Against	Abstain	Broker Non-Votes
59,309,102	12,677,959	88,322	8,227,162

(3)	The stockholders ratified the selection of Ernst & Young LLP as our independent auditors for 2005.

For	Against	Abstain	Broker Non-Votes
79,222,812	1,036,776	42,957	—

Item 5: Other Information

(a) Other information not previously reported on Form 8-K

None.

(b) Information required by Item 401(j) of Regulation S-K (§229.401)

None.

Item 6: Exhibits

An “Exhibit Index” is filed as part of this Form 10-Q on page 55 and is incorporated by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PACIFICARE HEALTH SYSTEMS, INC. (Registrant)

Date: August 3, 2005	By:	/s/ GREGORY W. SCOTT
Gregory W. Scott Executive Vice President, Finance and Enterprise Services and Chief Financial Officer (Principal Financial Officer)

Date: August 3, 2005	By:	/s/ PETER A. REYNOLDS
Peter A. Reynolds Senior Vice President and Corporate Controller (Chief Accounting Officer)

PACIFICARE HEALTH SYSTEMS, INC.

EXHIBIT INDEX

2.01	Agreement and Plan of Merger, dated as of September 15, 2004 between the Registrant, Ashland Acquisition Corp., and American Medical Security Group, Inc. (incorporated by reference to Exhibit 2.01 of Registrant’s Form 8-K, dated September 15, 2004).

2.02	Agreement and Plan of Merger, dated as of July 6, 2005, between the Registrant, UnitedHealth Group, Inc. and Point Acquisition LLC (incorporated by reference to Exhibit 2.1 to Registrant’s Form 8-K dated July 12, 2005).

3.01	Amended and Restated Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 99.1 to Registrant’s Registration Statement on Form S-3 (File No. 333-83069)).

3.02	Certificate of Designation of Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 4.1 to Registrant’s Form 8-K, dated November 19, 1999).

3.03	Amendment to Amended and Restated Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 3.03 to the Registrant’s Form 10-Q for the quarter ended June 30, 2003).

3.04	First Amended and Restated Bylaws of Registrant (incorporated by reference to Exhibit 3.04 to Registrant’s Form 10-K for the year ended December 31, 2003).

4.01	Form of Specimen Certificate For Registrant’s Common Stock (incorporated by reference to Exhibit 4.02 to Registrant’s Form 10-K for the year ended December 31, 1999).

4.02	Indenture, dated as of November 22, 2002, between Registrant and U.S. Bank National Association (as Trustee) (incorporated by reference to Exhibit 4.4 to Registrant’s Registration Statement on Form S-3 (File No. 333-102909)).

4.03	Registration Rights Agreement, dated as of November 22, 2002, between the Registrant and Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. (incorporated by reference to Exhibit 4.6 to Registrant’s Registration Statement on Form S-3 (File No. 333-102909)).

4.04	Indenture, dated as of May 21, 2002, among PacifiCare Health Systems, Inc., as issuer of 10 3/4% Senior Notes due 2009, PacifiCare Health Plan Administrators, Inc., PacifiCare eHoldings, Inc., Rx-Connect, Inc. and SeniorCo, Inc., as initial subsidiary guarantors, and State Street Bank and Trust Company of California, N.A., as trustee (incorporated by reference to Exhibit 4.1 to Registrant’s Registration Statement on Form S-4 (File No. 333-91704)).

4.05	Registration Rights Agreement, dated May 21, 2002, by and among PacifiCare Health Systems, Inc., PacifiCare Health Plan Administrators, Inc., PacifiCare eHoldings, Inc., Rx-Connect, Inc., SeniorCo, Inc., Morgan Stanley & Co. Incorporated and UBS Warburg LLC (incorporated by reference to Exhibit 4.5 to Registrant’s Registration Statement on Form S-4 (File No. 333-91704)).

4.06	Supplemental Indenture, dated as of September 15, 2003, by and among PacifiCare Health Systems, Inc., as issuer of 10 3/4% Senior Notes due 2009, PacifiCare Health Plan Administrators, Inc., PacifiCare eHoldings, Inc., Rx-Connect, Inc., and SeniorCo, Inc., as initial subsidiary guarantors, RxSolutions, Inc., PacifiCare Behavioral Health, Inc. and Secure Horizons USA, Inc., as PHPA subsidiary guarantors, U.S. Bank National Association, as successor to the State Street Bank and Trust Company of California, N.A., as trustee (incorporated by reference to Exhibit 4.06 to Registrant’s Form 10-K for the year ended December 31, 2003).

4.07	Second Supplemental Indenture, dated as of November 19, 2003, by and among PacifiCare Health Systems, Inc., as issuer of 10 3/4% Senior Notes due 2009, PacifiCare Health Plan Administrators, Inc., PacifiCare eHoldings, Inc., MEDeMORPHUS Healthcare Solutions, Inc. (formerly known as Rx-Connect, Inc.) and SeniorCo, Inc., as initial subsidiary guarantors, RxSolutions, Inc., PacifiCare Behavioral Health, Inc. and Secure Horizons USA, Inc., as PHPA subsidiary guarantors, PacifiCare of Arizona, Inc. and PacifiCare of Oklahoma, Inc., as additional subsidiary guarantors, U.S. Bank National Association, as successor to the State Street Bank and Trust Company of California, N.A., as trustee (incorporated by reference to Exhibit 4.07 to Registrant’s Form 10-Q for the quarter ended September 30, 2004).

4.08	Third Supplemental Indenture, dated as of January 14, 2004, by and among PacifiCare Health Systems, Inc., as issuer of 10 3/4% Senior Notes due 2009, PacifiCare Health Plan Administrators, Inc., PacifiCare eHoldings, Inc., MEDeMORPHUS Healthcare Solutions, Inc. (formerly known as Rx-Connect, Inc.), SeniorCo, Inc., RxSolutions, Inc., PacifiCare Behavioral Health, Inc., Secure Horizons USA, Inc., PacifiCare of Arizona, Inc. and PacifiCare of Oklahoma, Inc., as existing subsidiary guarantors, PacifiCare Southwest Operations, Inc., as additional subsidiary guarantor, U.S. Bank National Association, as successor to the State Street Bank and Trust Company of California, N.A., as trustee (incorporated by reference to Exhibit 4.08 to Registrant’s Form 10-Q for the quarter ended September 30, 2004).

4.09	Fourth Supplemental Indenture, dated as of December 13, 2004, by and among PacifiCare Health Systems, Inc., as issuer of 10 3/4% Senior Notes due 2009, PacifiCare Health Plan Administrators, Inc., PacifiCare eHoldings, Inc., MEDeMORPHUS Healthcare Solutions, Inc. (formerly known as Rx-Connect, Inc.), SeniorCo, Inc., RxSolutions, Inc., PacifiCare Behavioral Health, Inc., Secure Horizons USA, Inc., PacifiCare of Arizona, Inc., PacifiCare of Oklahoma, Inc., and PacifiCare Southwest Operations, Inc., as existing subsidiary guarantors, American Medical Security Group, Inc., as additional subsidiary guarantor, U.S. Bank National Association, as successor to the State Street Bank and Trust Company of California, N.A., as trustee (incorporated by reference to Exhibit 4.09 to Registrant’s Form 10-K for the year ended December 31, 2004).

4.10	Fifth Supplemental Indenture, dated as of March 11, 2005, by and among PacifiCare Health Systems, Inc., as issuer of 10 3/4% Senior Notes due 2009, PacifiCare Health Plan Administrators, Inc., PacifiCare eHoldings, Inc., MEDeMORPHUS Healthcare Solutions, Inc. (formerly known as Rx-Connect, Inc.), SeniorCo, Inc., RxSolutions, Inc., PacifiCare Behavioral Health, Inc., Secure Horizons USA, Inc., PacifiCare of Arizona, Inc., PacifiCare of Oklahoma, Inc., PacifiCare Southwest Operations, Inc. and American Medical Security Group, Inc., as existing subsidiary guarantors, Nurse Healthline, Inc. and Continental Plan Services, Inc. as additional subsidiary guarantors and U.S. Bank National Association, as successor to the State Street Bank and Trust Company of California, N.A., (incorporated by reference to Exhibit 4.10 to Registrant’s Form 10-Q for the quarter ended March 31, 2005).

4.11	Specimen Form of Exchange Global Note for the 10 3/4% Senior Notes due 2009 (incorporated by reference to Exhibit 4.4 to Registrant’s Registration Statement on Form S-4 (File No. 333-91704)).

4.12	Rights Agreement, dated as of November 19, 1999, between the Registrant and Chase Mellon Shareholder Services, L.L.C. (incorporated by reference to Exhibit 99.2 to Registrant’s Form 8-K, dated November 19, 1999).

4.13	Amendment No. 1 to the Rights Agreement, dated as of February 1, 2005, between Registrant, Mellon Investor Services, LLC and Computershare Investor Services, LLC (incorporated by reference to Exhibit 4.1 to Registrant’s Current Report on Form 8-K (File No. 001-31700) dated July 12, 2005).

4.14	Amendment No. 2 to the Rights Agreement, dated as of July 6, 2005, between Registrant and Computershare Investor Services, LLC, as rights agent (incorporated by reference to Exhibit 4.2 to Registrant’s Current Report on Form 8-K (File No. 001-31700) dated July 12, 2005).

10.01	Senior Executive Employment Agreement, dated as of March 30, 2004, between the Registrant and Howard G. Phanstiel (incorporated by reference to Exhibit 10.01 to Registrant’s Form 10-Q for the quarter ended March 31, 2004).

10.02	Senior Executive Employment Agreement, dated as of August 1, 2004, between the Registrant and Gregory W. Scott (incorporated by reference to Exhibit 99.1 to Registrant’s Form 8-K, dated October 13, 2004).

10.03	Senior Executive Employment Agreement, dated as of May 3, 2005, between Registrant and Bradford A. Bowlus (incorporated by reference to Exhibit 99.1 to Registrant’s Form 8-K, dated May 3, 2005).

10.04	Senior Executive Employment Agreement, dated as of June 13, 2005, between the Registrant and Jacqueline B. Kosecoff, Ph.D. (incorporated by reference to Exhibit 99.1 to Registrant’s Form 8-K, dated June 13, 2005).

10.05	Senior Executive Employment Agreement, dated as of March 31, 2005, between the Registrant and Katherine F. Feeny (incorporated by reference to Exhibit 99.1 to Registrant’s Form 8-K dated April 4, 2005).

10.06	Senior Executive Employment Agreement, dated as of January 1, 2005, between the Registrant and Joseph S. Konowiecki (incorporated by reference to Exhibit 99.1 to Registrant’s Form 8-K, dated January 4, 2005).

10.07	Senior Executive Employment Agreement, dated as of December 2, 2002, between the Registrant and Sharon D. Garrett (incorporated by reference to Exhibit 10.10 to Registrant’s Form 10-K for the year ended December 31, 2002).

10.08	Senior Executive Employment Agreement, dated as of October 3, 2004, between the Registrant and Peter A. Reynolds (incorporated by reference to Exhibit 99.2 to Registrant’s Form 8-K, dated October 13, 2004).

10.09	Senior Executive Employment Agreement, dated as of March 1, 2005, between the Registrant and James Frey (incorporated by reference to Exhibit 99.1 to Registrant’s Form 8-K, dated March 25, 2005).

10.10	Senior Executive Employment Agreement, dated as of March 1, 2005, between the Registrant and Sam W. Ho (incorporated by reference to Exhibit 99.1 to Registrant’s Form 8-K, dated April 13, 2005).

10.11	1996 Stock Option Plan for Officers and Key Employees of the Registrant (incorporated by reference to Exhibit 10.05 to Registrant’s Form 8-B, dated January 23, 1997).

10.12	First Amendment to 1996 Stock Option Plan for Officers and Key Employees of the Registrant (incorporated by reference to Exhibit D to Registrant’s Proxy Statement, dated May 25, 1999).

10.13	Second Amendment to the 1996 Stock Option Plan for Officers and Key Employees of the Registrant (incorporated by reference to Exhibit 10.13 to the Registrant’s Form 10-Q for the quarter ended June 30, 2003).

10.14	Form of Restricted Stock Grant Notice and Restricted Stock Grant Agreement under the 1996 Stock Option Plan for Officers and Key Employees of the Registrant, as amended (incorporated by reference to Exhibit 10.12 to Registrant’s Form 10-Q for the quarter ended March 31, 2004).

10.15	Form of Stock Option Agreement under the 1996 Stock Option Plan for Officers and Key Employees of the Registrant, as amended (incorporated by reference to Exhibit 10.13 to Registrant’s Form 10-Q for the quarter ended March 31, 2004).

10.16	2000 Employee Plan (incorporated by reference to Exhibit 4.1 to Registrant’s Registration Statement on Form S-8 (File No. 333-44038)).

10.17	First Amendment to the 2000 Employee Plan of the Registrant (incorporated by reference to Exhibit 10.15 to the Registrant’s Form 10-Q for the quarter ended June 30, 2003).

10.18	Form of Restricted Stock Grant Notice and Restricted Stock Grant Agreement under the 2000 Employee Plan of the Registrant, as amended (incorporated by reference to Exhibit 10.16 to Registrant’s Form 10-Q for the quarter ended March 31, 2004).

10.19	Form of Stock Option Agreement under the 2000 Employee Plan of the Registrant, as amended (incorporated by reference to Exhibit 10.17 to Registrant’s Form 10-Q for the quarter ended March 31, 2004).

10.20	Amended and Restated 2000 Non-Employee Directors Stock Plan (incorporated by reference to Exhibit 1 to Registrant’s Proxy Statement, dated May 18, 2001).

10.21	First Amendment to the Amended and Restated 2000 Non-Employee Directors Stock Plan (incorporated by reference to Exhibit 10.17 to the Registrant’s Form 10-Q for the quarter ended June 30, 2003).

10.22	Second Amendment to the Amended and Restated 2000 Non-Employee Directors Stock Plan (incorporated by reference to Exhibit 10.18 to Registrant’s Form 10-Q for the quarter ended September 30, 2003).

10.23	Form of Stock Option Agreement under the Amended and Restated 2000 Non-Employee Directors Stock Plan of the Registrant, as amended (incorporated by reference to Exhibit 10.21 to Registrant’s Form 10-Q for the quarter ended March 31, 2004).

10.24	Amended and Restated 1996 Non-Officer Directors Stock Plan (incorporated by reference to Exhibit E to Registrant’s Proxy Statement, dated May 25, 1999).

10.25	First Amendment to Amended and Restated 1996 Non-Officer Directors Stock Option Plan (incorporated by reference to Exhibit 4.4 to Registrant’s Registration Statement on Form S-8 (File No. 333-49272)).

10.26	Form of Stock Option Agreement under the Amended and Restated 1996 Non-Officer Directors Stock Option Plan of the Registrant, as amended (incorporated by reference to Exhibit 10.24 to Registrant’s Form 10-Q for the quarter ended March 31, 2004).

10.27	2005 Equity Incentive Plan of the Registrant (incorporated by reference to Annex A to Registrant’s Proxy Statement, dated April 13, 2005).

*10.28	First Amendment to the 2005 Equity Incentive Plan of the Registrant dated May 19, 2005, a copy of which is filed herewith.

10.29	Form of Non-Qualified Stock Option Agreement under the 2005 Equity Incentive Plan of the Registrant (incorporated by reference to Registrant’s Form 8-K, dated May 19, 2005).

10.30	2003 Incentive Bonus Plan of the Registrant (incorporated by reference to Exhibit 10.21 to Registrant’s Form 10-K for the year ended December 31, 2003).

10.31	2003 Management Incentive Compensation Plan of the Registrant (incorporated by reference to Annex B to Registrant’s Proxy Statement, dated May 8, 2003).

10.32	Amended 1997 Premium Priced Stock Option Plan of the Registrant (incorporated by reference to Exhibit A to Registrant’s Definitive Proxy Statement, dated April 28, 1998).

10.33	First Amendment to Amended 1997 Premium Priced Stock Option Plan, dated as of August 27, 1998 (incorporated by reference to Exhibit 10.12 to Registrant’s Form 10-K for the year ended December 31, 1998).

10.34	Third Amended and Restated PacifiCare Health Systems, Inc. Stock Unit Deferred Compensation Plan, dated January 1, 2002 (incorporated by reference to Exhibit 10.20 to Registrant’s Form 10-K for the year ended December 31, 2002).

10.35	First Amendment, dated as of January 22, 2003, to the Third Amended and Restated PacifiCare Health Systems, Inc. Stock Unit Deferred Compensation Plan, dated January 1, 2002 (incorporated by reference to Exhibit 10.21 to Registrant’s Form 10-K for the year ended December 31, 2002).

10.36	Third Amended and Restated PacifiCare Health Systems, Inc. Non-Qualified Deferred Compensation Plan, dated as of October 23, 2003 (incorporated by reference to Exhibit 10.27 to Registrant’s Form 10-Q for the quarter ended September 30, 2003).

10.37	Second Amended and Restated PacifiCare Health Systems, Inc. Statutory Restoration Plan, dated as of January 1, 2002 (incorporated by reference to Exhibit 10.23 to Registrant’s Form 10-K for the year ended December 31, 2002).

10.38	Amended and Restated 2001 Employee Stock Purchase Plan (incorporated by reference to Exhibit A to Registrant’s Proxy Statement dated April 22, 2004).

10.39	Form of Contract with Eligible Medicare+Choice Organization and the Centers for Medicare and Medicaid Services for the period January 1, 2004 to December 31, 2004 (incorporated by reference to Exhibit 10.30 to Registrant’s Form 10-K for the year ended December 31, 2003).

10.40	Form of Indemnification Agreement by and between the Registrant and certain of its Directors and Executive Officers (incorporated by reference to Exhibit 10.26 to Registrant’s Form 10-Q for the quarter ended March 31, 2003).

10.41	Information Technology Services Agreement, dated as of December 31, 2001, between the Registrant and International Business Machines Corporation (incorporated by reference to Exhibit 10.27 to Registrant’s Form 10-K for the year ended December 31, 2001).

10.42	Information Technology Services Agreement, dated as of January 11, 2002, between the Registrant and Keane, Inc. (incorporated by reference to Exhibit 10.28 to Registrant’s Form 10-K for the year ended December 31, 2001).

10.43	Credit Agreement, dated as of December 13, 2004, between the Registrant, the Subsidiary Guarantors party thereto, the Lenders party thereto and JPMorgan Chase Bank as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 10.01 to the Registrant’s Form 8-K, dated December 13, 2004).

*10.44	Form of Stock Option Agreement under the 2005 Equity Incentive Plan, a copy of which is filed herewith.

*10.45	Form of Executive Restricted Stock Agreement under the 2005 Equity Incentive Plan, a copy of which is filed herewith.

*10.46	Form of Restricted Stock Agreement under the 2005 Equity Incentive Plan, a copy of which is filed herewith.

*10.47	PacifiCare Supplemental Executive Retirement Plan, dated as of January 1, 2002, a copy of which is filed herewith.

*10.48	First Amendment to the PacifiCare Executive Retirement Plan, dated as of December 17, 2003, a copy of which is filed herewith.

11.1	Statement regarding computation of per share earnings (included in Note 9 to the Notes to Consolidated Financial Statements contained in this Quarterly Report on Form 10-Q).

14.1	Financial Code of Ethics (incorporated by reference to Exhibit 14.1 to Registrant’s Form 10-K for the year ended December 31, 2003).

*15.1	Letter re: Unaudited Interim Financial Information, a copy of which is filed herewith.

*20.1	Report of Independent Registered Public Accounting Firm, a copy of which is filed herewith.

*31.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, a copy of which is filed herewith.

*31.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, a copy of which is filed herewith.

*32.1	Certification of Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, a copy of which is filed herewith.

*32.2	Certification of Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, a copy of which is filed herewith.

*	A copy of this exhibit is being filed with this Quarterly Report on Form 10-Q.

ANNEX H

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of report (Date of earliest event reported): August 1, 2005

PACIFICARE HEALTH SYSTEMS, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-31700	95-4591529
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5995 Plaza Drive, Cypress, California 90630-5028

(Address of Principal Executive Offices, including Zip Code)

Registrant’s telephone number, including area code: (714) 952-1121

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 – Registrant’s Business and Operations

Item 1.01	Entry into a Material Definitive Agreement.

On August 1, 2005, PacifiCare Health Systems, Inc. (the “Company”) extended the term of the Senior Executive Employment Agreement with Peter A. Reynolds, the Company’s Senior Vice President and Corporate Controller, until October 2, 2006 as set forth in the Extension of Senior Executive Employment Agreement attached as Exhibit 99.1 to this report.

Section 9 – Financial Statements and Exhibits

Item 9.01	Financial Statements and Exhibits.

(c)	Exhibits.

99.1	Extension of Senior Executive Employment Agreement, dated August 1, 2005, between the Company and Peter A. Reynolds.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFICARE HEALTH SYSTEMS, INC.

Dated:	August 4, 2005	By:	/s/ Peter A. Reynolds
Peter A. Reynolds Senior Vice President and Corporate Controller (Principal Accounting Officer)

INDEX TO EXHIBITS

99.1	Extension of Senior Executive Employment Agreement, dated August 1, 2005, between the Company and Peter A. Reynolds.

ANNEX I

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): July 12, 2005 (July 6, 2005)

PacifiCare Health Systems, Inc

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-31700	95-4591529
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5995 Plaza Dr. Cyprus, California	90630-5028
(Address of Principal Executive Offices)	(Zip Code)

(714) 952-1121

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.03. Material Modification to Rights of Security Holders.

PacifiCare Health Systems, Inc., a Delaware corporation (the “Company”), entered into two amendments to its Rights Agreement, dated as of November 19, 1999, between the Company and ChaseMellon Shareholder Services, L.L.C. (predecessor to Mellon Investor Services, LLC (“Mellon”)), as rights agent (the “Rights Agreement”). Unless otherwise noted, capitalized terms used but not defined herein shall have the meaning assigned thereto in the Rights Agreement. The initial amendment was entered into as of February 9, 2005 by the Company, Mellon and Computershare Investor Services, LLC (“Computershare”) (the “First Amendment”) and the second amendment was entered into as of July 6, 2005 by the Company and Computershare (the “Second Amendment”).

The First Amendment removed Mellon as rights agent and appointed Computershare as successor Rights Agent. The Second Amendment was authorized by the Board of Directors of the Company in connection with the Agreement and Plan of Merger, dated as of July 6, 2005 (the “Merger Agreement”), with the Company, UnitedHealth Group Incorporated, a Minnesota corporation (“Parent”) and Point Acquisition LLC, a limited liability company organized under the laws of the State of Delaware. The Second Amendment provides that (i) neither Parent nor any of its Subsidiaries, Affiliates or Associates shall be deemed to be an Acquiring Person or a Principal Party by virtue of the execution of the Merger Agreement or the consummation of the transactions contemplated thereby, (ii) none of a Shares Acquisition Date, Distribution Date or Transaction shall be deemed to have occurred by reason of the execution of the Merger Agreement or consummation of the transactions contemplated thereby, (iii) the Final Expiration Date of the Rights Agreement shall occur on the earlier of the Close of Business on November 19, 2009 or immediately prior to the Effective Time (as defined in the Merger Agreement) and (iv) the Rights Agreement and the Rights established thereby will terminate immediately prior to the Effective Time (as defined in the Merger Agreement).

The Rights Agreement, including the form of the Rights Certificate, is filed as an exhibit to the Registration Statement on Form 8-K filed with the Securities and Exchange Commission on November 19, 1999 and is incorporated herein by reference. The foregoing descriptions of the First Amendment and the Second Amendment do not purport to be complete and are qualified in their entirety by reference to the First Amendment, which is filed as Exhibit 4.1 hereto, and is incorporated by reference herein, and the Second Amendment, which is filed as Exhibit 4.2 hereto and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

The following exhibits are filed as part of this report:

Exhibit No.	Description
Exhibit 4.1	Amendment No. 1 to the Rights Agreement, dated as of February 9, 2005, between PacifiCare Health Systems, Inc., Mellon Investor Services, LLC, and Computershare Investor Services, LLC.

Exhibit 4.2	Amendment No. 2 to the Rights Agreement, dated as of July 6, 2005, between PacifiCare Health Systems, Inc. and Computershare Investor Services, LLC, as rights agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PACIFICARE HEALTH SYSTEMS, INC.

Date: July 12, 2005	By:	/s/ PETER REYNOLDS
	Name:	Peter Reynolds
	Title:	Senior Vice President, Finance; Corporate Controller

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 4.1	Amendment No. 1 to the Rights Agreement, dated as of February 9, 2005, between PacifiCare Health Systems, Inc., Mellon Investor Services, LLC, and Computershare Investor Services, LLC.

Exhibit 4.2	Amendment No. 2 to the Rights Agreement, dated as of July 6, 2005, between PacifiCare Health Systems, Inc. and Computershare Investor Services, LLC, as rights agent.

ANNEX J

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): July 12, 2005 (July 6, 2005)

PacifiCare Health Systems, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-31700	95-4591529
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5995 Plaza Dr. Cyprus, California	90630-5028
(Address of Principal Executive Offices)	(Zip Code)

(714) 952-1121

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

Merger Agreement

On July 6, 2005, PacifiCare Health Systems, Inc., a Delaware corporation (“PacifiCare”), announced that it had entered into an Agreement and Plan of Merger, dated as of July 6, 2005 (the “Merger Agreement”), with UnitedHealth Group Incorporated, a Minnesota corporation (“UnitedHealth”), and Point Acquisition LLC, a limited liability company organized under the laws of the State of Delaware and a direct wholly-owned subsidiary of UnitedHealth (“Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, PacifiCare will merge with and into Merger Sub (the “Merger”), with Merger Sub continuing as the surviving company.

The Merger Agreement grants UnitedHealth the right to effect the Merger by Merger Sub converting into a Delaware corporation (“Corporate Merger Subsidiary”) and Corporate Merger Subsidiary merging with and into PacifiCare (the “Reverse Merger”). The Merger Agreement conditions the foregoing right on UnitedHealth’s part on such alternate structure not precluding the delivery of legal opinions to the effect that the Reverse Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, as well as such alternate structure not (i) resulting in any change in the merger consideration, (ii) being materially adverse to the interests of UnitedHealth, PacifiCare, Merger Sub or the respective stockholders of UnitedHealth and PacifiCare, or (iii) unreasonably impeding or delaying completion of the transaction.

At the effective time of the Merger, each issued and outstanding share of PacifiCare common stock (other than shares owned by PacifiCare (as treasury stock or otherwise), which shares will be cancelled, and other than shares with respect to which appraisal rights under Delaware law have been perfected) will be converted into the right to receive (i) 1.10 shares of UnitedHealth common stock, and (ii) $21.50 in cash, on the terms specified in the Merger Agreement.

UnitedHealth and PacifiCare have each made representations and warranties to each other in the Merger Agreement. PacifiCare has made certain covenants in the Merger Agreement, including, among others, covenants, subject to certain exceptions, (A) to conduct its business in the ordinary course between the execution of the Merger Agreement and the consummation of the Merger, (B) to cause a stockholder meeting to be held to consider approval of the Merger and the other transactions contemplated by the Merger Agreement, (C) for its Board of Directors to recommend adoption and approval by its stockholders of the Merger Agreement and the transactions contemplated by the Merger Agreement, (D) not to solicit proposals relating to alternative business combination transactions, (E) not to enter into discussions concerning, or provide confidential information in connection with, alternative business combination transactions, and (F) to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable (including obtaining necessary governmental consents and approvals) to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by the Merger Agreement. In addition, UnitedHealth has made certain covenants in the Merger Agreement, including, among others, covenants, subject to certain exceptions, (A) relating to employee matters and (B) to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable (including obtaining necessary governmental consents and approvals) to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by the Merger Agreement.

Completion of the Merger is subject to mutual conditions, including, among others, (i) approval of the requisite holders of PacifiCare common stock, (ii) expiration or termination of the applicable Hart-Scott-Rodino Act waiting period, (iii) absence of any order, injunction or other judgment or decree, prohibiting the consummation of the Merger, (iv) receipt of specified governmental consents and approvals, (v) subject to certain exceptions, the accuracy of the representations and warranties with respect to PacifiCare’s and UnitedHealth’s business, as applicable, and compliance by PacifiCare and UnitedHealth with their respective obligations under the Merger Agreement and (vi) receipt of customary tax opinions. Additionally, UnitedHealth’s obligation to complete the Merger is subject to certain conditions, including, among others,

(i) receipt of specified governmental consents and approvals, without the imposition of certain restrictions or conditions, (ii) absence of certain litigation by federal or state governmental authorities, which seek, among other things, the imposition of certain conditions or restrictions and (iii) absence of certain orders, injunctions or other judgments or decrees, which impose certain conditions or restrictions.

The Merger Agreement contains certain termination rights for both PacifiCare and UnitedHealth, and further provides that, upon termination of the Merger Agreement under specified circumstances, PacifiCare may be required to pay UnitedHealth a termination fee of $243.6 million.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 hereto, and is incorporated by reference herein.

Item 8.01. Other Events.

A press release announcing the execution of the Merger Agreement was issued by PacifiCare on July 6, 2005. The full text of the press release, a copy of which is attached hereto as Exhibit 99.1, is incorporated herein by reference.

On July 6, 2005, PacifiCare Health Plans Administrators, Inc. and United HealthCare Insurance Company, wholly-owned subsidiaries of PacifiCare and UnitedHealth respectively, entered into separate Health Services Agreements pursuant to which each party, on behalf of itself and its affiliates, and subject to the terms and conditions of such agreements, agreed to make certain of its networks of healthcare providers in certain states available to certain customers of the other party.

* * *

Additional Information and Where to Find It

In connection with the Merger and the other transactions contemplated by the Merger Agreement, PacifiCare and UnitedHealth intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including one or more registration statement(s) on Form S-4 that will contain a prospectus and a proxy statement. BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION, INVESTORS AND HOLDERS OF PACIFICARE COMMON STOCK ARE URGED TO READ THEM, IF AND WHEN THEY BECOME AVAILABLE. When filed with the SEC, they will be available for free (along with other documents and reports filed by PacifiCare and UnitedHealth with the SEC) at the SEC’s website, http://www.sec.gov. In addition, investors and PacifiCare stockholders may obtain free copies of the documents filed with the SEC by PacifiCare by a written request to PacifiCare Health Systems, Inc., 5995 Plaza Drive, Cypress, CA 90630, Attention: Investor Relations.

Participants in the Solicitation

PacifiCare and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of PacifiCare common stock in connection with the transactions contemplated by the Merger Agreement. Information about the directors and executive officers of PacifiCare is set forth in the proxy statement for PacifiCare’s Annual Meeting of Stockholders, which was filed with the SEC on April 13, 2005. Investors may obtain additional information regarding the interests of such participants in the Merger and the other transactions contemplated by the Merger Agreement by reading the prospectus and proxy solicitation statement if and when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This Form 8-K may contain statements, estimates or projections that constitute “forward-looking” statements as defined under U.S. federal securities laws. Generally the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “could,” “may,” “project,” “will” and variations thereof or similar expressions identify forward-looking statements, which generally are not historical in nature. These forward-looking statements are based on current expectations and projections about future events. By their nature, forward-looking statements are not guarantees of future performance or results and are subject to risks and uncertainties that cannot be predicted or quantified and, consequently, actual results may differ materially from our historical experience and our present expectations or projections. These risks and uncertainties include, among others, our ability to consummate the merger with UnitedHealth, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the merger may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; the regulatory approvals required to complete the merger may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and tax treatment of the merger and the value of the merger consideration; and those risks and uncertainties found in our filings and reports filed with the Securities and Exchange Commission from time to time, including our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except to the extent otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements.

* * *

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

The following exhibits are filed as part of this report:

Exhibit No.	Description
Exhibit 2.1	Agreement and Plan of Merger, dated as of July 6, 2005, between PacifiCare Health Systems, Inc., UnitedHealth Group Incorporated and Point Acquisition LLC.

Exhibit 99.1	Press release issued by PacifiCare Health Systems, Inc. on July 6, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PACIFICARE HEALTH SYSTEMS, INC.

Date: July 12, 2005	By:	/s/ PETER REYNOLDS
	Name:	Peter Reynolds
	Title:	Senior Vice President, Finance; Corporate Controller

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 2.1	Agreement and Plan of Merger, dated as of July 6, 2005, between PacifiCare Health Systems, Inc., UnitedHealth Group Incorporated and Point Acquisition LLC.

Exhibit 99.1	Press release issued by PacifiCare Health Systems, Inc. on July 6, 2005.

ANNEX K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of report (Date of earliest event reported): June 13, 2005

PACIFICARE HEALTH SYSTEMS, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-31700	95-4591529
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5995 Plaza Drive, Cypress, California 90630-5028

(Address of Principal Executive Offices, including Zip Code)

Registrant’s telephone number, including area code: (714) 952-1121

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1—Registrant’s Business and Operations

Item 1.01 Entry into a Material Definitive Agreement.

On June 13, 2005, PacifiCare Health Systems, Inc. (the “Company”) entered into a new Senior Executive Employment Agreement, effective as of July 22, 2005 (the “Employment Agreement”), with Jacqueline B. Kosecoff, the Company’s Executive Vice President, Specialty Companies.

The following is a brief summary of the material terms and conditions of the Employment Agreement. Please refer to Exhibit 99.1 to this Current Report for the complete provisions of the Employment Agreement.

The Employment Agreement sets forth the basic terms of employment for Ms. Kosecoff, including base salary, participation in employee benefit programs, reimbursement for business expenses and participation in the Company’s annual incentive plan and equity-based compensation plans for officers and key employees. The Employment Agreement has a two-year term. The term of the Employment Agreement:

•	may be extended for a successive term of 12 months or more if the Company provides written notice to Ms. Kosecoff within 45 days prior to the expiration of the term, and

•	is automatically extended, upon the occurrence of a Change of Control (as defined in the Employment Agreement), to end 24 months after the effective date of such Change of Control.

Upon expiration, if the Company offers Ms. Kosecoff a new employment agreement and she does not accept it, her continued employment will be without the benefit of a written agreement and any severance benefits will be provided in accordance with the Company’s policies and practices.

Upon written termination by either the Company or Ms. Kosecoff or misconduct, death, or disability of Ms. Kosecoff, the Employment Agreement will be terminated. In the event Ms. Kosecoff is terminated for death or disability, or in connection with a termination without cause or a termination following a change of ownership or control of the Company, the Employment Agreement provides for the severance benefits summarized below.

Termination Without Cause

If the Company terminates Ms. Kosecoff without cause (that is, other than for incapacity, disability, habitual neglect or gross misconduct, as those terms are more specifically defined in the Employment Agreement), the Employment Agreement provides for severance payments in equal installments over a three-year severance period. Severance benefits include the following:

•	multiple of base salary,

•	multiple of historical average incentive plan bonus,

•	continuation of medical, dental and vision coverage,

•	automobile allowance,

•	outplacement and related services, and

•	any other bonus amounts or benefits to which Ms. Kosecoff may be entitled under any of the Company’s benefit plans.

Additionally, upon termination, Ms. Kosecoff retains the right to exercise any vested and unexercised stock options in accordance with their terms within one year following the effective date of termination.

Non Competition Arrangements

If, while receiving severance payments following termination, Ms. Kosecoff is employed by a competitor (as defined in the Employment Agreement), her severance payments will be reduced by an amount equal to the payment received from the competitor.

Termination Within 24 Months of a Change of Control

If within 24 months after a Change of Control, Ms. Kosecoff is terminated (other than for incapacity, disability, habitual neglect or gross misconduct) or voluntarily terminates her employment for “good cause” (as defined in the Employment Agreement), the Employment Agreement provides for lump-sum payment of 36 months of base salary and specified benefits. The lump-sum payment would include the same items described under Termination Without Cause above, plus the following:

•	prorated annual incentive plan bonus for the year in which the change of control occurs, and

•	amounts to cover any excise tax penalties and taxes payable on the additional compensation to cover such excise tax penalties.

Additionally, the Employment Agreement provides that if Ms. Kosecoff continues to be employed 12 months following the effective date of a Change of Control, she will be given a 30-day window period during which she may elect to voluntarily terminate her employment with the Company for reasons other than cause. If she elects to voluntarily terminate her employment during this 30-day window period, she would receive:

•	one-half of the lump sum payment she would have received upon the Company’s termination of her after a Change of Control,

•	the right to exercise all vested and unexercised stock options in accordance with their terms within one year of the effective date of termination, and

•	outplacement and related services.

Section 9—Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits.

99.1	Senior Executive Employment Agreement, effective as of July 22, 2005, between the Company and Jacqueline B. Kosecoff

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFICARE HEALTH SYSTEMS, INC.

Dated: June 15, 2005	By:	/s/ PETER A. REYNOLDS
Peter A. Reynolds Senior Vice President and Corporate Controller (Principal Accounting Officer)

INDEX TO EXHIBITS

99.1	Senior Executive Employment Agreement, effective as of July 22, 2005, between the Company and Jacqueline B. Kosecoff

ANNEX L

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of report (Date of earliest event reported): May 19, 2005

PACIFICARE HEALTH SYSTEMS, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-31700	95-4591529
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5995 Plaza Drive, Cypress, California 90630-5028

(Address of Principal Executive Offices, including Zip Code)

Registrant’s telephone number, including area code: (714) 952-1121

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 8—Other Events

Item 8.01—Other Events.

PacifiCare Health Systems, Inc. (the “Company”) held its Annual Meeting of Stockholders on May 19, 2005, at the Residence Inn by Marriott, 4931 Katella Avenue, Los Alamitos, California. On March 31, 2005, the record date for the annual meeting, there were 87,106,360 shares of the Company’s common stock outstanding and entitled to vote at the annual meeting. There were present at the annual meeting in person or by proxy, stockholders of the Company who were holders of 80,302,545 shares of the Company’s common stock representing approximately 92% of the eligible votes, constituting a quorum. The following is a brief description of each matter voted on at the annual meeting and a statement of the number of votes cast with respect to each matter.

(1)	The stockholders approved the election of the nominees to PacifiCare’s Board of Directors.

Director	For	Withhold Authority
Aida Alvarez	76,859,851	3,442,694
Bradley C. Call	76,856,379	3,446,166
Terry O. Hartshorn	52,308,260	27,994,285
Dominic Ng	77,491,477	2,811,068
Howard G. Phanstiel	76,984,177	3,318,368
Warren E. Pinckert II	76,697,170	3,605,375
David A. Reed	76,800,864	3,501,681
Charles R. Rinehart	76,857,560	3,444,985
Linda Rosenstock	77,513,075	2,789,470
Lloyd E. Ross	76,449,309	3,853,236

(2)	The stockholders approved the PacifiCare Health Systems, Inc. 2005 Equity Incentive Plan.

For	Against	Abstain	Broker Non-Votes
59,309,102	12,677,959	88,322	8,227,162

(3)	The stockholders ratified the selection of Ernst & Young LLP as our independent auditors for 2005.

For	Against	Abstain	Broker Non-Votes
79,222,812	1,036,776	42,957	—

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFICARE HEALTH SYSTEMS, INC.

Dated: May 31, 2005	By:	/s/ PETER A. REYNOLDS
Peter A. Reynolds Senior Vice President and Corporate Controller (Principal Accounting Officer)

ANNEX M

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of report (Date of earliest event reported): May 19, 2005

PACIFICARE HEALTH SYSTEMS, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-31700	95-4591529
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5995 Plaza Drive, Cypress, California 90630-5028

(Address of Principal Executive Offices, including Zip Code)

Registrant’s telephone number, including area code: (714) 952-1121

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1—Registrant’s Business and Operations

Item 1.01 Entry into a Material Definitive Agreement.

Approval of 2005 Equity Incentive Plan

At the annual meeting of stockholders of PacifiCare Health Systems, Inc. (the “Company”) held on May 19, 2005 (the “Annual Meeting”), the Company’s stockholders approved the 2005 Equity Incentive Plan (the “2005 Equity Incentive Plan”). A description of the 2005 Equity Incentive Plan is contained in the Company’s Proxy Statement for the Annual Meeting under the caption “Proposal No. 2—Approval of the PacifiCare Health Systems, Inc. 2005 Equity Incentive Plan” and is incorporated herein by reference.

Annual Stock Option Grants to Non-Employee Directors

Also on May 19, 2005, following stockholder approval of the 2005 Equity Incentive Plan at the Annual Meeting, the Board of Directors of the Company approved grants under the 2005 Equity Incentive Plan of 4,000 nonqualified stock options to each non-employee director, except for the Lead Independent Director (David Reed) who received a grant of 8,000 nonqualified stock options. The exercise price of the options is $61.55 per share, which was the fair market value of the Company’s common stock on the date of grant. The options are fully vested and exercisable on the date of grant; however, the underlying shares of the Company’s common stock acquired upon exercise of the options may not be sold or transferred within the first six months of the date of grant. Additional terms and provisions of each option grant are set forth in the Form of Nonqualified Stock Option Agreement, which is filed as Exhibit 99.1 to this Current Report and incorporated by reference herein.

Section 9—Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits.

99.1	Form of Non Qualified Stock Option Agreement under the PacifiCare Health Systems, Inc. 2005 Equity Incentive Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFICARE HEALTH SYSTEMS, INC.

Dated: May 25, 2005	By:	/s/ PETER A. REYNOLDS
Peter A. Reynolds Senior Vice President and Corporate Controller (Principal Accounting Officer)

INDEX TO EXHIBITS

99.1	Form of Non Qualified Stock Option Agreement under the PacifiCare Health Systems, Inc. 2005 Equity Incentive Plan

ANNEX N

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of report (Date of earliest event reported): May 3, 2005

PACIFICARE HEALTH SYSTEMS, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-31700	95-4591529
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5995 Plaza Drive, Cypress, California 90630-5028

(Address of Principal Executive Offices, including Zip Code)

Registrant’s telephone number, including area code: (714) 952-1121

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1—Registrant’s Business and Operations

Item 1.01 Entry into a Material Definitive Agreement.

On May 3, 2005, PacifiCare Health Systems, Inc. (the “Company”) entered into a new Senior Executive Employment Agreement, effective as of March 1, 2005 (the “Employment Agreement”), with Bradford A. Bowlus, the Company’s Executive Vice President and President, Health Plan Division.

The following is a brief summary of the material terms and conditions of the Employment Agreement. Please refer to Exhibit 99.1 to this Current Report for the complete provisions of the Employment Agreement.

The Employment Agreement sets forth the basic terms of employment for Mr. Bowlus, including base salary, participation in employee benefit programs, reimbursement for business expenses and participation in the Company’s annual incentive plan and equity-based compensation plans for officers and key employees. The Employment Agreement has a two-year term. The term of the Employment Agreement:

•	may be extended for a successive term of 12 months or more if the Company provides written notice to Mr. Bowlus within 45 days prior to the expiration of the term, and

•	is automatically extended, upon the occurrence of a Change of Control (as defined in the Employment Agreement), to end 24 months after the effective date of such Change of Control.

Upon expiration, if the Company offers Mr. Bowlus a new employment agreement and he does not accept it, his continued employment will be without the benefit of a written agreement and any severance benefits will be provided in accordance with the Company’s then-existing policies and practices.

Upon written termination by either the Company or Mr. Bowlus or misconduct, death, or disability of Mr. Bowlus, the Employment Agreement will be terminated. In the event Mr. Bowlus is terminated for death or disability, or in connection with a termination without cause or a termination following a change of ownership or control of the Company, the Employment Agreement provides for the severance benefits summarized below.

Termination Without Cause

If the Company terminates Mr. Bowlus without cause (that is, other than for incapacity, disability, habitual neglect or gross misconduct, as those terms are more specifically defined in the Employment Agreement), the Employment Agreement provides for severance payments in equal installments over a three year severance period. Severance benefits include the following:

•	multiple of base salary,

•	multiple of historical average incentive plan bonus,

•	continuation of medical, dental and vision coverage,

•	automobile allowance,

•	outplacement and related services, and

•	any other bonus amounts or benefits to which Mr. Bowlus may be entitled under any of the Company’s benefit plans.

Additionally, upon termination, any unvested and unexercised stock options held by Mr. Bowlus continue to vest in accordance with their terms for a period of one year after the effective date of such termination and Mr. Bowlus has the right to exercise any vested stock options in accordance with their terms within two years following the effective date of termination.

Non Competition Arrangements

If, while receiving severance payments following termination, Mr. Bowlus is employed by a competitor (as defined in the Employment Agreement), his severance payments will be reduced by an amount equal to the payment received from the competitor.

Termination Within 24 Months of a Change of Control

If within 24 months after a Change of Control, Mr. Bowlus is terminated (other than for death incapacity, disability, habitual neglect or gross misconducts) or voluntarily terminates his employment for “good cause” (as defined in the Employment Agreement), the Employment Agreement provides for lump-sum payment of 36 months of base salary and specified benefits. The lump-sum payments would include the same items described under Termination Without Cause above, plus the following:

•	prorated annual incentive plan bonus for the year in which the change of control occurs, and

•	amounts to cover any excise tax penalties and taxes payable on the additional compensation to cover such excise tax penalties.

Additionally, the Employment Agreement provides that if Mr. Bowlus continues to be employed 12 months following the effective date of a Change of Control, he will be given a 30-day window period during which he may elect to voluntarily terminate his employment with the Company for reasons other than cause. If he elects to voluntarily terminate his employment during this 30-day window period, he would receive:

•	one-half of the lump sum payment he would have received upon the Company’s termination of him after a Change of Control,

•	the right to exercise any and all unexercised stock options (as if such unexercised stock options were fully vested) in accordance with their terms within one year of the effective date of termination, and

•	outplacement and related services.

Section 9—Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits.

99.1	Senior Executive Employment Agreement, effective as of March 1, 2005, between the Company and Bradford A. Bowlus.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFICARE HEALTH SYSTEMS, INC.

Dated: May 6, 2005	By:	/s/ PETER A. REYNOLDS
Peter A. Reynolds Senior Vice President and Corporate Controller (Principal Accounting Officer)

INDEX TO EXHIBITS

99.1	Senior Executive Employment Agreement, effective as of March 1, 2005, between the Company and Bradford A. Bowlus

ANNEX O

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of report (Date of earliest event reported): April 13, 2005

PACIFICARE HEALTH SYSTEMS, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-31700	95-4591529
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5995 Plaza Drive, Cypress, California 90630-5028

(Address of Principal Executive Offices, including Zip Code)

Registrant’s telephone number, including area code: (714) 952-1121

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1—Registrant’s Business and Operations

Item 1.01 Entry into a Material Definitive Agreement.

On April 13, 2005, PacifiCare Health Systems, Inc. (the “Company”) entered into a new Senior Executive Employment Agreement, effective as of March 1, 2005 (the “Employment Agreement”), with Sam W. Ho, the Company’s Executive Vice President, Health Services and Chief Medical Officer.

The following is a brief summary of the material terms and conditions of the Employment Agreement. Please refer to Exhibit 99.1 to this Current Report for the complete provisions of the Employment Agreement.

The Employment Agreement sets forth the basic terms of employment for Mr. Ho, including base salary, participation in employee benefit programs, reimbursement for business expenses and participation in the Company’s annual incentive plan and equity-based compensation plans for officers and key employees. The Employment Agreement has a two-year term. The term of the Employment Agreement:

•	may be extended for a successive term of 12 months or more if the Company provides written notice to Mr. Ho within 45 days prior to the expiration of the term, and

•	is automatically extended, upon the occurrence of a Change of Control (as defined in the Employment Agreement), to end 24 months after the effective date of such Change of Control.

Upon expiration, if the Company offers Mr. Ho a new employment agreement and he does not accept it, his continued employment will be without the benefit of a written agreement and any severance benefits will be provided in accordance with the Company’s policies and practices.

Upon written termination by either the Company or Mr. Ho or misconduct, death, or disability of Mr. Ho, the Employment Agreement will be terminated. In the event Mr. Ho is terminated for death or disability, or in connection with a termination without cause or a termination following a change of ownership or control of the Company, the Employment Agreement provides for the severance benefits summarized below.

Termination Without Cause

If the Company terminates Mr. Ho without cause (that is, other than for incapacity, disability, habitual neglect or gross misconduct, as those terms are more specifically defined in the Employment Agreement), the Employment Agreement provides for severance payments in equal installments over a two-year severance period. Severance benefits include the following:

•	multiple of base salary,

•	multiple of historical average incentive plan bonus,

•	continuation of medical, dental and vision coverage,

•	automobile allowance,

•	outplacement and related services, and

•	any other bonus amounts or benefits to which Mr. Ho may be entitled under any of the Company’s benefit plans.

Additionally, upon termination, Mr. Ho retains the right to exercise any vested and unexercised stock options in accordance with their terms within one year following the effective date of termination.

Non Competition Arrangements

If, while receiving severance payments following termination, Mr. Ho is employed by a competitor (as defined in the Employment Agreement), his severance payments will be reduced by an amount equal to the payment received from the competitor.

Termination Within 24 Months of a Change of Control

If within 24 months after a Change of Control, Mr. Ho is terminated (other than for incapacity, disability, habitual neglect or gross misconduct) or voluntarily terminates his employment for “good cause” (as defined in the Employment Agreement), the Employment Agreement provides for lump-sum payment of 36 months of base salary and specified benefits. The lump-sum payments would include the same items described under Termination Without Cause above, plus the following:

•	prorated annual incentive plan bonus for the year in which the change of control occurs, and

•	amounts to cover any excise tax penalties and taxes payable on the additional compensation to cover such excise tax penalties.

Additionally, the Employment Agreement provides that if Mr. Ho continues to be employed 12 months following the effective date of a Change of Control, he will be given a 30-day window period during which he may elect to voluntarily terminate his employment with the Company for reasons other than cause. If he elects to voluntarily terminate his employment during this 30-day window period, he would receive:

•	one-half of the lump sum payment he would have received upon the Company’s termination of him after a Change of Control,

•	the right to exercise all vested and unexercised stock options in accordance with their terms within one year of the effective date of termination, and

•	outplacement and related services.

Section 9—Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits.

99.1	Senior Executive Employment Agreement, effective as of March 1, 2005, between the Company and Sam W. Ho

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFICARE HEALTH SYSTEMS, INC.

Dated: April 19, 2005	By:	/s/ PETER A. REYNOLDS
Peter A. Reynolds Senior Vice President and Corporate Controller (Principal Accounting Officer)

INDEX TO EXHIBITS

99.1	Senior Executive Employment Agreement, effective as of March 1, 2005, between the Company and Sam W. Ho

ANNEX P

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of report (Date of earliest event reported): April 4, 2005

PACIFICARE HEALTH SYSTEMS, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-31700	95-4591529
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5995 Plaza Drive, Cypress, California 90630-5028

(Address of Principal Executive Offices, including Zip Code)

Registrant’s telephone number, including area code: (714) 952-1121

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1—Registrant’s Business and Operations

Item 1.01 Entry into a Material Definitive Agreement.

On April 4, 2005, PacifiCare Health Systems, Inc. (the “Company”) entered into a new Senior Executive Employment Agreement, effective as of March 31, 2005 (the “Employment Agreement”), with Katherine F. Feeny, the Company’s Executive Vice President, Senior Solutions.

The following is a brief summary of the material terms and conditions of the Employment Agreement. Please refer to Exhibit 99.1 to this Current Report for the complete provisions of the Employment Agreement.

The Employment Agreement sets forth the basic terms of employment for Ms. Feeny, including base salary, participation in employee benefit programs, reimbursement for business expenses and participation in the Company’s annual incentive plan and equity-based compensation plans for officers and key employees. The Employment Agreement has a two-year term. The term of the Employment Agreement:

•	may be extended for a successive term of 24 months or more if the Company provides written notice to Ms. Feeny within 45 days prior to the expiration of the term, and

•	is automatically extended, upon the occurrence of a Change of Control (as defined in the Employment Agreement), to end two years after the effective date of such Change of Control.

Upon expiration, if the Company offers Ms. Feeny a new employment agreement and she does not accept it, her continued employment will be without the benefit of a written agreement and any severance benefits will be provided in accordance with the Company’s policies and practices.

Upon written termination by either the Company or Ms. Feeny or misconduct, death, or disability of Ms. Feeny, the Employment Agreement will be terminated. In the event Ms. Feeny is terminated for death or disability, or in connection with a termination without cause or a termination following a change of ownership or control of the Company, the Employment Agreement provides for the severance benefits summarized below.

Termination Without Cause

If the Company terminates Ms. Feeny without cause (that is, other than for incapacity, disability, habitual neglect or gross misconduct, as those terms are more specifically defined in the Employment Agreement), the Employment Agreement provides for severance payments in equal installments over a two-year severance period. Severance benefits include the following:

•	multiple of base salary,

•	multiple of historical average incentive plan bonus,

•	continuation of medical, dental and vision coverage,

•	automobile allowance,

•	outplacement and related services, and

•	any other bonus amounts or benefits to which Ms. Feeny may be entitled under any of the Company’s benefit plans.

Additionally, upon termination, Ms. Feeny retains the right to exercise any vested and unexercised stock options in accordance with their terms within one year following the effective date of termination.

Non Competition Arrangements

If, while receiving severance payments following termination, Ms. Feeny is employed by a competitor (as defined in the Employment Agreement), her severance payments will be reduced by an amount equal to the payment received from the competitor.

Termination Within 24 Months of a Change of Control

If within 24 months after a Change of Control, Ms. Feeny is terminated (other than for incapacity, disability, habitual neglect or gross misconduct) or voluntarily terminates his employment for “good cause” (as defined in the Employment Agreement), the Employment Agreement provides for lump-sum payment of 36 months of base salary and specified benefits. The lump-sum payments would include the same items described under Termination Without Cause above, plus the following:

•	prorated annual incentive plan bonus for the year in which the change of control occurs, and

•	amounts to cover any excise tax penalties and taxes payable on the additional compensation to cover such excise tax penalties.

Additionally, the Employment Agreement provides that if Ms. Feeny continues to be employed 12 months following the effective date of a Change of Control, she will be given a 30-day window period during which she may elect to voluntarily terminate her employment with the Company for reasons other than cause. If she elects to voluntarily terminate her employment during this 30-day window period, she would receive:

•	one-half of the lump sum payment she would have received upon the Company’s termination of her after a Change of Control,

•	the right to exercise all vested and unexercised stock options in accordance with their terms within one year of the effective date of termination, and

•	outplacement and related services.

Section 9—Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits.

99.1	Senior Executive Employment Agreement, effective as of March 31, 2005, between the Company and Katherine F. Feeny.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFICARE HEALTH SYSTEMS, INC.

Dated: April 6, 2005	By:	/s/ PETER A. REYNOLDS
Peter A. Reynolds Senior Vice President and Corporate Controller (Principal Accounting Officer)

INDEX TO EXHIBITS

99.1	Senior Executive Employment Agreement, effective as of March 31, 2005, between the Company and Katherine F. Feeny.

ANNEX Q

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of report (Date of earliest event reported): March 25, 2005

PACIFICARE HEALTH SYSTEMS, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-31700	95-4591529
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5995 Plaza Drive, Cypress, California 90630-5028

(Address of Principal Executive Offices, including Zip Code)

Registrant’s telephone number, including area code: (714) 952-1121

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1—Registrant’s Business and Operations

Item 1.01 Entry into a Material Definitive Agreement.

On March 28, 2005, PacifiCare Health Systems, Inc. (the “Company”) entered into a new Senior Executive Employment Agreement, effective as of March 1, 2005 (the “Employment Agreement”), with James Frey, the Company’s Executive Vice President, Major Accounts.

The following is a brief summary of the material terms and conditions of the Employment Agreement. Please refer to Exhibit 99.1 to this Current Report for the complete provisions of the Employment Agreement.

The Employment Agreement sets forth basic terms of employment for Mr. Frey, including base salary, participation in employee benefit programs, reimbursement for business expenses and participation in the Company’s annual incentive plan and equity-based compensation plans for officers and key employees. The Employment Agreement has a two-year term. The term of the Employment Agreement:

•	may be extended for a successive term of 12 months or more if the Company provides written notice to Mr. Frey within 45 days prior to the expiration of the term, and

•	is automatically extended, upon the occurrence of a Change of Control (as defined in the Employment Agreement), to end two years after the effective date of such Change of Control.

Upon expiration, if the Company offers Mr. Frey a new employment agreement and he does not accept it, his continued employment will be without the benefit of a written agreement and any severance benefits will be provided in accordance with the Company’s policies and practices.

Upon written termination by either the Company or Mr. Frey or misconduct, death, or disability of Mr. Frey, the Employment Agreement will be terminated. In the event Mr. Frey is terminated for death or disability, or in connection with a termination without cause or a termination following a change of ownership or control of the Company, the Employment Agreement provides for the severance benefits summarized below.

Termination Without Cause

If the Company terminates Mr. Frey without cause (that is, other than for incapacity, disability, habitual neglect or gross misconduct, as those terms are more specifically defined in the Employment Agreement), the Employment Agreement provides for severance payments in equal installments over a two-year severance period. Severance benefits include the following:

•	multiple of base salary,

•	multiple of historical average incentive plan bonus,

•	continuation of medical, dental and vision coverage,

•	automobile allowance,

•	outplacement and related services, and

•	any other bonus amounts or benefits to which Mr. Frey may be entitled under any of the Company’s benefit plans.

Additionally, upon termination, Mr. Frey retains the right to exercise any vested and unexercised stock options in accordance with their terms within one year following the effective date of termination.

Non Competition Arrangements

If, while receiving severance payments following termination, Mr. Frey is employed by a competitor (as defined in the Employment Agreement), his severance payments will be reduced by an amount equal to the payment received from the competitor.

Termination Within 24 Months of a Change of Control

If within 24 months after a Change of Control, Mr. Frey is terminated (other than for incapacity, disability, habitual neglect or gross misconduct) or voluntarily terminates his employment for “good cause” (as defined in the Employment Agreement), the Employment Agreement provides for lump-sum payment of 36 months of base salary and specified benefits. The lump-sum payments would include the same items described under Termination Without Cause above, plus the following:

•	prorated annual incentive plan bonus for the year in which the change of control occurs, and

•	amounts to cover any excise tax penalties and taxes payable on the additional compensation to cover such excise tax penalties.

Additionally, the Employment Agreement provides that if Mr. Frey continues to be employed 12 months following the effective date of a Change of Control, he will be given a 30-day window period during which he may elect to voluntarily terminate his employment with the Company for reasons other than cause. If he elects to voluntarily terminate his employment during this 30-day window period, he would receive:

•	one-half of the lump sum payment he would have received upon the Company’s termination of him after a Change of Control,

•	the right to exercise all vested and unexercised stock options in accordance with their terms within one year of the effective date of termination, and

•	outplacement and related services.

Item 1.02 Termination of a Material Definitive Agreement.

Samuel V. Miller has informed the Company that he plans to retire as the Company’s Executive Vice President, Individual and Small Group Division, effective as of April 30, 2005.

In connection with Mr. Miller’s retirement, American Medical Security Group, Inc., a subsidiary of the Company (“AMS”), and Mr. Miller, entered into a termination agreement, dated March 25, 2005 (the “Termination Agreement”), pursuant to which AMS and Mr. Miller mutually agreed to terminate Mr. Miller’s employment agreement with AMS, effective as of April 30, 2005.

The following is a brief summary of the material terms and conditions of the Termination Agreement. Please refer to Exhibit 99.2 to this Current Report for the complete provisions of the Termination Agreement.

Under the Termination Agreement, Mr. Miller will receive the following in full satisfaction of all severance payments, benefits or other rights to which Mr. Miller is entitled upon termination, a change of control or otherwise under his existing employment agreement with AMS:

•	A lump sum payment in the amount of $3,968,240;

•	Payment of any accrued but unpaid vacation time earned through April 30, 2005;

•	Reimbursement of expenses incurred through April 30, 2005; and

•	Continuation of medical, dental, long-term disability and life insurance coverage for a period of 3 years after April 30, 2005.

Under the Termination Agreement, Mr. Miller is also entitled to an additional payment to cover any excise tax penalties and taxes payable on the payments, distributions and benefits received by Mr. Miller pursuant to the Termination Agreement to cover such excise tax penalties.

Section 5—Corporate Governance and Management

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

The information included in Item 1.02 of this Form 8-K is incorporated by reference into this Item 5.02.

Section 9—Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits.

99.1	Senior Executive Employment Agreement, effective as of March 1, 2005, between the Company and James Frey.

99.2	Termination Agreement, dated as of March 25, 2005, between the Company and Samuel V. Miller.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFICARE HEALTH SYSTEMS, INC.

Dated: March 31, 2005	By:	/s/ PETER A. REYNOLDS
Peter A. Reynolds Senior Vice President and Corporate Controller (Principal Accounting Officer)

INDEX TO EXHIBITS

99.1	Senior Executive Employment Agreement, effective as of March 1, 2005, between the Company and James Frey.

99.2	Termination Agreement, dated as of March 25, 2005, between the Company and Samuel V. Miller.

ANNEX R

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of report (Date of earliest event reported): January 4, 2005

PACIFICARE HEALTH SYSTEMS, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-31700	95-4591529
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5995 Plaza Drive, Cypress, California 90630-5028

(Address of Principal Executive Offices, including Zip Code)

Registrant’s telephone number, including area code: (714) 952-1121

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1—Registrant’s Business and Operations

Item 1.01 Entry into a Material Definitive Agreement.

On January 4, 2005, PacifiCare Health Systems, Inc. (the “Company”) entered into a new Senior Executive Employment Agreement, dated as of January 1, 2005 (the “Employment Agreement”), with Joseph S. Konowiecki, the Company’s Executive Vice President of Corporate Affairs and General Counsel, to replace the former employment agreement with Mr. Konowiecki which expired on January 1, 2005 by its terms.

The following is a brief summary of the material terms and conditions of the Employment Agreement. Please refer to Exhibit 99.1 to this Current Report for the complete provisions of the Employment Agreement.

The Employment Agreement has a two year term. The term of the Employment Agreement:

•	may be extended if the Company provides written notice to Mr. Konowiecki within 45 days prior to the expiration of the term,

•	is automatically extended, upon the occurrence of a Change of Control (as defined in the Employment Agreement), to end two years after the effective date of such Change of Control, and

•	upon expiration, if the Company offers Mr. Konowiecki a new employment agreement and he does not accept it, his continued employment will be without the benefit of a written agreement and any severance benefits will be provided in accordance with the Company’s policies and practices.

The Employment Agreement provides for an annual base salary of $564,999. The Employment Agreement also entitles Mr. Konowiecki to participate in the Company’s employee benefit plans, payment of an automobile allowance, reimbursement for business expenses and participation in the Company’s annual incentive plan and employee stock option plans.

Upon death, disability, misconduct or written termination by either the Company or Mr. Konowiecki, the Employment Agreement will be terminated. In the event Mr. Konowiecki is terminated for death, disability, termination without cause or termination following a change of control of the Company, the Employment Agreement provides for severance benefits.

Termination Without Cause

If the Company terminates Mr. Konowiecki without cause (that is, other than for incapacity, disability, habitual neglect or gross misconduct), the Employment Agreement provides for severance payments in equal installments over a 36 month severance period. Severance benefits include the following:

•	multiple of base salary,

•	multiple of historical average incentive plan bonus,

•	continuation of medical, dental and vision coverage,

•	automobile allowance,

•	outplacement and related services, and

•	any other bonus amounts or benefits to which Mr. Konowiecki may be entitled under any of the Company’s benefit plans.

Additionally, upon termination, Mr. Konowiecki retains the right to exercise any vested and unexercised stock options in accordance with their terms within one year following the effective date of termination.

Non Competition Arrangements

If, while receiving severance payments following termination, Mr. Konowiecki is employed by a competitor, his severance payments will be reduced by an amount equal to the payment received from the competitor.

Termination Within 24 Months of a Change of Control

If Mr. Konowiecki is terminated within 24 months of a Change of Control, the Employment Agreement provides for a lump-sum payment to Mr. Konowiecki equal to 3 times his base salary and specified benefits. The lump-sum payments would include the same items described under Termination Without Cause above, plus the following:

•	prorated annual incentive plan bonus for the year in which the change of control occurs, and

•	amounts to cover any excise tax penalties and taxes payable on the additional compensation to cover such excise tax penalties.

Additionally, the Employment Agreement provides that if Mr. Konowiecki continues to be employed 12 months following the effective date of a Change of Control, he will be given a 30-day window period during which he may elect to voluntarily terminate his employment with the Company. If he elects to voluntarily terminate his employment during this 30-day window period, he would receive:

•	one-half of the lump sum payment he would have received upon the Company’s termination after a Change of Control,

•	the right to exercise all vested and unexercised stock options in accordance with their terms within one year of the effective date of termination, and

•	outplacement and related services.

Section 9—Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits.

99.1	Senior Executive Employment Agreement, dated as of January 1, 2005, between the Company and Joseph S. Konowiecki.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFICARE HEALTH SYSTEMS, INC.

Dated: January 5, 2005	By:	/s/ PETER A. REYNOLDS
Peter A. Reynolds Senior Vice President and Corporate Controller (Principal Accounting Officer)

INDEX TO EXHIBITS

99.1	Senior Executive Employment Agreement, dated as of January 1, 2005, between the Company and Joseph S. Konowiecki.

ANNEX S

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

Commission file number: 1-10864

UNITEDHEALTH GROUP INCORPORATED

(Exact name of registrant as specified in its charter)

MINNESOTA	41-1321939
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

UNITEDHEALTH GROUP CENTER 9900 BREN ROAD EAST MINNETONKA, MINNESOTA	55343
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (952) 936-1300

Securities registered pursuant to Section 12(b) of the Act:

COMMON STOCK, $.01 PAR VALUE	NEW YORK STOCK EXCHANGE, INC.
(Title of each class)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    YES  ☒    NO  ☐

Indicate by checkmark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.    ☒

Indicate by checkmark whether the registrant is an accelerated filer (as defined in the Exchange Act Rule 12b-2).    YES  ☒    NO  ☐

The aggregate market value of voting stock held by non-affiliates of the registrant as of June 30, 2004, was approximately $37,626,513,130 (based on the last reported sale price of $62.25 per share on June 30, 2004, on the New York Stock Exchange).*

As of February 15, 2005, there were 641,479,122 shares of the registrant’s Common Stock, $.01 par value per share, issued and outstanding.

Note that in Part III of this report on Form 10-K, we “incorporate by reference” certain information from our Definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 3, 2005. This document will be filed with the Securities and Exchange Commission (SEC) within the time period permitted by the SEC. The SEC allows us to disclose important information by referring to it in that manner. Please refer to such information.

*	Only shares of voting stock held beneficially by directors, executive officers and subsidiaries of the company have been excluded in determining this number.

PART I

ITEM 1. BUSINESS

INTRODUCTION

UnitedHealth Group is a diversified health and well-being company, serving approximately 55 million Americans. We are focused on improving the health care system and how it works for multiple, distinct constituencies. We provide individuals with access to quality, cost-effective health care services and resources through more than 460,000 physicians and other care providers, and 4,200 hospitals across the United States. We manage approximately $60 billion in aggregate annual health care spending on behalf of more than 250,000 employer-customers and the consumers we serve. Our primary focus is on improving health care systems by simplifying the administrative components of health care delivery, promoting evidence-based medicine as the standard for care, and providing relevant, actionable data that physicians, health care providers, consumers, employers and other participants in health care can use to make better, more informed decisions. We have developed our business around the principles of physician-centered health care that is supported by data-driven care facilitation and management resources. This approach works to ensure access through all clinical situations, improve outcomes and enhance affordability.

Our revenues are derived from premium revenues on risk-based products, fees from management, administrative, technology, and consulting services, sales of a wide variety of products and services related to the broad health and well-being industry and investment and other income. We conduct our business primarily through operating divisions in the following business segments:

•	Uniprise;

•	Health Care Services, which includes our UnitedHealthcare, Ovations and AmeriChoice businesses;

•	Specialized Care Services; and

•	Ingenix.

For a discussion of our financial results by segment see Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We continually evaluate expansion opportunities in all our businesses. Expansion opportunities may include acquiring businesses that are complementary to our existing operations. We also devote significant attention to developing new products and services for the health and well-being industry. During 2004, we completed several acquisitions, all as part of our ongoing emphasis on our strategic focus. In the normal course of business, we also consider whether to sell certain businesses or stop offering certain products and services.

UnitedHealth Group Incorporated is a Minnesota corporation incorporated in January 1977. The terms “we,” “our” or the “company” refer to UnitedHealth Group Incorporated and our subsidiaries. Our executive offices are located at UnitedHealth Group Center, 9900 Bren Road East, Minnetonka, Minnesota 55343; our telephone number is (952) 936-1300. You can access our website at www.unitedhealthgroup.com to learn more about our company. From that site, you can download and print copies of our annual reports to shareholders, annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, along with amendments to those reports. You can also download from our website our Articles of Incorporation, bylaws and corporate governance policies, including our Principles of Governance, Board of Directors Committee Charters, and Code of Business Conduct and Ethics. We make periodic reports and amendments available, free of charge, as soon as reasonably practicable after we file or furnish these reports to the Securities and Exchange Commission (“SEC”). We will also provide a copy of any of our corporate governance policies published on our website free of charge, upon request. To request a copy of any of these documents, please submit your request to: UnitedHealth Group Incorporated, 9900 Bren Road East, Minnetonka, MN 55343, Attn: Corporate Secretary.

DESCRIPTION OF BUSINESS SEGMENTS

UNIPRISE

Uniprise delivers health care and well-being services nationwide to large national employers, individual consumers and other health care organizations through three related business units: Uniprise Strategic Solutions (USS), Definity Health and Exante Financial Services (Exante). Each business unit works with other UnitedHealth Group businesses to deliver a complementary and integrated array of services. USS delivers strategic health and well-being solutions to large national employers. Definity Health provides consumer-driven health plans and services to employers and their employees. As of December 31, 2004, USS and Definity Health served approximately 9.9 million individuals. Exante delivers health-care-focused financial services for consumers, employers and providers. Most Uniprise products and services are delivered through its licensed affiliates. Uniprise provides administrative and customer care services for certain other businesses of UnitedHealth Group. Uniprise also offers transactional processing services to various intermediaries and health care entities.

Uniprise specializes in large-volume transaction management, large-scale benefit design and innovative technology solutions designed to promote evidence-based medicine and facilitate effective, efficient health care delivery by transforming complex administrative processes into simpler, efficient, high quality automated processes. Uniprise’s core administrative services include the processing of more than 220 million medical benefit claims each year and live or automated servicing of more than 75 million telephone calls annually. This includes comprehensive operational services for independent health plans and third party administrators representing approximately 2 million consumers, as well as approximately 8 million of the commercial health plan consumers outside of Uniprise who are served by UnitedHealthcare. Uniprise maintains Internet-based administrative and financial applications for physician inquiries and transactions, customer-specific data analysis for employers, and consumer access to personal health care information and services.

USS

USS provides comprehensive and customized administrative, benefits and service solutions for large employers and other organizations with more than 5,000 employees in multiple locations. USS customers may also access UnitedHealth Group’s network-based medical, insurance and specialty services, through a wide variety of product arrangements. USS customers generally retain the risk of financing the medical benefits of their employees and their dependents, and USS provides coordination and facilitation of medical services; transaction processing; consumer and care provider services; and access to contracted networks of physicians, hospitals and other health care professionals for a fixed service fee per individual served. As of December 31, 2004, USS served over 350 employers, including approximately 160 of the Fortune 500 companies.

Definity Health

Definity Health provides innovative consumer health care solutions that enable consumers to take ownership and control of their health care benefits. Definity Health’s products include high deductible consumer-directed benefit plans coupled with health reimbursement accounts or health savings accounts, and discount cards for services generally not covered by high deductible health plans. Definity Health is the national leader in consumer-directed health benefit programs. As of December 31, 2004, Definity Health provides health benefits to approximately 85 employers, including 20 of the Fortune 500, under self-funded benefit plan arrangements.

Exante

Exante Financial Services provides health-based financial services for consumers, employers and providers. These financial services are delivered through Exante Bank, a Utah-chartered industrial bank. These financial services include a new Health Savings Account (HSA) with check and debit card access by which consumers may access funds in their tax-deferred HSAs when paying for eligible medical expenses. Exante’s health benefit card programs include electronic systems for verification of benefit coverage and eligibility and administration of Flexible Spending Accounts (FSAs) and Health Reimbursement Accounts (HRAs).

HEALTH CARE SERVICES

Our Health Care Services segment consists of our UnitedHealthcare, Ovations and AmeriChoice businesses.

UnitedHealthcare

UnitedHealthcare offers a comprehensive array of consumer-oriented health benefit plans and services for local, small and mid-sized employers and individuals nationwide. UnitedHealthcare provides health care services on behalf of approximately 11 million Americans as of December 31, 2004. With its risk-based product offerings, UnitedHealthcare assumes the risk of both medical and administrative costs for its customers in return for a monthly premium, which is typically at a fixed rate for a one-year period. UnitedHealthcare also provides administrative and other management services to customers that self-insure the medical costs of their employees and their dependents, for which UnitedHealthcare receives a fixed service fee per individual served. These customers retain the risk of financing medical benefits for their employees, and UnitedHealthcare administers the payment of customer funds to physicians and other health care providers from customer-funded bank accounts. Small employer groups are more likely to purchase risk-based products because they are generally unable or unwilling to bear a greater potential liability for health care expenditures.

UnitedHealthcare offers its products through affiliates that are usually licensed as insurance companies or as health maintenance organizations, depending upon a variety of factors, including state regulations. UnitedHealthcare’s product strategy centers on several fundamentals: consumer choice, actionable information, better outcomes and greater affordability. UnitedHealthcare’s products include wellness programs and services that help individuals make informed decisions, maintain a healthy lifestyle and maximize the success of inpatient and outpatient treatments by coordinating access to care services and providing personalized, targeted education and information services.

UnitedHealthcare arranges for discounted access to care through more than 460,000 physicians and other care providers, and 4,200 hospitals across the United States. The consolidated purchasing power represented by the individuals UnitedHealthcare serves makes it possible for UnitedHealthcare to contract for cost-effective access to a large number of conveniently located care providers. Directly or through UnitedHealth Group’s family of companies, UnitedHealthcare offers:

•	A broad range of benefit plans integrating medical, ancillary and alternative care products so customers can choose benefits that are right for them;

•	Affordability by leveraging the economic benefits of the purchasing power of millions of people;

•	Access to broad and diverse numbers of physicians and other care providers through benefit plans that give customers direct access to specialists without obtaining referrals;

•	Innovative clinical outreach programs—built around evidence-based medicine—that promote care quality and patient safety and provide incentives for physicians who demonstrate consistency of clinical care against best practice standards;

•	National access to proven high-quality and efficient centers of excellence for cardiac, cancer and orthopedic care through the UnitedHealth Premium program;

•	Care facilitation services that use proprietary predictive technology to identify individuals with significant gaps in care and unmet needs or risk for potential health problems and then facilitate timely and appropriate interventions;

•	Unique disease and condition management programs to help individuals address significant, complex disease states;

•	Convenient self-service for customer transactions, pharmacy services and health information;

•	Clinical information that physicians can use in working with their patients; and

•	Simplified electronic transactions for customers.

UnitedHealthcare’s regional and national access to broad, affordable and quality networks of care has advanced significantly in the past 12 months with acquisitions and/or expansions enhancing services in Connecticut, Delaware, Maryland, New Jersey, New York, Pennsylvania and Wisconsin. UnitedHealthcare has also organized health care alliances with select regional not-for-profit health plans to facilitate greater customer access and affordability.

We believe that UnitedHealthcare’s innovation distinguishes its product offerings from the competition. UnitedHealthcare designs consumer-oriented health benefits and services that value individual choice and control in accessing health care. UnitedHealthcare has programs that provide health education; admission counseling before hospital stays; care advocacy to help avoid delays in patients’ stays in the hospital; support for individuals at risk of needing intensive treatment and care coordination for people with chronic conditions. UnitedHealthcare offers comprehensive and integrated pharmaceutical management services that achieve lower costs by using formulary programs that drive better unit costs for drugs, benefit designs that encourage consumers to use drugs that offer the best value, and physician and consumer programs that support the appropriate use of drugs based on clinical evidence.

UnitedHealthcare’s distribution system consists primarily of insurance producers in the Small Employer Group and producers and other consultant-based or direct sales in the Large Employer and Public Sector Groups. UnitedHealthcare’s direct distribution operations are relatively limited and apply only in the Maryland, Washington, D.C. and Virginia markets, as well as to portions of the large employer commercial market (which is generally self-funded) and to cross-selling of specialty products to existing customers. UnitedHealthcare’s external distribution network includes approximately 30,000 active insurance producers as well as opportunities presented to it by benefits consultants.

Ovations

Ovations provides health and well-being services for individuals age 50 and older, addressing their unique needs for preventative and acute health care services, as well as for services dealing with chronic disease and other specialized issues for older individuals. Ovations is one of few enterprises fully dedicated to this market segment, providing products and services in all 50 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands through licensed affiliates. Ovations is focused on meeting the needs of its beneficiaries, rather than on providing a particular offering or product. Ovations’ wide array of offerings and products includes Medicare Supplement and Medicare Advantage coverage and prescription discount cards, as well as disease management and chronic care capabilities. Ovations recently initiated work to help the government-sponsored health care system in England improve its health care services, and is exploring opportunities in other European markets.

Ovations has extensive capabilities and experience with direct marketing to consumers on behalf of its key clients—AARP, state and U.S. government agencies and employer groups. Ovations also has a seasoned staff with distinct pricing, underwriting and marketing capabilities dedicated to senior and geriatric risk-based health products and services.

Medicare Reform Legislation

The Centers for Medicare and Medicaid Services (CMS) is embarking on significant Medicare changes as it adds a prescription drug benefit and increases the diversity of its offerings. We believe that these changes will both expand and produce new opportunities for well-organized and focused companies to serve older Americans. We believe that Ovations is well-positioned to respond to these opportunities. Ovations is unique in its national participation in the Medicare program across the broad spectrum of Medicare products—offering Medigap products that supplement traditional fee-for-service coverage, more traditional health plan-type programs under Medicare Advantage, prescription drug discount offerings, and special offerings for chronically ill and dual-eligible beneficiaries. Ovations currently is participating in new product options available following the Medicare reform legislation. Ovations is one of the nation’s leading providers of Medicare prescription drug discount cards. Ovations is preparing to participate in the Medicare Part D prescription drug benefit program. Ovations intends to proceed with potential market opportunities in a disciplined, deliberate way.

Ovations Insurance Solutions

Ovations offers a range of health insurance products and services to AARP members, and has expanded the scope of services and programs offered over the past several years. These products and services are provided to supplement benefits covered under traditional Medicare. Ovations operates the nation’s largest Medicare Supplement business, providing Medicare supplement and hospital indemnity insurance, from its insurance company affiliates, to approximately 3.8 million AARP members. Ovations’ services also include an expanded AARP Nurse Healthline service which provides 24-hour access to health information from nurses for certain lines of business. Ovations also developed a lower cost Medicare Supplement offering that provides consumers with a hospital network and 24-hour access to health care information. In 2004, Ovations continued to pilot a new health insurance program focused on persons between 50 and 64 years of age.

Ovations Pharmacy Solutions

Ovations Pharmacy Solutions addresses one of the most significant cost problems facing older Americans—prescription drug costs. With approximately 1.8 million users, the program provides access to discounted retail and mail order pharmacy services, and a complimentary health and well-being catalog offering. Ovations also offers three different Medicare-endorsed discount drug cards under the Medicare Modernization Act. These cards offer cost savings for retail and mail order prescription drugs. There are a total of approximately 640,000 cardholders who participate in the Medicare-endorsed drug card programs offered by Ovations.

Ovations Senior & Retiree Services

Ovations’ Senior & Retiree Services division provides health care coverage for the seniors market primarily through the Medicare Advantage (formerly Medicare+Choice) program administered by the Centers for Medicare and Medicaid Services. In the fourth quarter of 2004, Ovations’ Senior Retiree Services began offering rural Medicare Advantage Private Fee For Service coverage, servicing 169 rural counties in Iowa, Nebraska, South Dakota and Wisconsin. Under these programs, Ovations provides health insurance coverage to eligible Medicare beneficiaries in exchange for a fixed monthly premium per member from CMS that varies based on the geographic areas in which the members reside. Through these programs, 330,000 individual Medicare beneficiaries and hundreds of employer retiree groups were served as of December 31, 2004.

Evercare

Through its Evercare division, Ovations is one of the nation’s leaders in offering complete, individualized care planning and care benefits for aging, vulnerable and chronically ill individuals, serving approximately 70,000 persons across the nation in nursing homes, community-based settings and private homes. In 2004, Evercare’s care management program for frail elderly nursing home residents was designated as a Special Needs Plan, converting it from a demonstration project to a permanent program under contract with the Medicare program. Evercare offers other services through innovative programs such as Evercare Choice, Evercare Select and Evercare Connections. Evercare Choice is a Medicare product that offers enhanced medical coverage to frail, elderly and chronically ill populations in both nursing homes and community settings. These services are provided primarily through nurse practitioners, physicians’ assistants and physicians. Evercare Select is a Medicaid, long-term health care product for elderly, physically disabled and other needy individuals. Evercare Connections is a comprehensive eldercare service program providing service coordination, consultation, claim management and information resources nationwide. Proprietary, automated medical record software enables Evercare geriatric care teams to capture and track patient data and clinical encounters in nursing home, hospital and home care settings. Evercare has begun extending its complex care management services to end-of-life situations. In 2004, Evercare began offering community-based hospice programs in two states.

AmeriChoice

AmeriChoice provides network-based health and well-being services to state Medicaid, Children’s Health Insurance Program (CHIP), and other government-sponsored health care programs and the beneficiaries of those programs. AmeriChoice provides services to nearly 1.3 million individuals, an expansion of approximately 155,000 individuals in 2004, in 13 states across the country. The individuals AmeriChoice serves generally live in areas that are medically underserved and where a consistent relationship with the medical community or a care provider is less likely. AmeriChoice’s population also tends to face significant social and economic challenges. AmeriChoice offers government agencies a broad menu of separate management services—including clinical care, consulting and management, pharmacy benefit services and administrative and technology services—to help them effectively administer their distinct health care delivery systems for individuals in these programs.

AmeriChoice’s approach is founded in its belief that health care cannot be provided effectively without consideration of all of the factors—social, economic, environmental and physical—that affect a person’s life. AmeriChoice coordinates resources among family, physicians, other health care providers and government and community-based agencies and organizations to provide continuous and effective care. For members, this means that the unique AmeriChoice Personal Care Model offers them a holistic approach to health care, emphasizing practical programs to improve their living circumstances as well as quality medical care and treatment in accessible, culturally-sensitive, community-oriented settings. AmeriChoice’s programs focus on high-prevalence and debilitating illnesses such as hypertension and cardiovascular disease, asthma, sickle cell anemia, diabetes, cancer and high-risk pregnancy. AmeriChoice utilizes specific disease management programs for asthma, diabetes, congestive heart failure, sickle cell anemia, chronic obstructive pulmonary disease, pneumonia, special needs, HIV and high-risk obstetrical and maternal management. In addition, AmeriChoice’s Healthy First Steps program is based on the premise that early identification and assessment of high-risk pregnancies and subsequent care by an obstetrician will help minimize premature deliveries and complications with premature babies.

For physicians, the AmeriChoice Personal Care Model means assistance with coordination of their patients’ care. AmeriChoice utilizes sophisticated telemedicine tools in inner city, public sector health care programs to support care management. This technology enables nurses and physicians to monitor important vital signs, check medication use, assess patient status and facilitate overall care. Distinctive outreach and education programs developed by AmeriChoice with the help of leading researchers and clinicians are used to target and intervene in the illnesses most common among individuals served by AmeriChoice, and are intended to ensure preventive interventions and well-child care. AmeriChoice utilizes advanced and unique pharmacy services—including benefit design, generic drug incentive programs, drug utilization review and preferred drug list development—to help optimize the use of pharmaceuticals and concurrently contain pharmacy expenditures to levels appropriate to the specific clinical situations. For state customers, the AmeriChoice Personal Care Model means increased access to care and improved quality, in a measurable system that reduces their administrative burden and lowers their costs. AmeriChoice uses advanced technology applications to support efficient, reliable and scalable business processes.

AmeriChoice considers a variety of factors in determining in which state programs to participate, including the state’s experience and consistency of support for its Medicaid program in terms of service innovation and funding, the population base in the state, the willingness of the physician/provider community to participate with the AmeriChoice Personal Care Model and the presence of community-based organizations AmeriChoice can work with to meets the needs of individuals. Using these criteria, AmeriChoice entered one new market in 2004 and is examining several other markets. Conversely, during the past three years, AmeriChoice has exited several markets because of reimbursement issues or lack of consistent direction and support.

SPECIALIZED CARE SERVICES

The Specialized Care Services (“SCS”) companies offer a comprehensive platform of specialty health and wellness and ancillary benefits, services and resources to specific customer markets nationwide. These products and services include employee benefit offerings, provider networks and related resources focusing on behavioral health and substance abuse, dental, vision, disease management, complex and chronic illness and care facilitation. The SCS companies also offer solutions in the areas of complementary and alternative care, employee assistance, short-term disability, life insurance, work life balance and health-related information. These services are designed to simplify the consumer health care experience and facilitate efficient health care delivery.

Specialized Care Services’ products are marketed under several different brands to employers, government programs, health insurers and other intermediaries, and individual consumers, and through affiliates such as Ovations, UnitedHealthcare and Uniprise. SCS also distributes products on a private label basis, allowing unaffiliated health plans, insurance companies, third-party administrators and similar institutions to deliver products and services to their customers under their brands. Specialized Care Services offers its products both on an administrative fee basis, where it manages and administers benefit claims for self-insured customers in exchange for a fixed service fee per individual served, and a risk-based basis, where Specialized Care Services assumes responsibility for health care and income replacement costs in exchange for a fixed monthly premium per individual served. Specialized Care Services’ simple, modular service designs can be easily integrated to meet varying health plan, employer and consumer needs at a wide range of price points. Approximately 60% of consumers served by Specialized Care Services receive their major medical health benefits from a source other than a UnitedHealth Group affiliate.

The SCS companies are divided into four operating groups: Specialty Health and Well-Being; Consumer Care Services; Personal Health Services; and Group Insurance Services.

Specialty Health and Wellness

The Specialty Health and Wellness group provides services and products for benefits commonly found in comprehensive medical benefit plans. United Behavioral Health (“UBH”) and its subsidiaries provide behavioral health care, substance abuse programs and psychiatric disability benefit management services. UBH’s customers buy its care management services and access its large national network of 61,000 clinicians and counselors. UBH serves more than 22 million individuals.

ACN Group (“ACN”) and its affiliates provide benefit administration, network management and access to chiropractic, physical therapy and other complementary and alternative care services along with access to a network of contracted health professionals. ACN serves approximately 19 million consumers.

LifeEra offers employee assistance, work life and other products to assist individuals in managing personal issues while seeking to increase employee productivity. LifeEra serves nearly 16 million consumers through programs developed in consultation with employers, government agencies and other affinity plans.

Consumer Care Services

Dental and vision benefits are offered and managed through the Consumer Care Services group. Spectera and its subsidiaries administer vision benefits for more than 9 million people enrolled in employer sponsored benefit plans. Spectera works to build productive relationships with vision care professionals, retailers, employer groups and benefit consultants. Spectera’s national network includes approximately 19,000 vision professionals.

Dental Benefit Providers (“DBP”) and its affiliates provide dental benefit management and related services to 4 million individuals through a network of approximately 65,000 dentists. DBP’s products are distributed to commercial and government markets, both directly and through unaffiliated insurers and its UnitedHealth Group affiliates.

Personal Health Services

SCS’ Personal Health Services group provides a continuum of individualized specialty health and wellness solutions from health information to case and disease management for complex, chronic and rare medical conditions. Through Optum, Specialized Care Services delivers personalized care and condition management, health assessments, longitudinal care management, disease management, and health information assistance, support and related services. Utilizing evidence-based medicine, technology and specially trained nurses, Optum facilitates effective and efficient health care delivery by helping its 24 million consumers address daily living concerns, make informed health care decisions, and become more effective health care purchasers.

United Resource Networks provides support services and affordable access to approximately 160 medical centers in the areas of organ transplantation, complex cancer, congenital heart disease, kidney analysis and reproductive services to approximately 46 million individuals through more than 2,300 payers. United Resource Networks negotiates competitive rates with medical centers that have been designated as “Centers of Excellence” based on satisfaction of clinical standards, including patient volumes and outcomes, medical team credentials and experience, and support services.

Group Insurance Services

Life, critical illness and short-term disability insurance, along with cost management products and services for health plans and employers, are distributed through Group Insurance Services. Unimerica Workplace Benefits provides integrated short-term disability, critical illness and group life insurance products to employers’ benefit programs. National Benefit Resources (“NBR”) distributes and administers medical stop loss insurance covering self-funded employer benefit plans. Through a network of third party administrators, brokers and consultants, NBR markets stop-loss insurance throughout the United States. NBR also distributes products and services on behalf of its SCS affiliates, URN and Optum. Disability Consulting Group offers products in the short-term disability insurance market.

INGENIX

Ingenix offers database and data management services, software products, publications, consulting services, outsourced services and pharmaceutical services on a nationwide and international basis. Ingenix’s customers include more than 3,000 hospitals, 250,000 physicians, 2,000 payers and intermediaries, 130 Fortune 500 companies, and 150 pharmaceutical and biotechnology companies, as well as other UnitedHealth Group businesses. Ingenix is engaged in the simplification of health care administration by providing products and services that help customers correctly and efficiently document, code and bill for reimbursement for the delivery of care services. Ingenix is a leader in clinical research, health education services, publications, and pharmacoeconomics, outcomes, safety and epidemiology research through its i3 Research and i3 Magnifi businesses.

Ingenix’s products and services are sold primarily through a direct sales force focused on specific customers and market segments across the pharmaceutical, biotechnology, employer, government, hospital, physician and payer market segments. Ingenix’s products are also supported and distributed through an array of alliance and business partnerships with other technology vendors, who integrate and interface its products with their applications.

The Ingenix companies are divided into two operating groups: information services and pharmaceutical services.

Information Services

Ingenix’s diverse product offerings help clients strengthen health care administration and advance health care outcomes. These products include health care utilization reporting and analytics, physician clinical performance benchmarking, clinical data warehousing, analysis and management responses for medical cost trends, decision-support portals for evaluation of health benefits and treatment options and claims management tools for administrative error and cost reduction. Ingenix uses proprietary software applications that manage clinical and administrative data across diverse information technology environments. Ingenix also uses proprietary predictive algorithmic applications to help clients detect and act on repetitive health care patterns in large data sets.

Ingenix also provides other services on an outsourced basis, such as physician credentialing, provider directories, HEDIS reporting, and fraud and abuse detection and prevention services. Ingenix also offers consulting services, including actuarial and financial advisory work through its Reden & Anders division, as well as product development, provider contracting and medical policy management. Ingenix publishes print and electronic media products that provide customers with information regarding medical claims coding, reimbursement, billing and compliance issues.

Pharmaceutical Services

Ingenix’s pharmaceutical services division helps to coordinate and manage clinical trials for pharmaceutical products in development for pharmaceutical, biotechnology and medical device manufacturers. Ingenix’s focus is to help pharmaceutical and biotechnology customers effectively and efficiently get drug and medical device data to appropriate regulatory bodies and to improve health outcomes through integrated information, analysis, and technology. Ingenix capabilities and efforts focus on the entire range of product assessment, through commercialization of life-cycle management services—pipeline assessment, market access and product positioning, clinical trials, economic epidemiology, safety and outcomes research, medical education and promotion. Ingenix services include global clinical research services, protocol development, investigator identification and training, regulatory assistance, project management, data management, biostatistical analysis, quality assurance, medical writing and staffing resource services. Ingenix’s pharmaceutical clinical research operations in 45 countries focus on the therapeutic development categories around oncology, the central nervous system, and infectious and pulmonary disease. Ingenix uses comprehensive, science-based evaluation and analysis and benchmarking services to support pharmaceutical, biotechnology and medical device development. Ingenix also helps educate providers about pharmaceutical products through medical symposia, product communications and scientific publications.

GOVERNMENT REGULATION

Most of our health and well-being services are regulated. This regulation can vary significantly from jurisdiction to jurisdiction. Federal and state regulatory agencies generally have discretion to issue regulations and interpret and enforce laws and rules. Changes in applicable laws and regulations are continually being considered, and the interpretation of existing laws and rules also may change periodically.

Federal Regulation

Our Health Care Services segment, which includes UnitedHealthcare, Ovations, and AmeriChoice, is subject to federal regulation. Ovations has Medicare Advantage contracts that are regulated by CMS. CMS has the right to audit performance to determine compliance with CMS contracts and regulations and the quality of care being given to members. Our Health Care Services segment also has Medicaid and State Children’s Health Insurance Program contracts that are subject to federal and state regulations regarding services to be provided to Medicaid enrollees, payment for those services, and other aspects of these programs. There are many regulations surrounding Medicare and Medicaid compliance. In addition, because a portion of Ingenix’s business includes clinical research, it is subject to regulation by the FDA. We believe we are in compliance in all material respects with the applicable laws and regulations.

State Regulation

All of the states in which our subsidiaries offer insurance and health maintenance products regulate those products and operations. These states require periodic financial reports and establish minimum capital or restricted cash reserve requirements. Health plans and insurance companies are regulated under state insurance holding company regulations. Such regulations generally require registration with applicable state Departments of Insurance and the filing of reports that describe capital structure, ownership, financial condition, certain inter-company transactions and general business operations. Some state insurance holding company laws and regulations require prior regulatory approval of acquisitions and material inter-company transfers of assets, as well as transactions between the regulated companies and their parent holding companies or affiliates. In addition, some of our business and related activities may be subject to preferred provider organization (“PPO”), managed care organization (“MCO”) or TPA-related regulations and licensure requirements. These regulations differ from state to state, but generally contain network, contracting, product and rate, financial and reporting requirements. There are laws and regulations that set specific standards for delivery of services, payment of claims, protection of consumer health information and covered benefits and services. Additionally, states have begun to focus their anti-fraud efforts on insurance companies and health maintenance organizations. Some states now require filing and approval of anti-fraud plans and may monitor compliance as part of a market conduct examination. We believe we are in compliance in all material respects with the applicable laws and regulations.

HIPAA

The administrative simplification provisions of the Health Insurance Portability and Accountability Act of 1996, as amended (“HIPAA”), apply to both the group and individual health insurance markets, including self-funded employee benefit plans. Federal regulations promulgated pursuant to HIPAA are now effective. These regulations include minimum standards for electronic transactions and code sets, and for the privacy and security of protected health information. We believe that we are in compliance in all material respects with these regulations. New standards for national provider and employer identifiers are currently being implemented by regulators. We have been and intend to remain in compliance in all material respects with these regulations. Additionally, different approaches to HIPAA’s provisions and varying enforcement philosophies in the different states may adversely affect our ability to standardize our products and services across state lines.

ERISA

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), regulates how goods and services are provided to or through certain types of employer-sponsored health benefit plans. ERISA is a set of laws and regulations subject to periodic interpretation by the United States Department of Labor as well as the federal courts. ERISA places controls on how our business units may do business with employers who sponsor employee benefit health plans, particularly those that maintain self-funded plans. We believe that we are in compliance in all material respects with applicable ERISA regulations.

Audits and Investigations

We typically have and are currently involved in various governmental investigations, audits, and reviews. These include routine, regular and special investigations, audits, and reviews by CMS, state insurance and health and welfare departments and state attorneys general, the Office of the Inspector General, the Office of Personnel Management, the Office of Civil Rights, the Department of Justice and U.S. Attorneys. Such government actions can result in assessment of damages, civil or criminal fines or penalties, or other sanctions, including loss of licensure or exclusion from participation in government programs. We do not believe the results of any of the current investigations, audits or reviews, individually or in the aggregate, will have a material adverse effect on our consolidated financial position or results of operations.

International Regulation

Our Ingenix, Uniprise and Health Care Services segments have limited international operations. These international operations are subject to different legal and regulatory requirements in different jurisdictions, including various tax, tariff and trade regulations, as well as employment, intellectual property and investment rules and laws. We believe we are in compliance in all material respects with applicable laws.

COMPETITION

As a diversified health and well-being services company we operate in highly competitive markets. Our competitors include managed health care companies, insurance companies, third party administrators and business services outsourcing companies, health care providers that have formed networks to directly contract with employers, specialty benefit providers, government entities, and various information and consulting companies. For our Uniprise and Health Care Services businesses, competitors include Aetna Inc., Cigna Corporation, Coventry Health Care, Inc., Humana Inc., PacifiCare Health Systems, Inc., WellChoice, Inc., and WellPoint, Inc., numerous for-profit and not-for-profit organizations operating under licenses from the Blue Cross Blue Shield Association and other enterprises concentrated in more limited geographic areas. Our Specialized Care Services and Ingenix business segments also compete with a number of businesses. New entrants into the markets in which we compete, as well as consolidation within these markets, also contribute to a competitive environment. We believe the principal competitive factors that can impact our businesses relate to the sales and pricing of our products and services; product innovation; consumer satisfaction; the level and quality of products and services; care delivery; network capabilities; market share; product distribution systems; efficiency of administration operations; financial strength and marketplace reputation.

EMPLOYEES

As of December 31, 2004, we employed approximately 40,000 individuals. We believe our employee relations are positive.

EXECUTIVE OFFICERS OF THE REGISTRANT

Name	Age	Position	First Elected as Executive Officer
William W. McGuire, M.D.	56	Chairman of the Board and Chief Executive Officer	1988
Stephen J. Hemsley	52	President, Chief Operating Officer and Director	1997
Patrick J. Erlandson	45	Chief Financial Officer	2001
David J. Lubben	53	General Counsel and Secretary	1996
Richard H. Anderson	49	Executive Vice President, UnitedHealth Group and Chief Executive Officer, Ingenix	2005
Tracy L. Bahl	42	Chief Executive Officer, Uniprise	2004
William A. Munsell	53	Chief Executive Officer, Specialized Care Services	2004
Lois E. Quam	43	Chief Executive Officer, Ovations	1998
Robert J. Sheehy	47	Chief Executive Officer, UnitedHealthcare	2001
David S. Wichmann	42	President and Chief Operating Officer, UnitedHealthcare, and Senior Vice President, UnitedHealth Group	2004

Our Board of Directors elects executive officers annually. Our executive officers serve until their successors are duly elected and qualified.

Dr. McGuire is the Chairman of the Board of Directors and Chief Executive Officer of UnitedHealth Group. Dr. McGuire joined UnitedHealth Group as Executive Vice President in November 1988 and became its

Chairman and Chief Executive Officer in 1991. Dr. McGuire also served as UnitedHealth Group’s Chief Operating Officer from May 1989 to June 1995 and as its President from November 1989 until May 1999.

Mr. Hemsley is the President and Chief Operating Officer of UnitedHealth Group and has been a member of the Board of Directors since February 2000. Mr. Hemsley joined UnitedHealth Group in May 1997 as Senior Executive Vice President. He became Chief Operating Officer in September 1998 and was named President in May 1999.

Mr. Erlandson joined UnitedHealth Group in 1997 as Vice President of Process, Planning, and Information Channels. He became Controller and Chief Accounting Officer in September 1998 and was named Chief Financial Officer in January 2001.

Mr. Lubben joined UnitedHealth Group in October 1996 as General Counsel and Secretary. Prior to joining UnitedHealth Group, he was a partner in the law firm of Dorsey & Whitney LLP.

Mr. Anderson joined UnitedHealth Group in November 2004 as Executive Vice President and was named Chief Executive Officer, Ingenix in January 2005. From April 2001 until November 2004, Mr. Anderson served as the Chief Executive Officer of Northwest Airlines Corporation. Mr. Anderson served in various other capacities at Northwest Airlines from 1990 until April 2001.

Mr. Bahl joined UnitedHealth Group in August 1998 and was named Chief Executive Officer, Uniprise in March 2004. From January 2003 until March 2004, Mr. Bahl was UnitedHealth Group’s Chief Marketing Officer, and from August 1998 until December 2002, he was the President of Uniprise Strategic Solutions.

Mr. Munsell joined UnitedHealth Group in 1997 and was named Chief Executive Officer, Specialized Care Services in November 2004. From February 2003 to June 2004, Mr. Munsell served as the Chief Administrative Officer, UnitedHealthcare, after serving as Chief Operating Officer, UnitedHealthcare since February 2000. From August 1997 to January 2000, Mr. Munsell served as Chief Financial Officer, UnitedHealthcare.

Ms. Quam joined UnitedHealth Group in 1989 and became the Chief Executive Officer of Ovations in April 1998. Prior to April 1998, Ms. Quam served in various capacities with UnitedHealth Group.

Mr. Sheehy joined UnitedHealth Group in 1992 and became Chief Executive Officer of UnitedHealthcare in January 2001. From April 1998 to December 2000, he was President of UnitedHealthcare. Prior to April 1998, Mr. Sheehy served in various capacities with UnitedHealth Group.

Mr. Wichmann joined UnitedHealth Group in 1998 and became President and Chief Operating Officer, UnitedHealthcare in July 2004. From June 2003 to July 2004, Mr. Wichmann served as the Chief Executive Officer, Specialized Care Services. From 2001 to June 2003, he was President and Chief Operating Officer, Specialized Care Services. From March 1998 to July 2004, Mr. Wichmann also served as Senior Vice President of Corporate Development.

ITEM 2. PROPERTIES

As of December 31, 2004, we leased approximately 7.7 million and owned approximately 1.1 million aggregate square feet of space in the United States and Europe. Our leases expire at various dates through May 31, 2025. Our various segments use this space exclusively for their respective business purposes and we believe these current facilities are suitable for their respective uses and are adequate for our anticipated future needs.

ITEM 3. LEGAL PROCEEDINGS

See Item 7—“Legal Matters” and Item 8—Note 12 “Commitments and Contingencies”—“Government Regulation,” which are incorporated by reference herein.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Prices

Our common stock is traded on the New York Stock Exchange under the symbol UNH. On February 15, 2005, there were 14,227 registered holders of record of our common stock. The high and low common stock prices per share were as follows:

	High	Low
2005
First quarter (through 2/15/05)	$91.80	$85.25

2004
First quarter	$64.50	$55.45
Second quarter	$68.50	$58.61
Third quarter	$74.75	$59.34
Fourth quarter	$88.76	$64.61

2003
First quarter	$46.35	$39.20
Second quarter	$52.67	$44.10
Third quarter	$56.25	$47.25
Fourth quarter	$58.67	$47.58

Dividend Policy

Our Board of Directors established our dividend policy in August 1990. The policy requires the Board to review the company’s financial statements following the end of each fiscal year and decide whether it is advisable to declare a dividend on the outstanding shares of common stock. Shareholders of record on April 1, 2004 received an annual dividend for 2004 of $0.03 per share and shareholders of record on April 1, 2003 received an annual dividend for 2003 of $0.015 per share. On February 1, 2005, the Board approved an annual dividend of $0.03 per share. The dividend will be paid on April 18, 2005 to shareholders of record on April 1, 2005.

Issuer Purchases of Equity Securities

Issuer Purchases of Equity Securities(1)

Fourth Quarter 2004

For the Month Ended	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that may yet be purchased under the plans or programs
October 31, 2004	6,685,000	$71.02	6,685,000	4,817,300
November 30, 2004	5,340,000	$80.15	5,340,000	60,260,000
December 31, 2004	5,670,000	$84.61	5,670,000	54,590,000

TOTAL	17,695,000	$78.13	17,695,000

(1)	On November 4, 1997, the company’s Board of Directors adopted a share repurchase program, which the Board evaluates periodically and renews as necessary. The company announced this program on November 6, 1997, and announced renewals of the program on November 5, 1998, October 27, 1999, February 14, 2002, October 25, 2002, July 30, 2003, and November 4, 2004. On November 4, 2004, the Board renewed the share repurchase program and authorized the company to repurchase up to 65 million shares of the company’s common stock at prevailing market prices. There is no established expiration date for the program. During the year ended December 31, 2004, the company did not repurchase any shares other than through this publicly announced program.

ITEM 6. SELECTED FINANCIAL DATA

Financial Highlights

	For the Year Ended December 31,
(in millions, except per share data)	2004[1]	2003	2002	2001	2000
Consolidated Operating Results
Revenues	$37,218	$28,823	$25,020	$23,454	$21,122

Earnings From Operations	$4,101	$2,935	$2,186	$1,566	$1,200
Net Earnings	$2,587	$1,825	$1,352	$913	$736
Return on Shareholders’ Equity	31.4%	39.0%	33.0%	24.5%	19.8%

Basic Net Earnings per Common Share	$4.13	$3.10	$2.23	$1.46	$1.14
Diluted Net Earnings per Common Share	$3.94	$2.96	$2.13	$1.40	$1.09

Common Stock Dividends per Share	$0.03	$0.015	$0.015	$0.015	$0.008

Consolidated Cash Flows From (Used For)
Operating Activities	$4,135	$3,003	$2,423	$1,844	$1,521
Investing Activities	$(1,644)	$(745)	$(1,391)	$(1,138)	$(968)
Financing Activities	$(762)	$(1,126)	$(1,442)	$(585)	$(739)

Consolidated Financial Condition
(As of December 31)
Cash and Investments	$12,253	$9,477	$6,329	$5,698	$5,053
Total Assets	$27,879	$17,634	$14,164	$12,486	$11,053
Debt	$4,023	$1,979	$1,761	$1,584	$1,209
Shareholders’ Equity	$10,717	$5,128	$4,428	$3,891	$3,688
Debt-to-Total-Capital Ratio	27.3%	27.8%	28.5%	28.9%	24.7%

Financial Highlights and Results of Operations should be read together with the accompanying Consolidated Financial Statements and Notes.

1	UnitedHealth Group acquired Oxford Health Plans, Inc. (Oxford) in July 2004 for total consideration of approximately $5.0 billion and acquired Mid Atlantic Medical Services, Inc. (MAMSI) in February 2004 for total consideration of approximately $2.7 billion. These acquisitions affect the comparability of 2004 financial information to prior fiscal years. The results of operations and financial condition of Oxford and MAMSI have been included in UnitedHealth Group’s consolidated financial statements since the respective acquisition dates. See Note 3 to the consolidated financial statements for a detailed discussion of these acquisitions.

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Business Overview

UnitedHealth Group is a diversified health and well-being company, serving approximately 55 million Americans. Our focus is on improving the American health care system by simplifying the administrative components of health care delivery; promoting evidence-based medicine as the standard for care; and providing relevant, actionable data that physicians, health care providers, consumers, employers and other participants in health care can use to make better, more informed decisions.

Through our diversified family of businesses, we leverage core competencies in advanced technology-based transactional capabilities; health care data, knowledge and informatics; and health care resource organization and care facilitation to make health care work better. We provide individuals with access to quality, cost-effective health care services and resources. We promote the delivery of care, consistent with the best available evidence for effective health care. We provide employers with superb value, service and support, and we deliver value to our shareholders by executing a business strategy founded upon a commitment to balanced growth, profitability and capital discipline.

2004 Financial Performance Highlights

UnitedHealth Group had an excellent year in 2004. The company achieved diversified growth across its business segments and generated net earnings of $2.6 billion and operating cash flows of $4.1 billion, representing increases of 42% and 38%, respectively, over 2003. Other financial performance highlights include:

•	Diluted net earnings per common share of $3.94, representing an increase of 33% over 2003.

•	Revenues of $37.2 billion, a 29% increase over 2003. Excluding the impact of acquisitions, revenues increased 8% over 2003.

•	Operating earnings of more than $4.1 billion, up 40% over 2003.

•	Consolidated operating margin of 11.0%, up from 10.2% in 2003, driven primarily by improved margins on risk-based products, revenue mix changes and operational and productivity improvements.

•	Return on shareholders’ equity of 31.4%.

UnitedHealth Group acquired Oxford Health Plans, Inc. (Oxford) in July 2004 for total consideration of approximately $5.0 billion and acquired Mid Atlantic Medical Services, Inc. (MAMSI) in February 2004 for total consideration of approximately $2.7 billion. The results of operations and financial condition of Oxford and MAMSI have been included in UnitedHealth Group’s Consolidated Financial Statements since the respective acquisition dates.

2004 Results Compared to 2003 Results

Consolidated Financial Results

Revenues

Revenues are comprised of premium revenues from risk-based products; service revenues, which primarily include fees for management, administrative and consulting services; and investment and other income.

Premium revenues are primarily derived from risk-based health insurance arrangements in which the premium is fixed, typically for a one-year period, and we assume the economic risk of funding our customers’ health care services and related administrative costs. Service revenues consist primarily of fees derived from services performed for customers that self-insure the medical costs of their employees and their dependents. For both premium risk-based and fee-based customer arrangements, we provide coordination and facilitation of medical services; transaction processing; customer, consumer and care provider services; and access to contracted networks of physicians, hospitals and other health care professionals.

Consolidated revenues increased by $8.4 billion, or 29%, in 2004 to $37.2 billion, primarily as a result of revenues from businesses acquired since the beginning of 2003. Excluding the impact of these acquisitions, consolidated revenues increased by approximately 8% in 2004 as a result of rate increases on premium-based and fee-based services and growth across business segments. Following is a discussion of 2004 consolidated revenue trends for each of our three revenue components.

Premium Revenues Consolidated premium revenues in 2004 totaled $33.5 billion, an increase of $8.0 billion, or 32%, over 2003. Excluding the impact of acquisitions, premium revenues increased by approximately 8% in 2004. This increase was due in part to average net premium rate increases of approximately 9% on UnitedHealthcare’s renewing commercial risk-based business, partially offset by a slight decrease in the number of individuals served by UnitedHealthcare’s commercial risk-based products and changes in the commercial product benefit and customer mix. In addition, Ovations’ premium revenues increased largely due to increases in the number of individuals it serves through Medicare Advantage products and changes in product mix related to Medicare supplement products, as well as rate increases on all of these products. Premium revenues from AmeriChoice’s Medicaid programs and Specialized Care Services’ businesses also increased due to advances in the number of individuals served by those businesses.

Service Revenues Service revenues in 2004 totaled $3.3 billion, an increase of $217 million, or 7%, over 2003. The increase in service revenues was driven primarily by aggregate growth of 4% in the number of individuals served by Uniprise and UnitedHealthcare under fee-based arrangements during 2004, excluding the impact of acquisitions, as well as annual rate increases. In addition, Ingenix service revenues increased due to new business growth in the health information and clinical research businesses.

Investment and Other Income Investment and other income totaled $388 million, representing an increase of $131 million over 2003. Interest income increased by $134 million in 2004, principally due to the impact of increased levels of cash and fixed-income investments during the year from the acquisitions of Oxford, MAMSI and Golden Rule Financial Corporation (Golden Rule), which was acquired in November 2003. Net capital gains on sales of investments were $19 million in 2004, a decrease of $3 million from 2003.

Medical Costs

The combination of pricing, benefit designs, consumer health care utilization and comprehensive care facilitation efforts is reflected in the medical care ratio (medical costs as a percentage of premium revenues).

The consolidated medical care ratio decreased from 81.4% in 2003 to 80.6% in 2004. Excluding the AARP business1, the medical care ratio decreased 50 basis points from 80.0% in 2003 to 79.5% in 2004. The medical care ratio decrease resulted primarily from net premium rate increases that slightly exceeded overall medical benefit cost increases and changes in product, business and customer mix.

Each period, our operating results include the effects of revisions in medical cost estimates related to all prior periods. Changes in medical cost estimates related to prior fiscal years that are identified in the current year are included in total medical costs reported for the current fiscal year. Medical costs for 2004 include approximately $210 million of favorable medical cost development related to prior fiscal years. Medical costs for 2003 include approximately $150 million of favorable medical cost development related to prior fiscal years.

On an absolute dollar basis, 2004 medical costs increased $6.3 billion, or 30%, over 2003 principally due to the impact of the acquisitions of Oxford, MAMSI and Golden Rule. Excluding the impact of acquisitions, medical costs increased by approximately 8% driven primarily by medical cost inflation and a moderate increase in health care consumption.

Operating Costs

The operating cost ratio (operating costs as a percentage of total revenues) for 2004 was 15.4%, down from 16.9% in 2003. This decrease was driven by revenue mix changes, with premium revenues growing at a faster rate than service revenues largely due to recent acquisitions. The existence of premium revenues within our risk- based products cause them to have lower operating cost ratios than fee-based products, which have no premium revenues. Additionally, the decrease in the operating cost ratio reflects productivity gains from technology deployment and other cost management initiatives.

1	Management believes disclosure of the medical care ratio excluding the AARP business is meaningful since underwriting gains or losses related to the AARP business accrue to the overall benefit of the AARP policyholders through a rate stabilization fund (RSF). Although the company is at risk for underwriting losses to the extent cumulative net losses exceed the balance in the RSF, we have not been required to fund any underwriting deficits to date, and management believes the RSF balance is sufficient to cover potential future underwriting or other risks associated with the contract during the foreseeable future.

On an absolute dollar basis, operating costs for 2004 increased $868 million, or 18%, over 2003 primarily due to the acquisitions of Oxford, MAMSI and Golden Rule. Excluding the impact of acquisitions, operating costs increased by approximately 3%. This increase was driven by a more than 3% increase in the total number of individuals served by Health Care Services and Uniprise in 2004, excluding the impact of acquisitions, and general operating cost inflation, partially offset by productivity gains from technology deployment and other cost management initiatives.

Depreciation and Amortization

Depreciation and amortization in 2004 was $374 million, an increase of $75 million, or 25%, over 2003. Approximately $42 million of this increase is related to intangible assets acquired in business acquisitions in 2004. The remaining increase of $33 million is due to additional depreciation and amortization from higher levels of computer equipment and capitalized software as a result of technology enhancements, business growth and businesses acquired since the beginning of 2003.

Income Taxes

Our effective income tax rate was 34.9% in 2004, compared to 35.7% in 2003. The decrease was driven mainly by favorable settlements of prior year income tax returns.

Business Segments

The following summarizes the operating results of our business segments for the years ended December 31 (in millions):

Revenues	2004	2003	Percent Change
Health Care Services	$32,673	$24,807	32%
Uniprise	3,365	3,107	8%
Specialized Care Services	2,295	1,878	22%
Ingenix	670	574	17%
Corporate and Eliminations	(1,785)	(1,543)	nm

Consolidated Revenues	$37,218	$28,823	29%

Earnings From Operations	2004	2003	Percent Change
Health Care Services	$2,810	$1,865	51%
Uniprise	677	610	11%
Specialized Care Services	485	385	26%
Ingenix	129	75	72%

Consolidated Earnings From Operations	$4,101	$2,935	40%

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Health Care Services

The Health Care Services segment consists of the UnitedHealthcare, Ovations and AmeriChoice businesses. UnitedHealthcare coordinates network-based health and well-being services on behalf of multistate, mid-sized and local employers and consumers. Ovations delivers health and well-being services to Americans over the age of 50, including the administration of supplemental health insurance coverage on behalf of AARP. AmeriChoice facilitates and manages health care services for state-sponsored Medicaid programs and their beneficiaries.

Health Care Services had revenues of $32.7 billion in 2004, representing an increase of $7.9 billion, or 32%, over 2003, driven primarily by acquisitions since the beginning of 2003. Excluding the impact of acquisitions,

Health Care Services revenues increased by approximately $1.9 billion, or 8%, over 2003. UnitedHealthcare accounted for approximately $850 million of this increase, driven by average premium rate increases of approximately 9% on renewing commercial risk-based business and growth in the number of individuals served by fee-based products, partially offset by a slight decrease in the number of individuals served by UnitedHealthcare’s commercial risk-based products. Ovations contributed approximately $770 million to the revenue advance over 2003 driven by growth in the number of individuals served by Ovations’ Medicare Advantage products and changes in product mix related to Medicare supplement products it provides to AARP members, as well as rate increases on all of these products. The remaining increase in Health Care Services revenues is attributable to growth in the number of individuals served by AmeriChoice’s Medicaid programs and Medicaid premium rate increases.

Health Care Services earnings from operations in 2004 were $2.8 billion, representing an increase of $945 million, or 51%, over 2003. This increase primarily resulted from Ovations’ and UnitedHealthcare’s revenue growth, improved gross margins on UnitedHealthcare’s commercial risk-based products and the impact of the acquisitions of Oxford, MAMSI and Golden Rule. UnitedHealthcare’s commercial medical care ratio improved to 79.0% in 2004 from 80.0% in 2003. The decrease in the commercial medical care ratio was primarily driven by net premium rate increases that slightly exceeded overall medical benefit cost increases and changes in business and customer mix. Health Care Services’ 2004 operating margin was 8.6%, an increase of 110 basis points over 2003. This increase was principally driven by a combination of the improved commercial medical care ratio and changes in business and customer mix.

The following table summarizes the number of individuals served by Health Care Services, by major market segment and funding arrangement, as of December 311:

(in thousands)	2004	2003
Commercial
Risk-based	7,655	5,400
Fee-based	3,305	2,895

Total Commercial	10,960	8,295

Medicare	330	230
Medicaid	1,260	1,105

Total Health Care Services	12,550	9,630

1	Excludes individuals served by Ovations’ Medicare supplement products provided to AARP members.

The number of individuals served by UnitedHealthcare’s commercial business as of December 31, 2004, increased by nearly 2.7 million, or 32%, over the prior year. Excluding the 2004 acquisitions of Oxford, MAMSI and a smaller regional health plan, the number of individuals served by UnitedHealthcare’s commercial business increased by 245,000. This included an increase of 285,000 in the number of individuals served with fee-based products, driven by new customer relationships and existing customers converting from risk-based products to fee-based products, partially offset by a decrease of 40,000 in the number of individuals served with risk-based products resulting primarily from customers converting to self-funded, fee-based arrangements and a competitive commercial risk-based pricing environment.

Excluding the impact of the Oxford acquisition, the number of individuals served by Ovations’ Medicare Advantage products increased by 30,000, or 13%, from 2003. AmeriChoice’s Medicaid enrollment increased by 155,000, or 14%, due to organic growth in the number of individuals served and the acquisition of a Medicaid health plan in Michigan in February 2004, resulting in the addition of approximately 95,000 individuals served.

Uniprise

Uniprise provides network-based health and well-being services, business-to-business transaction processing services, consumer connectivity and technology support services to large employers and health plans, and provides health-related consumer and financial transaction products and services. Uniprise revenues in 2004 were $3.4 billion, representing an increase of 8% over 2003. This increase was driven primarily by growth of 4% in the number of individuals served by Uniprise, excluding the impact of the acquisition of Definity Health Corporation (Definity) in December 2004, and annual service fee rate increases for self-insured customers. Uniprise served 9.9 million individuals and 9.1 million individuals as of December 31, 2004 and 2003, respectively.

Uniprise earnings from operations in 2004 were $677 million, representing an increase of 11% over 2003. Operating margin for 2004 improved to 20.1% from 19.6% in 2003. Uniprise has expanded its operating margin through operating cost efficiencies derived from process improvements, technology deployment and cost management initiatives that have reduced labor and occupancy costs in its transaction processing and customer service, billing and enrollment functions. Additionally, Uniprise’s infrastructure can be scaled efficiently, allowing its business to grow revenues at a proportionately higher rate than the associated growth in operating expenses.

Specialized Care Services

Specialized Care Services is a portfolio of specialty health and wellness companies, each serving a specialized market need with a unique offering of benefits, networks, services and resources. Specialized Care Services revenues during 2004 of $2.3 billion increased by $417 million, or 22%, over 2003. This increase was principally driven by an increase in the number of individuals served by United Behavioral Health, its behavioral health benefits business, Dental Benefit Providers, its dental services business, and Spectera, its vision care benefits business; rate increases related to these businesses; and incremental revenues related to businesses acquired since the beginning of 2003 of approximately $100 million.

Earnings from operations in 2004 of $485 million increased $100 million, or 26%, over 2003. Specialized Care Services’ operating margin increased to 21.1% in 2004, up from 20.5% in 2003. This increase was driven primarily by operational and productivity improvements within Specialized Care Services’ businesses and consolidation of the production and service operation infrastructure to enhance productivity and efficiency and to improve the quality and consistency of service, partially offset by a business mix shift toward higher revenue, lower margin products.

Ingenix

Ingenix is a leader in the field of health care data analysis and application, serving pharmaceutical companies, health insurers and other payers, physicians and other health care providers, large employers, and governments. Ingenix revenues in 2004 of $670 million increased by $96 million, or 17%, over 2003. This was driven primarily by new business growth in the health information and clinical research businesses.

Earnings from operations in 2004 were $129 million, up $54 million, or 72%, from 2003. Operating margin was 19.3% in 2004, up from 13.1% in 2003. The increase in earnings from operations and operating margin was primarily due to growth and improving gross margins in the health information and clinical research businesses.

2003 Results Compared to 2002 Results

Consolidated Financial Results

Revenues

Consolidated revenues increased by $3.8 billion, or 15%, in 2003 to $28.8 billion. Consolidated revenues increased by approximately 11% as a result of rate increases on premium-based and fee-based services and growth across business segments, and 4% as a result of revenues from businesses acquired since the beginning of 2002. Following is a discussion of 2003 consolidated revenue trends for each of our three revenue components.

Premium Revenues Consolidated premium revenues in 2003 totaled $25.4 billion, an increase of $3.5 billion, or 16%, over 2002. UnitedHealthcare premium revenues increased by $1.8 billion, driven primarily by average premium rate increases of 12% to 13% on renewing commercial risk-based business. Premium revenues from Medicaid programs also increased by approximately $1.0 billion over 2002. Approximately 70% of this increase resulted from the acquisition of AmeriChoice on September 30, 2002, with the remaining 30% driven by growth in the number of individuals served by our AmeriChoice Medicaid programs since the acquisition date. The remaining premium revenue growth in 2003 was primarily driven by growth in the number of individuals served by Ovations’ Medicare supplement products provided to AARP members and its Evercare business, along with growth in several of Specialized Care Services’ businesses.

Service Revenues Service revenues in 2003 totaled $3.1 billion, an increase of $224 million, or 8%, over 2002. The increase in service revenues was driven primarily by aggregate growth of 7% in the number of individuals served by Uniprise and UnitedHealthcare under fee-based arrangements during 2003.

Investment and Other Income Investment and other income totaled $257 million, representing an increase of $37 million over 2002, due primarily to increased capital gains on sales of investments. Net capital gains on sales of investments were $22 million in 2003, compared with net capital losses of $18 million in 2002. Interest income decreased by $3 million in 2003, driven by lower yields on investments, partially offset by the impact of increased levels of cash and fixed-income investments.

Medical Costs

The consolidated medical care ratio decreased from 83.0% in 2002 to 81.4% in 2003. Excluding the AARP business, the medical care ratio decreased 140 basis points from 81.4% in 2002 to 80.0% in 2003. The medical care ratio decrease resulted primarily from net premium rate increases that exceeded overall medical benefit cost increases and changes in product, business and customer mix.

Each period, our operating results include the effects of revisions in medical cost estimates related to all prior periods. Changes in medical cost estimates related to prior fiscal years that are identified in the current year are included in total medical costs reported for the current fiscal year. Medical costs for 2003 include approximately $150 million of favorable medical cost development related to prior fiscal years. Medical costs for 2002 include approximately $70 million of favorable medical cost development related to prior fiscal years.

On an absolute dollar basis, 2003 medical costs increased $2.5 billion, or 14%, over 2002. The increase was driven primarily by a rise in medical costs of approximately 10% to 11% due to medical cost inflation and a moderate increase in health care consumption, and incremental medical costs related to businesses acquired since the beginning of 2002.

Operating Costs

The operating cost ratio for 2003 was 16.9%, down from 17.5% in 2002. This decrease was driven primarily by revenue mix changes, with greater growth from premium revenues than from service revenues, and productivity gains from technology deployment and other cost management initiatives. Our premium-based products have lower operating cost ratios than our fee-based products. The impact of operating cost efficiencies in 2003 was partially offset by the continued incremental costs associated with the development, deployment, adoption and maintenance of new technology releases.

On an absolute dollar basis, operating costs for 2003 increased $488 million, or 11%, over 2002. This increase was driven by a 6% increase in total individuals served by Health Care Services and Uniprise during

2003, increases in broker commissions and premium taxes due to increased revenues, general operating cost inflation, and additional operating costs associated with change initiatives and acquired businesses.

Depreciation and Amortization

Depreciation and amortization in 2003 was $299 million, an increase of $44 million over 2002. This increase was due to additional depreciation and amortization from higher levels of computer equipment and capitalized software as a result of technology enhancements, business growth and businesses acquired since the beginning of 2002.

Income Taxes

Our effective income tax rate was 35.7% in 2003, compared to 35.5% in 2002. The change from 2002 was due to changes in business and income mix among states with differing income tax rates.

Business Segments

The following summarizes the operating results of our business segments for the years ended December 31 (in millions):

Revenues	2003	2002	Percent Change
Health Care Services	$24,807	$21,552	15%
Uniprise	3,107	2,725	14%
Specialized Care Services	1,878	1,509	24%
Ingenix	574	491	17%
Corporate and Eliminations	(1,543)	(1,257)	nm

Consolidated Revenues	$28,823	$25,020	15%

Earnings From Operations	2003	2002	Percent Change
Health Care Services	$1,865	$1,328	40%
Uniprise	610	517	18%
Specialized Care Services	385	286	35%
Ingenix	75	55	36%

Consolidated Earnings From Operations	$2,935	$2,186	34%

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Health Care Services

Health Care Services had revenues of $24.8 billion in 2003, representing an increase of $3.3 billion, or 15%, over 2002. The majority of the increase resulted from an increase of $1.9 billion in UnitedHealthcare revenues, an increase of 14% over 2002. The increase in UnitedHealthcare revenues was driven by average premium rate increases of approximately 12% to 13% on renewing commercial risk-based business and 8% growth in the number of individuals served by fee-based products during 2003. Revenues from Medicaid programs in 2003 increased by $1.0 billion over 2002. Approximately 70% of this increase resulted from the acquisition of AmeriChoice on September 30, 2002, with the remaining 30% driven by growth in the number of individuals served by AmeriChoice Medicaid programs since the acquisition date. Ovations revenues increased by $319 million, or 5%, primarily due to increases in the number of individuals served by both its Medicare supplement products provided to AARP members and by its Evercare business.

Health Care Services earnings from operations in 2003 were nearly $1.9 billion, representing an increase of $537 million, or 40%, over 2002. This increase primarily resulted from revenue growth and improved gross margins on UnitedHealthcare’s risk-based products, growth in the number of individuals served by UnitedHealthcare’s fee-based products, and the acquisition of AmeriChoice on September 30, 2002. UnitedHealthcare’s commercial medical care ratio improved to 80.0% in 2003 from 81.8% in 2002. The decrease in the commercial medical care ratio was driven primarily by the decrease in net premium rate increases that exceeded overall medical benefit cost increases and changes in business and customer mix. Health Care Services’ 2003 operating margin was 7.5%, an increase of 130 basis points over 2002. This increase was driven by a combination of improved medical care ratios and a shift in commercial product mix from risk-based products to higher-margin, fee-based products.

The following table summarizes the number of individuals served by Health Care Services, by major market segment and funding arrangement, as of December 311:

(in thousands)	2003	2002
Commercial
Risk-based	5,400	5,070
Fee-based	2,895	2,715

Total Commercial	8,295	7,785

Medicare	230	225
Medicaid	1,105	1,030

Total Health Care Services	9,630	9,040

1	Excludes individuals served by Ovations’ Medicare supplement products provided to AARP members.

The number of individuals served by UnitedHealthcare’s commercial business as of December 31, 2003, increased by 510,000, or 7%, over the prior year. This included an increase of 180,000, or 7%, in the number of individuals served with fee-based products, driven by new customer relationships and existing customers converting from risk-based products to fee-based products. In addition, the number of individuals served by risk-based products increased by 330,000. This increase was driven by the acquisition of Golden Rule in November 2003, which resulted in the addition of 430,000 individuals served, partially offset by customers converting to self-funded, fee-based arrangements and UnitedHealthcare’s targeted withdrawal of risk-based offerings from unprofitable arrangements with customers using multiple benefit carriers.

Ovations’ year-over-year Medicare Advantage enrollment remained relatively stable, with 230,000 individuals served as of December 31, 2003. Medicaid enrollment increased by 75,000, or 7%, due to strong growth in the number of individuals served by AmeriChoice over the past year.

Uniprise

Uniprise revenues in 2003 were $3.1 billion, representing an increase of 14% over 2002. This increase was driven primarily by growth of 6% in the number of individuals served by Uniprise during 2003, annual service fee rate increases for self-insured customers, and a change in customer funding mix during 2002. Uniprise served 9.1 million individuals and 8.6 million individuals as of December 31, 2003 and 2002, respectively.

Uniprise earnings from operations in 2003 were $610 million, representing an increase of 18% over 2002. Operating margin for 2003 improved to 19.6% from 19.0% in 2002. Uniprise has expanded its operating margin through operating cost efficiencies derived from process improvements, technology deployment and cost management initiatives that have reduced labor and occupancy costs in its transaction processing and customer service, billing and enrollment functions.

Specialized Care Services

Specialized Care Services revenues during 2003 of $1.9 billion increased by $369 million, or 24%, over 2002. This increase was principally driven by an increase in the number of individuals served by United Behavioral Health, its behavioral health benefits business; Dental Benefit Providers, its dental services business; and Spectera, its vision care benefits business; as well as rate increases related to these businesses.

Earnings from operations in 2003 of $385 million increased $99 million, or 35%, over 2002. Specialized Care Services’ operating margin increased to 20.5% in 2003, up from 19.0% in 2002. This increase was driven primarily by operational and productivity improvements at United Behavioral Health.

Ingenix

Ingenix revenues in 2003 of $574 million increased by $83 million, or 17%, over 2002. This was driven primarily by new business growth in the health information business. Earnings from operations in 2003 were $75 million, up $20 million, or 36%, from 2002. Operating margin was 13.1% in 2003, up from 11.2% in 2002. The increase in the operating margin was primarily due to growth in the health information business.

Financial Condition, Liquidity and Capital Resources at December 31, 2004

Liquidity and Capital Resources

We manage our cash, investments and capital structure so we are able to meet the short- and long-term obligations of our business while maintaining strong financial flexibility and liquidity. We forecast, analyze and monitor our cash flows to enable prudent investment management and financing within the confines of our financial strategy.

Our regulated subsidiaries generate significant cash flows from operations. A majority of the assets held by our regulated subsidiaries are in the form of cash, cash equivalents and investments. After considering expected cash flows from operating activities, we generally invest cash of regulated subsidiaries that exceed our short-term obligations in longer term, investment-grade, marketable debt securities to improve our overall investment return. Factors we consider in making these investment decisions include our board of directors’ approved investment policy, regulatory limitations, return objectives, tax implications, risk tolerance and maturity dates. Our long-term investments are also available for sale to meet short-term liquidity and other needs. Cash in excess of the capital needs of our regulated entities are paid to their non-regulated parent companies, typically in the form of dividends, for general corporate use, when and as permitted by applicable regulations.

Our non-regulated businesses also generate significant cash from operations for general corporate use. Cash flows generated by these entities, combined with the issuance of commercial paper, long-term debt and the availability of committed credit facilities, further strengthen our operating and financial flexibility. We generally use these cash flows to reinvest in our businesses in the form of capital expenditures, to expand the depth and breadth of our services through business acquisitions, and to repurchase shares of our common stock, depending on market conditions.

Cash flows generated from operating activities, our primary source of liquidity, are principally from net earnings, excluding depreciation and amortization. As a result, any future decline in our profitability may have a negative impact on our liquidity. The level of profitability of our risk-based business depends in large part on our ability to accurately predict and price for health care and operating cost increases. This risk is partially mitigated by the diversity of our other businesses, the geographic diversity of our risk-based business and our disciplined underwriting and pricing processes, which seek to match premium rate increases with future health care costs. In 2004, a hypothetical unexpected 1% increase in commercial insured medical costs would have reduced net earnings by approximately $105 million.

The availability of financing in the form of debt or equity is influenced by many factors, including our profitability, operating cash flows, debt levels, debt ratings, debt covenants and other contractual restrictions, regulatory requirements and market conditions. We believe that our strategies and actions toward maintaining financial flexibility mitigate much of this risk.

Cash and Investments

Cash flows from operating activities were $4.1 billion in 2004, representing an increase over 2003 of $1.1 billion, or 38%. This increase in operating cash flows resulted primarily from an increase of $871 million in net income excluding depreciation, amortization and other noncash items. Additionally, operating cash flows increased by $261 million due to cash generated by working capital changes, driven in part by improved cash collections leading to decreases in accounts receivable and increases in unearned premiums, and an increase in medical costs payable. As premium revenues and related medical costs increase, we generate incremental operating cash flows because we collect premium revenues in advance of the claim payments for related medical costs.

We maintained a strong financial condition and liquidity position, with cash and investments of $12.3 billion at December 31, 2004. Total cash and investments increased by $2.8 billion since December 31, 2003, primarily due to $2.4 billion in cash and investments acquired in the Oxford and MAMSI acquisitions and strong operating cash flows, partially offset by common stock repurchases, cash paid for business acquisitions and capital expenditures.

As further described under Regulatory Capital and Dividend Restrictions, many of our subsidiaries are subject to various government regulations that restrict the timing and amount of dividends and other distributions that may be paid to their parent companies. At December 31, 2004, approximately $227 million of our $12.3 billion of cash and investments was held by non-regulated subsidiaries. Of this amount, approximately $37 million was segregated for future regulatory capital needs and the remainder was available for general corporate use, including acquisitions and share repurchases.

Financing and Investing Activities

In addition to our strong cash flows generated by operating activities, we use commercial paper and debt to maintain adequate operating and financial flexibility. As of December 31, 2004 and 2003, we had commercial paper and debt outstanding of approximately $4.0 billion and $2.0 billion, respectively. Our debt-to-total-capital ratio was 27.3% and 27.8% as of December 31, 2004 and December 31, 2003, respectively. We believe the prudent use of debt leverage optimizes our cost of capital and return on shareholders’ equity, while maintaining appropriate liquidity.

On July 29, 2004, our Health Care Services business segment acquired Oxford. Under the terms of the purchase agreement, Oxford shareholders received 0.6357 shares of UnitedHealth Group common stock and $16.17 in cash for each share of Oxford common stock they owned. Total consideration issued was approximately $5.0 billion, comprised of approximately 52.2 million shares of UnitedHealth Group common stock (valued at approximately $3.4 billion based upon the average of UnitedHealth Group’s share closing price for two days before, the day of and two days after the acquisition announcement date of April 26, 2004), approximately $1.3 billion in cash and UnitedHealth Group vested common stock options with an estimated fair value of $240 million issued in exchange for Oxford’s outstanding vested common stock options.

On February 10, 2004, our Health Care Services business segment acquired MAMSI. Under the terms of the purchase agreement, MAMSI shareholders received 0.82 shares of UnitedHealth Group common stock and $18 in cash for each share of MAMSI common stock they owned. Total consideration issued was approximately $2.7 billion, comprised of 36.4 million shares of UnitedHealth Group common stock (valued at $1.9 billion based upon the average of UnitedHealth Group’s share closing price for two days before, the day of and two days after the acquisition announcement date of October 27, 2003) and approximately $800 million in cash.

On December 10, 2004, our Uniprise business segment acquired Definity. Under the terms of the purchase agreement, we paid $305 million in cash in exchange for all of the outstanding stock of Definity. Available cash and commercial paper issuance financed the Definity purchase price.

In July 2004, we issued $1.2 billion of commercial paper to fund the cash portion of the Oxford purchase price. In August 2004, we refinanced the commercial paper by issuing $550 million of 3.4% fixed-rate notes due August 2007, $450 million of 4.1% fixed-rate notes due August 2009 and $500 million of 5.0% fixed-rate notes due August 2014.

In February 2004, we issued $250 million of 3.8% fixed-rate notes due February 2009 and $250 million of 4.8% fixed-rate notes due February 2014. We used the proceeds from the February 2004 borrowings to finance a majority of the cash portion of the MAMSI purchase price as described above.

In December and March 2003, we issued $500 million of four-year, fixed-rate notes and $450 million of 10-year, fixed-rate notes with interest rates of 3.3% and 4.9%, respectively. We used the proceeds from the 2003 borrowings to repay commercial paper and maturing term debt, and for general corporate purposes including working capital, capital expenditures, business acquisitions and share repurchases.

We entered into interest rate swap agreements to convert our interest exposure on a majority of these 2003 and 2004 borrowings from a fixed to a variable rate. The interest rate swap agreements on these borrowings have aggregate notional amounts of $2.9 billion. At December 31, 2004, the rate used to accrue interest expense on these agreements ranged from 2.3% to 3.3%. The differential between the fixed and variable rates to be paid or received is accrued and recognized over the life of the agreements as an adjustment to interest expense in the Consolidated Statements of Operations.

In June 2004, we executed a $1.0 billion five-year revolving credit facility to support our commercial paper program. This credit facility replaced our existing $450 million revolving facility that was set to expire in July 2005, and our $450 million, 364-day facility that was set to expire in July 2004. As of December 31, 2004, we had no amounts outstanding under this credit facility. Commercial paper increased from $79 million at December 31, 2003, to $273 million at December 31, 2004.

Our debt arrangements and credit facility contain various covenants, the most restrictive of which require us to maintain a debt-to-total-capital ratio (calculated as the sum of commercial paper and debt divided by the sum of commercial paper, debt and shareholders’ equity) below 45% and to exceed specified minimum interest coverage levels. We are in compliance with the requirements of all debt covenants.

Our senior debt is rated “A” by Standard & Poor’s (S&P) and Fitch, and “A3” with a positive outlook by Moody’s. Our commercial paper is rated “A-1” by S&P, “F-1” by Fitch, and “P-2” with a positive outlook by Moody’s. Consistent with our intention of maintaining our senior debt ratings in the “A” range, we intend to maintain our debt-to-total-capital ratio at approximately 30% or less. A significant downgrade in our debt or commercial paper ratings could adversely affect our borrowing capacity and costs.

Under our board of directors’ authorization, we maintain a common stock repurchase program. Repurchases may be made from time to time at prevailing prices, subject to certain restrictions on volume, pricing and timing. During 2004, we repurchased 51.4 million shares at an average price of approximately $68 per share and an aggregate cost of approximately $3.5 billion. As of December 31, 2004, we had board of directors’ authorization to purchase up to an additional 54.6 million shares of our common stock. Our common stock repurchase program is discretionary as we are under no obligation to repurchase shares. We repurchase shares because we believe it is a prudent use of capital. A decision by the company to discontinue share repurchases would significantly increase our liquidity and financial flexibility.

Under our S-3 shelf registration statement (for common stock, preferred stock, debt securities and other securities), the remaining issuing capacity of all covered securities is $500 million. We intend to file a new S-3 shelf registration statement during the first half of 2005 to increase our remaining issuing capacity. We may publicly offer securities from time to time at prices and terms to be determined at the time of offering. Under our S-4 acquisition shelf registration statement, we have remaining issuing capacity of 24.3 million shares of our common stock in connection with acquisition activities. We filed separate S-4 registration statements for the 36.4 million shares issued in connection with the February 2004 acquisition of MAMSI and for the 52.2 million shares issued in connection with the July 2004 acquisition of Oxford described previously.

Contractual Obligations, Off-Balance Sheet Arrangements And Commitments

The following table summarizes future obligations due by period as of December 31, 2004, under our various contractual obligations, off-balance sheet arrangements and commitments (in millions):

	2005	2006 to 2007	2008 to 2009	Thereafter	Total
Debt and Commercial Paper[1]	$673	$950	$1,200	$1,200	$4,023
Operating Leases	126	222	140	149	637
Purchase Obligations[2]	103	69	12	—	184
Future Policy Benefits[3]	107	272	224	1,173	1,776
Other Long-Term Obligations[4]	—	—	58	212	270

Total Contractual Obligations	$1,009	$1,513	$1,634	$2,734	$6,890

1	Debt payments could be accelerated upon violation of debt covenants. We believe the likelihood of a debt covenant violation is remote.
2	Minimum commitments under existing purchase obligations for goods and services.
3	Estimated payments required under life and annuity contracts.
4	Includes obligations associated with certain employee benefit programs and minority interest purchase commitments.

Currently, we do not have any other material contractual obligations, off-balance sheet arrangements or commitments that require cash resources; however, we continually evaluate opportunities to expand our operations. This includes internal development of new products, programs and technology applications, and may include acquisitions.

AARP

In January 1998, we entered into a 10-year contract to provide health insurance products and services to members of AARP. These products and services are provided to supplement benefits covered under traditional Medicare. Under the terms of the contract, we are compensated for transaction processing and other services as well as for assuming underwriting risk. We are also engaged in product development activities to complement the insurance offerings under this program. Premium revenues from our portion of the AARP insurance offerings were approximately $4.5 billion in 2004, $4.1 billion in 2003 and $3.7 billion in 2002.

The underwriting gains or losses related to the AARP business are directly recorded as an increase or decrease to a rate stabilization fund (RSF). The primary components of the underwriting results are premium revenue, medical costs, investment income, administrative expenses, member services expenses, marketing expenses and premium taxes. Underwriting gains and losses are recorded as an increase or decrease to the RSF and accrue to the overall benefit of the AARP policyholders, unless cumulative net losses were to exceed the balance in the RSF. To the extent underwriting losses exceed the balance in the RSF, we would have to fund the deficit. Any deficit we fund could be recovered by underwriting gains in future periods of the contract. To date, we have not been required to fund any underwriting deficits. As further described in Note 11 to the consolidated financial statements, the RSF balance is reported in Other Policy Liabilities in the accompanying Consolidated Balance Sheets. We believe the RSF balance is sufficient to cover potential future underwriting or other risks associated with the contract.

Regulatory Capital and Dividend Restrictions

We conduct a significant portion of our operations through companies that are subject to standards established by the National Association of Insurance Commissioners (NAIC). These standards, among other things, require these subsidiaries to maintain specified levels of statutory capital, as defined by each state, and restrict the timing and amount of dividends and other distributions that may be paid to their parent companies. Generally, the amount of dividend distributions that may be paid by a regulated subsidiary, without prior approval by state regulatory authorities, is limited based on the entity’s level of statutory net income and statutory capital and surplus. The agencies that assess our creditworthiness also consider capital adequacy levels when establishing our debt ratings. Consistent with our intent to maintain our senior debt ratings in the “A” range, we maintain an aggregate statutory capital level for our regulated subsidiaries that is significantly higher than the minimum level regulators require. As of December 31, 2004, our regulated subsidiaries had aggregate statutory capital of approximately $4.1 billion, which is significantly more than the aggregate minimum regulatory requirements.

Critical Accounting Policies and Estimates

Critical accounting policies are those policies that require management to make the most challenging, subjective or complex judgments, often because they must estimate the effects of matters that are inherently uncertain and may change in subsequent periods. Critical accounting policies involve judgments and uncertainties that are sufficiently sensitive to result in materially different results under different assumptions and conditions. We believe our most critical accounting policies are those described below. For a detailed discussion of these and other accounting policies, see Note 2 to the consolidated financial statements.

Medical Costs

Each reporting period, we estimate our obligations for medical care services that have been rendered on behalf of insured consumers but for which claims have either not yet been received or processed, and for liabilities for physician, hospital and other medical cost disputes. We develop estimates for medical care services incurred but not reported using an actuarial process that is consistently applied, centrally controlled and automated. The actuarial models consider factors such as time from date of service to claim receipt, claim backlogs, seasonal variances in medical care consumption, provider contract rate changes, medical care utilization and other medical cost trends, membership volume and demographics, benefit plan changes, and business mix changes related to products, customers and geography. Depending on the health care provider and type of service, the typical billing lag for services can range from two to 90 days from the date of service. Substantially all claims related to medical care services are known and settled within nine to 12 months from the date of service. We estimate liabilities for physician, hospital and other medical cost disputes based upon an analysis of potential outcomes, assuming a combination of litigation and settlement strategies.

Each period, we re-examine previously established medical costs payable estimates based on actual claim submissions and other changes in facts and circumstances. As the liability estimates recorded in prior periods become more exact, we increase or decrease the amount of the estimates, and include the changes in estimates in medical costs in the period in which the change is identified. In every reporting period, our operating results include the effects of more completely developed medical costs payable estimates associated with previously reported periods. If the revised estimate of prior period medical costs is less than the previous estimate, we will decrease reported medical costs in the current period (favorable development). If the revised estimate of prior period medical costs is more than the previous estimate, we will increase reported medical costs in the current period (unfavorable development). Historically, the net impact of estimate developments has represented less than one-half of 1% of annual medical costs, less than 4% of annual earnings from operations and less than 3% of medical costs payable.

In order to evaluate the impact of changes in medical cost estimates for any particular discrete period, one should consider both the amount of development recorded in the current period pertaining to prior periods and the amount of development recorded in subsequent periods pertaining to the current period. The accompanying table provides a summary of the net impact of favorable development on medical costs and earnings from operations (in millions).

	Favorable Development	Net Impact on Medical Costs(a)		Medical Costs			Earnings from Operations
				As Reported	As Adjusted(b)		As Reported	As Adjusted(b)
2001	$30		$(40)	$17,644	$17,604		$1,566	$1,606
2002	$70		$(80)	$18,192	$18,112		$2,186	$2,266
2003	$150		$(60)	$20,714	$20,654		$2,935	$2,995
2004	$210		(c)	$27,000	(c	)	$4,101	(c	)

(a)	The amount of favorable development recorded in the current year pertaining to the prior year less the amount of favorable development recorded in the subsequent year pertaining to the current year.
(b)	Represents reported amounts adjusted to reflect the net impact of medical cost development.
(c)	Not yet determinable as the amount of prior period development recorded in 2005 will change as our December 31, 2004 medical costs payable estimate develops throughout 2005.

Our estimate of medical costs payable represents management’s best estimate of the company’s liability for unpaid medical costs as of December 31, 2004, developed using consistently applied actuarial methods. Management believes the amount of medical costs payable is reasonable and adequate to cover the company’s liability for unpaid claims as of December 31, 2004; however, actual claim payments may differ from established estimates. Assuming a hypothetical 1% difference between our December 31, 2004 estimates of medical costs payable and actual costs payable, excluding the AARP business, 2004 earnings from operations would increase or decrease by $46 million and diluted net earnings per common share would increase or decrease by approximately $0.05 per share.

Long-Lived Assets

As of December 31, 2004, we had long-lived assets, including goodwill, other intangible assets, property, equipment and capitalized software, of $11.8 billion. We review our goodwill for impairment annually at the reporting unit level, and we review our remaining long-lived assets for impairment when events and changes in circumstances indicate we might not recover their carrying value. To determine the fair value of the respective assets and assess the recoverability of our long-lived assets, we must make assumptions about a wide variety of internal and external factors including estimated future utility and estimated future cash flows, which in turn are based on estimates of future revenues, expenses and operating margins. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets that could materially affect our results of operations and shareholders’ equity in the period in which the impairment occurs.

Investments

As of December 31, 2004, we had approximately $8.3 billion of investments, primarily held in marketable debt securities. Our investments are principally classified as available for sale and are recorded at fair value. We exclude unrealized gains and losses on investments available for sale from earnings and report them together, net of income tax effects, as a separate component in shareholders’ equity. We continually monitor the difference between the cost and fair value of our investments. As of December 31, 2004, our investments had gross unrealized gains of $215 million and gross unrealized losses of $11 million. If any of our investments experience a decline in fair value that is determined to be other than temporary, based on analysis of relevant factors, we record a realized loss in our Consolidated Statements of Operations. Management judgment is involved in evaluating whether a decline in an investment’s fair value is other than temporary. New information and the passage of time can change these judgments. We revise impairment judgments when new information becomes known and record any resulting impairment charges at that time. We manage our investment portfolio to limit our exposure to any one issuer or industry and largely limit our investments to U.S. Government and Agency securities, state and municipal securities, and corporate debt obligations that are investment grade.

Revenues

Revenues are principally derived from health care insurance premiums. We recognize premium revenues in the period eligible individuals are entitled to receive health care services. Customers are typically billed monthly at a contracted rate per eligible person multiplied by the total number of people eligible to receive services, as recorded in our records. Employer groups generally provide us with changes to their eligible population one month in arrears. Each billing includes an adjustment for prior month changes in eligibility status that were not reflected in our previous billing. We estimate and adjust the current period’s revenues and accounts receivable accordingly. Our estimates are based on historical trends, premiums billed, the level of contract renewal activity and other relevant information. We revise estimates of revenue adjustments each period, and record changes in the period they become known.

Contingent Liabilities

Because of the nature of our businesses, we are routinely involved in various disputes, legal proceedings and governmental audits and investigations. We record liabilities for our estimates of the probable costs resulting from these matters. Our estimates are developed in consultation with outside legal counsel and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies and considering our insurance coverages, if any, for such matters. We do not believe any matters currently threatened or pending will have a material adverse effect on our consolidated financial position or results of operations. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in our estimates or assumptions.

Inflation

The current national health care cost inflation rate significantly exceeds the general inflation rate. We use various strategies to lessen the effects of health care cost inflation. These include setting commercial premiums based on anticipated health care costs and coordinating care with physicians and other health care providers. Through contracts with physicians and other health care providers, we emphasize preventive health care, appropriate use of health care services consistent with clinical performance standards, education and closing gaps in care.

We believe our strategies to mitigate the impact of health care cost inflation on our operating results have been and will continue to be successful. However, other factors including competitive pressures, new health care and pharmaceutical product introductions, demands from physicians and other health care providers and consumers, major epidemics, and applicable regulations may affect our ability to control the impact of health care cost inflation. Because of the narrow operating margins of our risk-based products, changes in medical cost trends that were not anticipated in establishing premium rates can create significant changes in our financial results.

Legal Matters

Because of the nature of our businesses, we are routinely made party to a variety of legal actions related to the design, management and offerings of our services. We record liabilities for our estimates of probable costs resulting from these matters. These matters include, but are not limited to, claims relating to health care benefits coverage, medical malpractice actions, contract disputes and claims related to disclosure of certain business practices. Following the events of September 11, 2001, the cost of business insurance coverage increased significantly. As a result, we have increased the amount of risk that we self-insure, particularly with respect to matters incidental to our business.

In Re: Managed Care Litigation: MDL No. 1334. Beginning in 1999, a series of class action lawsuits were filed against us and virtually all major entities in the health benefits business. In December 2000, a multidistrict litigation panel consolidated several litigation cases involving UnitedHealth Group and our affiliates in the

Southern District Court of Florida, Miami division. Generally, the health care provider plaintiffs allege violations of ERISA and RICO in connection with alleged undisclosed policies intended to maximize profits. Other allegations include breach of state prompt payment laws and breach of contract claims for failure to timely reimburse providers for medical services rendered. The consolidated suits seek injunctive, compensatory and equitable relief as well as restitution, costs, fees and interest payments. The trial court granted the health care providers’ motion for class certification and that order was reviewed by the Eleventh Circuit Court of Appeals. The Eleventh Circuit affirmed the class action status of the RICO claims, but reversed as to the breach of contract, unjust enrichment and prompt payment claims. Through a series of motions and appeals, all direct claims against UnitedHealthcare have been compelled to arbitration. The trial court has denied UnitedHealthcare’s further motion to compel the secondary RICO claims to arbitration and the Eleventh Circuit affirmed that order. A trial date has been set for September 2005. The trial court has ordered that the trial be bifurcated into separate liability and damage proceedings.

The American Medical Association et al. v. Metropolitan Life Insurance Company, United HealthCare Services. Inc. and UnitedHealth Group. On March 15, 2000, the American Medical Association filed a lawsuit against the company in the Supreme Court of the State of New York, County of New York. On April 13, 2000, we removed this case to the United States District Court for the Southern District of New York. The suit alleges causes of action based on ERISA, as well as breach of contract and the implied covenant of good faith and fair dealing, deceptive acts and practices, and trade libel in connection with the calculation of reasonable and customary reimbursement rates for non-network providers. The suit seeks declaratory, injunctive and compensatory relief as well as costs, fees and interest payments. An amended complaint was filed on August 25, 2000, which alleged two classes of plaintiffs, an ERISA class and a non-ERISA class. After the Court dismissed certain ERISA claims and the claims brought by the American Medical Association, a third amended complaint was filed. On October 25, 2002, the court granted in part and denied in part our motion to dismiss the third amended complaint. On May 21, 2003, we filed a counterclaim complaint in this matter alleging antitrust violations against the American Medical Association and asserting claims based on improper billing practices against an individual provider plaintiff. On May 26, 2004, we filed a motion for partial summary judgment seeking the dismissal of certain claims and parties based, in part, due to lack of standing. On July 16, 2004, plaintiffs filed a motion for leave to file an amended complaint, seeking to assert RICO violations.

Although the results of pending litigation are always uncertain, we do not believe the results of any such actions currently threatened or pending, including those described above, will, individually or in aggregate, have a material adverse effect on our consolidated financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risks

Market risk represents the risk of changes in the fair value of a financial instrument caused by changes in interest rates or equity prices. The company’s primary market risk is exposure to changes in interest rates that could impact the fair value of our investments and long-term debt.

Approximately $12.0 billion of our cash equivalents and investments at December 31, 2004 were debt securities. Assuming a hypothetical and immediate 1% increase or decrease in interest rates applicable to our fixed-income investment portfolio at December 31, 2004, the fair value of our fixed-income investments would decrease or increase by approximately $355 million. We manage our investment portfolio to limit our exposure to any one issuer or industry and largely limit our investments to U.S. Government and Agency securities, state and municipal securities, and corporate debt obligations that are investment grade.

To mitigate the financial impact of changes in interest rates, we have entered into interest rate swap agreements to more closely match the interest rates of our long-term debt with those of our cash equivalents and short-term investments. Including the impact of our interest rate swap agreements, approximately $3.2 billion of our commercial paper and debt had variable rates of interest and $825 million had fixed rates as of December 31, 2004. A hypothetical 1% increase or decrease in interest rates would not be material to the fair value of our commercial paper and debt.

At December 31, 2004, we had $207 million of equity investments, primarily held by our UnitedHealth Capital business in various public and non-public companies concentrated in the areas of health care delivery and related information technologies. Market conditions that affect the value of health care or technology stocks will likewise impact the value of our equity portfolio.

Concentrations of Credit Risk

Investments in financial instruments such as marketable securities and accounts receivable may subject UnitedHealth Group to concentrations of credit risk. Our investments in marketable securities are managed under an investment policy authorized by our board of directors. This policy limits the amounts that may be invested in any one issuer and generally limits our investments to U.S. Government and Agency securities, state and municipal securities and corporate debt obligations that are investment grade. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of employer groups that constitute our customer base. As of December 31, 2004, there were no significant concentrations of credit risk.

Cautionary Statements

The statements contained in this Annual Report on Form 10-K include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the “PSLRA”). When used in this Annual Report on Form 10-K and in future filings by us with the Securities and Exchange Commission, in our news releases, presentations to securities analysts or investors, and in oral statements made by or with the approval of one of our executive officers, the words or phrases “believes,” “anticipates,” “expects,” “plans,” “seeks,” “intends,” “will likely result,” “estimates,” “projects” or similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve risks and uncertainties that may cause our actual results to differ materially from the results discussed in the forward-looking statements.

The following discussion contains certain cautionary statements regarding our business that investors and others should consider. This discussion is intended to take advantage of the “safe harbor” provisions of the PSLRA. Except to the extent otherwise required by federal securities laws, we do not undertake to address or update forward-looking statements in future filings or communications regarding our business or operating results, and do not undertake to address how any of these factors may have caused results to differ from discussions or information contained in previous filings or communications. In addition, any of the matters discussed below may have affected past, as well as current, forward-looking statements about future results. Any or all forward-looking statements in this Form 10-K and in any other public filings or statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors discussed below will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially from expectations expressed in our prior communications.

We must effectively manage our health care costs.

Under our risk-based product arrangements, we assume the risk of both medical and administrative costs for our customers in return for monthly premiums. Premium revenues from risk-based products (excluding AARP) have typically comprised approximately 75% to 80% of our total consolidated revenues. We generally use approximately 80% to 85% of our premium revenues to pay the costs of health care services delivered to our customers. The profitability of our risk-based products depends in large part on our ability to accurately predict, price for, and effectively manage health care costs. Total health care costs are affected by the number of individual services rendered and the cost of each service. Our premium revenue is typically fixed in price for a 12-month period and is generally priced one to four months before contract commencement. Services are delivered and related costs are incurred when the contract commences. Although we base the premiums we charge on our estimate of future health care costs over the fixed premium period, inflation, regulations and other factors may cause actual costs to exceed what was estimated and reflected in premiums. These factors may include increased use of services, increased cost of individual services, catastrophes, epidemics, the introduction of new or costly treatments and technology, new mandated benefits or other regulatory changes, insured population characteristics and seasonal changes in the level of health care use. As a measure of the impact of medical cost on our financial results, relatively small differences between predicted and actual medical costs as a percentage of premium revenues can result in significant changes in our financial results. If medical costs increased by 1 percent without a proportional change in related revenues for UnitedHealthcare’s commercial insured products, our annual net earnings for 2004 would have been reduced by approximately $105 million. In addition, the financial results we report for any particular period include estimates of costs that have been incurred for which we have not received the underlying claims or for which we have received the claims but not yet processed them. If these estimates prove too high or too low, the effect of the change in estimate will be included in future results. That change can be either positive or negative to our results.

We face competition in many of our markets and customers have flexibility in moving between competitors.

Our businesses compete throughout the United States and face competition in all of the geographic markets in which they operate. For our Uniprise and Health Care Services segments, competitors include Aetna Inc., Cigna Corporation, Coventry Health Care, Inc., Humana Inc., PacifiCare Health Systems, Inc., WellChoice, Inc., and WellPoint, Inc., numerous for-profit and not-for-profit organizations operating under licenses from the Blue Cross Blue Shield Association and other enterprises concentrated in more limited geographic areas. Our Specialized Care Services and Ingenix segments also compete with a number of businesses. The addition of new competitors for at least the short-term can occur relatively easily, and customers enjoy significant flexibility in moving between competitors. In particular markets, competitors may have capabilities that give them a competitive advantage. Greater market share, established reputation, superior supplier arrangements, existing business relationships, and other factors all can provide a competitive advantage to our businesses or to their competitors. In addition, significant merger and acquisition activity has occurred in the industries in which we operate, both as to our competitors and suppliers in these industries. Consolidation may make it more difficult for us to retain or increase customers, to improve the terms on which we do business with our suppliers, or to maintain or advance profitability.

Our relationship with AARP is important

Under our 10-year contract with AARP, which commenced in 1998, we provide Medicare supplement and hospital indemnity health insurance and other products to AARP members. As of December 31, 2004, our portion of AARP’s insurance program represented approximately $4.5 billion in annual net premium revenue from approximately 3.8 million AARP members. The AARP contract may be terminated early by us or AARP under certain circumstances, including a material breach by either party, insolvency of either party, a material adverse change in the financial condition of either party, and by mutual agreement. The success of our AARP arrangement depends, in part, on our ability to service AARP and its members, develop additional products and services, price the products and services competitively, and respond effectively to federal and state regulatory changes.

The favorable and unfavorable effects of changes in Medicare are uncertain.

The Medicare changes being implemented as a result of the Medicare Modernization Act of 2003 are complex and wide-ranging. There are numerous changes that will influence our business. We have invested considerable resources analyzing how to best address uncertainties and risks associated with the changes that may arise. In January 2005, the Centers for Medicare and Medicaid Services released detailed regulations on major aspects of the legislation, however, some important requirements related to the implementation of the new product offerings, including the Part D prescription drug benefit and the regional Medicare Advantage Preferred Provider Organizations, have not yet been released by the federal government, thus creating challenges for planning and implementation. We believe the increased funding provided in the legislation will increase the number of competitors in the seniors health services market.

Our business is subject to government scrutiny, and we must respond quickly and appropriately to changes in government regulations.

Our business is regulated at the federal, state, local and international levels. The laws and rules governing our business and interpretations of those laws and rules are subject to frequent change. Broad latitude is given to the agencies administering those regulations. Existing or future laws and rules could force us to change how we do business, restrict revenue and enrollment growth, increase our health care and administrative costs and capital requirements, and increase our liability in federal and state courts for coverage determinations, contract interpretation and other actions. We must obtain and maintain regulatory approvals to market many of our products, to increase prices for certain regulated products and to consummate our acquisitions and dispositions. Delays in obtaining or our failure to obtain or maintain these approvals could reduce our revenue or increase our costs.

We participate in federal, state and local government health care coverage programs. These programs generally are subject to frequent change, including changes that may reduce the number of persons enrolled or eligible, reduce the amount of reimbursement or payment levels, or increase our administrative or health care costs under such programs. Such changes have adversely affected our financial results and willingness to participate in such programs in the past, and may do so in the future.

State legislatures and Congress continue to focus on health care issues. Legislative and regulatory proposals at state and federal levels may affect certain aspects of our business, including contracting with physicians, hospitals and other health care professionals; physician reimbursement methods and payment rates; coverage determinations; claim payments and processing; drug utilization and patient safety efforts; use and maintenance of individually identifiable health information; medical malpractice litigation; and government-sponsored programs. We cannot predict if any of these initiatives will ultimately become binding law or regulation, or, if enacted, what their terms will be, but their enactment could increase our costs, expose us to expanded liability, require us to revise the ways in which we conduct business or put us at risk for loss of business.

We typically have and are currently involved in various governmental investigations, audits and reviews. These include routine, regular and special investigations, audits and reviews by CMS, state insurance and health and welfare departments and state attorneys general, the Office of the Inspector General, the Office of Personnel Management, the Office of Civil Rights, the Department of Justice and U.S. attorneys. Such government actions can result in assessment of damages, civil or criminal fines or penalties, or other sanctions, including loss of licensure or exclusion from participation in government programs.

Important relationships with physicians, hospitals and other health care providers.

We contract with physicians, hospitals, pharmaceutical benefit service providers, pharmaceutical manufacturers, and other health care providers for competitive prices. Our results of operations and prospects are substantially dependent on our continued ability to maintain these competitive prices. A number of organizations are advocating for legislation that would exempt certain of these physicians and health care professionals from federal and state antitrust laws. In any particular market, these physicians and health care professionals could refuse to contract, demand higher payments, or take other actions that could result in higher health care costs, less desirable products for customers or difficulty meeting regulatory or accreditation requirements. In some markets, certain health care providers, particularly hospitals, physician/hospital organizations or multi-specialty physician groups, may have significant market positions or near monopolies that could result in diminished bargaining power on our part.

The nature of our business exposes us to litigation risks, and our insurance coverage may not be sufficient to cover some of the costs associated with litigation.

Periodically, we become a party to the types of legal actions that can affect any business, such as employment and employment discrimination-related suits, employee benefit claims, breach of contract actions, tort claims, shareholder suits, and intellectual property-related litigation. In addition, because of the nature of our business, we are routinely made party to a variety of legal actions related to the design, management and offerings of our services. These matters include, but are not limited to, claims related to health care benefits coverage, medical malpractice actions, contract disputes and claims related to disclosure of certain business practices. In 1999, a number of class action lawsuits were filed against us and virtually all major entities in the health benefits business. The suits are purported class actions on behalf of physicians for alleged breaches of federal statutes, including the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Racketeer Influenced Corrupt Organization Act (“RICO”). In March 2000, the American Medical Association filed a lawsuit against us in connection with the calculation of reasonable and customary reimbursement rates for non-network providers. Although the expenses which we have incurred to date in defending the 1999 class action lawsuits and the American Medical Association lawsuit have not been material to our business, we will continue to incur expenses in the defense of these lawsuits and other matters, even if they are without merit.

Following the events of September 11, 2001, the cost of business insurance coverage has increased significantly. As a result, we have increased the amount of risk that we self-insure, particularly with respect to matters incidental to our business. We believe that we are adequately insured for claims in excess of our self-insurance; however, certain types of damages, such as punitive damages, are not covered by insurance. We record liabilities for our estimates of the probable costs resulting from self-insured matters. Although we believe the liabilities established for these risks are adequate, it is possible that the level of actual losses may exceed the liabilities recorded.

Our businesses depend on effective information systems and the integrity of the data in our information systems.

Our ability to adequately price our products and services, provide effective and efficient service to our customers, and to accurately report our financial results depends on the integrity of the data in our information systems. As a result of our acquisition activities, we have acquired additional systems. We have been taking steps to reduce the number of systems we operate and have upgraded and expanded our information systems capabilities. If the information we rely upon to run our businesses was found to be inaccurate or unreliable or if we fail to maintain effectively our information systems and data integrity, we could lose existing customers, have difficulty attracting new customers, have problems in determining medical cost estimates and establishing appropriate pricing, have customer and physician and other health care provider disputes, have regulatory problems, have increases in operating expenses or suffer other adverse consequences.

We use or employ independent third parties, such as International Business Machines Corporation (IBM), with whom we have entered into agreements, for significant portions of our data center operations. Even though we have appropriate provisions in our agreements, including provisions with respect to specific performance standards, covenants, warranties, audit rights, indemnification, and other provisions, our dependence on these third parties makes our operations vulnerable to their failure to perform adequately under the contracts, due to internal or external factors. Although there are a limited number of service organizations with the size, scale and capabilities to effectively provide certain of these services, we believe that other organizations could provide similar services on comparable terms. A change in service providers, however, could result in a decline in service quality and effectiveness or less favorable contract terms.

We have intangible assets, whose values may become impaired.

Due largely to our recent acquisitions, goodwill and other intangible assets represent a substantial portion of our assets. Goodwill and other intangible assets were approximately $10.7 billion as of December 31, 2004, representing approximately 38% of our total assets. If we make additional acquisitions, it is likely that we will record additional intangible assets on our books. We periodically evaluate our goodwill and other intangible assets to determine whether all or a portion of their carrying values may no longer be recoverable, in which case a charge to earnings may be necessary. Any future evaluations requiring an asset impairment of our goodwill and other intangible assets could materially affect our results of operations and shareholders’ equity in the period in which the impairment occurs. A material decrease in shareholders’ equity could, in turn, negatively impact our debt ratings or potentially impact our compliance with existing debt covenants.

We must comply with emerging restrictions on patient privacy and information security, including taking steps to ensure compliance by our business associates who obtain access to sensitive patient information when providing services to us.

The use of individually identifiable data by our businesses is regulated at the international, federal and state levels. These laws and rules are changed frequently by legislation or administrative interpretation. Various state laws address the use and disclosure of individually identifiable health data. Most are derived from the privacy and security provisions in the federal Gramm-Leach-Bliley Act and HIPAA. HIPAA also imposes guidelines on our business associates (as this term is defined in the HIPAA regulations). Even though we provide for appropriate protections through our contracts with our business associates, we still have limited control over their actions and practices. Compliance with these proposals, requirements, and new regulations may result in cost increases due to necessary systems changes, the development of new administrative processes, and the effects of potential noncompliance by our business associates. They also may impose further restrictions on our use of patient identifiable data that is housed in one or more of our administrative databases.

Our knowledge and information-related businesses depend on our ability to maintain proprietary rights to our databases and related products.

We rely on our agreements with customers, confidentiality agreements with employees, and our trade secrets, copyrights and patents to protect our proprietary rights. These legal protections and precautions may not prevent misappropriation of our proprietary information. In addition, substantial litigation regarding intellectual property rights exists in the software industry, and we expect software products to be increasingly subject to third-party infringement claims as the number of products and competitors in this industry segment grows. Such litigation and misappropriation of our proprietary information could hinder our ability to market and sell products and services.

The effects of the war on terror and future terrorist attacks could impact the health care industry.

The terrorist attacks launched on September 11, 2001, the war on terrorism, the threat of future acts of terrorism and the related concerns of customers and providers have negatively affected, and may continue to negatively affect, the U.S. economy in general and our industry specifically. Depending on the government’s actions and the responsiveness of public health agencies and insurance companies, future acts of terrorism and bio-terrorism could lead to, among other things, increased use of health care services including, without limitation, hospital and physician services; loss of membership in health benefit programs we administer as a result of lay-offs or other reductions of employment; adverse effects upon the financial condition or business of employers who sponsor health care coverage for their employees; disruption of our information and payment systems; increased health care costs due to restrictions on our ability to carve out certain categories of risk, such as acts of terrorism; and disruption of the financial and insurance markets in general.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information called for by this Item is incorporated herein by reference to Item 7 of this report under the heading “Quantitative and Qualitative Disclosures about Market Risk.”

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Consolidated Statements of Operations

	For the Year Ended December 31,
(in millions, except per share data)	2004	2003	2002
Revenues
Premiums	$33,495	$25,448	$21,906
Services	3,335	3,118	2,894
Investment and Other Income	388	257	220

Total Revenues	37,218	28,823	25,020

Medical and Operating Costs
Medical Costs	27,000	20,714	18,192
Operating Costs	5,743	4,875	4,387
Depreciation and Amortization	374	299	255

Total Medical and Operating Costs	33,117	25,888	22,834

Earnings From Operations	4,101	2,935	2,186
Interest Expense	(128)	(95)	(90)

Earnings Before Income Taxes	3,973	2,840	2,096
Provision for Income Taxes	(1,386)	(1,015)	(744)

Net Earnings	$2,587	$1,825	$1,352

Basic Net Earnings per Common Share	$4.13	$3.10	$2.23

Diluted Net Earnings per Common Share	$3.94	$2.96	$2.13

Basic Weighted-Average Number of Common Shares Outstanding	626	589	607
Dilutive Effect of Outstanding Stock Options	30	28	29

Diluted Weighted-Average Number of Common Shares Outstanding	656	617	636

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

	As of December 31,
(in millions, except per share data)	2004	2003
Assets
Current Assets
Cash and Cash Equivalents	$3,991	$2,262
Short-Term Investments	514	486
Accounts Receivable, net of allowances of $101 and $88	906	745
Assets Under Management	1,930	2,019
Deferred Income Taxes	353	269
Other Current Assets	547	339

Total Current Assets	8,241	6,120
Long-Term Investments	7,748	6,729
Property, Equipment, and Capitalized Software, net of accumulated depreciation and amortization of $660 and $538	1,139	1,032
Goodwill	9,470	3,509
Other Intangible Assets, net of accumulated amortization of $103 and $43	1,205	180
Other Assets	76	64

Total Assets	$27,879	$17,634

Liabilities and Shareholders’ Equity
Current Liabilities
Medical Costs Payable	$5,540	$4,152
Accounts Payable and Accrued Liabilities	2,107	1,575
Other Policy Liabilities	1,933	2,117
Commercial Paper and Current Maturities of Long-Term Debt	673	229
Unearned Premiums	1,076	695

Total Current Liabilities	11,329	8,768
Long-Term Debt, less current maturities	3,350	1,750
Future Policy Benefits for Life and Annuity Contracts	1,669	1,517
Deferred Income Taxes and Other Liabilities	814	471
Commitments and Contingencies (Note 12)

Shareholders’ Equity
Common Stock, $0.01 par value - 1,500 shares authorized; 643 and 583 shares outstanding	6	6
Additional Paid-In Capital	3,095	58
Retained Earnings	7,484	4,915
Accumulated Other Comprehensive Income:
Net Unrealized Gains on Investments, net of tax effects	132	149

Total Shareholders’ Equity	10,717	5,128

Total Liabilities and Shareholders’ Equity	$27,879	$17,634

See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Shareholders’ Equity

	Common Stock		Additional Paid-in Capital	Retained Earnings	Net Unrealized Gains on Investments	Total Shareholders’ Equity	Comprehensive Income
(in millions)	Shares	Amount
Balance at December 31, 2001	617	$6	$36	$3,805	$44	$3,891
Issuances of Common Stock, and related tax benefits	26	—	905	—	—	905
Common Stock Repurchases	(44)	—	(771)	(1,044)	—	(1,815)
Comprehensive Income
Net Earnings	—	—	—	1,352	—	1,352	$1,352
Other Comprehensive Income Adjustments
Change in Net Unrealized Gains on Investments, net of tax effects	—	—	—	—	104	104	104

Comprehensive Income							$1,456

Common Stock Dividend	—	—	—	(9)	—	(9)

Balance at December 31, 2002	599	6	170	4,104	148	4,428
Issuances of Common Stock, and related tax benefits	17	—	490	—	—	490
Common Stock Repurchases	(33)	—	(602)	(1,005)	—	(1,607)
Comprehensive Income
Net Earnings	—	—	—	1,825	—	1,825	$1,825
Other Comprehensive Income Adjustments
Change in Net Unrealized Gains on Investments, net of tax effects	—	—	—	—	1	1	1

Comprehensive Income							$1,826

Common Stock Dividend	—	—	—	(9)	—	(9)

Balance at December 31, 2003	583	6	58	4,915	149	5,128
Issuances of Common Stock, and related tax benefits	111	1	6,482	—	—	6,483
Common Stock Repurchases	(51)	(1)	(3,445)	—	—	(3,446)
Comprehensive Income
Net Earnings	—	—	—	2,587	—	2,587	$2,587
Other Comprehensive Income Adjustments
Change in Net Unrealized Gains on Investments, net of tax effects	—	—	—	—	(17)	(17)	(17)

Comprehensive Income							$2,570

Common Stock Dividend	—	—	—	(18)	—	(18)

Balance at December 31, 2004	643	$6	$3,095	$7,484	$132	$10,717

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

	For the Year Ended December 31,
(in millions)	2004	2003	2002
Operating Activities
Net Earnings	$2,587	$1,825	$1,352
Noncash Items
Depreciation and Amortization	374	299	255
Deferred Income Taxes and Other	125	91	154
Net Change in Other Operating Items, net of effects from acquisitions, and changes in AARP balances
Accounts Receivable and Other Current Assets	(30)	(46)	83
Medical Costs Payable	322	276	74
Accounts Payable and Accrued Liabilities	586	460	423
Other Policy Liabilities	37	87	70
Unearned Premiums	134	11	12

Cash Flows From Operating Activities	4,135	3,003	2,423

Investing Activities
Cash Paid for Acquisitions, net of cash assumed and other effects	(2,225)	(590)	(302)
Purchases of Property, Equipment and Capitalized Software	(350)	(352)	(419)
Purchases of Investments	(3,190)	(2,583)	(3,246)
Maturities and Sales of Investments	4,121	2,780	2,576

Cash Flows Used For Investing Activities	(1,644)	(745)	(1,391)

Financing Activities
Proceeds from (Payments of) Commercial Paper, net	194	(382)	(223)
Proceeds from Issuance of Long-Term Debt	2,000	950	400
Payments for Retirement of Long-Term Debt	(150)	(350)	—
Common Stock Repurchases	(3,446)	(1,607)	(1,815)
Proceeds from Common Stock Issuances	583	268	205
Dividends Paid	(18)	(9)	(9)
Other	75	4	—

Cash Flows Used For Financing Activities	(762)	(1,126)	(1,442)

Increase (Decrease) in Cash and Cash Equivalents	1,729	1,132	(410)
Cash and Cash Equivalents, Beginning of Period	2,262	1,130	1,540

Cash and Cash Equivalents, End of Period	$3,991	$2,262	$1,130

Supplemental Schedule of Noncash Investing and Financing Activities
Common Stock Issued for Acquisitions	$5,557	$—	$567

See Notes to Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

1. Description of Business

UnitedHealth Group Incorporated (also referred to as “UnitedHealth Group,” “the company,” “we,” “us,” and “our”) is a diversified health and well-being company dedicated to making health care work better. Through strategically aligned, market-defined businesses, we design products, provide services and apply technologies that improve access to health and well-being services, simplify the health care experience, promote quality and make health care more affordable.

2. Summary of Significant Accounting Policies

Basis of Presentation

We have prepared the consolidated financial statements according to accounting principles generally accepted in the United States of America and have included the accounts of UnitedHealth Group and its subsidiaries. We have eliminated all significant intercompany balances and transactions.

Use of Estimates

These consolidated financial statements include certain amounts that are based on our best estimates and judgments. These estimates require us to apply complex assumptions and judgments, often because we must make estimates about the effects of matters that are inherently uncertain and will change in subsequent periods. The most significant estimates relate to medical costs, medical costs payable, contingent liabilities, intangible asset valuations, asset impairments and revenues. We adjust these estimates each period, as more current information becomes available. The impact of any changes in estimates is included in the determination of earnings in the period in which the estimate is adjusted.

Revenues

Premium revenues are primarily derived from risk-based health insurance arrangements in which the premium is fixed, typically for a one-year period, and we assume the economic risk of funding our customers’ health care services and related administrative costs. We recognize premium revenues in the period in which eligible individuals are entitled to receive health care services. We record health care premium payments we receive from our customers in advance of the service period as unearned premiums.

Service revenues consist primarily of fees derived from services performed for customers that self-insure the medical costs of their employees and their dependents. Under service fee contracts, we recognize revenue in the period the related services are performed based upon the fee charged to the customer. The customers retain the risk of financing medical benefits for their employees and their employees’ dependents, and we administer the payment of customer funds to physicians and other health care providers from customer-funded bank accounts. Because we do not have the obligation for funding the medical expenses, nor do we have responsibility for delivering the medical care, we do not recognize gross revenue and medical costs for these contracts in our consolidated financial statements.

For both premium risk-based and fee-based customer arrangements, we provide coordination and facilitation of medical services; transaction processing; customer, consumer and care provider services; and access to contracted networks of physicians, hospitals and other health care professionals.

Medical Costs and Medical Costs Payable

Medical costs and medical costs payable include estimates of our obligations for medical care services that have been rendered on behalf of insured consumers but for which we have either not yet received or processed claims, and for liabilities for physician, hospital and other medical cost disputes. We develop estimates for

Notes to the Consolidated Financial Statements—(Continued)

medical costs incurred but not reported using an actuarial process that is consistently applied, centrally controlled and automated. The actuarial models consider factors such as time from date of service to claim receipt, claim backlogs, provider contract rate changes, medical care consumption and other medical cost trends. Each period, we re-examine previously established medical costs payable estimates based on actual claim submissions and other changes in facts and circumstances. As the liability estimates recorded in prior periods become more exact, we increase or decrease the amount of the estimates, and include the changes in estimates in medical costs in the period in which the change is identified. In every reporting period, our operating results include the effects of more completely developed medical costs payable estimates associated with previously reported periods.

Cash, Cash Equivalents and Investments

Cash and cash equivalents are highly liquid investments that generally have an original maturity of three months or less. The fair value of cash and cash equivalents approximates their carrying value because of the short maturity of the instruments. Investments with maturities of less than one year are classified as short-term. We may sell investments classified as long-term before their maturities to fund working capital or for other purposes. Because of regulatory requirements, certain investments are included in long-term investments regardless of their maturity date. We classify these investments as held to maturity and report them at amortized cost. All other investments are classified as available for sale and reported at fair value based on quoted market prices.

We exclude unrealized gains and losses on investments available for sale from earnings and report it, net of income tax effects, as a separate component of shareholders’ equity. We continually monitor the difference between the cost and estimated fair value of our investments. If any of our investments experiences a decline in value that is determined to be other than temporary, based on analysis of relevant factors, we record a realized loss in Investment and Other Income in our Consolidated Statements of Operations. To calculate realized gains and losses on the sale of investments, we use the specific cost or amortized cost of each investment sold.

Assets Under Management

We administer certain aspects of AARP’s insurance program (see Note 11). Pursuant to our agreement, AARP assets are managed separately from our general investment portfolio and are used to pay costs associated with the AARP program. These assets are invested at our discretion, within investment guidelines approved by AARP. We do not guarantee any rates of return on these investments and, upon transfer of the AARP contract to another entity, we would transfer cash equal in amount to the fair value of these investments at the date of transfer to that entity. Because the purpose of these assets is to fund the medical costs payable, the rate stabilization fund (RSF) liabilities and other related liabilities associated with the AARP contract, assets under management are classified as current assets, consistent with the classification of these liabilities. Interest earnings and realized investment gains and losses on these assets accrue to the overall benefit of the AARP policyholders through the RSF. As such, they are not included in our earnings.

Property, Equipment and Capitalized Software

Property, equipment and capitalized software is stated at cost, net of accumulated depreciation and amortization. Capitalized software consists of certain costs incurred in the development of internal-use software, including external direct costs of materials and services and payroll costs of employees devoted to specific software development.

We calculate depreciation and amortization using the straight-line method over the estimated useful lives of the assets. The useful lives for property, equipment and capitalized software are: from three to seven years for furniture, fixtures and equipment; from 35 to 40 years for buildings; the shorter of the useful life or remaining lease term for leasehold improvements; and from three to nine years for capitalized software. The

Notes to the Consolidated Financial Statements—(Continued)

weighted-average useful life of property, equipment and capitalized software at December 31, 2004, was approximately five years. The net book value of property and equipment was $543 million and $503 million as of December 31, 2004 and 2003, respectively. The net book value of capitalized software was $596 million and $529 million as of December 31, 2004 and 2003, respectively.

Goodwill and Other Intangible Assets

Goodwill represents the amount by which the purchase price and transaction costs of businesses we have acquired exceed the estimated fair value of the net tangible assets and separately identifiable intangible assets of these businesses. Goodwill and intangible assets with indefinite useful lives are not amortized, but are tested at least annually for impairment. Intangible assets with discrete useful lives are amortized on a straight-line basis over their estimated useful lives.

Long-Lived Assets

We review long-lived assets, including property, equipment, capitalized software and intangible assets, for events or changes in circumstances that would indicate we might not recover their carrying value. We consider many factors, including estimated future utility and cash flows associated with the assets, to make this decision. An impairment charge is recorded for the amount by which an asset’s carrying value exceeds its estimated fair value. We record assets held for sale at the lower of their carrying amount or fair value, less any costs for the final settlement.

Other Policy Liabilities

Other policy liabilities include the RSF associated with the AARP program (see Note 11), customer balances related to experience-rated insurance products and the current portion of future policy benefits for life insurance and annuity contracts. Customer balances represent excess customer payments and deposit accounts under experience-rated contracts. At the customer’s option, these balances may be refunded or used to pay future premiums or claims under eligible contracts.

Income Taxes

Deferred income tax assets and liabilities are recognized for the differences between the financial and income tax reporting bases of assets and liabilities based on enacted tax rates and laws. The deferred income tax provision or benefit generally reflects the net change in deferred income tax assets and liabilities during the year, excluding any deferred income tax assets and liabilities of acquired businesses. The current income tax provision reflects the tax consequences of revenues and expenses currently taxable or deductible on various income tax returns for the year reported.

Future Policy Benefits for Life and Annuity Contracts

Future policy benefits for life insurance and annuity contracts represents account balances that accrue to the benefit of the policyholders, excluding surrender charges, for universal life and investment annuity products.

Policy Acquisition Costs

For our health insurance contracts, costs related to the acquisition and renewal of customer contracts are charged to expense as incurred. Our health insurance contracts typically have a one-year term and may be cancelled upon 30 days notice by either the company or the customer.

Notes to the Consolidated Financial Statements—(Continued)

Stock-Based Compensation

We account for activity under our stock-based employee compensation plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” Accordingly, we do not recognize compensation expense in connection with employee stock option grants because we grant stock options at exercise prices not less than the fair value of our common stock on the date of grant.

The following table shows the effect on net earnings and earnings per share had we applied the fair value expense recognition provisions of Statement of Financial Accounting Standards (FAS) No. 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation.

	For the Year Ended December 31,
(in millions, except per share data)	2004	2003	2002
Net Earnings
As Reported	$2,587	$1,825	$1,352
Compensation Expense, net of tax effect	(132)	(122)	(101)

Pro Forma	$2,455	$1,703	$1,251

Basic Net Earnings Per Common Share
As Reported	$4.13	$3.10	$2.23
Pro Forma	$3.92	$2.89	$2.06
Diluted Net Earnings Per Common Share
As Reported	$3.94	$2.96	$2.13
Pro Forma	$3.74	$2.76	$1.97
Weighted-Average Fair Value Per Share of Options Granted	$19	$11	$14

Information on our stock-based compensation plans and data used to calculate compensation expense in the table above are described in more detail in Note 9.

Net Earnings Per Common Share

We compute basic net earnings per common share by dividing net earnings by the weighted-average number of common shares outstanding during the period. We determine diluted net earnings per common share using the weighted-average number of common shares outstanding during the period, adjusted for potentially dilutive shares that might be issued upon exercise of common stock options.

Derivative Financial Instruments

As part of our risk management strategy, we enter into interest rate swap agreements to manage our exposure to interest rate risk. The differential between fixed and variable rates to be paid or received is accrued and recognized over the life of the agreements as an adjustment to interest expense in the Consolidated Statements of Operations. Our existing interest rate swap agreements convert a portion of our interest rate exposure from a fixed to a variable rate and are accounted for as fair value hedges. Additional information on our existing interest rate swap agreements is included in Note 7.

Recently Issued Accounting Standards

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (FAS No. 123(R)), which amends FASB Statement Nos. 123 and 95. FAS No. 123(R)

Notes to the Consolidated Financial Statements—(Continued)

requires all companies to measure compensation expense for all share-based payments (including employee stock options) at fair value and recognize the expense over the related service period. Additionally, excess tax benefits, as defined in FAS No. 123(R), will be recognized as an addition to paid-in capital and will be reclassified from operating cash flows to financing cash flows in the Consolidated Statements of Cash Flows. FAS No. 123(R) will be effective for the third quarter of 2005. We are currently evaluating the effect that FAS No. 123(R) will have on our financial position, results of operations and operating cash flows. We have included information regarding the effect on net earnings and net earnings per common share had we applied the fair value expense recognition provisions of the original FAS No. 123 within the “Stock-Based Compensation” heading in this note.

In March 2004, the FASB issued EITF Issue No. 03-1 (“EITF 03-1”), “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.” EITF 03-1 includes new guidance for evaluating and recording impairment losses on certain debt and equity investments when the fair value of the investment security is less than its carrying value. In September 2004, the FASB delayed the effective date beyond 2004 for the measurement and recognition provisions until the issuance of additional implementation guidance. The delay does not suspend the requirement to recognize impairment losses as required by existing authoritative literature. We will evaluate the impact of this new accounting standard on our process for determining other-than-temporary impairments of applicable debt and equity securities upon final issuance.

3. Acquisitions

On July 29, 2004, our Health Care Services business segment acquired Oxford Health Plans, Inc. (Oxford). Oxford provides health care and benefit services for individuals and employers, principally in New York City, northern New Jersey and southern Connecticut. This merger strengthened our market position in this region and provided substantial distribution opportunities in this region for our other UnitedHealth Group businesses. Under the terms of the purchase agreement, Oxford shareholders received 0.6357 shares of UnitedHealth Group common stock and $16.17 in cash for each share of Oxford common stock they owned. Total consideration issued was approximately $5.0 billion, comprised of approximately 52.2 million shares of UnitedHealth Group common stock (valued at approximately $3.4 billion based upon the average of UnitedHealth Group’s share closing price for two days before, the day of and two days after the acquisition announcement date of April 26, 2004), approximately $1.3 billion in cash and UnitedHealth Group vested common stock options with an estimated fair value of $240 million issued in exchange for Oxford’s outstanding vested common stock options. The purchase price and costs associated with the acquisition exceeded the preliminary estimated fair value of the net tangible assets acquired by approximately $4.2 billion. Pending completion of an independent valuation analysis, we have preliminarily allocated the excess purchase price over the fair value of the net tangible assets acquired to finite-lived intangible assets of $735 million and associated deferred tax liabilities of $277 million, and goodwill of approximately $3.7 billion. The finite-lived intangible assets consist primarily of member lists and health care physician and hospital networks, with an estimated weighted-average useful life of 15 years. The acquired goodwill is not deductible for income tax purposes. Our preliminary estimate of the fair value of the tangible assets/(liabilities) as of the acquisition date, which is subject to further refinement, is as follows:

(in millions)
Cash, Cash Equivalents and Investments	$1,674
Accounts Receivable and Other Current Assets	165
Property, Equipment, Capitalized Software and Other Assets	37
Medical Costs Payable	(713)
Other Current Liabilities	(325)

Net Tangible Assets Acquired	$838

On February 10, 2004, our Health Care Services business segment acquired Mid Atlantic Medical Services, Inc. (MAMSI). MAMSI offers a broad range of health care coverage and related administrative services for

Notes to the Consolidated Financial Statements—(Continued)

individuals and employers in the mid-Atlantic region of the United States. This merger strengthened UnitedHealthcare’s market position in the mid-Atlantic region and provided substantial distribution opportunities for other UnitedHealth Group businesses in this region. Under the terms of the purchase agreement, MAMSI shareholders received 0.82 shares of UnitedHealth Group common stock and $18 in cash for each share of MAMSI common stock they owned. Total consideration issued was approximately $2.7 billion, comprised of 36.4 million shares of UnitedHealth Group common stock (valued at $1.9 billion based on the average of UnitedHealth Group’s share closing price for two days before, the day of and two days after the acquisition announcement date of October 27, 2003) and $800 million in cash. The purchase price and costs associated with the acquisition exceeded the estimated fair value of the net tangible assets acquired by approximately $2.1 billion. Based on management’s consideration of fair value, which included an independent valuation analysis, we have allocated the excess purchase price over the fair value of the net tangible assets acquired to finite-lived intangible assets of approximately $280 million and associated deferred tax liabilities of approximately $100 million, and goodwill of approximately $1.9 billion. The finite-lived intangible assets consist of member lists, health care physician and hospital networks, and trademarks, with an estimated weighted-average useful life of 17 years. The acquired goodwill is not deductible for income tax purposes. Our estimate of the fair value of the tangible assets/(liabilities) as of the acquisition date is as follows:

(in millions)
Cash, Cash Equivalents and Investments	$736
Accounts Receivable and Other Current Assets	228
Property, Equipment, Capitalized Software and Other Assets	66
Medical Costs Payable	(283)
Other Current Liabilities	(136)

Net Tangible Assets Acquired	$611

The results of operations and financial condition of Oxford and MAMSI have been included in our consolidated financial statements since the acquisition date. The unaudited pro forma financial information presented below assumes that the acquisitions of Oxford and MAMSI had occurred as of the beginning of each respective period presented below. The pro forma adjustments include the pro forma effect of UnitedHealth Group shares issued in the acquisitions, the amortization of finite-lived intangible assets arising from the purchase price allocations, interest expense related to financing the cash portion of the purchase price and the associated income tax effects of the pro forma adjustments. Because the unaudited pro forma financial information has been prepared based on estimates of fair values, the actual amounts recorded as of the completion of the Oxford purchase price allocation may differ from the information presented below. The unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that would have occurred had the Oxford and MAMSI acquisitions been consummated at the beginning of the respective periods.

	(Proforma Unaudited)
(in millions, except per share data)	2004	2003
Revenues	$40,773	$36,809
Net Earnings	$2,776	$2,257
Earnings Per Share:
Basic	$4.21	$3.33
Diluted	$4.03	$3.19

On December 10, 2004, our Uniprise business segment acquired Definity Health Corporation (Definity). Definity is the national market leader in consumer-driven health benefit programs. This acquisition strengthened our position in the emerging consumer-driven health benefits marketplace. We paid $305 million in cash in

Notes to the Consolidated Financial Statements—(Continued)

exchange for all of the outstanding stock of Definity. The purchase price and costs associated with the acquisition exceeded the preliminary estimated fair value of the net tangible assets acquired by approximately $263 million. We have preliminarily allocated the excess purchase price over the fair value of the net tangible assets acquired to finite-lived intangible assets of $60 million and associated deferred tax liabilities of $21 million, and goodwill of $224 million. The finite-lived intangible assets consist primarily of member lists, with an estimated weighted-average useful life of 15 years. The acquired goodwill is not deductible for income tax purposes. The results of operations and financial condition of Definity have been included in our consolidated financial statements since the acquisition date. The pro forma effects of the Definity acquisition on our consolidated financial statements were not material. Our preliminary estimate of the acquired net tangible assets of $42 million, which is subject to further refinement, consisted mainly of cash, cash equivalents, accounts receivable, property and equipment and other assets partially offset by current liabilities.

For the year ended December 31, 2004, aggregate consideration paid or issued for smaller acquisitions accounted for under the purchase method was $158 million. These acquisitions were not material to our consolidated financial statements.

4. Cash, Cash Equivalents and Investments

As of December 31, the amortized cost, gross unrealized gains and losses, and fair value of cash, cash equivalents and investments were as follows (in millions):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2004
Cash and Cash Equivalents	$3,991	$—	$—	$3,991
Debt Securities—Available for Sale	7,723	205	(9)	7,919
Equity Securities—Available for Sale	199	10	(2)	207
Debt Securities—Held to Maturity	136	—	—	136

Total Cash and Investments	$12,049	$215	$(11)	$12,253

2003
Cash and Cash Equivalents	$2,262	$—	$—	$2,262
Debt Securities—Available for Sale	6,737	229	(6)	6,960
Equity Securities—Available for Sale	173	9	(1)	181
Debt Securities—Held to Maturity	74	—	—	74

Total Cash and Investments	$9,246	$238	$(7)	$9,477

As of December 31, 2004 and 2003, respectively, debt securities consisted of $1,551 million and $1,221 million in U.S. Government and Agency obligations, $2,932 million and $2,617 million in state and municipal obligations, and $3,572 million and $3,196 million in corporate obligations. At December 31, 2004, we held $619 million in debt securities with maturities of less than one year, $2,431 million in debt securities with maturities of one to five years, $2,734 million in debt securities with maturities of five to 10 years and $2,271 million in debt securities with maturities of more than 10 years.

As of December 31, 2004, we had no investments in a continuous unrealized loss position for 12 months or greater. Gross unrealized losses of $11 million were largely due to interest rate increases and relate to debt securities with an aggregate fair value of $1.8 billion at December 31, 2004.

Notes to the Consolidated Financial Statements—(Continued)

We recorded realized gains and losses on sales of investments, excluding the UnitedHealth Capital disposition described below, as follows:

	For the Year Ended December 31,
(in millions)	2004	2003	2002
Gross Realized Gains	$37	$45	$57
Gross Realized Losses	(18)	(23)	(75)

Net Realized Gains (Losses)	$19	$22	$(18)

During the first quarter of 2004, we realized a capital gain of $25 million on the sale of certain UnitedHealth Capital investments. With the gain proceeds from this sale, we made a cash contribution of $25 million to the United Health Foundation in the first quarter of 2004. The realized gain of $25 million and the related contribution expense of $25 million are included in Investment and Other Income in the accompanying Consolidated Statements of Operations.

5. Goodwill and Other Intangible Assets

Changes in the carrying amount of goodwill, by segment, during the years ended December 31, 2004 and 2003, were as follows:

(in millions)	Health Care Services	Uniprise	Specialized Care Services	Ingenix	Consolidated
Balance at December 31, 2002	$1,693	$698	$363	$609	$3,363
Acquisitions and Subsequent Payments	77	—	46	23	146

Balance at December 31, 2003	1,770	698	409	632	3,509
Acquisitions and Subsequent Payments	5,724	205	—	32	5,961

Balance at December 31, 2004	$7,494	$903	$409	$664	$9,470

The weighted-average useful life, gross carrying value, accumulated amortization and net carrying value of other intangible assets as of December 31, 2004 and 2003 were as follows:

		December 31, 2004			December 31, 2003
(in millions)	Weighted- Average Useful Life	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Customer Contracts and Membership Lists	15 years	$1,153	$(46)	$1,107	$93	$(6)	$87
Patents, Trademarks and Technology	9 years	86	(39)	47	73	(26)	47
Other	11 years	69	(18)	51	57	(11)	46

Total	14 years	$1,308	$(103)	$1,205	$223	$(43)	$180

Amortization expense relating to intangible assets was $62 million in 2004, $18 million in 2003 and $9 million in 2002. Estimated future amortization expense relating to intangible assets for the years ending December 31 are as follows: $99 million in 2005, $96 million in 2006, $88 million in 2007, $82 million in 2008, and $80 million in 2009.

Notes to the Consolidated Financial Statements—(Continued)

6. Medical Costs Payable

The following table shows the components of the change in medical costs payable for the years ended December 31:

(in millions)	2004	2003	2002
Medical Costs Payable, Beginning of Period	$4,152	$3,741	$3,460
Acquisitions	1,040	165	180
Reported Medical Costs
Current Year	27,210	20,864	18,262
Prior Years	(210)	(150)	(70)

Total Reported Medical Costs	27,000	20,714	18,192

Claim Payments
Payments for Current Year	(23,173)	(17,411)	(15,147)
Payments for Prior Years	(3,479)	(3,057)	(2,944)

Total Claim Payments	(26,652)	(20,468)	(18,091)

Medical Costs Payable, End of Period	$5,540	$4,152	$3,741

7. Commercial Paper and Debt

Commercial paper and debt consisted of the following as of December 31:

	2004		2003
(in millions)	Carrying Value	Fair Value[1]	Carrying Value	Fair Value[1]
Commercial Paper	$273	$273	$79	$79
Floating-Rate Notes due November 2004	—	—	150	150
7.5% Senior Unsecured Notes due November 2005	400	417	400	438
5.2% Senior Unsecured Notes due January 2007	400	413	400	427
3.4% Senior Unsecured Notes due August 2007	550	546	—	—
3.3% Senior Unsecured Notes due January 2008	500	493	500	499
3.8% Senior Unsecured Notes due February 2009	250	247	—	—
4.1% Senior Unsecured Notes due August 2009	450	452	—	—
4.9% Senior Unsecured Notes due April 2013	450	453	450	454
4.8% Senior Unsecured Notes due February 2014	250	248	—	—
5.0% Senior Unsecured Notes due August 2014	500	503	—	—

Total Commercial Paper and Debt	4,023	4,045	1,979	2,047
Less Current Maturities	(673)	(690)	(229)	(229)

Long-Term Debt, less current maturities	$3,350	$3,355	$1,750	$1,818

1	Estimated based on third-party quoted market prices for the same or similar issues

As of December 31, 2004, our outstanding commercial paper had interest rates ranging from 2.3% to 2.4%.

We have interest rate swap agreements that qualify as fair value hedges to convert the majority of our interest rate exposure from a fixed to a variable rate. The interest rate swap agreements have aggregate notional amounts of $2.9 billion with variable rates that are benchmarked to the six-month LIBOR (London Interbank Offered Rate). At December 31, 2004, the rates used to accrue interest expense on these agreements ranged from

Notes to the Consolidated Financial Statements—(Continued)

2.3% to 3.3%. The differential between the fixed and variable rates to be paid or received is accrued and recognized over the life of the agreements as an adjustment to interest expense in the Consolidated Statements of Operations.

In June 2004, we executed a $1.0 billion five-year revolving credit facility to support our commercial paper program. This credit facility replaced our $450 million revolving facility that was set to expire in July 2005, and our $450 million, 364-day facility that was set to expire in July 2004. As of December 31, 2004, we had no amounts outstanding under this credit facility.

Our debt arrangements and credit facilities contain various covenants, the most restrictive of which require us to maintain a debt-to-total-capital ratio below 45% and to exceed specified minimum interest coverage levels. We are in compliance with the requirements of all debt covenants.

Maturities of commercial paper and debt for the years ending December 31 are as follows: $673 million in 2005, $950 million in 2007, $500 million in 2008, $700 million in 2009, and $1,200 million thereafter.

We made cash payments for interest of $100 million, $94 million and $86 million in 2004, 2003 and 2002, respectively.

8. Shareholders’ Equity

Regulatory Capital and Dividend Restrictions

We conduct a significant portion of our operations through companies that are subject to standards established by the National Association of Insurance Commissioners (NAIC). These standards, among other things, require these subsidiaries to maintain specified levels of statutory capital, as defined by each state, and restrict the timing and amount of dividends and other distributions that may be paid to their parent companies. Generally, the amount of dividend distributions that may be paid by a regulated subsidiary, without prior approval by state regulatory authorities, is limited based on the entity’s level of statutory net income and statutory capital and surplus. At December 31, 2004, approximately $227 million of our $12.3 billion of cash and investments was held by non-regulated subsidiaries. Of this amount, approximately $37 million was segregated for future regulatory capital needs and the remainder was available for general corporate use, including acquisitions and share repurchases.

The agencies that assess our creditworthiness also consider capital adequacy levels when establishing our debt ratings. Consistent with our intent to maintain our senior debt ratings in the “A” range, we maintain an aggregate statutory capital and surplus level for our regulated subsidiaries that is significantly higher than the minimum level regulators require. As of December 31, 2004, our regulated subsidiaries had aggregate statutory capital and surplus of approximately $4.1 billion, which is significantly more than the aggregate minimum regulatory requirements.

Stock Repurchase Program

Under our board of directors’ authorization, we maintain a common stock repurchase program. Repurchases may be made from time to time at prevailing prices, subject to certain restrictions on volume, pricing and timing. During 2004, we repurchased 51.4 million shares at an average price of approximately $68 per share and an aggregate cost of approximately $3.5 billion. As of December 31, 2004, we had board of directors’ authorization to purchase up to an additional 54.6 million shares of our common stock.

Preferred Stock

At December 31, 2004, we had 10 million shares of $0.001 par value preferred stock authorized for issuance, and no preferred shares issued and outstanding.

Notes to the Consolidated Financial Statements—(Continued)

9. Stock-Based Compensation Plans

As of December 31, 2004, we had approximately 49.2 million shares available for future grants of stock-based awards under our stock-based compensation plan including, but not limited to, incentive or non-qualified stock options, stock appreciation rights and restricted stock.

Stock options are granted at an exercise price not less than the fair value of our common stock on the date of grant. They generally vest ratably over four years and may be exercised up to 10 years from the date of grant. Activity under our stock option plan is summarized in the tables below (shares in millions):

	2004		2003		2002
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at Beginning of Year	87.3	$27	86.4	$21	76.7	$15
Granted	17.1	$72	18.4	$44	25.0	$38
Assumed in Acquisitions	7.6	$34	—	$—	0.9	$30
Exercised	(21.8)	$24	(15.3)	$15	(13.2)	$14
Forfeited	(2.1)	$35	(2.2)	$30	(3.0)	$20

Outstanding at End of Year	88.1	$37	87.3	$27	86.4	$21

Exercisable at End of Year	44.8	$22	42.7	$16	41.4	$12

As of December 31, 2004

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Option Term (years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 0-$20	26.5	4.3	$11	26.2	$11
$21-$40	29.4	7.0	$34	12.2	$32
$41-$60	18.2	8.0	$48	6.2	$46
$61-$85	14.0	9.7	$75	0.2	$67

$ 0-$85	88.1	6.8	$37	44.8	$22

We also maintain a 401(k) plan and an employee stock purchase plan. Activity related to these plans was not significant in relation to our consolidated financial results in 2004, 2003 and 2002.

To determine compensation expense related to our stock-based compensation plans under the fair value method, the fair value of each option grant is estimated on the date of grant using an option-pricing model. For purposes of estimating the fair value of our employee stock option grants, we utilized a Black-Scholes model during 2002 and a binomial model during 2003 and 2004. The principal assumptions we used in applying the option pricing models were as follows:

	2004	2003	2002
Risk-Free Interest Rate	3.3%	2.6%	2.5%
Expected Volatility	28.5%	30.9%	40.2%
Expected Dividend Yield	0.1%	0.1%	0.1%
Expected Life in Years	4.2	4.1	4.5

Notes to the Consolidated Financial Statements—(Continued)

Information regarding the effect on net earnings and net earnings per common share had we applied the fair value expense recognition provisions of FAS No. 123 is included in Note 2.

10. Income Taxes

The components of the provision for income taxes are as follows:

Year Ended December 31, (in millions)	2004	2003	2002
Current Provision
Federal	$1,223	$932	$675
State and Local	78	46	57

Total Current Provision	1,301	978	732
Deferred Provision	85	37	12

Total Provision for Income Taxes	$1,386	$1,015	$744

The reconciliation of the tax provision at the U.S. Federal Statutory Rate to the provision for income taxes is as follows:

Year Ended December 31, (in millions)	2004	2003	2002
Tax Provision at the U.S. Federal Statutory Rate	$1,391	$994	$734
State Income Taxes, net of federal benefit	54	29	33
Tax-Exempt Investment Income	(33)	(30)	(26)
Other, net	(26)	22	3

Provision for Income Taxes	$1,386	$1,015	$744

The components of deferred income tax assets and liabilities are as follows:

As of December 31, (in millions)	2004	2003
Deferred Income Tax Assets
Accrued Expenses and Allowances	$227	$161
Unearned Premiums	57	28
Medical Costs Payable and Other Policy Liabilities	85	83
Long Term Liabilities	78	49
Net Operating Loss Carryforwards	123	86
Other	31	42

Subtotal	601	449
Less: Valuation Allowances	(28)	(43)

Total Deferred Income Tax Assets	573	406

Deferred Income Tax Liabilities
Capitalized Software Development	(223)	(186)
Net Unrealized Gains on Investments	(72)	(82)
Intangible Assets	(406)	(50)
Property and Equipment	(63)	(58)
Other	(16)	—

Total Deferred Income Tax Liabilities	(780)	(376)

Net Deferred Income Tax Assets (Liabilities)	$(207)	$30

Notes to the Consolidated Financial Statements—(Continued)

Valuation allowances are provided when it is considered more likely than not that deferred tax assets will not be realized. The valuation allowances primarily relate to future tax benefits on certain federal and state net operating loss carryforwards. Federal net operating loss carryforwards expire beginning in 2017 through 2023, and state net operating loss carryforwards expire beginning in 2005 through 2024.

We made cash payments for income taxes of $898 million in 2004, $783 million in 2003 and $458 million in 2002. We increased additional paid-in capital and reduced income taxes payable by $358 million in 2004, $222 million in 2003, and by $133 million in 2002 to reflect the tax benefit we received upon the exercise of non-qualified stock options.

Internal Revenue Service examinations for fiscal years 2000 through 2002 have been completed and the resulting settlements have been included in our 2004 consolidated operating results.

11. AARP

In January 1998, we entered into a 10-year contract to provide health insurance products and services to members of AARP. These products and services are provided to supplement benefits covered under traditional Medicare. Under the terms of the contract, we are compensated for transaction processing and other services as well as for assuming underwriting risk. We are also engaged in product development activities to complement the insurance offerings under this program. Premium revenues from our portion of the AARP insurance offerings were approximately $4.5 billion in 2004, $4.1 billion in 2003 and $3.7 billion in 2002.

The underwriting gains or losses related to the AARP business are directly recorded as an increase or decrease to a rate stabilization fund (RSF). The primary components of the underwriting results are premium revenue, medical costs, investment income, administrative expenses, member service expenses, marketing expenses and premium taxes. Underwriting gains and losses are recorded as an increase or decrease to the RSF and accrue to the overall benefit of the AARP policyholders, unless cumulative net losses were to exceed the balance in the RSF. To the extent underwriting losses exceed the balance in the RSF, we would have to fund the deficit. Any deficit we fund could be recovered by underwriting gains in future periods of the contract. To date, we have not been required to fund any underwriting deficits. The RSF balance is reported in Other Policy Liabilities in the accompanying Consolidated Balance Sheets. We believe the RSF balance is sufficient to cover potential future underwriting or other risks associated with the contract.

The following AARP program-related assets and liabilities are included in our Consolidated Balance Sheets:

	Balance as of December 31,
(in millions)	2004	2003
Accounts Receivable	$389	$352
Assets Under Management	$1,883	$1,959
Medical Costs Payable	$899	$874
Other Policy Liabilities	$1,162	$1,275
Other Current Liabilities	$211	$162

The effects of changes in balance sheet amounts associated with the AARP program accrue to the overall benefit of the AARP policyholders through the RSF balance. Accordingly, we do not include the effect of such changes in our Consolidated Statements of Cash Flows.

Pursuant to our agreement, AARP assets under management are managed separately from our general investment portfolio and are used to pay costs associated with the AARP program. These assets are invested at our discretion, within investment guidelines approved by AARP. We do not guarantee any rates of investment return on these investments and, upon transfer of the AARP contract to another entity, we would transfer cash

Notes to the Consolidated Financial Statements—(Continued)

equal in amount to the fair value of these investments at the date of transfer to that entity. Interest earnings and realized investment gains and losses on these assets accrue to the overall benefit of the AARP policyholders through the RSF. As such, they are not included in our earnings. Interest income and realized gains and losses related to assets under management are recorded as an increase to the AARP RSF and were $103 million, $101 million and $102 million in 2004, 2003 and 2002, respectively. Assets under management are reported at their fair market value, and unrealized gains and losses are included directly in the RSF associated with the AARP program. As of December 31, 2004 and 2003, the amortized cost, gross unrealized gains and losses, and fair value of cash, cash equivalents and investments associated with the AARP insurance program, included in Assets Under Management, were as follows (in millions):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2004
Cash and Cash Equivalents	$184	$—	$—	$184
Debt Securities—Available for Sale	1,664	37	(2)	1,699

Total Cash and Investments	$1,848	$37	$(2)	$1,883

2003
Cash and Cash Equivalents	$218	$—	$—	$218
Debt Securities—Available for Sale	1,655	86	—	1,741

Total Cash and Investments	$1,873	$86	$—	$1,959

As of December 31, 2004 and 2003, respectively, debt securities consisted of $809 million and $711 million in U.S. Government and Agency obligations, $20 million and $16 million in state and municipal obligations and $870 million and $1,014 million in corporate obligations. At December 31, 2004, the AARP assets under management included debt securities of $99 million with maturities of less than one year, $813 million with maturities of one to five years, $464 million with maturities of five to 10 years and $323 million with maturities of more than 10 years.

12. Commitments and Contingencies

Leases

We lease facilities, computer hardware and other equipment under long-term operating leases that are noncancelable and expire on various dates through 2025. Rent expense under all operating leases was $137 million in 2004, $133 million in 2003 and $132 million in 2002.

At December 31, 2004, future minimum annual lease payments, net of sublease income, under all noncancelable operating leases were as follows: $126 million in 2005, $116 million in 2006, $106 million in 2007, $78 million in 2008, $62 million in 2009, and $149 million thereafter.

Service Agreements

We have noncancelable contracts for certain data center operations and support, network and voice communication services, and other services, which expire on various dates through 2009. Expenses incurred in connection with these agreements were $265 million in 2004, $256 million in 2003 and $264 million in 2002. At December 31, 2004, future minimum obligations under our noncancelable contracts were as follows: $103 million in 2005, $55 million in 2006, $14 million in 2007, $9 million in 2008, and $3 million in 2009.

Legal Matters

Because of the nature of our businesses, we are routinely made party to a variety of legal actions related to the design, management and offerings of our services. We record liabilities for our estimates of probable costs

Notes to the Consolidated Financial Statements—(Continued)

resulting from these matters. These matters include, but are not limited to, claims relating to health care benefits coverage, medical malpractice actions, contract disputes and claims related to disclosure of certain business practices. Following the events of September 11, 2001, the cost of business insurance coverage increased significantly. As a result, we have increased the amount of risk that we self-insure, particularly with respect to matters incidental to our business.

Beginning in 1999, a series of class action lawsuits were filed against us and virtually all major entities in the health benefits business. In December 2000, a multidistrict litigation panel consolidated several litigation cases involving UnitedHealth Group and our affiliates in the Southern District Court of Florida, Miami division. Generally, the health care provider plaintiffs allege violations of ERISA and RICO in connection with alleged undisclosed policies intended to maximize profits. Other allegations include breach of state prompt payment laws and breach of contract claims for failure to timely reimburse providers for medical services rendered. The consolidated suits seek injunctive, compensatory and equitable relief as well as restitution, costs, fees and interest payments. The trial court granted the health care providers’ motion for class certification and that order was reviewed by the Eleventh Circuit Court of Appeals. The Eleventh Circuit affirmed the class action status of the RICO claims, but reversed as to the breach of contract, unjust enrichment and prompt payment claims. Through a series of motions and appeals, all direct claims against UnitedHealthcare have been compelled to arbitration. The trial court has denied UnitedHealthcare’s further motion to compel the secondary RICO claims to arbitration and the Eleventh Circuit affirmed that order. A trial date has been set for September 2005. The trial court has ordered that the trial be bifurcated into separate liability and damage proceedings.

On March 15, 2000, the American Medical Association filed a lawsuit against the company in the Supreme Court of the State of New York, County of New York. On April 13, 2000, we removed this case to the United States District Court for the Southern District of New York. The suit alleges causes of action based on ERISA, as well as breach of contract and the implied covenant of good faith and fair dealing, deceptive acts and practices, and trade libel in connection with the calculation of reasonable and customary reimbursement rates for non-network providers. The suit seeks declaratory, injunctive and compensatory relief as well as costs, fees and interest payments. An amended complaint was filed on August 25, 2000, which alleged two classes of plaintiffs, an ERISA class and a non-ERISA class. After the Court dismissed certain ERISA claims and the claims brought by the American Medical Association, a third amended complaint was filed. On October 25, 2002, the court granted in part and denied in part our motion to dismiss the third amended complaint. On May 21, 2003, we filed a counterclaim complaint in this matter alleging antitrust violations against the American Medical Association and asserting claims based on improper billing practices against an individual provider plaintiff. On May 26, 2004, we filed a motion for partial summary judgment seeking the dismissal of certain claims and parties based, in part, due to lack of standing. On July 16, 2004, plaintiffs filed a motion for leave to file an amended complaint, seeking to assert RICO violations.

Although the results of pending litigation are always uncertain, we do not believe the results of any such actions currently threatened or pending, including those described above, will, individually or in aggregate, have a material adverse effect on our consolidated financial position or results of operations.

Government Regulation

Our business is regulated at federal, state, local and international levels. The laws and rules governing our business and interpretations of those laws and rules are subject to frequent change. Broad latitude is given to the agencies administering those regulations. State legislatures and Congress continue to focus on health care issues as the subject of proposed legislation. Existing or future laws and rules could force us to change how we do business, restrict revenue and enrollment growth, increase our health care and administrative costs and capital requirements, and increase our liability in federal and state courts for coverage determinations, contract interpretation and other actions. Further, we must obtain and maintain regulatory approvals to market many of our products.

Notes to the Consolidated Financial Statements—(Continued)

We typically have and are currently involved in various governmental investigations, audits, and reviews. These include routine, regular and special investigations, audits, and reviews by CMS, state insurance and health and welfare departments and state attorneys general, the Office of the Inspector General, the Office of Personnel Management, the Office of Civil Rights, the Department of Justice, and U.S. Attorneys. Such government actions can result in assessment of damages, civil or criminal fines or penalties, or other sanctions, including loss of licensure or exclusion from participation in government programs. We record liabilities for our estimate of probable costs resulting from these matters. Although the results of pending matters are always uncertain, we do not believe the results of any of the current investigations, audits or reviews, currently threatened or pending, individually or in the aggregate, will have a material adverse effect on our consolidated financial position or results of operations.

Other Contingencies

In 2002, Oxford, which we acquired on July 29, 2004, entered into agreements with two insurance companies that guaranteed cost reduction targets related to certain orthopedic medical services. In 2003, the insurers sought to rescind or terminate the agreements claiming various misrepresentations and material breaches of the agreements by Oxford. Pursuant to the agreements, Oxford filed claims to recover approximately $50 million of costs incurred and expensed in excess of the cost reduction targets for the period from November 2002 to October 2004. An arbitration hearing with the insurance company holding a large majority of the coverage under the policies was held in January 2005, and a decision was issued on February 22, 2005, denying the insurer’s ability to rescind or terminate its agreement. As a result of the decision, Oxford was awarded approximately $30 million in net recoveries. The insurer has not yet indicated whether it will appeal this decision. Oxford will not record the net recoveries until all contingencies have been resolved. We believe that the remaining insurer’s claims are also without merit, and we will vigorously seek to enforce our rights.

13. Segment Financial Information

Factors used in determining our reportable business segments include the nature of operating activities, existence of separate senior management teams, and the type of information presented to the company’s chief operating decision-maker to evaluate our results of operations.

Our accounting policies for business segment operations are the same as those described in the Summary of Significant Accounting Policies (see Note 2). Transactions between business segments principally consist of customer service and transaction processing services that Uniprise provides to Health Care Services, certain product offerings sold to Uniprise and Health Care Services customers by Specialized Care Services, and sales of medical benefits cost, quality and utilization data and predictive modeling to Health Care Services and Uniprise by Ingenix. These transactions are recorded at management’s best estimate of fair value, as if the services were purchased from or sold to third parties. All intersegment transactions are eliminated in consolidation. Assets and liabilities that are jointly used are assigned to each segment using estimates of pro-rata usage. Cash and investments are assigned such that each segment has minimum specified levels of regulatory capital or working capital for non-regulated businesses. The “Corporate and Eliminations” column also includes eliminations of intersegment transactions.

Substantially all of our operations are conducted in the United States. In accordance with accounting principles generally accepted in the United States of America, segments with similar economic characteristics may be combined. The financial results of UnitedHealthcare, Ovations and AmeriChoice have been combined in the Health Care Services segment column in the following tables because these businesses have similar economic characteristics and have similar products and services, types of customers, distribution methods and operational processes, and operate in a similar regulatory environment, typically within the same legal entity.

Notes to the Consolidated Financial Statements—(Continued)

The following table presents segment financial information as of and for the years ended December 31, 2004, 2003 and 2002 (in millions):

	Health Care Services	Uniprise	Specialized Care Services	Ingenix	Corporate and Eliminations	Consolidated
2004
Revenues—External Customers	$32,333	$2,688	$1,363	$446	$—	$36,830
Revenues—Intersegment	—	647	914	224	(1,785)	—
Investment and Other Income	340	30	18	—	—	388

Total Revenues	$32,673	$3,365	$2,295	$670	$(1,785)	$37,218

Earnings From Operations	$2,810	$677	$485	$129	$—	$4,101
Total Assets [1]	$23,799	$2,366	$1,269	$971	$(879)	$27,526
Net Assets [1]	$13,138	$1,385	$765	$795	$(879)	$15,204

Purchases of Property, Equipment and Capitalized Software	$147	$112	$56	$35	$—	$350
Depreciation and Amortization	$173	$95	$44	$62	$—	$374

2003
Revenues—External Customers	$24,592	$2,496	$1,077	$401	$—	$28,566
Revenues—Intersegment	—	583	787	173	(1,543)	—
Investment and Other Income	215	28	14	—	—	257

Total Revenues	$24,807	$3,107	$1,878	$574	$(1,543)	$28,823

Earnings From Operations	$1,865	$610	$385	$75	$—	$2,935
Total Assets [1]	$13,597	$2,024	$1,191	$919	$(366)	$17,365
Net Assets [1]	$5,008	$1,116	$710	$766	$(347)	$7,253

Purchases of Property, Equipment and Capitalized Software	$122	$130	$48	$52	$—	$352
Depreciation and Amortization	$116	$86	$40	$57	$—	$299

2002
Revenues—External Customers	$21,373	$2,175	$897	$355	$—	$24,800
Revenues—Intersegment	—	523	598	136	(1,257)	—
Investment and Other Income	179	27	14	—	—	220

Total Revenues	$21,552	$2,725	$1,509	$491	$(1,257)	$25,020

Earnings From Operations	$1,328	$517	$286	$55	$—	$2,186
Total Assets [1]	$10,522	$1,914	$974	$902	$(537)	$13,775
Net Assets [1]	$4,379	$1,097	$602	$763	$(517)	$6,324

Purchases of Property, Equipment and Capitalized Software	$129	$159	$59	$72	$—	$419
Depreciation and Amortization	$102	$69	$36	$48	$—	$255

1	Total Assets and Net Assets exclude, where applicable, debt and accrued interest of $4,054 million, $1,993 million and $1,775 million, income tax-related assets of $353 million, $269 million and $389 million, and income tax-related liabilities of $786 million, $401 million and $510 million as of December 31, 2004, 2003 and 2002, respectively.

Notes to the Consolidated Financial Statements—(Continued)

14. Quarterly Financial Data (Unaudited)

	For the Quarter Ended
(in millions, except per share data)	March 31	June 30	September 30	December 31
2004[1]
Revenues	$8,144	$8,704	$9,859	$10,511
Medical and Operating Expenses	$7,268	$7,759	$8,767	$9,323
Earnings From Operations	$876	$945	$1,092	$1,188
Net Earnings	$554	$596	$698	$739
Basic Net Earnings per Common Share	$0.92	$0.98	$1.09	$1.14
Diluted Net Earnings per Common Share	$0.88	$0.93	$1.04	$1.09

2003
Revenues	$6,975	$7,087	$7,238	$7,523
Medical and Operating Expenses	$6,322	$6,378	$6,475	$6,713
Earnings From Operations	$653	$709	$763	$810
Net Earnings	$403	$439	$476	$507
Basic Net Earnings per Common Share	$0.68	$0.74	$0.81	$0.87
Diluted Net Earnings per Common Share	$0.65	$0.71	$0.77	$0.83

1	UnitedHealth Group acquired Oxford in July 2004 for total consideration of approximately $5.0 billion and acquired MAMSI in February 2004 for total consideration of approximately $2.7 billion. These acquisitions affect the comparability of 2004 financial information to prior fiscal years. The results of operations and financial condition of Oxford and MAMSI have been included in UnitedHealth Group’s consolidated financial statements since the respective acquisition dates. See Note 3 for a detailed discussion of these acquisitions.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of UnitedHealth Group Incorporated and Subsidiaries:

We have audited the accompanying consolidated balance sheets of UnitedHealth Group Incorporated and Subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of UnitedHealth Group Incorporated and Subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control—The Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2005, expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
February 28, 2005

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of December 31, 2004, an evaluation was carried out under the supervision and with the participation of the company’s management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

Internal Control Over Financial Reporting

Report of Management

The management of UnitedHealth Group is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The company’s internal control system is designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The company’s internal control over financial reporting includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2004. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment and those criteria, we believe that, as of December 31, 2004, the company maintained effective internal control over financial reporting.

The company’s independent registered public accounting firm has audited management’s assessment of the effectiveness of the company’s internal control over financial reporting as of December 31, 2004, as stated in the Report of Independent Registered Public Accounting Firm, appearing under Item 9A, which expresses unqualified opinions on management’s assessment and on the effectiveness of the company’s internal controls over financial reporting as of December 31, 2004.

February 28, 2005

/s/    WILLIAM W. MCGUIRE, MD

William W. McGuire, MD

Chairman and Chief Executive Officer

/s/    STEPHEN J. HEMSLEY

Stephen J. Hemsley

President and Chief Operating Officer

/s/    PATRICK J. ERLANDSON

Patrick J. Erlandson

Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of UnitedHealth Group Incorporated and Subsidiaries:

We have audited management’s assessment, included in the accompanying Report of Management, that UnitedHealth Group Incorporated and Subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2004 of the Company and our report dated February 28, 2005 expressed an unqualified opinion on those financial statements.

/s/    DELOITTE & TOUCHE LLP

Minneapolis, Minnesota

February 28, 2005

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Code of Ethics

We have adopted a Code of Business Conduct and Ethics which applies to all of our employees and directors. The Code of Ethics is published on our website at www.unitedhealthgroup.com. Any amendments to the Code of Ethics and waivers of the Code of Ethics for our Chief Executive Officer, Chief Financial Officer or Controller will be published on our website. We will provide a copy of our Code of Business Conduct and Ethics, free of charge, upon request. To request a copy, please submit your request to: UnitedHealth Group Incorporated, 9900 Bren Road East, Minnetonka, MN 55343, Attn: Corporate Secretary.

The information included under the headings “Election of Directors” and “Section 16(a) Beneficial Ownership Reporting Compliance” in our definitive proxy statement for our Annual Meeting of Shareholders to be held May 3, 2005, is incorporated herein by reference.

Pursuant to General Instruction G(3) to Form 10-K and Instruction 3 to Item 401(b) of Regulation S-K, information regarding our executive officers is provided in Item 1 of Part I of this Annual Report on Form 10-K under the caption “Executive Officers of the Registrant.”

ITEM 11. EXECUTIVE COMPENSATION

The information included under the heading “Executive Compensation” in our definitive proxy statement for our Annual Meeting of Shareholders to be held May 3, 2005, is incorporated herein by reference.

ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information included under the heading “Security Ownership of Certain Beneficial Owners and Management” in our definitive proxy statement for our Annual Meeting of Shareholders to be held May 3, 2005, is incorporated herein by reference.

Equity Compensation Plan Information

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by shareholders(1)	86,105,736	$36.65	53,069,011	(3)
Equity compensation plans not approved by shareholders(2)	—	—	—

Total	86,105,736	$36.65	53,069,011

(1)	Consists of the UnitedHealth Group Incorporated 2002 Stock Incentive Plan, as amended, the 1987 Supplemental Stock Option Plan (no additional options may be granted under this plan), and the 1993 Qualified Employee Stock Purchase Plan, as amended.

(2)	Excludes 2,025,344 shares underlying stock options assumed by us in connection with our acquisition of the companies under whose plans the options originally were granted. These options have a weighted average exercise price of $36.68 and an average remaining term of approximately 4.71 years. The options are administered pursuant to the terms of the plan under which the option originally was granted. No future options or other awards will be granted under these acquired plans.
(3)	Includes 3,904,302 shares of common stock available for future issuance under the Employee Stock Purchase Plan as of December 31, 2004, and 49,164,709 shares available under the 2002 Stock Incentive Plan as of December 31, 2004. Shares available under the 2002 Stock Incentive Plan may become the subject of future awards in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards and other stock-based awards, except that only 13,792,200 of these shares are available for future grants of awards other than stock options or stock appreciation rights.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information regarding certain relationships and related transactions that appears under the heading “Certain Relationships and Transactions” in our definitive proxy statement for the Annual Meeting of Shareholders to be held May 3, 2005, is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information regarding accountant fees and services that appears under the heading “Independent Registered Public Accounting Firm” in our definitive proxy statement for the Annual Meeting of Shareholders to be held May 3, 2005, is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) 1. Financial Statements

The financial statements are included under Item 8 of this report:

Consolidated Statements of Operations for the years ended December 31, 2004, 2003, and 2002.

Consolidated Balance Sheets as of December 31, 2004 and 2003.

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2004, 2003 and 2002.

Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002.

Notes to Consolidated Financial Statements.

Reports of Independent Registered Public Accounting Firm.

(a) 2. Financial Statement Schedules

None

(a) 3. Exhibits**

3	(a)	Articles of Amendment to Second Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3(a) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001)

3	(b)	Articles of Merger amending the Articles of Incorporation of the Company (incorporated by reference to Exhibit 3(a) to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999)

3	(c)	Second Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3(a) to the Company’s Annual Report on Form 10-K for the year ended December 31, 1995)

3	(d)	Second Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3(d) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002)

4	(a)	Senior Indenture, dated as of November 15, 1998, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-3/A, filed on January 11, 1999)

4	(b)	Amendment, dated as of November 6, 2000, to Senior Indenture, dated as of November 15, 1998, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001)

*10	(a)	UnitedHealth Group Incorporated 2002 Stock Incentive Plan, Amended and Restated Effective May 15, 2002 (incorporated by reference to Exhibit 10(a) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002)

*10	(b)	Form of Agreement for Stock Option Grants to Executive Officers under the UnitedHealth Group Incorporated 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated September 24, 2004)

*10	(c)	Form of Agreement for Stock Option Grants to Non-Employee Directors under the UnitedHealth Group Incorporated 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated September 24, 2004)

*10	(d)	Form of Agreement for Initial Stock Option Grant to Non-Employee Directors under the UnitedHealth Group Incorporated 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated September 24, 2004)

*10	(e)	Form of Restricted Stock Award Agreement under the UnitedHealth Group Incorporated 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K dated September 24, 2004)

*10	(f)	Form of Restricted Stock Unit Award Agreement under the UnitedHealth Group 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K dated September 24, 2004)

*10	(g)	UnitedHealth Group Incorporated Executive Incentive Plan (incorporated by reference to Exhibit 10(b) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002)

*10	(h)	UnitedHealth Group Executive Savings Plans (2004 Statement) (incorporated by reference to Exhibit 10(e) of the Company’s Annual Report on Form 10-K for the year ended December 31, 2003)

*10	(i)	UnitedHealth Group Directors’ Compensation Deferral Plan (2002 Statement) (incorporated by reference to Exhibit 10(d) of the Company’s Annual Report on Form 10-K for the year ended December 31, 2002)

*10	(j)	First Amendment to UnitedHealth Group Directors’ Compensation Deferral Plan (2002 Statement) (incorporated by reference to Exhibit 10(g) of the Company’s Annual Report on Form 10-K for the year ended December 31, 2003)

*10	(k)	Employment Agreement, dated as of October 13, 1999, between United HealthCare Corporation and William W. McGuire, M.D. (incorporated by reference to Exhibit 10(f) to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999)

*10	(l)	Letter to William W. McGuire, M.D., dated as of February 13, 2001, regarding Employment Agreement (incorporated by reference to Exhibit 10(h) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000)

*10	(m)	Employment Agreement dated as of October 13, 1999, between United HealthCare Corporation and Stephen J. Hemsley (incorporated by reference to Exhibit 10(g) to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999)

*10	(n)	Letter to Stephen J. Hemsley, dated as of February 13, 2001, regarding Employment Agreement (incorporated by reference to Exhibit 10(j) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000)

*10	(o)	Agreement for Supplemental Executive Retirement Pay, effective April 1, 2004, between UnitedHealth Group Incorporated and Stephen J. Hemsley (incorporated by reference to Exhibit 10(b) to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004)

*10	(p)	Employment Agreement, dated as of November 1, 2004, between United HealthCare Services, Inc. and Richard H. Anderson

*10	(q)	Employment Agreement, dated as of October 1, 1998, as amended, between United HealthCare Services, Inc. and Tracy L. Bahl (incorporated by reference to Exhibit 10(a) to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004)

*10	(r)	Employment Agreement, dated as of October 1, 1998, between United HealthCare Services, Inc. and Patrick J. Erlandson (incorporated by reference to Exhibit 10(m) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000)

*10	(s)	Employment Agreement, dated as of October 16, 1998, between United HealthCare Services, Inc. and David J. Lubben, as amended (incorporated by reference to Exhibit 10(p) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000)

*10	(t)	Employment Agreement, dated as of October 1, 1998, between United HealthCare Services, Inc. and William A. Munsell, as amended

*10	(u)	Employment Agreement, dated as of October 16, 1998, between United HealthCare Services, Inc. and Lois E. Quam, as amended, and Memorandum of Understanding, effective as of October 11, 1999, between Lois E. Quam and United HealthCare Services, Inc. (incorporated by reference to Exhibit 10(l) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000)

*10	(v)	Employment Agreement, dated as of October 16, 1998, between United HealthCare Services, Inc. and Robert J. Sheehy, as amended (incorporated by reference to Exhibit 10(l) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001)

*10	(w)	Employment Agreement, dated as of October 1, 1998, as amended, between United HealthCare Services, Inc. and David S. Wichmann (incorporated by reference to Exhibit 10(o) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003)

†10	(x)	AARP Health Insurance Agreement by and among American Association of Retired Persons, Trustees of the AARP Insurance Plan and United HealthCare Insurance Company dated as of February 26, 1997 (incorporated by reference to Exhibit 10(p) to the Company’s Annual Report on Form 10-K/A for the year ended December 31, 1996)

†10	(y)	First Amendment to the AARP Health Insurance Agreement by and among American Association of Retired Persons, Trustees of the AARP Insurance Plan and United HealthCare Insurance Company effective January 1, 1998 (incorporated by reference to Exhibit 10(a) to the Company’s Quarterly Report on Form 10-Q for the quarter period ended June 30, 1998)

†10	(z)	Second Amendment to the AARP Health Insurance Agreement by and among American Association of Retired Persons, Trustees of the AARP Insurance Plan and United HealthCare Insurance Company effective January 1, 1998 (incorporated by reference to Exhibit 10(b) to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1998)

†10	(aa)	Amendments to the AARP Health Insurance Agreement by and among American Association of Retired Persons, Trustees of the AARP Insurance Plan and United HealthCare Insurance Company (incorporated by reference to Exhibit 10(s) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002)

†10	(bb)	Amendments to the AARP Health Insurance Agreement by and between AARP Services, Inc. and United HealthCare Insurance Company, entered into between April and October 2003 (incorporated by reference to Exhibit 10(v) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003)

†10	(cc)	10th Amendment to the AARP Health Insurance Agreement by and between AARP Services, Inc. and United HealthCare Insurance Company, effective as of January 1, 2004 (incorporated by reference to Exhibit 10(a) to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004)

†10	(dd)	11th Amendment to the AARP Health Insurance Agreement by and between AARP Services, Inc. and United HealthCare Insurance Company, effective as of January 1, 2005

†10	(ee)	Information Technology Services Agreement between United HealthCare Services, Inc. and International Business Machines Corporation dated as of February 1, 2003 (incorporated by reference to Exhibit 10 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003)

†10	(ff)	Amendment to the Information Technology Services Agreement between United HealthCare Services, Inc. and International Business Machines Corporation, dated December 19, 2003 (incorporated by reference to Exhibit 10(z) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003)

10	(gg)	Amendment to the Information Technology Services Agreement between United HealthCare Services, Inc. and International Business Machines Corporation (incorporated by reference to Exhibit 10(b) to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004)

11		Statement regarding computation of per share earnings (incorporated by reference to the information contained under the heading “Net Earnings Per Common Share” in Note 2 to the Notes to Consolidated Financial Statements included under Item 8)

12		Ratio of Earnings to Fixed Charges

21		Subsidiaries of the Company

23		Consent of Independent Registered Public Accounting Firm

24		Powers of Attorney

31		Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32		Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

†	Pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, confidential portions of these Exhibits have been deleted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.
*	Denotes management contracts and compensation plans in which certain directors and named executive officers participate and which are being filed pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.
**	Pursuant to Item 601(b)(4)(iii) of Regulation S-K, copies of instruments defining the rights of certain holders of long-term debt are not filed. The Company will furnish copies thereof to the SEC upon request.

(b) Reports on Form 8-K

The following Current Reports on Form 8-K were filed or furnished, as applicable, during the last fiscal quarter of 2004.

8-K furnished October 14, 2004, together with a news release, announcing third quarter 2004 earnings results, under Item 2.02 “Results of Operations and Financial Condition.”

8-K furnished November 8, 2004, together with a news release, announcing an investor conference and confirmation of earnings, under Item 7.01 “Regulation FD Disclosure.”

8-K furnished December 13, 2004, announcing upcoming meetings with investors and analysts, under Item 7.01 “Regulation FD Disclosure.”

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 1, 2005

UNITEDHEALTH GROUP INCORPORATED

	By	/s/ WILLIAM W. MCGUIRE, M.D.
William W. McGuire, M.D. Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ WILLIAM W. MCGUIRE, M.D. William W. McGuire, M.D.	Director, Chief Executive Officer (principal executive officer)	March 1, 2005

/s/ PATRICK J. ERLANDSON Patrick J. Erlandson	Chief Financial Officer (principal financial and accounting officer)	March 1, 2005

* William C. Ballard, Jr.	Director	March 1, 2005

* Richard T. Burke	Director	March 1, 2005

* Stephen J. Hemsley	Director	March 1, 2005

* James A. Johnson	Director	March 1, 2005

* Thomas H. Kean	Director	March 1, 2005

* Douglas W. Leatherdale	Director	March 1, 2005

* Mary O. Mundinger	Director	March 1, 2005

* Robert L. Ryan	Director	March 1, 2005

* Donna E. Shalala	Director	March 1, 2005

Signature	Title	Date

* William G. Spears	Director	March 1, 2005

* Gail R. Wilensky	Director	March 1, 2005

*By	/s/ DAVID J. LUBBEN
David J. Lubben As Attorney-in-Fact

EXHIBIT INDEX

Item		Description
Exhibits**
3	(a)	Articles of Amendment to Second Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3(a) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001)

3	(b)	Articles of Merger amending the Articles of Incorporation of the Company (incorporated by reference to Exhibit 3(a) to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999)

3	(c)	Second Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3(a) to the Company’s Annual Report on Form 10-K for the year ended December 31, 1995)

3	(d)	Second Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3(d) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002)

4	(a)	Senior Indenture, dated as of November 15, 1998, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-3/A filed on January 11, 1999)

4	(b)	Amendment, dated as of November 6, 2000, to Senior Indenture, dated as of November 15, 1998, between the Company and The Bank of New York (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001)

*10	(a)	UnitedHealth Group Incorporated 2002 Stock Incentive Plan, Amended and Restated Effective May 15, 2002 (incorporated by reference to Exhibit 10(a) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002)

*10	(b)	Form of Agreement for Stock Option Grants to Executive Officers under the UnitedHealth Group Incorporated 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated September 24, 2004)

*10	(c)	Form of Agreement for Stock Option Grants to Non-Employee Directors under the UnitedHealth Group Incorporated 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated September 24, 2004)

*10	(d)	Form of Agreement for Initial Stock Option Grant to Non-Employee Directors under the UnitedHealth Group Incorporated 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated September 24, 2004)

*10	(e)	Form of Restricted Stock Award Agreement under the UnitedHealth Group Incorporated 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K dated September 24, 2004)

*10	(f)	Form of Restricted Stock Unit Award Agreement under the UnitedHealth Group 2002 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K dated September 24, 2004)

*10	(g)	UnitedHealth Group Incorporated Executive Incentive Plan (incorporated by reference to Exhibit 10(b) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002)

*10	(h)	UnitedHealth Group Executive Savings Plans (2004 Statement) (incorporated by reference to Exhibit 10(e) of the Company’s Annual Report on Form 10-K for the year ended December 31, 2003)

*10	(i)	UnitedHealth Group Directors’ Compensation Deferral Plan (2002 Statement) (incorporated by reference to Exhibit 10(d) of the Company’s Annual Report on Form 10-K for the year ended December 31, 2002)

*10	(j)	First Amendment to UnitedHealth Group Directors’ Compensation Deferral Plan (2002 Statement) (incorporated by reference to Exhibit 10(g) of the Company’s Annual Report on Form 10-K for the year ended December 31, 2003)

Item		Description
*10	(k)	Employment Agreement, dated as of October 13, 1999, between United HealthCare Corporation and William W. McGuire, M.D. (incorporated by reference to Exhibit 10(f) to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999)

*10	(l)	Letter to William W. McGuire, M.D., dated as of February 13, 2001, regarding Employment Agreement (incorporated by reference to Exhibit 10(h) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000)

*10	(m)	Employment Agreement dated as of October 13, 1999, between United HealthCare Corporation and Stephen J. Hemsley (incorporated by reference to Exhibit 10(g) to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999)

*10	(n)	Letter to Stephen J. Hemsley, dated as of February 13, 2001, regarding Employment Agreement (incorporated by reference to Exhibit 10(j) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000)

*10	(o)	Agreement for Supplemental Executive Retirement Pay, effective April 1, 2004, between UnitedHealth Group Incorporated and Stephen J. Hemsley (incorporated by reference to Exhibit 10(b) to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004)

*10	(p)	Employment Agreement, dated as of November 1, 2004, between United HealthCare Services, Inc. and Richard H. Anderson

*10	(q)	Employment Agreement, dated as of October 1, 1998, as amended, between United HealthCare Services, Inc. and Tracy L. Bahl (incorporated by reference to Exhibit 10(a) to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004)

*10	(r)	Employment Agreement, dated as of October 1, 1998, between United HealthCare Services, Inc. and Patrick J. Erlandson (incorporated by reference to Exhibit 10(m) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000)

*10	(s)	Employment Agreement, dated as of October 16, 1998, between United HealthCare Services, Inc. and David J. Lubben, as amended (incorporated by reference to Exhibit 10(p) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000)

*10	(t)	Employment Agreement, dated as of October 1, 1998, between United HealthCare Services, Inc. and William A. Munsell, as amended

*10	(u)	Employment Agreement, dated as of October 16, 1998, between United HealthCare Services, Inc. and Lois E. Quam, as amended, and Memorandum of Understanding, effective as of October 11, 1999, between Lois E. Quam and United HealthCare Services, Inc. (incorporated by reference to Exhibit 10(l) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000)

*10	(v)	Employment Agreement, dated as of October 16, 1998, between United HealthCare Services, Inc. and Robert J. Sheehy, as amended (incorporated by reference to Exhibit 10(l) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001)

*10	(w)	Employment Agreement, dated as of October 1, 1998, as amended, between United HealthCare Services, Inc. and David S. Wichmann (incorporated by reference to Exhibit 10(o) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003)

†10	(x)	AARP Health Insurance Agreement by and among American Association of Retired Persons, Trustees of the AARP Insurance Plan and United HealthCare Insurance Company dated as of February 26, 1997 (incorporated by reference to Exhibit 10(p) to the Company’s Annual Report on Form 10-K/A for the year ended December 31, 1996)

†10	(y)	First Amendment to the AARP Health Insurance Agreement by and among American Association of Retired Persons, Trustees of the AARP Insurance Plan and United HealthCare Insurance Company effective January 1, 1998 (incorporated by reference to Exhibit 10(a) to the Company’s Quarterly Report on Form 10-Q for the quarter period ended June 30, 1998)

Item		Description
†10	(z)	Second Amendment to the AARP Health Insurance Agreement by and among American Association of Retired Persons, Trustees of the AARP Insurance Plan and United HealthCare Insurance Company effective January 1, 1998 (incorporated by reference to Exhibit 10(b) to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1998)

†10	(aa)	Amendments to the AARP Health Insurance Agreement by and among American Association of Retired Persons, Trustees of the AARP Insurance Plan and United HealthCare Insurance Company (incorporated by reference to Exhibit 10(s) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002)

†10	(bb)	Amendments to the AARP Health Insurance Agreement by and between AARP Services, Inc. and United HealthCare Insurance Company, entered into between April and October 2003 (incorporated by reference to Exhibit 10(v) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003)

†10	(cc)	10th Amendment to the AARP Health Insurance Agreement by and between AARP Services, Inc. and United HealthCare Insurance Company, effective as of January 1, 2004 (incorporated by reference to Exhibit 10(a) to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004)

†10	(dd)	11th Amendment to the AARP Health Insurance Agreement by and between AARP Services, Inc. and United HealthCare Insurance Company, effective as of January 1, 2005

†10	(ee)	Information Technology Services Agreement between United HealthCare Services, Inc. and International Business Machines Corporation dated as of February 1, 2003 (incorporated by reference to Exhibit 10 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003)

†10	(ff)	Amendment to the Information Technology Services Agreement between United HealthCare Services, Inc. and International Business Machines Corporation, dated December 19, 2003 (incorporated by reference to Exhibit 10(z) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003)

10	(gg)	Amendment to the Information Technology Services Agreement between United HealthCare Services, Inc. and International Business Machines Corporation (incorporated by reference to Exhibit 10(b) to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004)

11		Statement regarding computation of per share earnings (incorporated by reference to the information contained under the heading “Net Earnings Per Common Share” in Note 2 to the Notes to Consolidated Financial Statements included under Item 8)

12		Ratio of Earnings to Fixed Charges

21		Subsidiaries of the Company

23		Consent of Independent Registered Public Accounting Firm

24		Powers of Attorney

31		Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32		Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

†	Pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, confidential portions of these Exhibits have been deleted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.
*	Denotes management contracts and compensation plans in which certain directors and named executive officers participate and which are being filed pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.
**	Pursuant to Item 601(b)(4)(iii) of Regulation S-K, copies of instruments defining the rights of certain holders of long-term debt are not filed. The Company will furnish copies thereof to the SEC upon request.

ANNEX T

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 1-10864

UnitedHealth Group Incorporated

(Exact name of registrant as specified in its charter)

Minnesota	41-1321939
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

UnitedHealth Group Center 9900 Bren Road East Minnetonka, Minnesota	55343 (Zip Code)
(Address of principal executive offices)

(952) 936-1300

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes   ☑    No  ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).    Yes   ☑    No  ☐

As of April 29, 2005, 633,079,551 shares of the registrant’s Common Stock, $.01 par value per share, were issued and outstanding.

UNITEDHEALTH GROUP

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements (unaudited)

UNITEDHEALTH GROUP

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In millions, except share and per share data)

	March 31, 2005	December 31, 2004
ASSETS
Current Assets
Cash and Cash Equivalents	$4,073	$3,991
Short-Term Investments	277	514
Accounts Receivable, net	908	906
Assets Under Management	1,862	1,930
Deferred Income Taxes and Other	937	900

Total Current Assets	8,057	8,241
Long-Term Investments	8,213	7,748
Property, Equipment, Capitalized Software, and Other Assets, net	1,270	1,215
Goodwill	9,489	9,470
Other Intangible Assets, net	1,189	1,205

TOTAL ASSETS	$28,218	$27,879

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Medical Costs Payable	$5,875	$5,540
Accounts Payable and Accrued Liabilities	2,277	2,107
Other Policy Liabilities	1,854	1,933
Commercial Paper and Current Maturities of Long-Term Debt	400	673
Unearned Premiums	879	1,076

Total Current Liabilities	11,285	11,329
Long-Term Debt, less current maturities	3,850	3,350
Future Policy Benefits for Life and Annuity Contracts	1,691	1,669
Deferred Income Taxes and Other Liabilities	837	814

Commitments and Contingencies (Note 12)
Shareholders’ Equity
Common Stock, $0.01 par value—1,500 shares authorized; 634 and 643 issued and outstanding	6	6
Additional Paid-In Capital	2,244	3,095
Retained Earnings	8,263	7,484
Accumulated Other Comprehensive Income:
Net Unrealized Gains on Investments, net of tax effects	42	132

Total Shareholders’ Equity	10,555	10,717

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$28,218	$27,879

See notes to condensed consolidated financial statements

UNITEDHEALTH GROUP

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(In millions, except per share data)

	Three Months Ended March 31,
	2005	2004
REVENUES
Premiums	$9,871	$7,264
Services	902	789
Investment and Other Income	114	91

Total Revenues	10,887	8,144

MEDICAL AND OPERATING COSTS
Medical Costs	7,902	5,869
Operating Costs	1,620	1,317
Depreciation and Amortization	109	82

Total Medical and Operating Costs	9,631	7,268

EARNINGS FROM OPERATIONS	1,256	876
Interest Expense	(49)	(24)

EARNINGS BEFORE INCOME TAXES	1,207	852
Provision for Income Taxes	(428)	(298)

NET EARNINGS	$779	$554

BASIC NET EARNINGS PER COMMON SHARE	$1.22	$0.92

DILUTED NET EARNINGS PER COMMON SHARE	$1.16	$0.88

BASIC WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	639	601
DILUTIVE EFFECT OF OUTSTANDING STOCK OPTIONS	31	29

DILUTED WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	670	630

See notes to condensed consolidated financial statements

UNITEDHEALTH GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(In millions)

	Three Months Ended March 31,
	2005	2004
OPERATING ACTIVITIES
Net Earnings	$779	$554
Noncash Items:
Depreciation and Amortization	109	82
Deferred Income Taxes and Other	16	22
Net Change in Other Operating Items, net of effects from acquisitions and changes in AARP balances:
Accounts Receivable and Other Current Assets	12	39
Medical Costs Payable	264	173
Accounts Payable and Other Accrued Liabilities	239	136
Unearned Premiums	(213)	(96)

Cash Flows From Operating Activities	1,206	910

INVESTING ACTIVITIES
Cash Paid for Acquisitions, net of cash assumed and other effects	(19)	(527)
Purchases of Property, Equipment and Capitalized Software	(113)	(83)
Purchases of Investments	(1,857)	(521)
Maturities and Sales of Investments	1,590	738

Cash Flows Used For Investing Activities	(399)	(393)

FINANCING ACTIVITIES
Proceeds from Common Stock Issuances	132	125
Common Stock Repurchases	(1,100)	(627)
Repayments of Commercial Paper, net	(273)	(79)
Proceeds from Issuance of Long-Term Debt	500	500
Other	16	16

Cash Flows Used For Financing Activities	(725)	(65)

INCREASE IN CASH AND CASH EQUIVALENTS	82	452
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	3,991	2,262

CASH AND CASH EQUIVALENTS, END OF PERIOD	$4,073	$2,714

Supplemental schedule of noncash investing and financing activities:
Common stock issued for acquisitions	$—	$1,932

See notes to condensed consolidated financial statements

UNITEDHEALTH GROUP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of Presentation and Use of Estimates

Unless the context otherwise requires, the use of the terms the “Company,” “we,” “us,” and “our” in the following refers to UnitedHealth Group Incorporated and its subsidiaries.

The accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting solely of normal recurring adjustments, needed to present the financial results for these interim periods fairly. In accordance with the rules and regulations of the Securities and Exchange Commission, we have omitted certain footnote disclosures that would substantially duplicate the disclosures contained in our annual audited financial statements. Read together with the disclosures below, we believe the interim financial statements are presented fairly. However, these unaudited condensed consolidated financial statements should be read together with the consolidated financial statements and the notes included in our Annual Report on Form 10-K for the year ended December 31, 2004.

These consolidated financial statements include certain amounts that are based on our best estimates and judgments. These estimates require us to apply complex assumptions and judgments, often because we must make estimates about the effects of matters that are inherently uncertain and will change in subsequent periods. The most significant estimates relate to medical costs, medical costs payable, contingent liabilities, intangible asset valuations, asset impairments and revenues. We adjust these estimates each period, as more current information becomes available. The impact of any changes in estimates is included in the determination of earnings in the period in which the estimate is adjusted.

2. Stock-Based Compensation

We account for activity under our stock-based employee compensation plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” Accordingly, we do not recognize compensation expense in connection with employee stock option grants because we grant stock options at exercise prices not less than the fair value of our common stock on the date of grant.

The following table shows the effect on net earnings and earnings per share had we applied the fair value expense recognition provisions of Statement of Financial Accounting Standards (FAS) No. 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation (in millions, except per share data).

	For the Three Months Ended March 31,
	2005	2004
NET EARNINGS
As Reported	$779	$554
Compensation Expense, net of tax effect	(36)	(32)

Pro Forma	$743	$522

BASIC NET EARNINGS PER COMMON SHARE
As Reported	$1.22	$0.92
Pro Forma	$1.16	$0.87
DILUTED NET EARNINGS PER COMMON SHARE
As Reported	$1.16	$0.88
Pro Forma	$1.11	$0.83

UNITEDHEALTH GROUP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As discussed more fully in Note 13, FAS No. 123 (revised 2004), “Share Based Payment,” (FAS No. 123(R)) will be effective during the first quarter of 2006, and will require us to measure compensation expense for all share-based payments (including employee stock options) at fair value and recognize the expense over the related service period. We are currently evaluating the effect that FAS No. 123(R) will have on our financial position, results of operations and operating cash flows.

3. Acquisitions

On July 29, 2004, our Health Care Services business segment acquired Oxford Health Plans, Inc. (Oxford). Oxford provides health care and benefit services for individuals and employers, principally in New York City, northern New Jersey and southern Connecticut. This merger strengthened our market position in this region and provided substantial distribution opportunities in this region for our other UnitedHealth Group businesses. Under the terms of the purchase agreement, Oxford shareholders received 0.6357 shares of UnitedHealth Group common stock and $16.17 in cash for each share of Oxford common stock they owned. Total consideration issued was approximately $5.0 billion, comprised of approximately 52.2 million shares of UnitedHealth Group common stock (valued at approximately $3.4 billion based upon the average of UnitedHealth Group’s share closing price for two days before, the day of and two days after the acquisition announcement date of April 26, 2004), approximately $1.3 billion in cash and UnitedHealth Group vested common stock options with an estimated fair value of $240 million issued in exchange for Oxford’s outstanding vested common stock options. The purchase price and costs associated with the acquisition exceeded the preliminary estimated fair value of the net tangible assets acquired by approximately $4.2 billion. Pending completion of an independent valuation analysis, we have preliminarily allocated the excess purchase price over the fair value of the net tangible assets acquired to finite-lived intangible assets of $735 million and associated deferred tax liabilities of $277 million, and goodwill of approximately $3.7 billion. The finite-lived intangible assets consist primarily of member lists and health care physician and hospital networks, with an estimated weighted-average useful life of 15 years. The acquired goodwill is not deductible for income tax purposes. Our preliminary estimate of the fair value of the tangible assets/(liabilities) as of the acquisition date, which is subject to further refinement, is as follows:

(in millions)
Cash, Cash Equivalents and Investments	$1,674
Accounts Receivable and Other Current Assets	165
Property, Equipment, Capitalized Software and Other Assets	37
Medical Costs Payable	(713)
Other Current Liabilities	(325)

Net Tangible Assets Acquired	$838

On February 10, 2004, our Health Care Services business segment acquired Mid Atlantic Medical Services, Inc. (MAMSI). MAMSI offers a broad range of health care coverage and related administrative services for individuals and employers in the mid-Atlantic region of the United States. This merger strengthened UnitedHealthcare’s market position in the mid-Atlantic region and provided substantial distribution opportunities for other UnitedHealth Group businesses in this region. Under the terms of the purchase agreement, MAMSI shareholders received 0.82 shares of UnitedHealth Group common stock and $18 in cash for each share of MAMSI common stock they owned. Total consideration issued was approximately $2.7 billion, comprised of 36.4 million shares of UnitedHealth Group common stock (valued at $1.9 billion based on the average of UnitedHealth Group’s share closing price for two days before, the day of and two days after the acquisition announcement date of October 27, 2003) and $800 million in cash. The purchase price and costs associated with the acquisition exceeded the estimated fair value of the net tangible assets acquired by approximately $2.1 billion. Based on management’s consideration of fair value, which included an independent valuation analysis, we have allocated the excess purchase price over the fair value of the net tangible assets acquired to finite-lived

UNITEDHEALTH GROUP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

intangible assets of approximately $280 million and associated deferred tax liabilities of approximately $100 million, and goodwill of approximately $1.9 billion. The finite-lived intangible assets consist of member lists, health care physician and hospital networks, and trademarks, with an estimated weighted-average useful life of 17 years. The acquired goodwill is not deductible for income tax purposes. Our estimate of the fair value of the tangible assets/(liabilities) as of the acquisition date is as follows:

(in millions)
Cash, Cash Equivalents and Investments	$736
Accounts Receivable and Other Current Assets	228
Property, Equipment, Capitalized Software and Other Assets	57
Medical Costs Payable	(283)
Other Current Liabilities	(140)

Net Tangible Assets Acquired	$598

The results of operations and financial condition of Oxford and MAMSI have been included in our consolidated financial statements since the acquisition dates and for the entire three month period ended March 31, 2005. The unaudited pro forma financial information presented below assumes that the acquisitions of Oxford and MAMSI had occurred as of the beginning of the three month period ended March 31, 2004. The pro forma adjustments include the pro forma effect of UnitedHealth Group shares issued in the acquisitions, the amortization of finite-lived intangible assets arising from the purchase price allocations, interest expense related to financing the cash portion of the purchase price and the associated income tax effects of the pro forma adjustments. Because the unaudited pro forma financial information has been prepared based on estimates of fair values, the actual amounts recorded as of the completion of the Oxford purchase price allocation may differ from the information presented below. The following unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that would have occurred had the Oxford and MAMSI acquisitions been consummated at the beginning of the period presented.

Proforma—unaudited	For the Three Months Ended March 31, 2004
(in millions, except per share data)
Revenues	$9,845
Net Earnings	$651
Earnings Per Share:
Basic	$0.97
Diluted	$0.93

On December 10, 2004, our Uniprise business segment acquired Definity Health Corporation (Definity). Definity is the national market leader in consumer-driven health benefit programs. This acquisition strengthened our position in the emerging consumer-driven health benefits marketplace. We paid $305 million in cash in exchange for all of the outstanding stock of Definity. The purchase price and costs associated with the acquisition exceeded the preliminary estimated fair value of the net tangible assets acquired by approximately $263 million. Pending completion of an independent valuation analysis, we have preliminarily allocated the excess purchase price over the fair value of the net tangible assets acquired to finite-lived intangible assets of $60 million and associated deferred tax liabilities of $21 million, and goodwill of $224 million. The finite-lived intangible assets consist primarily of member lists, with an estimated weighted-average useful life of 15 years. The acquired goodwill is not deductible for income tax purposes. The results of operations and financial condition of Definity have been included in our consolidated financial statements since the acquisition date. The pro forma effects of the Definity acquisition on our consolidated financial statements were not material. Our preliminary estimate of the acquired net tangible assets of

UNITEDHEALTH GROUP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

$42 million, which is subject to further refinement, consisted mainly of cash, cash equivalents, accounts receivable, property and equipment and other assets partially offset by current liabilities.

4. Cash, Cash Equivalents and Investments

As of March 31, 2005, the amortized cost, gross unrealized gains and losses, and fair value of cash, cash equivalents and investments were as follows (in millions):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash and Cash Equivalents	$4,073	$—	$—	$4,073
Debt Securities—Available for Sale	8,091	112	(58)	8,145
Equity Securities—Available for Sale	201	13	(2)	212
Debt Securities—Held to Maturity	133	—	—	133

Total Cash and Investments	$12,498	$125	$(60)	$12,563

The gross unrealized losses of $60 million were largely due to interest rate increases and relate to debt securities with an aggregate fair value of $4.2 billion. As of March 31, 2005, we had no investments in a continuous unrealized loss position for 12 months or greater.

During the three month periods ended March 31, we recorded realized gains and losses on the sale of investments, excluding the UnitedHealth Capital dispositions described below, as follows (in millions):

	Three Months Ended March, 31,
	2005	2004
Gross Realized Gains	$10	$7
Gross Realized Losses	(8)	—

Net Realized Gains	$2	$7

During the first quarter of 2004, we realized a capital gain of $25 million on the sale of certain UnitedHealth Capital investments. With the gain proceeds from this sale, we made a cash contribution of $25 million to the United Health Foundation in the first quarter of 2004. The realized gain of $25 million and the related contribution expense of $25 million are included in Investment and Other Income in the accompanying Condensed Consolidated Statement of Operations.

5. Goodwill and Other Intangible Assets

Changes in the carrying amount of goodwill, by segment, for the three months ended March 31, 2004 and 2005, were as follows (in millions):

	Health Care Services	Uniprise	Specialized Care Services	Ingenix	Consolidated Total
Balance at December 31, 2003	$1,770	$698	$409	$632	$3,509
Acquisitions and Subsequent Payments	1,935	—	—	2	1,937

Balance at March 31, 2004	$3,705	$698	$409	$634	$5,446

Balance at December 31, 2004	$7,494	$903	$409	$664	$9,470
Acquisitions and Subsequent Payments	8	—	—	11	19

Balance at March 31, 2005	$7,502	$903	$409	$675	$9,489

UNITEDHEALTH GROUP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The weighted-average useful life, gross carrying value, accumulated amortization and net carrying value of other intangible assets as of March 31, 2005 and December 31, 2004 were as follows (in millions):

	Weighted- Average Useful Life	March 31, 2005			December 31, 2004
		Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Customer Contracts and Membership Lists	15 years	$1,153	$(66)	$1,087	$1,153	$(46)	$1,107
Patents, Trademarks and Technology	9 years	91	(41)	50	86	(39)	47
Other	11 years	71	(19)	52	69	(18)	51

Total	14 years	$1,315	$(126)	$1,189	$1,308	$(103)	$1,205

Amortization expense relating to intangible assets was approximately $23 million and $8 million for the three months ended March 31, 2005 and 2004, respectively. Estimated amortization expense relating to intangible assets for the years ending December 31 are as follows: $99 million in 2005, $97 million in 2006, $89 million in 2007, $84 million in 2008, and $81 million in 2009.

6. Medical Costs and Medical Costs Payable

Medical costs and medical costs payable include estimates of our obligations for medical care services that have been rendered on behalf of insured consumers but for which we have either not yet received or processed claims, and for liabilities for physician, hospital and other medical cost disputes. We develop estimates for medical costs incurred but not reported using an actuarial process that is consistently applied, centrally controlled and automated. The actuarial models consider factors such as time from date of service to claim receipt, claim backlogs, care provider contract rate changes, medical care consumption and other medical cost trends. Each period, we re-examine previously established medical costs payable estimates based on actual claim submissions and other changes in facts and circumstances. As the liability estimates recorded in prior periods become more exact, we increase or decrease the amount of the estimates, and include the changes in estimates in medical costs in the period in which the change is identified. In every reporting period, our operating results include the effects of more completely developed medical costs payable estimates associated with previously reported periods.

Our medical costs payable estimates as of December 31, 2004 developed favorably by approximately $190 million in the first quarter of 2005. Our medical costs payable estimates as of December 31, 2003 developed favorably by approximately $90 million in the first quarter of 2004. Management believes the amount of medical costs payable is reasonable and adequate to cover the company’s liability for unpaid claims as of March 31, 2005.

UNITEDHEALTH GROUP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Commercial Paper and Debt

Commercial paper and debt consisted of the following (in millions):

	March 31, 2005		December 31, 2004
	Carrying Value	Fair Value	Carrying Value	Fair Value
Commercial Paper	$—	$—	$273	$273
7.5% Senior Unsecured Notes due November 2005	400	409	400	417
5.2% Senior Unsecured Notes due January 2007	400	407	400	413
3.4% Senior Unsecured Notes due August 2007	550	538	550	546
3.3% Senior Unsecured Notes due January 2008	500	485	500	493
3.8% Senior Unsecured Notes due February 2009	250	243	250	247
4.1% Senior Unsecured Notes due August 2009	450	441	450	452
4.9% Senior Unsecured Notes due April 2013	450	445	450	453
4.8% Senior Unsecured Notes due February 2014	250	244	250	248
5.0% Senior Unsecured Notes due August 2014	500	494	500	503
4.9% Senior Unsecured Notes due March 2015	500	487	—	—

Total Commercial Paper and Debt	4,250	4,193	4,023	4,045
Less Current Maturities	(400)	(409)	(673)	(690)

Long-Term Debt, less current maturities	$3,850	$3,784	$3,350	$3,355

In March 2005, we issued $500 million of 4.9% fixed-rate notes due March 2015. We used the proceeds from this borrowing for general corporate purposes including repayment of commercial paper, working capital and share repurchases.

We have interest rate swap agreements that qualify as fair value hedges to convert the majority of our interest rate exposure from a fixed to a variable rate. The interest rate swap agreements have aggregate notional amounts of $3.4 billion with variable rates that are benchmarked to the London Interbank Offered Rate (LIBOR). At March 31, 2005, the rates used to accrue interest expense on these agreements ranged from 3.4% to 4.1%. The differential between the fixed and variable rates to be paid or received is accrued and recognized over the life of the agreements as an adjustment to interest expense in the Condensed Consolidated Statements of Operations.

We have a $1.0 billion five-year revolving credit facility supporting our commercial paper program that expires in June 2009. As of March 31, 2005, we had no amounts outstanding under this credit facility. Our debt arrangements and credit facility contain various covenants, the most restrictive of which require us to maintain a debt-to-total-capital ratio below 45% and to exceed specified minimum interest coverage levels. We are in compliance with the requirements of all debt covenants.

8. AARP

In January 1998, we entered into a 10-year contract to provide health insurance products and services to members of AARP. These products and services are provided to supplement benefits covered under traditional Medicare. Under the terms of the contract, we are compensated for transaction processing and other services as well as for assuming underwriting risk. We are also engaged in product development activities to complement the insurance offerings under this program. Premium revenues from our portion of the AARP insurance offerings are approximately $4.6 billion annually.

The underwriting gains or losses related to the AARP business are directly recorded as an increase or decrease to a rate stabilization fund (RSF). The primary components of the underwriting results are premium

UNITEDHEALTH GROUP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

revenue, medical costs, investment income, administrative expenses, member service expenses, marketing expenses and premium taxes. Underwriting gains and losses are recorded as an increase or decrease to the RSF and accrue to the overall benefit of the AARP policyholders, unless cumulative net losses were to exceed the balance in the RSF. To the extent underwriting losses exceed the balance in the RSF, we would have to fund the deficit. Any deficit we fund could be recovered by underwriting gains in future periods of the contract. To date, we have not been required to fund any underwriting deficits. The RSF balance is reported in Other Policy Liabilities in the accompanying Consolidated Balance Sheets. We believe the RSF balance is sufficient to cover potential future underwriting or other risks associated with the contract.

The following AARP program-related assets and liabilities are included in our Condensed Consolidated Balance Sheets (in millions):

	Balance as of
	March 31, 2005	December 31, 2004
Accounts Receivable	$409	$389
Assets Under Management	$1,816	$1,883
Medical Costs Payable	$970	$899
Other Policy Liabilities	$1,042	$1,162
Other Current Liabilities	$213	$211

The effects of changes in balance sheet amounts associated with the AARP program accrue to the overall benefit of the AARP policyholders through the RSF balance. Accordingly, we do not include the effect of such changes in our Condensed Consolidated Statements of Cash Flows.

Pursuant to our agreement, AARP assets under management are managed separately from our general investment portfolio and are used to pay costs associated with the AARP program. These assets are invested at our discretion, within investment guidelines approved by AARP. We do not guarantee any rates of investment return on these investments and, upon transfer of the AARP contract to another entity, we would transfer cash equal in amount to the fair value of these investments at the date of transfer to that entity. Interest earnings and realized investment gains and losses on these assets accrue to the overall benefit of the AARP policyholders through the RSF. As such, they are not included in our earnings. Assets under management are reported at their fair market value, and unrealized gains and losses are included directly in the RSF associated with the AARP program. As of March 31, 2005, the amortized cost, gross unrealized gains and losses, and fair value of cash, cash equivalents and investments associated with the AARP insurance program, included in Assets Under Management, were as follows (in millions):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash and Cash Equivalents	$115	$—	$—	$115
Debt Securities—Available for Sale	1,696	19	(14)	1,701

Total Cash and Investments	$1,811	$19	$(14)	$1,816

9. Stock Repurchase Program

Under our board of directors’ authorization, we maintain a common stock repurchase program. Repurchases may be made from time to time at prevailing prices, subject to restrictions on volume, pricing and timing. During the three months ended March 31, 2005, we repurchased 13.2 million shares at an average price of approximately

UNITEDHEALTH GROUP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

$90 per share and an aggregate cost of approximately $1.2 billion. As of March 31, 2005, we had board of directors’ authorization to purchase up to an additional 41.4 million shares of our common stock.

10. Comprehensive Income

The table below presents comprehensive income, defined as changes in the equity of our business excluding changes resulting from investments by and distributions to our shareholders, for the three month periods ended March 31 (in millions):

	Three Months Ended March 31,
	2005	2004
Net Earnings	$779	$554
Change in Net Unrealized Gains on Investments, net of tax effects	(90)	45

Comprehensive Income	$689	$599

11. Segment Financial Information

The following is a description of the types of products and services from which each of our business segments derives its revenues:

•	Health Care Services consists of the UnitedHealthcare, Ovations and AmeriChoice businesses. UnitedHealthcare coordinates network-based health and well-being services on behalf of multistate mid-sized and local employers and consumers. Ovations delivers health and well-being services to Americans over the age of 50, including the administration of supplemental health insurance coverage on behalf of AARP. AmeriChoice facilitates and manages health care services for state-sponsored Medicaid programs and their beneficiaries. The financial results of UnitedHealthcare, Ovations and AmeriChoice have been combined in the Health Care Services segment column in the tables presented below because these businesses have similar economic characteristics and have similar products and services, types of customers, distribution methods and operational processes, and operate in a similar regulatory environment, typically within the same legal entity.

•	Uniprise provides network-based health and well-being services, business-to-business transaction processing services, consumer connectivity and technology support services to large employers and health plans, and provides health-related consumer and financial transaction products and services.

•	Specialized Care Services offers a comprehensive array of specialized benefits, networks, services and resources to help consumers improve their health and well-being.

•	Ingenix is a leader in the field of health care data analysis and application, serving pharmaceutical companies, health insurers and other payers, physicians and other health care providers, large employers and governments.

Transactions between business segments principally consist of customer service and transaction processing services that Uniprise provides to Health Care Services, certain product offerings sold to Uniprise and Health Care Services customers by Specialized Care Services, and sales of medical benefits cost, quality and utilization data and predictive modeling to Health Care Services and Uniprise by Ingenix. These transactions are recorded at management’s best estimate of fair value, as if the services were purchased from or sold to third parties. All intersegment transactions are eliminated in consolidation. Assets and liabilities that are jointly used are assigned to each segment using estimates of pro-rata usage. Cash and investments are assigned such that each segment has minimum specified levels of regulatory capital or working capital for non-regulated businesses. The “Corporate and Eliminations” column also includes eliminations of intersegment transactions.

UNITEDHEALTH GROUP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents segment financial information for the three month periods ended March 31, 2005 and 2004 (in millions):

Three Months Ended March 31, 2005	Health Care Services	Uniprise	Specialized Care Services	Ingenix	Eliminations	Consolidated
Revenues—External Customers	$9,527	$757	$382	$107	$—	$10,773
Revenues—Intersegment	—	176	260	59	(495)	—
Investment and Other Income	101	8	5	—	—	114

Total Revenues	$9,628	$941	$647	$166	$(495)	$10,887

Earnings from Operations	$910	$189	$133	$24	$—	$1,256

Three Months Ended March 31, 2004	Health Care Services	Uniprise	Specialized Care Services	Ingenix	Eliminations	Consolidated
Revenues—External Customers	$6,972	$666	$324	$91	$—	$8,053
Revenues—Intersegment	—	161	225	49	(435)	—
Investment and Other Income	78	8	5	—	—	91

Total Revenues	$7,050	$835	$554	$140	$(435)	$8,144

Earnings from Operations	$577	$167	$113	$19	$—	$876

12. Commitments and Contingencies

Legal Matters

Because of the nature of our businesses, we are routinely made party to a variety of legal actions related to the design, management and offerings of our services. We record liabilities for our estimates of probable costs resulting from these matters. These matters include, but are not limited to, claims relating to health care benefits coverage, medical malpractice actions, contract disputes and claims related to disclosure of certain business practices. Following the events of September 11, 2001, the cost of business insurance coverage increased significantly. As a result, we have increased the amount of risk that we self-insure, particularly with respect to matters incidental to our business.

Beginning in 1999, a series of class action lawsuits were filed against us and virtually all major entities in the health benefits business. In December 2000, a multidistrict litigation panel consolidated several litigation cases involving UnitedHealth Group and our affiliates in the Southern District Court of Florida, Miami division. Generally, the health care provider plaintiffs allege violations of ERISA and RICO in connection with alleged undisclosed policies intended to maximize profits. Other allegations include breach of state prompt payment laws and breach of contract claims for failure to timely reimburse providers for medical services rendered. The consolidated suits seek injunctive, compensatory and equitable relief as well as restitution, costs, fees and interest payments. The trial court granted the health care providers’ motion for class certification and that order was reviewed by the Eleventh Circuit Court of Appeals. The Eleventh Circuit affirmed the class action status of the RICO claims, but reversed as to the breach of contract, unjust enrichment and prompt payment claims. Through a series of motions and appeals, all direct claims against UnitedHealthcare have been compelled to arbitration. The trial court has denied UnitedHealthcare’s further motion to compel the secondary RICO claims to arbitration and the Eleventh Circuit affirmed that order. A trial date has been set for September 2005. The trial court has ordered that the trial be bifurcated into separate liability and damage proceedings.

UNITEDHEALTH GROUP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On March 15, 2000, the American Medical Association filed a lawsuit against the company in the Supreme Court of the State of New York, County of New York. On April 13, 2000, we removed this case to the United States District Court for the Southern District of New York. The suit alleges causes of action based on ERISA, as well as breach of contract and the implied covenant of good faith and fair dealing, deceptive acts and practices, and trade libel in connection with the calculation of reasonable and customary reimbursement rates for non-network providers. The suit seeks declaratory, injunctive and compensatory relief as well as costs, fees and interest payments. An amended complaint was filed on August 25, 2000, which alleged two classes of plaintiffs, an ERISA class and a non-ERISA class. After the Court dismissed certain ERISA claims and the claims brought by the American Medical Association, a third amended complaint was filed. On October 25, 2002, the court granted in part and denied in part our motion to dismiss the third amended complaint. On May 21, 2003, we filed a counterclaim complaint in this matter alleging antitrust violations against the American Medical Association and asserting claims based on improper billing practices against an individual provider plaintiff. On May 26, 2004, we filed a motion for partial summary judgment seeking the dismissal of certain claims and parties based, in part, due to lack of standing. On July 16, 2004, plaintiffs filed a motion for leave to file an amended complaint, seeking to assert RICO violations.

Although the results of pending litigation are always uncertain, we do not believe the results of any such actions currently threatened or pending, including those described above, will, individually or in aggregate, have a material adverse effect on our consolidated financial position or results of operations.

Government Regulation

Our business is regulated at federal, state, local and international levels. The laws and rules governing our business and interpretations of those laws and rules are subject to frequent change. Broad latitude is given to the agencies administering those regulations. State legislatures and Congress continue to focus on health care issues as the subject of proposed legislation. Existing or future laws and rules could force us to change how we do business, restrict revenue and enrollment growth, increase our health care and administrative costs and capital requirements, and increase our liability in federal and state courts for coverage determinations, contract interpretation and other actions. Further, we must obtain and maintain regulatory approvals to market many of our products.

We typically have and are currently involved in various governmental investigations, audits, and reviews. These include routine, regular and special investigations, audits, and reviews by CMS, state insurance and health and welfare departments and state attorneys general, the Office of the Inspector General, the Office of Personnel Management, the Office of Civil Rights, the Department of Justice, and U.S. Attorneys. Such government actions can result in assessment of damages, civil or criminal fines or penalties, or other sanctions, including restrictions or changes in the way we conduct business, loss of licensure or exclusion from participation in government programs. We record liabilities for our estimate of probable costs resulting from these matters. Although the results of pending matters are always uncertain, we do not believe the results of any of the current investigations, audits or reviews, currently threatened or pending, individually or in the aggregate, will have a material adverse effect on our consolidated financial position or results of operations.

Other Contingencies

In 2002, Oxford, which we acquired on July 29, 2004, entered into agreements with two insurance companies that guaranteed cost reduction targets related to certain orthopedic medical services. In 2003, the insurers sought to rescind or terminate the agreements claiming various misrepresentations and material breaches of the agreements by Oxford. Pursuant to the agreements, Oxford filed claims to recover approximately $50 million of costs incurred and expensed in excess of the cost reduction targets for the period from November 2002 to October 2004. An arbitration hearing with the insurance company holding a large majority of the coverage

UNITEDHEALTH GROUP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

under the policies was held in January 2005, and a decision was issued on February 22, 2005, denying the insurer’s ability to rescind or terminate its agreement. As a result of the decision, Oxford was awarded approximately $30 million in net recoveries. The insurer has not yet indicated whether it will appeal this decision. Oxford will not record the net recoveries until all contingencies have been resolved. We believe that the remaining insurer’s claims are also without merit, and we will vigorously seek to enforce our rights.

13. Recently Issued Accounting Standards

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (FAS No. 123(R)), which amends FASB Statement Nos. 123 and 95. FAS No. 123(R) requires all companies to measure compensation expense for all share-based payments (including employee stock options) at fair value and recognize the expense over the related service period. Additionally, excess tax benefits, as defined in FAS No. 123(R), will be recognized as an addition to paid-in capital and will be reclassified from operating cash flows to financing cash flows in the Consolidated Statements of Cash Flows. In April 2005, the effective date of FAS No. 123(R) was delayed until the first quarter of 2006. We are currently evaluating the effect that FAS No. 123(R) will have on our financial position, results of operations and operating cash flows. We have included information regarding the effect on net earnings and net earnings per common share had we applied the fair value expense recognition provisions of the original FAS No. 123 within Note 2.

In March 2004, the FASB issued EITF Issue No. 03-1 (EITF 03-1), “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.” EITF 03-1 includes new guidance for evaluating and recording impairment losses on certain debt and equity investments when the fair value of the investment security is less than its carrying value. In September 2004, the FASB delayed the effective date for the measurement and recognition provisions until the issuance of additional implementation guidance. The delay does not suspend the requirement to recognize impairment losses as required by existing authoritative literature. We will evaluate the impact of this new accounting standard on our process for determining other-than-temporary impairments of applicable debt and equity securities upon final issuance.

14. Subsequent Event—Stock Split

On May 3, 2005, our board of directors declared a two-for-one stock split of our common stock. The stock split will occur on May 27, 2005, for shareholders of record on May 20, 2005. As a result of the split, the authorized, issued and outstanding shares will double. The number of shares available for repurchase under our board of directors’ share repurchase authorization discussed in Note 9 will also double.

The following table presents pro forma basic and diluted net earnings per common share to reflect the two-for-one common stock split.

	For the Three Months Ended March 31,
	2005	2004
BASIC NET EARNINGS PER COMMON SHARE
As Reported	$1.22	$0.92
Pro Forma	$0.61	$0.46
DILUTED NET EARNINGS PER COMMON SHARE
As Reported	$1.16	$0.88
Pro Forma	$0.58	$0.44

We intend to increase our annual cash dividend rate on a post-split basis by maintaining our 3-cent per share annual dividend after the split, effectively doubling the dividend rate from its current level.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

UnitedHealth Group Incorporated

Minnetonka, Minnesota

We have reviewed the accompanying condensed consolidated balance sheet of UnitedHealth Group Incorporated and Subsidiaries (the Company) as of March 31, 2005, and the related condensed consolidated statements of operations and cash flows for the three-month periods ended March 31, 2005 and 2004. These interim condensed consolidated financial statements are the responsibility of the Company’s management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to such condensed consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of UnitedHealth Group Incorporated and Subsidiaries as of December 31, 2004, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the year then ended (not presented herein); and in our report dated February 28, 2005, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2004 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota

May 5, 2005

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read together with the accompanying unaudited condensed consolidated financial statements and notes. In addition, the following discussion should be considered in light of a number of factors that affect the Company, the industry in which we operate, and business generally. These factors are described in the Cautionary Statements section of this Quarterly Report.

Summary highlights of our first quarter 2005 results include:

•	Diluted net earnings per common share of $1.16, an increase of 32% from $0.88 per share reported in the first quarter of 2004 and an increase of 6% from $1.09 per share reported in the fourth quarter of 2004.

•	Consolidated revenues of $10.9 billion increased $2.7 billion, or 34%, over the first quarter of 2004. Excluding the impact of acquisitions, consolidated revenues increased by approximately 11% over the prior year.

•	Earnings from operations of $1.3 billion, up $380 million, or 43%, over the prior year and up $68 million, or 6%, sequentially over the fourth quarter of 2004.

•	Consolidated operating margin of 11.5% improved 70 basis points from 10.8% in the first quarter of 2004.

•	Cash flows from operations of $1.2 billion for the three months ended March 31, 2005, an increase of 33% compared to $910 million for the first quarter of 2004.

•	The consolidated medical care ratio of 80.1% declined from 80.8% in the first quarter of 2004.

•	The operating cost ratio of 14.9% improved from 16.2% during the first quarter of 2004.

UnitedHealth Group acquired Oxford Health Plans, Inc. (Oxford) in July 2004 for total consideration of approximately $5.0 billion and acquired Mid Atlantic Medical Services, Inc. (MAMSI) in February 2004 for total consideration of approximately $2.7 billion. The results of operations and financial condition of Oxford and MAMSI have been included in UnitedHealth Group’s Consolidated Financial Statements since the respective acquisition dates.

	Three Months Ended March 31,
(In millions, except per share data)	2005	2004	Percent Change
Revenues	$10,887	$8,144	34%
Earnings from Operations	$1,256	$876	43%
Net Earnings	$779	$554	41%
Diluted Net Earnings Per Common Share	$1.16	$0.88	32%
Medical Care Ratio	80.1%	80.8%
Medical Care Ratio, excluding AARP	78.9%	79.5%
Operating Cost Ratio	14.9%	16.2%
Return on Equity (annualized)	29.3%	35.9%
Operating Margin	11.5%	10.8%

Results of Operations

Consolidated Financial Results

Revenues

Revenues are comprised of premium revenues from risk-based products; service revenues, which primarily include fees for management, administrative and consulting services; and investment and other income.

Premium revenues are primarily derived from risk-based health insurance arrangements in which the premium is fixed, typically for a one-year period, and we assume the economic risk of funding our customers’ health care services and related administrative costs. Service revenues consist primarily of fees derived from services performed for customers that self-insure the medical costs of their employees and their dependents. For both premium risk-based and fee-based customer arrangements, we provide coordination and facilitation of medical services; transaction processing; customer, consumer and care provider services; and access to contracted networks of physicians, hospitals and other health care professionals.

Consolidated revenues increased by $2.7 billion, or 34%, year-over-year in the first quarter of 2005 to $10.9 billion, primarily as a result of revenues from businesses acquired since the beginning of 2004. Excluding the impact of these acquisitions, consolidated revenues increased by approximately 11% as a result of rate increases on premium-based and fee-based services and growth in individuals served across business segments. Following is a discussion of first quarter consolidated revenue trends for each of our three revenue components.

Premium Revenues

Consolidated premium revenues totaled $9.9 billion in the first quarter of 2005, an increase of $2.6 billion, or 36%, over the first quarter of 2004. Excluding the impact of acquisitions, consolidated premium revenues increased by approximately 11% over the prior year.

UnitedHealthcare premium revenues increased by $2.0 billion, or 46%, to $6.3 billion in the first quarter of 2005. Excluding premium revenues from businesses acquired in 2004, UnitedHealthcare premium revenues increased by approximately 10%. This increase is primarily due to average net premium rate increases of approximately 8% to 9% on UnitedHealthcare’s renewing commercial risk-based products and an increase in the number of individuals served by UnitedHealthcare’s commercial risk-based products. Ovations premium revenues increased by 26% in the first quarter of 2005. Excluding the impact of acquisitions, Ovations premium revenues increased by 16% driven primarily by an increase in the number of individuals it serves through Medicare Advantage products, as well as rate increases on these products. Premium revenues from AmeriChoice’s Medicaid programs increased by $104 million, or 15%, over the first quarter of 2004 primarily driven by an increase in the number of individuals served and rate increases. The remaining premium revenue increase is due mainly to strong growth in the number of individuals served by several Specialized Care Services’ businesses.

Service Revenues

Service revenues during the first quarter of 2005 totaled $902 million, an increase of $113 million, or 14%, over the first quarter of 2004. The increase in service revenues was driven primarily by aggregate growth of 7% in the number of individuals served by Uniprise and UnitedHealthcare under fee-based arrangements since the first quarter of 2004, excluding the impact of acquisitions, as well as annual rate increases. In addition, Ingenix service revenues increased by 19% due to new business growth in the health information and clinical research businesses.

Investment and Other Income

Investment and other income during the first quarter of 2005 totaled $114 million, representing an increase of $23 million from the comparable period in 2004. Interest income increased by $28 million in 2005, principally due to the impact of increased levels of cash and fixed-income investments from the acquisitions of Oxford and MAMSI and higher yields on fixed-income investments. Net capital gains on sales of investments were $2 million in the first quarter of 2005 compared with $7 million in the first quarter of 2004.

Medical Costs

The combination of pricing, benefit designs, consumer health care utilization and comprehensive care facilitation efforts is reflected in the medical care ratio (medical costs as a percentage of premium revenues).

The consolidated medical care ratio decreased from 80.8% in the first quarter of 2004 to 80.1% in the first quarter of 2005. Excluding the AARP business,1 the medical care ratio decreased 60 basis points from 79.5% in the first quarter of 2004 to 78.9% in the first of quarter of 2005. The medical care ratio decrease resulted primarily from the increase in favorable medical cost development related to prior periods and changes in product, business and customer mix.

Each period, our operating results include the effects of revisions in medical cost estimates related to all prior periods. Changes in medical cost estimates related to prior periods, resulting from more complete claim information, are identified in the current period and are included in total medical costs reported for the current period. Medical costs for the first quarter of 2005 include approximately $190 million of favorable medical cost development related to prior fiscal years. Medical costs for the first quarter of 2004 include approximately $90 million of favorable medical cost development related to prior fiscal years. The increase in favorable medical cost development was driven primarily by lower than anticipated medical cost utilization and growth in the size of the medical cost base and related medical payables due to businesses acquired during 2004.

On an absolute dollar basis, first quarter 2005 medical costs increased $2.0 billion, or 35%, over the comparable 2004 period principally due to the impact of businesses acquired during 2004. Excluding the impact of acquisitions, medical costs increased by approximately 9%. This increase was primarily driven by an 8% increase in medical cost trend due to inflation and a slight increase in health care consumption.

Operating Costs

The operating cost ratio (operating costs as a percentage of total revenues) for the first quarter of 2005 was 14.9%, down from 16.2% in the comparable 2004 period. This decrease was primarily driven by revenue mix changes, with premium revenues growing at a faster rate than service revenues largely due to recent acquisitions. Operating costs as a percentage of premium revenues are generally considerably lower than operating costs as a percentage of fee-based revenues. Additionally, the decrease in the operating cost ratio reflects productivity gains from technology deployment and other cost management initiatives.

On an absolute dollar basis, operating costs for the first quarter of 2005 increased $303 million, or 23%, over the first quarter of 2004. Excluding the impact of acquisitions, operating costs increased by approximately 8%. This increase was driven by a 5% increase in the total number of individuals served by Health Care Services and Uniprise in the first quarter of 2005 compared to the first quarter of 2004, excluding the impact of acquisitions, and general operating cost inflation, partially offset by productivity gains from technology deployment and other cost management initiatives.

Depreciation and Amortization

Depreciation and amortization was $109 million and $82 million for the three month periods ended March 31, 2005 and 2004, respectively. The $27 million increase is primarily related to intangible assets acquired in business acquisitions in 2004 and higher levels of computer equipment and capitalized software as a result of technology enhancements, business growth and businesses acquired in 2004.

Income Taxes

Our effective income tax rate was 35.5% in the first quarter of 2005 and 35.0% in the first quarter of 2004. The increase is mainly driven by changes in business and income mix between states with differing income tax rates.

1	Management believes disclosure of the medical care ratio excluding the AARP business is meaningful since underwriting gains or losses related to the AARP business accrue to the overall benefit of the AARP policyholders through a rate stabilization fund (RSF). Although the company is at risk for underwriting losses to the extent cumulative net losses exceed the balance in the RSF, we have not been required to fund any underwriting deficits to date, and management believes the RSF balance is sufficient to cover potential future underwriting or other risks associated with the contract during the foreseeable future.

Business Segments

The following summarizes the operating results of our business segments for three month periods ended March 31 (in millions):

Revenues

	Three Months Ended March 31,
	2005	2004	Percent Change
Health Care Services	$9,628	$7,050	37%
Uniprise	941	835	13%
Specialized Care Services	647	554	17%
Ingenix	166	140	19%
Eliminations	(495)	(435)	n/a

Consolidated Revenues	$10,887	$8,144	34%

Earnings from Operations

	Three Months Ended March 31,
	2005	2004	Percent Change
Health Care Services	$910	$577	58%
Uniprise	189	167	13%
Specialized Care Services	133	113	18%
Ingenix	24	19	26%

Consolidated Earnings from Operations	$1,256	$876	43%

Health Care Services

The Health Care Services segment, comprised of the UnitedHealthcare, Ovations and AmeriChoice businesses, had first quarter 2005 revenues of $9.6 billion, representing an increase of $2.6 billion, or 37%, over the first quarter of 2004. Excluding the impact of acquisitions, Health Care Services revenues increased by approximately 11%.

The increase in revenues primarily resulted from an increase of $2.0 billion in UnitedHealthcare premium revenues due mainly to the premium revenues from businesses acquired during 2004. Excluding the impact of acquisitions, UnitedHealthcare premium revenues increased approximately 10% over the first quarter of 2004 driven by average net premium rate increases of approximately 8% to 9% on UnitedHealthcare’s renewing commercial risk-based products and an increase in the number of individuals served by UnitedHealthcare’s commercial risk-based products. The remaining increase in Health Care Services revenues is largely attributable to growth in the number of individuals served by Ovations’ Medicare Advantage products and growth in the number of individuals served by AmeriChoice’s Medicaid programs, as well as rate increases on all of these products.

The Health Care Services segment had first quarter 2005 earnings from operations of $910 million, representing an increase of $333 million, or 58%, over the first quarter of 2004. This increase primarily resulted from revenue growth and improved gross margins on UnitedHealthcare’s risk-based products, growth in the number of individuals served by UnitedHealthcare’s commercial risk-based and fee-based products, and the acquisitions of Oxford and MAMSI during 2004. UnitedHealthcare’s commercial medical care ratio improved to

78.4% in the first quarter of 2005 from 79.3% in the first quarter of 2004. The decrease is mainly due to the increase in favorable medical cost development related to prior periods and changes in product, business and customer mix. Health Care Services’ first quarter 2005 operating margin was 9.5%, an increase of 130 basis points over the first quarter of 2004 driven mainly by the improved commercial medical care ratio and changes in business and customer mix.

The following table summarizes individuals served by Health Care Services, by major market segment and funding arrangement, as of March 31 (in thousands)1:

	2005	2004
Commercial
Risk-based	7,675	6,200
Fee-based	3,380	3,045

Total Commercial	11,055	9,245
Medicare	345	235
Medicaid	1,260	1,220

Total Health Care Services	12,660	10,700

1	Excludes individuals served by Ovations’ Medicare supplement products provided to AARP members.

The number of individuals served by UnitedHealthcare’s commercial business as of March 31, 2005 increased approximately 1.8 million, or 20%, over the first quarter of 2004. Excluding the acquisition of Oxford, UnitedHealthcare’s commercial business increased by 400,000, or 4% over the prior year. This included an increase of approximately 300,000 in the number of individuals served with commercial fee-based products, driven by new customer relationships and customers converting from risk-based products to fee-based products, in addition to an increase of approximately 100,000 in the number of individuals served with commercial risk-based products driven primarily by new customer relationships.

Excluding the impact of the Oxford acquisition, the number of individuals served by Ovations’ Medicare Advantage products increased by 40,000, or 17%, from the first quarter of 2004 and AmeriChoice’s Medicaid enrollment increased by 40,000, or 3%, due mainly to new customer relationships since the first quarter of 2004.

Uniprise

Uniprise revenues in the first quarter of 2005 were $941 million, representing an increase of $106 million, or 13%, over the 2004 comparable period. This increase was driven primarily by growth of 6% in the number of individuals served by Uniprise in the first quarter of 2005 over the first quarter of 2004, excluding the impact of the acquisition of Definity Health Corporation (Definity) in December 2004, and annual service fee rate increases for self-insured customers. Uniprise served 10.5 million individuals as of March 31, 2005.

Uniprise first quarter 2005 earnings from operations were $189 million, an increase of $22 million, or 13%, over the first quarter of 2004. Operating margin improved to 20.1% in the first quarter of 2005 from 20.0% in the comparable 2004 period. Uniprise has expanded its operating margin through operating cost efficiencies derived from process improvements, technology deployment and cost management initiatives that have reduced labor and occupancy costs in its transaction processing and customer service, billing and enrollment functions. Additionally, Uniprise’s infrastructure can be scaled efficiently, allowing its business to grow revenues at a proportionately higher rate than the associated growth in operating expenses.

Specialized Care Services

Specialized Care Services had revenues of $647 million in the first quarter of 2005, an increase of $93 million, or 17%, over the comparable 2004 period. This increase was principally driven by an increase in the number of individuals served by several of its specialty benefit businesses and rate increases related to these businesses.

Earnings from operations in the first quarter of 2005 of $133 million increased $20 million, or 18%, over the first quarter of 2004. Specialized Care Services’ operating margin increased to 20.6% in the first quarter of 2005, up from 20.4% in the comparable 2004 period. This increase was driven primarily by operational and productivity improvements within Specialized Care Services’ businesses and consolidation of the production and service operation infrastructure to enhance productivity and efficiency and to improve the quality and consistency of service, partially offset by a business mix shift toward higher revenue, lower margin products.

Ingenix

Ingenix revenues in the first quarter of 2005 of $166 million increased by $26 million, or 19%, over the comparable 2004 period due primarily to new business growth in the health information and clinical research businesses.

Earnings from operations were $24 million in the first quarter of 2005, up $5 million, or 26%, from the comparable 2004 period. The operating margin was 14.5% in the first quarter of 2005, up from 13.6% in the first quarter of 2004. These increases were driven by growth and improving gross margins in the health information and clinical research businesses. Ingenix typically generates higher revenues and operating margins in the second half of the year due to seasonally strong demand for higher margin health information products.

Financial Condition and Liquidity at March 31, 2005

Liquidity and Capital Resources

We manage our cash, investments and capital structure so we are able to meet the short- and long-term obligations of our business while maintaining strong financial flexibility and liquidity. We forecast, analyze and monitor our cash flows to enable prudent investment management and financing within the confines of our financial strategy.

Our regulated subsidiaries generate significant cash flows from operations. A majority of the assets held by our regulated subsidiaries are in the form of cash, cash equivalents and investments. After considering expected cash flows from operating activities, we generally invest cash of regulated subsidiaries that exceed our short-term obligations in longer term, investment-grade, marketable debt securities to improve our overall investment return. Factors we consider in making these investment decisions include our board of directors’ approved investment policy, regulatory limitations, return objectives, tax implications, risk tolerance and maturity dates. Our long-term investments are also available for sale to meet short-term liquidity and other needs. Cash in excess of the capital needs of our regulated entities are paid to their non-regulated parent companies, typically in the form of dividends, for general corporate use, when and as permitted by applicable regulations.

Our non-regulated businesses also generate significant cash from operations for general corporate use. Cash flows generated by these entities, combined with the issuance of commercial paper, long-term debt and the availability of committed credit facilities, further strengthen our operating and financial flexibility. We generally use these cash flows to reinvest in our businesses in the form of capital expenditures, to expand the depth and breadth of our services through business acquisitions, and to repurchase shares of our common stock, depending on market conditions.

Cash flows generated from operating activities, our primary source of liquidity, are principally from net earnings, excluding depreciation and amortization. As a result, any future decline in our profitability may have a negative impact on our liquidity. The level of profitability of our risk-based business depends in large part on our ability to accurately predict and price for health care and operating cost increases. This risk is partially mitigated by the diversity of our other businesses, the geographic diversity of our risk-based business and our disciplined underwriting and pricing processes, which seek to match premium rate increases with future health care costs. In 2004, a hypothetical unexpected 1% increase in commercial insured medical costs would have reduced net earnings by approximately $105 million.

The availability of financing in the form of debt or equity is influenced by many factors, including our profitability, operating cash flows, debt levels, debt ratings, debt covenants and other contractual restrictions, regulatory requirements and market conditions. We believe that our strategies and actions toward maintaining financial flexibility mitigate much of this risk.

Cash and Investments

Cash flows from operating activities were $1.2 billion in the first quarter of 2005, representing an increase over the comparable 2004 period of $296 million, or 33%. This increase in operating cash flows resulted primarily from an increase of $246 million in net income excluding depreciation, amortization and other noncash items. Additionally, operating cash flows increased by $50 million due to cash generated by working capital changes, driven largely by increases in medical costs payable. As premium revenues and related medical costs increase, we typically generate incremental operating cash flows because we collect premium revenues in advance of the claim payments for related medical costs.

We maintained a strong financial condition and liquidity position, with cash and investments of $12.6 billion at March 31, 2005. Total cash and investments increased by $310 million since December 31, 2004, primarily due to strong operating cash flows and increased debt levels, partially offset by common stock repurchases, cash paid for business acquisitions and capital expenditures.

As further described under Regulatory Capital and Dividend Restrictions, many of our subsidiaries are subject to various government regulations that restrict the timing and amount of dividends and other distributions that may be paid to their parent companies. At March 31, 2005, approximately $180 million of our $12.6 billion of cash and investments was held by non-regulated subsidiaries and was available for general corporate use, including acquisitions and share repurchases.

Financing and Investing Activities

In addition to our strong cash flows generated by operating activities, we use commercial paper and debt to maintain adequate operating and financial flexibility. As of March 31, 2005 and December 31, 2004, we had commercial paper and debt outstanding of approximately $4.3 billion and $4.0 billion, respectively. Our debt-to-total-capital ratio was 28.7% and 27.3% as of March 31, 2005 and December 31, 2004, respectively. We believe the prudent use of debt leverage optimizes our cost of capital and return on shareholders’ equity, while maintaining appropriate liquidity.

In March 2005, we issued $500 million of 4.9% fixed-rate notes due March 2015. We used the proceeds from this borrowing for general corporate purposes including repayment of commercial paper, working capital and share repurchases.

On July 29, 2004, our Health Care Services business segment acquired Oxford. Under the terms of the purchase agreement, Oxford shareholders received 0.6357 shares of UnitedHealth Group common stock and $16.17 in cash for each share of Oxford common stock they owned. Total consideration issued was approximately $5.0 billion, comprised of approximately 52.2 million shares of UnitedHealth Group common stock (valued at approximately $3.4 billion based upon the average of UnitedHealth Group’s share closing price for two days before, the day of and two days after the acquisition announcement date of April 26, 2004), approximately $1.3 billion in cash and UnitedHealth Group vested common stock options with an estimated fair value of $240 million issued in exchange for Oxford’s outstanding vested common stock options.

On February 10, 2004, our Health Care Services business segment acquired MAMSI. Under the terms of the purchase agreement, MAMSI shareholders received 0.82 shares of UnitedHealth Group common stock and $18 in cash for each share of MAMSI common stock they owned. Total consideration issued was approximately $2.7 billion, comprised of 36.4 million shares of UnitedHealth Group common stock (valued at $1.9 billion based upon the average of UnitedHealth Group’s share closing price for two days before, the day of and two days after the acquisition announcement date of October 27, 2003) and approximately $800 million in cash.

On December 10, 2004, our Uniprise business segment acquired Definity. Under the terms of the purchase agreement, we paid $305 million in cash in exchange for all of the outstanding stock of Definity. Available cash and commercial paper issuance financed the Definity purchase price.

In July 2004, we issued $1.2 billion of commercial paper to fund the cash portion of the Oxford purchase price. In August 2004, we refinanced the commercial paper by issuing $550 million of 3.4% fixed-rate notes due August 2007, $450 million of 4.1% fixed-rate notes due August 2009 and $500 million of 5.0% fixed-rate notes due August 2014.

In February 2004, we issued $250 million of 3.8% fixed-rate notes due February 2009 and $250 million of 4.8% fixed-rate notes due February 2014. We used the proceeds from the February 2004 borrowings to finance a majority of the cash portion of the MAMSI purchase price as described above.

We entered into interest rate swap agreements to convert our interest exposure on a majority of our borrowings from a fixed to a variable rate. Our interest rate swap agreements have aggregate notional amounts of $3.4 billion. At March 31, 2005, the rate used to accrue interest expense on these agreements ranged from 3.4% to 4.1%. The differential between the fixed and variable rates to be paid or received is accrued and recognized over the life of the agreements as an adjustment to interest expense in the Consolidated Statements of Operations.

We have a $1.0 billion five-year revolving credit facility supporting our commercial paper program that expires in June 2009. As of March 31, 2005, we had no amounts outstanding under this credit facility. Commercial paper decreased from $273 million at December 31, 2004, to zero at March 31, 2005.

Our debt arrangements and credit facility contain various covenants, the most restrictive of which require us to maintain a debt-to-total-capital ratio (calculated as the sum of commercial paper and debt divided by the sum of commercial paper, debt and shareholders’ equity) below 45% and to exceed specified minimum interest coverage levels. We are in compliance with the requirements of all debt covenants.

Our senior debt is rated “A” by Standard & Poor’s (S&P) and Fitch, and “A2” by Moody’s. Our commercial paper is rated “A-1” by S&P, “F-1” by Fitch, and “P-1” by Moody’s. During the quarter, our senior debt rating was upgraded from “A3” to “A2” and our commercial paper rating was upgraded from “P-2” to “P-1” by Moody’s. Consistent with our intention of maintaining our senior debt ratings in the “A” range, we intend to maintain our debt-to-total-capital ratio at approximately 30% or less. A significant downgrade in our debt or commercial paper ratings could adversely affect our borrowing capacity and costs.

Under our board of directors’ authorization, we maintain a common stock repurchase program. Repurchases may be made from time to time at prevailing prices, subject to certain restrictions on volume, pricing and timing. During the three months ended March 31, 2005, we repurchased 13.2 million shares at an average price of approximately $90 per share and an aggregate cost of approximately $1.2 billion. As of March 31, 2005, we had board of directors’ authorization to purchase up to an additional 41.4 million shares of our common stock. Our common stock repurchase program is discretionary as we are under no obligation to repurchase shares. We repurchase shares because we believe it is a prudent use of capital. A decision by the company to discontinue share repurchases would significantly increase our liquidity and financial flexibility.

In March 2005, we filed a $3.0 billion S-3 shelf registration statement (for common stock, preferred stock, debt securities and other securities) which was declared effective by the Securities and Exchange Commission in April 2005. This shelf registration statement replaced our $2.0 billion shelf registration statement filed in the first quarter of 2004 which has been fully utilized. We have not yet issued any securities under our new shelf registration statement. We may publicly offer securities from time to time at prices and terms to be determined at the time of offering. Under our S-4 acquisition shelf registration statement, we have remaining issuing capacity of 24.3 million shares of our common stock in connection with acquisition activities. We filed separate S-4 registration statements for the 36.4 million shares issued in connection with the February 2004 acquisition of MAMSI and for the 52.2 million shares issued in connection with the July 2004 acquisition of Oxford described previously.

Contractual Obligations, Off-Balance Sheet Arrangements And Commitments

A summary of future obligations under our various contractual obligations, off-balance sheet arrangements and commitments was disclosed in our December 31, 2004 Annual Report on Form 10-K. There have not been significant changes to the amounts of these obligations other than those items disclosed under the “Financial Condition and Liquidity at March 31, 2005” section. Additionally, we do not have any other material contractual obligations, off-balance sheet arrangements or commitments that require cash resources; however, we continually evaluate opportunities to expand our operations. This includes internal development of new products, programs and technology applications, and may include acquisitions.

AARP

In January 1998, we entered into a 10-year contract to provide health insurance products and services to members of AARP. These products and services are provided to supplement benefits covered under traditional Medicare. Under the terms of the contract, we are compensated for transaction processing and other services as well as for assuming underwriting risk. We are also engaged in product development activities to complement the insurance offerings under this program. Premium revenues from our portion of the AARP insurance offerings are approximately $4.6 billion annually.

The underwriting gains or losses related to the AARP business are directly recorded as an increase or decrease to a rate stabilization fund (RSF). The primary components of the underwriting results are premium revenue, medical costs, investment income, administrative expenses, member services expenses, marketing expenses and premium taxes. Underwriting gains and losses are recorded as an increase or decrease to the RSF and accrue to the overall benefit of the AARP policyholders, unless cumulative net losses were to exceed the balance in the RSF. To the extent underwriting losses exceed the balance in the RSF, we would have to fund the deficit. Any deficit we fund could be recovered by underwriting gains in future periods of the contract. To date, we have not been required to fund any underwriting deficits. As further described in Note 8 to the condensed consolidated financial statements, the RSF balance is reported in Other Policy Liabilities in the accompanying Condensed Consolidated Balance Sheets. We believe the RSF balance is sufficient to cover potential future underwriting or other risks associated with the contract.

Regulatory Capital And Dividend Restrictions

We conduct a significant portion of our operations through companies that are subject to standards established by the National Association of Insurance Commissioners (NAIC). These standards, among other things, require these subsidiaries to maintain specified levels of statutory capital, as defined by each state, and restrict the timing and amount of dividends and other distributions that may be paid to their parent companies. Generally, the amount of dividend distributions that may be paid by a regulated subsidiary, without prior approval by state regulatory authorities, is limited based on the entity’s level of statutory net income and statutory capital and surplus. The agencies that assess our creditworthiness also consider capital adequacy levels when establishing our debt ratings. Consistent with our intent to maintain our senior debt ratings in the “A” range, we maintain an aggregate statutory capital level for our regulated subsidiaries that is significantly higher than the minimum level regulators require.

Critical Accounting Policies And Estimates

Critical accounting policies are those policies that require management to make the most challenging, subjective or complex judgments, often because they must estimate the effects of matters that are inherently uncertain and may change in subsequent periods. Critical accounting policies involve judgments and uncertainties that are sufficiently sensitive to result in materially different results under different assumptions and conditions. The following provides a summary of our accounting policies and estimation procedures surrounding medical costs. For a detailed description of all our critical accounting policies, see the Results of Operations section of the consolidated financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2004.

Medical Costs

Each reporting period, we estimate our obligations for medical care services that have been rendered on behalf of insured consumers but for which claims have either not yet been received or processed, and for liabilities for physician, hospital and other medical cost disputes. We develop estimates for medical care services incurred but not reported using an actuarial process that is consistently applied, centrally controlled and automated. The actuarial models consider factors such as time from date of service to claim receipt, claim backlogs, seasonal variances in medical care consumption, care provider contract rate changes, medical care utilization and other medical cost trends, membership volume and demographics, benefit plan changes, and business mix changes related to products, customers and geography. Depending on the health care provider and type of service, the typical billing lag for services can range from two to 90 days from the date of service. Substantially all claims related to medical care services are known and settled within nine to 12 months from the date of service. We estimate liabilities for physician, hospital and other medical cost disputes based upon an analysis of potential outcomes, assuming a combination of litigation and settlement strategies.

Each period, we re-examine previously established medical costs payable estimates based on actual claim submissions and other changes in facts and circumstances. As the liability estimates recorded in prior periods become more exact, we increase or decrease the amount of the estimates, and include the changes in estimates in medical costs in the period in which the change is identified. In every reporting period, our operating results include the effects of more completely developed medical costs payable estimates associated with previously reported periods. If the revised estimate of prior period medical costs is less than the previous estimate, we will decrease reported medical costs in the current period (favorable development). If the revised estimate of prior period medical costs is more than the previous estimate, we will increase reported medical costs in the current period (unfavorable development). Historically, the net impact of estimate developments has represented less than one-half of 1% of annual medical costs, less than 4% of annual earnings from operations and less than 3% of medical costs payable.

In order to evaluate the impact of changes in medical cost estimates for any particular discrete period, one should consider both the amount of development recorded in the current period pertaining to prior periods and the amount of development recorded in subsequent periods pertaining to the current period. The accompanying table provides a summary of the net impact of favorable development on medical costs and earnings from operations (in millions).

	Net Favorable Development	Net Impact on Medical Costs(a)	Medical Costs			Earnings from Operations
			As Reported	As Adjusted(b)		As Reported	As Adjusted(b)
2001	$30	$(40)	$17,644	$17,604		$1,566	$1,606
2002	$70	$(80)	$18,192	$18,112		$2,186	$2,266
2003	$150	$(60)	$20,714	$20,654		$2,935	$2,995
2004	$210	$20 (c)	$27,000	$27,020	(c)	$4,101	$4,081	(c)

(a)	The amount of favorable development recorded in the current year pertaining to the prior year less the amount of favorable development recorded in the subsequent year pertaining to the current year.
(b)	Represents reported amounts adjusted to reflect the net impact of medical cost development.
(c)	For the first quarter of 2005, the company recorded net favorable development of $190 million pertaining to 2004. The amount of prior period development in 2005 pertaining to 2004 will change as our December 31, 2004 medical costs payable estimate continues to develop throughout 2005.

Our estimate of medical costs payable represents management’s best estimate of the company’s liability for unpaid medical costs as of March 31, 2005, developed using consistently applied actuarial methods. Management believes the amount of medical costs payable is reasonable and adequate to cover the company’s liability for unpaid claims as of March 31, 2005; however, actual claim payments may differ from established estimates. Assuming a hypothetical 1% difference between our March 31, 2005 estimates of medical costs payable and actual costs payable, excluding the AARP business, first quarter 2005 earnings from operations would increase or decrease by approximately $49 million and diluted net earnings per common share would increase or decrease by approximately $0.05 per share.

Inflation

The current national health care cost inflation rate significantly exceeds the general inflation rate. We use various strategies to lessen the effects of health care cost inflation. These include setting commercial premiums based on anticipated health care costs, coordinating care with physicians and other health care providers and rate discounts from physicians and other health care providers. Through contracts with physicians and other health care providers, we emphasize preventive health care, appropriate use of health care services consistent with clinical performance standards, education and closing gaps in care.

We believe our strategies to mitigate the impact of health care cost inflation on our operating results have been and will continue to be successful. However, other factors including competitive pressures, new health care and pharmaceutical product introductions, demands from physicians and other health care providers and consumers, major epidemics, and applicable regulations may affect our ability to control the impact of health care cost inflation. Because of the narrow operating margins of our risk-based products, changes in medical cost trends that were not anticipated in establishing premium rates can create significant changes in our financial results.

Concentrations Of Credit Risk

Investments in financial instruments such as marketable securities and accounts receivable may subject UnitedHealth Group to concentrations of credit risk. Our investments in marketable securities are managed under an investment policy authorized by our board of directors. This policy limits the amounts that may be invested in any one issuer and generally limits our investments to U.S. Government and Agency securities, state and municipal securities and corporate debt obligations that are investment grade. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of employer groups that constitute our customer base. As of March 31, 2005, there were no significant concentrations of credit risk.

Cautionary Statements

The statements contained in this Quarterly Report on Form 10-Q include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the “PSLRA”). When used in this Quarterly Report on Form 10-Q and in future filings by us with the Securities and Exchange Commission, in our news releases, presentations to securities analysts or investors, and in oral statements made by or with the approval of one of our executive officers, the words or phrases “believes,” “anticipates,” “expects,” “plans,” “seeks,” “intends,” “will likely result,” “estimates,” “projects” or similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve risks and uncertainties that may cause our actual results to differ materially from the results discussed in the forward-looking statements.

The following discussion contains certain cautionary statements regarding our business that investors and others should consider. These factors, among others, could cause actual results to differ materially from those contained in forward-looking statements contained in this quarterly report. Except to the extent otherwise required by federal securities laws, we do not undertake to address or update forward-looking statements in future filings or communications regarding our business or operating results, and do not undertake to address how any of these factors may have caused results to differ from discussions or information contained in previous filings or communications. In addition, any of the matters discussed below may have affected past, as well as current, forward-looking statements about future results. Any or all forward-looking statements in this Quarterly Report of Form 10-Q and in any other public filings or statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors discussed below will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially from expectations expressed in our prior communications.

We must effectively manage our health care costs.

Under our risk-based product arrangements, we assume the risk of both medical and administrative costs for our customers in return for monthly premiums. Premium revenues from risk-based products (excluding AARP) have typically comprised approximately 75% to 80% of our total consolidated revenues. We generally use approximately 80% to 85% of our premium revenues to pay the costs of health care services delivered to our customers. The profitability of our risk-based products depends in large part on our ability to accurately predict, price for, and effectively manage health care costs. Total health care costs are affected by the number of individual services rendered and the cost of each service. Our premium revenue is typically fixed in price for a 12-month period and is generally priced one to four months before contract commencement. Services are delivered and related costs are incurred when the contract commences. Although we base the premiums we charge on our estimate of future health care costs over the fixed premium period, inflation, regulations and other factors may cause actual costs to exceed what was estimated and reflected in premiums. These factors may include increased use of services, increased cost of individual services, catastrophes, epidemics, the introduction of new or costly treatments and technology, new mandated benefits or other regulatory changes, insured population characteristics and seasonal changes in the level of health care use. As a measure of the impact of medical cost on our financial results, relatively small differences between predicted and actual medical costs as a percentage of premium revenues can result in significant changes in our financial results. If medical costs increased by 1 percent without a proportional change in related revenues for UnitedHealthcare’s commercial insured products, our annual net earnings for 2004 would have been reduced by approximately $105 million. In addition, the financial results we report for any particular period include estimates of costs that have been incurred for which we have not received the underlying claims or for which we have received the claims but not yet processed them. If these estimates prove too high or too low, the effect of the change in estimate will be included in future results. That change can be either positive or negative to our results.

We face competition in many of our markets and customers have flexibility in moving between competitors.

Our businesses compete throughout the United States and face competition in all of the geographic markets in which they operate. For our Uniprise and Health Care Services segments, competitors include Aetna Inc., Cigna Corporation, Coventry Health Care, Inc., Humana Inc., PacifiCare Health Systems, Inc., WellChoice, Inc., and WellPoint, Inc., numerous for-profit and not-for-profit organizations operating under licenses from the Blue Cross Blue Shield Association and other enterprises concentrated in more limited geographic areas. Our Specialized Care Services and Ingenix segments also compete with a number of businesses. The addition of new competitors for at least the short-term can occur relatively easily, and customers enjoy significant flexibility in moving between competitors. In particular markets, competitors may have capabilities that give them a competitive advantage. Greater market share, established reputation, superior supplier arrangements, existing business relationships, and other factors all can provide a competitive advantage to our businesses or to their competitors. In addition, significant merger and acquisition activity has occurred in the industries in which we operate, both as to our competitors and suppliers in these industries. Consolidation may make it more difficult for us to retain or increase customers, to improve the terms on which we do business with our suppliers, or to maintain or advance profitability.

Our relationship with AARP is important

Under our 10-year contract with AARP, which commenced in 1998, we provide Medicare supplement and hospital indemnity health insurance and other products to AARP members. As of March 31, 2005, our portion of AARP’s insurance program represented approximately $4.6 billion in annual net premium revenue from approximately 3.8 million AARP members. The AARP contract may be terminated early by us or AARP under certain circumstances, including a material breach by either party, insolvency of either party, a material adverse change in the financial condition of either party, and by mutual agreement. The success of our AARP arrangement depends, in part, on our ability to service AARP and its members, develop additional products and services, price the products and services competitively, and respond effectively to federal and state regulatory changes.

The favorable and unfavorable effects of changes in Medicare are uncertain.

The Medicare changes being implemented as a result of the Medicare Modernization Act of 2003 are complex and wide-ranging. There are numerous changes that will influence our business. We have invested considerable resources analyzing how to best address uncertainties and risks associated with the changes that may arise. In January 2005, the Centers for Medicare and Medicaid Services released detailed regulations on major aspects of the legislation, however, some important requirements related to the implementation of the new product offerings, including the Part D prescription drug benefit and the regional Medicare Advantage Preferred Provider Organizations, have not yet been released by the federal government, thus creating challenges for planning and implementation. We believe the increased funding provided in the legislation will increase the number of competitors in the seniors health services market.

Our business is subject to government scrutiny, and we must respond quickly and appropriately to changes in government regulations.

Our business is regulated at the federal, state, local and international levels. The laws and rules governing our business and interpretations of those laws and rules are subject to frequent change. Broad latitude is given to the agencies administering those regulations. Existing or future laws and rules could force us to change how we do business, restrict revenue and enrollment growth, increase our health care and administrative costs and capital requirements, and increase our liability in federal and state courts for coverage determinations, contract interpretation and other actions. We must obtain and maintain regulatory approvals to market many of our products, to increase prices for certain regulated products and to consummate our acquisitions and dispositions. Delays in obtaining or our failure to obtain or maintain these approvals could reduce our revenue or increase our costs.

We participate in federal, state and local government health care coverage programs. These programs generally are subject to frequent change, including changes that may reduce the number of persons enrolled or eligible, reduce the amount of reimbursement or payment levels, or increase our administrative or health care costs under such programs. Such changes have adversely affected our financial results and willingness to participate in such programs in the past, and may do so in the future.

State legislatures and Congress continue to focus on health care issues. Legislative and regulatory proposals at state and federal levels may affect certain aspects of our business, including contracting with physicians, hospitals and other health care professionals; physician reimbursement methods and payment rates; coverage determinations; claim payments and processing; drug utilization and patient safety efforts; use and maintenance of individually identifiable health information; medical malpractice litigation; and government-sponsored programs. We cannot predict if any of these initiatives will ultimately become binding law or regulation, or, if enacted, what their terms will be, but their enactment could increase our costs, expose us to expanded liability, require us to revise the ways in which we conduct business or put us at risk for loss of business.

We typically have and are currently involved in various governmental investigations, audits and reviews. These include routine, regular and special investigations, audits and reviews by CMS, state insurance and health and welfare departments and state attorneys general, the Office of the Inspector General, the Office of Personnel Management, the Office of Civil Rights, the Department of Justice and U.S. attorneys. Such government actions can result in assessment of damages, civil or criminal fines or penalties, or other sanctions, including restrictions or changes in the way we conduct business, loss of licensure or exclusion from participation in government programs. In addition, public perception or publicity surrounding routine governmental investigations may adversely affect our stock price.

Important relationships with physicians, hospitals and other health care providers.

We contract with physicians, hospitals, pharmaceutical benefit service providers, pharmaceutical manufacturers, and other health care providers for competitive prices. Our results of operations and prospects are substantially dependent on our continued ability to maintain these competitive prices. A number of organizations are advocating for legislation that would exempt certain of these physicians and health care professionals from federal and state antitrust laws. In any particular market, these physicians and health care professionals could refuse to contract, demand higher payments, or take other actions that could result in higher health care costs, less desirable products for customers or difficulty meeting regulatory or accreditation requirements. In some markets, certain health care providers, particularly hospitals, physician/hospital organizations or multi-specialty physician groups, may have significant market positions or near monopolies that could result in diminished bargaining power on our part.

The nature of our business exposes us to litigation risks, and our insurance coverage may not be sufficient to cover some of the costs associated with litigation.

Periodically, we become a party to the types of legal actions that can affect any business, such as employment and employment discrimination-related suits, employee benefit claims, breach of contract actions, tort claims, shareholder suits, and intellectual property-related litigation. In addition, because of the nature of our business, we are routinely made party to a variety of legal actions related to the design, management and offerings of our services. These matters include, but are not limited to, claims related to health care benefits coverage, medical malpractice actions, contract disputes and claims related to disclosure of certain business practices. In 1999, a number of class action lawsuits were filed against us and virtually all major entities in the health benefits business. The suits are purported class actions on behalf of physicians for alleged breaches of federal statutes, including the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Racketeer Influenced Corrupt Organization Act (“RICO”). In March 2000, the American Medical Association filed a lawsuit against us in connection with the calculation of reasonable and customary reimbursement rates for non-network providers. Although the expenses which we have incurred to date in defending the 1999 class action lawsuits and the American Medical Association lawsuit have not been material to our business, we will continue to incur expenses in the defense of these lawsuits and other matters, even if they are without merit.

Following the events of September 11, 2001, the cost of business insurance coverage has increased significantly. As a result, we have increased the amount of risk that we self-insure, particularly with respect to matters incidental to our business. We believe that we are adequately insured for claims in excess of our self-insurance; however, certain types of damages, such as punitive damages, are not covered by insurance. We record liabilities for our estimates of the probable costs resulting from self-insured matters. Although we believe the liabilities established for these risks are adequate, it is possible that the level of actual losses may exceed the liabilities recorded.

Our businesses depend on effective information systems and the integrity of the data in our information systems.

Our ability to adequately price our products and services, provide effective and efficient service to our customers, and to accurately report our financial results depends on the integrity of the data in our information systems. As a result of our acquisition activities, we have acquired additional systems. We have been taking steps to reduce the number of systems we operate and have upgraded and expanded our information systems capabilities. If the information we rely upon to run our businesses was found to be inaccurate or unreliable or if we fail to maintain effectively our information systems and data integrity, we could lose existing customers, have difficulty attracting new customers, have problems in determining medical cost estimates and establishing appropriate pricing, have customer and physician and other health care provider disputes, have regulatory problems, have increases in operating expenses or suffer other adverse consequences.

We use or employ independent third parties, such as International Business Machines Corporation (IBM), with whom we have entered into agreements, for significant portions of our data center operations. Even though we have appropriate provisions in our agreements, including provisions with respect to specific performance standards, covenants, warranties, audit rights, indemnification, and other provisions, our dependence on these third parties makes our operations vulnerable to their failure to perform adequately under the contracts, due to internal or external factors. Although there are a limited number of service organizations with the size, scale and capabilities to effectively provide certain of these services, we believe that other organizations could provide similar services on comparable terms. A change in service providers, however, could result in a decline in service quality and effectiveness or less favorable contract terms.

We have intangible assets, whose values may become impaired.

Due largely to our recent acquisitions, goodwill and other intangible assets represent a substantial portion of our assets. Goodwill and other intangible assets were approximately $10.7 billion as of March 31, 2005, representing approximately 38% of our total assets. If we make additional acquisitions, it is likely that we will record additional intangible assets on our books. We periodically evaluate our goodwill and other intangible assets to determine whether all or a portion of their carrying values may no longer be recoverable, in which case a charge to earnings may be necessary. Any future evaluations requiring an asset impairment of our goodwill and other intangible assets could materially affect our results of operations and shareholders’ equity in the period in which the impairment occurs. A material decrease in shareholders’ equity could, in turn, negatively impact our debt ratings or potentially impact our compliance with existing debt covenants.

We must comply with emerging restrictions on patient privacy and information security, including taking steps to ensure compliance by our business associates who obtain access to sensitive patient information when providing services to us.

The use of individually identifiable data by our businesses is regulated at the international, federal and state levels. These laws and rules are changed frequently by legislation or administrative interpretation. Various state laws address the use and disclosure of individually identifiable health data. Most are derived from the privacy and security provisions in the federal Gramm-Leach-Bliley Act and HIPAA. HIPAA also imposes guidelines on our business associates (as this term is defined in the HIPAA regulations). Even though we provide for appropriate protections through our contracts with our business associates, we still have limited control over their actions and practices. Compliance with these proposals, requirements, and new regulations may result in cost increases due to necessary systems changes, the development of new administrative processes, and the effects of potential noncompliance by our business associates. They also may impose further restrictions on our use of patient identifiable data that is housed in one or more of our administrative databases.

Our knowledge and information-related businesses depend on our ability to maintain proprietary rights to our databases and related products.

We rely on our agreements with customers, confidentiality agreements with employees, and our trade secrets, copyrights and patents to protect our proprietary rights. These legal protections and precautions may not prevent misappropriation of our proprietary information. In addition, substantial litigation regarding intellectual property rights exists in the software industry, and we expect software products to be increasingly subject to third-party infringement claims as the number of products and competitors in this industry segment grows. Such litigation and misappropriation of our proprietary information could hinder our ability to market and sell products and services.

The effects of the war on terror and future terrorist attacks could impact the health care industry.

The terrorist attacks launched on September 11, 2001, the war on terrorism, the threat of future acts of terrorism and the related concerns of customers and providers have negatively affected, and may continue to negatively affect, the U.S. economy in general and our industry specifically. Depending on the government’s actions and the responsiveness of public health agencies and insurance companies, future acts of terrorism and bio-terrorism could lead to, among other things, increased use of health care services including, without limitation, hospital and physician services; loss of membership in health benefit programs we administer as a result of lay-offs or other reductions of employment; adverse effects upon the financial condition or business of employers who sponsor health care coverage for their employees; disruption of our information and payment systems; increased health care costs due to restrictions on our ability to carve out certain categories of risk, such as acts of terrorism; and disruption of the financial and insurance markets in general.

Item 3. Quantitative And Qualitative Disclosures About Market Risk

Market risk represents the risk of changes in the fair value of a financial instrument caused by changes in interest rates or equity prices. The company’s primary market risk is exposure to changes in interest rates that could impact the fair value of our investments and long-term debt.

Approximately $12.4 billion of our cash equivalents and investments at March 31, 2005 were debt securities. Assuming a hypothetical and immediate 1% increase or decrease in interest rates applicable to our fixed-income investment portfolio at March 31, 2005, the fair value of our fixed-income investments would decrease or increase by approximately $375 million. We manage our investment portfolio to limit our exposure to any one issuer or industry and largely limit our investments to U.S. Government and Agency securities, state and municipal securities, and corporate debt obligations that are investment grade.

To mitigate the financial impact of changes in interest rates, we have entered into interest rate swap agreements to more closely match the interest rates of our long-term debt with those of our cash equivalents and short-term investments. Including the impact of our interest rate swap agreements, approximately $3.4 billion of our commercial paper and debt had variable rates of interest and $825 million had fixed rates as of March 31, 2005. A hypothetical 1% increase or decrease in interest rates would not be material to the fair value of our commercial paper and debt.

At March 31, 2005, we had $212 million of equity investments, primarily held by our UnitedHealth Capital business in various public and non-public companies concentrated in the areas of health care delivery and related information technologies. Market conditions that affect the value of health care or technology stocks will likewise impact the value of our equity portfolio.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of March 31, 2005, an evaluation was carried out under the supervision and with the participation of the company’s management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

Changes in Internal Control Over Financial Reporting During the Quarter Ended March 31, 2005

There were no significant changes in our internal control over financial reporting that occurred during the Company’s quarter ended March 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings

In Re: Managed Care Litigation: MDL No. 1334. Beginning in 1999, a series of class action lawsuits were filed against us and virtually all major entities in the health benefits business. In December 2000, a multidistrict litigation panel consolidated several litigation cases involving UnitedHealth Group and our affiliates in the Southern District Court of Florida, Miami division. Generally, the health care provider plaintiffs allege violations of ERISA and RICO in connection with alleged undisclosed policies intended to maximize profits. Other allegations include breach of state prompt payment laws and breach of contract claims for failure to timely reimburse providers for medical services rendered. The consolidated suits seek injunctive, compensatory and equitable relief as well as restitution, costs, fees and interest payments. The trial court granted the health care providers’ motion for class certification and that order was reviewed by the Eleventh Circuit Court of Appeals. The Eleventh Circuit affirmed the class action status of the RICO claims, but reversed as to the breach of contract, unjust enrichment and prompt payment claims. Through a series of motions and appeals, all direct claims against UnitedHealthcare have been compelled to arbitration. The trial court has denied UnitedHealthcare’s further motion to compel the secondary RICO claims to arbitration and the Eleventh Circuit affirmed that order. A trial date has been set for September 2005. The trial court has ordered that the trial be bifurcated into separate liability and damage proceedings.

The American Medical Association et al. v. Metropolitan Life Insurance Company, United HealthCare Services. Inc. and UnitedHealth Group. On March 15, 2000, the American Medical Association filed a lawsuit against the company in the Supreme Court of the State of New York, County of New York. On April 13, 2000, we removed this case to the United States District Court for the Southern District of New York. The suit alleges causes of action based on ERISA, as well as breach of contract and the implied covenant of good faith and fair dealing, deceptive acts and practices, and trade libel in connection with the calculation of reasonable and customary reimbursement rates for non-network providers. The suit seeks declaratory, injunctive and compensatory relief as well as costs, fees and interest payments. An amended complaint was filed on August 25, 2000, which alleged two classes of plaintiffs, an ERISA class and a non-ERISA class. After the Court dismissed certain ERISA claims and the claims brought by the American Medical Association, a third amended complaint was filed. On October 25, 2002, the court granted in part and denied in part our motion to dismiss the third amended complaint. On May 21, 2003, we filed a counterclaim complaint in this matter alleging antitrust violations against the American Medical Association and asserting claims based on improper billing practices against an individual provider plaintiff. On May 26, 2004, we filed a motion for partial summary judgment seeking the dismissal of certain claims and parties based, in part, due to lack of standing. On July 16, 2004, plaintiffs filed a motion for leave to file an amended complaint, seeking to assert RICO violations.

Our business is regulated at federal, state, local and international levels. The laws and rules governing our business and interpretations of those laws and rules are subject to frequent change. Broad latitude is given to the agencies administering those regulations. State legislatures and Congress continue to focus on health care issues as the subject of proposed legislation. Existing or future laws and rules could force us to change how we do business, restrict revenue and enrollment growth, increase our health care and administrative costs and capital requirements, and increase our liability in federal and state courts for coverage determinations, contract interpretation and other actions. Further, we must obtain and maintain regulatory approvals to market many of our products.

We typically have and are currently involved in various governmental investigations, audits, and reviews. These include routine, regular and special investigations, audits, and reviews by CMS, state insurance and health and welfare departments and state attorneys general, the Office of the Inspector General, the Office of Personnel Management, the Office of Civil Rights, the Department of Justice, and U.S. Attorneys. Such government actions can result in assessment of damages, civil or criminal fines or penalties, or other sanctions, including restrictions or changes in the way we conduct business, loss of licensure or exclusion from participation in government programs. We record liabilities for our estimate of probable costs resulting from these matters.

Although the results of pending litigation and regulatory matters are always uncertain, we do not believe the results of any such actions currently threatened or pending, including those described above, will, individually or in aggregate, have a material adverse effect on our consolidated financial position or results of operations.

Item 2. Issuer Purchases of Equity Securities

Issuer Purchases of Equity Securities(1)

First Quarter 2005

For the Month Ended	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that may yet be purchased under the plans or programs
January 31, 2005	6,030,000	$87.84	6,030,000	48,560,000
February 28, 2005	3,250,000	$89.10	3,250,000	45,310,000
March 31, 2005	3,930,000	$92.84	3,930,000	41,380,000

TOTAL	13,210,000	$89.64	13,210,000

(1)	On November 4, 1997, the Company’s Board of Directors adopted a share repurchase program, which the Board evaluates periodically and renews as necessary. The Company announced this program on November 6, 1997, and announced renewals of the program on November 5, 1998, October 27, 1999, February 14, 2002, October 25, 2002, July 30, 2003 and November 4, 2004. On November 4, 2004, the Board renewed the share repurchase program and authorized the Company to repurchase up to 65 million shares of the Company’s common stock at prevailing market prices. There is no established expiration date for the program. During the three months ended March 31, 2005, the Company did not repurchase any shares other than through this publicly announced program.

Item 6. Exhibits and Reports on Form 8-K

(a) The following exhibits are filed in response to Item 601 of Regulation S-K.

Exhibit Number	Description
Exhibit 15	—Letter Re Unaudited Interim Financial Information

Exhibit 31	—Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 32	—Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

The following Current Reports on Form 8-K were filed or furnished, as applicable, during the first quarter of 2005.

8-K dated January 20, 2005, together with a news release, announcing fourth quarter earnings results, under Item 2.02 “Results of Operations and Financial Condition.”

8-K/A dated January 20, 2005, together with a news release, amending 8-K dated January 20, 2005, under Item 2.02 “Results of Operations and Financial Condition.”

8-K dated February 7, 2005, announcing the Compensation Committee’s designation of participants, approval of performance targets and objectives, and related matters under the Company’s Executive Incentive Plan, under Item 1.01 “Entry Into a Material Definitive Agreement.”

8-K dated February 11, 2005, announcing upcoming meetings with investors and analysts, pursuant to Item 7.01 “Regulation FD Disclosure.”

8-K dated March 7, 2005, announcing the issuance of Company Notes, under Item 8.01 “Other Events” and Item 9.01 “Financial Statements and Exhibits.”

8-K dated March 10, 2005, announcing upcoming meetings with investors and analysts, pursuant to Item 7.01 “Regulation FD Disclosure.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

UNITEDHEALTH GROUP INCORPORATED

/s/ STEPHEN J. HEMSLEY Stephen J. Hemsley	President and Chief Operating Officer	Dated: May 5, 2005

/s/ PATRICK J. ERLANDSON Patrick J. Erlandson	Chief Financial Officer and Principal Accounting Officer	Dated: May 5, 2005

EXHIBITS

Exhibit Number	Description
Exhibit 15	—Letter Re Unaudited Interim Financial Information

Exhibit 31	—Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 32	—Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

ANNEX U

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF SECURITIES EXCHANGE ACT OF 1934

  For the quarterly period ended June 30, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the transition period from             to

Commission file number: 1-10864

UnitedHealth Group Incorporated

(Exact name of registrant as specified in its charter)

Minnesota	41-1321939
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

UnitedHealth Group Center 9900 Bren Road East Minnetonka, Minnesota	55343 (Zip Code)
(Address of principal executive offices)

(952) 936-1300

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☑    No  ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☑    No  ☐

As of July 29, 2005, 1,263,136,573 shares of the registrant’s Common Stock, $.01 par value per share, were issued and outstanding.

UNITEDHEALTH GROUP

PART I. FINANCIAL INFORMATION

Item 1.    Financial Statements (unaudited)

UNITEDHEALTH GROUP

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In millions, except share and per share data)

	June 30, 2005	December 31, 2004
ASSETS
Current Assets
Cash and Cash Equivalents	$4,042	$3,991
Short-Term Investments	301	514
Accounts Receivable, net	914	906
Assets Under Management	1,839	1,930
Deferred Income Taxes and Other	964	900

Total Current Assets	8,060	8,241
Long-Term Investments	8,430	7,748
Property, Equipment, Capitalized Software, and Other Assets, net	1,290	1,215
Goodwill	9,669	9,470
Other Intangible Assets, net	1,072	1,205

TOTAL ASSETS	$28,521	$27,879

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Medical Costs Payable	$5,909	$5,540
Accounts Payable and Accrued Liabilities	2,496	2,107
Other Policy Liabilities	1,862	1,933
Commercial Paper and Current Maturities of Long-Term Debt	400	673
Unearned Premiums	895	1,076

Total Current Liabilities	11,562	11,329
Long-Term Debt, less current maturities	3,850	3,350
Future Policy Benefits for Life and Annuity Contracts	1,719	1,669
Deferred Income Taxes and Other Liabilities	861	814

Commitments and Contingencies (Note 12)
Shareholders’ Equity
Common Stock, $0.01 par value — 3,000 shares authorized; 1,255 and 1,285 issued and outstanding	13	13
Additional Paid-In Capital	1,340	3,088
Retained Earnings	9,053	7,484
Accumulated Other Comprehensive Income:
Net Unrealized Gains on Investments, net of tax effects	123	132

Total Shareholders’ Equity	10,529	10,717

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$28,521	$27,879

See notes to condensed consolidated financial statements

UNITEDHEALTH GROUP

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(In millions, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
REVENUES
Premiums	$10,062	$7,801	$19,933	$15,065
Services	920	813	1,822	1,602
Investment and Other Income	129	90	243	181

Total Revenues	11,111	8,704	21,998	16,848

MEDICAL AND OPERATING COSTS
Medical Costs	8,061	6,326	15,963	12,195
Operating Costs	1,632	1,346	3,252	2,663
Depreciation and Amortization	108	87	217	169

Total Medical and Operating Costs	9,801	7,759	19,432	15,027

EARNINGS FROM OPERATIONS	1,310	945	2,566	1,821
Interest Expense	(55)	(28)	(104)	(52)

EARNINGS BEFORE INCOME TAXES	1,255	917	2,462	1,769
Provision for Income Taxes	(446)	(321)	(874)	(619)

NET EARNINGS	$809	$596	$1,588	$1,150

BASIC NET EARNINGS PER COMMON SHARE	$0.64	$0.49	$1.25	$0.95

DILUTED NET EARNINGS PER COMMON SHARE	$0.61	$0.47	$1.19	$0.91

BASIC WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	1,258	1,220	1,268	1,212
DILUTIVE EFFECT OF OUTSTANDING STOCK OPTIONS	63	57	63	57

DILUTED WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	1,321	1,277	1,331	1,269

See notes to condensed consolidated financial statements

UNITEDHEALTH GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(In millions)

	Six Months Ended June 30,
	2005	2004
OPERATING ACTIVITIES
Net Earnings	$1,588	$1,150
Noncash Items:
Depreciation and Amortization	217	169
Deferred Income Taxes and Other	63	27
Net Change in Other Operating Items, net of effects from acquisitions and changes in AARP balances:
Accounts Receivable and Other Assets	(53)	9
Medical Costs Payable	289	302
Accounts Payable and Other Accrued Liabilities	616	437
Unearned Premiums	(223)	(167)

Cash Flows From Operating Activities	2,497	1,927

INVESTING ACTIVITIES
Cash Paid for Acquisitions, net of cash assumed and other effects	(115)	(638)
Purchases of Property, Equipment and Capitalized Software	(222)	(159)
Purchases of Investments	(3,180)	(1,133)
Maturities and Sales of Investments	2,709	1,481

Cash Flows Used For Investing Activities	(808)	(449)

FINANCING ACTIVITIES
Proceeds from Common Stock Issuances	224	182
Common Stock Repurchases	(2,138)	(1,253)
Repayments of Commercial Paper, net	(273)	(79)
Proceeds from Issuances of Long-Term Debt	500	500
Other	49	10

Cash Flows Used For Financing Activities	(1,638)	(640)

INCREASE IN CASH AND CASH EQUIVALENTS	51	838
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	3,991	2,262

CASH AND CASH EQUIVALENTS, END OF PERIOD	$4,042	$3,100

Supplementary schedule of noncash investing activities:
Common stock issued for acquisitions	$—	$1,932

See notes to condensed consolidated financial statements

UNITEDHEALTH GROUP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.	Basis of Presentation and Use of Estimates

Unless the context otherwise requires, the use of the terms the “Company,” “we,” “us,” and “our” in the following refers to UnitedHealth Group Incorporated and its subsidiaries.

The accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting solely of normal recurring adjustments, needed to present the financial results for these interim periods fairly. In accordance with the rules and regulations of the Securities and Exchange Commission, we have omitted certain footnote disclosures that would substantially duplicate the disclosures contained in our annual audited financial statements. Read together with the disclosures below, we believe the interim financial statements are presented fairly. However, these unaudited condensed consolidated financial statements should be read together with the consolidated financial statements and the notes included in our Annual Report on Form 10-K for the year ended December 31, 2004.

These consolidated financial statements include certain amounts that are based on our best estimates and judgments. These estimates require us to apply complex assumptions and judgments, often because we must make estimates about the effects of matters that are inherently uncertain and will change in subsequent periods. The most significant estimates relate to medical costs, medical costs payable, contingent liabilities, intangible asset valuations, asset impairments and revenues. We adjust these estimates each period, as more current information becomes available. The impact of any changes in estimates is included in the determination of earnings in the period in which the estimate is adjusted.

2.	Stock-Based Compensation

We account for activity under our stock-based employee compensation plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” Accordingly, we do not recognize compensation expense in connection with employee stock option grants because we grant stock options at exercise prices not less than the fair value of our common stock on the date of grant.

The following table shows the effect on net earnings and earnings per share had we applied the fair value expense recognition provisions of Statement of Financial Accounting Standards (FAS) No. 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation (in millions, except per share data).

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
NET EARNINGS
As Reported	$809	$596	$1,588	$1,150
Compensation Expense, net of tax effect	(39)	(32)	(75)	(64)

Pro Forma	$770	$564	$1,513	$1,086

BASIC NET EARNINGS PER COMMON SHARE
As Reported	$0.64	$0.49	$1.25	$0.95
Pro Forma	$0.61	$0.46	$1.19	$0.90
DILUTED NET EARNINGS PER COMMON SHARE
As Reported	$0.61	$0.47	$1.19	$0.91
Pro Forma	$0.58	$0.44	$1.13	$0.86

UNITEDHEALTH GROUP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As discussed more fully in Note 13, FAS No. 123 (revised 2004), “Share Based Payment,” (FAS No. 123(R)) will be effective during the first quarter of 2006, and will require us to measure compensation expense for all share-based payments (including employee stock options) at fair value and recognize the expense over the related service period. Although we are continuing to evaluate the requirements of this new standard, we do not believe that the compensation expense amounts upon adoption will be significantly different than the FAS No. 123 pro forma amounts disclosed historically.

3.	Acquisitions

On July 6, 2005, the Company entered into a definitive agreement to acquire PacifiCare Health Systems, Inc. (PacifiCare). PacifiCare provides health care and benefit services to individuals and employers, principally in markets in the western United States. We expect that this merger will significantly strengthen our resources by enhancing our capabilities on the Pacific Coast and in other Western states and broadening the scope of our product offerings for a host of specialized services. Under the terms of the agreement, PacifiCare shareholders will receive 1.1 shares of UnitedHealth Group common stock and $21.50 in cash for each share of PacifiCare common stock they own. Total estimated consideration for the transaction of approximately $8.2 billion, to be issued upon closing, is comprised of approximately 106 million shares of UnitedHealth Group common stock (valued at approximately $5.6 billion based upon the average of UnitedHealth Group’s share closing price for two days before, the day of and two days after the acquisition announcement date of July 6, 2005), approximately $2.1 billion in cash and UnitedHealth Group vested common stock options with an estimated fair value of approximately $450 million to be issued in exchange for PacifiCare’s outstanding vested common stock options. Under the purchase method of accounting, the total estimated purchase price will be allocated to the net tangible and intangible assets of PacifiCare based on their estimated fair values at the closing of the transaction. Completion of the merger is subject to receipt of regulatory approvals, approval by PacifiCare shareholders and other customary conditions. We expect this transaction will close in the fourth quarter of 2005 or the first quarter of 2006.

In June 2005, our Health Care Services business segment entered into a definitive agreement to purchase Neighborhood Health Partnership (NHP) for $175 million in cash. NHP is a privately owned health plan serving approximately 135,000 individuals primarily in South Florida. This merger will strengthen our market position and provide expanded distribution opportunities in this region for our UnitedHealth Group businesses. Completion of this transaction is subject to receipt of regulatory approvals and other customary conditions. This transaction is expected to close in the second half of 2005.

On December 10, 2004, our Uniprise business segment acquired Definity Health Corporation (Definity). Definity is a national market leader in consumer-driven health benefit programs. This acquisition strengthened our position in the emerging consumer-driven health benefits marketplace. We paid $305 million in cash in exchange for all of the outstanding stock of Definity. The purchase price and costs associated with the acquisition exceeded the preliminary estimated fair value of the net tangible assets acquired by approximately $263 million. Pending completion of an independent valuation analysis, we have preliminarily allocated the excess purchase price over the fair value of the net tangible assets acquired to finite-lived intangible assets of $60 million and associated deferred tax liabilities of $21 million, and goodwill of $224 million. The finite-lived intangible assets consist primarily of member lists, with an estimated weighted-average useful life of 15 years. The acquired goodwill is not deductible for income tax purposes. The results of operations and financial condition of Definity have been included in our consolidated financial statements since the acquisition date. The pro forma effects of the Definity acquisition on our consolidated financial statements were not material. Our preliminary estimate of the acquired net tangible assets of $42 million, which is subject to further refinement, consisted mainly of cash, cash equivalents, accounts receivable, property and equipment and other assets partially offset by current liabilities.

On July 29, 2004, our Health Care Services business segment acquired Oxford Health Plans, Inc. (Oxford). Oxford provides health care and benefit services for individuals and employers, principally in New York City,

UNITEDHEALTH GROUP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

northern New Jersey and southern Connecticut. This merger strengthened our market position in this region and provided substantial distribution opportunities in this region for our other UnitedHealth Group businesses. Under the terms of the purchase agreement, Oxford shareholders received 1.2714 shares of UnitedHealth Group common stock and $16.17 in cash for each share of Oxford common stock they owned. Total consideration issued was approximately $5.0 billion, comprised of approximately 104.4 million shares of UnitedHealth Group common stock (valued at approximately $3.4 billion based upon the average of UnitedHealth Group’s share closing price for two days before, the day of and two days after the acquisition announcement date of April 26, 2004), approximately $1.3 billion in cash and UnitedHealth Group vested common stock options with an estimated fair value of $240 million issued in exchange for Oxford’s outstanding vested common stock options. The purchase price and costs associated with the acquisition exceeded the estimated fair value of the net tangible assets acquired by approximately $4.2 billion. Based on management’s consideration of fair value, which included an independent valuation analysis, we have allocated the excess purchase price over the fair value of the net tangible assets acquired to finite-lived intangible assets of approximately $600 million and associated deferred tax liabilities of approximately $225 million, and goodwill of approximately $3.8 billion. The finite-lived intangible assets consist primarily of member lists and health care physician and hospital networks and trademarks, with an estimated weighted-average useful life of 16 years. The acquired goodwill is not deductible for income tax purposes. Our estimate of the fair value of the tangible assets/(liabilities) as of the acquisition date, is as follows:

(in millions)
Cash, Cash Equivalents and Investments	$1,674
Accounts Receivable and Other Current Assets	162
Property, Equipment, Capitalized Software and Other Assets	37
Medical Costs Payable	(713)
Other Current Liabilities	(334)

Net Tangible Assets Acquired	$826

On February 10, 2004, our Health Care Services business segment acquired Mid Atlantic Medical Services, Inc. (MAMSI). MAMSI offers a broad range of health care coverage and related administrative services for individuals and employers in the mid-Atlantic region of the United States. This merger strengthened UnitedHealthcare’s market position in the mid-Atlantic region and provided substantial distribution opportunities for our other UnitedHealth Group businesses in this region. Under the terms of the purchase agreement, MAMSI shareholders received 1.64 shares of UnitedHealth Group common stock and $18 in cash for each share of MAMSI common stock they owned. Total consideration issued was approximately $2.7 billion, comprised of 72.8 million shares of UnitedHealth Group common stock (valued at $1.9 billion based on the average of UnitedHealth Group’s share closing price for two days before, the day of and two days after the acquisition announcement date of October 27, 2003) and approximately $800 million in cash.

The results of operations and financial condition of Oxford and MAMSI have been included in our consolidated financial statements since the respective acquisition dates. The unaudited pro forma financial information presented below assumes that the acquisitions of Oxford and MAMSI had occurred as of the beginning of each respective period presented below. The pro forma adjustments include the pro forma effect of UnitedHealth Group shares issued in the acquisitions, the amortization of finite-lived intangible assets arising from the purchase price allocations, interest expense related to financing the cash portion of the purchase price and the associated income tax effects of the pro forma adjustments. The following unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that would have occurred had the Oxford and MAMSI acquisitions been consummated at the beginning of the periods presented.

UNITEDHEALTH GROUP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Proforma — unaudited	For the Three Months Ended June 30, 2004	For the Six Months Ended June 30, 2004
(In millions, except per share data)
Revenues	$10,115	$19,960
Net Earnings	$668	$1,320
Earnings Per Share
Basic	$0.50	$0.99
Diluted	$0.48	$0.95

4.	Cash, Cash Equivalents and Investments

As of June 30, 2005, the amortized cost, gross unrealized gains and losses, and fair value of cash, cash equivalents and investments were as follows (in millions):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash and Cash Equivalents	$4,042	$—	$—	$4,042
Debt Securities — Available for Sale	8,201	194	(16)	8,379
Equity Securities — Available for Sale	210	16	(3)	223
Debt Securities — Held to Maturity	129	—	—	129

Total Cash and Investments	$12,582	$210	$(19)	$12,773

During the three and six months ended June 30, we recorded realized gains and losses on the sale of investments, excluding the UnitedHealth Capital dispositions described below, as follows (in millions):

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Gross Realized Gains	$13	$13	$23	$20
Gross Realized Losses	(6)	(5)	(14)	(5)

Net Realized Gains	$7	$8	$9	$15

During the first quarter of 2004, we realized a capital gain of $25 million on the sale of certain UnitedHealth Capital investments. With the gain proceeds from this sale, we made a cash contribution of $25 million to the United Health Foundation in the first quarter of 2004. The realized gain of $25 million and the related contribution expense of $25 million are included in Investment and Other Income in the accompanying Condensed Consolidated Statement of Operations.

UNITEDHEALTH GROUP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Goodwill and Other Intangible Assets

Changes in the carrying amount of goodwill, by segment, for the six months ended June 30, 2005, were as follows (in millions):

	Health Care Services	Uniprise	Specialized Care Services	Ingenix	Consolidated Total
Balance at December 31, 2004	$7,494	$903	$409	$664	$9,470
Acquisitions and Subsequent Payments	107	—	35	57	199

Balance at June 30, 2005	$7,601	$903	$444	$721	$9,669

The weighted-average useful life, gross carrying value, accumulated amortization and net carrying value of other intangible assets as of June 30, 2005 and December 31, 2004 were as follows (in millions):

	Weighted- Average Useful Life	June 30, 2005			December 31, 2004
		Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Customer Contracts and Membership Lists	16 years	$1,020	$(75)	$945	$1,153	$(46)	$1,107
Patents, Trademarks and Technology	8 years	132	(51)	81	86	(39)	47
Other	12 years	67	(21)	46	69	(18)	51

Total	15 years	$1,219	$(147)	$1,072	$1,308	$(103)	$1,205

Amortization expense relating to intangible assets was approximately $21 million and $44 million for the three and six months ended June 30, 2005 and approximately $11 million and $19 million for the three and six months ended June 30, 2004. Estimated amortization expense relating to intangible assets for the years ending December 31 are as follows: $95 million in 2005, $94 million in 2006, $87 million in 2007, $83 million in 2008, and $75 million in 2009.

6.	Medical Costs and Medical Costs Payable

Medical costs and medical costs payable include estimates of our obligations for medical care services that have been rendered on behalf of insured consumers but for which we have either not yet received or processed claims, and for liabilities for physician, hospital and other medical cost disputes. We develop estimates for medical costs incurred but not reported using an actuarial process that is consistently applied, centrally controlled and automated. The actuarial models consider factors such as time from date of service to claim receipt, claim backlogs, care provider contract rate changes, medical care consumption and other medical cost trends. Each period, we re-examine previously established medical costs payable estimates based on actual claim submissions and other changes in facts and circumstances. As the liability estimates recorded in prior periods become more exact, we increase or decrease the amount of the estimates, and include the changes in estimates in medical costs in the period in which the change is identified. In every reporting period, our operating results include the effects of more completely developed medical costs payable estimates associated with previously reported periods.

Medical costs for the three months ended June 30, 2005 include approximately $120 million of favorable medical cost development related to prior years and approximately $20 million of favorable medical cost development

UNITEDHEALTH GROUP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

related to the first quarter of 2005. Medical costs for the three months ended June 30, 2004 include approximately $60 million of favorable medical cost development, all related to prior years. Medical costs for the six months ended June 30, 2005 and 2004 include approximately $310 million and $150 million, respectively, of favorable medical cost development related to prior years. The increase in favorable medical cost development was driven primarily by lower than anticipated medical costs as well as growth in the size of the medical cost base and related medical payables due to organic growth and businesses acquired since the beginning of 2004. Management believes the amount of medical costs payable is reasonable and adequate to cover the company’s liability for unpaid claims as of June 30, 2005.

7.	Commercial Paper and Debt

Commercial paper and debt consisted of the following (in millions):

	June 30, 2005		December 31, 2004
	Carrying Value	Fair Value	Carrying Value	Fair Value
Commercial Paper	$—	$—	$273	$273
7.5% Senior Unsecured Notes due November 2005	400	405	400	417
5.2% Senior Unsecured Notes due January 2007	400	407	400	413
3.4% Senior Unsecured Notes due August 2007	550	542	550	546
3.3% Senior Unsecured Notes due January 2008	500	489	500	493
3.8% Senior Unsecured Notes due February 2009	250	246	250	247
4.1% Senior Unsecured Notes due August 2009	450	448	450	452
4.9% Senior Unsecured Notes due April 2013	450	461	450	453
4.8% Senior Unsecured Notes due February 2014	250	253	250	248
5.0% Senior Unsecured Notes due August 2014	500	516	500	503
4.9% Senior Unsecured Notes due March 2015	500	510	—	—

Total Commercial Paper and Debt	4,250	4,277	4,023	4,045
Less Current Maturities	(400)	(405)	(673)	(690)

Long-Term Debt, less current maturities	$3,850	$3,872	$3,350	$3,355

In March 2005, we issued $500 million of 4.9% fixed-rate notes due March 2015. We used the proceeds from this borrowing for general corporate purposes including repayment of commercial paper, working capital and share repurchases.

We have interest rate swap agreements that qualify as fair value hedges to convert the majority of our interest rate exposure from a fixed to a variable rate. The interest rate swap agreements have aggregate notional amounts of $3.4 billion with variable rates that are benchmarked to the London Interbank Offered Rate (LIBOR). At June 30, 2005, the rates used to accrue interest expense on these agreements ranged from 3.3% to 4.1%. The differential between the fixed and variable rates to be paid or received is accrued and recognized over the life of the agreements as an adjustment to interest expense in the Condensed Consolidated Statements of Operations.

We have a $1.0 billion five-year revolving credit facility supporting our commercial paper program that expires in June 2009. As of June 30, 2005, we had no amounts outstanding under this credit facility. Our debt arrangements and credit facility contain various covenants, the most restrictive of which require us to maintain a debt-to-total-capital ratio below 45% and to exceed specified minimum interest coverage levels. We are in compliance with the requirements of all debt covenants.

UNITEDHEALTH GROUP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	AARP

In January 1998, we entered into a 10-year contract to provide health insurance products and services to members of AARP. These products and services are provided to supplement benefits covered under traditional Medicare.

Under the terms of the contract, we are compensated for transaction processing and other services as well as for assuming underwriting risk. We are also engaged in product development activities to complement the insurance offerings under this program. Premium revenues from our portion of the AARP insurance offerings are approximately $4.7 billion annually.

The underwriting gains or losses related to the AARP business are directly recorded as an increase or decrease to a rate stabilization fund (RSF). The primary components of the underwriting results are premium revenue, medical costs, investment income, administrative expenses, member service expenses, marketing expenses and premium taxes. Underwriting gains and losses are recorded as an increase or decrease to the RSF and accrue to the overall benefit of the AARP policyholders, unless cumulative net losses were to exceed the balance in the RSF. To the extent underwriting losses exceed the balance in the RSF, we would have to fund the deficit. Any deficit we fund could be recovered by underwriting gains in future periods of the contract. To date, we have not been required to fund any underwriting deficits. The RSF balance is reported in Other Policy Liabilities in the accompanying Condensed Consolidated Balance Sheets. We believe the RSF balance is sufficient to cover potential future underwriting or other risks associated with the contract.

The following AARP program-related assets and liabilities are included in our Condensed Consolidated Balance Sheets (in millions):

	Balance as of
	June 30, 2005	December 31, 2004
Accounts Receivable	$413	$389
Assets Under Management	$1,792	$1,883
Medical Costs Payable	$968	$899
Other Policy Liabilities	$1,006	$1,162
Other Current Liabilities	$231	$211

The effects of changes in balance sheet amounts associated with the AARP program accrue to the overall benefit of the AARP policyholders through the RSF balance. Accordingly, we do not include the effect of such changes in our Condensed Consolidated Statements of Cash Flows.

Pursuant to our agreement, AARP assets under management are managed separately from our general investment portfolio and are used to pay costs associated with the AARP program. These assets are invested at our discretion, within investment guidelines approved by AARP. We do not guarantee any rates of investment return on these investments and, upon transfer of the AARP contract to another entity, we would transfer cash equal in amount to the fair value of these investments at the date of transfer to that entity. Interest earnings and realized investment gains and losses on these assets accrue to the overall benefit of the AARP policyholders through the RSF. As such, they are not included in our earnings. Assets under management are reported at their fair market value, and unrealized gains and losses are included directly in the RSF associated with the AARP program. As of June 30, 2005, the amortized cost, gross unrealized gains and losses, and fair value of cash, cash equivalents and

UNITEDHEALTH GROUP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

investments associated with the AARP insurance program, included in Assets Under Management, were as follows (in millions):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash and Cash Equivalents	$93	$—	$—	$93
Debt Securities — Available for Sale	1,673	30	(4)	1,699

Total Cash and Investments	$1,766	$30	$(4)	$1,792

9.	Stock Split and Stock Repurchase Program

On May 3, 2005, our board of directors declared a two-for-one stock split. The stock split was effective on May 27, 2005, for shareholders of record on May 20, 2005. All share and per share amounts have been restated to reflect the stock split.

Under our board of directors’ authorization, we maintain a common stock repurchase program. Repurchases may be made from time to time at prevailing prices, subject to restrictions on volume, pricing and timing. During the six months ended June 30, 2005, we repurchased 45.4 million shares at an average price of approximately $46 per share and an aggregate cost of approximately $2.1 billion. As of June 30, 2005, we had board of directors’ authorization to purchase up to an additional 63.8 million shares of our common stock.

10.	Comprehensive Income

The table below presents comprehensive income, defined as changes in the equity of our business excluding changes resulting from investments by and distributions to our shareholders, for the three and six months ended June 30 (in millions):

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Net Earnings	$809	$596	$1,588	$1,150
Change in Net Unrealized Gains on Investments, net of tax effects	81	(157)	(9)	(112)

Comprehensive Income	$890	$439	$1,579	$1,038

11.	Segment Financial Information

The following is a description of the types of products and services from which each of our business segments derives its revenues:

•

Health Care Services consists of the UnitedHealthcare, Ovations and AmeriChoice businesses. UnitedHealthcare coordinates network-based health and well-being services on behalf of multistate mid-sized and local employers and consumers. Ovations delivers health and well-being services to Americans over the age of 50, including the administration of supplemental health insurance coverage on behalf of AARP. AmeriChoice facilitates and manages health care services for state-sponsored Medicaid programs and their beneficiaries. The financial results of UnitedHealthcare, Ovations and AmeriChoice have been combined in the Health Care Services segment column in the tables presented below because these businesses have

UNITEDHEALTH GROUP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

similar economic characteristics and have similar products and services, types of customers, distribution methods and operational processes, and operate in a similar regulatory environment, typically within the same legal entity.

•	Uniprise provides network-based health and well-being services, business-to-business transaction processing services, consumer connectivity and technology support services to large employers and health plans, and provides health-related consumer and financial transaction products and services.

•	Specialized Care Services offers a comprehensive array of specialized benefits, networks, services and resources to help consumers improve their health and well-being.

•	Ingenix is a leader in the field of health care data analysis and application, serving pharmaceutical companies, health insurers and other payers, physicians and other health care providers, large employers and governments.

Transactions between business segments principally consist of customer service and transaction processing services that Uniprise provides to Health Care Services, certain product offerings sold to Uniprise and Health Care Services customers by Specialized Care Services, and sales of medical benefits cost, quality and utilization data and predictive modeling to Health Care Services and Uniprise by Ingenix. These transactions are recorded at management’s best estimate of fair value, as if the services were purchased from or sold to third parties. All intersegment transactions are eliminated in consolidation. Assets and liabilities that are jointly used are assigned to each segment using estimates of pro-rata usage. Cash and investments are assigned such that each segment has minimum specified levels of regulatory capital or working capital for non-regulated businesses. The “Eliminations” column also includes eliminations of intersegment transaction.

UNITEDHEALTH GROUP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table presents segment financial information for the three and six months ended June 30, 2005 and 2004 (in millions):

Three Months Ended June 30, 2005	Health Care Services	Uniprise	Specialized Care Services	Ingenix	Eliminations	Consolidated
Revenues — External Customers	$9,698	$767	$402	$115	$—	$10,982
Revenues — Intersegment	—	186	270	60	(516)	—
Investment and Other Income	114	9	6	—	—	129

Total Revenues	$9,812	$962	$678	$175	$(516)	$11,111

Earnings from Operations	$944	$198	$139	$29	$—	$1,310

Three Months Ended June 30, 2004	Health Care Services	Uniprise	Specialized Care Services	Ingenix	Eliminations	Consolidated
Revenues — External Customers	$7,509	$671	$342	$92	$—	$8,614
Revenues — Intersegment	—	165	227	54	(446)	—
Investment and Other Income	79	7	4	—	—	90

Total Revenues	$7,588	$843	$573	$146	$(446)	$8,704

Earnings from Operations	$636	$170	$119	$20	$—	$945

Six Months Ended June 30, 2005	Health Care Services	Uniprise	Specialized Care Services	Ingenix	Eliminations	Consolidated
Revenues — External Customers	$19,225	$1,524	$784	$222	$—	$21,755
Revenues — Intersegment	—	362	530	119	(1,011)	—
Investment and Other Income	215	17	11	—	—	243

Total Revenues	$19,440	$1,903	$1,325	$341	$(1,011)	$21,998

Earnings from Operations	$1,854	$387	$272	$53	$—	$2,566

Six Months Ended June 30, 2004	Health Care Services	Uniprise	Specialized Care Services	Ingenix	Eliminations	Consolidated
Revenues — External Customers	$14,481	$1,337	$666	$183	$—	$16,667
Revenues — Intersegment	—	326	452	103	(881)	—
Investment and Other Income	157	15	9	—	—	181

Total Revenues	$14,638	$1,678	$1,127	$286	$(881)	$16,848

Earnings from Operations	$1,213	$337	$232	$39	$—	$1,821

12.	Commitments and Contingencies

Legal Matters

Because of the nature of our businesses, we are routinely made party to a variety of legal actions related to the design, management and offerings of our services. We record liabilities for our estimates of probable costs resulting from these matters. These matters include, but are not limited to, claims relating to health care benefits coverage, medical malpractice actions, contract disputes and claims related to disclosure of certain business practices.

UNITEDHEALTH GROUP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Beginning in 1999, a series of class action lawsuits were filed against us and virtually all major entities in the health benefits business. In December 2000, a multidistrict litigation panel consolidated several litigation cases involving UnitedHealth Group and our affiliates in the Southern District Court of Florida, Miami division. Generally, the health care provider plaintiffs allege violations of ERISA and RICO in connection with alleged undisclosed policies intended to maximize profits. Other allegations include breach of state prompt payment laws and breach of contract claims for failure to timely reimburse providers for medical services rendered. The consolidated suits seek injunctive, compensatory and equitable relief as well as restitution, costs, fees and interest payments. The trial court granted the health care providers’ motion for class certification and that order was reviewed by the Eleventh Circuit Court of Appeals. The Eleventh Circuit affirmed the class action status of the RICO claims, but reversed as to the breach of contract, unjust enrichment and prompt payment claims. Through a series of motions and appeals, all direct claims against UnitedHealthcare have been compelled to arbitration. The trial court has denied UnitedHealthcare’s further motion to compel the secondary RICO claims to arbitration and the Eleventh Circuit affirmed that order. A trial date has been set for January 2006. The trial court has ordered that the trial be bifurcated into separate liability and damage proceedings. At a hearing before the trial court in July 2005, the plaintiffs confirmed that they would not seek damages against the Company with respect to capitation-related claims.

On March 15, 2000, the American Medical Association filed a lawsuit against the company in the Supreme Court of the State of New York, County of New York. On April 13, 2000, we removed this case to the United States District Court for the Southern District of New York. The suit alleges causes of action based on ERISA, as well as breach of contract and the implied covenant of good faith and fair dealing, deceptive acts and practices, and trade libel in connection with the calculation of reasonable and customary reimbursement rates for non-network providers. The suit seeks declaratory, injunctive and compensatory relief as well as costs, fees and interest payments. An amended complaint was filed on August 25, 2000, which alleged two classes of plaintiffs, an ERISA class and a non-ERISA class. After the Court dismissed certain ERISA claims and the claims brought by the American Medical Association, a third amended complaint was filed. On October 25, 2002, the court granted in part and denied in part our motion to dismiss the third amended complaint. On May 21, 2003, we filed a counterclaim complaint in this matter alleging antitrust violations against the American Medical Association and asserting claims based on improper billing practices against an individual provider plaintiff. On May 26, 2004, we filed a motion for partial summary judgment seeking the dismissal of certain claims and parties based, in part, due to lack of standing. On July 16, 2004, plaintiffs filed a motion for leave to file an amended complaint, seeking to assert RICO violations.

Although the results of pending litigation are always uncertain, we do not believe the results of any such actions currently threatened or pending, including those described above, will, individually or in aggregate, have a material adverse effect on our consolidated financial position or results of operations.

Government Regulation

Our business is regulated at federal, state, local and international levels. The laws and rules governing our business and interpretations of those laws and rules are subject to frequent change. Broad latitude is given to the agencies administering those regulations. State legislatures and Congress continue to focus on health care issues as the subject of proposed legislation. Existing or future laws and rules could force us to change how we do business, restrict revenue and enrollment growth, increase our health care and administrative costs and capital requirements, and increase our liability in federal and state courts for coverage determinations, contract interpretation and other actions. Further, we must obtain and maintain regulatory approvals to market many of our products.

We typically have and are currently involved in various governmental investigations, audits, and reviews. These include routine, regular and special investigations, audits, and reviews by the Centers for Medicare and Medicaid

UNITEDHEALTH GROUP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Services (CMS), state insurance and health and welfare departments and state attorneys general, the Office of the Inspector General, the Office of Personnel Management, the Office of Civil Rights, the Department of Justice, and U.S. Attorneys. Such government actions can result in assessment of damages, civil or criminal fines or penalties, or other sanctions, including restrictions or changes in the way we conduct business, loss of licensure or exclusion from participation in government programs. We record liabilities for our estimate of probable costs resulting from these matters. Although the results of pending matters are always uncertain, we do not believe the results of any of the current investigations, audits or reviews, currently threatened or pending, individually or in aggregate, will have a material adverse effect on our consolidated financial position or results of operations.

Other Contingencies

In 2002, Oxford, which we acquired on July 29, 2004, entered into agreements with two insurance companies that guaranteed cost reduction targets related to certain orthopedic medical services. In 2003, the insurers sought to rescind or terminate the agreements claiming various misrepresentations and material breaches of the agreements by Oxford. Pursuant to the agreements, Oxford filed claims to recover approximately $50 million of costs incurred and expensed in excess of the cost reduction targets for the period from November 2002 to October 2004. An arbitration hearing with the insurance company holding a large majority of the coverage under the policies was held in January 2005, and a decision was issued on February 22, 2005, denying the insurer’s ability to rescind or terminate its agreement. As a result of the decision, Oxford was awarded approximately $30 million in net recoveries. The appeal period for the decision lapsed in May 2005. Accordingly, Oxford recorded the $30 million recovery as a reduction of medical costs during the second quarter of 2005. This recovery is included in our disclosure of prior year favorable medical cost development for the three and six months ended June 30, 2005. Oxford’s recovery claim of approximately $8 million from the remaining insurer is awaiting arbitration. We believe this insurer’s attempt to rescind the agreement is similarly without merit, and we will vigorously seek to enforce our rights.

13.	Recently Issued Accounting Standards

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (FAS No. 123(R)), which amends FASB Statement Nos. 123 (FAS No. 123) and 95. FAS No. 123(R) requires all companies to measure compensation expense for all share-based payments (including employee stock options) at fair value and recognize the expense over the related service period. Additionally, excess tax benefits, as defined in FAS No. 123(R), will be recognized as an addition to paid-in capital and will be reclassified from operating cash flows to financing cash flows in the Condensed Consolidated Statements of Cash Flows. In April 2005, the effective date of FAS No. 123(R) was delayed until the first quarter of 2006. Although we are continuing to evaluate the requirements of this new standard, we do not believe that the compensation expense amounts upon adoption will be significantly different than the FAS No. 123 pro forma amounts disclosed historically. We have included information regarding the effect on net earnings and net earnings per common share had we applied the fair value expense recognition provisions of the original FAS No. 123 within Note 2.

In March 2004, the FASB issued EITF Issue No. 03-1 (EITF 03-1), “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments.” EITF 03-1 includes new guidance for evaluating and recording impairment losses on certain debt and equity investments when the fair value of the investment security is less than its carrying value. In September 2004, the FASB delayed the effective date for the measurement and recognition provisions until the issuance of additional implementation guidance. The delay does not suspend the requirement to recognize impairment losses as required by existing authoritative literature. We will evaluate the impact of this new accounting standard on our process for determining other-than-temporary impairments of applicable debt and equity securities upon final issuance.

UNITEDHEALTH GROUP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In June 2005, the FASB issued an exposure draft of a proposed standard entitled “Business Combinations — a replacement of FASB Statement No. 141.” The proposed standard, if adopted, would provide new guidance for evaluating and recording business combinations and would be effective on a prospective basis for business combinations whose acquisition dates are on or after January 1, 2007. Upon issuance of a final standard, which is expected in 2006, the Company will evaluate the impact of this new standard and its effect on the process for recording business combinations.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

UnitedHealth Group Incorporated

Minnetonka, Minnesota

We have reviewed the accompanying condensed consolidated balance sheet of UnitedHealth Group Incorporated and Subsidiaries (the Company) as of June 30, 2005, and the related condensed consolidated statements of operations for the three-month and six-month periods ended June 30, 2005 and 2004, and of cash flows for the six-month periods ended June 30, 2005 and 2004. These interim condensed consolidated financial statements are the responsibility of the Company’s management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to such condensed consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of UnitedHealth Group Incorporated and Subsidiaries as of December 31, 2004, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the year then ended (not presented herein); and in our report dated February 28, 2005, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2004 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota

August 5, 2005

Item 2.    Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read together with the accompanying unaudited condensed consolidated financial statements and notes. In addition, the following discussion should be considered in light of a number of factors that affect the Company, the industry in which we operate, and business generally. These factors are described in the Cautionary Statements Section of this Quarterly Report.

Summary highlights of our second quarter 2005 results include:

•	Diluted net earnings per common share of $0.61, an increase of 30% from $0.47 per share reported in the second quarter of 2004 and an increase of 5% from $0.58 per share reported in the first quarter of 2005.

•	Consolidated revenues of $11.1 billion, an increase of $2.4 billion, or 28%, over the second quarter of 2004. Excluding the impact of acquisitions, consolidated revenues increased by approximately 11% over the prior year.

•	Earnings from operations of $1.3 billion, up $365 million, or 39%, over the prior year and up $54 million, or 4%, sequentially over the first quarter of 2005.

•	Consolidated operating margin of 11.8%, up from 10.9% in the second quarter of 2004.

•	Cash flows from operations of $2.5 billion for the six months ended June 30, 2005, an increase of 30% compared to $1.9 billion for the six months ended June 30, 2004.

•	Consolidated medical care ratio, excluding AARP, of 79.0%, a decrease from 79.8% in the second quarter of 2004.

•	Operating cost ratio of 14.7%, a decrease from 15.5% during the second quarter of 2004.

UnitedHealth Group acquired Oxford Health Plans, Inc. (Oxford) in July 2004 for total consideration of approximately $5.0 billion and acquired Mid Atlantic Medical Services, Inc. (MAMSI) in February 2004 for total consideration of approximately $2.7 billion. The results of operations and financial condition of Oxford and MAMSI have been included in UnitedHealth Group’s Consolidated Financial Statements since the respective acquisition dates.

Summary Operating Information

	Three Months Ended June 30,			Six Months Ended June 30,
(In millions, except per share data)	2005	2004	Percent Change	2005	2004	Percent Change
Revenues	$11,111	$8,704	28%	$21,998	$16,848	31%
Earnings from Operations	$1,310	$945	39%	$2,566	$1,821	41%
Net Earnings	$809	$596	36%	$1,588	$1,150	38%
Diluted Net Earnings Per Common Share	$0.61	$0.47	30%	$1.19	$0.91	31%
Medical Care Ratio	80.1%	81.1%		80.1%	80.9%
Medical Care Ratio, excluding AARP	79.0%	79.8%		79.0%	79.7%
Operating Cost Ratio	14.7%	15.5%		14.8%	15.8%
Return on Equity (annualized)	30.7%	33.2%		30.0%	35.4%
Operating Margin	11.8%	10.9%		11.7%	10.8%

Results of Operations

Consolidated Financial Results

Revenues

Revenues are comprised of premium revenues from risk-based products; service revenues, which primarily include fees for management, administrative and consulting services; and investment and other income.

Premium revenues are primarily derived from risk-based health insurance arrangements in which the premium is fixed, typically for a one-year period, and we assume the economic risk of funding our customers’ health care services and related administrative costs. Service revenues consist primarily of fees derived from services performed for customers that self-insure the medical costs of their employees and their dependents. For both premium risk-based and fee-based customer arrangements, we provide coordination and facilitation of medical services; transaction processing; customer, consumer and care provider services; and access to contracted networks of physicians, hospitals and other health care professionals.

Consolidated revenues for the three and six months ended June 30, 2005 of $11.1 billion and $22.0 billion, respectively, increased by $2.4 billion, or 28%, and $5.1 billion, or 31%, over the comparable 2004 periods, primarily as a result of revenues from businesses acquired since the beginning of 2004. Excluding the impact of these acquisitions, consolidated revenues increased by approximately 11% for both the three and six months ended June 30, 2005 over the comparable 2004 periods as a result of rate increases on premium-based and fee-based services and growth in individuals served across business segments. Following is a discussion of second quarter consolidated revenue trends for each of our three revenue components.

Premium Revenues

Consolidated premium revenues for the three and six months ended June 30, 2005 of $10.1 billion and $19.9 billion, respectively, increased by $2.3 billion, or 29%, and $4.9 billion, or 32%, over the comparable 2004 periods. Excluding the impact of acquisitions, consolidated premium revenues increased by approximately 11% for both the three and six months ended June 30, 2005 over the comparable 2004 periods primarily driven by premium rate increases and an increase in the number of individuals served by our risk-based products.

For the three and six months ended June 30, 2005, UnitedHealthcare premium revenues increased by $1.6 billion and $3.6 billion, to $6.4 billion and $12.7 billion, respectively. Excluding premium revenues from businesses acquired since the beginning of 2004, UnitedHealthcare premium revenues increased by approximately 9% and 10%, respectively, for the three and six months ended June 30, 2005. This increase is primarily due to average net premium rate increases of approximately 8% to 9% on UnitedHealthcare’s renewing commercial risk-based products and an increase in the number of individuals served by UnitedHealthcare’s commercial risk-based products. Ovations premium revenues increased by 26% for both the three and six months ended June 30, 2005 over the comparable 2004 periods. Excluding the impact of acquisitions, Ovations premium revenues increased by approximately 16% for both the three and six months ended June 30, 2005 driven primarily by an increase in the number of individuals served by Medicare supplement products provided to AARP members and by Medicare Advantage products, as well as rate increases on these products. Premium revenues from AmeriChoice’s Medicaid programs for the three and six months ended June 30, 2005 increased by $73 million, or 10%, and $177 million, or 12%, respectively, over the comparable 2004 periods primarily driven by an increase in the number of individuals served and rate increases. The remaining premium revenue increase is due mainly to strong growth in the number of individuals served by several Specialized Care Services’ businesses.

Service Revenues

Service revenues during the three and six months ended June 30, 2005 of $920 million and $1.8 billion, respectively, increased $107 million, or 13%, and $220 million, or 14%, over the comparable 2004 periods. The increase in service revenues was driven primarily by aggregate growth of 8% in the number of individuals served by Uniprise and UnitedHealthcare under fee-based arrangements during the six months ended June 30, 2005 over the comparable 2004 period, excluding the impact of acquisitions, as well as annual rate increases. In addition, Ingenix service revenues increased by approximately 19% due primarily to new business growth in the health information and clinical research businesses as well as businesses acquired since the beginning of 2004.

Investment and Other Income

Investment and other income during the three and six months ended June 30, 2005 totaled $129 million and $243 million, respectively, representing increases of $39 million and $62 million over the comparable 2004 periods. Interest income for the three and six months ended June 30, 2005 increased by $40 million and $68 million, respectively, over the comparable 2004 periods principally due to the impact of increased levels of cash and fixed-income investments from the acquisitions of Oxford and MAMSI and higher yields on fixed-income investments. Net capital gains on sales of investments for the three and six months ended June 30, 2005 were $7 million and $9 million, respectively, compared with $8 million and $15 million for the three and six months ended June 30, 2004.

Medical Costs

The combination of pricing, benefit designs, consumer health care utilization and comprehensive care facilitation efforts is reflected in the medical care ratio (medical costs as a percentage of premium revenues).

The consolidated medical care ratio for both the three and six months ended June 30, 2005 of 80.1% improved from 81.1% and 80.9% in the comparable 2004 periods. Excluding the AARP business,1 the medical care ratio for both the three and six months ended June 30, 2005 of 79.0%, improved from 79.8% and 79.7% in the comparable 2004 periods. These medical care ratio decreases resulted primarily from the increase in favorable medical cost development related to prior periods and changes in product, business and customer mix.

Each period, our operating results include the effects of revisions in medical cost estimates related to all prior periods. Changes in medical cost estimates related to prior periods, resulting from more complete claim information, are identified in the current period and are included in total medical costs reported for the current period. Medical costs for the second quarter of 2005 include approximately $120 million of favorable medical cost development related to prior fiscal years and $20 million of favorable medical cost development related to the first quarter of 2005. Medical costs for the second quarter of 2004 include approximately $60 million of favorable medical cost development, all related to prior fiscal years. Medical costs for the six months ended June 30, 2005 and 2004 include approximately $310 million and $150 million, respectively, of favorable medical cost development related to prior years. The increase in favorable medical cost development was driven primarily by lower than anticipated medical costs as well as growth in the size of the medical cost base and related medical payables due to organic growth and businesses acquired since the beginning of 2004.

On an absolute dollar basis, medical costs for the three and six months ended June 30, 2005 increased $1.7 billion, or 27%, and $3.8 billion, or 31%, respectively, over the comparable 2004 periods. Excluding the impact of acquisitions, medical costs increased by approximately 10% for both the three and six months ended June 30, 2005. This increase was primarily driven by an 8% increase in medical cost trend due to both inflation and a slight increase in health care consumption as well as organic growth.

1Management believes disclosure of the medical care ratio excluding the AARP business is meaningful since underwriting gains or losses related to the AARP business accrue to the overall benefit of the AARP policyholders through a rate stabilization fund (RSF). Although the company is at risk for underwriting losses to the extent cumulative net losses exceed the balance in the RSF, we have not been required to fund any underwriting deficits to date, and management believes the RSF balance is sufficient to cover potential future underwriting or other risks associated with the contract during the foreseeable future.

Operating Costs

The operating cost ratio (operating costs as a percentage of total revenues) for the three and six months ended June 30, 2005 of 14.7% and 14.8%, respectively, improved from 15.5% and 15.8% in the comparable 2004 periods. These decreases were primarily driven by revenue mix changes, with premium revenues growing at a faster rate than service revenues largely due to recent acquisitions. Operating costs as a percentage of premium revenues are generally considerably lower than operating costs as a percentage of fee-based revenues. Additionally, the decrease in the operating cost ratio reflects productivity gains from technology deployment and other cost management initiatives.

On an absolute dollar basis, operating costs for the three and six months ended June 30, 2005 increased $286 million, or 21%, and $589 million, or 22%, respectively, over the comparable 2004 periods. Excluding the impact of acquisitions, operating costs increased by approximately 10% for the six months ended June 30, 2005 over the comparable 2004 period. These increases were driven by a 7% increase in total individuals served by Health Care Services and Uniprise during the six months ended June 30, 2005 over the comparable 2004 period, excluding the impact of acquisitions, growth in Specialized Care Services and Ingenix, and general operating cost inflation, partially offset by productivity gains from technology deployment and other cost management initiatives.

Depreciation and Amortization

Depreciation and amortization for the three and six months ended June 30, 2005 of $108 million and $217 million, respectively, increased from $87 million and $169 million in the comparable 2004 periods. The increases were primarily related to intangible assets acquired in business acquisitions since the beginning of 2004 and higher levels of computer equipment and capitalized software as a result of technology enhancements, business growth and businesses acquired since the beginning of 2004.

Income Taxes

Our effective income tax rate for the three and six months ended June 30, 2005 was 35.5% compared to 35.0% in the comparable 2004 periods. The increase is mainly driven by changes in business and income mix between states with differing income tax rates.

Business Segments

The following summarizes the operating results of our business segments for the three and six months ended June 30 (in millions):

Revenues

	Three Months Ended June 30,			Six Months Ended June 30,
	2005	2004	Percent Change	2005	2004	Percent Change
Health Care Services	$9,812	$7,588	29%	$19,440	$14,638	33%
Uniprise	962	843	14%	1,903	1,678	13%
Specialized Care Services	678	573	18%	1,325	1,127	18%
Ingenix	175	146	20%	341	286	19%
Eliminations	(516)	(446)	n/a	(1,011)	(881)	n/a

Consolidated Revenues	$11,111	$8,704	28%	$21,998	$16,848	31%

Earnings from Operations

	Three Months Ended June 30,			Six Months Ended June 30,
	2005	2004	Percent Change	2005	2004	Percent Change
Health Care Services	$944	$636	48%	$1,854	$1,213	53%
Uniprise	198	170	16%	387	337	15%
Specialized Care Services	139	119	17%	272	232	17%
Ingenix	29	20	45%	53	39	36%

Consolidated Earnings from Operations	$1,310	$945	39%	$2,566	$1,821	41%

Health Care Services

The Health Care Services segment, comprised of the UnitedHealthcare, Ovations and AmeriChoice businesses, had revenues for the three and six months ended June 30, 2005 of $9.8 billion and $19.4 billion, respectively, representing increases of $2.2 billion, or 29%, and $4.8 billion, or 33%, over the comparable 2004 periods. Excluding the impact of acquisitions, Health Care Services revenues for the three and six months ended June 30, 2005 increased by approximately 10% and 11%, respectively.

The increase in revenues primarily resulted from an increase in UnitedHealthcare premium revenues for the three and six months ended June 30, 2005 of $1.6 billion and $3.6 billion, respectively, due mainly to the premium revenues from businesses acquired since the beginning of 2004. Excluding the impact of acquisitions, UnitedHealthcare premium revenues increased by approximately 9% and 10%, respectively, for the three and six months ended June 30, 2005 driven by average net premium rate increases of approximately 8% to 9% on UnitedHealthcare’s renewing commercial risk-based products and an increase in the number of individuals served by UnitedHealthcare’s commercial risk-based products. The remaining increase in Health Care Services revenues is largely attributable to growth in the number of individuals served by Ovations’ Medicare supplement products provided to AARP members and its Medicare Advantage products and growth in the number of individuals served by AmeriChoice’s Medicaid programs, as well as rate increases on all of these products.

For the three and six months ended June 30, 2005, Health Care Services earnings from operations of $944 million and $1.9 billion, respectively, increased $308 million, or 48%, and $641 million, or 53%, over the comparable 2004 periods. These increases primarily resulted from revenue growth and improved gross margins on UnitedHealthcare’s risk-based products, growth in the number of individuals served by UnitedHealthcare’s commercial risk-based and fee-based products, and the acquisitions of Oxford and MAMSI during 2004. UnitedHealthcare’s commercial medical care ratio improved to 78.6% in the second quarter of 2005 from 79.4% in the comparable 2004 period. The decrease is mainly due to the increase in favorable medical cost development related to prior periods and changes in product, business and customer mix. Health Care Services’ operating margin for the three and six months ended June 30, 2005 were 9.6% and 9.5%, respectively, an increase of 120 basis points over both the respective prior year periods driven mainly by the improved commercial medical care ratio and changes in business and customer mix.

The following table summarizes individuals served by Health Care Services, by major market segment and funding arrangement, as of June 30 (in thousands) 1:

	2005	2004
Commercial
Risk-based	7,700	6,225
Fee-based	3,455	3,060

Total Commercial	11,155	9,285
Medicare Advantage	355	240
Medicaid	1,265	1,230

Total Health Care Services	12,775	10,755

[1]	Excludes individuals served by Ovations’ Medicare supplement products provided to AARP members.

The number of individuals served by UnitedHealthcare’s commercial business as of June 30, 2005 increased by approximately 1.9 million, or 20%, over the second quarter of 2004. Excluding the acquisition of Oxford, UnitedHealthcare’s commercial business increased by 460,000, or 5%, over the prior year. This included an increase of 360,000 in the number of individuals served with commercial fee-based products, driven by new customer relationships and customers converting from risk-based products to fee-based products, in addition to an increase of 100,000 in the number of individuals served with commercial risk-based products driven primarily by new customer relationships.

The number of individuals served by Ovations’ Medicare Advantage products, excluding the impact of the Oxford acquisition, increased by 45,000, or 19%, from the second quarter of 2004 and AmeriChoice’s Medicaid enrollment increased by 35,000, or 3%, due mainly to new customer relationships since the second quarter of 2004.

Uniprise

Uniprise revenues for the three and six months ended June 30, 2005 of $962 million, and $1.9 billion, respectively, increased by $119 million, or 14%, and $225 million, or 13%, over the comparable 2004 periods. These increases were driven primarily by growth of 7% in the number of individuals served by Uniprise during the six months ended June 30, 2005 over the comparable 2004 period, excluding the impact of the acquisition of Definity Health Corporation (Definity) in December 2004, and annual service fee rate increases for self-insured customers. Uniprise served 10.5 million individuals as of June 30, 2005 and 9.5 million individuals as of June 30, 2004.

Uniprise earnings from operations for the three and six months ended June 30, 2005 of $198 million and $387 million, respectively, increased $28 million, or 16%, and $50 million, or 15%, over the comparable 2004 periods. Operating margin for the three and six months ended June 30, 2005 improved to 20.6% and 20.3%, from 20.2% and 20.1%, respectively, in the comparable 2004 periods. Uniprise has expanded its operating margin through operating cost efficiencies derived from process improvements, technology deployment and cost management initiatives that have reduced labor and occupancy costs in its transaction processing and customer service, billing and enrollment functions. Additionally, Uniprise’s infrastructure can be scaled efficiently, allowing its business to grow revenues at a proportionately higher rate than the associated growth in operating expenses.

Specialized Care Services

For the three and six months ended June 30, 2005, Specialized Care Services revenues of $678 million and $1.3 billion, respectively, increased by $105 million, or 18%, and $198 million, or 18%, over the comparable 2004 periods. These increases were principally driven by an increase in the number of individuals served by several of its specialty benefit businesses and rate increases related to these businesses.

Earnings from operations for the three and six months ended June 30, 2005 of $139 million and $272 million, respectively, increased $20 million, or 17%, and $40 million, or 17%, over the comparable 2004 periods. Specialized Care Services’ operating margin for both the three and six months ended June 30, 2005 of 20.5% was down slightly from the prior year periods due to a business mix shift toward higher revenue, lower margin products, largely offset by continued gains in quality initiatives and operating cost efficiencies.

Ingenix

For the three and six months ended June 30, 2005, Ingenix revenues of $175 million and $341 million, respectively, increased by $29 million, or 20%, and $55 million, or 19%, over the comparable 2004 periods. These increases were due primarily to new business growth in the health information and clinical research businesses as well as businesses acquired since the beginning of 2004.

Earnings from operations for the three and six months ended June 30, 2005 were $29 million and $53 million, respectively, increasing by 45% and 36% over the comparable 2004 periods. The operating margin for the three and six months ended June 30, 2005 improved to 16.6% and 15.5%, from 13.7% and 13.6%, respectively, in the comparable 2004 periods. These increases were driven primarily by new business growth in the health information and clinical research businesses as well as businesses acquired since the beginning of 2004. Ingenix typically generates higher revenues and operating margins in the second half of the year due to seasonally strong demand for higher margin health information products.

Financial Condition and Liquidity at June 30, 2005

Liquidity and Capital Resources

We manage our cash, investments and capital structure so we are able to meet the short- and long-term obligations of our business while maintaining strong financial flexibility and liquidity. We forecast, analyze and monitor our cash flows to enable prudent investment management and financing within the confines of our financial strategy.

Our regulated subsidiaries generate significant cash flows from operations. A majority of the assets held by our regulated subsidiaries are in the form of cash, cash equivalents and investments. After considering expected cash flows from operating activities, we generally invest cash of regulated subsidiaries that exceed our short-term obligations in longer term, investment-grade, marketable debt securities to improve our overall investment return. Factors we consider in making these investment decisions include our board of directors’ approved investment policy, regulatory limitations, return objectives, tax implications, risk tolerance and maturity dates. Our long-term investments are also available for sale to meet short-term liquidity and other needs. Cash in excess of the capital needs of our regulated entities are paid to their non-regulated parent companies, typically in the form of dividends, for general corporate use, when and as permitted by applicable regulations.

Our non-regulated businesses also generate significant cash from operations for general corporate use. Cash flows generated by these entities, combined with the issuance of commercial paper, long-term debt and the availability of committed credit facilities, further strengthen our operating and financial flexibility. We generally use these cash flows to reinvest in our businesses in the form of capital expenditures, to expand the depth and breadth of our services through business acquisitions, and to repurchase shares of our common stock, depending on market conditions.

Cash flows generated from operating activities, our primary source of liquidity, are principally from net earnings, excluding depreciation and amortization. As a result, any future decline in our profitability may have a negative impact on our liquidity. The level of profitability of our risk-based business depends in large part on our ability to accurately predict and price for health care and operating cost increases. This risk is partially mitigated by the diversity of our other businesses, the geographic diversity of our risk-based business and our disciplined underwriting and pricing processes, which seek to match premium rate increases with future health care costs. In 2004, a hypothetical unexpected 1% increase in commercial insured medical costs would have reduced net earnings by approximately $105 million.

The availability of financing in the form of debt or equity is influenced by many factors, including our profitability, operating cash flows, debt levels, debt ratings, debt covenants and other contractual restrictions, regulatory requirements and market conditions. We believe that our strategies and actions toward maintaining financial flexibility mitigate much of this risk.

Cash and Investments

Cash flows from operating activities were $2.5 billion in the six months ended June 30, 2005, representing an increase over the comparable 2004 period of $570 million, or 30%. This increase in operating cash flows resulted primarily from an increase of $522 million in net income excluding depreciation, amortization and other noncash items. Additionally, operating cash flows increased by $48 million due to cash generated by working capital changes.

We maintained a strong financial condition and liquidity position, with cash and investments of $12.8 billion at June 30, 2005. Total cash and investments increased by $520 million since December 31, 2004, primarily due to strong operating cash flows and increased debt levels, partially offset by common stock repurchases, cash paid for business acquisitions and capital expenditures.

As further described under Regulatory Capital and Dividend Restrictions, many of our subsidiaries are subject to various government regulations that restrict the timing and amount of dividends and other distributions that may be paid to their parent companies. At June 30, 2005, approximately $305 million of our $12.8 billion of cash and investments was held by non-regulated subsidiaries and was available for general corporate use, including acquisitions and share repurchases.

Financing and Investing Activities

In addition to our strong cash flows generated by operating activities, we use commercial paper and debt to maintain adequate operating and financial flexibility. As of June 30, 2005 and December 31, 2004, we had commercial paper and debt outstanding of approximately $4.3 billion and $4.0 billion, respectively. Our debt-to-total-capital ratio was 28.8% and 27.3% as of June 30, 2005 and December 31, 2004, respectively. We believe the prudent use of debt leverage optimizes our cost of capital and return on shareholders’ equity, while maintaining appropriate liquidity.

On July 6, 2005, the Company entered into a definitive agreement to acquire PacifiCare Health Systems, Inc. (PacifiCare). Under the terms of the agreement, PacifiCare shareholders will receive 1.1 shares of UnitedHealth Group common stock and $21.50 in cash for each share of PacifiCare common stock they own. Total estimated consideration for the transaction of approximately $8.2 billion, to be issued upon closing, is comprised of approximately 106 million shares of UnitedHealth Group common stock (valued at approximately $5.6 billion based upon the average of UnitedHealth Group’s share closing price for two days before, the day of and two days after the acquisition announcement date of July 6, 2005), approximately $2.1 billion in cash and UnitedHealth Group vested common stock options with an estimated fair value of approximately $450 million to be issued in exchange for PacifiCare’s outstanding vested common stock options. Under the purchase method of accounting, the total estimated purchase price will be allocated to the net tangible and intangible assets of PacifiCare based on their estimated fair values at the closing of the transaction. Completion of the merger is subject to receipt of regulatory approvals, approval by PacifiCare shareholders and other customary conditions. We expect this transaction will close in the fourth quarter of 2005 or the first quarter of 2006.

In June 2005, our Health Care Services business segment entered into a definitive agreement to purchase Neighborhood Health Partnership (NHP) for $175 million in cash. Completion of the transaction is subject to receipt of regulatory approvals and other customary conditions. This transaction is expected to close in the second half of 2005.

On December 10, 2004, our Uniprise business segment acquired Definity. Under the terms of the purchase agreement, we paid $305 million in cash in exchange for all of the outstanding stock of Definity. Available cash and commercial paper issuance financed the Definity purchase price.

On July 29, 2004, our Health Care Services business segment acquired Oxford. Under the terms of the purchase agreement, Oxford shareholders received 1.2714 shares of UnitedHealth Group common stock and $16.17 in cash for each share of Oxford common stock they owned. Total consideration issued was approximately $5.0 billion, comprised of approximately 104.4 million shares of UnitedHealth Group common stock (valued at approximately $3.4 billion based upon the average of UnitedHealth Group’s share closing price for two days before, the day of and two days after the acquisition announcement date of April 26, 2004), approximately $1.3 billion in cash and UnitedHealth Group vested common stock options with an estimated fair value of $240 million issued in exchange for Oxford’s outstanding vested common stock options.

On February 10, 2004, our Health Care Services business segment acquired MAMSI. Under the terms of the purchase agreement, MAMSI shareholders received 1.64 shares of UnitedHealth Group common stock and $18 in cash for each share of MAMSI common stock they owned. Total consideration issued was approximately $2.7 billion, comprised of 72.8 million shares of UnitedHealth Group common stock (valued at $1.9 billion based upon the average of UnitedHealth Group’s share closing price for two days before, the day of and two days after the acquisition announcement date of October 27, 2003) and approximately $800 million in cash.

On June 30, 2005, we executed a commitment letter with two financial institutions in which the institutions agreed to provide a $3 billion 364-day Credit Facility to serve as backup liquidity to finance the cash portion of the purchase price of the proposed PacifiCare acquisition described above and to retire a portion of the PacifiCare debt. The terms of the 364-day Credit Facility are substantially similar to our existing revolving credit facility.

In March 2005, we issued $500 million of 4.9% fixed-rate notes due March 2015. We used the proceeds from this borrowing for general corporate purposes including repayment of commercial paper, working capital and share repurchases.

In July 2004, we issued $1.2 billion of commercial paper to fund the cash portion of the Oxford purchase price. In August 2004, we refinanced the commercial paper by issuing $550 million of 3.4% fixed-rate notes due August 2007, $450 million of 4.1% fixed-rate notes due August 2009 and $500 million of 5.0% fixed-rate notes due August 2014.

In February 2004, we issued $250 million of 3.8% fixed-rate notes due February 2009 and $250 million of 4.8% fixed-rate notes due February 2014. We used the proceeds from the February 2004 borrowings to finance a majority of the cash portion of the MAMSI purchase price as described above.

We entered into interest rate swap agreements to convert our interest exposure on a majority of our borrowings from a fixed to a variable rate. Our interest rate swap agreements have aggregate notional amounts of $3.4 billion. At June 30, 2005, the rate used to accrue interest expense on these agreements ranged from 3.3% to 4.1%. The differential between the fixed and variable rates to be paid or received is accrued and recognized over the life of the agreements as an adjustment to interest expense in the Condensed Consolidated Statements of Operations.

We have a $1.0 billion five-year revolving credit facility supporting our commercial paper program that expires in June 2009. As of June 30, 2005, we had no amounts outstanding under this credit facility. Commercial paper decreased from $273 million at December 31, 2004, to zero at June 30, 2005.

Our debt arrangements and credit facility contain various covenants, the most restrictive of which require us to maintain a debt-to-total-capital ratio (calculated as the sum of commercial paper and debt divided by the sum of commercial paper, debt and shareholders’ equity) below 45% and to exceed specified minimum interest coverage levels. We are in compliance with the requirements of all debt covenants.

Our senior debt is rated “A” by Standard & Poor’s (S&P) and Fitch, and “A2” by Moody’s. Our commercial paper is rated “A-1” by S&P, “F-1” by Fitch, and “P-1” by Moody’s. During the first quarter of 2005, our senior debt rating was upgraded from “A3” to “A2” and our commercial paper rating was upgraded from “P-2” to “P-1” by Moody’s. Consistent with our intention of maintaining our senior debt ratings in the “A” range, we intend to maintain our debt-to-total-capital ratio at approximately 30% or less. A significant downgrade in our debt or commercial paper ratings could adversely affect our borrowing capacity and costs.

Under our board of directors’ authorization, we maintain a common stock repurchase program. Repurchases may be made from time to time at prevailing prices, subject to certain restrictions on volume, pricing and timing. During the six months ended June 30, 2005, we repurchased 45.4 million shares at an average price of approximately $46 per share and an aggregate cost of approximately $2.1 billion. As of June 30, 2005, we had board of directors’ authorization to purchase up to an additional 63.8 million shares of our common stock. Our common stock repurchase program is discretionary as we are under no obligation to repurchase shares. We repurchase shares because we believe it is a prudent use of capital. A decision by the company to discontinue share repurchases would significantly increase our liquidity and financial flexibility.

In March 2005, we filed a $3.0 billion S-3 shelf registration statement (for common stock, preferred stock, debt securities and other securities) which was declared effective by the Securities and Exchange Commission in April 2005. This shelf registration statement replaced our $2.0 billion shelf registration statement filed in the first quarter of 2004 which has been fully utilized. We have not yet issued any securities under our new shelf registration statement. We intend to increase our capacity to issue securities under the S-3 shelf registration statement to an aggregate of $4.0 billion and to reflect changes related to the acquisition of PacifiCare described above. We may publicly offer securities from time to time at prices and terms to be determined at the time of offering. Under our S-4 acquisition shelf registration statement, we have remaining issuing capacity of 48.6 million shares of our common stock in connection with acquisition activities. We filed separate S-4 registration statements for the 72.8 million shares issued in connection with the February 2004 acquisition of MAMSI and for the 104.4 million shares issued in connection with the July 2004 acquisition of Oxford described previously. We intend to file an S-4 registration statement for the shares to be issued in connection with the acquisition of PacifiCare described above.

Contractual Obligations, Off-Balance Sheet Arrangements And Commitments

A summary of future obligations under our various contractual obligations, off-balance sheet arrangements and commitments was disclosed in our December 31, 2004 Annual Report on Form 10-K. There have not been significant changes to the amounts of these obligations other than those items disclosed under the “Financial Condition and Liquidity at June 30, 2005” section. Additionally, we do not have any other material contractual obligations, off-balance sheet arrangements or commitments that require cash resources; however, we continually evaluate opportunities to expand our operations. This includes internal development of new products, programs and technology applications, and may include acquisitions.

AARP

In January 1998, we entered into a 10-year contract to provide health insurance products and services to members of AARP. These products and services are provided to supplement benefits covered under traditional Medicare. Under the terms of the contract, we are compensated for transaction processing and other services as well as for assuming underwriting risk. We are also engaged in product development activities to complement the insurance offerings under this program. Premium revenues from our portion of the AARP insurance offerings are approximately $4.7 billion annually.

The underwriting gains or losses related to the AARP business are directly recorded as an increase or decrease to a rate stabilization fund (RSF). The primary components of the underwriting results are premium revenue, medical costs, investment income, administrative expenses, member services expenses, marketing expenses and premium taxes. Underwriting gains and losses are recorded as an increase or decrease to the RSF and accrue to the overall benefit of the AARP policyholders, unless cumulative net losses were to exceed the balance in the RSF. To the extent underwriting losses exceed the balance in the RSF, we would have to fund the deficit. Any deficit we fund could be recovered by underwriting gains in future periods of the contract. To date, we have not been required to fund any underwriting deficits. As further described in Note 8 to the condensed consolidated financial statements, the RSF balance is reported in Other Policy Liabilities in the accompanying Condensed Consolidated Balance Sheets. We believe the RSF balance is sufficient to cover potential future underwriting or other risks associated with the contract.

Regulatory Capital And Dividend Restrictions

We conduct a significant portion of our operations through companies that are subject to standards established by the National Association of Insurance Commissioners (NAIC). These standards, among other things, require these subsidiaries to maintain specified levels of statutory capital, as defined by each state, and restrict the timing and amount of dividends and other distributions that may be paid to their parent companies. Generally, the amount of dividend distributions that may be paid by a regulated subsidiary, without prior approval by state regulatory authorities, is limited based on the entity’s level of statutory net income and statutory capital and surplus. The agencies that assess our creditworthiness also consider capital adequacy levels when establishing our debt ratings. Consistent with our intent to maintain our senior debt ratings in the “A” range, we maintain an aggregate statutory capital level for our regulated subsidiaries that is significantly higher than the minimum level regulators require.

Critical Accounting Policies And Estimates

Critical accounting policies are those policies that require management to make the most challenging, subjective or complex judgments, often because they must estimate the effects of matters that are inherently uncertain and may change in subsequent periods. Critical accounting policies involve judgments and uncertainties that are sufficiently sensitive to result in materially different results under different assumptions and conditions. The following provides a summary of our accounting policies and estimation procedures surrounding medical costs. For a detailed description of all our critical accounting policies, see the Results of Operations section of the consolidated financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2004.

Medical Costs

Each reporting period, we estimate our obligations for medical care services that have been rendered on behalf of insured consumers but for which claims have either not yet been received or processed, and for liabilities for physician, hospital and other medical cost disputes. We develop estimates for medical care services incurred but not reported using an actuarial process that is consistently applied, centrally controlled and automated. The actuarial models consider factors such as time from date of service to claim receipt, claim backlogs, seasonal variances in medical care consumption, care provider contract rate changes, medical care utilization and other medical cost trends, membership volume and demographics, benefit plan changes, and business mix changes related to products, customers and geography. Depending on the health care provider and type of service, the typical billing lag for services can range from two to 90 days from the date of service. Substantially all claims related to medical care services are known and settled within nine to 12 months from the date of service. We estimate liabilities for physician, hospital and other medical cost disputes based upon an analysis of potential outcomes, assuming a combination of litigation and settlement strategies.

Each period, we re-examine previously established medical costs payable estimates based on actual claim submissions and other changes in facts and circumstances. As the liability estimates recorded in prior periods become more exact, we increase or decrease the amount of the estimates, and include the changes in estimates in medical costs in the period in which the change is identified. In every reporting period, our operating results include the effects of more completely developed medical costs payable estimates associated with previously reported periods. If the revised estimate of prior period medical costs is less than the previous estimate, we will decrease reported medical costs in the current period (favorable development). If the revised estimate of prior period medical costs is more than the previous estimate, we will increase reported medical costs in the current period (unfavorable development). Historically, the net impact of estimate developments has represented less than one-half of 1% of annual medical costs, less than 4% of annual earnings from operations and less than 3% of medical costs payable.

In order to evaluate the impact of changes in medical cost estimates for any particular discrete period, one should consider both the amount of development recorded in the current period pertaining to prior periods and the amount of development recorded in subsequent periods pertaining to the current period. The accompanying table provides a summary of the net impact of favorable development on medical costs and earnings from operations (in millions).

	Net Favorable Development	Net Impact on Medical Costs(a)		Medical Costs			Earnings from Operations
				As Reported	As Adjusted(b)		As Reported	As Adjusted(b)
2001	$30	$(40)		$17,644	$17,604		$1,566	$1,606
2002	$70	$(80)		$18,192	$18,112		$2,186	$2,266
2003	$150	$(60)		$20,714	$20,654		$2,935	$2,995
2004	$210	$(100	)(c)	$27,000	$26,900	(c)	$4,101	$4,201	(c)

(a)	The amount of favorable development recorded in the current year pertaining to the prior year less the amount of favorable development recorded in the subsequent year pertaining to the current year.

(b)	Represents reported amounts adjusted to reflect the net impact of medical cost development.

(c)	For the six months ended June 30, 2005, the company recorded net favorable development of $310 million pertaining to 2004. The amount of prior period development in 2005 pertaining to 2004 will likely change as our December 31, 2004 medical costs payable estimate continues to develop throughout 2005.

Our estimate of medical costs payable represents management’s best estimate of the company’s liability for unpaid medical costs as of June 30, 2005, developed using consistently applied actuarial methods. Management believes the amount of medical costs payable is reasonable and adequate to cover the company’s liability for unpaid claims as of June 30, 2005; however, actual claim payments may differ from established estimates. Assuming a hypothetical 1% difference between our June 30, 2005 estimates of medical costs payable and actual costs payable, excluding the AARP business, second quarter 2005 earnings from operations would increase or decrease by approximately $49 million and diluted net earnings per common share would increase or decrease by approximately $0.02 per share.

Inflation

The current national health care cost inflation rate significantly exceeds the general inflation rate. We use various strategies to lessen the effects of health care cost inflation. These include setting commercial premiums based on anticipated health care costs, coordinating care with physicians and other health care providers and rate discounts from physicians and other health care providers. Through contracts with physicians and other health care providers, we emphasize preventive health care, appropriate use of health care services consistent with clinical performance standards, education and closing gaps in care.

We believe our strategies to mitigate the impact of health care cost inflation on our operating results have been and will continue to be successful. However, other factors including competitive pressures, new health care and pharmaceutical product introductions, demands from physicians and other health care providers and consumers, major epidemics, and applicable regulations may affect our ability to control the impact of health care cost inflation. Because of the narrow operating margins of our risk-based products, changes in medical cost trends that were not anticipated in establishing premium rates can create significant changes in our financial results.

Concentrations Of Credit Risk

Investments in financial instruments such as marketable securities and accounts receivable may subject UnitedHealth Group to concentrations of credit risk. Our investments in marketable securities are managed under an investment policy authorized by our board of directors. This policy limits the amounts that may be invested in any one issuer and generally limits our investments to U.S. Government and Agency securities, state and municipal securities and corporate debt obligations that are investment grade. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of employer groups that constitute our customer base. As of June 30, 2005, there were no significant concentrations of credit risk.

Cautionary Statements

The statements contained in this Quarterly Report on Form 10-Q include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the “PSLRA”). When used in this Quarterly Report on Form 10-Q and in future filings by us with the Securities and Exchange Commission, in our news releases, presentations to securities analysts or investors, and in oral statements made by or with the approval of one of our executive officers, the words or phrases “believes,” “anticipates,” “expects,” “plans,” “seeks,” “intends,” “will likely result,” “estimates,” “projects” or similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve risks and uncertainties that may cause our actual results to differ materially from the results discussed in the forward-looking statements.

The following discussion contains certain cautionary statements regarding our business that investors and others should consider. These factors, among others, could cause actual results to differ materially from those contained in forward-looking statements contained in this quarterly report. Except to the extent otherwise required by federal securities laws, we do not undertake to address or update forward-looking statements in future filings or communications regarding our business or operating results, and do not undertake to address how any of these factors may have caused results to differ from discussions or information contained in previous filings or communications. In addition, any of the matters discussed below may have affected past, as well as current, forward-looking statements about future results. Any or all forward-looking statements in this Quarterly Report of Form 10-Q and in any other public filings or statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors discussed below will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially from expectations expressed in our prior communications.

Risks Associated with UnitedHealth Groups’ Business

We must effectively manage our health care costs.

Under our risk-based product arrangements, we assume the risk of both medical and administrative costs for our customers in return for monthly premiums. Premium revenues from risk-based products (excluding AARP) have typically comprised approximately 75% to 80% of our total consolidated revenues. We generally use approximately 80% to 85% of our premium revenues to pay the costs of health care services delivered to these customers. The profitability of our risk-based products depends in large part on our ability to accurately predict, price for, and effectively manage health care costs. Total health care costs are affected by the number of individual services rendered and the cost of each service. Our premium revenue is typically fixed in price for a 12-month period and is generally priced one to four months before contract commencement. Services are delivered and related costs are incurred when the contract commences. Although we base the premiums we charge on our estimate of future health care costs over the fixed premium period, inflation, regulations and other factors may cause actual costs to exceed what was estimated and reflected in premiums. These factors may include increased use of services, increased cost of individual services, catastrophes, epidemics, the introduction of new or costly treatments and technology, new mandated benefits or other regulatory changes, insured population characteristics and seasonal changes in the level of health care use. As a measure of the impact of medical cost on our financial results, relatively small differences between predicted and actual medical costs as a percentage of premium revenues can result in significant changes in our financial results. For example, if medical costs increased by 1 percent without a proportional change in related revenues for UnitedHealthcare’s commercial insured products, our annual net earnings for 2004 would have been reduced by approximately $105 million. In addition, the financial results we report for any particular period include estimates of costs that have been incurred for which we have not received the underlying claims or for which we have received the claims but not yet processed them. If these estimates prove too high or too low, the effect of the change in estimate will be included in future results. That change can be either positive or negative to our results.

We face competition in many of our markets and customers have flexibility in moving between competitors.

Our businesses compete throughout the United States and face competition in all of the geographic markets in which they operate. For our Uniprise and Health Care Services segments, competitors include Aetna Inc., Cigna Corporation, Coventry Health Care, Inc., Humana Inc., WellChoice, Inc., and WellPoint, Inc., numerous for-profit and not-for-profit organizations operating under licenses from the Blue Cross Blue Shield Association and other enterprises concentrated in more limited geographic areas. Our Specialized Care Services and Ingenix segments also compete with a number of businesses. The addition of new competitors for at least the short-term can occur relatively easily, and customers enjoy significant flexibility in moving between competitors. In particular markets, competitors may have capabilities that give them a competitive advantage. Greater market share, established reputation, superior supplier arrangements, existing business relationships, and other factors all can provide a competitive advantage to our businesses or to their competitors. In addition, significant merger and acquisition activity has occurred in the industries in which we operate, both as to our competitors and suppliers in these industries. Consolidation may make it more difficult for us to retain or increase customers, to improve the terms on which we do business with our suppliers, or to maintain or advance profitability.

Our relationship with AARP is important.

Under our 10-year contract with AARP, which commenced in 1998, we provide Medicare supplement and hospital indemnity health insurance and other products to AARP members. As of June 30, 2005, our portion of AARP’s insurance program represented approximately $4.7 billion in annual net premium revenue from approximately 3.8 million AARP members. The AARP contract may be terminated early by us or AARP under certain circumstances, including a material breach by either party, insolvency of either party, a material adverse change in the financial condition of either party, and by mutual agreement. The success of our AARP arrangement depends, in part, on our ability to service AARP and its members, develop additional products and services, price the products and services competitively, and respond effectively to federal and state regulatory changes.

The favorable and unfavorable effects of changes in Medicare are uncertain.

The Medicare changes being implemented as a result of the Medicare Modernization Act of 2003 are complex and wide-ranging. There are numerous changes that will influence our business. We have invested considerable resources analyzing how to best address uncertainties and risks associated with the changes that may arise. In January 2005, the Centers for Medicare and Medicaid Services (CMS) released detailed regulations on major aspects of the legislation, however, some important requirements related to the implementation of the new product offerings, including the Part D prescription drug benefit and the regional Medicare Advantage Preferred Provider Organizations, have not yet been released by the federal government, thus creating challenges for planning and implementation. We believe the increased funding provided in the legislation will increase the number of competitors in the seniors health services market.

Our business is subject to routine government scrutiny, and we must respond quickly and appropriately to frequent changes in government regulations.

Our business is regulated at the federal, state, local and international levels. The laws and rules governing our business and interpretations of those laws and rules are subject to frequent change. Broad latitude is given to the agencies administering those regulations. Existing or future laws and rules could force us to change how we do business, restrict revenue and enrollment growth, increase our health care and administrative costs and capital requirements, and increase our liability in federal and state courts for coverage determinations, contract interpretation and other actions. We must obtain and maintain regulatory approvals to market many of our products, to increase prices for certain regulated products and to consummate our acquisitions and dispositions. Delays in obtaining or our failure to obtain or maintain these approvals could reduce our revenue or increase our costs.

We participate in federal, state and local government health care coverage programs. These programs generally are subject to frequent change, including changes that may reduce the number of persons enrolled or eligible, reduce the amount of reimbursement or payment levels, or increase our administrative or health care costs under such programs. Such changes have adversely affected our financial results and willingness to participate in such programs in the past, and may do so in the future.

State legislatures and Congress continue to focus on health care issues. Legislative and regulatory proposals at state and federal levels may affect certain aspects of our business, including contracting with physicians, hospitals and other health care professionals; physician reimbursement methods and payment rates; coverage determinations; claim payments and processing; drug utilization and patient safety efforts; use and maintenance of individually identifiable health information; medical malpractice litigation; and government-sponsored programs. We cannot predict if any of these initiatives will ultimately become binding law or regulation, or, if enacted, what their terms will be, but their enactment could increase our costs, expose us to expanded liability, require us to revise the ways in which we conduct business or put us at risk for loss of business.

We typically have and are currently involved in various governmental investigations, audits and reviews. These include routine, regular and special investigations, audits and reviews by CMS, state insurance and health and welfare departments and state attorneys general, the Office of the Inspector General, the Office of Personnel Management, the Office of Civil Rights, the Department of Justice and U.S. attorneys. Such government actions can result in assessment of damages, civil or criminal fines or penalties, or other sanctions, including restrictions or changes in the way we conduct business, loss of licensure or exclusion from participation in government programs. In addition, public perception or publicity surrounding routine governmental investigations may adversely affect our stock price, damage our reputation in various markets or make it difficult for us to sell products and services.

Relationships with physicians, hospitals and other health care providers are important to our business.

We contract with physicians, hospitals, pharmaceutical benefit service providers, pharmaceutical manufacturers, and other health care providers for competitive prices. Our results of operations and prospects are substantially dependent on our continued ability to maintain these competitive prices. A number of organizations are advocating for legislation that would exempt certain of these physicians and health care professionals from federal and state antitrust laws. In any particular market, these physicians and health care professionals could refuse to contract, demand higher payments, or take other actions that could result in higher health care costs, less desirable products for customers or difficulty meeting regulatory or accreditation requirements. In some markets, certain health care providers, particularly hospitals, physician/hospital organizations or multi-specialty physician groups, may have significant market positions or near monopolies that could result in diminished bargaining power on our part.

The nature of our business exposes us to litigation risks.

Periodically, we become a party to the types of legal actions that can affect any business, such as employment and employment discrimination-related suits, employee benefit claims, breach of contract actions, tort claims, shareholder suits, and intellectual property-related litigation. In addition, because of the nature of our business, we are routinely made party to a variety of legal actions related to the design, management and offerings of our services. These matters include, but are not limited to, claims related to health care benefits coverage, medical malpractice actions, contract disputes and claims related to disclosure of certain business practices. In 1999, a number of class action lawsuits were filed against us and virtually all major entities in the health benefits business. The suits are purported class actions on behalf of physicians for alleged breaches of federal statutes, including the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Racketeer Influenced Corrupt Organization Act (“RICO”). In March 2000, the American Medical Association filed a lawsuit against us in connection with the calculation of reasonable and customary reimbursement rates for non-network providers. Although the expenses which we have incurred to date in defending the 1999 class action lawsuits and the

American Medical Association lawsuit have not been material to our business, we will continue to incur expenses in the defense of these lawsuits and other matters, even if they are without merit.

The Company is largely self-insured with regard to litigation risks, however, we do maintain excess liability insurance with outside insurance carriers to minimize risks associated with catastrophic claims. Although we believe that we are adequately insured for claims in excess of our self-insurance, certain types of damages, such as punitive damages, are not covered by insurance. We record liabilities for our estimates of the probable costs resulting from self-insured matters. Although we believe the liabilities established for these risks are adequate, it is possible that the level of actual losses may exceed the liabilities recorded.

Our businesses depend on effective information systems and the integrity of the data in our information systems.

Our ability to adequately price our products and services, provide effective and efficient service to our customers, and to accurately report our financial results depends on the integrity of the data in our information systems. As a result of our acquisition activities, we have acquired additional systems. We have been taking steps to reduce the number of systems we operate and have upgraded and expanded our information systems capabilities. If the information we rely upon to run our businesses was found to be inaccurate or unreliable or if we fail to maintain effectively our information systems and data integrity, we could lose existing customers, have difficulty attracting new customers, have problems in determining medical cost estimates and establishing appropriate pricing, have customer and physician and other health care provider disputes, have regulatory problems, have increases in operating expenses or suffer other adverse consequences.

We have intangible assets, whose values may become impaired.

Due largely to our recent acquisitions, goodwill and other intangible assets represent a substantial portion of our assets. Goodwill and other intangible assets were approximately $10.7 billion as of June 30, 2005, representing approximately 38% of our total assets. If we make additional acquisitions, such as our pending acquisitions of PacifiCare and Neighborhood Health Partnership, it is likely that we will record additional intangible assets on our books. We periodically evaluate our goodwill and other intangible assets to determine whether all or a portion of their carrying values may no longer be recoverable, in which case a charge to earnings may be necessary. Any future evaluations requiring an asset impairment of our goodwill and other intangible assets could materially affect our results of operations and shareholders’ equity in the period in which the impairment occurs. A material decrease in shareholders’ equity could, in turn, negatively impact our debt ratings or potentially impact our compliance with existing debt covenants.

We must comply with emerging restrictions on patient privacy and information security, including taking steps to ensure compliance by our business associates who obtain access to sensitive patient information when providing services to us.

The use of individually identifiable data by our businesses is regulated at the international, federal and state levels. These laws and rules are changed frequently by legislation or administrative interpretation. Various state laws address the use and disclosure of individually identifiable health data. Most are derived from the privacy and security provisions in the federal Gramm-Leach-Bliley Act and the Health Insurance Portability and Accountability Act of 1996 (HIPAA). HIPAA also imposes guidelines on our business associates (as this term is defined in the HIPAA regulations). Even though we provide for appropriate protections through our contracts with our business associates, we still have limited control over their actions and practices. Compliance with these proposals, requirements, and new regulations may result in cost increases due to necessary systems changes, the development of new administrative processes, and the effects of potential noncompliance by our business associates. They also may impose further restrictions on our use of patient identifiable data that is housed in one or more of our administrative databases.

Our knowledge and information-related businesses depend on our ability to maintain proprietary rights to our databases and related products.

We rely on our agreements with customers, confidentiality agreements with employees, and our trade secrets, copyrights and patents to protect our proprietary rights. These legal protections and precautions may not prevent misappropriation of our proprietary information. In addition, substantial litigation regarding intellectual property rights exists in the software industry, and we expect software products to be increasingly subject to third-party infringement claims as the number of products and competitors in this industry segment grows. Such litigation and misappropriation of our proprietary information could hinder our ability to market and sell products and services.

The effects of the war on terror and future terrorist attacks could impact the health care industry.

The terrorist attacks launched on September 11, 2001, the war on terrorism, the threat of future acts of terrorism and the related concerns of customers and providers have negatively affected, and may continue to negatively affect, the U.S. economy in general and our industry specifically. Depending on the government’s actions and the responsiveness of public health agencies and insurance companies, future acts of terrorism and bio-terrorism could lead to, among other things, increased use of health care services including, without limitation, hospital and physician services; loss of membership in health benefit programs we administer as a result of lay-offs or other reductions of employment; adverse effects upon the financial condition or business of employers who sponsor health care coverage for their employees; disruption of our information and payment systems; increased health care costs due to restrictions on our ability to carve out certain categories of risk, such as acts of terrorism; and disruption of the financial and insurance markets in general.

Risks Associated with the Merger of PacifiCare Health Systems, Inc. (PacifiCare)

UnitedHealth Group and PacifiCare must obtain several governmental consents to complete the merger, which, if delayed, not granted or granted with conditions may jeopardize or postpone the merger, result in additional expense or reduce the anticipated benefits of the transaction.

UnitedHealth Group and PacifiCare must obtain specified approvals and consents in a timely manner from federal and state agencies prior to the completion of the merger. UnitedHealth Group, or the applicable subsidiary of PacifiCare, as the case may be, has filed acquisition of control and other transaction-related filings for approval with California’s Department of Managed Health Care and the Insurance Departments of the States of Arizona, California, Colorado, Indiana, Nevada, Oklahoma, Oregon, Texas, Washington, and Wisconsin. If such approvals are not obtained, neither UnitedHealth Group nor PacifiCare will be obligated to complete the merger. If the parties do not receive these approvals on terms that satisfy the merger agreement, then UnitedHealth Group will not be obligated to complete the merger. The governmental agencies from which the parties seek approvals have broad discretion in administering relevant laws and regulations. As a condition to approval of the merger, agencies may impose conditions, restrictions, qualifications, requirements or limitations that could negatively affect the way the combined company conducts business or impair the benefits UnitedHealth Group anticipates the merger will create. UnitedHealth Group is not obligated to complete the merger if a governmental agency or agencies impose a condition, restriction, qualification, requirement or limitation when it grants the specified approvals and consents which (if implemented) would constitute, or would be reasonably likely to constitute, individually or in the aggregate, a Negative Regulatory Action, as such term is defined in the merger agreement. Any such conditions, restrictions, qualifications, requirements or limitations imposed by one or more agencies could adversely affect UnitedHealth Group’s ability to integrate the business of PacifiCare or reduce the anticipated benefits of the merger. The merger also is subject to the requirements of the HSR Act, which prevents certain acquisitions from being completed until required information and materials are furnished to the Antitrust Division of the Department of Justice and the U.S. Federal Trade Commission and certain waiting periods are terminated or expire.

The anticipated benefits of acquiring PacifiCare may not be realized.

UnitedHealth Group and PacifiCare entered into the merger agreement with the expectation that the merger will result in various benefits including, among others, benefits relating to a stronger and more diverse network of doctors and other health care providers, expanded and enhanced affordable health care services that address the needs of older Americans, enhanced revenues, a strengthened market position for UnitedHealth Group across the

United States, cross selling opportunities, technology, cost savings and operating efficiencies. Achieving the anticipated benefits of the merger is subject to a number of uncertainties, including whether UnitedHealth Group integrates PacifiCare in an efficient and effective manner, and general competitive factors in the marketplace. Failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy and could materially impact UnitedHealth Group’s business, financial condition and operating results.

UnitedHealth Group may have difficulty integrating PacifiCare and may incur substantial costs in connection with the integration.

Integrating PacifiCare’s operations into UnitedHealth Group operating platform will be a complex, time-consuming and expensive process. Before the merger, UnitedHealth Group and PacifiCare operated independently, each with its own business, products, customers, employees, culture and systems. UnitedHealth Group may experience material unanticipated difficulties or expenses in connection with the integration of PacifiCare, especially given the relatively large size of PacifiCare’s operations. The time and expense associated with converting the businesses of the combined company to a common platform and negotiating amended or new contracts with physicians, other health care professionals and facilities, as well as other service providers may exceed management’s expectations and limit or delay the intended benefits of the transaction. Similarly, the process of combining sales and marketing and network management forces, consolidating administrative functions, and coordinating product and service offerings can take longer, cost more, and provide fewer benefits than initially projected. To the extent any of these events occurs, the benefits of the transaction may be reduced, at least for a period of time.

UnitedHealth Group may face substantial difficulties, costs and delays in integrating PacifiCare. These factors may include:

•	retaining and integrating management and other key employees of the combined company;

•	costs and delays in implementing common systems and procedures;

•	perceived adverse changes in product offerings available to customers or customer service standards, whether or not these changes do, in fact, occur;

•	potential charges to earnings resulting from the application of purchase accounting to the transaction;

•	difficulty comparing financial reports due to differing management systems;

•	diversion of management resources from the business of the combined company;

•	retention of PacifiCare’s provider networks;

•	difficulty in retaining existing customers of each company; and

•	reduction or loss of customer sales due to the potential for market confusion, hesitation and delay.

After the merger, UnitedHealth Group may seek to combine certain operations and functions using common information and communication systems, operating procedures, financial controls and human resource practices, including training, professional development and benefit programs. UnitedHealth Group may be unsuccessful in implementing the integration of these systems and processes. Any one or all of these factors may cause increased operating costs, worse than anticipated financial performance or the loss of customers and employees. Many of these factors are also outside the control of either company.

No material commercial third party consents or approvals are required in connection with the proposed transaction.

Item 3.    Quantitative And Qualitative Disclosures About Market Risk

Market risk represents the risk of changes in the fair value of a financial instrument caused by changes in interest rates or equity prices. The company’s primary market risk is exposure to changes in interest rates that could impact the fair value of our investments and long-term debt.

Approximately $12.5 billion of our cash equivalents and investments at June 30, 2005 were debt securities. Assuming a hypothetical and immediate 1% increase or decrease in interest rates applicable to our fixed-income investment portfolio at June 30, 2005, the fair value of our fixed-income investments would decrease or increase by approximately $380 million. We manage our investment portfolio to limit our exposure to any one issuer or industry and largely limit our investments to U.S. Government and Agency securities, state and municipal securities, and corporate debt obligations that are investment grade.

To mitigate the financial impact of changes in interest rates, we have entered into interest rate swap agreements to more closely match the interest rates of our long-term debt with those of our cash equivalents and short-term investments. Including the impact of our interest rate swap agreements, approximately $3.4 billion of our commercial paper and debt had variable rates of interest and $825 million had fixed rates as of June 30, 2005. A hypothetical 1% increase or decrease in interest rates would not be material to the fair value of our commercial paper and debt.

At June 30, 2005, we had $223 million of equity investments, primarily held by our UnitedHealth Capital business in various public and non-public companies concentrated in the areas of health care delivery and related information technologies. Market conditions that affect the value of health care or technology stocks will likewise impact the value of our equity portfolio.

Item 4.    Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of June 30, 2005, an evaluation was carried out under the supervision and with the participation of the company’s management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

Changes in Internal Control Over Financial Reporting During the Quarter Ended June 30, 2005

There were no significant changes in our internal control over financial reporting that occurred during the Company’s quarter ended June 30, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION

Item 1.    Legal Proceedings

In Re: Managed Care Litigation: MDL No. 1334.    Beginning in 1999, a series of class action lawsuits were filed against us and virtually all major entities in the health benefits business. In December 2000, a multidistrict litigation panel consolidated several litigation cases involving UnitedHealth Group and our affiliates in the Southern District Court of Florida, Miami division. Generally, the health care provider plaintiffs allege violations of ERISA and RICO in connection with alleged undisclosed policies intended to maximize profits. Other allegations include breach of state prompt payment laws and breach of contract claims for failure to timely reimburse providers for medical services rendered. The consolidated suits seek injunctive, compensatory and equitable relief as well as restitution, costs, fees and interest payments. The trial court granted the health care providers’ motion for class certification and that order was reviewed by the Eleventh Circuit Court of Appeals. The Eleventh Circuit affirmed the class action status of the RICO claims, but reversed as to the breach of contract, unjust enrichment and prompt payment claims. Through a series of motions and appeals, all direct claims against UnitedHealthcare have been compelled to arbitration. The trial court has denied UnitedHealthcare’s further motion to compel the secondary RICO claims to arbitration and the Eleventh Circuit affirmed that order. A trial date has been set for January 2006. The trial court has ordered that the trial be bifurcated into separate liability and damage proceedings. At a hearing before the trial court in July 2005, the plaintiffs confirmed that they would not seek damages against the Company with respect to capitation-related claims.

The American Medical Association et al. v. Metropolitan Life Insurance Company, United HealthCare Services. Inc. and UnitedHealth Group.    On March 15, 2000, the American Medical Association filed a lawsuit against the company in the Supreme Court of the State of New York, County of New York. On April 13, 2000, we removed this case to the United States District Court for the Southern District of New York. The suit alleges causes of action based on ERISA, as well as breach of contract and the implied covenant of good faith and fair dealing, deceptive acts and practices, and trade libel in connection with the calculation of reasonable and customary reimbursement rates for non-network providers. The suit seeks declaratory, injunctive and compensatory relief as well as costs, fees and interest payments. An amended complaint was filed on August 25, 2000, which alleged two classes of plaintiffs, an ERISA class and a non-ERISA class. After the Court dismissed certain ERISA claims and the claims brought by the American Medical Association, a third amended complaint was filed. On October 25, 2002, the court granted in part and denied in part our motion to dismiss the third amended complaint. On May 21, 2003, we filed a counterclaim complaint in this matter alleging antitrust violations against the American Medical Association and asserting claims based on improper billing practices against an individual provider plaintiff. On May 26, 2004, we filed a motion for partial summary judgment seeking the dismissal of certain claims and parties based, in part, due to lack of standing. On July 16, 2004, plaintiffs filed a motion for leave to file an amended complaint, seeking to assert RICO violations.

Our business is regulated at federal, state, local and international levels. The laws and rules governing our business and interpretations of those laws and rules are subject to frequent change. Broad latitude is given to the agencies administering those regulations. State legislatures and Congress continue to focus on health care issues as the subject of proposed legislation. Existing or future laws and rules could force us to change how we do business, restrict revenue and enrollment growth, increase our health care and administrative costs and capital requirements, and increase our liability in federal and state courts for coverage determinations, contract interpretation and other actions. Further, we must obtain and maintain regulatory approvals to market many of our products.

We typically have and are currently involved in various governmental investigations, audits, and reviews. These include routine, regular and special investigations, audits, and reviews by CMS, state insurance and health and welfare departments and state attorneys general, the Office of the Inspector General, the Office of Personnel Management, the Office of Civil Rights, the Department of Justice, and U.S. Attorneys. Such government actions can result in assessment of damages, civil or criminal fines or penalties, or other sanctions, including restrictions or changes in the way we conduct business, loss of licensure or exclusion from participation in government programs. We record liabilities for our estimate of probable costs resulting from these matters.

Although the results of pending litigation and regulatory matters are always uncertain, we do not believe the results of any such actions currently threatened or pending, including those described above, will, individually or in aggregate, have a material adverse effect on our consolidated financial position or results of operations.

Item 2.	Issuer Purchases of Equity Securities

Issuer Purchases of Equity Securities (1)

Second Quarter 2005

For the Month Ended	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that may yet be purchased under the plans or programs
April 30, 2005	14,003,400	$47.53	14,003,400	68,756,600
May 31, 2005	3,755,000	$48.52	3,755,000	65,001,600
June 30, 2005	1,230,000	$52.40	1,230,000	63,771,600

TOTAL	18,988,400	$48.04	18,988,400

(1)	On November 4, 1997, the Company’s Board of Directors adopted a share repurchase program, which the Board evaluates periodically and renews as necessary. The Company announced this program on November 6, 1997, and announced renewals of the program on November 5, 1998, October 27, 1999, February 14, 2002, October 25, 2002, July 30, 2003 and November 4, 2004. On November 4, 2004, the Board renewed the share repurchase program and authorized the Company to repurchase up to 130 million shares of the Company’s common stock at prevailing market prices. There is no established expiration date for the program. During the three months ended June 30, 2005, the Company did not repurchase any shares other than through this publicly announced program. On May 3, 2005, our board of directors declared a two-for-one stock split. The stock split was effective on May 27, 2005, for shareholders of record on May 20, 2005. All share and per share amounts have been restated to reflect the stock split.

Item 4.    Submission of Matters to a Vote of Security Holders

At the Company’s Annual Meeting of Shareholders held on May 3, 2005 (the “Annual Meeting”), the Company’s shareholders voted on four items: the election of directors, the ratification of the appointment of Deloitte & Touche LLP as the independent registered public accounting firm for the Company, a shareholder proposal requesting the use of performance-vesting shares for executive equity compensation, and a shareholder proposal requesting use of performance based options for executive equity compensation.

The four directors elected at the Annual Meeting were: Thomas H. Kean, with 1,003,897,240 votes cast for his election and 90,316,174 votes withheld; Robert L. Ryan, with 1,066,946,278 votes cast for his election and 27,267,136 votes withheld; William G. Spears, with 1,031,772,776 votes cast for his election and 62,440,638 votes withheld; Gail R. Wilensky with 1,062,088,224 votes cast for her election and 32,125,190 votes withheld. The other directors whose terms of office continued after the Annual Meeting were: William C. Ballard, Jr., Richard T. Burke, Stephen J. Hemsley, James A. Johnson, Douglas W. Leatherdale, William W. McGuire, Mary O. Mundinger, and Donna E. Shalala.

The appointment of Deloitte & Touche LLP as the independent registered public accounting firm for the Company for the year ending December 31, 2005 was ratified with 1,078,906,780 votes cast for ratification, 8,285,498 votes cast against ratification and 7,021,136 votes abstaining. There were no broker non-votes on this matter.

The shareholder proposal regarding the use of performance-vesting shares was not ratified with 594,176,612 votes cast against the proposal, 387,804,622 votes cast for the proposal, and 11,494,404 votes abstaining. There were 100,737,776 broker non-votes cast on this matter.

The shareholder proposal regarding the use of performance-based options was not ratified with 565,283,194 votes cast against the proposal, 418,953,904 votes cast for the proposal, and 9,238,540 votes abstaining. There were 100,737,776 broker non-votes cast on this matter.

On May 3, 2005, our board of directors declared a two-for-one stock split. The stock split was effective on May 27, 2005, for shareholders of record on May 20, 2005. All amounts have been restated to reflect the stock split.

Item 5.    Other Information

Amendment to IBM Agreement

On August 2, 2005, pursuant to Section 24.01 of the Information Technology Services Agreement between the Company and International Business Machines Corporation (IBM) dated February 1, 2003, as amended (the Agreement), the Company sent written notice to IBM of its intention to terminate a portion of the services provided by IBM to the Company under the Agreement. The Company has determined that it has the capabilities to perform these services on its own behalf. The Company expects the transition to be effective during the first quarter of 2006. A copy of the notice is included as Exhibit 10(b) to this 10-Q. Under the terms of the Agreement, the Company will pay IBM a fee of approximately $4.8 million in connection with the termination of these services. The remaining portions of the Agreement will remain intact and IBM will continue to provide the other services described under the Agreement. As a result of this amendment to the Agreement, the Company has determined that the Agreement no longer constitutes a “material agreement” of the Company, as defined by the rules and regulations of the SEC.

Amendments to Employment Agreements

On August 5, 2005, the Compensation and Human Resources Committee (Committee) of the Board of Directors of UnitedHealth Group approved certain amendments to the employment agreements of the Company’s Chief Executive Officer and Chairman of the Board, William W. McGuire, M.D., and President and Chief Operating Officer, Stephen J. Hemsley. These amendments became effective on August 5, 2005. The amendments are included herein as Exhibits 10(c) and 10(d).

Dr. McGuire’s employment agreement has been amended to provide an initial, fixed five-year term with automatic one-year renewal periods thereafter. The amendment also replaces specified annual salary increases and option grants with the Committee’s discretion to make such increases or grants in the future, based on various specified considerations. The noncompete provision was amended to provide that Dr. McGuire is subject to a noncompete obligation during any period following employment in which he receives severance, consulting or similar payments. The amendment confirms that under the Company’s policies concerning length of service and other factors, Dr. McGuire will be eligible to have termination of employment (other than termination for cause, upon disability, death or a change in control) treated as a retirement (as defined under the employment agreement). The amendment provides that the Committee has the ability to elect to retain Dr. McGuire as a consultant for a period up to 36 months upon his retirement. The amendment also contains several other minor and clarifying amendments to Dr. McGuire’s employment agreement.

Mr. Hemsley’s employment agreement has been amended to replace specified annual option grants with the Committee’s discretion to make such grants in the future based on various specified considerations and to require Committee final approval over any increases to Mr. Hemsley’s salary. The amendment also revises Mr. Hemsley’s employment and termination provisions in the event of a resignation, retirement or termination of Dr. McGuire as Chief Executive Officer. The amendment also contains several other minor and clarifying changes to Mr. Hemsley’s employment agreement.

Item 6.    Exhibits

(a) The following exhibits are filed in response to Item 601 of Regulation S-K.

Exhibit Number	Description

Exhibit 10 (a)	— Twelfth Amendment to the AARP Health Insurance Agreement by and between AARP Services, Inc. and United HealthCare Insurance Company, effective as of June 30, 2005.

Exhibit 10(b)	— Notice from the Company to IBM of termination of certain services pursuant to the Information Technology Services Agreement between the Company and IBM dated February 1, 2003, as amended.

Exhibit 10(c)	— Amendment to Employment Agreement, dated as of August 5, 2005, between UnitedHealth Group Incorporated and William W. McGuire, M.D.

Exhibit 10(d)	— Amendment to Employment Agreement, dated as of August 5, 2005, between UnitedHealth Group Incorporated and Stephen J. Hemsley.

Exhibit 15	— Letter Re Unaudited Interim Financial Information

Exhibit 31	— Certifications Pursuant to Section 302 of the Sarbanes-OxleyAct of 2002

Exhibit 32	— Certifications Pursuant to Section 906 of the Sarbanes-OxleyAct of 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

UNITEDHEALTH GROUP INCORPORATED

/s/ STEPHEN J. HEMSLEY Stephen J. Hemsley	President and Chief Operating Officer	Dated: August 8, 2005

/s/ PATRICK J. ERLANDSON Patrick J. Erlandson	Chief Financial Officer and Chief Accounting Officer	Dated: August 8, 2005

EXHIBITS

Exhibit Number	Description
Exhibit 10 (a)	— Twelfth Amendment to the AARP Health Insurance Agreement by and between AARP Services, Inc. and United HealthCare Insurance Company, effective as of June 30, 2005.
Exhibit 10(b)	— Notice from the Company to IBM of termination of certain services pursuant to the Information Technology Services Agreement between the Company and IBM dated February 1, 2003, as amended.
Exhibit 10(c)	— Amendment to Employment Agreement, dated as of August 5, 2005, between UnitedHealth Group Incorporated and William W. McGuire, M.D.
Exhibit 10(d)	— Amendment to Employment Agreement, dated as of August 5, 2005, between UnitedHealth Group Incorporated and Stephen J. Hemsley.
Exhibit 15	— Letter Re Unaudited Interim Financial Information
Exhibit 31	— Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 32	— Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

ANNEX V

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): July 6, 2005

UNITEDHEALTH GROUP INCORPORATED

(Exact Name of Registrant as Specified in Its Charter)

MINNESOTA

(State or Other Jurisdiction of Incorporation)

001-10864	41-1321939
(Commission File Number)	(IRS Employer Identification No.)

UNITEDHEALTH GROUP CENTER 9900 BREN ROAD EAST MINNETONKA, MINNESOTA	55343
(Address of Principal Executive Offices)	(Zip Code)

(952) 936-1300

(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On July 6, 2005, UnitedHealth Group Incorporated, a Minnesota corporation (“UnitedHealth Group”), Point Acquisition LLC, a Delaware limited liability company and a direct wholly owned subsidiary of UnitedHealth Group (“Merger Sub”), and PacifiCare Health Systems, Inc., a Delaware corporation (“PacifiCare”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, PacifiCare will merge with and into Merger Sub (the “Merger”), with Merger Sub continuing as the surviving entity in the merger.

At the effective time of the Merger, each issued and outstanding share of PacifiCare common stock (other than shares owned by PacifiCare (as treasury stock or otherwise), which shares will be cancelled, and other than shares with respect to which appraisal rights under Delaware law have been perfected) will be converted into the right to receive (i) 1.10 shares of UnitedHealth Group common stock, and (ii) $21.50 in cash, on the terms specified in the Merger Agreement.

The Merger Agreement grants UnitedHealth Group the right to effect the Merger by Merger Sub converting into a Delaware corporation (“Corporate Merger Subsidiary”) and Corporate Merger Subsidiary merging with and into PacifiCare (the “Reverse Merger”). The Merger Agreement conditions the foregoing right on UnitedHealth Group’s part on such alternate structure not precluding the delivery of legal opinions to the effect that the Reverse Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, as well as such alternate structure not (i) resulting in any change in the merger consideration, (ii) being materially adverse to the interests of UnitedHealth Group, PacifiCare, Merger Sub or the respective stockholders of UnitedHealth Group and PacifiCare, or (iii) unreasonably impeding or delaying completion of the transaction.

UnitedHealth Group and PacifiCare have each made representations and warranties to each other in the Merger Agreement. PacifiCare has made certain covenants in the Merger Agreement, including, among others, covenants, subject to certain exceptions, (A) to conduct its business in the ordinary course between the execution of the Merger Agreement and the consummation of the Merger, (B) to cause a stockholder meeting to be held to consider approval of the Merger and the other transactions contemplated by the Merger Agreement, (C) for its Board of Directors to recommend adoption and approval by its stockholders of the Merger Agreement and the transactions contemplated by the Merger Agreement, (D) not to solicit proposals relating to alternative business combination transactions, (E) not to enter into discussions concerning, or provide confidential information in connection with, alternative business combination transactions, and (F) to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable (including obtaining necessary governmental consents and approvals) to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by the Merger Agreement. In addition, UnitedHealth Group has made certain covenants in the Merger Agreement, including among others, covenants regarding the matters referred to in clause (F) of the preceding sentence and relating to employee matters.

Completion of the Merger is subject to mutual conditions, including, among others, (i) approval of the requisite holders of PacifiCare common stock, (ii) expiration or termination of the applicable Hart-Scott-Rodino Act waiting period, (iii) absence of any order, injunction or other judgment or decree, prohibiting the consummation of the Merger, (iv) the receipt of specified governmental consents and approvals, (v) subject to certain exceptions, the accuracy of the representations and warranties with respect to PacifiCare’s and UnitedHealth Group’s business, as applicable, and compliance by PacifiCare and UnitedHealth Group with their respective obligations under the Merger Agreement, and (vi) receipt of customary tax opinions. Additionally, UnitedHealth Group’s obligation to complete the Merger is subject to certain conditions, including, among others, (i) receipt of specified governmental consents and approvals, without the imposition of certain restrictions or conditions, (ii) absence of certain litigation by federal or state governmental authorities which seek, among other things, the imposition of certain conditions or restrictions and (iii) absence of certain orders, injunctions or other judgments or decrees, which impose certain conditions or restrictions.

The Merger Agreement contains certain termination rights for both UnitedHealth Group and PacifiCare, and further provides that, upon termination of the Merger Agreement under specified circumstances, PacifiCare may be required to pay UnitedHealth Group a termination fee of $243,600,000.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 hereto, and is incorporated into this report by reference.

Item 8.01. Other Events.

On July 6, 2005, UnitedHealth Group issued a press release announcing the execution of the Merger Agreement. The press release is filed as Exhibit 99.1 hereto, and is incorporated into this report by reference.

Concurrently with the execution of the Merger Agreement, United HealthCare Services, Inc., a wholly owned subsidiary of UnitedHealth Group, entered into employment agreements with 21 senior executives of PacifiCare providing for employment terms of between one and two years. These senior executives also entered into separate non-competition agreements with UnitedHealth Group with varying terms.

On July 6, 2005, United HealthCare Insurance Company and PacifiCare Health Plans Administrators, Inc., wholly owned subsidiaries of UnitedHealth Group and Pacificare respectively, also entered into separate Health Services Agreements pursuant to which each party, on behalf of itself and its affiliates, and subject to the terms and conditions of such agreements, agreed to make certain of its networks of healthcare providers in certain states available to certain customers of the other party.

*  *  *

Important Merger Information

In connection with the proposed transactions, UnitedHealth Group and PacifiCare intend to file relevant materials with the Securities and Exchange Commission (SEC), including one or more registration statement(s) on Form S-4 that will contain a prospectus and proxy statement. Because those documents will contain important information, holders of PacifiCare common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free (along with any other documents and reports filed by UnitedHealth Group and PacifiCare with the SEC) at the SEC’s Web site, www.sec.gov. In addition, PacifiCare stockholders may obtain free copies of the documents filed with the SEC by PacifiCare by directing a written request to Pacificare Health Systems Inc., 5995 Plaza Drive, Cypress, CA 90630, Attention: Investor Relations. Such documents are not currently available.

UnitedHealth Group and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of PacifiCare common stock in connection with the proposed transactions. Information about the directors and executive officers of UnitedHealth Group is set forth in the proxy statement for UnitedHealth Group’s 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2005. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy solicitation statement if and when it becomes available.

PacifiCare and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of PacifiCare common stock in connection with the proposed transaction. Information about the directors and executive officers of PacifiCare and their ownership of PacifiCare common stock is set forth in the proxy statement for PacifiCare’s 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 13, 2005. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This Form 8-K may contain statements, estimates or projections that constitute “forward-looking” statements as defined under U.S. federal securities laws. Generally the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “will” and similar expressions identify forward-looking statements, which generally are not historical in nature. By their nature, forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. These risks and uncertainties include, among others, our ability to consummate the merger with PacifiCare, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the merger may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; the regulatory approvals required to complete the merger may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and tax treatment of the merger and the value of the merger consideration; and those risks and uncertainties found in our filings and reports filed with the Securities and Exchange Commission from time to time, including our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except to the extent otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements.

*  *  *

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits

2.1	Agreement and Plan of Merger, dated as of July 6, 2005, by and among UnitedHealth Group Incorporated, Point Acquisition LLC and PacifiCare Health Systems, Inc.

99.1	Press Release issued by UnitedHealth Group on July 6, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    July 12, 2005

UNITEDHEALTH GROUP INCORPORATED

By:	/s/ DAVID J. LUBBEN
Name:	David J. Lubben
Title:	General Counsel & Secretary

EXHIBIT INDEX

2.1	Agreement and Plan of Merger, dated as of July 6, 2005, by and among UnitedHealth Group Incorporated, Point Acquisition LLC and PacifiCare Health Systems, Inc.

99.1	Press Release issued by UnitedHealth Group on July 6, 2005.

ANNEX W

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): May 24, 2005

UnitedHealth Group Incorporated

(Exact name of registrant as specified in its charter)

Minnesota	0-10864	41-1321939
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

UnitedHealth Group Center, 9900 Bren Road East, Minnetonka, Minnesota	55343
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 952-936-1300

Not Applicable

Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

In connection with a previously announced stock split of the common stock of UnitedHealth Group Incorporated (the “Company”), on May 24, 2005 the Company filed an amendment to its Second Restated Articles of Incorporation. The amendment, which becomes effective at 5:00 p.m. CST on the effective date of the stock split (May 27, 2005), reflects the increase in the shares of authorized stock resulting from the stock split. The Articles of Amendment are filed as Exhibit 3(a) to this Report.

Item 9.01. Financial Statements and Exhibits.

Exhibit 3(a) Articles of Amendment to Second Restated Articles of Incorporation of the Company, filed on May 24, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITEDHEALTH GROUP INCORPORATED

May 24, 2005	By:	DAVID J. LUBBEN
	Name:	David J. Lubben
	Title:	General Counsel & Secretary

Exhibit Index

Exhibit No.		Description

3.	(a)	Articles of Amendment to Second Restated Articles of Incorporation of the Company, filed on May 24, 2005

ANNEX X

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): March 2, 2005

UNITEDHEALTH GROUP INCORPORATED

(Exact name of registrant as specified in its charter)

Minnesota	0-10864	41-1321939
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

UnitedHealth Group Center,

9900 Bren Road East, Minnetonka, Minnesota 55343

(Address of principal executive offices) (zip code)

(952) 936-1300

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events

On March 2, 2005, UnitedHealth Group Incorporated (the “Company”) agreed to sell $500,000,000 aggregate principal amount of its 4.875% Notes due March 15, 2015 (the “Notes”), pursuant to an Underwriting Agreement (“Underwriting Agreement”) and applicable Pricing Agreement, each dated March 2, 2005, among the Company and Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated, as Representatives of the several Underwriters listed on Schedule I of the Pricing Agreement referenced above (together, the “Underwriters”). The Notes will be issued pursuant to that certain Senior Debt Securities Indenture, dated as of November 15, 1998, as amended by an Amendment to Indenture, dated as of November 6, 2000, between the Company and The Bank of New York, as Trustee (the “Indenture”), and the Officers’ Certificate and Company Order, dated March 2, 2005, relating to the Notes, pursuant to Sections 201, 301 and 303 of the Indenture. The Notes will be issued on March 7, 2005, and have been registered under the Securities Act of 1933, as amended, by a registration statement on Form S-3, File No. 333-113755.

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

Exhibit No.	Description of Exhibit
1.1	Underwriting Agreement and applicable Pricing Agreement each dated March 2, 2005, among the Company and Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated, as Representatives of the several Underwriters.

4.1	Officers’ Certificate and Company Order, dated March 2, 2005, pursuant to Sections 201, 301 and 303 of the Senior Debt Securities Indenture, dated as of November 15, 1998, as amended by the Amendment to Indenture, dated as of November 6, 2000, between the Company and The Bank of New York, as Trustee, relating to the Notes (excluding exhibits thereto).

4.2	Specimen of the Note

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    March 7, 2005

UNITEDHEALTH GROUP INCORPORATED

By:	/s/ DAVID J. LUBBEN
Name:	David J. Lubben
Title:	General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1	Underwriting Agreement and applicable Pricing Agreement each dated March 2, 2005, among the Company and Citigroup Global Markets Inc., J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated, as Representatives of the several Underwriters.

4.1	Officers’ Certificate and Company Order, dated March 2, 2005, pursuant to Sections 201, 301 and 303 of the Senior Debt Securities Indenture, dated as of November 15, 1998, as amended by the Amendment to Indenture, dated as of November 6, 2000, between the Company and The Bank of New York, as Trustee, relating to the Notes (excluding exhibits thereto).

4.2	Specimen of the Note

ANNEX Y

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): February 2, 2005

UnitedHealth Group Incorporated

(Exact name of registrant as specified in its charter)

Minnesota	0-10864	41-1321939
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

UnitedHealth Group Center, 9900 Bren Road East, Minnetonka, Minnesota	55343
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 952-936-1300

Not Applicable

Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On February 2, 2005, the Compensation and Human Resources Committee (the “Committee”) of the Board of Directors of UnitedHealth Group Incorporated (the “Company”) designated certain participants, including executive officers of the Company, eligible to receive long term performance awards for the 2005-2007 performance period under the Company s ongoing Executive Incentive Plan. Pursuant to the terms of the Executive Incentive Plan, the Committee also approved target performance awards, maximum performance awards and objective performance goals for the 2005-2007 performance period based on achievement of certain earnings per share amounts. These awards are subject to adjustment based on additional financial and non-financial objectives, such as growth in revenues and operating income, operating cash flows, operating margin, return on equity, quality, integrity and compliance, and timely progress on strategic initiatives.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

February 7, 2005

UNITEDHEALTH GROUP INCORPORATED

By:	DAVID J. LUBBEN
Name:	David J. Lubben
Title:	Secretary & General Counsel

ANNEX Z

P R E L I M I N A R Y    C O P Y,    S U B J E C T    T O     C O M P L E T I O N

FORM OF PROXY CARD FOR PACIFICARE SPECIAL MEETING

Special Meeting, [MONTH] [DAY], 2005

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

By signing and returning this proxy, you appoint Howard G. Phanstiel and David A. Reed, and each of them, with full power of substitution, to vote and represent these shares at the Special Meeting of Stockholders to be held on [MONTH] [DAY], 2005 at          a.m. local time, (or any adjournments or postponements thereof) at the following location:

WHEN PROPERLY EXECUTED, THIS PROXY WILL BE VOTED AS YOU DIRECT. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED AS RECOMMENDED BY THE BOARD OF DIRECTORS.

TO VOTE IN ACCORDANCE WITH THE BOARD OF DIRECTORS’ RECOMMENDATION,

YOU MAY SIMPLY SIGN AND DATE THIS CARD ON THE REVERSE SIDE; NO BOXES

NEED TO BE CHECKED.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

Address Change/Comments (Mark the corresponding box on the reverse side.)

INTERNET AND TELEPHONE VOTING INSTRUCTIONS

You can vote by telephone or Internet! Available 24 hours a day 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

To vote using the telephone (within the U.S. and Canada)

•	Call toll free in the United States or Canada anytime by touch tone telephone. There is NO CHARGE for your call.

•	Follow the instructions provided by the recorded message.

To vote using the Internet

•	Go to the following website:

•	Enter the information requested on your computer screen and follow the instructions.

If you vote by telephone or the Internet, please DO NOT mail back this proxy card.

Proxies submitted by telephone or Internet must be received by                      on             .

- FOLD AND DETACH HERE -

PLEASE REFER TO THE REVERSE SIDE FOR INTERNET AND TELEPHONE VOTING INSTRUCTIONS

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR ALL PROPOSALS

		FOR	AGAINST	ABSTAIN
1.	Proposal to approve and adopt the Agreement and Plan of Merger, dated as of July 6, 2005, by and among UnitedHealth Group Incorporated, Point Acquisition LLC, a wholly owned subsidiary of UnitedHealth Group Incorporated, and PacifiCare Health Systems, Inc., and the transactions contemplated by the merger agreement, including the merger, pursuant to which PacifiCare will merge with and into Point Acquisition LLC, and PacifiCare will become a wholly owned subsidiary of UnitedHealth Group. Each outstanding share of PacifiCare common stock will be converted into the right to receive 1.1 shares of UnitedHealth Group common stock and $21.50 in cash.	☐	☐	☐
		FOR	AGAINST	ABSTAIN
2.	Proposal to authorize the proxyholders to vote to adjourn or postpone the special meeting, in their sole discretion, for the purpose of soliciting additional votes for the adoption of the merger agreement.	☐	☐	☐

IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY BE PRESENTED TO THE MEETING OR ANY ADJOURNMENTS, POSTPONEMENTS, CONTINUATIONS OR RESCHEDULINGS THEREOF.

Dated:                    , 2005

Signature

Signature (Joint Owners)
Title

Please sign EXACTLY as your name appears on this proxy. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person. Please indicate any change of address. The signer hereby revokes all proxies heretofore given by the signer to vote at the Special Meeting of PacifiCare Health Systems, Inc. and any adjournments, postponements, continuations or reschedulings thereof.

PLEASE SIGN, DATE AND RETURN THIS PROXY IN THE ENVELOPE PROVIDED.

- FOLD AND DETACH HERE -

P R E L I M  I N A R Y    C O P Y ,     S U B J E C T    T O    C O M P L E T I O N

FORM OF PROXY CARD FOR PACIFICARE SPECIAL MEETING

Special Meeting, [MONTH] [DAY], 2005

VOTING INSTRUCTIONS TO TRUSTEE FOR

THE SPECIAL MEETING OF STOCKHOLDERS

THE TRUSTEE SOLICITS THESE VOTING INSTRUCTIONS FROM PARTICIPANTS IN THE PACIFICARE HEALTH SYSTEMS, INC. SAVINGS AND PROFIT SHARING PLAN WHO HAVE RIGHTS IN PACIFICARE COMMON STOCK

By signing and returning this proxy, you, as a participant in the PacifiCare Health Systems, Inc. Savings and Profit Sharing Plan or 401(k) plan, hereby instruct Wells Fargo Bank, as Trustee, to vote, as stated on the reverse side, all the shares of PacifiCare common stock allocated to your accounts under the 401(k) Plan, and to act in its discretion upon such other business as may properly come before, and to represent you at, the Special Meeting of Stockholders to be held on [MONTH] [DAY], 2005 at          a.m. local time (or any adjournments or postponements thereof) at the following location:

PLEASE CAREFULLY REVIEW THE ENCLOSED NOTICE TO 401(K) PLAN PARTICIPANTS BEFORE COMPLETING AND MAILING THIS CARD.

WHEN PROPERLY EXECUTED, THIS PROXY WILL BE VOTED AS YOU DIRECT. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED AS RECOMMENDED BY THE BOARD OF DIRECTORS. THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR BOTH PROPOSALS.

TO VOTE IN ACCORDANCE WITH THE BOARD OF DIRECTORS’ RECOMMENDATION,

YOU MAY SIMPLY SIGN AND DATE THIS CARD ON THE REVERSE SIDE; NO BOXES

NEED TO BE CHECKED.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

Address Change/Comments (Mark the corresponding box on the reverse side.)

INTERNET AND TELEPHONE VOTING INSTRUCTIONS

You can vote by telephone or Internet! Available 24 hours a day 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

To vote using the telephone (within the U.S. and Canada)

•	Call toll free in the United States or Canada anytime by touch tone telephone. There is NO CHARGE for your call.

•	Follow the instructions provided by the recorded message.

To vote using the Internet

•	Go to the following website:

•	Enter the information requested on your computer screen and follow the instructions.

If you vote by telephone or the Internet, please DO NOT mail back this proxy card.

Proxies submitted by telephone or Internet must be received by                      on             .

- FOLD AND DETACH HERE -

PLEASE REFER TO THE REVERSE SIDE FOR INTERNET AND TELEPHONE VOTING INSTRUCTIONS

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR BOTH PROPOSALS

		FOR	AGAINST	ABSTAIN
1.	Proposal to approve and adopt the Agreement and Plan of Merger, dated as of July 6, 2005, by and among UnitedHealth Group Incorporated, Point Acquisition LLC, a wholly owned subsidiary of UnitedHealth Group Incorporated, and PacifiCare Health Systems, Inc., and the transactions contemplated by the merger agreement, including the merger, pursuant to which PacifiCare will merge with and into Point Acquisition LLC, and PacifiCare will become a wholly owned subsidiary of UnitedHealth Group. Each outstanding share of PacifiCare common stock will be converted into the right to receive 1.1 shares of UnitedHealth Group common stock and $21.50 in cash.	☐	☐	☐
		FOR	AGAINST	ABSTAIN
2.	Proposal to authorize the proxyholders to vote to adjourn or postpone the special meeting, in their sole discretion, for the purpose of soliciting additional votes for the adoption of the merger agreement.	☐	☐	☐

IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY BE PRESENTED TO THE MEETING OR ANY ADJOURNMENTS, POSTPONEMENTS, CONTINUATIONS OR RESCHEDULINGS THEREOF.

Dated:                     , 2005

Signature

Signature (Joint Owners)

Title

Please sign EXACTLY as your name appears on this proxy. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person. Please indicate any change of address. The signer hereby revokes all proxies heretofore given by the signer to vote at the Special Meeting of PacifiCare Health Systems, Inc. and any adjournments, postponements, continuations or reschedulings thereof.

PLEASE SIGN, DATE AND RETURN THIS PROXY IN THE ENVELOPE PROVIDED.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Section 302A.521 of the Minnesota Business Corporation Act provides that a corporation shall indemnify any person who is made or is threatened to be made a party to any proceeding by reason of the former or present official capacity (as defined) of such person against judgments, penalties, fines (including, without limitation, excise taxes assessed against such person with respect to any employee benefit plan), settlements and reasonable expenses, including attorneys’ fees and disbursements, incurred by such person in connection with the proceeding if, with respect to the acts or omissions of such person complained of in the proceeding, such person: (1) has not been indemnified therefor by another organization or employee benefit plan; (2) acted in good faith; (3) received no improper personal benefit and Section 302A.255 (with respect to director conflicts of interest), if applicable, has been satisfied; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) reasonably believed that the conduct was in the best interests of the corporation in the case of acts or omissions in such person’s official capacity for the corporation or reasonably believed that the conduct was not opposed to the best interests of the corporation in the case of acts or omissions in such person’s official capacity for other affiliated organizations. “Proceeding” means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of the corporation.

The bylaws of UnitedHealth Group provide for the indemnification of such persons, for such expenses and liabilities, in such manner, under such circumstances and to such extent as permitted by Section 302A.521 of the Minnesota Business Corporation Act. UnitedHealth Group maintains a standard policy of directors and officers insurance.

Item 21. Exhibits

Exhibit Number	Description of Exhibits
2.1	Agreement and Plan of Merger, dated as of July 6, 2005 by and among UnitedHealth Group Incorporated, Point Acquisition LLC and PacifiCare (included as Annex A to the proxy statement/prospectus forming a part of this registration statement and incorporated herein by reference).

3.1	Articles of Amendment to Second Restated Articles of Incorporation of UnitedHealth Group Incorporated (incorporated by reference to Exhibit 3(a) to UnitedHealth Group Incorporated’s Current Report on Form 8-K dated May 24, 2005).

3.2	Articles of Amendment to Second Restated Articles of Incorporation of UnitedHealth Group Incorporated (incorporated by reference to Exhibit 3(a) to UnitedHealth Group Incorporated’s Annual Report on Form 10-K for the year ended December 31, 2001).

3.3	Articles of Merger amending the Articles of Incorporation of the Company (incorporated by reference to Exhibit 3(a) to UnitedHealth Group Incorporated’s Annual Report on Form 10-K for the year ended December 31, 1999).

3.4	Second Restated Articles of Incorporation of UnitedHealth Group Incorporated (incorporated by reference to Exhibit 3(a) to UnitedHealth Group Incorporated’s Annual Report on Form 10-K for the year ended December 31, 1995).

3.5	Second Amended and Restated Bylaws of UnitedHealth Group Incorporated (incorporated by reference to Exhibit 3(d) to UnitedHealth Group Incorporated’s Annual Report on Form 10-K for the year ended December 31, 2002).

Exhibit Number	Description of Exhibits
4.1	Senior Indenture, dated as of November 15, 1998 between UnitedHealth Group Incorporated and the Bank of New York (incorporated by reference to Exhibit 4.1 to UnitedHealth Group Incorporated’s Registration Statement on Form S-3/A filed on January 11, 1999).

4.2	Amendment, dated as of November 6, 2000 to Senior Indenture, dated as of November 15, 1998 between UnitedHealth Group Incorporated and the Bank of New York (incorporated by reference to Exhibit 4.1 to UnitedHealth Group’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).

5.1	Opinion of David J. Lubben, General Counsel of UnitedHealth Group Incorporated, regarding legality of the securities to be issued.

8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain U.S. federal tax aspects of the merger (to be filed by post-effective amendment).

8.2	Opinion of Weil, Gotshal & Manges LLP regarding certain U.S. federal tax aspects of the merger (to be filed by post-effective amendment).

15.1	Letter Regarding Unaudited Financial Information of Deloitte & Touche LLP.

15.2	Letter Regarding Unaudited Financial Information of Ernst & Young LLP.

21	Subsidiaries of UnitedHealth Group Incorporated (incorporated by reference to Exhibit 3(c) to UnitedHealth Group Incorporated’s Annual Report on Form 10-K for the year ended December 31, 2004).

23.1	Consent of Deloitte & Touche LLP.

23.2	Consent of Ernst & Young LLP.

23.3	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (to be filed by post-effective amendment).

23.4	Consent of David J. Lubben, General Counsel of UnitedHealth Group Incorporated (included in Exhibit 5.1 to this registration statement).

23.5	Consent of Weil, Gotshal & Manges LLP (to be filed by post-effective amendment).

23.6	Consent of MTS Health Partners, L.P.

23.7	Consent of Morgan Stanley & Co. Incorporated.

24	Power of Attorney.

Item 22. Undertakings

(a) Regulation S-K, Item 512 undertakings:

(1) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(3) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minnetonka, State of Minnesota, on August 11, 2005.

UNITEDHEALTH GROUP INCORPORATED

By:	/S/ DAVID J. LUBBEN
Name:	David J. Lubben
Title:	General Counsel and Secretary

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on August 11, 2005.

Signature	Title

/S/ WILLIAM W. MCGUIRE, M.D. William W. McGuire, M.D.	Chief Executive Officer and Director (principal executive officer)

/S/ PATRICK J. ERLANDSON Patrick J. Erlandson	Chief Financial Officer (principal financial officer and principal accounting officer)

* William C. Ballard, Jr.	Director

* Richard T. Burke	Director

* James A. Johnson	Director

* Thomas H. Kean	Director

* Douglas W. Leatherdale	Director

* Stephen J. Hemsley	Director

* Mary O. Mundinger	Director

* Robert L. Ryan	Director

Donna E. Shalala	Director

* William G. Spears	Director

* Gail R. Wilensky	Director

The undersigned, by signing his name hereto, does hereby execute this registration statement on behalf of the directors and officers of UnitedHealth Group Incorporated listed above pursuant to the Power of Attorney filed herewith as Exhibit 24.

*By:	/s/ DAVID J. LUBBEN
David J. Lubben As Attorney-In-Fact

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